As filed with the Securities and Exchange Commission on April 21, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
MDC PARTNERS INC.*
(Exact Name of Registrant as Specified in Its Charter)
Canada*	7311	98-0364441
(State or Other Jurisdiction of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
One World Trade Center, Floor 65, New York, NY 10007
(646) 429-1800
(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)
NEW MDC LLC**
(Exact Name of Registrant as Specified in Its Charter)
Delaware	7311	86-1390679
(State or Other Jurisdiction of Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
c/o MDC Partners Inc.
One World Trade Center, Floor 65, New York, NY 10007
(646) 429-1800
(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)
David Ross
General Counsel
One World Trade Center, Floor 65, New York, NY 10007
(646) 429-1800
(Name, Address, and Telephone Number, Including Area Code, of Agent for Service)
Copies of all communications to:
Christopher P. Giordano Jon Venick DLA Piper LLP (US) 1251 Avenue of the Americas, 25th Floor New York, New York 10020 (212) 335-4500	Russel Drew DLA Piper (Canada) LLP 1 First Canadian Place, Suite 6000, 100 King Street West Toronto, Ontario, M5X 1E2 (416) 369-5260	Adam E. Fleisher Kimberly R. Spoerri Helena Grannis Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000	Grant McGlaughlin Gesta Abols Alex Nikolic Fasken Martineau DuMoulin LLP 333 Bay Street, Suite 2400 Toronto, Ontario, M5H 2T6 (416) 366-8381
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and the consummation of the transactions covered hereby.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated Filer ☐	Accelerated filer ☒
Non-accelerated Filer ☐	Smaller reporting company ☒
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☒
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share*	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(4)
Class A Common Stock	77,846,000	$2.78	$216,411,880(3)	$23,610.54(5)
Class B Common Stock	3,743	$0(2)	$0	$0
Total	77,849,743		$216,411,880	$0

(1)
Represents the maximum number of shares of common stock of New MDC (as defined below) estimated to be issuable in connection with the transactions described in the proxy statement/prospectus included in this registration statement (the “Proxy Statement/Prospectus”).

(2)
Calculated pursuant to Rule 457(f)(2) solely for the purpose of calculating the registration fee based on the book value of the MDC Canada Class B Common Shares of the Registrant as of September 30, 2020.

(3)
Calculated pursuant to Rule 457(f)(1) and Rule 457(c) under the Securities Act solely for the purpose of calculating the registration fee based on the average of the high and low prices for MDC Canada Class A Common Shares as reported on NASDAQ on February 1, 2021 ($2.78 per share) multiplied by 77,846,000 (which is the sum of (a) the estimated maximum number of MDC Canada Class A Common Shares and (b) the estimated maximum number of MDC Canada Class A Common Shares underlying the MDC Incentive Awards).

(4)
MDC Canada previously paid a registration fee of $124,500.00 in connection with MDC Canada’s Registration Statement on Form S-3 (File No. 333-222095) filed under the Securities Act on December 15, 2017 (the “S-3 Registration Statement”). No securities were sold thereunder. Pursuant to Rule 457(p) under the Securities Act, the total amount of the registration fee due hereunder was offset by $23,610.54, representing $23,610.54 of the $124,500.00 fee paid in connection with the S-3 Registration Statement, and no filing fee is due hereunder. A total amount of $100,889.46 remains available for future setoff pursuant to Rule 457(p).

(5)
The filing fee has been previously paid.

The Company hereby amends this Proxy Statement/Prospectus on such date or dates as may be necessary to delay its effective date until the Company files a further amendment which specifically states that this Proxy Statement/Prospectus shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Proxy Statement/Prospectus shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
*
MDC Partners Inc. (“MDC”, “MDC Canada” or the “Company”) intends, subject to shareholder approval, to effect a domestication under Section 188 of the Canada Business Corporations Act and Section 388 of the General Corporation Law of the State of Delaware, pursuant to which MDC’s state of incorporation will be Delaware.

**
New MDC LLC intends to convert into a Delaware corporation (“New MDC”). Immediately following New MDC’s conversion into a Delaware corporation, MDC Merger Sub 1 LLC (“Merger Sub”), a wholly owned subsidiary of New MDC that was formed solely for the purpose of consummating the transactions described in this Proxy Statement/Prospectus and that does not have any assets or operations, shall merge with and into MDC, with MDC continuing as the surviving corporation (the “Surviving Corporation”) and shareholders of MDC receiving shares of New MDC in exchange for their shares of MDC. The Surviving Corporation will be a direct wholly owned subsidiary of New MDC. Following the merger, New MDC will succeed MDC as the publicly-traded company in which existing MDC Canada Shareholders will own their interests.

PRELIMINARY — SUBJECT TO COMPLETION — DATED APRIL 21, 2021
PROXY STATEMENT/PROSPECTUS
[           ], 2021
Dear Shareholder:
The board of directors (the “MDC Board”) of MDC Partners Inc. (“MDC” or “MDC Canada”) cordially invites you to attend a special meeting (the “Meeting”) of its shareholders (the “MDC Canada Shareholders”) to be held virtually at [        ] [a.m./p.m.] on [           ], 2021, or at any adjournment or postponement thereof.
As previously announced, on December 21, 2020, following the unanimous recommendation of a special committee of independent members of the MDC Board (the “MDC Special Committee”) and the subsequent approval by the MDC Board (other than Mark Penn, Charlene Barshefsky and Bradley Gross (collectively, the “Interested Directors”), who abstained from voting on, or participating in any deliberations with respect to, the Proposed Transactions), MDC Canada and Stagwell Media LP (“Stagwell”) entered into a transaction agreement (the “Transaction Agreement”), providing for, among other things, the redomiciliation (the “Redomiciliation”) of MDC Canada from the federal jurisdiction of Canada to the State of Delaware (from and after the Redomiciliation, “MDC Delaware”) and the subsequent combination (the “Business Combination”) of MDC’s business with the business of the subsidiaries of Stagwell that own and operate a portfolio of marketing services companies (the “Stagwell Subject Entities”). The Redomiciliation, the Business Combination, and a series of related transactions are referred to herein as the “Proposed Transactions”, and following the Business Combination, the combined company shall be referred to herein as the “Combined Company”.
On a pro forma basis (and (i) without giving effect to any conversion of MDC’s outstanding preference shares and (ii) including unvested restricted stock and restricted stock units of MDC), following completion of the Proposed Transactions, it is anticipated that the existing holders of class A subordinate voting shares of MDC Canada (the “MDC Canada Class A Common Shares”) and class B multiple voting shares of MDC Canada (the “MDC Canada Class B Common Shares”, and together with the MDC Canada Class A Common Shares, the “MDC Canada Common Shares”) (including Stagwell) will own approximately 26% of the common equity of the Combined Company, and Stagwell would be issued an amount of shares of Class C common stock of the Combined Company equivalent to approximately 74% of the voting rights of the Combined Company (with the percentage of the equity interests in the Combined Company owned by Stagwell being adjusted downwards if certain restructuring transactions are not completed prior to the consummation of the Proposed Transactions) and exchangeable, together with the Stagwell OpCo Units (as defined below), for shares of Class A common stock of the Combined Company on a one-for-one basis at Stagwell’s election following a six-month holding period, in each case subject to certain adjustments described in the accompanying proxy statement/prospectus.
The Combined Company will be poised to deliver meaningful shareholder value creation, accelerated growth and enhanced services to clients. In contrast to MDC Canada continuing as a standalone company, the highly compelling combination creates a leading marketing services company, with enhanced global scale and broadened capabilities:
•
Enhanced Shareholder Value. The Combined Company will accelerate growth and enhance shareholder value. The Combined Company will offer a comprehensive suite of complementary marketing and communications services to clients, significantly expanding in the areas of high-growth digital services and expertise as well as substantial new capabilities across several disciplines and geographies, as compared to MDC as a standalone entity.

•
Estimated Cost Synergies. Due to certain synergies described in the accompanying proxy statement/prospectus under “The Proposed Transactions — Estimated Cost Synergies,” the Combined Company is expected to achieve certain cost synergies and incur run-rate savings of approximately $30 million over time, with approximately 90% of such savings expected to be realized within twenty-four months following the consummation of the Proposed Transactions.

•
Lower Pro Forma Leverage. The Combined Company will have an improved credit profile, decreasing its consolidated net leverage ratio from 4.4x to 3.5x, after giving full effect to the expected run-rate operational synergies.

•
Enhanced Scale. The Combined Company will be a top ten global integrated marketing services company. The Combined Company will have an expanded global scale, operating in 23 countries, and expanded media and data operations, managing $4.4 billion in media spend.

•
Enhanced Growth Opportunities. The Combined Company will have a target of 5%+ annual organic growth, driven by 10 – 15% digital marketing growth and complementary capabilities, and a target of 9%+ total annual revenue growth including new products and acquisitions. The Combined Company will more than triple its concentration of high-growth digital offerings, with 32% of its business anticipated to be in the digital services sector. It is anticipated that the Combined Company will generate over $200 million of pro forma cash in 2021. The Combined Company will target growth to $3 billion+ in revenue in 2025, including acquisitions, organic growth and new products. In addition, the Combined Company will seek to develop new revenue streams by expanding its combined digital and technology products portfolios.
The Transaction Agreement also includes several minority protection rights and corporate governance protections, including:
•
Three Continuing Independent Directors. Three individuals who currently serve as independent directors of MDC (the “Continuing Independent Directors”) will serve as directors on the board of directors of the Combined Company (the “Combined Company Board”) and the Combined Company has agreed to cause such directors to be nominated at the Combined Company’s next two annual meetings following completion of the Proposed Transactions. Mr. Penn will continue as a director and Stagwell has the right, pursuant to the Transaction Agreement, to nominate four directors (and Stagwell has informed MDC that it expects to nominate at least two independent directors) and an affiliate of Goldman Sachs & Co. LLC will have the right to nominate one director to serve on the Combined Company Board.

•
Continuing Independent Directors will Comprise Audit Committee. The Combined Company’s audit committee will be comprised exclusively of the Continuing Independent Directors.

•
Restrictions on Related Party Transactions. During the period following the Proposed Transactions for so long as (i) Stagwell beneficially owns more than 10% of the then-issued and outstanding voting securities of the Combined Company, (ii) Stagwell has nominated directors constituting a majority of the Combined Company Board, or (iii) Stagwell has the contractual right to appoint a majority of the Combined Company Board (the “Restricted Period”), the Transaction Agreement generally will prohibit the Combined Company from entering into certain related party transactions without the approval of a majority of the independent directors serving on the Combined Company Board.

•
“Majority of the Minority” Voting Rights. During the Restricted Period, the Transaction Agreement will further generally prohibit the Combined Company from entering into any proposed business combinations involving Stagwell or its affiliates without (A) the approval of the Combined Company stockholders representing a “majority of the minority” of the voting power of the Combined Company and (B) the creation of a special committee of independent directors with authority similar to that of the MDC Special Committee.

At the Meeting, you will be asked to consider and approve six proposals (the “Proposals”):
•
Proposal 1: the approval of the Redomiciliation (the “Redomiciliation Proposal”);

•
Proposal 2: the approval of each of the Proposed Transactions, other than the Redomiciliation (the “Business Combination Proposal”), including the following:

The MDC Reorganization.   Following the Redomiciliation, MDC Delaware will merge with one of its indirect wholly-owned subsidiaries (the “MDC Merger”), with MDC Delaware (from and after the MDC Merger, “OpCo”) surviving as a direct subsidiary of a newly-formed, NASDAQ-listed Delaware Corporation (“New MDC”). Following the MDC Merger, OpCo will convert into a limited liability company (together with the MDC Merger, the “MDC Reorganization”) that will hold MDC’s operating assets.
The Contributions.   At the closing of the Proposed Transactions, Stagwell will contribute (i) the issued and outstanding equity interest of Stagwell Marketing Group Holdings LLC, the direct or indirect owner of the Stagwell Subject Entities other than SMGH, to OpCo in exchange for 216,250,000 common membership interests of OpCo (the “Stagwell OpCo Units”), and (ii) an aggregate amount of cash equal to $100 in to New MDC in exchange for 216,250,000 shares of a new Class C series of voting-only common stock of New MDC (the “Stagwell Issuance”).
•
Proposal 3: the granting of the proxy in relation to the common shares of MDC Delaware (the “MDC Delaware Common Shares”) and Series 6 convertible preference shares of MDC Delaware (the “MDC Delaware Series 6 Shares”) to be held by such MDC Canada Shareholder immediately following the consummation of the Redomiciliation, as applicable to each of MDC and The Stagwell Group LLC (each in such capacity, a “Proxyholder”) whereby each Proxyholder, acting singly, with respect to and on behalf of the holders of MDC Delaware Common Shares and the MDC Delaware Series 6 Shares that voted in favor of this proposal, may vote in favor of, or consent to, the approval and adoption of the Transaction Agreement and the Proposed Transactions, including the MDC Reorganization (collectively, the “MDC Delaware Consent”), which MDC Delaware Proxy (A) shall survive until the earlier of (1) the termination of the Transaction Agreement in accordance with its terms and (2) the effectiveness of the MDC Delaware Consent and (B) with respect to MDC, shall be granted conditional on MDC, in its capacity as Proxyholder, irrevocably committing to vote such MDC Delaware Common Shares and MDC Delaware Series 6 Shares to approve and adopt the Transaction Agreement and the Proposed Transactions, including the MDC Reorganization (the “MDC Delaware Proxy Proposal”);

•
Proposal 4: in accordance with NASDAQ Listing Rule 5635, the approval of the issuance of the MDC Delaware Series 6 Shares, as described in Proposal 3 (the “Series 6 Supervoting Proposal”);

•
Proposal 5: in accordance with NASDAQ Listing Rule 5635, the Stagwell Issuance, as described in Proposal 2 (the “Stagwell Issuance Proposal”); and

•
Proposal 6: the non-binding advisory approval of the compensation that may be paid or become payable to MDC’s named executive officers in connection with the Proposed Transactions (the “Compensation Proposal”).

The Redomiciliation Proposal and the Business Combination Proposal are subject to approval by both (i) at least two-thirds of the total votes cast on such Proposals, and (ii) at least a “majority of the minority” of the votes cast by each class on such Proposals (i.e., a majority, excluding the votes of interested shareholders required to be excluded by applicable securities laws), and the consummation of each of the Proposals other than the Compensation Proposal (all such Proposals, collectively, the “Transaction Proposals”) is conditioned on the approval by the requisite MDC Canada Shareholder threshold of the other Transaction Proposals, such that MDC will only effect the Proposed Transactions if the MDC Canada Shareholders approve each of the Transaction Proposals by the required threshold.
Acting upon the unanimous recommendation of the MDC Special Committee, the MDC Board (with the Interested Directors abstaining) unanimously recommends that the MDC Canada Shareholders vote “FOR” each of the Transaction Proposals. Additionally, the MDC Board (with the Interested Directors abstaining) unanimously recommends the MDC Canada Shareholders vote “FOR” the Compensation Proposal.
You are encouraged to read the accompanying document carefully. In particular, you should read the “Risk Factors” section beginning on page 51 of the accompanying proxy statement/prospectus for a discussion of the risks you should consider in evaluating the Proposed Transactions and how they will affect you.
Your vote is very important regardless of the number of MDC Canada Common Shares or preference shares of MDC Canada (collectively, the “MDC Canada Shares”) that you own.   Whether or not you expect to attend virtually, you should authorize a proxyholder to vote your MDC Canada Shares as promptly as possible so that your MDC Canada Shares may be represented and voted at the Meeting. Enclosed with this letter is the Notice of Special Meeting and Proxy Statement/Prospectus and a form of proxy or voting instruction form.
Due to the continuing public health impact of the novel coronavirus pandemic (COVID-19) and to support the health and well-being of our employees and shareholders, MDC Canada has decided that the Meeting will be held solely by means of remote communication as a virtual meeting. A virtual Meeting enables registered holders of MDC Canada Common Shares and duly appointed proxyholders to listen to the Meeting, ask questions and receive answers online, and vote online at [       ] by clicking “I have a control number” and then entering your unique 13-digit control number located on your form of proxy and the password “[        ]” (case-sensitive). Registered holders of MDC Canada Common Shares and duly appointed proxyholders will have the ability to submit questions during the Meeting via the Meeting website. The vast majority of our shareholders vote in advance of the annual meeting by proxy using the various available voting channels, and these voting channels will continue to be available. We encourage shareholders to continue to vote in advance of the annual meeting by proxy.
Please submit your vote online, by phone, mail or fax by [           ] [a.m./p.m.] on [           ], 2021, to ensure your representation at the Meeting.
If you require assistance with voting your MDC Canada Shares, please contact MDC Canada’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, as follows:
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario M5X 1E2
Call Toll-Free (within North America):
1-877-659-1821
Call Collect (outside North America):
1-416-867-2272
E-Mail:
contactus@kingsdaleadvisors.com

On behalf of MDC Canada, I would like to thank you for your continuing support.
Sincerely,
“Irwin D. Simon”
Irwin D. Simon
Lead Independent Director (Presiding Director) of MDC Partners Inc.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of MDC Partners Inc. (“MDC Canada”) of (i) the holders (the “MDC Canada Common Shareholders”) of Class A subordinate voting shares of MDC Canada (the “MDC Canada Class A Common Shares”) and Class B multiple voting shares of MDC Canada (the “MDC Canada Class B Common Shares” and, together with the MDC Canada Class A Common Shares, the “MDC Canada Common Shares”) and (ii) the holders (the “MDC Canada Preferred Shareholders”, and together with the MDC Canada Common Shareholders, the “MDC Canada Shareholders”) of MDC Canada Series 4 convertible preference shares (the “MDC Canada Series 4 Shares”) and MDC Canada Series 6 convertible preference shares (the “MDC Canada Series 6 Shares” and, together with the MDC Canada Series 4 Shares, the “MDC Canada Preferred Shares” and the MDC Canada Common Shares together with the MDC Canada Preferred Shares, the “MDC Canada Shares”) will be held virtually at [    ] [a.m./p.m.] on [   ], 2021, or at any adjournment or postponement thereof, for the purpose of:
(a)
considering and approving the following six proposals (the “Proposals”) relating to a series of steps and transactions contemplated by the transaction agreement, dated as of December 21, 2020, by and among MDC Canada, Stagwell Media LP (“Stagwell”) and certain subsidiaries of MDC Canada (the “Transaction Agreement”):

i.
Proposal 1:   the approval of the redomiciliation (the “Redomiciliation”) of MDC Canada from the federal jurisdiction of Canada to the State of Delaware (from and after the Redomiciliation, “MDC Delaware”) (the “Redomiciliation Proposal”),

ii.
Proposal 2:   the approval of each of the Proposed Transactions (as defined below), other than the Redomiciliation (the “Business Combination Proposal”), including the following:

i.
The MDC Reorganization.   Following the Redomiciliation, MDC Delaware will merge with one of its indirect wholly-owned subsidiaries (the “MDC Merger”), with MDC Delaware (from and after the MDC Merger, “OpCo”) surviving as a direct subsidiary of a newly-formed, NASDAQ-listed Delaware corporation (“New MDC”). Following the MDC Merger, OpCo will convert into a limited liability company (together with the MDC Merger, the “MDC Reorganization”) that will hold MDC’s operating assets.

ii.
The Contributions.   At the closing of the Proposed Transactions, Stagwell will contribute (i) the issued and outstanding equity interest of Stagwell Marketing Group Holdings LLC (“SMGH”), the direct or indirect owner of the subsidiaries of Stagwell that own and operate a portfolio of marketing services companies (together with SMGH, the “Stagwell Subject Entities”), to OpCo in exchange for 216,250,000 common membership interests of OpCo (the “Stagwell OpCo Units”), and (ii) an aggregate amount of cash equal to $100 in to New MDC in exchange for 216,250,000 shares of a new Class C series of voting-only common stock of New MDC (the “Stagwell Issuance”) (the “Business Combination);

iii.
Proposal 3:   the granting of a proxy in relation to the common shares of MDC Delaware (the “MDC Delaware Common Shares”) and Series 6 convertible preference shares of MDC Delaware (the “MDC Delaware Series 6 Shares”) to be held by such MDC Canada Shareholder immediately following the consummation of the Redomiciliation, as applicable to each of MDC and The Stagwell Group LLC (each in such capacity, a “Proxyholder”) whereby each Proxyholder, acting singly, with respect to and on behalf of the holders of MDC Delaware Common Shares and the MDC Delaware Series 6 Shares that voted in favor of this proposal, may vote in favor of, or consent to, the approval and adoption of the Transaction Agreement and the Proposed Transactions, including the MDC Reorganization (collectively, the “MDC Delaware Consent”), which MDC Delaware Proxy (A) shall survive until the earlier of (1) the termination of the Transaction Agreement in accordance with its terms and (2) the effectiveness of the MDC Delaware Consent and (B) with respect to MDC, shall be granted conditional on MDC, in its capacity as Proxyholder, irrevocably committing to vote such MDC Delaware Common Shares and MDC Delaware Series 6 Shares to approve and adopt the Transaction Agreement and the Proposed Transactions, including the MDC Reorganization (the “MDC Delaware Proxy Proposal”);

iv.
Proposal 4:   in accordance with NASDAQ Listing Rule 5635, the approval of the issuance of the MDC Delaware Series 6 Shares, as described in Proposal 3 (the “Series 6 Supervoting Proposal”);

v.
Proposal 5:   in accordance with NASDAQ Listing Rule 5635, the Stagwell Issuance, as described in Proposal 2 (the “Stagwell Issuance Proposal”); and

vi.
Proposal 6:   the non-binding advisory approval of the compensation that may be paid or become payable to MDC’s named executive officers in connection with the Proposed Transactions (the “Compensation Proposal”).

The Redomiciliation, the Business Combination, and a series of related transactions are referred to herein as the “Proposed Transactions,” and the combined company shall be referred to herein as the “Combined Company”. The Redomiciliation Proposal, the MDC Delaware Proxy Proposal, the Business Combination Proposal, the Series 6 Supervoting Proposal, and the Stagwell Issuance Proposal are collectively referred to herein as the “Transaction Proposals.” The consummation of each Transaction Proposal is -conditioned on the approval by the requisite MDC Canada Shareholder threshold of the other Transaction Proposals, such that MDC Canada will only effect a particular Transaction Proposal if the MDC Canada Shareholders approve all of the other Transaction Proposals. For the avoidance of doubt, the Transaction Proposals are not conditioned on approval of the Compensation Proposal.
This notice of special meeting of MDC Canada Shareholders (the “Notice of Special Meeting”) and the accompanying proxy statement/prospectus (the “Proxy Statement/Prospectus”) are available on MDC Canada’s website at www.mdc-partners.com, on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.
The special resolutions approving the Redomiciliation and the Business Combination must each be approved by the affirmative vote of (i) at least two-thirds of the votes cast on the Redomiciliation Proposal and the Business Combination Proposal, respectively, virtually or by proxy by the MDC Canada Shareholders, voting together as a single class, and (ii) at least a majority of the votes cast on the Redomiciliation Proposal and the Business Combination Proposal, respectively, virtually or by proxy by the MDC Canada Shareholders, excluding the votes attached to MDC Canada Shares held by persons described in items (a) through (d) of Section 8.1(2) of Multilateral Instrument 61-101, Protection of Minority Security Holders in Special Transactions, with each class of MDC Canada Shares voting separately as a class (other than the MDC Canada Class A Common Shares and MDC Canada Class B Common Shares, which shall vote together as a single class). The affirmative vote of MDC Canada Shareholders who will own a majority of the voting power of the outstanding shares of MDC Delaware Common Shares and MDC Delaware Series 6 Shares, voting together as a single class, following the Redomiciliation is required to approve the MDC Delaware Proxy Proposal. The affirmative vote of a majority of the votes cast on the Series 6 Supervoting Proposal, the Stagwell Issuance Proposal and the Compensation Proposal by the holders of MDC Canada Common Shares, voting together as a single class, is required to approve the Series 6 Supervoting Proposal, the Stagwell Issuance Proposal and the Compensation Proposal, respectively.
The board of directors of MDC Canada (the “MDC Board”) unanimously (other than Mark Penn, Charlene Barshefsky and Bradley Gross, who abstained from voting on or participating in any deliberations with respect to the Proposed Transactions) recommends that MDC Canada Shareholders vote FOR each of the Transaction Proposals and the Compensation Proposal.
The MDC Board has fixed the close of business on [           ], 2021 as the record date for determining MDC Canada Shareholders who are entitled to attend and vote at the Meeting (the “Record Date”). Only MDC Canada Shareholders whose names have been entered in the applicable registers of MDC Canada Shareholders, as of the close of business on the Record Date are entitled to receive notice of and vote at the Meeting.
MDC Canada Shareholders are encouraged to complete, sign and return the enclosed form of proxy. To be valid, proxies must be received by the MDC Canada’s transfer agent, AST Trust Company (Canada), Attn: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, by fax 1-866-781-3111 (toll-free North America) or 416-368-2502, by e-mail at proxyvote@astfinancial.com, by internet voting at www.astvotemyproxy.com, or by telephone voting at 1-888-489-5760 no later than [           ] [a.m./p.m.]

on [           ], 2021 or, if the Meeting is adjourned or postponed, by no later than 48 hours (excluding Saturday, Sunday and statutory holidays in Canada and the U.S.) before the time of the adjourned or postponed Meeting. Notwithstanding the foregoing, the Chairman of the Meeting has the discretion to accept proxies received after such deadline and the time limit for deposit of proxies may be waived or extended by the Chairman of the Meeting at his or her discretion, without notice.
If you are a beneficial (non-registered) holder of MDC Canada Shares and receive these materials through a broker, bank, trust company or other intermediary or nominee, you must provide your voting instructions or complete, sign and return the voting instruction form in accordance with the instructions provided by your broker, bank, trust company or other intermediary or nominee.
MDC Canada Shareholders who are planning to return the form of proxy or voting instruction form are encouraged to review the Proxy Statement/Prospectus carefully before submitting such form.
Due to the continuing public health impact of the novel coronavirus pandemic (COVID-19) and to support the health and well-being of our employees and shareholders, MDC Canada has decided that the Meeting will be held solely by means of remote communication as a virtual meeting. A virtual Meeting enables registered MDC Canada Common Shareholders and duly appointed proxyholders to join us online, listen to the Meeting, ask questions online, and vote online at [           ] by clicking “I have a control number” and then entering your unique 13-digit control number located on your form of proxy and the password “[           ]” (case-sensitive). MDC Canada Common Shareholders and duly appointed proxyholders will have the ability to submit questions during the Meeting via the Meeting website.
Registered MDC Canada Shareholders who wish to dissent must strictly comply with the dissent procedures prescribed by the Canada Business Corporations Act (the “CBCA”). An MDC Canada Shareholder’s right to dissent is more particularly described in the Proxy Statement/Prospectus under the heading “Dissenters’ and Appraisal Rights — Dissenters’ Rights”. A copy of the text of Section 190 of the CBCA is set forth in Annex O to the Proxy Statement/Prospectus. It is strongly suggested that any MDC Canada Shareholder wishing to dissent seek independent legal advice, as the failure to strictly comply with the requirements set forth in Section 190(1) of the CBCA, may result in the loss of any right of dissent.
Persons who are beneficial owners of MDC Canada Shares registered in the name of a broker, bank, trust company or other intermediary or nominee who wish to dissent should be aware that only registered MDC Canada Shareholders are entitled to dissent. Accordingly, a beneficial owner of MDC Canada Shares desiring to exercise this right must make arrangements for the MDC Canada Shares beneficially owned by such MDC Canada Shareholder to be registered in the MDC Canada Shareholder’s name prior to the time the dissent notice is required to be received by MDC Canada, or, alternatively, make arrangements for the registered holder of such MDC Canada Shares to dissent on the MDC Canada Shareholder’s behalf. MDC Canada Shareholders that vote in favor of the Transaction Proposals will not be entitled to dissent rights but the failure of an MDC Canada Shareholder to vote against the Transaction Proposals will not constitute a waiver of such MDC Canada Shareholder’s dissent rights and a vote against the Transaction Proposals will not be deemed to satisfy notice requirements under the CBCA with respect to dissent rights.
If you have any questions about the information contained in this Notice of Special Meeting and the accompanying Proxy Statement/Prospectus or require assistance in voting your MDC Canada Shares, please contact MDC Canada’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, as follows:

130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario M5X 1E2
Call Toll-Free (within North America):
1-877-659-1821
Call Collect (outside North America):
1-416-867-2272
E-Mail:
contactus@kingsdaleadvisors.com
DATED at [           ], 2021
On behalf of MDC Canada, I would like to thank you for your continuing support.
Sincerely,
“Irwin D. Simon”
Irwin D. Simon
Lead Independent Director (Presiding Director) of MDC Partners Inc.

ADDITIONAL INFORMATION
The Company files annual, quarterly and current reports, proxy statements and other business and financial information with the U.S. Securities and Exchange Commission (the “SEC”) on the SEC’s Electronic Document Gathering and Retrieval System and with the applicable members of the Canadian Securities Administrators on the System for Electronic Document Analysis and Retrieval (“SEDAR”). Financial information about the Company is provided in its annual consolidated financial statements as of December 31, 2020 and 2019 and for the three years ended December 31, 2020 and accompanying management’s discussion and analysis (“MD&A”) for the year ended December 31, 2020. The Company files reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at www.sec.gov containing this information. Such information is also available under the Company’s profile on SEDAR at www.sedar.com. You can also obtain these documents, free of charge, from the Company at www.mdc-partners.com/investors. The information contained on, or that may be accessed through, the Company’s website is not incorporated by reference into, and is not a part of, the Proxy Statement/Prospectus.
In addition to the information set forth in the Proxy Statement/Prospectus, SEC rules and Canadian securities laws allow MDC to “incorporate by reference” information into the Proxy Statement/Prospectus, which means that MDC can disclose important information to you by referring you to another document filed separately with the SEC and the Canadian Securities Administrators. You may read and copy the documents incorporated by reference at the websites mentioned above. Statements contained in the Proxy Statement/Prospectus as to the contents of any contract or other documents referred to in the Proxy Statement/Prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable agreement or other document incorporated herein by reference or attached hereto as an exhibit.
This Proxy Statement/Prospectus incorporates important business and financial information about the Company from documents that are not attached to this Proxy Statement/Prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this Proxy Statement, including copies of financial statements and MD&A, free of charge by requesting them in writing or by telephone from the Company or from its strategic shareholder advisor and proxy solicitation agent at the following addresses and telephone numbers:
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario M5X 1E2
Call Toll-Free (within North America):
1-877-659-1821
Call Collect (outside North America):
1-416-867-2272
E-Mail:
contactus@kingsdaleadvisors.com
If you would like to request any documents, please do so by [           ], 2021 in order to receive them before the Meeting.
For a more detailed description of the information incorporated by reference into the Proxy Statement/Prospectus and how you may obtain it, see “Where You Can Find More Information”.

i

v

Annex A Combined Company Certificate of Incorporation	A
Annex B Combined Company Bylaws	B
Annex C Form of Letter of Transmittal	C-1
Annex D Stagwell Letter Agreement	D
Annex E Goldman Letter Agreement	E-1
Annex F Form of Proxy	F
Annex G MDC Delaware Proxy	G
Annex H Appraisal Rights	H
Annex I Transaction Agreement	I
Annex J Opinion of Moelis	J
Annex K Canaccord Genuity Opinion and Formal Valuation	K
Annex L Form of A&R Opco LLC Agreement	L
Annex M Form of Tax Receivables Agreement	M
Annex N Form of Registration Rights Agreement	N
Annex O Form of Information Rights Letter Agreement	O
Annex P Dissenters’ Rights	P
Annex Q MDC Delaware Certificate of Incorporation	Q
Annex R MDC Delaware Bylaws	R
Annex S Designation for MDC Delaware Series 6 Shares	S

INFORMATION CONTAINED IN PROXY STATEMENT/PROSPECTUS
This Proxy Statement/Prospectus, which forms part of a registration statement on Form S-4 filed with the SEC, constitutes a prospectus under the U.S. Securities Act with respect to the shares of the Company. This Proxy Statement/Prospectus also constitutes a notice of meeting with respect to the Meeting.
You should rely only on the information contained in, or incorporated by reference into, this Proxy Statement/Prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this Proxy Statement/Prospectus. This Proxy Statement/Prospectus is dated [           ], 2021, and you should assume that the information contained in this Proxy Statement/Prospectus is accurate only as of such date. You should also assume that the information incorporated by reference into this Proxy Statement/Prospectus is only accurate as of the date of such information.
This Proxy Statement/Prospectus does not constitute an offer to sell, buy or exchange or a solicitation of an offer to sell, buy or exchange any securities, or the solicitation of any vote, proxy or approval, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.
Management is soliciting proxies of all MDC Canada Shareholders primarily by mail and electronic means, supplemented by telephone or other contact by employees of the Company (who will receive no additional compensation), and all such costs will be borne by the Company. The Company has also retained (i) Kingsdale Advisors as its strategic shareholder advisor and proxy solicitation agent (“Kingsdale”) to assist in the solicitation of proxies and (ii) Spotlight Advisors, LLC (“Spotlight”) to assist in engaging with Company Shareholders. The Company will reimburse brokers, banks and other nominees for their expenses in sending proxy solicitation materials to the beneficial owners of MDC Canada Shares and obtaining their proxies.
This Proxy Statement/Prospectus and proxy-related materials are being sent to all MDC Canada Shareholders. The Company does not send proxy-related materials directly to beneficial (non-registered) MDC Canada Shareholders and is not relying on the notice-and-access provisions of applicable securities laws for delivery of proxy-related materials to MDC Canada Shareholders. The Company will deliver proxy-related materials to nominees, custodians and fiduciaries, and they will be asked to promptly forward them to the beneficial (non-registered) MDC Canada Shareholders. The Company will reimburse such nominees, custodians and fiduciaries for their expenses in sending proxy-related materials to the beneficial (non-registered) MDC Canada Shareholders and obtaining their proxies. If you are a beneficial (non-registered) MDC Canada Shareholder, your nominee should send you a voting instruction form or form of proxy with this Proxy Statement/Prospectus. The Company has also elected to pay for the delivery of our proxy-related materials to objecting beneficial (non-registered) MDC Canada Shareholders.
MDC Canada Shareholders should not construe the contents of this Proxy Statement/Prospectus as legal, tax or financial advice and should consult with their own legal, tax, financial and other professional advisors.
If you have any questions about the information contained in this Proxy Statement/Prospectus or require assistance in voting your MDC Canada Shares, please contact Kingsdale Advisors by telephone at 1-877-659-1821 (toll-free in North America) or at 1-416-867-2272 (collect outside North America) or by e-mail at contactus@kingsdaleadvisors.com.
Except where the context otherwise requires or where otherwise indicated, references to “MDC”, “MDC Canada”, the “Company” “we”, “us” and “our” in this Proxy Statement/Prospectus refer to MDC Partners Inc. and its consolidated subsidiaries.
Notice Regarding Tax Consequences of Redomiciliation
MDC Canada Shareholders should be aware that the Redomiciliation, and the holding and disposition of Combined Company Shares, may have tax consequences in Canada, the U.S. and/or in the jurisdictions in which the MDC Canada Shareholders are resident which may not be described fully herein. The tax consequences to such MDC Canada Shareholders of the Redomiciliation and of holding and disposing of Combined Company Shares is dependent on their individual circumstances, including (but not limited to) their jurisdiction of residence. It is recommended that MDC Canada Shareholders consult their own tax advisors in this regard.
Except where otherwise indicated, references to “dollars”, “US$”, or “$” are to U.S. dollars, and any references to “C$” are to Canadian dollars.
Currency and Exchange Rates
The following table shows, for the periods and dates indicated, certain information regarding the Canadian dollar-to-U.S. dollar exchange rate. The information is based on the Bank of Canada’s closing Canadian dollar-to-U.S. dollar exchange rate. Such exchange rate on April 20, 2021 was US$1.00 = C$1.2572.
Year ended December 31, (C$ per US$)	Period End	Average(1)	Low	High
2020	1.2732	1.3415	1.2718	1.4496
2019	1.2988	1.3269	1.2988	1.3600
2018	1.3642	1.2957	1.2128	1.3642

Note:
(1)
The average of the daily exchange rates during the relevant period, as published by the Bank of Canada each business day by 4:30 ET.

Except as otherwise stated, in this Proxy Statement/Prospectus, all dollar amounts are expressed in United States dollars.
Defined Terms
This Proxy Statement/Prospectus contains defined terms. For a glossary of defined terms used herein, see “Glossary”.

QUESTIONS AND ANSWERS ABOUT THE PROPOSED TRANSACTIONS AND THE MEETING
The following questions and answers are intended to briefly address some commonly asked questions regarding the Proposed Transactions and the Meeting. These questions and answers may not address all questions that may be important to you. To better understand these matters, and for a description of the legal terms governing the Proposed Transactions, you should carefully read this entire Proxy Statement/Prospectus, including the attached annexes, as well as the documents that have been incorporated by reference into this Proxy Statement/Prospectus. For more information, see the section entitled “Information Contained in Proxy Statement/Prospectus”. Capitalized terms used but not otherwise defined in the questions and answers set forth below have the meanings set forth under the heading “Glossary”.
Q:
What are the Proposed Transactions?

A:
On December 21, 2020, the Company and Stagwell Media LP (“Stagwell Media” or “Stagwell”) entered into a transaction agreement (the “Transaction Agreement”), providing for among other things, the combination (the “Business Combination”) of the Company with the subsidiaries of Stagwell that own and operate a portfolio of marketing services companies (the “Stagwell Subject Entities”). Through a series of steps and transactions (collectively, the “Proposed Transactions”), including the transactions contemplated by the Second Goldman Letter Agreement, the redomiciliation (the “Redomiciliation”) of MDC to a Delaware corporation (from and after the domestication, “MDC Delaware”) and the merger of MDC Delaware with one of its indirect wholly owned subsidiaries (the “MDC Merger”), MDC Delaware will become a direct subsidiary (from and after the merger, “OpCo”) of a newly-formed, Delaware-organized, NASDAQ-listed corporation (“New MDC”). Following the MDC Merger, OpCo will convert into a limited liability company (together with the MDC Merger, the “MDC Reorganization”) that will hold MDC’s operating assets. Following the MDC Reorganization, Stagwell will contribute (i) the issued and outstanding equity interest of Stagwell Marketing Group Holdings LLC (“SMGH”), the direct or indirect owner of the Stagwell Subject Entities other than SMGH (the “Stagwell OpCo Contribution”), to OpCo in exchange for 216,250,000 common membership interests of OpCo (the “Stagwell OpCo Units”), and (ii) an aggregate amount of cash equal to $100 (the “Stagwell New MDC Contribution” and, together with the Stagwell OpCo Contribution, the “Stagwell Contributions”) to New MDC in exchange for shares of a new Class C series of voting-only common stock of New MDC equal in number to the Stagwell OpCo Units (the “Stagwell Class C Shares”). From and after the Stagwell Contributions, New MDC shall be referred to herein as the “Combined Company”.

Following the completion of the Proposed Transactions, the Combined Company will be a Delaware incorporated corporation organized in an umbrella partnership-C corporation (or “Up-C”) structure, in which all of the assets and business of MDC and assets and businesses contributed by Stagwell in the Stagwell OpCo Contribution will be held by OpCo, an entity treated as a partnership, or “passthrough” entity, for U.S. federal income tax purposes, and will be operated through OpCo and its subsidiaries. The Combined Company’s sole material asset will be the common units and preferred units of OpCo.
On a pro forma basis (and (i) without giving effect to the conversion of any Combined Company Preferred Shares and (ii) including unvested restricted stock and restricted stock units of MDC), following the completion of the Proposed Transactions, it is anticipated that the existing holders of MDC Canada Class A Common Shares (including Stagwell) and MDC Canada Class B Common Shares will receive Combined Company Class A Common Shares and Combined Company Class B Common Shares equal to approximately 26% of the common equity of the Combined Company and Stagwell would be issued an amount of Combined Company Class C Common Shares equivalent to approximately 74% of the voting rights of the Combined Company and exchangeable, together with Stagwell OpCo Units, for Combined Company Class A Common Shares on a one-for-one basis at Stagwell’s election following a six-month holding period. However, the number of Stagwell OpCo Units, the number of Stagwell Class C Shares and the percentage of the Combined Company that Stagwell will hold following the consummation of the Proposed Transactions will each be reduced, and the percentage of the Combined Company that existing MDC Canada Shareholders will hold will be proportionally increased, if Stagwell is unable to effect certain restructuring transactions consisting of (i) the acquisition of certain outstanding equity interests of non-wholly owned Stagwell Subject Entities (the “Stagwell Minority

Interests”) and (ii) the termination of certain equity-based or equity-related awards issued pursuant to Stagwell Subject Entity incentive plans (the “Stagwell Incentive Awards”) (collectively, the “Stagwell Restructuring”) prior to the Closing.
As of the close of business on March 31, 2021, Stagwell held approximately 19.2% of the MDC Canada Class A Common Shares. Thus, in the aggregate (i.e., including the MDC Canada Class A Common Shares that Stagwell beneficially held as of [           ], 2021 as well as the Stagwell OpCo Units and Stagwell Class C Shares), following the completion of the Proposed Transactions, Stagwell will hold approximately [      ]% of the common equity of the Combined Company, and it is anticipated that holders of MDC Canada Class A Common Shares and MDC Canada Class B Common Shares as of [           ], 2021, excluding Stagwell, will receive Combined Company Class A Common Shares and Class B Common Shares equal to approximately [      ]% of the common equity of the Combined Company.
Each of the Proposed Transactions is described in more detail below.
Redomiciliation
As part of the Proposed Transactions, the Company is proposing to change its jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Delaware pursuant to a “continuance” effected in accordance with Section 188 of the CBCA and a concurrent “domestication” effected in accordance with Section 388 of the DGCL.
Following the Redomiciliation, each MDC Canada Class A Common Share, each MDC Canada Class B Common Share, each MDC Canada Series 4 Share and each MDC Canada Series 6 Share, in each case held by a non-dissenting holder, will remain outstanding as a MDC Delaware Class A Common Share, a MDC Delaware Class B Common Share, a MDC Delaware Series 4 Share or an MDC Delaware Series 6 Share, respectively. Each registered MDC Canada Shareholder who dissents will have the right to be paid fair value by the Company for all, but not less than all, of the MDC Canada Shares beneficially owned by such holder in accordance with the CBCA, provided that the holder strictly complies with the dissent procedures with respect to the Transaction Proposals and the Proposed Transactions become effective. See “Dissenters’ and Appraisal Rights”.
In addition, the certificate of incorporation of MDC Delaware (the “MDC Delaware Certificate of Incorporation”) shall authorize a new class of common stock: the Class C common stock, no par value.
New MDC Corporate Conversion and MDC Merger
At least two business days following the completion of the Redomiciliation, New MDC while it is a wholly-owned subsidiary of MDC Delaware will convert into a Delaware corporation (the “New MDC Corporate Conversion”) pursuant to a certificate of conversion. In connection with the New MDC Corporate Conversion, New MDC shall adopt the Combined Company Certificate of Incorporation and Combined Company Bylaws, in the forms attached as Annexes A and B, respectively, of this Proxy Statement/Prospectus.
Immediately following the New MDC Corporate Conversion, the Company proposes that MDC Merger Sub 1 LLC (“Merger Sub”), a wholly owned subsidiary of New MDC that was formed solely for the purpose of consummating the Proposed Transactions and that does not have any assets or operations, shall merge with and into MDC Delaware, with MDC Delaware continuing as the surviving corporation (the “Surviving Corporation”), which will then immediately convert into a Delaware limited liability company as described below. The Surviving Corporation will be a direct wholly owned subsidiary of New MDC. Following the MDC Merger, New MDC will replace MDC Delaware as the publicly-traded company in which MDC Canada Shareholders will own their interests.
Following the New MDC Corporate Conversion and MDC Merger, each MDC Delaware Class A Common Share, each MDC Delaware Class B Common Share, each MDC Delaware Series 4 Share and each MDC Delaware Series 6 Share, in each case held by a non-dissenting holder, will be converted into the right to receive a New MDC Class A Common Share, a New MDC Class B Common Share, a New MDC Series 4 Share or New MDC Series 6 Share, respectively.

MDC Delaware LLC Conversion
In order to effect the Stagwell Contributions and facilitate the Combined Company’s “Up-C” structure, as part of the MDC Reorganization, once it is a wholly-owned subsidiary of New MDC, the Surviving Corporation will convert into a Delaware limited liability company (the “MDC Delaware LLC Conversion”, and the Surviving Corporation, from and after the conversion, “OpCo”) by filing a certificate of conversion with the Secretary of State of Delaware. Pursuant to the MDC Delaware LLC Conversion, all of the outstanding shares of the Surviving Corporation (then owned by New MDC) shall be converted into membership interests of OpCo comprised of (i) a number of Series 4 convertible preferred membership interests of OpCo (the “OpCo Series 4 Preferred Units”) corresponding to the number of outstanding New MDC Series 4 Shares, (ii) a number of Series 6 convertible preferred membership interests of OpCo (the “OpCo Series 6 Preferred Units” and, together with the OpCo Series 4 Preferred Units, the “OpCo Preferred Units”) corresponding to the number of outstanding New MDC Series 6 Shares, and (iii) a number of common membership interests of OpCo (the “OpCo Common Units” and, together with the OpCo Preferred Units, the “OpCo Units”) corresponding to the number of outstanding New MDC Common Shares, each at the time of the MDC Delaware LLC Conversion (and for the avoidance of doubt, excluding any Combined Company Class C Common Shares to be issued in exchange for the Stagwell New MDC Contribution).
Stagwell Contributions
At least one business day following the MDC Reorganization, at the closing of the Proposed Transactions (the “Closing”), Stagwell will make the (i) Stagwell OpCo Contribution in exchange for the Stagwell OpCo Units, and (ii) the Stagwell New MDC Contribution in exchange for the Stagwell Class C Shares. In addition to the MDC Canada Class A Common Shares and MDC Canada Series 6 Shares that Stagwell currently owns, the Stagwell OpCo Units will represent Stagwell’s economic investment in the Combined Company. The Stagwell Class C Shares will not represent any economic interest in the Combined Company and will solely represent voting interests in the Combined Company. Each Stagwell Class C Share will be entitled to one vote. As further described and subject to certain limitations as described herein under “Certain Agreements Related to the Business Combination — A&R OpCo LLC Agreement,” each Stagwell OpCo Unit, together with a Combined Company Class C Common Share, will be convertible into a Combined Company Class A Common Share.
Following the Proposed Transactions, the Combined Company will be organized in an Up-C structure, in which all of the assets and business of MDC and assets and businesses contributed by Stagwell in the Stagwell OpCo Contribution will be held by OpCo, an entity treated as a partnership, or “passthrough” entity, for U.S. federal income tax purposes, and will be operated through OpCo and its subsidiaries. The Combined Company’s sole material asset will be common units and preferred units of OpCo.
Additionally, prior to, in connection with, and in some cases following the Proposed Transactions, New MDC, MDC and OpCo, respectively, intend to engage in certain restructuring transactions to, among other things, facilitate changes to the group’s internal financing structure, and create a holding company structure under OpCo, whereby all of the subsidiaries of the Combined Company that are treated as corporations for U.S. tax purposes would be held through a single corporate holding company.
Q:   What is Stagwell?
Stagwell Media was founded in 2015 by Mark Penn. Mr. Penn is a limited partner and has served as managing partner of Stagwell since its inception. Stagwell Marketing Group LLC (“Stagwell Marketing”) is a Delaware limited liability company that was formed on March 9, 2017 and was formed to hold the previously existing interests of Stagwell Media in its portfolio of marketing services companies. Stagwell Marketing is governed by the terms and conditions of a limited liability agreement effective as of the same date. Stagwell Media owns all of the equity interests of Stagwell Marketing through SMGH.
Stagwell Media is the direct or indirect owner of Stagwell Marketing and the Stagwell subsidiaries that own and operate a portfolio of marketing services companies representing the assets and businesses that will be contributed by Stagwell in the Proposed Transactions pursuant to the Stagwell OpCo Contribution, which are referred to in this Proxy Statement/Prospectus as the “Stagwell Subject Entities”.
Stagwell is an independent, full-service, technology-driven marketing and communications group at the crossroads of the art and science of creativity. Stagwell excels at offering clients simplicity and speed of execution. The Stagwell companies have over 3,700 employees operating in more than 20 countries across North America, Asia, Europe and South America.
The Stagwell Group LLC (the “GP” or the “Stagwell Group”) is the general partner of Stagwell Media. Stagwell Media owns (i) 100% of SMGH, the direct or indirect owner of the Stagwell Subject Entities other than SMGH, and (ii) 14,285,714 MDC Canada Class A Common Shares and all of the 50,000 outstanding MDC Canada Series 6 Shares indirectly through its 100% ownership of Stagwell Agency Holdings LLC (“Stagwell Holdings” and the shares, the “SAH MDC Interests”). The GP is the manager of SMGH and Stagwell Holdings.
All current employees of the GP and/or Stagwell Media (other than any necessary to carry out activities solely related to the management of Stagwell Media) (the “Stagwell Corporate Employees”) are expected to become employees of the Combined Company. Certain of the Stagwell Corporate Employees may become executive officers of the Combined Company upon the completion of the Proposed Transactions. Following the Proposed Transaction, none of the Stagwell Corporate Employees will receive any compensation or other entitlement in connection with their employment with the GP and/or Stagwell Media other than in respect of previously issued “carried interests”, which entitle the holders to a certain share of distributions from Stagwell Media under certain circumstances.
Mark Penn is President and Managing Partner (the “Manager”) of the GP and owns an approximately 3% interest in Stagwell Media. Mr. Penn is also Chairman and Chief Executive Officer of MDC. In connection with the Proposed Transactions, Mr. Penn is expected to (i) remain Chairman and Chief Executive Officer of the Combined Company, (ii) remain the Manager and (iii) in respect of his MDC Incentive Awards, have certain entitlements as described in “The Proposed Transactions — Interests of MDC’s Directors and Executive Officers in the Proposed Transactions — Treatment of MDC Incentive Awards”. Mr. Penn may also, through his ownership interest in Stagwell Media, receive a portion of (a) the Stagwell Distribution, which is not expected to exceed $1 million, as described in “The Proposed Transactions — Interests of MDC’s Directors and Executive Officers in the Proposed Transactions — Stagwell Distribution”, and (b) the payments to be made by the Combined Company to Stagwell under the Tax Receivables Agreement, as described in “The Proposed Transactions — Interests of MDC’s Directors and Executive Officers in the Proposed Transactions — Tax Receivables Agreement Payments”.
For more information about Stagwell and the Stagwell Subject Entities, please see the sections entitled, “Risk Factors — Risks Related to Stagwell,” “Stagwell Business,” “Management’s Discussion of Financial Condition and Results of Operations of the Stagwell Subject Entities,” and “Quantitative and Qualitative Disclosures about Market Risk of Stagwell.”
Q:
What will MDC Canada Shareholders own following the Proposed Transactions?

A:
If you are a current, non-dissenting holder of MDC Canada Common Shares or MDC Canada Preferred Shares, in connection with the Proposed Transactions you will receive:

•
for each MDC Canada Class A Common Share, one Combined Company Class A Common Share,

•
for each MDC Canada Class B Common Share, one Combined Company Class B Common Share,

•
for each MDC Canada Series 4 Share, one Combined Company Series 4 Share, and

•
for each MDC Canada Series 6 Share, one Combined Company Series 6 Share.

As a result of differences between Delaware law and the CBCA, there will be differences between your rights as a stockholder of the Combined Company under Delaware law and your current rights as a shareholder of MDC Canada under the CBCA. In addition, there are differences between the organizational documents of MDC Canada and the Combined Company. These differences are discussed in detail under “Comparison of Stockholder Rights”. Also refer to “Description of MDC Delaware and the Combined Company Capital Stock” for a description of the Combined Company Shares. The Combined Company Certificate of Incorporation and Combined Company Bylaws, in the form substantially as they will be in effect upon completion of the Proposed Transactions, are attached as Annexes A and B, respectively, of this Proxy Statement/Prospectus.
The MDC Delaware Class A Common Shares will be listed on NASDAQ from and after the MDC Merger.
On a pro forma basis (and (i) without giving effect to the conversion of any Combined Company Preferred Shares and (ii) including unvested restricted stock and restricted stock units of MDC), following the completion of the Proposed Transactions, it is anticipated that the existing holders of MDC Canada Class A Common Shares (including Stagwell) and MDC Canada Class B Common Shares will receive Combined Company Class A Common Shares and Combined Company Class B Common Shares equal to approximately 26% of the common equity of the Combined Company and Stagwell would be issued an amount of Combined Company Class C Common Shares equivalent to approximately 74% of the voting rights of the Combined Company and exchangeable, together with Stagwell OpCo Units, for Combined Company Class A Common Shares on a one-for-one basis at Stagwell’s election following a six-month holding period. However, the number of Stagwell OpCo Units, the number of Stagwell Class C Shares and the percentage of the Combined Company that Stagwell will hold following the consummation of the Proposed Transactions, will be reduced, and the percentage of the Combined Company that existing MDC Canada Shareholders will hold will be proportionally increased, if Stagwell is unable to effect the Stagwell Restructuring prior to the Closing.
As of the close of business on March 31, 2021, Stagwell held approximately 19.2% of the MDC Canada Class A Common Shares. Thus, in the aggregate (i.e., including the MDC Canada Class A Common Shares that Stagwell beneficially held as of [           ], 2021 as well as the Stagwell OpCo Units and Stagwell Class C Shares), following the completion of the Proposed Transactions, Stagwell will hold approximately [      ]% of the common equity of the Combined Company, and is anticipated that holders of MDC Canada Class A Common Shares and MDC Canada Class B Common Shares as of [           ], 2021, excluding Stagwell, will receive Combined Company Class A Common Shares and Class B Common Shares equal to approximately [      ]% of the common equity of the Combined Company.
Q:
What is the Combined Company?

A:
The Combined Company was formed as a Delaware limited liability company and a wholly owned subsidiary of MDC in order to effect the Proposed Transactions. Following the Redomiciliation, New MDC will convert into a Delaware corporation, and following the MDC Merger will be the successor public company registrant to MDC Delaware. Following the Closing, the Combined Company will be the manager and own approximately 26% of the common units of OpCo, which in turn will own the operating subsidiaries of MDC and Stagwell. However, the number of Stagwell OpCo Units, the number of Stagwell Class C Shares and the percentage of the Combined Company that Stagwell will hold following the consummation of the Proposed Transactions will each be reduced, and the percentage of the Combined Company that existing MDC Canada Shareholders will hold will be proportionally increased, if Stagwell is unable to effect the Stagwell Restructuring prior to the Closing.

Q:
Why is MDC proposing to enter into the Proposed Transactions?

A:
MDC Canada believes that the Proposed Transactions will provide a number of significant strategic benefits and opportunities that will be in the best interests of MDC and the MDC Canada Shareholders. To review the reasons for the Proposed Transactions in greater detail, see “The Proposed Transactions — MDC’s Reasons for the Proposed Transactions; Recommendation of the MDC Special Committee and the MDC Board” beginning on page 162.

Q:
Who will be the directors and executive officers of the Company following the Proposed Transactions?

A:
Following the completion of the Proposed Transactions, the Combined Company Board of Directors (the “Combined Company Board”) will consist of nine members, including Mr. Mark Penn. Three individuals currently serving as independent directors of MDC will serve as directors on the Combined Company Board and the Combined Company has agreed to cause such directors to be nominated at the Combined Company’s next two annual meetings following completion of the Proposed Transactions; Mr. Penn will continue as a director as well as the Combined Company’s Chief Executive Officer. Stagwell will be entitled to designate four directors and has informed MDC that it expects to nominate at least two independent directors. An affiliate of Goldman Sachs will be entitled to designate one director to serve on the Combined Company Board. The directors and officers of the Combined Company will be identified prior to the Closing. See “Information Concerning the Combined Company — Directors and Officers of the Company”.

Q:
Why am I receiving this Notice of Special Meeting and Proxy Statement/Prospectus?

A:
You are receiving this Notice of Special Meeting and Proxy Statement/Prospectus because you are a MDC Canada Shareholder as of the Record Date. You are entitled to vote for the Transaction Proposals at the Meeting to be held virtually on [                 ], 2021, or at any adjournment or postponement thereof.

This Proxy Statement/Prospectus, which you should read carefully, contains important information about the Proposed Transactions and how to vote at the Meeting.
Q:
When and where will the Meeting be held?

A:
The Meeting will be held virtually at [           ] [a.m./p.m.] on [                 ], 2021, or at any adjournment or postponement thereof.

Due to the continuing public health impact of the coronavirus outbreak (COVID-19) and to support the health and well-being of our employees and shareholders, the Company has decided that the Meeting will be held solely by means of remote communication as a virtual meeting.
Q:
How do I ask questions at the Meeting?

A:
A virtual Meeting enables registered MDC Canada Common Shareholders and duly appointed proxyholders to join us online, listen to the Meeting, ask questions and receive answers online, and vote online at [           ] by clicking “I have a control number” and then entering your unique 13-digit control number located on your form of proxy and the password “[           ]” (case-sensitive). MDC Canada Common Shareholders and duly appointed proxyholders will have the ability to submit questions during the Meeting via the Meeting website.

Q:
What am I being asked to vote on?

A:
In connection with the Proposed Transactions, MDC Canada Shareholders are being asked to vote on six proposals (the “Proposals”):

•
Proposal 1: the consummation of the Redomiciliation (the “Redomiciliation Proposal”);

•
Proposal 2: the consummation of each of the Proposed Transactions, other than the Redomiciliation (the “Business Combination Proposal”);

•
Proposal 3: the granting of the MDC Delaware Proxy (the “MDC Delaware Proxy Proposal”);

•
Proposal 4: in accordance with NASDAQ Listing Rule 5635, the approval of the issuance of the MDC Delaware Series 6 Shares (the “Series 6 Supervoting Proposal”);

•
Proposal 5: in accordance with NASDAQ Listing Rule 5635, the Stagwell Issuance (the “Stagwell Issuance Proposal”); and

•
Proposal 6: the non-binding advisory approval of the compensation that may be paid or become payable to MDC’s named executive officers in connection with the Proposed Transactions (the “Compensation Proposal”).

The Redomiciliation Proposal, the MDC Delaware Proxy Proposal, the Business Combination Proposal, the Series 6 Supervoting Proposal, and the Stagwell Issuance Proposal are collectively referred to as the “Transaction Proposals”. The consummation of each Transaction Proposal is conditioned on the approval by the requisite MDC Canada Shareholder threshold of the other Transaction Proposals, such that MDC will only effect a particular Transaction Proposal if the MDC Canada Shareholders approve all of the other Transaction Proposals. For the avoidance of doubt, the Transaction Proposals are not conditioned on approval of the Compensation Proposal.
Q:
Why am I being asked to approve the MDC Delaware Proxy Proposal and the Series 6 Supervoting Proposal?

A:
Upon the Redomiciliation, MDC will become a Delaware corporation. To effect the adoption of the Transaction Agreement under Delaware law, the board of directors of MDC Delaware (as a Delaware corporation) must approve and declare advisable the Transaction Agreement and recommend the adoption of the Transaction Agreement by the MDC Delaware stockholders. The stockholders of MDC Delaware, representing at least a majority of the voting power of the outstanding stock entitled to vote thereon, must then adopt the Transaction Agreement. Because the Company is unable to guarantee that, as of the date of this Proxy Statement/Prospectus, a majority of the voting power of the outstanding stock of MDC Canada entitled to vote will be sufficient to adopt the Transaction Agreement (at such time, as stockholders of MDC Delaware), the Company is asking that (i) the MDC Canada Common Shareholders and Company Series 6 Shareholders grant the MDC Delaware Proxy and (ii) the MDC Canada Common Shareholders approve the issuance of the MDC Delaware Series 6 Shares. If both such Proposals are approved, it ensures that either Proxyholder, acting singly, may adopt the Transaction Agreement by executing a written consent voting the MDC Delaware Common Shares and MDC Delaware Series 6 Shares subject to the MDC Delaware Proxy in favor of the adoption of the Transaction Agreement.

For the avoidance of doubt, these rights are being granted so that the holders of the Series 6 shares can approve the steps necessary to complete the Business Combination Proposal and, upon consummation of the MDC Reorganization, the New MDC Series 6 Shares shall not be entitled to any voting rights, except as required by the DGCL.
Q:
What stockholder approvals are required in connection with the Proposed Transactions?

A:
The following stockholder approvals are required:

•
The Redomiciliation Proposal: The affirmative vote of (i) at least two-thirds of the votes cast on the Redomiciliation Proposal, virtually or by proxy by the MDC Canada Shareholders, voting together as a single class, and (ii) at least a majority of the votes cast on the Redomiciliation Proposal, virtually or by proxy by the MDC Canada Shareholders, excluding the votes attached to MDC Canada Shares held by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101, with each class of MDC Canada Shares voting separately as a class, are required to approve the Redomiciliation Proposal (unless relief or approval is obtained from the applicable securities regulatory authorities to permit voting as a single class) (both of such voting thresholds in (i) and (ii) above are the “Special Approval Thresholds”).

•
The Business Combination Proposal: The affirmative vote of MDC Canada Shareholders meeting or exceeding the Special Approval Thresholds is required to approve the Business Combination Proposal.

•
The MDC Delaware Proxy Proposal: The affirmative vote of MDC Canada Shareholders who will own a majority of the voting power of the outstanding shares of MDC Delaware Common Shares and MDC Delaware Series 6 Shares, voting together as a single class, following the Redomiciliation are required to approve the MDC Delaware Proxy Proposal.

•
The Series 6 Supervoting Proposal: The affirmative vote of a majority of the votes cast on the Series 6 Supervoting Proposal by the holders of MDC Canada Class A Common Shares and MDC Canada Class B Common Shares, voting together as a single class, is required to approve the Series 6 Supervoting Proposal.

•
The Stagwell Issuance Proposal: The affirmative vote of a majority of the votes cast on the Stagwell Issuance Proposal by the holders of MDC Canada Class A Common Shares and MDC Canada Class B Common Shares, voting together as a single class, is required to approve the Stagwell Issuance Proposal.

•
The Compensation Proposal: The affirmative vote of a majority of the votes cast on the Compensation Proposal by the holders of MDC Canada Class A Common Shares and MDC Canada Class B Common Shares, voting together as a single class, is required to approve the Compensation Proposal.

The approvals of the Redomiciliation Proposal, the MDC Delaware Proxy Proposal, the Business Combination Proposal, the Series 6 Supervoting Proposal, and the Stagwell Issuance Proposal are referred to as the “Required Shareholder Approvals”.
Q:
Will the Company consummate the Proposed Transactions if some, but not all, of the Transaction Proposals are approved?

A:
No. The consummation of each Transaction Proposal is conditioned on the approval by the requisite MDC Canada Shareholder threshold of the other Transaction Proposals, such that MDC will only effect a particular Transaction Proposal if the MDC Canada Shareholders approve all of the other Transaction Proposals. For the avoidance of doubt, the Transaction Proposals are not conditioned on approval of the Compensation Proposal.

Q:
What were the MDC Special Committee’s reasons for recommending that the MDC Board approve the Transaction Agreement and the Proposed Transactions?

A:
In evaluating the Proposed Transactions, the Transaction Agreement and the Ancillary Agreements, and in reaching its determinations and making its recommendations, the MDC Special Committee consulted with the Disinterested Senior Executives and its legal and financial advisors, and gave careful consideration to the current and expected future financial position of MDC and all terms of the Transaction Agreement and the Ancillary Agreements.

The MDC Special Committee considered a number of factors including, among others, the following:
•
Moelis Opinion. The MDC Special Committee retained Moelis as its financial advisor in respect of, among other things, the Proposed Transactions, including with respect to the negotiation of a potential transaction with Stagwell. Moelis delivered an oral opinion (which was subsequently confirmed in writing) to the MDC Special Committee that, as of December 21, 2020, and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the Moelis Opinion, the Post-Transaction Ownership Percentage of the Combined Company to be held by the holders of MDC Canada Common Shares upon completion of the Proposed Transactions was fair, from a financial point of view, to the holders of MDC Canada Common Shares (other than the Interested Shareholders).

•
Canaccord Genuity Opinion and Formal Valuation. The MDC Special Committee received an independent formal valuation required to be obtained in connection with the Proposed Transactions pursuant to MI 61-101, along with a fairness opinion that, as of December 21, 2020 and based upon and subject to the qualifications, limitations and assumptions set forth therein and such other matters as Canaccord Genuity considered relevant, (i) the consideration to be paid by MDC for the Stagwell Subject Entities pursuant to the Transaction Agreement was fair, from a financial point of view, to the holders of MDC Canada Class A Common Shares (other than Mark Penn, Stagwell, Goldman Sachs and their affiliates), with such opinion assuming, among other items, the conversion of the MDC Canada Class B Common Shares into MDC Canada Class A Common Shares; (ii) the fair market value of the MDC Canada Class A Common Shares (assuming the conversion of the MDC Canada Class B Common Shares into MDC Canada Class A Common Shares) ranged from

$4.70 to $7.40 per MDC Canada Class A Common Share; and (iii) the fair market value of the Stagwell Subject Entities ranged from $1.2 billion to $1.5 billion.
•
Transaction Agreement. The MDC Special Committee reviewed and negotiated the proposed Transaction Agreement and Ancillary Agreements and considered the independent legal advice of DLA Piper and such other matters as the MDC Special Committee deemed necessary or advisable in order to provide a recommendation to the MDC Board in respect of the Transaction Agreement and the Proposed Transactions.

•
Prior MDC Strategic Review and Public Nature of the Stagwell Proposal. The MDC Special Committee considered the fact that prior to receipt of the Stagwell Proposal, the Company had recently conducted a robust and comprehensive strategic review process that took place over approximately seven months and involved outreach by the Company’s financial advisors at the time to not less than 34 third parties, which process resulted in no final or binding offers for an acquisition of, or investment in, the Company from any party other than Stagwell. Relatedly, the MDC Special Committee also considered the fact that following Stagwell’s public announcement of its proposal on June 26, 2020, putting other potential third-party bidders on notice of a possible transaction, no third-party had come forward during the approximately six-month period after publication of the Stagwell Proposal and prior to entry into the Transaction Agreement on December 21, 2020 to make a competing offer, and that as a result, it was unlikely that a competing proposal was likely to be made on terms as attractive as those negotiated with Stagwell.

•
Previous Stagwell Strategic Review and Stagwell’s Communicated Position to Not Support Alternative Transaction. In connection with Stagwell’s exploration of strategic alternatives in 2019 (the “Stagwell 2019 Sale Process”), only one participant had expressed an interest in a transaction involving MDC and the 2019 Special Committee determined not to proceed to negotiations with such participant. The lack of interested bidders in these prior exchanges led the MDC Special Committee to conclude that it was unlikely that a competing proposal was likely to be made on terms as attractive as those negotiated with Stagwell. The MDC Special Committee also noted Stagwell’s statement in the Stagwell Proposal that Stagwell, in its capacity as an existing holder of MDC Canada Shares, was not prepared to support, consent to or vote in favor of an alternative transaction by the Company, including an alternative business combination or sale transaction.

For further discussion of the Moelis Opinion and the Canaccord Genuity Opinion and Formal Valuation, see “The Proposed Transactions — Opinion of Moelis” and “The Proposed Transactions — Canaccord Genuity Opinion and Formal Valuation,” respectively.
In addition to the deliberations and review noted above, the MDC Special Committee discussed certain matters with the Disinterested Senior Executives and other members of the MDC Board, as well as its financial and legal advisors, and considered a number of factors (not in any relative order of importance) that supported the MDC Special Committee’s determination and recommendation in favor of the Proposed Transactions, including:
•
Shareholder Approval and Protection of Minority Interest: The Proposed Transactions are conditioned on receipt of the Required Shareholder Approvals. The Required Shareholder Approvals are protective of the rights of the MDC Canada Shareholders. The Redomiciliation Proposal and Business Combination Proposal require the affirmative vote of (i) at least two-thirds of the votes cast on such proposals, virtually or by proxy by the MDC Canada Shareholders, voting together as a single class, and (ii) at least a majority of the votes cast on such proposals, virtually or by proxy by the MDC Canada Shareholders, excluding the votes attached to MDC Canada Shares held by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101, with each class of MDC Canada Shares voting separately as a class.

•
Corporate Governance Protections. The Transaction Agreement contains various corporate governance provisions that provided protections for the MDC Canada Shareholders, including:

•
The Continuing Independent Directors will serve as directors on the Combined Company Board and the Combined Company has agreed to cause such directors to be nominated at the Combined Company’s next two annual meetings following completion of the Proposed Transactions.

•
The Combined Company’s audit committee will be comprised exclusively of the Continuing Independent Directors.

•
During the Restricted Period, the Transaction Agreement generally will prohibit the Combined Company from entering into (i) certain related party transactions without the approval of a majority of the independent directors serving on the Combined Company Board and (ii) any proposed business combinations involving Stagwell or its affiliates without (A) the approval of Combined Company Shareholders representing a “majority of the minority” of the voting power of the Combined Company and (B) the creation of a special committee of independent directors with authority similar to that of the MDC Special Committee.

•
Alternative Proposal. The Transaction Agreement does not prevent a third party from making an unsolicited Alternative Proposal, and subject to compliance with the terms of the Transaction Agreement, at any time prior to receipt of the Required Shareholder Approvals, each of the MDC Special Committee and the MDC Board is not precluded from considering and responding to an unsolicited Alternative Proposal that the MDC Special Committee or the MDC Board, as applicable, determines in its good faith judgment, after consultation with its financial advisor and outside legal counsel, is or is reasonably likely to lead to a Superior Proposal, as further described under “The Transaction Agreement.”

•
Goldman Letter Agreement. On December 21, 2020, MDC and BSPI entered into an initial letter agreement (the “Initial Goldman Letter Agreement”), pursuant to which, among other things, BSPI consented to the Proposed Transactions and agreed to vote its MDC Canada Series 4 Shares in favor of the Transaction Proposals, subject to entry with MDC into a definitive agreement. On April 21, 2021, MDC and BSPI entered into a second letter agreement (the “Second Goldman Letter Agreement”) setting forth the definitive agreement contemplated by the Initial Goldman Letter Agreement. Please see the section entitled “Voting Agreements — Goldman Letter Agreement” for more information with respect to the Second Goldman Letter Agreement, and the Second Goldman Letter Agreement is attached hereto as Annex E

•
Consent by Holders of Senior Notes: On December 21, 2020, MDC entered into separate consent and support agreements with holders of more than 50% of the aggregate principal amount of the Senior Notes.

•
Limited conditions and requirements for completion of the Proposed Transactions. The obligation of Stagwell to complete the Proposed Transactions is subject to a limited number of conditions, which the MDC Special Committee believes are reasonable under the circumstances.

•
Dissent Rights. Registered MDC Canada Shareholders who do not vote in favor of the Redomiciliation Proposal will have the right to exercise Dissent Rights and be paid fair value by MDC for all, but not less than all, of the MDC Canada Shares beneficially owned by each such registered MDC Canada Shareholder pursuant to the proper exercise of Dissent Rights in accordance with the CBCA. See “Dissenters’ and Appraisal Rights — Dissenters’ Rights.”

•
Appraisal Rights. Appraisal rights will be available to holders of MDC Canada Class B Common Shares and MDC Canada Preferred Shares in connection with the MDC Merger only under the circumstances set forth in Section 262 of the DGCL and subject to their compliance with the requirements of Section 262. See “Dissenters’ and Appraisal Rights — Appraisal Rights.”

•
Additional Factors: The MDC Special Committee also considered the following additional factors (i) the Stagwell 2019 Sale Process and the MDC Board and MDC Special Committee’s broader consideration of strategic alternatives in 2018 and 2019, (ii) the historical stock prices of MDC and the business outlook, (iii) the extensive due diligence review of the businesses of the Stagwell Subject Entities, (iv) the negotiated increase in the pro forma ownership of the pre-transaction MDC Canada Shareholders from the initial terms of the Stagwell Proposal, (v) the consideration adjustment mechanisms relating to the Stagwell Restructuring and (vi) the negotiation of a lock-up period on Stagwell’s ability to effect a Paired Interest Exchange.

Q:
Does the MDC Board recommend that I vote FOR the Transaction Proposals and the Compensation Proposal?

A:
Yes. The MDC Board (other than Mark Penn (who abstained because he controls and has an ownership interest in Stagwell), Charlene Barshefsky (who abstained because she was initially nominated to the MDC Board by Stagwell) and Bradley Gross (who abstained because he is a Managing Director of Goldman Sachs) who abstained from voting on or participating in any deliberations with respect to the Proposed Transactions) unanimously, at its meeting on December 21, 2020, acting upon the unanimous recommendation of the MDC Special Committee, (i) determined that it is in the best interests of MDC and the MDC Canada Shareholders (other than Mark Penn, Stagwell, Goldman Sachs and their respective affiliates (other than MDC and its subsidiaries) (the “Interested Shareholders”)) to enter into the Transaction Agreement and consummate the Proposed Transactions, (ii) approved the execution, delivery and performance by MDC of the Transaction Agreement and the A&R OpCo Operating Agreement, the Registration Rights Agreement, the Tax Receivables Agreement, the Information Rights Letter Agreement, (the “Related Agreements”) the Initial Goldman Letter Agreement, and the Stagwell Letter Agreement (together with the Related Agreements, the “Ancillary Agreements”) and the consummation of the Proposed Transactions and (iii) resolved to recommend that the MDC Canada Shareholders vote for the Proposals.
Acting upon the unanimous recommendation of the MDC Special Committee, the MDC Board (other than Mark Penn, Charlene Barshefsky and Bradley Gross (collectively, the “Interested Directors”), who each abstained from voting on, or participating in any deliberations of the MDC Board with respect to the Proposed Transactions) recommends that the MDC Canada Shareholders vote their MDC Canada Shares:
•
FOR the Redomiciliation Proposal;

•
FOR the Business Combination Proposal;

•
FOR the MDC Delaware Proxy Proposal;

•
FOR the Series 6 Supervoting Proposal;

•
FOR the Stagwell Issuance Proposal; and

Additionally, the MDC Board (with the Interested Directors abstaining) recommends the MDC Canada Shareholders vote their MDC Canada Shares:
•
FOR the Compensation Proposal.

Q:
Are there conditions to the consummation of the Proposed Transactions?

A:
Yes. Consummation of the Proposed Transactions is subject to a number of conditions, including:

•
The receipt of the Required Shareholder Approvals;

•
The expiration or termination of any waiting period applicable to the Proposed Transactions under applicable antitrust or competition laws in the United States;

•
The satisfaction or deemed satisfaction of the Minister of Canadian Heritage under the Investment Canada Act that the Proposed Transactions are likely to be of “net benefit to Canada” for purposes of the Investment Canada Act;

•
The approval for listing on NASDAQ of the Combined Company Class A Common Shares;

•
The termination of the MDC Credit Agreement;

•
The consents and waivers set forth in the Second Goldman Letter Agreement and the Stagwell Letter Agreement (each as defined below) not having been rescinded or modified and remaining in full force and effect;

•
the absence since the date of the Transaction Agreement of any fact, circumstance, occurrence, event, development, change or condition that, individually or in the aggregate, have had or would reasonably be expected to have a material adverse effect (as defined under “The Transaction Agreement — Representations and Warranties”) on MDC or Stagwell; and

•
other customary conditions.

For a description of the material conditions precedent to the Proposed Transactions, see “The Transaction Agreement — Description of the Transaction Agreement — Conditions to Completion of the Proposed Transactions.”
Q:
When will the Proposed Transactions be consummated?

A:
The Company currently expects that the Proposed Transactions will be consummated in the first half of 2021, subject to the conditions described above and the other conditions set out in the Transaction Agreement. The Company cannot predict, however, the actual dates on which the Proposed Transactions will be consummated, or whether they will be consummated, because the Proposed Transactions are subject to factors beyond the Company’s and Stagwell’s control, including whether or when the required regulatory approvals will be received. See “The Transaction Agreement — Description of the Transaction Agreement — Completion of the Proposed Transactions.”

Q:
What happens if the Proposed Transactions are not consummated?

A:
If the Proposed Transactions are not consummated, the Redomiciliation will not occur, the Stagwell Contributions will not occur and the MDC Canada Shareholders will not receive any Combined Company Shares. Instead, MDC and Stagwell will remain independent companies and the MDC Canada Class A Common Shares will continue to be listed and traded on NASDAQ. Under specified circumstances, MDC may be required to pay to Stagwell a fee with respect to the termination of the Transaction Agreement, as described under “The Transaction Agreement — Termination of the Transaction Agreement; Termination Fee.”

Q:
How will the directors and executive officers of the Company vote?

A:
The directors and executive officers of the Company are in favor of the Proposed Transactions and are expected to vote FOR the Transaction Proposals and the Compensation Proposal. The MDC Canada Shares held by Mark Penn and Bradley Gross, each a director of the Company, will be excluded from the “majority of the minority” (disinterested MDC Canada Shareholders) votes for each class of MDC Canada Share required under MI 61-101 to approve the Redomiciliation Proposal and the Business Combination Proposal (unless relief or approval is obtained from the applicable securities regulatory authorities to permit voting as a single class).

As of the close of business on [           ], 2021, the directors and executive officers of the Company had the right to vote approximately (i) [      ] MDC Canada Class A Common Shares, representing approximately [      ]% of the MDC Canada Class A Common Shares then issued and outstanding and entitled to vote at the Meeting, (ii) [      ] MDC Canada Class B Common Shares, representing approximately [      ]% of the MDC Canada Class B Common Shares then issued and outstanding and entitled to vote at the Meeting, (iii) [      ] MDC Canada Series 4 Shares, representing approximately [      ]% of the MDC Canada Series 4 Shares then issued and outstanding and entitled to vote at the Meeting, and (iv) [      ] MDC Canada Series 6 Shares, representing approximately [      ]% of the MDC Canada Series 6 Shares then issued and outstanding and entitled to vote at the Meeting.
Mark Penn directly holds 574,051 MDC Canada Class A Common Shares, of which 549,051 are shares of unvested restricted stock that are not scheduled to vest until December 31, 2022 subject to continued employment. The Stagwell Group directly holds 115,000 MDC Canada Class A Common Shares. Stagwell Agency Holdings LLC (“Stagwell Holdings”) directly holds 14,285,714 MDC Canada Class A Common Shares. The Stagwell Group is the manager of Stagwell Holdings, and Mark Penn controls and has an ownership interest in The Stagwell Group; thus, without taking into account any conversion of the MDC Canada Series 6 Shares, Mark Penn is deemed to control an aggregate of the votes attached to 14,425,714 MDC Canada Class A Common Shares representing approximately [           ]% of the MDC Canada Class A Common Shares then issued and outstanding and entitled to vote at the Meeting. In addition, Stagwell Holdings holds all of the 50,000 issued and outstanding MDC Canada Series 6 Shares. The aggregate liquidation preference of the MDC Canada Series 6 Shares at December 31, 2020 was $57,651,257, subject to an 8% accretion, compounded quarterly until March 14, 2024. The current conversion price is $5.00 per MDC Canada Series 6 Share, subject to customary anti-dilution protection, and therefore, the MDC Canada Series 6 Shares held by Stagwell Holdings would be convertible into 11,530,251 MDC Canada Class A Common Shares. However, MDC Canada Series 6 Shares are not convertible into MDC Canada Class A Common Shares to the extent that, upon conversion into MDC Canada Class A Common Shares, the holder thereof and its affiliates will beneficially hold more than 19.9% of the Company’s outstanding common shares or voting power, unless such conversion is in connection with and subject to completion of (A) a public sale of the Company Class A Common Shares to be issued upon such conversion, if following consummation of such public sale such holder will not beneficially own in excess of 19.9% of the then outstanding Company Class A Common Shares or (B) a bona fide third party tender offer for the MDC Canada Class A Common Shares issuable thereupon.
Bradley Gross is a Managing Director of Goldman Sachs & Co. LLC (“Goldman Sachs”), which exercises the authority of Broad Street Principal Investments, L.L.C. (“BSPI”). BSPI holds all of the 95,000 issued and outstanding MDC Canada Series 4 Shares. The aggregate liquidation preference of the MDC Canada Series 4 Shares at December 31, 2020 was $128,539,399, subject to an 8% accretion, compounded quarterly until March 7, 2022. The current conversion price is $7.42 per MDC Canada Series 4 Share, subject to customary anti-dilution protection, and therefore, the MDC Canada Series 4 Shares held by BSPI would be convertible into 17,323,369 MDC Canada Class A Common Shares. However, MDC Canada Series 4 Shares are not convertible into MDC Canada Class A Common Shares to the extent that, upon conversion into MDC Canada Class A Common Shares, the holder thereof and its affiliates will beneficially hold more than 19.9% of the Company’s outstanding common shares or voting power, unless such conversion is in connection with and subject to completion of (A) a public sale of the Company Class A Common Shares to be issued upon such conversion, if following consummation of such public sale such holder will not beneficially own in excess of 19.9% of the then outstanding Company Class A Common Shares or (B) a bona fide third party tender offer for the Common Class A Common Shares issuable thereupon.
Following the Closing, it is anticipated that the Combined Company Series 4 Shares will be cancelled and replaced on a one-to-one basis with Series 8 preferred shares of the Combined Company (the “Combined Company Series 8 Shares”). The terms of the Combined Company Series 8 Shares are expected to be the same as those of the Combined Company Series 4 Shares, except that (i) the conversion price will be reduced to $5.00, (ii) the accretion rate will be 8.00% and from and after March 7, 2022 through March 14, 2024, the accretion rate will be 6.00%, and from and after March 15, 2024, the accretion rate will be 0% per annum and the base liquidation preference per convertible preference share will not increase during any period subsequent to March 14, 2024, and (iii) the holders of a majority of the Combined Company Series 8 Shares must approve (A) an increase or decrease in the number of authorized shares of a class or series having rights or privileged equal or superior to the Combined Company Series 8 Shares, (B) an exchange, replacement, reclassification or cancellation of all or part of the Combined Company Series 8 Shares, (C) an amendment, alteration, change, or repeal of any of the rights or privileges of the Combined Company Series 8 Shares or any series or shares having rights or privileges equal or superior to the Combined Company Series 8 Shares, (D) the creation or authorization of a new class or series of shares having rights or privileges equal to or superior to the Combined Company Series 8 Shares, (E) any constraint on the issuance, transferability, or ownership of the Combined Company Series 8 Shares, or (F) any of the foregoing with respect to the Series 8 preferred units of OpCo.
Q:
Will the Combined Company Class A Common Shares be listed on an exchange?

A:
Yes. The Combined Company Class A Common Shares will be listed on NASDAQ.

Q:
Who is the transfer agent for MDC Canada Common Shares and the exchange agent for the Proposed Transactions?

A:
AST Trust Company (Canada) (“AST Canada”) is the transfer agent for MDC Canada Common Shares. American Stock Transfer & Trust Company, LLC (“AST US”) will be the exchange agent for the Proposed Transactions.

Q:
If the Proposed Transactions are approved, do I have to take any action to receive MDC Delaware Shares?

A:
No. Each MDC Canada Class A Common Share, MDC Canada Class B Common Share, MDC Canada Series 4 Share and MDC Canada Series 6 Share issued and outstanding immediately prior to the Redomiciliation Effective Date will for all purposes be deemed to be one issued and outstanding, fully paid and nonassessable MDC Delaware Class A Common Share, MDC Delaware Class B Common Share, MDC Delaware Series 4 Share and MDC Delaware Series 6 Share, respectively, without any action required on the part of the Company or the holders thereof. Any stock certificate that, immediately prior to the Effective Date, represented a MDC Canada Class A Common Share, MDC Canada Class B Common Share, MDC Canada Series 4 Share or MDC Canada Series 6 Share, will, from and after the Redomiciliation, automatically and without the necessity of presenting the same for exchange, represent one MDC Delaware Class A Common Share, MDC Delaware Class B Common Share, MDC Delaware Series 4 Share and MDC Delaware Series 6 Share, respectively.

Q:
If the Proposed Transactions are approved, do I have to take any action to receive New MDC Shares?

A:
Following the Redomiciliation, upon effectiveness of the MDC Reorganization, your MDC Delaware Shares will be converted into the right to receive New MDC Shares that will be issued to you in uncertificated book-entry form. MDC Canada and MDC Delaware share certificates, if any, outstanding immediately prior to the effective time of the MDC Reorganization will no longer be evidence of title of MDC Canada Shares or MDC Delaware Shares represented by such certificates, and following the MDC Reorganization, will only represent the right to receive a corresponding number of uncertificated book-entry shares of New MDC. Our transfer agent, AST US, will request that you return such stock certificates, if any, for cancellation, together with a properly completed and executed letter of transmittal, in exchange for shares of New MDC following completion of the MDC Reorganization.

The form of the letter of transmittal, which you will be requested to return, is attached to this Proxy Statement/Prospectus as Annex C. Your letter of transmittal will be mailed to you following the Closing, and you will be requested to return it to:

American Stock Transfer & Trust Company, LLC 6201 15th Avenue, Attn: Reorganization Department Brooklyn, New York 11219

MDC Canada Shares or MDC Delaware Shares held in “street name” through a bank, broker, custodian or other nominee will be automatically exchanged for uncertificated book-entry shares of New MDC without any action required on the part of the beneficial holder of such ordinary shares.

Q:
What is the effect of the Proposed Transactions on the Company Debt?

A:
In connection with the Proposed Transactions, the Company will (i) terminate the MDC Credit Agreement at or prior to the Closing and (ii) either (A) the amendments and waivers to the Debt Indenture contemplated by the Consent Solicitation will be operative or (B) the Senior Notes will have been refinanced with the proceeds of further notes, debt instruments or any other sources of funding that is sufficient to refinance in full, satisfy, discharge or otherwise retire, the Senior Notes (the “Senior Note Refinancing”). At the Closing, it is anticipated that OpCo shall accede to the Stagwell Credit Agreements.

Q:
How will the Proposed Transactions affect the public disclosure the Company provides to its shareholders?

A:
Upon completion of the Proposed Transactions, the Combined Company will be subject to the same reporting requirements of the SEC, the mandates of the Sarbanes-Oxley Act and the applicable corporate governance rules of NASDAQ as the Company was before the Proposed Transactions. The Combined Company will be required to file periodic reports with the SEC on Forms 10-K, 10-Q and 8-K and comply with the proxy rules applicable to domestic issuers, as currently required of the Company. The Combined Company will also continue to be a reporting issuer in each of the provinces of Canada where the Company is currently a reporting issuer. In accordance with applicable Canadian securities laws, and consistent with current practice of the Company, following the Proposed Transactions the Combined

Company will continue to file with the relevant Canadian securities regulatory authorities copies of its documents filed with the SEC under the U.S. Exchange Act in order to meet its Canadian continuous disclosure obligations and will continue to comply with all other applicable Canadian provincial securities laws. As a result, of Stagwell and its affiliates controlling a majority of the voting power of the Combined Company’s outstanding voting capital stock following the completion of the Proposed Transactions, the Combined Company will be a “controlled company” under NASDAQ rules. As a controlled company, the Combined Company will be exempt from certain NASDAQ corporate governance requirements. While the Company does not expect the Combined Company to rely on any of these exemptions, the Combined Company will be entitled to do so for as long as it will be considered a “controlled company.” See “Risk Factors — Risks Relating to the Combined Company after Completion of the Proposed Transactions — Following the completion of the Proposed Transactions, the Combined Company will be a “controlled company” under NASDAQ rules.”
Q:
What happens to outstanding MDC Incentive Awards in connection with the Proposed Transactions?

A:
Following the completion of the Proposed Transactions, each holder of MDC Incentive Awards will hold the same number of MDC Incentive Awards as the number of MDC Incentive Awards such holder held immediately prior to the Redomiciliation Effective Time, except that the security referenced under or issuable upon exercise or settlement of each such Combined Company Incentive Award will be Combined Company Common Shares (or, as applicable, the cash equivalent) rather than MDC Canada Common Shares (or, as applicable, the cash equivalent). Except for the foregoing, following the completion of the Proposed Transactions, each MDC Incentive Award will continue to be governed by the same terms and conditions as were applicable to such MDC Incentive Award immediately prior to the Redomiciliation Effective Time.

For a more complete description of the treatment of the MDC Incentive Awards held by MDC’s directors and executive officers in connection with the Proposed Transactions, see “The Proposed Transactions — Interests of MDC’s Directors and Executive Officers in the Proposed Transactions” beginning on page 200 of this Proxy Statement/Prospectus.
Q:
Are there risks associated with the Proposed Transactions?

A:
Yes. The material risks and uncertainties associated with the Proposed Transactions are discussed in the section entitled “Risk Factors” beginning on page 51 and the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 78. Those risks include, among others, the possibility that the Proposed Transactions may not be completed, the possibility that MDC may fail to realize the anticipated benefits of the Proposed Transactions, the risk that the Redomiciliation may give rise to significant Canadian corporate tax, the uncertainty that MDC will be able to integrate Stagwell successfully and the risk that the Combined Company will be required to make substantial payments pursuant to the Tax Receivables Agreement and such payments may make the Combined Company a less attractive target to potential acquirers due to the amounts that would be payable to Stagwell in change of control transactions pursuant to the Tax Receivables Agreement.

Q:
What are the material income tax consequences of the Proposed Transactions to MDC Canada Shareholders?

A:
The following are the material income tax consequences:

Canadian Federal Income Tax Considerations for MDC Canada Shareholders
MDC Canada does not anticipate that the Proposed Transactions should result in tax, for Canadian federal income tax purposes, to MDC Canada Common Shareholders (other than those who exercise Dissent Rights or elect to recognize a gain on the MDC Merger), as further described under the heading “Certain Canadian Federal Income Tax Considerations For MDC Canada Shareholders”.
Resident Holders are strongly urged to review the section below entitled “Certain Canadian Federal Income Tax Considerations For MDC Canada Shareholders” and to consult with their own tax advisors regarding the Canadian income tax treatment of the Proposed Transactions to them in their particular circumstances, as well as the tax consequences to them of the ownership and disposition of Combined Company Shares following completion of the Proposed Transactions.
U.S. Federal Income Tax Considerations for MDC Canada Shareholders
The Proposed Transactions, and specifically, the Redomiciliation, may trigger U.S. federal income tax for U.S. Holders (as defined in “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders”). In general, subject to the potential application of the PFIC rules (as described in “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders — U.S. Tax Consequences of the Redomiciliation to U.S. Holders — Passive Foreign Investment Company Status”), U.S. Holders who own MDC Canada Shares with a fair market value of at least $50,000 at the time of the Redomiciliation will be taxed on the built-in gain (if any) in their MDC Canada Shares (unless they elect to include the “all earnings and profits amount”). See “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders” below for more information regarding certain U.S. federal income tax considerations relevant to such U.S. Holders and the election described above. Notwithstanding the above, special rules apply to 10% U.S. Shareholders (as defined in “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders”). 10% U.S. Shareholders should consult their own tax advisors regarding the U.S. federal and other applicable tax consequences of the Proposed Transactions to them in light of their particular circumstances.
Non-U.S. Holders (as defined in “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders”) generally should not be subject to U.S. federal income tax in respect of the Proposed Transactions, unless they have certain connections to the United States (see “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders” below for more information). However, depending on their particular circumstances (including their jurisdiction of fiscal residence), Non-U.S. Holders may be subject to non-U.S. taxes in respect of the Proposed Transactions.
The brief U.S. tax summary provided above is qualified in its entirety by the section “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders” below, which provides a summary of the principal U.S. federal income tax considerations generally relevant to (a) U.S. Holders and Non-U.S. Holders participating in the Proposed Transactions, and (b) the ownership and disposition of Combined Company Shares received pursuant to the Proposed Transactions. MDC Canada Shareholders are urged to consult with and rely on their own tax advisors to determine the particular tax consequences to them of the Proposed Transactions as well as the tax consequences of the ownership and disposition of Combined Company Shares received pursuant to the Proposed Transactions.
Q:
What are the corporate tax consequences of the Proposed Transactions?

A:
The following are the corporate tax consequences:

Canadian Federal Income Tax Considerations
The Redomiciliation will cause the Company to cease to be resident in Canada for purposes of the Canadian Tax Act and as a result the Company’s taxation year will be deemed to have ended immediately prior to the Redomiciliation. Immediately prior to this deemed year end, the Company will be deemed to have disposed of each of its properties for proceeds of disposition equal to the fair market value of such properties at that time and will be deemed to have reacquired such properties at a cost amount equal to that fair market value. The Company will be subject to income tax under Part I of the Canadian Tax Act on any income and net taxable capital gains which arise as a result of this deemed disposition (after the utilization of any available capital losses or non-capital losses).
The Company will also be subject to an additional “emigration tax” under Part XIV of the Canadian Tax Act on the amount, if any, by which the fair market value (immediately before the Company’s deemed year end resulting from the Redomiciliation), of all of its properties, exceeds the total amount of certain of its liabilities and the paid-up capital (determined for purposes of the emigration tax), of all the issued and outstanding shares of MDC Canada immediately before the deemed year end. This additional tax is generally payable at the rate of 25% but is expected to be reduced to 5% under the Canada-United States Tax Convention.

The quantum of Canadian federal income tax payable by the Company as a result of the Redomiciliation will depend upon a number of considerations including the fair market value of its properties, the amount of its liabilities, the Canada-U.S. dollar exchange rate, its shareholder composition, as well as certain Canadian tax attributes, accounts and balances of the Company, each as of the Redomiciliation Effective Time. Prior to the Redomiciliation Effective Time, there is no certainty that the fair market value of the properties of the Company will not increase, and there is no certainty that the estimated fair market value of the properties of the Company or the amounts of its relevant tax attributes will be accepted by Canadian federal tax authorities, which may result in additional taxes payable as a result of the Redomiciliation. Additionally, it is possible that valuations and implied valuations of the Company’s property are made available which may be relevant in assessing the potential Canadian tax costs of the Redomiciliation. As a result, the quantum of Canadian tax payable by the Company in connection with the Redomiciliation may significantly exceed the Company’s estimates that are reflected in the pro forma financial statements, i.e., approximately $21 million. For more information regarding the Company’s estimates of the Canadian tax payable and the underlying assumptions related thereto, see the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Information”.
U.S. Federal Income Tax Considerations
The Redomiciliation should qualify as a “reorganization” under section 368(a) of the Internal Revenue Code. Specifically, the Redomiciliation should be treated, for U.S. federal income tax purposes, as if MDC Canada (i) transferred all of its assets and liabilities to a new U.S. corporation (MDC Delaware) in exchange for all of the outstanding stock of MDC Delaware and (ii) then distributed the stock of MDC Delaware that MDC Canada received in the transaction to the MDC Canada Shareholders in liquidation of MDC Canada. Additionally, the Company expects the Business Combination and formation of the Up-C structure to be treated as a deemed transfer by New MDC of its assets to OpCo and an assumption of New MDC’s liabilities by OpCo in a transaction intended to qualify as a contribution to OpCo in exchange for OpCo Common Units and OpCo Preferred Units under section 721 of the Code, and that Stagwell’s contributions of its businesses to OpCo is similarly intended to be subject to section 721 of the Code. U.S. tax rules relating to the formation and operation of partnerships are complex, and Certain elements of the partnership structure can be expected to give rise to corporate taxable income for the Combined Company if, for example, OpCo were to assume certain liabilities of the Combined Company that are unrelated to business operations and such assumption is treated for U.S. tax purposes as part of a sale transaction that includes the Proposed Transactions.
There can be no assurances that material additional adverse U.S. tax consequences will not result from the Proposed Transactions, and there can be no assurance that the Internal Revenue Service will agree with or not otherwise challenge the Company’s position on the tax treatment of the Proposed Transactions or of internal restructuring transactions or financing transactions undertaken prior to, after, or in connection with the Proposed Transactions, which could result in higher U.S. federal tax costs for the Combined Company than currently anticipated, including a reduction in the net operating loss carryforwards of Maxxcom Inc. (the direct or indirect owner of substantially all of MDC’s U.S. businesses).
The Company has not applied for a ruling related to the Proposed Transactions and does not intend to do so.
Q:
Who is entitled to vote at the Meeting?

A:
Only MDC Canada Shareholders of record at the close of business on [           ], 2021 (the “Record Date”), are entitled to notice of the Meeting and to vote thereat or at any adjournment or postponement thereof. As of the close of business on the Record Date, [      ] MDC Canada Class A Common Shares, [      ] MDC Canada Class B Common Shares, [      ] MDC Canada Series 4 Shares and [      ] MDC Canada Series 6 Shares were issued and outstanding.

Each (i) issued and outstanding MDC Canada Class A Common Share, MDC Canada Series 4 Share and MDC Canada Series 6 Share on the Record Date is entitled to one vote and (ii) each issued and outstanding MDC Canada Class B Common Share on the Record Date is entitled to twenty votes on the Special Approval Proposals.
Each (i) issued and outstanding MDC Canada Class A Common Share on the Record Date is entitled to one vote and (ii) each issued and outstanding MDC Canada Class B Common Share on the Record Date is entitled to twenty votes on the Ordinary Proposals.
Your vote is very important, regardless of the number of MDC Canada Shares that you own. Whether or not you expect to attend virtually, you should authorize a proxyholder to vote your MDC Canada Shares as promptly as possible so that your MDC Canada Shares may be represented and voted at the Meeting.
Q:
Are any MDC Canada Shareholders already committed to vote in favor of the Transaction Proposals?

A:
Yes. Stagwell Holdings, which held 100% of the MDC Canada Series 6 Shares as of [           ], 2021, entered into an agreement with MDC (the “Stagwell Letter Agreement”), pursuant to which, among other things, Stagwell Holdings has agreed to vote all of its MDC Canada Series 6 Shares in favor of the Transaction Proposals. The Stagwell Letter Agreement is attached as Annex D to this Proxy Statement/Prospectus.

BSPI, which held 100% of the MDC Canada Series 4 Shares as of [           ], 2021, entered into the Second Goldman Letter Agreement, pursuant to which, among other things, BSPI has agreed to vote all of its MDC Canada Series 4 Shares in favor of the Transaction Proposals. The Second Goldman Letter Agreement is attached as Annex E to this Proxy Statement/Prospectus.
Q:
What is the quorum for the Meeting?

A:
In order for business to be conducted at the Meeting, a quorum must be present. A quorum for the transaction of business at the Meeting is not less than (i) 33 1/3% of the MDC Canada Common Shares, MDC Canada Series 4 Shares and MDC Canada Series 6 Shares, together as a single class, and (ii) a majority of the MDC Canada Series 4 Shares and MDC Canada Series 6 Shares, as separate classes, entitled to vote at the Meeting, represented either virtually or by proxy. If you submit a properly executed form of proxy, attached hereto as Annex F or vote by telephone or the Internet, you will be considered part of the quorum.

Q:
How do I vote my MDC Canada Shares?

A:
MDC Canada Common Shareholders whose MDC Canada Shares are registered in their names may vote in the following ways:

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Internet: Visit www.astvotemyproxy.com and follow the instructions. You will need your 13-digit control number on the back of the proxy form.

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Telephone: Call 1-888-489-5760 from a touch-tone phone and follow the voice instructions. You will need your 13-digit control number on the back of the proxy form. You cannot appoint a proxyholder via the telephone voting system.

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Email: proxyvote@astfinancial.com.

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Mail: Complete, sign and date your proxy form and return it in the business-reply envelope included in your package.

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Fax: Complete, sign and date your proxy form and fax both sides of the proxy form to 1-866-781-3111 (toll free in North America) or 1-416-368-2502 (outside of North America).

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Virtually: Attend the Meeting and vote virtually at [           ] by clicking “I have a control number” and then entering your unique 13-digit control number located on your form of proxy and the password “[           ]” (case-sensitive).

If your MDC Canada Shares are not registered in your name, but are held in the name of a nominee (usually a broker, bank, trust company or other intermediary), you should have received a package of materials from your nominee and you should follow the instructions therein. In addition, beneficial MDC Canada Shareholders may be contacted by Kingsdale to conveniently vote directly over the telephone using Broadridge’s QuickVoteTM service. Beneficial MDC Canada Shareholders who wish to attend the Meeting virtually and indirectly vote their MDC Canada Shares may only do so as proxyholder for the registered MDC Canada Shareholder.
Due to the continuing public health impact of the coronavirus outbreak (COVID-19) and to support the health and well-being of our employees and shareholders, the Company has decided that the Meeting will be held solely by means of remote communication as a virtual meeting. A virtual Meeting enables registered MDC Canada Common Shareholders and duly appointed proxyholders to join us online, listen to the Meeting, ask questions and receive answers online, and vote online at [           ] by clicking “I have a control number” and then entering your unique 13-digit control number located on your form of proxy and the password “[           ]” (case-sensitive). MDC Canada Common Shareholders and duly appointed proxyholders will have the ability to submit questions during the Meeting via the Meeting website.
Q:
What is a proxy?

A:
A proxy is your legal designation of another person, referred to as a “proxyholder”, to vote your MDC Canada Shares. The document used to designate a proxyholder to vote your MDC Canada Shares is called a “form of proxy.” The “form of proxy” for the Transaction Proposals and the Compensation Proposal is attached hereto as Annex F. The form of the MDC Delaware Proxy is attached hereto as Annex G.

Q:
Can I appoint someone other than the person(s) designated by management of the Company to vote my MDC Canada Shares?

A:
Yes. If you are appointing a proxyholder other than the representatives of management of the Company whose names are on the proxy, YOU MUST return your proxy to AST Trust Company (Canada) (“AST Canada”) AND register your proxyholder by contacting AST Canada at 1-866-751-6315 (within North America) or 212-235-5754 (outside North America), and provide AST Canada with the required information for your proxyholder before proxy cut-off so that AST Canada may provide the proxyholder with a Control Number. This Control Number will allow your proxyholder to log in to and vote at the Meeting online. WITHOUT A CONTROL NUMBER, YOUR PROXYHOLDER WILL NOT BE ABLE TO VOTE OR ASK QUESTIONS AT THE MEETING. THEY WILL ONLY BE ABLE TO ATTEND THE MEETING ONLINE AS A GUEST.

Registered MDC Canada Shareholders must also provide AST Trust Company (Canada) with their duly completed legal proxy if they wish to vote at the meeting or appoint a third party as their proxyholder. Legal proxies should be returned to AST Trust Company (Canada), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or e-mail to proxyvote@astfinancial.com and must be labeled “Legal Proxy”. In addition, YOU MUST contact AST Canada by phone at 1-866-751-6315 (within North America) or 212-235-5754 (outside North America) before proxy cut-off so that AST Canada may provide the proxyholder with a control number. This control number will allow you to log in and vote at the meeting. Without a control number you will only be able to log in to the meeting as a guest and will not be able to vote.
Q:
If I am not going to attend the Meeting, should I return my form of proxy or otherwise vote my MDC Canada Shares?

A:
Yes. Completing, signing, dating and returning the form of proxy by mail or fax, submitting a proxy by calling the toll-free number shown on the form of proxy or submitting a proxy by visiting the website shown on the form of proxy ensures that your MDC Canada Shares will be represented and voted at the Meeting, even if you otherwise do not attend.

Q:
What is the deadline to provide my proxy?

A:
To be valid your proxy must be received by our transfer agent, AST Trust Company (Canada) (“AST

Canada”), Attn: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, by fax 1-866-781-3111 (toll-free North America) or 416-368-2502, by e-mail at proxyvote@astfinancial.com, by internet voting at www.astvotemyproxy.com, or by telephone voting at 1-888-489-5760 no later than [           ] [a.m./p.m.] on [           ], 2021 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Canada and the U.S.) before the time of the adjourned or postponed Meeting.
The Company reserves the right to accept late proxies and to waive the proxy deadline, with or without notice, but is under no obligation to accept or reject any particular late proxy.
Q:
Can I change or revoke my vote?

A:
Yes. If your MDC Canada Shares are registered in your name, you can change or revoke a previously delivered vote in the following ways:

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by written instrument executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at [           ], not later than [           ] [a.m./p.m.] on [           ], 2021 (or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Canada and the U.S.) before the adjourned or postponed Meeting) or with the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof.

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Submit a later-dated, new proxy card, which must be received by [           ] [a.m./p.m.] on [           ], 2021 (or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Canada and the U.S.) before the adjourned or postponed Meeting), in which case only the later-dated proxy is counted and the earlier proxy is revoked.

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Submit a proxy via the Internet or by telephone at a later date, which must be received by [           ] [a.m./p.m.] on [           ], 2021 (or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Canada and the U.S.) before the adjourned or postponed Meeting), in which case only the later-dated proxy is counted and the earlier proxy is revoked.

•
Attend the Meeting and vote virtually; attendance at the Meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

Beneficial owners of MDC Canada Shares may change their voting instruction by submitting new voting instructions to the brokers, banks or other nominees that hold their shares of record or by requesting a proxy issued in their own name from such broker, bank or other nominee and voting virtually at the Meeting.
Q:
If my MDC Canada Shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote my shares for me?

A:
No. If your MDC Canada Shares are held in the name of a broker, bank or other nominee, you will receive separate instructions from your broker, bank or other nominee describing how to vote your shares. Please check with your broker, bank or other nominee and follow the voting procedures provided by your broker, bank or other nominee on your voting instruction form.

You should instruct your broker, bank or other nominee how to vote your MDC Canada Shares. Under the rules applicable to broker-dealers, your broker, bank or other nominee does not have discretionary authority to vote your shares in respect of the Transaction Proposals. A so-called “broker non-vote” results when banks, brokers and other nominees return a valid proxy voting upon a matter or matters for which the applicable rules provide discretionary authority but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares. The Company does not expect any broker non-votes at the Meeting because the rules applicable to banks, brokers and other nominees only provide brokers with discretionary authority to vote on proposals that are considered routine, whereas the Transaction Proposals are considered non-routine. As a result, no broker will be permitted to vote your MDC Canada Shares at the Meeting with respect to the Transaction Proposals without receiving instructions.
Q:
What is householding and how does it affect me?

A:
The SEC permits companies to send a single set of proxy materials to any household at which two or more stockholders reside, unless contrary instructions have been received, but only if the applicable company provides advance notice and follows certain procedures. In such cases, each stockholder continues to receive a separate notice of the meeting and proxy card.

If you hold your MDC Canada Shares in “street name,” your bank, broker or other nominee may have instituted householding. If your household has multiple accounts holding MDC Canada Shares, you may have already received householding notification from your bank, broker or other nominee. Please contact your bank, broker or other nominee directly if you have any questions or require additional copies of this Proxy Statement/Prospectus. The broker will arrange for delivery of a separate copy of this Proxy Statement/Prospectus promptly upon your written or oral request. You may decide at any time to revoke your decision to household, and thereby receive multiple copies. Not all banks, brokers or other nominees may offer the opportunity to permit beneficial owners to participate in householding. If you want to participate in householding and eliminate duplicate mailings in the future, you must contact your bank, broker or other nominee directly.
Q:
Who is making and paying for this proxy solicitation?

A:
The Company is making this proxy solicitation and will pay for all of the costs of soliciting these proxies. Its directors and certain of its employees may solicit proxies virtually, in person or by telephone, fax or email. The Company will pay these employees and directors no additional compensation for these services. The Company has retained the services of (i) Kingsdale Advisors as its strategic shareholder advisor and proxy solicitation agent to solicit proxies in Canada and the United States and (ii) Spotlight to assist in engaging with MDC Shareholders. The Company will deliver proxy-related materials to nominees, custodians and fiduciaries, and they will be asked to promptly forward them to the beneficial (non-registered) MDC Canada Shareholders. The Company will also reimburse such nominees, custodians and fiduciaries for their expenses in sending proxy-related materials to the beneficial (non-registered) MDC Canada Shareholders and obtaining their proxies.

Q:
Are MDC Canada Shareholders entitled to Dissent Rights?

A:
Dissent rights will be available to MDC Canada Shareholders only in connection with the Redomiciliation Proposal in accordance with the provisions under the CBCA. Registered holders of MDC Canada Shares are entitled to Dissent Rights only if they strictly follow the procedures specified in the CBCA. Persons who are beneficial owners of MDC Canada Shares registered in the name of an intermediary who wish to dissent should be aware that only registered MDC Canada Shareholders are entitled to Dissent Rights. Accordingly, a beneficial owner of MDC Canada Shares desiring to exercise this right must make arrangements for the MDC Canada Shares beneficially owned by such MDC Canada Shareholder to be registered in the MDC Canada Shareholder’s name prior to the time the Dissent Notice is required to be received by the Company, or, alternatively, make arrangements for the registered holder of such MDC Canada Shares to dissent on the MDC Canada Shareholder’s behalf. Registered MDC Canada Shareholders who dissent will have the right to be paid fair value by the Company for all, but not less than all, of the MDC Canada Shares beneficially owned by such holder in accordance with the CBCA, provided that the holder strictly complies with the dissent procedures with respect to the Redomiciliation Proposal and the Redomiciliation becomes effective. See “Dissenters’ and Appraisal Rights”.

If you wish to exercise Dissent Rights, you should review the requirements summarized in this Proxy Statement/Prospectus carefully and consult with your legal advisor. See “Dissenters’ and Appraisal Rights — Dissenters’ Rights”.

Q:
Are MDC Canada Shareholders entitled to appraisal rights?

A:
Appraisal rights will be available to holders of MDC Canada Class B Common Shares and MDC Canada Preferred Shares in connection with the MDC Merger only under the circumstances set forth in Section 262 of the DGCL and subject to their compliance with the requirements of Section 262. In order to preserve any appraisal rights that a MDC Canada Shareholder may have, in addition to otherwise complying with the applicable provisions of the DGCL, such MDC Canada Shareholder must not vote in favor of, or consent to, the MDC Delaware Proxy Proposal and must submit a written demand for appraisal in a timely manner in accordance with the applicable provisions of the DGCL.

To the extent appraisal rights are available under Delaware law, a MDC Canada Shareholder who properly seeks appraisal and strictly complies with the applicable requirements of the DGCL (a “Dissenting Delaware Stockholder”) will be entitled to receive a cash payment equal to the fair value of his, her or its MDC Delaware Class B Common Shares or MDC Delaware Preferred Shares in connection with the MDC Merger in lieu of the transaction consideration. The “fair value” of MDC Delaware Shares as determined by the Delaware Court of Chancery (the “Court”) could be more or less than, or the same as, the value of the consideration that a Dissenting Delaware Stockholder would otherwise be entitled to receive under the terms of the Transaction Agreement. To seek appraisal, an MDC Canada Shareholder must comply strictly with all of the procedures required under the DGCL, including delivering a written demand for appraisal to the Company in a timely manner, not voting in favor of, or consenting to, the MDC Merger Proposal and continuing to hold his, her or its shares through the Closing. Failure to comply strictly with all of the procedures required under the DGCL will result in the loss of appraisal rights.
For a further description of the appraisal rights available to MDC Canada Shareholders and the procedures required to exercise such appraisal rights, see “Appraisal Rights” and the provisions of Section 262 of the DGCL that grant appraisal rights and govern such procedures, which are attached as Annex H to this Proxy Statement/Prospectus. If an MDC Canada Shareholder holds shares through a broker, bank or other nominee and the MDC Canada Shareholder wishes to exercise appraisal rights, such stockholder should consult with such stockholder’s broker, bank or other nominee sufficiently in advance of the Meeting to permit such nominee to exercise appraisal rights on such stockholder’s behalf. In view of the complexity of Delaware law, MDC Canada Shareholders who may wish to pursue appraisal rights should promptly consult their legal and financial advisors.
Q:
Who can answer my questions?

A:
If you have any questions about the information contained in this Proxy Statement/Prospectus or require assistance in completing your form of proxy or voting instruction form, please contact: Kingsdale Advisors by telephone at 1-877-659-1821 (toll-free in North America) or at 1-416-867-2272 (collect outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

SUMMARY
The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus. This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Proxy Statement/Prospectus, including the annexes hereto and the documents incorporated by reference herein. It is recommended that MDC Canada Shareholders read this Proxy Statement/Prospectus and consult with their own legal, tax, financial and other professional advisors with respect to the matters to be acted on at the Meeting. Capitalized terms used but not otherwise defined in this summary have the meanings set forth under the heading “Glossary”.
The Proposed Transactions
The terms and conditions of the Proposed Transactions are contained in the Transaction Agreement, which is attached to this Proxy Statement/Prospectus as Annex I. You should read the Transaction Agreement carefully as it is the legal document that governs the Proposed Transactions.
Overview
Through a series of steps and transactions, including the Redomiciliation and MDC Merger, OpCo will become a direct subsidiary of New MDC. Stagwell will make the Stagwell OpCo Contribution in exchange for the Stagwell OpCo Units and the Stagwell New MDC Contribution in exchange for the Stagwell Class C Shares. On a pro forma basis (and (i) without giving effect to the conversion of any Combined Company Preferred Shares and (ii) including unvested restricted stock and restricted stock units of MDC), following the completion of the Proposed Transactions, it is anticipated that the existing holders of MDC Canada Class A Common Shares (including Stagwell) and MDC Canada Class B Common Shares will receive Combined Company Class A Common Shares and Combined Company Class B Common Shares equal to approximately 26% of the common equity of the Combined Company and Stagwell would be issued an amount of Combined Company Class C Common Shares equivalent to approximately 74% of the voting rights of the Combined Company and exchangeable, together with Stagwell OpCo Units, for Combined Company Class A Common Shares on a one-for-one basis at Stagwell’s election following a six-month holding period. However, the number of Stagwell OpCo Units, the number of Stagwell Class C Shares and the percentage of the Combined Company that Stagwell will hold following the consummation of the Proposed Transactions will each be reduced, and the percentage of the Combined Company that existing MDC Canada Shareholders will hold will be proportionally increased, if Stagwell is unable to effect the Stagwell Restructuring prior to the Closing.
Following the completion of the Proposed Transactions, the Combined Company will be a Delaware corporation organized in an Up-C structure, in which all of the assets and business of MDC and assets and businesses contributed by Stagwell in the Stagwell OpCo Contribution will be held by OpCo, an entity treated as a partnership, or “passthrough” entity, for U.S. federal income tax purposes, and will be operated through OpCo and its subsidiaries. The Combined Company’s sole material asset will be the common units and preferred units of OpCo.
Transaction Steps
Below is a step-by-step list illustrating the material steps involved in the Proposed Transactions. Each of these events, as well as any conditions to their consummation, is discussed in more detail elsewhere in this Proxy Statement/Prospectus.
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Step 1: Redomiciliation: The Company shall change its jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Delaware. The Company, following such Redomiciliation, is referred to herein as MDC Delaware. See “Questions and Answers about the Proposed Transactions and the Meeting — What are the Proposed Transactions? — Redomiciliation”.

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Step 2: New MDC Corporate Conversion: New MDC, a wholly-owned subsidiary of MDC Delaware, shall convert into a Delaware corporation. See “Questions and Answers about the Proposed Transactions and the Meeting — What are the Proposed Transactions? — New MDC Corporate Conversion and MDC Merger”.

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Step 3: MDC Merger: Merger Sub, a wholly owned subsidiary of New MDC, shall merge with and into MDC Delaware with MDC Delaware surviving the merger (and being referred to herein as the Surviving Corporation after the merger) and New MDC becoming the new publicly listed parent company. See “Questions and Answers about the Proposed Transactions and the Meeting — What are the Proposed Transactions? — New MDC Corporate Conversion and MDC Merger”.

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Step 4: MDC Delaware LLC Conversion: The Surviving Corporation, a wholly-owned subsidiary of New MDC, shall convert into a Delaware limited liability company referred to herein as OpCo. See “Questions and Answers about the Proposed Transactions and the Meeting — What are the Proposed Transactions? — MDC Delaware LLC Conversion”.

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Step 5: Stagwell Contributions: Stagwell shall make the Stagwell OpCo Contribution and the Stagwell New MDC Contribution in exchange for the Stagwell OpCo Units and the Stagwell Class C Shares, respectively. New MDC, following the Stagwell Contributions, is referred to herein as the Combined Company. See “Questions and Answers about the Proposed Transactions and the Meeting — What are the Proposed Transactions? — Stagwell Contributions”.

Additionally, prior to, in connection with, and in some cases following the Proposed Transactions, New MDC, MDC and OpCo, respectively, intend to engage in certain restructuring transactions to, among other things, facilitate changes to the group’s internal financing structure and create a holding company structure under OpCo, whereby all of the subsidiaries of the Combined Company that are treated as corporations for U.S. tax purposes would be held through a single corporate holding company.
Structure Chart
MDC’s simplified corporate structure as of December 20, 2020 is reflected in the below diagram:

(1)
As of January 31, 2021. Includes 115,000 shares held directly by Stagwell Group LLC and 25,000 shares held directly by Mark Penn.

Following the completion of the Proposed Transactions, the Combined Company’s corporate structure would be as set forth in the below diagram:

(1)
As of January 31, 2021. Includes 115,000 shares held directly by Stagwell Group LLC and 25,000 shares held directly by Mark Penn.

(2)
Pursuant to the Second Goldman Letter Agreement, shortly after the completion of the Proposed Transactions, a portion of the Combined Company Series 4 Shares are expected to be redeemed for the Goldman Note, and the remainder are expected to be converted into new Combined Company Series 8 Shares.

(3)
Immediately following the Closing, and in connection with the Stagwell FAF Unit Issuance, Stagwell will transfer to Stagwell FAF a number of the Stagwell OpCo Units, together with an equivalent number of Combined Company Class C Common Shares, equal in number to the number of Stagwell FAF Units issued pursuant to the Stagwell FAF Unit Issuance. It is currently anticipated that 19,644,435 Stagwell FAF Units will be issued pursuant to the Stagwell FAF Unit Issuance. See “The Proposed Transactions  —  Consideration to be Received by MDC Canada Shareholders and Consequences of the Proposed Transactions”.

The Parties to the Business Combination: MDC
MDC Partners Inc.
MDC Partners Inc.
One World Trade Center, Floor 65
New York, NY 10007
Telephone: (646) 429-1800
The Company is a leading global marketing and communications network, providing marketing and business solutions that realize the potential of combining data and creativity. Through its network of agencies, the Company delivers a broad range of client services, including global advertising and marketing, data analytics and insights, mobile and technology experiences, media buying, planning and optimization, direct marketing, database and customer relationship management, business consulting, sales promotion, corporate communications, market research, corporate identity, design and branding services, social media strategy and communications, product and service innovation, and e-commerce management.
New MDC LLC
New MDC LLC
One World Trade Center, Floor 65
New York, NY 10007
Telephone: (646) 429-1800
New MDC LLC, a Delaware limited liability company, is a newly formed, direct wholly owned subsidiary of the Company that was organized specifically for the purpose of completing the Proposed Transactions. New MDC has engaged in no business activities to date and has no material assets or liabilities of any kind, other than those incident to its formation in connection with the Proposed Transactions. Prior to the Closing, New MDC will convert into a Delaware corporation and following the MDC Merger, New MDC will become the publicly listed parent company, successor to MDC Canada.
Midas Merger Sub 1 LLC
Midas Merger Sub 1 LLC
One World Trade Center, Floor 65
New York, NY 10007
Telephone: (646) 429-1800
Midas Merger Sub 1 LLC, a Delaware limited liability company, is a newly formed, direct wholly owned subsidiary of the New MDC that was organized specifically for the purpose of completing the Proposed Transactions. Merger Sub has engaged in no business activities to date and has no material assets or liabilities of any kind, other than those incident to its formation in connection with the Proposed Transactions. Prior to the Closing, Midas Merger Sub 1 LLC will merge with and into MDC Delaware with MDC Delaware surviving the merger.
The Parties to the Business Combination: Stagwell
Stagwell Media was founded in 2015 by Mark Penn. Mr. Penn is a limited partner and has served as managing partner of Stagwell since its inception. Stagwell Marketing Group LLC (“Stagwell Marketing”) is a Delaware limited liability company that was formed on March 9, 2017 and was formed to hold the previously existing interests of Stagwell Media in its portfolio of marketing services companies. Stagwell Marketing is governed by the terms and conditions of a limited liability agreement effective as of the same date. Stagwell Media owns all of the equity interests of Stagwell Marketing through Stagwell Marketing Group Holdings LLC.
The Stagwell Subject Entities comprise Stagwell Marketing, and its direct and indirect subsidiaries that own and operate a portfolio of marketing services companies representing the assets and businesses that will be contributed by Stagwell in the Potential Transactions pursuant to the Stagwell Contribution.

Stagwell is an independent, full-service, technology-driven marketing and communications group at the crossroads of the art and science of creativity. Stagwell excels at offering clients simplicity and speed of execution. The Stagwell companies have over 3,700 employees operating in more than 20 countries across North America, Asia, Europe and South America.
In 2019, Stagwell made a $100 million investment in MDC Partners, pursuant to which Mr. Penn was appointed CEO and Chairman of MDC Partners.
For more information about Stagwell and the Stagwell Subject Entities, please see the sections entitled, “Risk Factors — Risks Related to Stagwell,” “Stagwell Business,” “Management’s Discussion of Financial Condition and Results of Operations of the Stagwell Subject Entities,” and “Quantitative and Qualitative Disclosures about Market Risk of Stagwell.”
Treatment of Existing MDC Equity Awards in the Proposed Transactions
Following the completion of the Proposed Transactions, each holder of MDC Incentive Awards will hold the same number of MDC Incentive Awards as the number of MDC Incentive Awards such holder held immediately prior to the Redomiciliation Effective Time, except that the security referenced under or issuable upon exercise or settlement of each such Combined Company Incentive Award will be Combined Company Common Shares (or, as applicable, the cash equivalent) rather than MDC Canada Common Shares (or, as applicable, the cash equivalent). Except for the foregoing, following the completion of the Proposed Transactions, each MDC Incentive Award will continue to be governed by the same terms and conditions as were applicable to such MDC Incentive Award immediately prior to the Redomiciliation Effective Time.
For a more complete description of the treatment of the MDC Incentive Awards held by MDC’s directors and executive officers in connection with the Proposed Transactions, see “The Proposed Transactions — Interests of MDC’s Directors and Executive Officers in the Proposed Transactions” beginning on page 200 of this Proxy Statement/Prospectus.
Treatment of Existing MDC Debt in the Proposed Transactions
Prior to the Closing, the MDC Credit Agreement is expected to be terminated in full.
In addition, prior to the Proposed Transactions, either (A) certain amendments to and waivers of the terms of the Debt Indenture are expected to be made effective and operative or (B) the Senior Note Refinancing is expected to be effected. The Consent Solicitation was launched on January 21, 2021 and expired on February 5, 2021. The requisite consents of the Senior Note holders was received, and MDC entered into a supplemental indenture to make such amendments and waiver effective (but not operative) on February 8, 2021. As a result of such amendments, when operative, among other matters, the guarantors in respect of the Debt Indenture would cease to be determined by reference to the terms of the Credit Agreement and would, following the consummation of the Proposed Transactions, be determined by reference to the terms of the Stagwell Credit Agreements. Such amendments and waivers will become operative on MDC making of an announcement to that effect.
Pursuant to the terms of the Consent Solicitation, MDC has agreed to make certain payments to the Senior Note holders as at a record date of 5 p.m. New York City time on January 20, 2021 (such holders, the “Payment Holders”). First, MDC paid $17,405,120 (or $20 in respect of each $1,000 principal amount of Senior Notes outstanding) on February 8, 2021 when the proposed amendment and waivers were effective. Second, if the amendments and waivers become operative, MDC will, at the closing of the Proposed Transactions, make a further payment to the Payment Holders of $8,702,560 (or $10 in respect of each $1,000 principal amount of Senior Notes outstanding) (collectively, the “Consent Solicitation Consideration”). Such second payment will not be made in the event that the proposed amendments and waivers do not become operative, the Proposed Transactions are not consummated, or the Senior Notes have been redeemed (or an irrevocable notice of redemption delivered), defeased or discharged prior to the time at which the proposed amendments and waivers might otherwise become operative. If the amendments and waivers are made operative and the second consent payment is made, the aggregate amount of the Consent Solicitation Consideration will be $26,107,680.

The Stagwell Credit Agreements will require guarantees and security interests of each domestic material subsidiary of the Company, other than any domestic subsidiary of the Company with no material assets other than capital stock (and debt securities, if any) or one or more foreign subsidiaries that are controlled foreign corporations (“CFCs”), and, accordingly, each non-domestic guarantor of the Debt Indenture will cease to be required to, and will cease to, provide any guarantees in respect of the Debt Indenture.
Board of Directors and Management of the Combined Company Following the Proposed Transactions
Following the Proposed Transactions, the Combined Company Board will consist of nine members, including Mr. Mark Penn. Three individuals who currently serve as independent directors of MDC will serve as directors on the Combined Company Board and the Combined Company has agreed to cause such directors to be nominated at the Combined Company’s next two annual meetings following completion of the Proposed Transactions; Mr. Penn will continue as a director as well as the Combined Company’s Chief Executive Officer. Stagwell will be entitled to designate four directors and has informed MDC that it expects to nominate at least two independent directors. An affiliate of Goldman Sachs will be entitled to designate one director to serve on the Combined Company Board. The directors and officers of the Combined Company will be identified prior to the Closing. See “Information Concerning the Combined Company — Directors and Officers of the Company”.
Reasons for the Proposed Transactions
In evaluating the Proposed Transactions, the Transaction Agreement and the Ancillary Agreements, and in reaching its determinations and making its recommendations, the MDC Special Committee consulted with the Disinterested Senior Executives and its legal and financial advisors, and gave careful consideration to the current and expected future financial position of MDC and all terms of the Transaction Agreement and the Ancillary Agreements.
The MDC Special Committee considered a number of factors including, among others, the following:
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Moelis Opinion. The MDC Special Committee retained Moelis as its financial advisor in respect of, among other things, the Proposed Transactions, including with respect to the negotiation of a potential transaction with Stagwell. Moelis delivered an oral opinion (which was subsequently confirmed in writing) to the MDC Special Committee that, as of December 21, 2020, and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the Moelis Opinion, the Post-Transaction Ownership Percentage of the Combined Company to be held by the holders of MDC Canada Common Shares upon completion of the Proposed Transactions was fair, from a financial point of view, to the holders of MDC Canada Common Shares (other than the Interested Shareholders).

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Canaccord Genuity Opinion and Formal Valuation. The MDC Special Committee received an independent formal valuation required to be obtained in connection with the Proposed Transactions pursuant to MI 61-101, along with a fairness opinion that, as of December 21, 2020 and based upon and subject to the qualifications, limitations and assumptions set forth therein and such other matters as Canaccord Genuity considered relevant, (i) the consideration to be paid by MDC for the Stagwell Subject Entities pursuant to the Transaction Agreement was fair, from a financial point of view, to the holders of MDC Canada Class A Common Shares (other than Mark Penn, Stagwell, Goldman Sachs and their affiliates), with such opinion assuming, among other items, the conversion of the MDC Canada Class B Common Shares into MDC Canada Class A Common Shares; (ii) the fair market value of the MDC Canada Class A Common Shares (assuming the conversion of the MDC Canada Class B Common Shares into MDC Canada Class A Common Shares) ranged from $4.70 to $7.40 per MDC Canada Class A Common Share; and (iii) the fair market value of the Stagwell Subject Entities ranged from $1.2 billion to $1.5 billion.

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Transaction Agreement. The MDC Special Committee reviewed and negotiated the proposed Transaction Agreement and Ancillary Agreements and considered the independent legal advice of DLA Piper and such other matters as the MDC Special Committee deemed necessary or advisable in order to provide a recommendation to the MDC Board in respect of the Transaction Agreement and the Proposed Transactions.

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Prior MDC Strategic Review and Public Nature of the Stagwell Proposal. The MDC Special Committee considered the fact that prior to receipt of the Stagwell Proposal, the Company had recently conducted a robust and comprehensive strategic review process that took place over approximately seven months and involved outreach by the Company’s financial advisors at the time to not less than 34 third parties, which process resulted in no final or binding offers for an acquisition of, or investment in, the Company from any party other than Stagwell. Relatedly, the MDC Special Committee also considered the fact that following Stagwell’s public announcement of its proposal on June 26, 2020, putting other potential third-party bidders on notice of a possible transaction, no third-party had come forward during the approximately six-month period after publication of the Stagwell Proposal and prior to entry into the Transaction Agreement on December 21, 2020 to make a competing offer, and that as a result, it was unlikely that a competing proposal was likely to be made on terms as attractive as those negotiated with Stagwell.

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Previous Stagwell Strategic Review and Stagwell’s Communicated Position to Not Support Alternative Transaction. In connection with the Stagwell 2019 Sale Process, Stagwell indicated that only one participant had expressed an interest in a transaction involving MDC and the 2019 Special Committee determined not to proceed to negotiations with such participant. The communicated lack of interested bidders in these prior exchanges led the MDC Special Committee to conclude that it was unlikely that a competing proposal was likely to be made on terms as attractive as those negotiated with Stagwell. The MDC Special Committee also noted Stagwell’s statement in the Stagwell Proposal that Stagwell, in its capacity as an existing holder of MDC Canada Shares, was not prepared to support, consent to or vote in favor of an alternative transaction by the Company, including an alternative business combination or sale transaction.

For further discussion of the Moelis Opinion and the Canaccord Genuity Opinion and Formal Valuation, see “The Proposed Transactions — Opinion of Moelis” and “The Proposed Transactions − Canaccord Genuity Opinion and Formal Valuation,” respectively.
In addition to the deliberations and review noted above, the MDC Special Committee discussed certain matters with the Disinterested Senior Executives and other members of the MDC Board, as well as its financial and legal advisors, and considered a number of factors (not in any relative order of importance) that supported the MDC Special Committee’s determination and recommendation in favor of the Proposed Transactions, including:
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Shareholder Approval and Protection of Minority Interest: The Proposed Transactions are conditioned on receipt of the Required Shareholder Approvals. The Required Shareholder Approvals are protective of the rights of the MDC Canada Shareholders. The Redomiciliation Proposal and Business Combination Proposal require the affirmative vote of (i) at least two-thirds of the votes cast on such proposals, virtually or by proxy by the MDC Canada Shareholders, voting together as a single class, and (ii) at least a majority of the votes cast on such proposals, virtually or by proxy by the MDC Canada Shareholders, excluding the votes attached to MDC Canada Shares held by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101, with each class of MDC Canada Shares voting separately as a class.

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Alternative Proposal. The Transaction Agreement does not prevent a third party from making an unsolicited Alternative Proposal, and subject to compliance with the terms of the Transaction Agreement, at any time prior to receipt of the Required Shareholder Approvals, each of the MDC Special Committee and the MDC Board is not precluded from considering and responding to an unsolicited Alternative Proposal that the MDC Special Committee or the MDC Board, as applicable, determines in its good faith judgment, after consultation with its financial advisor and outside legal counsel, is or is reasonably likely to lead to a Superior Proposal, as further described under “The Transaction Agreement.”

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Goldman Letter Agreement. On December 21, 2020, MDC and BSPI entered into the Initial Goldman Letter Agreement, pursuant to which, among other things, BSPI consented to the Proposed Transactions and agreed to vote its MDC Canada Series 4 Shares in favor of the Transaction Proposals, subject to entry with MDC into a definitive agreement. On April 21, 2021, MDC and BSPI entered into the Second Goldman Letter Agreement setting forth the definitive agreement contemplated by the Initial Goldman Letter Agreement. Please see the section entitled “Voting Agreements — Goldman Letter Agreement” for more information with respect to the Second Goldman Letter Agreement, and the Second Goldman Letter Agreement is attached hereto as Annex E.
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Consent by Holders of Senior Notes: On December 21, 2020, MDC entered into separate consent and support agreements with holders of more than 50% of the aggregate principal amount of the Senior Notes.

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Limited conditions and requirements for completion of the Proposed Transactions. The obligation of Stagwell to complete the Proposed Transactions is subject to a limited number of conditions, which the MDC Special Committee believes are reasonable under the circumstances.

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Dissent Rights. Registered MDC Canada Shareholders who do not vote in favor of the Redomiciliation Proposal will have the right to exercise Dissent Rights and be paid fair value by MDC for all, but not less than all, of the MDC Canada Shares beneficially owned by each such registered MDC Canada Shareholder pursuant to the proper exercise of Dissent Rights in accordance with the CBCA. See “Dissenters’ and Appraisal Rights — Dissenters’ Rights.”

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Appraisal Rights. Appraisal rights will be available to holders of MDC Canada Class B Common Shares and MDC Canada Preferred Shares in connection with the MDC Merger only under the circumstances set forth in Section 262 of the DGCL and subject to their compliance with the requirements of Section 262. See “Dissenters’ and Appraisal Rights — Appraisal Rights.”

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Additional Factors: The MDC Special Committee also considered the following additional factors (i) the Stagwell 2019 Sale Process and the MDC Board and MDC Special Committee’s broader consideration of strategic alternatives in 2018 and 2019, (ii) the historical stock prices of MDC and the business outlook, (iii) the extensive due diligence review of the businesses of the Stagwell Subject Entities, (iv) the negotiated increase in the pro forma ownership of the pre-transaction MDC Canada Shareholders from the initial terms of the Stagwell Proposal, (v) the consideration adjustment mechanisms relating to the Stagwell Restructuring and (vi) the negotiation of a lock-up period on Stagwell’s ability to effect a Paired Interest Exchange.

Recommendation of the MDC Special Committee and MDC Board Related to the Proposed Transactions
MDC Special Committee
The MDC Special Committee, at its meeting on December 21, 2020, after consultation with the Disinterested Senior Executives, its financial and legal advisors and MDC’s financial and legal advisors, and after having taken into account the Moelis Opinion and the Canaccord Genuity Opinion and Formal Valuation and such other matters as it considered relevant, including the factors set out below under the heading “MDC’s Reasons for the Proposed Transactions,” unanimously determined to recommend to the MDC Board that it approve and authorize the Company to enter into the Transaction Agreement and recommend to MDC Canada Shareholders that they vote FOR the Transaction Proposals.
Recommendation of the MDC Board
The MDC Board, after consultation with the Disinterested Senior Executives, its legal advisors and having taken into account the unanimous recommendation of the MDC Special Committee and the MDC Special Committee’s receipt of both the Moelis Opinion, and the Canaccord Genuity Opinion and Formal Valuation unanimously (with the Interested Directors abstaining) (i) determined that it is in the best interests of MDC and the MDC Canada Shareholders (other than the Interested Shareholders) to enter into the Transaction Agreement and consummate the Proposed Transactions, (ii) approved the execution, delivery and performance by MDC of the Transaction Agreement and the Ancillary Agreements and the consummation of the Proposed Transactions and (iii) resolved to recommend that the MDC Canada Shareholders vote for the Proposals. Accordingly, the MDC Board (with the Interested Directors abstaining) unanimously recommends that MDC Canada Shareholders vote FOR each of the Transaction Proposals. Additionally, the MDC Board (with the Interested Directors abstaining) unanimously recommends that MDC Canada Shareholders vote FOR the Compensation Proposal.

For further discussion of the factors considered by the MDC Special Committee and the MDC Board in their determination to recommend the adoption of the Transaction Agreement and the approval of the Proposed Transactions, see “The Proposed Transactions — MDC’s Reasons for the Proposed Transactions; Recommendation of the MDC Special Committee; and Recommendation of the MDC Board.”
Opinion of Moelis
The MDC Special Committee retained Moelis to act as its financial advisor in connection with the Proposed Transactions. At the meeting of the MDC Special Committee on December 21, 2020 to evaluate and consider whether to approve the Transaction Agreement and the Proposed Transactions, Moelis delivered an oral opinion to the MDC Special Committee, which was subsequently confirmed by delivery of a written opinion dated December 21, 2020, that, from a financial point of view, as of the date of the opinion and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the opinion, the Post-Transaction Ownership Percentage of the Combined Company to be held by the holders of MDC Canada Common Shares upon completion of the Proposed Transactions was fair to the holders of MDC Canada Common Shares (other than the Interested Shareholders). The Moelis Opinion was limited solely to the fairness to the holders of MDC Canada Common Shares (other than the Interested Shareholders), from a financial point of view, of the Post-Transaction Ownership Percentage of the Combined Company to be held by the holders of MDC Canada Common Shares upon completion of the Proposed Transactions, and does not address MDC’s underlying business decision to effect the Proposed Transactions or the relative merits of the Proposed Transactions as compared to any alternative business strategies or transactions that might be available to MDC. The full text of Moelis’ written opinion, dated December 21, 2020, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, attached as Annex J to this Proxy Statement/Prospectus. The Moelis Opinion was provided for the use and benefit of the MDC Special Committee (solely in its capacity as such) in its evaluation of the Proposed Transactions. Moelis’ opinion does not constitute a recommendation as to how any holder of securities of MDC should vote or act with respect to the Proposed Transactions or any other matter.
For a further discussion of Moelis’ opinion, see “The Proposed Transactions — Opinion of Moelis” beginning on page 170 of this Proxy Statement/Prospectus.
Canaccord Genuity Opinion and Formal Valuation
Canaccord Genuity was engaged to provide the Canaccord Genuity Opinion and Formal Valuation to the MDC Special Committee pursuant to the Canaccord Genuity Engagement Agreement.
Subject to the scope of review, assumptions, qualifications and limitations set out in the Canaccord Genuity Opinion and such other matters as Canaccord Genuity considered relevant, Canaccord Genuity provided an opinion that, as of December 21, 2020, the consideration to be paid by MDC for the Stagwell Subject Entities pursuant to the Transaction Agreement was fair, from a financial point of view, to the holders of MDC Canada Class A Common Shares (other than Mark Penn, Stagwell, Goldman Sachs and their affiliates). Such opinion assumed, among other items, the conversion of the MDC Canada Class B Common Shares into MDC Canada Class A Common Shares.
Canaccord Genuity also provided the MDC Special Committee with the Formal Valuation dated December 21, 2020. In the Formal Valuation, Canaccord Genuity determined that as of December 21, 2020, and subject to the scope of review, assumptions and limitations contained therein, the fair market value of: (i) the MDC Canada Class A Common Shares (assuming the conversion of the MDC Canada Class B Common Shares into MDC Canada Class A Common Shares) ranged from $4.70 to $7.40 per MDC Canada Class A Common Share; and (ii) the Stagwell Subject Entities ranged from $1.2 billion to $1.5 billion.
The summary of the Canaccord Genuity Opinion and Formal Valuation in this Proxy Statement/Prospectus is qualified in its entirety by, and should be read in conjunction with, the full text of the Canaccord Genuity Opinion and Formal Valuation attached to this Proxy Statement/Prospectus as Annex K. The full text of the Canaccord Genuity Opinion and Formal Valuation describes, among other things, the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Canaccord Genuity Opinion and Formal Valuation. The Canaccord Genuity Opinion and Formal Valuation is not intended to be, and does not constitute, a recommendation as to how any MDC Canada Shareholder should vote with respect to the Proposed Transactions or any other matter. MDC Canada Shareholders are encouraged to read the Canaccord Genuity Opinion and Formal Valuation carefully in its entirety. See “Proposed Transactions — Canaccord Genuity Opinion and Formal Valuation”.
Other Considerations
The Combined Company will be poised to deliver meaningful shareholder value creation, accelerated growth and enhanced services to clients. In contrast to MDC Canada continuing as a standalone company, the Combined Company will be well-positioned to become a leading marketing services company, with enhanced global scale and broadened capabilities:
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Enhanced Shareholder Value. The Combined Company will accelerate growth and enhance shareholder value. The Combined Company will offer a comprehensive suite of complementary marketing and communications services to clients, significantly expanding in the areas of high-growth digital services and expertise as well as substantial new capabilities across several disciplines and geographies, as compared to MDC as a standalone entity.

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Estimated Cost Synergies. Due to certain synergies described in “The Proposed Transactions —  Estimated Cost Synergies,” the Combined Company is expected to achieve run-rate savings of approximately $30 million over time, with approximately 90% of such savings expected to be realized within twenty-four months following the consummation of the Proposed Transactions.

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Lower Pro Forma Leverage. The Combined Company will also have an improved credit profile, decreasing its consolidated net leverage ratio from 4.4x to 3.5x, after giving full effect to the expected run-rate operational synergies.

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Enhanced Scale. The Combined Company will be a top ten global integrated marketing services company. The Combined Company will have an expanded global scale, operating in 23 countries, and expanded media and data operations, managing $4.4 billion in media spend.

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Enhanced Growth Opportunities. The Combined Company will have a target of 5%+ annual organic growth, driven by 10-15% digital marketing growth and complementary capabilities, and a target of 9%+ total annual revenue growth including new products and acquisitions. The Combined Company will more than triple its concentration of high-growth digital offerings, with 32% of its business anticipated to be in the digital services sector. It is anticipated that the Combined Company will generate over $200 million of pro forma cash in 2021. The Combined Company will target growth to $3 billion+ in revenue in 2025, including acquisitions, organic growth and new products. In addition, the Combined Company will seek to develop new revenue streams by expanding its combined digital and technology products portfolios.

Key Terms of the Transaction Agreement
Conditions to the Completion of the Proposed Transactions
As more fully described in this Proxy Statement/Prospectus and in the Transaction Agreement, the respective obligations of each party to effect the Proposed Transactions will be subject to the satisfaction on or prior to the date of the Closing (the “Closing Date”) of each of the following conditions, any and all of which may be waived in whole or in part by Stagwell, MDC, New MDC and Merger Sub, as the case may be, to the extent permitted by applicable law:
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receipt of the Required Shareholder Approvals in accordance with applicable law, the articles of amalgamation, as amended, and bylaws of MDC, and the rules and requirements of NASDAQ, as applicable;

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the absence of any law enacted or promulgated by, or order, judgment, decree, ruling or injunction issued or granted by, a governmental entity of competent jurisdiction, in each case which has the effect of enjoining or otherwise prohibiting the completion of the Proposed Transactions;

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receipt of certain regulatory (including Hart-Scott-Rodino and Investment Canada Act) and NASDAQ approvals;

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completion of each of the Stagwell revolver financing and the Stagwell term loan financing, and termination of the MDC Credit Agreement;

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continuing consents from Goldman Sachs and Stagwell, as holders of MDC Canada Preferred Shares, to the Proposed Transactions;

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the absence since the date of the Transaction Agreement of any fact, circumstance, occurrence, event, development, change or condition that, individually or in the aggregate, have had or would reasonably be expected to have a material adverse effect (as defined under “The Transaction Agreement — Representations and Warranties”) on MDC or Stagwell; and

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receipt of consent of Senior Note holders (which consent has been received as of the date hereof).

The obligations of Stagwell to effect the Proposed Transactions are also subject to the following conditions, each of which may be waived (to the extent permitted by applicable law) in whole or in part by Stagwell:
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the accuracy of the representations and warranties made in the Transaction Agreement by MDC as of the date of the Transaction Agreement and as of the Closing Date, subject to certain materiality thresholds set out in the Transaction Agreement;

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performance in all material respects by MDC of the obligations, covenants and agreements required to be performed by it at or prior to the Closing;

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the receipt by Stagwell of each of the agreements, instruments, certificates and other documents required to be delivered by MDC at or prior to the Closing pursuant to the Transaction Agreement; and

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the absence since the date of the Transaction Agreement of any fact, circumstance, occurrence, event, development, change or condition that, individually or in the aggregate, have had or would reasonably be expected to have a material adverse effect (as defined under “The Transaction Agreement — Representations and Warranties”) on MDC.

The obligations of MDC to effect the Proposed Transactions are also subject to the following conditions, each of which may be waived (to the extent permitted by applicable law) in whole or in part by MDC:
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the accuracy of the representations and warranties made in the Transaction Agreement by Stagwell as of the date of the Transaction Agreement and as of the Closing Date, subject to certain materiality thresholds set out in the Transaction Agreement;

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performance in all material respects by Stagwell of the obligations, covenants and agreements required to be performed by it at or prior to the Closing;

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the receipt by MDC of each of the agreements, instruments, certificates and other documents required to be delivered by Stagwell at or prior to the Closing pursuant to the Transaction Agreement;

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the absence since the date of the Transaction Agreement of any fact, circumstance, occurrence, event, development, change or condition that, individually or in the aggregate, have had or would reasonably be expected to have a material adverse effect (as defined under “The Transaction Agreement — Representations and Warranties”) on Stagwell; and

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the receipt by MDC of either (i) copies of legal documentation reasonably satisfactory to MDC evidencing the completion of the Stagwell Restructuring on the terms set forth in the corresponding schedule to the Transaction Agreement, or (ii) in the event the Stagwell Restructuring has not been completed on the terms set forth in such schedule, written notice of Stagwell’s agreement that the number of Stagwell OpCo Units and the Stagwell Class C Shares be reduced for all purposes under the Transaction Agreement in accordance with the proviso to the definition of “Stagwell Contribution Consideration”.

No Solicitation of Alternative Proposals
As more fully described in this Proxy Statement/Prospectus and as set forth in the Transaction Agreement, MDC is subject to certain restrictions (including notice requirements to Stagwell) concerning proposals or offers from a third party or a group of third parties pursuant to which such party or group would own 20% or more of the voting power of MDC or 20% or more of the assets or businesses of MDC and its subsidiaries (an “Alternative Proposal”) unless, subject to certain limitations therein, the MDC Special Committee or the MDC Board concludes in good faith, after consultation with its respective outside legal counsel, that a failure to take certain actions with respect to an Alternative Proposal would be inconsistent with its fiduciary duties under applicable law.
No Change in Recommendation
MDC has agreed to include the recommendation of the MDC Board (upon the recommendation of the MDC Special Committee), in this Proxy Statement/Prospectus, that MDC Canada Shareholders vote in favor of the adoption of the Transaction Agreement and approval of the Transaction Proposals upon the terms and subject to the conditions set forth in the Transaction Agreement, and subject to the fulfillment of the fiduciary duties of the directors on the MDC Board and the MDC Special Committee under applicable law.
Notwithstanding the foregoing, prior to obtaining the Required Shareholder Approvals, (a) MDC is permitted to disclose to MDC Canada Shareholders a position contemplated by Rule 14e-2(f) under the Exchange Act and make any communication to MDC Canada Shareholders contemplated by Rule 14d-9 under the Exchange Act; and (b) the MDC Special Committee or the MDC Board may change or withdraw its recommendation in connection with a Superior Proposal or Intervening Event, but, in each case, provided such change or withdrawal is required for the members of the MDC Special Committee or the MDC Board to carry out their fiduciary duties under applicable law and subject to the notice, information and matching rights of Stagwell. See Section entitled “The Transaction Agreement — No Change in Recommendation” for further information.
Termination of the Transaction Agreement
The Transaction Agreement allows the parties thereto to terminate the Transaction Agreement at any time prior to the Closing, whether before or after the Required Shareholder Approvals have been obtained, by mutual written consent of Stagwell and MDC. Additionally, each party thereto may terminate the Transaction Agreement upon written notice to the other if certain conditions described in the Transaction Agreement are satisfied, including, among others, the Closing not occurring by 5:00 p.m. (New York City time) on the date that is nine months after the date of the Transaction Agreement, subject to extension to twelve months after the date of the Transaction Agreement if certain regulatory approvals have not been obtained. MDC may terminate the Transaction Agreement at any time prior to Closing upon, among other things, entry into an Acquisition Agreement for a Superior Proposal, subject to the payment of a termination fee under certain circumstances more fully described below and in the Transaction Agreement. Stagwell may terminate the Transaction Agreement at any time prior to the Closing, if, among other things, there is (i) a Change in Recommendation (whether in respect of a Superior Proposal or an Intervening Event), or (ii) a tender or exchange offer that constitutes an Alternative Proposal has been commenced and MDC shall not have communicated to MDC Canada Shareholders, within ten Business Days, a statement that the MDC Board or the MDC Special Committee recommends rejection of such tender or exchange offer.
Effect of Termination; Termination Fee
The Transaction Agreement requires MDC to pay to Stagwell a termination fee in an amount equal to $5,855,000, if the Transaction Agreement is terminated under certain circumstances more fully described in this Proxy Statement/Prospectus in the section entitled “The Transaction Agreement — Effect of Termination; Termination Fee” and as set forth in the Transaction Agreement, including, among other things, entry into an Acquisition Agreement in connection with a Superior Proposal, the occurrence of a Change in Recommendation, willful and material breach by MDC of its non-solicitation obligations or certain of its other obligations set out in the Transaction Agreement (including but not limited to obligations in respect of the MDC Board Recommendation, the Required Shareholder Approvals, and the MDC Merger Approval), or entry into a definitive agreement with respect to, or consummation of, an Alternative Proposal within the 12-month period following termination of the Transaction Agreement due to the failure to obtain the Required Shareholder Approvals at the Meeting.
Listing of the Combined Company Class A Common Shares; Reporting Requirements
The Combined Company Class A Common Shares will be listed on NASDAQ. See “The Business Combination — Listing”.
In addition, upon completion of the Proposed Transactions, the Combined Company will be subject to the same reporting requirements of the SEC, the mandates of the Sarbanes-Oxley Act and the applicable corporate governance rules of NASDAQ as the Company was before the Proposed Transactions. The Combined Company will be required to file periodic reports with the SEC on Forms 10-K, 10-Q and 8-K and comply with the proxy rules applicable to domestic issuers, as currently required of the Company. The Combined Company will also continue to be a reporting issuer in each of the provinces of Canada where the Company is currently a reporting issuer. In accordance with applicable Canadian securities laws, and consistent with current practice of the Company, following the Proposed Transactions the Combined Company will continue to file with the relevant Canadian securities regulatory authorities copies of its documents filed with the SEC under the U.S. Exchange Act in order to meet its Canadian continuous disclosure obligations and will continue to comply with all other applicable Canadian provincial securities laws.
As a result of Stagwell and its affiliates controlling a majority of the voting power of the Combined Company’s outstanding voting capital stock following the completion of the Proposed Transactions, the Combined Company will be a “controlled company” under NASDAQ rules. As a controlled company, the Combined Company will be exempt from certain NASDAQ corporate governance requirements. While the Company does not expect the Combined Company to rely on any of these exemptions, the Combined Company will be entitled to do so for as long as it will be considered a “controlled company,” See “Risk Factors  — Risks Relating to the Combined Company after Completion of the Proposed Transactions —  Following the completion of the Proposed Transactions, the Combined Company will be a “controlled company” under NASDAQ rules.”
Delisting and Reregistration of the MDC Canada Class A Common Shares
Following the Redomiciliation, the MDC Delaware Class A Common Shares will be listed on the NASDAQ in place of the MDC Canada Class A Common Shares. Following the MDC Reorganization, the New MDC Class A Common Shares will be listed on the NASDAQ in place of the MDC Delaware Class A Common Shares, and the MDC Delaware Class A Common Shares will cease to exist and will be delisted from NASDAQ, deregistered under the Exchange Act and cease to be publicly traded.
Following completion of the Proposed Transactions, the Combined Company Class A Common Shares will be listed on NASDAQ and registered under the Exchange Act and the Combined Company will be the publicly listed parent company, successor to MDC Canada.
Voting Agreements
Goldman Letter Agreement
On December 21, 2020, MDC and BSPI entered into the Initial Goldman Letter Agreement, pursuant to which BSPI consented to the Proposed Transactions and agreed to vote its MDC Canada Series 4 Shares in favor of the Transaction Proposals, subject to entry with MDC into a definitive agreement reflecting revised terms of MDC’s issued and outstanding Series 4 convertible preference shares. On April 21, 2021, MDC and BSPI entered into the Second Goldman Letter Agreement in order to effect the terms of the Initial Goldman Letter Agreement, except that the revised terms of the MDC Canada Series 4 Shares as contemplated by the Initial Goldman Letter Agreement will be set forth in new Series 8 convertible preferred shares of the Combined Company (the “Combined Company Series 8 Shares”). In particular, pursuant to the Second Goldman Letter Agreement, subject to Closing, (A) the Combined Company will redeem from BSPI $30 million of BSPI's Series 4 Shares (which at the time of the redemption will be Combined Company

Series 4 Shares) (the “Series 4 Redemption”) in exchange for either (i) $25 million in cash or (ii) a $25 million subordinated loan with a 3-year maturity (i.e., exchange at an approximately 17% discount to face value) (the “Goldman Loan”) and (B) the remainder of the Combined Company Series 4 Shares will be converted into Combined Company Series 8 Shares. The Combined Company Series 8 Shares will have (i) a reduced conversion price of $5.00 compared to $7.42 under the MDC Canada Series 4 Shares, (ii) an extended accretion for approximately two years at a reduced rate of 6% and (iii) include certain rights the MDC Canada Series 4 Shares have under the CBCA. The $25 million Goldman Loan would accrue interest at 8.0% per annum and would be pre-payable at any time at par without penalty. The Second Goldman Letter Agreement is attached hereto as Annex E.
Stagwell Letter Agreement
On December 21, 2020, MDC and Stagwell entered into the Stagwell Letter Agreement, pursuant to which, among other things, Stagwell agreed to vote its MDC Canada Series 6 Shares in favor of the Transaction Proposals. The Stagwell Letter Agreement is attached as Annex D to this Proxy Statement/Prospectus.
A&R OpCo LLC Agreement
In connection with the Transaction Agreement, at least one day prior to the Closing, OpCo will convert into a Delaware limited liability company, pursuant to the Delaware Limited Liability Company Act (“DLLCA”) and the DGCL, and with New MDC as the then-sole member of OpCo, OpCo will adopt and thereafter be governed by an amended and restated limited liability company agreement of OpCo (the “A&R OpCo LLC Agreement”), by and among OpCo, New MDC, as a member and in its capacity as the initial manager of OpCo (the “OpCo Manager”), Stagwell Media LP, a Stagwell affiliate and each person who is or at any time becomes a member of OpCo (each, an “OpCo Member”) in accordance with the terms of the A&R OpCo LLC Agreement and the DLLCA. See “Certain Agreements Related to the Business Combination — A&R OpCo LLC Agreement.”
The form of the A&R OpCo LLC Agreement is attached as Annex L to this Proxy Statement/Prospectus.
Tax Receivables Agreement
The Combined Company and OpCo will enter into the Tax Receivables Agreement with Stagwell, which will provide for the payment by the Combined Company to Stagwell of 85% of the amount of U.S. federal, state and local income tax savings, if any, that the Combined Company actually realizes (or in some circumstances is deemed to realize) as a result of (i) increases in the tax basis of OpCo’s assets resulting from redemptions or exchanges by OpCo Members (other than the Combined Company or subsidiaries of the Combined Company) of OpCo Units for Combined Company Class A Common Shares or for cash, as applicable, and (ii) certain other tax benefits related to the Combined Company making payments under the Tax Receivables Agreement. See “Certain Agreements Related to the Business Combination — Tax Receivables Agreement.”
The form of the Tax Receivables Agreement is attached as Annex M to this Proxy Statement/Prospectus.
Registration Rights Agreement
At the Closing, MDC, Stagwell, and certain Stagwell affiliates (the “Stagwell RRA Parties”) will enter into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which, among other things and subject to certain restrictions, the Combined Company will be required to file with the SEC a registration statement registering for resale the Combined Company Class A Common Shares that (i) result, in connection with the Proposed Transactions, from the conversion of the MDC Canada Class A Common Shares Stagwell holds today, (ii) are issuable upon conversion of Stagwell’s Combined Company Series 6 Shares, and (iii) are issuable upon exchange of the Stagwell OpCo Units (in combination with the Stagwell Class C Shares), and to conduct certain underwritten offerings upon the request of holders of registrable securities, including direct and indirect transferees of the Stagwell RRA Parties. The Registration

Rights Agreement provides that no shares will be sold thereunder prior to the date that is 91 days after the Closing. The Registration Rights Agreement also provides holders of registrable securities with certain customary piggyback registration rights.
The form of the Registration Rights Agreement is attached as Annex N hereto.
Information Rights Letter Agreement
At the Closing, MDC, Stagwell, and certain Stagwell affiliates (the “Stagwell Parties”) will enter into an information rights letter agreement (the “Information Rights Letter Agreement”). The Information Rights Letter Agreement will provide the Stagwell Parties (as defined in the Information Rights Letter Agreement) with rights to receive the Combined Company’s annual and quarterly financial statements. The Information Rights Letter Agreement also provides the Stagwell Parties the right to access the Combined Company’s records and premises and to receive additional financial and operating data reasonably requested by the Stagwell Parties. The Information Rights Letter Agreement terminates when the Stagwell Parties no longer beneficially own more than 10% of the then issued and outstanding voting securities of the Combined Company.
The form of the Information Rights Letter Agreement is attached as Annex O hereto.
Accounting Treatment
The Proposed Transactions will be accounted for as a reverse acquisition using the acquisition method of accounting, with MDC treated as the legal acquirer and Stagwell treated as the accounting acquirer for financial reporting purposes. See the section entitled “The Proposed Transactions — Accounting Treatment” beginning on page 210.
Material U.S. Federal Income Tax Consequences of the Proposed Transactions
The Proposed Transactions, and specifically, the Redomiciliation, may trigger U.S. federal income tax for U.S. Holders (as defined in “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders”). In general, subject to the potential application of the PFIC rules (as described in “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders — U.S. Tax Consequences of the Redomiciliation to U.S. Holders — Passive Foreign Investment Company Status”), U.S. Holders who own MDC Canada Shares with a fair market value of at least $50,000 at the time of the Redomiciliation will be taxed on the built-in gain (if any) in their MDC Canada Shares (unless they elect to include the “all earnings and profits amount”). See “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders” below for more information regarding certain U.S. federal income tax considerations relevant to such U.S. Holders and the election described above. Notwithstanding the above, special rules apply to 10% U.S. Shareholders (as defined in “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders”). 10% U.S. Shareholders should consult their own tax advisors regarding the U.S. federal and other applicable tax consequences of the Proposed Transactions to them in light of their particular circumstances.
U.S. Holders are strongly urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the Proposed Transactions to them in their particular circumstances, including whether they would be considered 10% U.S. Shareholders, whether to make the “all earnings and profits” election where applicable, and the appropriate filing requirements with respect to this election.
Non-U.S. Holders (as defined in “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders”) generally should not be subject to U.S. federal income tax in respect of the Proposed Transactions, unless they have certain connections to the United States (see “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders” below for more information). However, depending on their particular circumstances (including their jurisdiction of fiscal residence), Non-U.S. Holders may be subject to non-U.S. taxes in respect of the Proposed Transactions.
The brief U.S. tax summary provided above is qualified in its entirety by the section “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders” below, which provides a summary of the principal U.S. federal income tax considerations generally relevant to (a) U.S. Holders and Non-U.S.

Holders participating in the Proposed Transactions, and (b) the ownership and disposition of Combined Company Shares received pursuant to the Proposed Transactions. MDC Canada Shareholders are urged to consult with and rely on their own tax advisors to determine the particular tax consequences to them of the Proposed Transactions as well as the tax consequences of the ownership and disposition of Combined Company Shares received pursuant to the Proposed Transactions.
Certain Canadian Federal Income Tax Considerations of the Proposed Transactions
MDC Canada does not anticipate that the Proposed Transactions should result in tax, for Canadian federal income tax purposes, to MDC Canada Common Shareholders (other than those who exercise Dissent Rights or elect to recognize a gain on the MDC Merger). If a Resident Holder sells or otherwise disposes of Combined Company Shares following the Proposed Transactions, such Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of such Combined Company Shares immediately prior to the disposition. If a Non-Resident Holder sells or otherwise disposes of its Combined Company Shares following the Proposed Transactions, such sale or disposition will generally not result in tax under the Canadian Tax Act.
The brief Canadian tax summary provided above is qualified in its entirety by the section “Certain Canadian Federal Income Tax Considerations For MDC Canada Shareholders” below. Resident Holders and Non-Resident Holders are urged to consult with and rely on their own tax advisors to determine the particular tax consequences to them of the Proposed Transactions as well as the tax consequences of the ownership and disposition of Combined Company Shares received pursuant to the Proposed Transactions.
Transaction Structure
Following the Proposed Transactions, the Combined Company will be organized in an Up-C structure, in which all of the assets and business of MDC and assets and businesses contributed by Stagwell in the Stagwell OpCo Contribution will be held by OpCo, an entity treated as a partnership, or “passthrough” entity, for U.S. federal income tax purposes, and will be operated through OpCo and its subsidiaries. The Combined Company’s sole material asset will be the OpCo Common Units and OpCo Preferred Units. Following the Business Combination, after a 6-month lockup period, Stagwell’s membership interests in OpCo and those of other members of OpCo besides the Combined Company and its subsidiaries will be exchangeable (in combination with Combined Company Class C Common Shares), at the election of the applicable member, for an equivalent number of Combined Company Class A Common Shares, or at OpCo’s election, cash, subject to certain limitations. It is expected that, as a result of such exchanges, the Combined Company would obtain a step-up in the tax basis in the portion of OpCo’s assets treated as attributable to the exchanged or redeemed Common Units of OpCo. This step-up in tax basis will provide the Combined Company with certain tax benefits, such as future depreciation and amortization deductions that can reduce the taxable income allocable from OpCo’s operations. As described above, 85% of the value of these benefits will be payable to Stagwell under the Tax Receivables Agreement, and the Combined Company would retain the remaining 15%.
Interests of MDC’s Directors and Executive Officers in the Proposed Transactions
In considering the recommendation of the MDC Board (with the Interested Directors abstaining), acting on the unanimous recommendation of the MDC Special Committee, that MDC Canada Shareholders vote for the Transaction Proposals, you should be aware that certain of MDC’s directors and executive officers have interests in the Proposed Transactions that may be different from, or in addition to, the interests of MDC Canada Shareholders generally. Interests of directors and officers that may be different from or in addition to the interests of MDC Canada Shareholders include, but are not limited to:
•
Mark Penn, MDC’s CEO and Chairman, controls and has an ownership interest in Stagwell Media.

•
In connection with the consummation of the Proposed Transactions, Stagwell Media will be permitted to cause Stagwell Marketing to make a one-time draw under the Stagwell Revolving Credit Agreement in an amount equal to the difference between (i) $260 million, and (ii) the aggregate amount of net debt of the Stagwell Subject Entities as of the Closing, which amount Stagwell may cause to be paid as a distribution to Stagwell (such distribution, the “Stagwell Distribution”). The amount of the Stagwell Distribution is currently anticipated to be approximately $150 million. Following the payment of the Stagwell Distribution, Stagwell Media will be further entitled, in its sole discretion, to distribute any such amounts to its limited partners pursuant to the terms of its limited partnership agreement. Mark Penn is a limited partner of Stagwell Media and, through such ownership interest in Stagwell Media, is expected to receive a portion of the Stagwell Distribution, which is not expected to exceed $1 million. The portion of the Stagwell Distribution that Mr. Penn will be entitled to receive is dependent on the amount of the Stagwell Distribution and the terms of the limited partnership agreement of Stagwell governing distributions.
•
Stagwell may be entitled to significant payments from the Combined Company under the Tax Receivables Agreement. Assuming (i) that all of the OpCo Units subject to the Tax Receivables Agreement are redeemed or exchanged immediately after the completion of the Proposed Transactions, (ii) no material changes in relevant tax law, and (iii) that the Combined Company earns sufficient taxable income in each year to realize on a current basis all tax benefits that are subject to the Tax Receivables Agreement, based on the price of Combined Company Class A Common Shares of $2.51 as of December  31, 2020, the Combined Company expects that over the 15-year period from the assumed date of such redemption or exchange, the Combined Company would be required to pay Stagwell approximately $28 million. Mark Penn will be entitled to, and Jay Leveton may be entitled to, a portion of such payments. The portion of such payments that Mr. Penn will be entitled to, and Mr. Leveton may be entitled to, receive is dependent on the amount of such payments and the terms of the limited partnership agreement of Stagwell governing distributions.

•
In connection with the Proposed Transactions, all outstanding MDC Incentive Awards will convert into corresponding incentive awards of the Combined Company. See “Summary — Treatment of Existing MDC Equity Awards in the Proposed Transactions” beginning on page 29 of this Proxy Statement/Prospectus.

•
The Business Combination will constitute a change in control for purposes of certain outstanding MDC cash and equity incentive awards, as well as certain executive severance benefits with the consequences described below. See “The Proposed Transactions  —  Interests of MDC’s Directors and Executive Officers in the Proposed Transactions” beginning on page 202 of this Proxy Statement/Prospectus for further detail.

•
The vesting of certain outstanding MDC Incentive Awards may accelerate upon the consummation of the Business Combination in accordance with their existing terms and conditions.

•
The existing terms and conditions of the long-term cash incentive awards held by MDC’s executive officers provide for full acceleration and payout in connection with the Proposed Transactions.

•
The employment agreements of certain of MDC’s executive officers provide for severance benefits in the event of certain qualifying terminations of employment in connection with or within one year following a change in control of the Company such as the Business Combination.

•
All of MDC’s current executive officers are expected to continue as employees of the Combined Company.

•
Each of our non-employee directors (other than Mr. Gross) currently holds an unvested equity award with respect to 23,256 MDC Canada Common Shares (either in the form of restricted shares or restricted stock units). Regardless of whether or not the Proposed Transactions are consummated, those unvested equity awards are expected to become fully vested in the ordinary course on the date on which MDC holds its 2021 Annual Meeting of Shareholders, subject to the applicable non-employee director’s continued service on the MDC Board through such date. In connection with the Proposed Transactions, certain directors of MDC will continue as directors of the Combined Company and certain directors of MDC will not continue as directors of the Combined Company. In the event a non-employee director of MDC ceases to serve on the MDC Board in connection with the Proposed Transactions prior to the date of the 2021 Annual Meeting of Shareholders, the 23,256 unvested equity awards held by such non-employee director (if any) shall vest in full as of the date of such cessation of services. Those directors who will not continue as directors of the Combined Company in connection with the Proposed Transactions have not yet been identified. In addition, Ms. Rogers holds an additional 9,990 shares of restricted stock which were granted to her in 2018 and are scheduled to vest in full in the ordinary course in accordance with their terms on April 26, 2021 and Mr. Simon holds an additional 10,999 shares of restricted stock which were granted to him in 2018 and vested in full in the ordinary course in accordance with their terms on January 22, 2021.
•
MDC’s directors and executive officers are entitled to continued indemnification coverage and director and officer liability insurance pursuant to the Transaction Agreement.

•
Bradley Gross is a Managing Director of Goldman Sachs, which exercises the authority of BSPI. BSPI holds all of the 95,000 issued and outstanding MDC Canada Series 4 Shares, and, following the completion of the Proposed Transactions, is expected to hold all of the Combined Company Series 8 Shares.

These interests are discussed in more detail in the section entitled “The Proposed Transactions — Interests of MDC’s Directors and Executive Officers in the Proposed Transactions” beginning on page 200 of this Proxy Statement/Prospectus. The members of the MDC Board were aware of the different or additional interests set forth herein and considered these interests, among other matters, during their deliberations on the merits of the Proposed Transactions and in deciding to recommend that MDC Canada Shareholders approve the Transaction Proposals.
Dissenters’ Rights
Registered MDC Canada Shareholders are entitled to Dissent Rights in connection with the Redomiciliation, but only if they follow the procedures specified in the CBCA. Each Dissenting Shareholder is entitled to be paid the fair value of all, but not less than all, of the holder’s MDC Canada Shares, provided that the holder strictly complies with the dissent procedures with respect to the Redomiciliation Proposal and the Redomiciliation becomes effective. Fair value is determined as of the close of business on the day before the Proposed Transactions are approved by MDC Canada Shareholders.
To exercise Dissent Rights, a MDC Canada Shareholder must dissent with respect to all of its MDC Canada Shares. A registered MDC Canada Shareholder who wishes to dissent must deliver the written objection to the Redomiciliation Proposals (a “Dissent Notice”) to MDC Canada at 121 Bloor Street East, Suite 300, Toronto, ON M4W 3M5 at or before the Meeting and such Dissent Notice must strictly comply with the requirements of Section 190 of the CBCA. Any failure by MDC Canada Shareholder to fully comply with the provisions of the CBCA may result in the loss of that holder’s Dissent Rights. Beneficial MDC Canada Shareholders who wish to exercise Dissent Rights must cause the registered MDC Canada Shareholder holding their MDC Canada Shares to deliver the Dissent Notice or instruct the registered holder to re-register the shares in the name of the beneficial MDC Canada Shareholder. MDC Canada Shareholders that vote in favor of the Transaction Proposals will not be entitled to Dissent Rights but an MDC Canada Shareholder’s failure to vote against the Transaction Proposals will not constitute a waiver of such shareholder’s Dissent Rights and a vote against the Transaction Proposals will not be deemed to satisfy notice requirements under the CBCA with respect to Dissent Rights.
Persons who are beneficial owners of MDC Canada Shares registered in the name of a broker, investment dealer or other intermediary who wish to dissent should be aware that only registered MDC Canada Shareholders are entitled to Dissent Rights. Accordingly, a beneficial owner of MDC Canada Shares desiring to exercise this right, must make arrangements for the MDC Canada Shares beneficially owned by such MDC Canada Shareholder to be registered in the MDC Canada Shareholder’s name prior to the time the Dissent Notice is required to be received by the Company, or, alternatively, make arrangements for the registered holder of such MDC Canada Shares to dissent on the MDC Canada Shareholder’s behalf.
If you wish to exercise Dissent Rights, you should review the requirements summarized in this Proxy Statement/Prospectus carefully and consult with your legal advisor. See “Dissenters’ and Appraisal Rights — Dissenters’ Rights” and Annex P of this Proxy Statement/Prospectus.
Appraisal Rights
Appraisal rights will be available to holders of MDC Canada Class B Common Shares and MDC Canada Preferred Shares in connection with the MDC Merger only under the circumstances set forth in

Section 262 of the DGCL and subject to their compliance with the requirements of Section 262. In order to preserve any appraisal rights that a MDC Canada Shareholder may have, in addition to otherwise complying with the applicable provisions of the DGCL, such MDC Canada Shareholder must not vote in favor of, or consent to, the MDC Merger Proposal and must submit a written demand for appraisal in a timely manner in accordance with the applicable provisions of the DGCL.
To the extent appraisal rights are available under Delaware law, a Dissenting Delaware Stockholder will be entitled to receive a cash payment equal to the fair value of his, her or its MDC Delaware Class B Common Shares or MDC Delaware Preferred Shares in connection with the MDC Merger in lieu of the transaction consideration. The “fair value” of shares of MDC Delaware as determined by the Court could be more or less than, or the same as, the value of the consideration that a Dissenting. Delaware Stockholder would otherwise be entitled to receive under the terms of the Transaction Agreement.
To seek appraisal, an MDC Canada Shareholder must comply strictly with all of the procedures required under the DGCL, including delivering a written demand for appraisal to the Company in a timely manner, not voting in favor of, or consenting to, the MDC Merger Proposal and continuing to hold his, her or its shares through the Closing. Failure to comply strictly with all of the procedures required under the DGCL will result in the loss of appraisal rights.
For a further description of the appraisal rights available to MDC Canada Shareholders and the procedures required to exercise such appraisal rights, see “Appraisal Rights” and the provisions of Section 262 of the DGCL that grant appraisal rights and govern such procedures, which are attached as Annex H to this Proxy Statement/Prospectus. If an MDC Canada Shareholder holds shares through a broker, bank or other nominee and the MDC Canada Shareholder wishes to exercise appraisal rights, such stockholder should consult with such stockholder’s broker, bank or other nominee sufficiently in advance of the Meeting to permit such nominee to exercise appraisal rights on such stockholder’s behalf. In view of the complexity of Delaware law, MDC Canada Shareholders who may wish to pursue appraisal rights should promptly consult their legal and financial advisors.
Comparison of Shareholder Rights
There are differences between what a shareholder’s rights will be under Delaware law and what they currently are under the CBCA. In addition, there are differences between MDC Canada’s existing articles of amalgamation and by-laws and the Combined Company Certificate of Incorporation and Combined Company Bylaws as they will be in effect upon the completion of the Proposed Transactions. These differences are discussed under “Comparison of Stockholder Rights”. In addition, see “Description of MDC Delaware and the Combined Company Capital Stock” for a summary of the Combined Company’s authorized capital stock and the rights and preferences thereof. MDC Canada Shareholders should also review the forms of the Combined Company Certificate of Incorporation and the Combined Company Bylaws, as they will be in effect upon completion of the Proposed Transactions, which are attached as Annexes A and B, respectively, hereto.
The MDC Special Meeting
Date, Time and Place
The Meeting will be held virtually at [                 ] [a.m./p.m.] on [                 ], 2021, subject to any adjournment or postponement thereof. Due to the continuing public health impact of the coronavirus outbreak (COVID-19) and to support the health and well-being of our employees and shareholders, the Company has decided that the Meeting will be held solely by means of remote communication as a virtual meeting. A virtual Meeting enables registered MDC Canada Common Shareholders and duly appointed proxyholders to join us online, listen to the Meeting, ask questions and receive answers online, and vote online at [        ] by clicking “I have a control number” and then entering your unique 13-digit control number located on your form of proxy and the password “[           ]” (case-sensitive). MDC Canada Common Shareholders and duly appointed proxyholders will have the ability to submit questions during the Meeting via the Meeting website.

Meeting Record Date and MDC Canada Shareholders Entitled to Vote
Only MDC Canada Shareholders as at the close of business on the Record Date are entitled to notice of the Meeting and to vote thereat or at any adjournment or postponement thereof. As of the close of business on the Record Date, [           ] MDC Canada Class A Common Shares, [           ] MDC Canada Class B Common Shares, [           ] MDC Canada Series 4 Shares and [           ] MDC Canada Series 6 Shares were issued and outstanding. Each issued and outstanding MDC Canada Class A Common Share and MDC Canada Class B Common Share is entitled to one vote and twenty votes, respectively, on the Transaction Proposals. Each issued and outstanding MDC Canada Series 4 Share and MDC Canada Series 6 Share is entitled to one vote on the Transaction Proposals.
Your vote is very important, regardless of the number of MDC Canada Shares that you own. Whether or not you expect to attend virtually, you should authorize a proxyholder to vote your MDC Canada Shares as promptly as possible so that your MDC Canada Shares may be represented and voted at the Meeting.
Quorum
In order for business to be conducted at the Meeting, a quorum must be present. A quorum for the transaction of business at the Meeting is not less than (i) 33 1/3% of the MDC Canada Common Shares, MDC Canada Series 4 Shares and MDC Canada Series 6 Shares, together as a single class, and (ii) a majority of the MDC Canada Series 4 Shares and MDC Canada Series 6 Shares, as separate classes, entitled to vote at the Meeting, represented either virtually or by proxy. If you submit a properly executed form of proxy, attached hereto as Annex F or vote by telephone or the Internet, you will be considered part of the quorum.
Purpose of the Meeting
The purpose of the Meeting is for MDC Canada Shareholders to consider and, if thought advisable, to approve the Transaction Proposals with respect to the Proposed Transactions.
Approvals Required by MDC Canada Shareholders to Approve the Proposed Transactions
Special Approval Proposals
In order to be effective, the affirmative vote of MDC Canada Shareholders meeting or exceeding the Special Approval Thresholds is required to approve the Redomiciliation Proposal and the Business Combination Proposal (the “Special Approval Proposals”).
Ordinary Proposals
The affirmative vote of a majority of the votes cast by the holders of MDC Canada Class A Common Shares and MDC Canada Class B Common Shares, voting together as a single class, is required to approve the Series 6 Supervoting Proposal, the Stagwell Issuance Proposal, and the Compensation Proposal (the “Ordinary Proposals”).
MDC Delaware Proxy Proposal
The MDC Delaware Proxy Proposal requires the affirmative vote of holders of a majority of the voting power of the outstanding MDC Canada Class A Common Shares, MDC Canada Class B Common Shares, and MDC Canada Series 6 Shares, voting together as a single class.
The MDC Board unanimously recommends (with the Interested Directors abstaining) that MDC Canada Shareholders vote FOR the Transaction Proposals and the Compensation Proposal.
Ownership of the Combined Company after the Proposed Transactions
On a pro forma basis and (i) without giving effect to the conversion of any Combined Company Preferred Shares and (ii) including unvested restricted stock and restricted stock units of MDC)], following the completion of the Proposed Transactions, it is anticipated that the existing holders of MDC Canada

Class A Common Shares (including Stagwell) and MDC Canada Class B Common Shares will receive Combined Company Class A Common Shares and Combined Company Class B Common Shares equal to approximately 26% of the common equity of the Combined Company and Stagwell would be issued an amount of Combined Company Class C Common Shares equivalent to approximately 74% of the voting rights of the Combined Company and exchangeable, together with Stagwell OpCo Units, for Combined Company Class A Common Shares on a one-for-one basis at Stagwell’s election following a six-month holding period. However, the number of Stagwell OpCo Units, the number of Stagwell Class C Shares and the percentage of the Combined Company that Stagwell will hold following the consummation of the Proposed Transactions will each be reduced, and the percentage of the Combined Company that existing MDC Canada Shareholders will hold will be proportionally increased, if Stagwell is unable to effect the Stagwell Restructuring prior to the Closing.
As of the close of business on March 31, 2021, Stagwell held approximately 19.2% of the MDC Canada Class A Common Shares. Thus, in the aggregate (i.e., including the MDC Canada Class A Common Shares that Stagwell beneficially held as of [           ], 2021 as well as the Stagwell OpCo Units and Stagwell Class C Shares), following the completion of the Proposed Transactions, Stagwell will hold approximately [      ]% of the common equity of the Combined Company, and it is anticipated that holders of MDC Canada Class A Common Shares and MDC Canada Class B Common Shares as of [     ], 2021, excluding Stagwell, will receive Combined Company Class A Common Shares and Class B Common Shares equal to approximately [      ]% of the common equity of the Combined Company.
In connection with the Stagwell Restructuring, Stagwell has formed a wholly-owned Delaware limited liability company (“Stagwell FAF”), managed solely by Stagwell. Immediately following the Closing, (i) Stagwell will cause Stagwell FAF to issue membership units in Stagwell FAF (“Stagwell FAF Units”) (or, in certain instances, rights to Stagwell FAF Units, subject to vesting conditions based on continued employment with the Stagwell Subject Entities) to certain managers of the Stagwell Subject Entities (none of whom is expected to serve as an executive officer of the Combined Company) (A) in exchange for such managers’ Stagwell Minority Interests (“Stagwell Minority Interest Acquisitions”), (B) in exchange for such managers’ Stagwell Incentive Awards (“Stagwell Incentive Award Exchanges”), or (C) in recognition of such managers’ contributions to the Stagwell Subject Entities (“Stagwell FAF Unit Recognition Awards”) (collectively, the “Stagwell FAF Unit Issuance”), and (ii) Stagwell will transfer to Stagwell FAF a number of the Stagwell OpCo Units, together with an equivalent number of Combined Company Class C Common Shares, equal in number to the number of Stagwell FAF Units issued pursuant to the Stagwell FAF Unit Issuance. It is currently anticipated that 19,644,435 Stagwell FAF Units will be issued pursuant to the Stagwell FAF Unit Issuance, of which (i) 11,703,771 Stagwell FAF Units will be issued in connection with Stagwell Incentive Award Exchanges or Stagwell FAF Unit Recognition Awards and (ii) 7,940,664 Stagwell FAF Units will be issued in connection with Stagwell Minority Interest Acquisitions. Each holder of Stagwell FAF Units will be entitled to exchange with Stagwell FAF, at any time beginning six months after the Closing, from time to time,all or a portion of such holder’s Stagwell FAF Units for an equivalent number (subject to adjustment) of the Combined Company Class A Common Shares or, in certain circumstances, cash. The Combined Company Class A Common Shares (or, if applicable, cash) will be delivered to each such holder by Stagwell FAF following an exchange by Stagwell FAF of Stagwell OpCo Units (together with the transfer and surrender to the Combined Company of an equal number of Combined Company Class C Common Shares) for an equivalent number (subject to adjustment) of the Combined Company Class A Common Shares or cash pursuant to the A&R OpCo LLC Agreement (as described in “Certain Other Agreements Related to the Proposed Transactions — A&R OpCo LLC Agreement — Exchange Right of OpCo Members”).
Regulatory Approvals
Pursuant to the Transaction Agreement, each of MDC and Stagwell agreed to use its reasonable best efforts to take promptly, or to cause to be taken, all actions, and to do promptly, or to cause to be done, and to assist and to cooperate with the other parties in doing, all things necessary, proper or advisable under applicable laws to consummate and make effective the Proposed Transactions, including (i) the obtaining of all necessary actions or nonactions, waivers, authorizations, expirations or terminations of waiting periods, advance rulings, no-action letters, clearances, consents and approvals the making of all necessary registrations and filings and the taking of all steps as may be necessary, including undertaking to Her Majesty the Queen in right of Canada to carry out specific agreed upon reasonable undertakings as a condition of the allowance of the Proposed Transactions by the Minister of Canadian Heritage under the Investment Canada Act, to obtain an approval, allowance or waiver from, or to avoid an action or proceeding by, any governmental entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any proceedings, whether judicial or administrative, challenging the Transaction Agreement or the consummation of the Proposed Transactions and (iv) the execution and delivery of any additional instruments reasonably necessary to consummate the Proposed Transactions.
Investment Canada Act
The Proposed Transactions are subject to review by the Minister of Canadian Heritage under the Investment Canada Act (the “Minister”). The Minister must be satisfied that the investment is likely to be of net benefit to Canada. The determination by the Minister of whether a proposed investment is of net benefit to Canada includes consideration of specific factors in the Investment Canada Act and policies of the Canadian federal government. Such a determination may be accompanied by requests that the non-Canadian provide undertakings. Stagwell submitted an application for approval under the Investment Canada Act on January 6, 2021. On February 1, 2021, Stagwell received confirmation that its application for approval under the Investment Canada Act was certified on January 25, 2021, following a request of supplementary information. On April 1, 2021, the Minister approved the Proposed Transactions under the Investment Canada Act.
HSR Act
Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and related rules, certain transactions, including the Proposed Transactions, may not be completed until notifications have been given and information is provided to the Antitrust Division of the U.S. Department of Justice (“DOJ”) and the Federal Trade Commission (“FTC”) and all statutory waiting period requirements have been satisfied. Completion of the Proposed Transactions is subject to the expiration or termination of the applicable waiting period under the HSR Act. On January 6, 2021, the Company and Stagwell caused the submissions required under the HSR Act in connection with the Proposed Transactions to be made to the FTC and the Antitrust Division of the DOJ. The statutory waiting period under the HSR Act expired on February 5, 2021 at 11:59 p.m., Eastern time.
At any time after the expiration of the statutory waiting period under the HSR Act, the Antitrust Division of the DOJ and the FTC may take action under the antitrust laws, including seeking to enjoin the completion of the Proposed Transactions, to rescind the Proposed Transactions or to conditionally permit completion of the Proposed Transactions subject to regulatory conditions or other remedies. In addition, non-U.S. regulatory bodies and U.S. state attorneys general could take action under other applicable regulatory laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin or otherwise prevent the completion of the Proposed Transactions or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under regulatory laws under some circumstances. There can be no assurance that a challenge to the Proposed Transactions on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful. The Company and Stagwell are not aware of any other regulatory approvals in the United States required for the consummation of the Proposed Transactions.
Summary of Risk Factors
Both MDC and Stagwell are subject to various risks associated with their businesses and their industries. Some of the risks related to Stagwell’s business and industry include, but are not limited to, the following risks:
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Future economic and financial conditions could adversely impact Stagwell’s financial condition and results;

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As a marketing services company, Stagwell’s revenues are highly susceptible to declines as a result of unfavorable economic conditions.

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If Stagwell’s clients experience financial distress, their weakened financial position could negatively affect Stagwell’s financial position and results.

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Stagwell’s financial condition and results of operations for fiscal 2021 may be adversely affected by the COVID-19 outbreak.

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Stagwell competes for clients in highly competitive industries.

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Stagwell may not realize the benefits it expects from past acquisitions or acquisitions or other strategic transactions Stagwell may make in the future.

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Stagwell’s business could be adversely affected if it loses key clients.

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Stagwell is subject to regulations and litigation risk that could restrict its activities or negatively impact its revenues.

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Stagwell relies extensively on information technology systems and cybersecurity incidents could adversely affect Stagwell.

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The Stagwell Credit Agreements contain various covenants that limit Stagwell’s discretion in the operation of its business.

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Stagwell’s indebtedness could adversely affect Stagwell’s cash flow and prevent Stagwell from fulfilling its obligations, including those under the Stagwell Credit Agreements.

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Stagwell has identified material weaknesses in Stagwell’s internal control over financial reporting. If Stagwell’s remediation of such material weaknesses is not effective, or if Stagwell fails to develop and maintain a proper and effective internal control over financial reporting, Stagwell’s ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

In addition, the Proposed Transactions, including the possibility that the Proposed Transactions may not be completed, pose a number of risks to the Company and the MDC Canada Shareholders, including the following risks:
•
Investors holding MDC Canada Shares prior to the completion of the Proposed Transactions will, in the aggregate, have a significantly reduced ownership and voting interest in the Combined Company after the Proposed Transactions and will exercise less influence over management.

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The integration of the Stagwell and MDC businesses may present significant challenges, and the Combined Company may not realize anticipated synergies and other benefits of the Proposed Transactions.

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The Redomiciliation may give rise to significant Canadian corporate tax.

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The Company will allocate time and resources to effecting the Proposed Transactions and incur non-recurring costs related to the Proposed Transactions.

•
The Proposed Transactions may give rise to taxable income in the United States for the Company and its subsidiaries.

•
If the IRS does not agree with the Company’s determination of the “all earnings and profits amount” attributable to the MDC Canada Shares, certain U.S. Holders may owe a higher than anticipated amount of U.S. federal income taxes as a result of the Proposed Transactions (and specifically, the Redomiciliation).

•
The Proposed Transactions may not be completed on the terms or timeline currently contemplated, or at all.

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The calculation of the number of Stagwell OpCo Units and the Stagwell Class C Shares to be issued will not be adjusted if there is a change in the value of Stagwell or its assets or the value of MDC before the Proposed Transactions are completed.

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The unaudited pro forma financial information included in this Proxy Statement/Prospectus is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the Combined Company following the Proposed Transactions.

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Completion of the Proposed Transactions may trigger certain provisions in agreements to which the Company or a Stagwell Subject Entity is a party.

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Some of MDC’s directors and executive officers have interests in seeing the Proposed Transactions completed that may be different from, or in addition to, those of other MDC Canada Shareholders.

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The Tax Receivables Agreement with Stagwell requires the Combined Company to make cash payments to Stagwell in respect of certain tax benefits to which the Combined Company may become entitled, and the Combined Company expects that the payments it will be required to make will be substantial and may make the Combined Company a less attractive target to potential acquirers due to the amounts that would be payable to Stagwell in change of control transactions.

•
The COVID-19 pandemic triggered an economic crisis which may delay or prevent the consummation of the Proposed Transactions.

Further, following the completion of the Proposed Transactions, the Combined Company will be subject to risks, including:
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The Up-C structure will place significant limitations on the Combined Company’s cash flow.

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The Combined Company’s organizational structure, including the Tax Receivables Agreement, confers certain benefits upon Stagwell that will not benefit Combined Company Class A Common Shareholders (other than Stagwell) to the same extent as it will benefit Stagwell.

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The effective tax rate of the Combined Company’s group may change in the future, including as a result of the Redomiciliation and recent tax legislation.

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If completed, the expected benefits of the Proposed Transactions may not be realized.

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Sales of Combined Company Class A Common Shares after the Proposed Transactions may negatively affect the market price of Combined Company Class A Common Shares.

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Following the completion of the Proposed Transactions, the Combined Company will be a “controlled company” under NASDAQ rules.

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If the Combined Company fails to maintain an effective system of internal control over financial reporting, the Combined Company may not be able to accurately report its financial results or prevent fraud.

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The Combined Company is required to abide by potentially significant restrictions which could limit the Combined Company’s ability to undertake certain corporate actions (such as related party transactions and certain business combinations) that otherwise could be advantageous to the Combined Company.

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The Combined Company, will, on a consolidated basis, assume and be responsible for all of the Stagwell Subject Entities’ liabilities following the closing of the Proposed Transactions, notwithstanding any breach of any representation or warranty of the Transaction Agreement.

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The rights of stockholders under Delaware law may differ from the rights of shareholders under the CBCA.

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U.S. governed companies incur greater risk of class action shareholder litigation as compared to Canadian governed companies.

The Company is also subject to risks, as set forth under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the year-ended December 31, 2020 under Item 1A, which is filed with the SEC and incorporated by reference in this Proxy Statement/Prospectus.
These risks and other risks are discussed in greater detail under the section titled “Risk Factors” beginning on page 51 of this Proxy Statement/Prospectus. MDC Canada Shareholders are encouraged to read and consider all of these risks carefully.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF MDC
The following table sets forth summary historical consolidated financial data that has been derived from MDC’s audited consolidated financial statements as of and for the years ended December 31, 2020, 2019, and 2018, and the related notes thereto. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of the Company, and the following information should be read in conjunction with, and is qualified in its entirety by, the Company’s consolidated financial statements, the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, which are incorporated by reference into this Proxy Statement/Prospectus. The summary financial position data as of December 31, 2018 have been derived from the Company’s audited consolidated financial statements for such years, which have not been included or incorporated by reference into this Proxy Statement/Prospectus. For more information, see “Where You Can Find More Information.”
	Years Ended December 31,
	2020	2019	2018
	(Dollars in Thousands, Except per Share Data)
Operating Data
Revenues	$1,199,011	$1,415,803	1,475,088
Operating income (loss)	$(45,757)	$79,460	1,434
Net income (loss)	$(207,197)	$10,903	(118,222)
Stock-based compensation	$14,179	$31,040	18,416
Loss per Common Share
Basic
Net loss attributable to MDC Partners Inc. common shareholders	$(3.34)	$(0.25)	$(2.42)
Diluted
Net loss attributable to MDC Partners Inc. common shareholders	(3.34)	(0.25)	(2.42)
Cash dividends declared per share	—	—	—
Effective January 1, 2019, the Company adopted FASB Accounting Standards Codification (or “ASC”), Topic 842 Leases (“ASC 842”). As a result, comparative prior periods have not been adjusted and continue to be reported under FASB ASC Topic 840, Leases. See Note 10 to the audited consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 for further information regarding the adoption of ASC 842.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF STAGWELL
The Stagwell Subject Entities comprise Stagwell Marketing and its direct and indirect subsidiaries. In this section, the Stagwell Subject Entities are referred to as “Stagwell”.
The following Summary Historical consolidated financial data of Stagwell as of and for the years ended December 31, 2020, 2019 and 2018 have been derived from Stagwell Marketing’s audited consolidated financial statements as of and for the years ended December 31, 2020, 2019 and 2018 and the related notes thereto.
The information set forth below is only a summary and is not necessarily indicative of Stagwell Marketing’s results of future operations, and should be read in conjunction with, and is qualified in its entirety by, Stagwell Marketing’s consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Stagwell”, which are included elsewhere in this Proxy Statement/Prospectus.
	Year Ended December 31,
	2020	2019	2018
($ thousands)
Operating Data
Revenue	$888,032	$628,666	$426,432
Operating income	$83,740	$40,695	$15,962
Net income	$71,461	$20,730	$18,424
Balance Sheet Data
Total assets	$1,013,855	$950,789	$703,094
Total debt	$199,018	$159,454	$139,717
Redeemable non-controlling Interests	$604	$3,602	$1,947
Deferred acquisition consideration	$17,847	$64,845	$49,694

RISK FACTORS
In addition to the other information included and incorporated by reference into this Proxy Statement/Prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 78, you should carefully consider the following risks before deciding how to vote. In addition, you should read and consider the risks associated with the business of the Company because these risks will also affect the Combined Company following completion of the Proposed Transactions. These risks can be found under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the year-ended December 31, 2020 under Item 1A, which is filed with the SEC and incorporated by reference in this Proxy Statement/Prospectus. You should also read and consider the other information contained in and incorporated by reference into this Proxy Statement/Prospectus and the other documents incorporated by reference into this Proxy Statement/Prospectus. For information, see the section entitled “Where You Can Find More Information.”
Any of the following risks could materially and adversely affect the business, financial condition and results of operations of MDC, Stagwell or the Combined Company and the actual outcome of matters as to which forward-looking statements are made in this prospectus. In such case, the trading price for the Combined Company Class A Common Shares could decline, and you could lose all or part of your investment. The risks described below are not the only risks that MDC and Stagwell currently face or that the Combined Company will face after the consummation of the Proposed Transactions. Additional risks and uncertainties not currently known or that are currently expected to be immaterial may also materially and adversely affect the Combined Company’s business, financial condition and results of operations or the price of Combined Company Class A Common Shares in the future. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.
Risks Relating to the Proposed Transactions
The Proposed Transactions may give rise to taxable income in the United States for the Company and its subsidiaries, and there can be no assurances that material adverse tax consequences will not result from the Proposed Transactions or related transactions in Canada, the U.S., or other jurisdictions. Any such adverse tax consequences could adversely affect the Combined Company or its share price, following completion of the Proposed Transactions.
The Redomiciliation should qualify as a “reorganization” under section 368(a) of the Internal Revenue Code. Specifically, the Redomiciliation should be treated, for U.S. federal income tax purposes, as if MDC Canada (i) transferred all of its assets and liabilities to a new U.S. corporation (MDC Delaware) in exchange for all of the outstanding stock of MDC Delaware and (ii) then distributed the stock of MDC Delaware that MDC Canada received in the transaction to the MDC Canada Shareholders in liquidation of MDC Canada. Additionally, the Company expects the Business Combination to be treated as a deemed transfer by New MDC of its assets to OpCo and an assumption of New MDC’s liabilities by OpCo in a transaction intended to qualify as a contribution to OpCo in exchange for OpCo Common Units or OpCo Preferred Units under section 721 of the Code, and that Stagwell’s contributions of its businesses to OpCo is similarly intended to be subject to section 721 of the Code. Certain elements of the structure can be expected to give rise to corporate taxable income for the Combined Company. Additionally, because setting up the Up-C structure in the Business Combination involves a contribution by New MDC of its assets to OpCo, and an assumption by OpCo of New MDC’s liabilities, the flexibility of MDC Canada, MDC Delaware, New MDC and OpCo to incur certain liabilities or fund certain expenses outside of the ordinary course of their businesses prior to effecting the Proposed Transactions will be significantly limited, including certain liabilities incurred in connection with implementing the Proposed Transactions, as such liabilities could trigger unanticipated tax costs for New MDC in connection with the implementation of the Proposed Transactions. To the extent that liabilities assumed by OpCo as part of the Proposed Transactions are viewed as non-ordinary course liabilities, such assumption may give rise to U.S. corporate taxable income for New MDC resulting from the assumption. Additionally, to the extent OpCo is treated as assuming such a liability, under relevant U.S. tax rules a portion of OpCo’s other liabilities may also be recharacterized and give rise to additional corporate taxable income for New MDC.
There can be no assurances that material additional adverse U.S. tax consequences will not result from the Proposed Transactions, and there can be no assurance that the Internal Revenue Service will agree with or not otherwise challenge the Company’s position on the tax treatment of the Proposed Transactions or of internal restructuring transactions undertaken prior to, after, or in connection with the Proposed Transactions, which could result in higher U.S. federal tax costs for the Combined Company than currently anticipated, including a reduction in the net operating loss carryforwards of Maxxcom Inc. (which will become tax attributes of the Combined Company as a result of the Proposed Transactions).
The Company has not applied for a ruling related to the Proposed Transactions and does not intend to do so. Any adverse tax consequences resulting from the Proposed Transactions or the operations of the Combined Company after the Proposed Transactions could adversely affect the Combined Company or its share price following the completion of the Proposed Transactions. Moreover, U.S. tax laws significantly limit the Combined Company’s ability to redomicile outside of the U.S. once the Proposed Transactions are complete.
The Redomiciliation may give rise to significant Canadian corporate tax.
As a result of the Redomiciliation, the Company expects to incur Canadian corporate tax liability in the amount of approximately $21 million. However, such amount is only an estimate and the actual amount of Canadian corporate tax liability may be significantly higher than the Company’s estimate.
For purposes of the Canadian Tax Act, MDC Canada’s taxation year will be deemed to have ended immediately prior to it ceasing to be a resident of Canada as a result of the Redomiciliation. Immediately prior to the time of this deemed year end, MDC Canada will be deemed to have disposed of each of its properties for proceeds of disposition equal to the fair market value of such properties at that time and will be deemed to have reacquired such properties for a cost amount equal to that fair market value. MDC Canada will be subject to income tax under Part I of the Canadian Tax Act on any income and net taxable capital gains which arise as a result of this deemed disposition (after the utilization of any available capital losses or non-capital losses). MDC Canada will also be subject to “emigration tax” under Part XIV of the Canadian Tax Act on the amount by which the fair market value, immediately before MDC Canada’s deemed year end, of all of its properties exceeds the total of certain of its liabilities and the paid-up capital, determined for purposes of that emigration tax, of all the issued and outstanding shares of MDC Canada immediately before such deemed year end.
The quantum of Canadian federal income tax payable by MDC Canada as a result of the Redomiciliation will depend upon a number of considerations including the fair market value of its properties, the amount of its liabilities, the Canada-U.S. dollar exchange rate, its shareholder composition, as well as certain Canadian tax attributes, accounts and balances of the Company, each as of the Redomiciliation Effective Time. Prior to the Redomiciliation Effective Time, there is no certainty that the fair market value of the properties of the Company will not increase, and there is no certainty that the estimated fair market value of the properties of the Company or the amounts of its relevant tax attributes will be accepted by Canadian federal tax authorities, which may result in additional taxes payable as a result of the Redomiciliation. The Company has not applied to the Canadian federal tax authorities for an advance tax ruling relating to the Redomiciliation and does not intend to do so. Additionally, it is possible that valuations and implied valuations of the Company’s property are made available which may be relevant in assessing the potential Canadian tax costs of the Redomiciliation. As a result, the quantum of Canadian tax payable by the Company may significantly exceed the Company’s estimates that are reflected in the pro forma financial statements (i.e., approximately $21 million). Any such adverse tax consequences could adversely affect the Combined Company and its share price.
If the IRS does not agree with the Company’s determination of the “all earnings and profits amount” attributable to the MDC Canada Shares, certain U.S. Holders may owe a higher than anticipated amount of U.S. federal income taxes as a result of the Proposed Transactions (and specifically, the Redomiciliation).
As described in greater detail under the heading “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders,” and subject to the potential application of the PFIC rules (as described in “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders — U.S. Tax Consequences of the Redomiciliation to U.S. Holders — Passive Foreign Investment Company Status”), certain U.S. Holders that, at the time of the Redomiciliation, (i) own MDC Canada Shares with a fair market value of $50,000 or more and (ii) would otherwise recognize taxable gain for U.S. federal income tax purposes with respect to their MDC Canada Shares in connection with the Proposed Transactions (and specifically, the Redomiciliation), may make the “all earnings and profits” election with respect to their MDC Canada Shares in lieu of recognizing such taxable gain. A U.S. Holder that validly makes such “all earnings and profits” election will be required to include in income, as a deemed dividend, the “all earnings and profits amount” (as defined under applicable Treasury Regulations) that is attributable, under U.S. tax principles, to such U.S. Holder’s MDC Canada Shares. Additionally, 10% U.S. Shareholders may be subject to special rules which depend on the Company’s calculation of its earnings and profits.
The Company is currently in the process of determining its historical earnings and profits and also expects to determine its earnings and profits for the taxable year of the Redomiciliation ending with the Redomiciliation Effective Date. Although the Company will not complete this determination until after completion of the Proposed Transactions, the Company currently expects to have a significant amount of earnings and profits for the taxable year of the Redomiciliation. The calculation of “all earnings and profits” depends on the applicable shareholder’s period of ownership and the outcome may differ based on the particular shareholder. At this stage, there can be no assurances regarding the “all earnings and profits amount.” In general, the “all earnings and profits amount” attributable to the MDC Canada Shares held by a particular U.S. Holder should depend on the Company’s accumulated earnings and profits from the date that the MDC Canada Shares were acquired by such U.S. Holder through the Redomiciliation Effective Date. The determination of the Company’s earnings and profits is a complex determination and may be impacted by numerous factors. Accordingly, there can be no assurance that the IRS will agree with the Company’s determination of such earnings and profits.
If the IRS does not agree with the Company’s determination of the amount, timing or source of its earnings and profits, the earnings and profits of the Company may be greater than anticipated, and the effect of such earnings and profits on shareholder taxation may be greater than anticipated. In such case, a U.S. Holder that makes an “all earnings and profits” election or a 10% U.S. Shareholder could have a greater than anticipated “all earnings and profits amount” in respect of such U.S. Holder’s MDC Canada Shares and thereby recognize greater taxable income. In addition, MDC Canada Shareholders who receive “all earnings and profits” data from the Company may bring suit against the Company if such data is successfully disputed by the IRS.
U.S. Holders are strongly urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the Proposed Transactions to them in their particular circumstances, including whether they would be considered 10% U.S. Shareholders, whether to make the “all earnings and profits” election where applicable, and the appropriate filing requirements with respect to this election. For additional information on the U.S. federal income tax consequences of the Proposed Transactions, see “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders.”
Additionally, special rules apply to 10% U.S. Shareholders (as defined in “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders”). 10% U.S. Shareholders should consult their own tax advisors regarding the U.S. federal and other applicable tax consequences of the Proposed Transactions to them in light of their particular circumstances.
Completion of the Proposed Transactions may affect the timing of audit or reassessments by tax authorities.
The determination of income and other tax liabilities of the Company and its subsidiaries requires interpretation of complex domestic and foreign laws and regulations that are subject to change. The Company’s interpretation of taxation law may differ from the interpretation of the tax authorities. There are tax matters under review for which the timing of resolution is uncertain. While the Company believes that the provision for income taxes is adequate, completion of the Proposed Transactions may affect the timing of audit and reassessment of taxes by certain tax authorities, which reassessments may be without technical merit and possibly material.
The Company will allocate time and resources to effecting the Proposed Transactions and incur non-recurring costs related to the Proposed Transactions.
The Company and its management have allocated and will continue to be required to allocate time and resources to effecting the completion of the Proposed Transactions and related and incidental activities, including preparing the “all earnings and profits amount” attributable to the MDC Canada Shares, which data certain U.S. Holders may request. There is a risk that the challenges associated with managing these various initiatives as described in this Proxy Statement/Prospectus may have a business impact and that consequently the underlying businesses will not perform in line with expectations. This could have an adverse effect on the reputation, business, financial condition or results of operations of the Combined Company.
In addition, the Company expects to incur a number of non-recurring costs associated with the Proposed Transactions, including taxes, legal fees, advisor fees, proxy solicitor fees, filing fees, mailing expenses, financial printing expenses and fees associated with the Consent Solicitation, in particular the Consent Solicitation Consideration, the Senior Note Refinancing, if effected, and/or the Series 4 Redemption, in particular the Goldman Note. There can be no assurance that the actual costs will not exceed those estimated and the actual completion of the Proposed Transactions may result in additional and unforeseen expenses. Many of these costs will be payable whether or not the Proposed Transactions are completed. While it is expected that benefits of the Proposed Transactions achieved by the Combined Company will offset these transaction costs over time, this net benefit may not be achieved in the short-term or at all, particularly if the Proposed Transactions are delayed or do not happen at all. These combined factors could adversely affect the business, results of operations or financial condition of the Combined Company.
The calculation of the number of Stagwell OpCo Units and the Stagwell Class C Shares to be issued will not be adjusted if there is a change in the value of Stagwell or its assets or the value of MDC before the Proposed Transactions are completed.
The calculation of the number of the Stagwell OpCo Units and the Stagwell Class C Shares to be issued to Stagwell in the Proposed Transactions will not be adjusted (i) if the value of the business or assets of Stagwell increases prior to the consummation of the Proposed Transactions or the value of MDC decreases prior to the Proposed Transactions, or (ii) if the value of the business or assets of Stagwell declines prior to the consummation of the Proposed Transactions or the value of MDC increases prior to the Proposed Transactions. MDC may not be permitted to terminate the Transaction Agreement because of changes in the value of Stagwell’s assets.
The Proposed Transactions may not be completed on the terms or timeline currently contemplated, or at all, as MDC and Stagwell may be unable to satisfy the conditions or obtain the approvals required to complete the Proposed Transactions or such approvals may contain material restrictions or conditions.
Completion of the Proposed Transactions is subject to numerous conditions, as described in this Proxy Statement/Prospectus, including the occurrence of, among other things, receipt of approvals and the satisfaction of other conditions, including (i) the receipt of the Required Shareholder Approvals, and (ii) with respect to the Redomiciliation, authorization of the Director under the CBCA. Although the Company is diligently applying its efforts to take, or cause to be taken, all actions to do, or cause to be done, all things necessary, proper or advisable to obtain the requisite approvals, there can be no assurance that these conditions will be fulfilled or that the Proposed Transactions will be completed on the terms or timeline currently contemplated, or at all. MDC has and will continue to expend time and resources and incur expenses related to the Proposed Transactions. Many of these expenses must be paid regardless of whether the Proposed Transactions are consummated. Governmental agencies may not approve the Proposed Transactions, may impose conditions to the approval of the Proposed Transactions or require changes to the terms of the Proposed Transactions. Any such conditions or changes could have the effect of delaying completion of the Proposed Transactions, imposing costs on or limiting the revenues of the Combined Company following the Proposed Transactions or otherwise reducing the anticipated benefits of the Proposed Transactions.
The unaudited pro forma financial information included in this Proxy Statement/Prospectus is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the Combined Company following the Proposed Transactions.
The unaudited pro forma financial information included in this Proxy Statement/Prospectus is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved if the Proposed Transactions had been completed on the dates or for the periods presented, nor does it purport to project the results of operations or financial position of the

Company for any future period or as of any future date. In addition, the unaudited pro forma financial information included in this Proxy Statement/Prospectus is based in part on certain assumptions regarding the Proposed Transactions. These assumptions may not prove to be accurate, and other factors may affect the Combined Company’s results of operations or financial condition following the Proposed Transactions. Further, the unaudited pro forma financial information does not reflect all of the costs that are expected to be incurred by the Company in connection with the Proposed Transactions. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”.
Completion of the Proposed Transactions may trigger certain provisions in agreements to which the Company or a Stagwell Subject Entity is a party.
The completion of the Proposed Transactions may trigger certain change in control, right of first offer, notice, consent, assignment or other provisions in agreements to which the Company or its subsidiaries are a party. In addition, while the Proposed Transactions will not result in an effective change of control of any Stagwell Subject Entity, the completion of the Proposed Transactions may trigger certain technical provisions in agreements to which a Stagwell Subject Entity is a party. If such Stagwell Subject Entity is unable to assert that such provisions should not apply, or the Company or such Stagwell Subject Entity are unable to comply with or negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, including potentially terminating such agreements or seeking monetary damages. Even if the Company or the applicable Stagwell Subject Entity is able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to the Combined Company.
Failure to complete the Proposed Transactions could adversely affect the market price of the MDC Canada Class A Common Shares as well as its business, financial condition and results of operations.
If the Proposed Transactions are not completed for any reason, the price of the MDC Canada Class A Common Shares may decline, or MDC’s business, financial condition and results of operations may be impacted to the extent that the market price of MDC Canada Common Shares reflects positive market assumptions that the Proposed Transactions will be completed and the related expected benefits will be realized; based on significant expenses, such as legal, advisory and financial services which generally must be paid regardless of whether the Proposed Transactions are completed; based on potential disruption of the business of MDC and distraction of its workforce and management team; and the requirement in the Transaction Agreement that, under certain limited circumstances, MDC must pay Stagwell a termination fee of $5,855,000.
Investors holding MDC Canada Shares prior to the completion of the Proposed Transactions will, in the aggregate, have a significantly reduced ownership and voting interest in the Combined Company after the Proposed Transactions and will exercise less influence over management.
Investors holding MDC Canada Shares prior to the completion of the Proposed Transactions will, in the aggregate, own a significantly smaller percentage of the Combined Company after the completion of the Proposed Transactions. On a pro forma basis (and (i) without giving effect to the conversion of any Combined Company Preferred Shares and (ii) including unvested restricted stock and restricted stock units of MDC), following the completion of the Proposed Transactions, it is anticipated that the existing holders of MDC Canada Class A Common Shares (including Stagwell) and MDC Canada Class B Common Shares will receive Combined Company Class A Common Shares and Combined Company Class B Common Shares equal to approximately 26% of the common equity of the Combined Company and Stagwell would be issued an amount of Combined Company Class C Common Shares equivalent to approximately 74% of the voting rights of the Combined Company and exchangeable, together with Stagwell OpCo Units, for Combined Company Class A Common Shares on a one-for-one basis at Stagwell’s election following a six-month holding period. Consequently, MDC Canada Shareholders, collectively, will be able to exercise less influence over the management and policies of the Combined Company than they will be able to exercise over MDC’s management and policies prior to the completion of the Proposed Transactions. However, the number of Stagwell OpCo Units, the number of Stagwell Class C Shares and the percentage of the Combined Company that Stagwell will hold following the consummation of the Proposed Transactions will each be reduced, and the percentage of the Combined Company that existing MDC Canada Shareholders will hold will be proportionally increased, if Stagwell is unable to effect the Stagwell Restructuring prior to the Closing.
As of the close of business on March 31, 2021, Stagwell held approximately 19.2% of the MDC Canada Class A Common Shares. Thus, in the aggregate (i.e., including the MDC Canada Class A Common Shares that Stagwell beneficially held as of [           ], 2021 as well as the Stagwell OpCo Units and Stagwell Class C Shares), following the completion of the Proposed Transactions, Stagwell will hold approximately [      ]% of the common equity of the Combined Company, and it is anticipated that holders of MDC Canada Class A Common Shares and MDC Canada Class B Common Shares as of [           ], 2021, excluding Stagwell, will receive Combined Company Class A Common Shares and Class B Common Shares equal to approximately [      ]% of the common equity of the Combined Company.
The Combined Company does not intend to pay dividends on the Combined Company Shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the Combined Company Shares.
The Combined Company does not intend to declare and pay dividends on the Combined Company Shares for the foreseeable future. The Combined Company currently intends to invest future earnings, if any, to fund growth, to develop business, for working capital needs and for general corporate purposes. Therefore, you are not likely to receive any dividends on your Combined Company Shares for the foreseeable future and the success of an investment in the Combined Company Shares will depend upon any future appreciation in their value. There is no guarantee that the Combined Company Shares will appreciate in value or even maintain the value of shares received in connection with the Proposed Transactions. In addition, Delaware law or the agreements governing the Combined Company’s indebtedness may impose requirements that may restrict its ability to pay dividends to Combined Company Shareholders.
The announcement and pendency of the Proposed Transactions could have an adverse effect on the stock price of the MDC Canada Class A Common Shares as well as the business, financial condition, results of operations or business prospects of MDC and Stagwell.
The announcement and pendency of the Proposed Transactions could disrupt MDC’s and Stagwell’s businesses in negative ways. For example, customers and other third-party business partners of MDC or Stagwell may seek to terminate and/or renegotiate their relationships with MDC or Stagwell as a result of the Proposed Transactions, whether pursuant to the terms of their existing agreements with MDC and/or Stagwell or otherwise. In addition, current and prospective employees of MDC and Stagwell may experience uncertainty regarding their future roles with the Combined Company, which might adversely affect MDC’s and Stagwell’s ability to retain, recruit and motivate key personnel. Should they occur, any of these events could adversely affect the stock price of the MDC Canada Class A Common Shares, or harm the financial condition, results of operations or business prospects of, MDC or Stagwell.
The Canaccord Genuity Opinion and Formal Valuation and Moelis Opinion obtained by the MDC Special Committee will not reflect changes, circumstances, developments or events that may have occurred or may occur after the date of such opinions.
On December 21, 2020, Canaccord Genuity rendered to the MDC Special Committee an oral formal valuation and fairness opinion, which was subsequently confirmed in writing by delivery of a separate written formal valuation and fairness opinion, that, as of December 21, 2020, and based upon and subject to the scope of review, assumptions, qualifications and limitations set out therein and such other matters as Canaccord Genuity considered relevant (i) the consideration to be paid by MDC for the Stagwell Subject Entities pursuant to the Transaction Agreement was fair, from a financial point of view, to the holders of MDC Canada Class A Common Shares (other than Mark Penn, Stagwell, Goldman Sachs and their affiliates), with such opinion assuming, among other items, the conversion of the MDC Canada Class B Common Shares into MDC Canada Class A Common Shares; (ii) the fair market value of the MDC Canada Class A Common Shares (assuming the conversion of the MDC Canada Class B Common Shares into MDC Canada Class A Common Shares) ranged from $4.70 to $7.40 per MDC Canada Class A Common Share; and (iii) the fair market value of the Stagwell Subject Entities ranged from $1.2 billion to $1.5 billion.

On December 21, 2020, Moelis rendered to the MDC Special Committee an oral opinion, which was subsequently confirmed in writing, that, from a financial point of view, as of December 21, 2020 and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the opinion, the Post-Transaction Ownership Percentage of the Combined Company to be held by the holders of MDC Canada Common Shares upon completion of the Proposed Transactions was fair to the holders of MDC Canada Common Shares (other than the Interested Shareholders).
The MDC Special Committee has not obtained an updated formal valuation and/or fairness opinion as of the date of this Proxy Statement/Prospectus from Canaccord Genuity and/or Moelis, as applicable, and the MDC Special Committee does not expect to receive an updated formal valuation and/or fairness opinion prior to the completion of the Proposed Transactions.
Each of the Canaccord Genuity Opinion and Formal Valuation and Moelis Opinion were necessarily based on financial, economic, market and other conditions as they existed on, and on the information made available to Canaccord Genuity and Moelis, respectively, as of December 21, 2020. Neither the Canaccord Genuity Opinion and Formal Valuation nor the Moelis Opinion speak as of the time the Proposed Transactions will be completed or as of any date other than the date of such opinions. Although subsequent developments may affect their respective opinions, neither Canaccord Genuity nor Moelis has any obligation to update, revise or reaffirm its opinions. These developments may include, among other things, changes to the operations and prospects of MDC’s or Stagwell’s businesses, regulatory or legal changes, general industry, market and economic conditions and other factors that may be beyond the control of MDC or Stagwell, and on which such opinions were based, and that may alter the value of Stagwell or the prices of securities of MDC at the effective time of the Proposed Transactions.
For a more complete description of the Canaccord Genuity Opinion and Formal Valuation and Moelis Opinion delivered to the MDC Special Committee and a summary of the material financial analyses performed by Canaccord Genuity and Moelis and reviewed by the MDC Special Committee in connection with their opinions, please refer to the section “The Proposed Transactions — Opinion of Moelis” and “The Proposed Transactions — Canaccord Genuity Opinion and Formal Valuation” and to the full text of the Canaccord Genuity Opinion and Formal Valuation and Moelis Opinion included as Annexes K and J to this Proxy Statement/Prospectus.
Some of MDC’s directors and executive officers have interests in seeing the Proposed Transactions completed that may be different from, or in addition to, those of other MDC Canada Shareholders.
Certain of MDC’s directors and executive officers have interests in the Proposed Transactions that may differ from, or be in addition to, those of MDC Canada Shareholders generally. These interests may present such executive officers and directors with actual or potential conflicts of interest. These interests include, but are not limited to, the continued service of certain directors of MDC as directors of the Combined Company following the Proposed Transactions, the continued employment of all of MDC’s current executive officers by the Combined Company following the Proposed Transactions, the treatment in the Proposed Transactions of equity awards, and with respect to Mr. Penn, potential receipt of distributions as a result of the Proposed Transactions and the ownership of interests in Stagwell. The members of the MDC Special Committee and the MDC Board (with the Interested Directors abstaining) were aware of these interests and considered them, among others, in their approval and adoption of the Transaction Agreement and the Proposed Transactions and their recommendation that MDC Canada Shareholders adopt the Transaction Agreement and approve the Proposed Transactions. See “The Proposed Transactions — Interests of MDC’s Directors and Officers in the Proposed Transactions” for further discussion of these matters.
MDC and Stagwell may have difficulty attracting, motivating and retaining executives and other employees in light of the Proposed Transactions.
MDC and Stagwell may have difficulty attracting, motivating and retaining executives and other employees in light of the Proposed Transactions. Uncertainty about the effect of the Proposed Transactions on the employees of MDC and Stagwell may have an adverse effect on MDC and Stagwell. This uncertainty may impair MDC’s and Stagwell’s ability to attract, retain and motivate personnel until the Proposed Transactions are completed. Employee retention may be particularly challenging during the pendency of the Proposed Transactions, as employees may feel uncertain about their future roles with MDC or Stagwell after their combination. If employees of MDC or Stagwell depart because of issues relating to the uncertainty or perceived difficulties of integration or a desire not to become employees of MDC after the Proposed Transactions are consummated, MDC’s ability to realize the anticipated benefits of the Proposed Transactions could be reduced.
MDC may waive one or more of the conditions to the consummation of the Proposed Transactions without re-soliciting shareholder approval.
MDC may determine to waive, in whole or in part, one or more of the conditions to its obligations to consummate the Proposed Transactions, to the extent permitted by applicable law. If MDC waives the satisfaction of a material condition to the consummation of the Proposed Transactions, MDC will evaluate the appropriate facts and circumstances at that time and re-solicit shareholder approvals of the Transaction Proposals if required to do so by applicable law or the rules of the NASDAQ. In some cases, if the MDC Board determines that such waiver or its effect on the MDC Canada Shareholders does not rise to the level of materiality that would require re-solicitation of proxies pursuant to applicable law or the rules of the NASDAQ, MDC would complete the Proposed Transactions without seeking further shareholder approval. Any determination whether to waive any condition to the Proposed Transactions or as to re-soliciting MDC shareholder approval or amending this Proxy Statement/Prospectus as a result of a waiver will be made by the MDC Board at the time of such waiver based on the facts and circumstances as they exist at that time.
Litigation relating to the Proposed Transaction, if any, could result in an injunction preventing the completion of the transactions and/or substantial costs to MDC.
Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger or other business combination agreements like the Transaction Agreement. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on MDC's liquidity and financial condition. Lawsuits that may be brought against MDC or its directors could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the Transaction Agreement already implemented and to otherwise enjoin the parties from consummating the Proposed Transactions. One of the conditions to the closing of the Proposed Transaction is that no injunction by any governmental entity having jurisdiction over MDC has been entered and continues to be in effect and no law has been adopted, in either case that prohibits the closing of the Proposed Transactions. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Proposed Transactions, that injunction may delay or prevent the mergers from being completed within the expected time frame or at all, which may adversely affect MDC's business, financial position and results of operations.
There can be no assurance that any of the defendants will be successful in the outcome of any potential future lawsuits. The defense or settlement of any lawsuit or claim that remains unresolved at the time the mergers are completed may adversely affect MDC's business, financial condition, results of operations and cash flows.
The COVID-19 pandemic triggered an economic crisis which may delay or prevent the consummation of the Proposed Transactions.
In March 2020, the World Health Organization declared the COVID 19 coronavirus outbreak a pandemic. The coronavirus has spread throughout the world and has resulted in unprecedented restrictions and limitations on operations of many businesses, educational institutions and governmental entities, including in the United States and Canada. Given the ongoing and dynamic nature of the COVID-19 crisis, it is difficult to predict the impact on the business of MDC and Stagwell, and there is no guarantee that efforts by MDC and Stagwell to address any adverse impact of COVID-19 will be effective. If MDC or Stagwell is unable to recover from a business disruption on a timely basis, the Proposed Transactions and the Combined Company’s business and financial conditions and results of operations following the completion of the Proposed Transactions would be adversely affected. The Proposed Transactions may also be delayed and adversely affected by the coronavirus outbreak, and become more costly. Each of MDC and Stagwell may also incur additional costs to remedy damages caused by such disruptions, which could adversely affect its financial condition and results of operations.
Risks Relating to the Combined Company after Completion of the Proposed Transactions
Stagwell is subject to similar business risks as MDC.
Stagwell concentrates its business activities and services that are similar or adjacent to MDC’s and therefore is affected by many of the same economic conditions and similar risk that MDC faces in its business operations. See “Risk Factors — Risks Related to Stagwell”. The Combined Company will be subject to the risks that MDC and Stagwell currently face and in some cases those risks may be increased by the operations of the Combined Company.
The Up-C structure will place significant limitations on the Combined Company’s cash flow, because the Combined Company’s principal asset after the completion of the Proposed Transactions will be its interest in OpCo, and, accordingly, the Combined Company will depend on distributions from OpCo to pay its taxes and expenses, including payments under the Tax Receivables Agreement.
After the Proposed Transactions, as part of the Up-C structure, the Combined Company will be a holding company and its principal asset will be its ownership of OpCo Common Units and OpCo Preferred Units. Moreover, the Combined Company will have liabilities on its own balance sheet (including under the Goldman Note). This structure enables the Combined Company to obtain certain tax benefits relating to the Combined Company’s acquisitions of OpCo Common Units in connection with future taxable redemptions or exchanges of such OpCo Common Units for Combined Company Class A Common Shares or cash, and 85% of such tax benefits are payable to Stagwell under the Tax Receivables Agreement. However, the Combined Company will have no independent means of generating revenue or cash flow, and its ability to pay taxes and operating expenses, and to service its liabilities, including the Goldman Note and liabilities under the Tax Receivables Agreement, will be dependent upon the financial results and cash flows of OpCo and its subsidiaries, along with the distributions the Combined Company receives from OpCo. OpCo intends to make payments to the Combined Company solely out of its profits, and subject to limitations imposed under the Stagwell Credit Agreements and the Senior Notes, and there can be no assurance that OpCo and its subsidiaries will generate sufficient cash flow to distribute funds to the Combined Company or that applicable state law and contractual restrictions will permit such distributions. Moreover, because of the Up-C structure, this financing arrangement can give rise to U.S. corporate income tax liabilities for the Combined Company in respect of the formation of OpCo, and subsequently as OpCo makes cash distributions to the Combined Company, which will need to be taken into account. In such an event, the Combined Company would depend on further cash distributions from OpCo in order to enable it to pay such tax liabilities.
The Combined Company will also incur expenses related to its operations, including payments under the Goldman Note and the Tax Receivables Agreement, which the Combined Company expects could be significant. See “Certain Other Agreements Related to the Proposed Transactions — Tax Receivables Agreement.” The Combined Company intends, as its sole manager, to cause OpCo to make cash distributions to the owners of OpCo membership interests so that the Combined Company receives (i) an amount sufficient to allow it to fund all of its tax obligations in respect of taxable income allocated to it, including payments under the Goldman Note and the Tax Receivables Agreement and (ii) distributions to cover its operating expenses. When OpCo makes distributions in respect of the Combined Company’s tax liabilities, Stagwell and the other members of OpCo besides the Combined Company (or any subsidiary of the Combined Company) will be entitled to receive proportionate distributions based on their economic interests in OpCo Common Units at the time of such distributions. OpCo’s ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which OpCo is then a party, or any applicable law, or that would have the effect of rendering OpCo insolvent or exceed the amounts that OpCo is permitted to distribute under the Senior Notes. If the Combined Company does not have sufficient funds to pay tax or other liabilities, including under the Goldman Note, or to fund its operations, it may have to borrow funds, which could materially adversely affect its liquidity and financial condition and subject it to various restrictions imposed by any such indebtedness. To the extent that the Combined Company is unable to make payments under the Tax

Receivables Agreement for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivables Agreement and therefore accelerate payments due under the Tax Receivables Agreement. See “Certain Other Agreements Related to the Proposed Transactions — Tax Receivables Agreement” and “Certain Other Agreements Related to the Proposed Transactions — A&R OpCo LLC Agreement.”
In certain circumstances, OpCo will be required to make distributions to the Combined Company and the other holders of OpCo Common Units, and the distributions that OpCo makes may exceed, or in some cases be lower than, the Combined Company’s tax liabilities and obligations under the Tax Receivables Agreement. To the extent the Combined Company does not have expenditures for which it can use such excess cash, Stagwell and other owners of OpCo Common Units besides the Combined Company would benefit from any value attributable to such cash balances as a result of their ownership of Combined Company Class A Common Shares following an exchange of their OpCo Common Units.
OpCo is intended to be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to any entity-level U.S. federal income tax. Instead, taxable income of OpCo will be allocated to holders of OpCo Common Units and OpCo Preferred Units, including the Combined Company. Accordingly, the Combined Company will incur income taxes on its allocable share of any net taxable income of OpCo. Under the A&R OpCo LLC Agreement, OpCo will generally be required from time to time to make distributions in cash to the Combined Company in respect of the OpCo Common Units and OpCo Preferred Units in amounts that are intended to be sufficient to cover the taxes on its allocable share of the taxable income of OpCo, and OpCo will also be required to make pro rata distributions at such time to the other holders of OpCo Common Units. The Combined Company expects that these tax distributions may at some times exceed its tax liabilities and obligations to make payments under the Tax Receivables Agreement, although in certain cases (including if it incurs taxable income that is not the result of OpCo’s operations, as a result of limitations in the Stagwell Credit Agreements or Senior Notes, or due to circumstances where payments may be due to Stagwell under the Tax Receivables Agreement before the Combined Company realizes cash tax benefits relating to its acquisitions of OpCo Common Units in connection with future taxable redemptions or exchanges of such Opco Common Units for Combined Company Class A Common Shares or cash , these tax distributions may be lower than the Combined Company’s combined liabilities for taxes and the Tax Receivables Agreement. In the event of a shortfall in distributions, the Combined Company can defer payments under the Tax Receivables Agreement, subject to an interest charge. In the event excess cash is distributed, the Combined Company board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, the payment obligations under the Tax Receivables Agreement and the payment of other expenses. The Combined Company will have no obligation to distribute such cash (or other available cash other than any declared dividend) to its stockholders. No adjustments to the redemption or exchange ratio of OpCo Common Units for Combined Company Class A Common Shares or cash, as applicable, will be made as a result of either any cash distribution the Combined Company receives from OpCo or any cash that it retains and does not distribute to its stockholders. To the extent that the Combined Company does not utilize any excess cash to fund its other expenditures, the other members of OpCo would benefit from any value attributable to such cash balances as a result of their ownership of Combined Company Class A Common Shares following a redemption or exchange of their OpCo Units. Additionally, no adjustments to the redemption or exchange ratio of OpCo Common Units for Combined Company Class A Common Shares or cash will be made in the event that the Combined Company incur liabilities or expenses but does not receive cash distributions from OpCo in sufficient amount to fund such liabilities or expenses.
The Tax Receivables Agreement with Stagwell requires the Combined Company to make cash payments to them in respect of certain tax benefits to which the Combined Company may become entitled, and the Combined Company expects that the payments it will be required to make will be substantial and may make the Combined Company a less attractive target to potential acquirers.
Upon the closing of the Proposed Transactions, the Combined Company will be a party to the Tax Receivables Agreement with OpCo and Stagwell. Under the Tax Receivables Agreement, the Combined Company will be required to make cash payments to Stagwell equal to 85% of the U.S. federal, state and local income tax savings, if any, that the Combined Company actually realizes, or in certain circumstances is deemed to realize, as a result of (i) increases in the tax basis of OpCo’s assets resulting from redemptions or exchanges by OpCo’s Common Unit holders (other than the Combined Company or one of its subsidiaries) for Combined Company Class A Common Shares or for cash, as applicable, as described under “Certain Other Agreements Related to the Proposed Transactions — Tax Receivables Agreement,” and (ii) certain other tax benefits related to the Combined Company making payments under the Tax Receivables Agreement. The Combined Company expects that the amount of the cash payments that it will be required to make under the Tax Receivables Agreement will be significant, and will be solely for Stagwell’s benefit. Any payments made by the Combined Company to Stagwell under the Tax Receivables Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to the Combined Company. Furthermore, the Combined Company’s future obligation to make payments under the Tax Receivables Agreement, and an acceleration of such obligations resulting from a change of control, could make it a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivables Agreement. For more information, see “Certain Other Agreements Related to the Proposed Transactions — Tax Receivables Agreement.”
The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivables Agreement, will vary depending on a number of factors, including, but not limited to, the timing of any future redemptions or exchanges of the OpCo Common Units held by other OpCo members, the price of Combined Company Class A Common Shares at the time of the redemption or exchange, the extent to which redemptions or exchanges are taxable, the amount and timing of the taxable income that the Combined Company generates in the future, the timing and amount of any earlier payments it makes under the Tax Receivables Agreement itself, the tax rates then applicable and the portion of its payments under the Tax Receivables Agreement constituting imputed interest. The Combined Company expects that, as a result of the increases in the tax basis of the tangible and intangible assets of OpCo attributable to the redeemed or exchanged Opco Common Units, the payments that it may make to Stagwell could be substantial. For example, assuming (i) that all of the OpCo Units subject to the Tax Receivables Agreement are redeemed or exchanged immediately after the completion of the Proposed Transactions, (ii) no material changes in relevant tax law, and (iii) that the Combined Company earns sufficient taxable income in each year to realize on a current basis all tax benefits that are subject to the Tax Receivables Agreement, based on the price of Combined Company Class A Common Shares of $2.51 as of December 31, 2020, the Combined Company expects that the tax savings it would be deemed to realize would aggregate approximately $33 million over the 15-year period from the assumed date of such redemption or exchange, and over such period it would be required to pay Stagwell 85% of such amount, or approximately $28 million. The actual amounts the Combined Company may be required to pay under the Tax Receivables Agreement may materially differ from these hypothetical amounts, as potential future tax savings it will be deemed to realize, and Tax Receivables Agreement payments by it, will be calculated based in part on the market value of the Combined Company Class A Common Shares at the time of redemption or exchange and the prevailing federal tax rates applicable to the Combined Company over the life of the Tax Receivables Agreement (as well as the assumed combined state and local tax rate), and will generally be dependent on the Combined Company generating sufficient future taxable income to realize all of these tax savings (subject to the exceptions described under “Certain Other Agreements Related to the Proposed Transactions — Tax Receivables Agreement”). Payments under the Tax Receivables Agreement are not conditioned on Stagwell’s continued ownership of OpCo Common Units or Combined Company Class A Common Shares after the consummation of the Proposed Transactions. There may be a material negative effect on the Combined Company’s liquidity if, as described below, the payments under the Tax Receivables Agreement exceed the actual benefits it receives in respect of the tax attributes subject to the Tax Receivables Agreement and/or distributions to the Combined Company by OpCo are not sufficient to permit it to make payments under the Tax Receivables Agreement.
The Combined Company’s organizational structure, including the Tax Receivables Agreement, confers certain benefits upon Stagwell that will not benefit Combined Company Class A Common Shareholders (other than Stagwell) to the same extent as it will benefit Stagwell.
The Combined Company’s organizational structure, including the Tax Receivables Agreement, confers certain benefits upon Stagwell that will not benefit the holders of Combined Company Class A Common Shares to the same extent as it will benefit Stagwell. The Combined Company will enter into the Tax Receivables Agreement with OpCo and Stagwell and it will provide for the payment by the Combined

Company to Stagwell of 85% of the tax benefits, if any, that the Combined Company actually realizes, or in certain circumstances is deemed to realize, as a result of (i) increases in the tax basis of OpCo’s assets resulting from redemptions or exchanges of OpCo Common Units for Combined Company Class A Common Shares or for cash, as applicable, as described under “Certain Agreements Related to the Business Combination — A&R OpCo LLC Agreement,” and (ii) certain other tax benefits related to the Combined Company making payments under the Tax Receivables Agreement. Although the Combined Company will retain 15% of the amount of such tax benefits, this and other aspects of its organizational structure may adversely impact the future trading market for the Combined Company Class A Common Shares. Moreover, as a result of this structure, the Combined Company’s flexibility to incur liabilities and expenses prior to the Redomiciliation Effective Time, and its ability to fund expenses of the Combined Company with cash from OpCo’s operations, is significantly limited, and could give rise to significant corporate tax costs which need to be funded from OpCo’s cash.
In certain cases, payments under the Tax Receivables Agreement to Stagwell may be accelerated or significantly exceed the actual benefits the Combined Company realizes in respect of the tax attributes subject to the Tax Receivables Agreement.
The Tax Receivables Agreement provides that upon certain changes of control or if, at any time, the Combined Company elects an early termination of the Tax Receivables Agreement, then its obligations, or its successor’s obligations, under the Tax Receivables Agreement to make payments thereunder would be accelerated and calculated based on certain assumptions, including an assumption that the Combined Company would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivables Agreement. As a result of the foregoing, (i) the Combined Company could be required to make payments under the Tax Receivables Agreement that are greater than the specified percentage of the actual benefits it ultimately realizes in respect of the tax benefits that are subject to the Tax Receivables Agreement (for example, if it does not end up having any income in the relevant period) and (ii) the Combined Company would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivables Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, the Combined Company’s obligations under the Tax Receivables Agreement could have a substantial negative impact on its liquidity and could have the effect of delaying, deferring or preventing certain change of control transactions. There can be no assurance that the Combined Company will be able to fund or finance its obligations under the Tax Receivables Agreement. Moreover, because of the size of Stagwell’s ownership interest in both OpCo and the Combined Company, Stagwell itself has the ability to control the Combined Company’s decision about whether to engage in a transaction that could trigger a change of control, and consequently an acceleration event under the Tax Receivables Agreement which would trigger an immediate cash payment to Stagwell.
Payments under the Tax Receivables Agreement will be based on the tax reporting positions that the Combined Company determines, and the Internal Revenue Service or another tax authority may challenge all or part of the tax basis increases, as well as other related tax positions it takes, and a court could sustain such challenge. Under the Tax Receivables Agreement, Stagwell will reimburse the Combined Company for any payments previously made if such tax benefits are subsequently disallowed, and to the extent a reimbursement payment has not been made, excess payments made to Stagwell will first be netted against payments otherwise to be made, if any, after the determination of such excess. However, the Combined Company might not determine that it has effectively made an excess cash payment to Stagwell for a number of years following the initial time of such payment and, if any of its tax reporting positions are challenged by a taxing authority, it will not be permitted to reduce any future cash payments under the Tax Receivables Agreement until any such challenge is finally settled or determined. As a result, payments could be made under the Tax Receivables Agreement in excess of the tax savings that the Combined Company realizes in respect of the tax attributes with respect to Stagwell that are the subject of the Tax Receivables Agreement.
The effective tax rate of the Combined Company’s group may change in the future, including as a result of the Redomiciliation and recent tax legislation.
Following the Proposed Transactions, the Combined Company will be organized in an Up-C structure, in which all of the assets and business of MDC and assets and businesses contributed by Stagwell in the

Stagwell OpCo Contribution will be held by OpCo, an entity treated as a partnership, or “passthrough” entity, for U.S. federal income tax purposes, and will be operated through OpCo and its subsidiaries. The Combined Company’s sole material asset will be the OpCo Common Units and OpCo Preferred Units.
Following the Proposed Transactions, the Combined Company will be allocated its distributive share of taxable income earned by OpCo and OpCo’s operations. Although a significant portion of OpCo’s assets will be held through subsidiaries that are treated as pass-through entities for U.S. tax purposes, a U.S. corporate subsidiary of OpCo (“Midas Corporate Holdco”) will be the U.S. owner of non-U.S. corporate subsidiaries currently owned by MDC, as well as non-U.S. corporate subsidiaries contributed by Stagwell in the Stagwell Contributions, in each case that are treated as controlled foreign corporations for U.S. tax purposes, as well as certain other corporate entities received by OpCo pursuant to the Stagwell Contributions. This entity will not be included with the Combined Company in a consolidated group, and will file U.S. tax returns on a separate basis. Under U.S. CFC rules, a “United States shareholder” of a CFC generally must include annually as ordinary income its pro rata share of its CFC’s “subpart F income” and “global intangible low-taxed income” and, to the extent an exemption is not available, amounts attributable to investments by the CFC in “United States property,” even if no distributions are made by the foreign subsidiaries to the shareholder. It is possible for such income to be offset by foreign tax credits, to the extent available. Additionally, dividend distributions from and other transactions between Midas Corporate Holdco and OpCo and its other subsidiaries can be expected to result in taxable income for OpCo which is allocated under U.S. partnership tax rules to OpCo’s members, including the Combined Company.
In addition, U.S. tax legislation enacted in 2017 significantly changed the U.S. federal income taxation of U.S. corporations, including by reducing the U.S. corporate income tax rate, limiting interest deductions and certain deductions for executive compensation, permitting immediate expensing of certain capital expenditures, adopting elements of a territorial tax system, revising the rules governing net operating losses, and introducing new anti-base erosion provisions. The legislation remains unclear in many respects and continues to be subject to potential amendments and technical corrections (including corrections and other modifications enacted in 2020 in connection with the CARES Act (described below)). Treasury and the IRS have issued significant guidance since the legislation was enacted, interpreting the legislation and clarifying some of the uncertainties, and are continuing to issue new guidance. There are still significant aspects of the legislation for which further guidance is expected, and both the timing and contents of any such future guidance are uncertain.
Further, changes to the U.S. federal income tax laws are proposed regularly and there can be no assurance that, if enacted, any such changes would not have an adverse impact on the Combined Company. For example, President Biden has suggested the reversal or modification of some portions of the 2017 U.S. tax legislation and certain of these proposals, if enacted, could result in a higher U.S. corporate income tax rate than is currently in effect and thereby increase the effective tax rate of the Combined Company and its subsidiaries following Proposed Transactions compared to current expectations. There can be no assurance that any such proposed changes will be introduced as legislation, or if they are introduced that they would be enacted, and if enacted what form they would take.
Moreover, the Combined Company and its subsidiaries could become subject to income tax in one or more countries, including the United States, as a result of activities performed by it (through its investment in OpCo), adverse developments or changes in law, contrary conclusions by the relevant tax authorities or other causes. The imposition of any of these income taxes could materially reduce the Combined Company’s after-tax returns.
Finally, in 2020, in response to significant market volatility and disruptions to business operations resulting from the global spread of COVID-19, legislatures and taxing authorities in many jurisdictions in which the Company operates have proposed or enacted changes to their tax rules (including, in the United States, the CARES Act). These changes include modifications that have temporary effect, and more permanent changes. Although the Company does not expect significant adverse changes to its tax profile resulting from the new rules, the long-term impact of these new rules, and future regulations and interpretations which have not yet been issued, is subject to change.
In light of these factors, the Company cannot assure you that the Combined Company’s effective income tax rate will not change in future periods, including as a result of and following the Proposed

Transactions. Moreover, U.S. tax laws significantly limit the Combined Company’s ability to redomicile outside of the U.S. once the Proposed Transactions are complete. Accordingly, if the Combined Company’s effective tax rate were to increase as a result of the Proposed Transactions, the Combined Company’s business could be adversely affected.
If completed, the expected benefits of the Proposed Transactions may not be realized.
There can be no assurance that all or any of the anticipated benefits of the Proposed Transactions will be achievable, particularly as the achievement of the benefits are in many important respects subject to factors that the Company does not and cannot control, including the reaction of third parties with whom the Company enters into contracts and do business and the reactions of investors.
After the Proposed Transactions, the Combined Company will have significantly more revenue, expenses, assets and employees than MDC had prior to the Proposed Transactions. In the Proposed Transactions, the Combined Company will also be assuming certain liabilities of Stagwell and taking on other obligations. The Combined Company may not successfully or cost-effectively integrate Stagwell’s business and operations into MDC’s existing business and operations. Even if the Combined Company is able to integrate the combined businesses and operations successfully, this integration may not result in the realization of the full benefits of the growth and other opportunities that MDC currently expects from the Proposed Transactions within the anticipated time frame, or at all.
The integration of the Stagwell and MDC businesses may present significant challenges, and the Combined Company may not realize anticipated synergies and other benefits of the Proposed Transactions.
The combination of independent businesses is complex, costly and time-consuming, and combining the businesses of MDC and the Stagwell Subject Entities may divert significant management attention and resources and disrupt the Combined Company’s business. The failure to meet the challenges involved in integrating the businesses and to realize the anticipated benefits of the transaction could cause an interruption of, or a loss of momentum in, the Combined Company’s business activities and could adversely affect its results of operations. The overall combination of MDC and the Stagwell Subject Entities may also result in material unanticipated problems, expenses, liabilities, competitive responses, and loss of customer and other business relationships. The risks and difficulties of integration include, among others:
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the diversion of management attention to integration matters;

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integrating operations and systems, including intellectual property and communications systems, administrative and information technology infrastructure and financial reporting and internal control systems, some of which may prove to be incompatible;

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conforming standards, controls, procedures and accounting and other policies, business cultures and compensation structures between the businesses;

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retaining existing, and obtaining new customers;

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managing the expanded operations of a significantly larger company; and

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potential unknown liabilities, adverse consequences and unforeseen increased expenses associated with the Proposed Transactions.

In addition, even if the operations of MDC’s business and the Stagwell Subject Entities’ business are integrated successfully, the full benefits of the transaction may not be realized, including, among others, the synergies, cost savings or sales or growth opportunities that are expected. These benefits may not be achieved within the anticipated time frame or at all. Further, additional unanticipated costs may be incurred in the integration of the MDC and Stagwell businesses. All of these factors could cause dilution to the earnings per share of the Combined Company, decrease or delay any accretive effect of the Proposed Transactions, and negatively impact the price of Combined Company Class A Common Shares following the Proposed Transactions.

Payments in connection with the exercise of Dissent Rights or appraisal rights may impair the Company’s financial resources.
Registered holders of MDC Canada Shares have the right to exercise certain Dissent Rights in cash in connection with the Proposed Transactions in accordance with the CBCA.
Registered holders of MDC Canada Class B Common Shares have the right to exercise appraisal rights, and demand payment of the fair value of their MDC Canada Shares, as the case may be, in cash in connection with the MDC Merger in accordance with DGCL 262.
If there are significant numbers of Dissenting Shareholders or MDC Canada Shareholders that exercise their appraisal rights, a substantial cash payment may be required to be made to such shareholders that could have an adverse effect on the Company’s financial condition and cash resources if the Proposed Transactions are completed.
The market price for the Combined Company Class A Common Shares following the closing of the Proposed Transactions may be affected by factors different from those that historically have affected or currently affect MDC Canada Class A Common Shares.
Upon consummation of the Proposed Transactions, holders of MDC Canada Class A Common Shares shall receive Combined Company Class A Common Shares. MDC’s businesses differ from those of Stagwell in certain respects, and vice versa, and accordingly the results of operations of the Combined Company will be affected by some factors that are different from those currently affecting the results of operations of MDC and those currently affecting the results of operations of Stagwell. Similarly, certain factors and risks related to results of operations of the Combined Company may be exacerbated or more important than for MDC’s business alone. The results of operations of the Combined Company may also be affected by factors different from those currently affecting MDC and Stagwell. For a discussion of the businesses of MDC and of some important factors to consider in connection with those businesses, see the documents incorporated by reference in this Proxy Statement/Prospectus and referred to under “Where You Can Find More Information.”
Sales of Combined Company Class A Common Shares after the Proposed Transactions may negatively affect the market price of Combined Company Class A Common Shares.
Stagwell will receive Combined Company Class C Common Shares in the Proposed Transactions, which, together with its OpCo Units can be exchanged into Combined Company Class A Common Shares after the end of a six-month restriction on exchange and will generally be eligible for immediate resale upon exchange. Furthermore, Stagwell, without taking into account any conversion of the MDC Canada Series 6 Shares, owns [           ]% of the outstanding MDC Canada Class A Common Shares and may, in certain circumstances, convert its MDC Canada Series 6 Preferred Shares into MDC Canada Class A Common Shares. MDC Canada Class A Common Shares owned by Stagwell are generally eligible for immediate resale subject to securities laws restrictions on sales by affiliates.
At the Closing, MDC and the Stagwell RRA Parties will enter into the Registration Rights Agreement pursuant to which, among other things and subject to certain restrictions, the Combined Company will be required to file with the SEC a registration statement registering for resale the Combined Company Class A Common Shares that (i) result, in connection with the Proposed Transactions, from the conversion of the MDC Canada Class A Common Shares Stagwell holds today, (ii) are issuable upon conversion of Stagwell’s Combined Company Series 6 Shares, and (iii) are issuable upon exchange of the Stagwell OpCo Units (in combination with the Stagwell Class C Shares), and to conduct certain underwritten offerings upon the request of holders of registrable securities, including direct and indirect transferees of the Stagwell RRA Parties. The Registration Rights Agreement provides that no shares will be sold thereunder prior to the date that is 91 days after the Closing.
The market price of Combined Company Class A Common Shares could decline as a result of sales of a large number of shares of Combined Company Class A Common Shares in the market after the consummation of the Proposed Transactions or even the perception that these sales could occur.

If securities analysts do not publish research or reports about the Combined Company’s business or if they publish negative evaluations of the Combined Company Class A Common Shares, the price of the Combined Company Class A Common Shares could decline.
The trading market for the Combined Company’s Class A Common Shares will rely, in part, on the research and reports that industry or financial analysts publish about the Combined Company or the Combined Company’s business. Equity research analysts may elect not to provide research coverage of the Combined Company’s Class A Common Shares after the completion of the Proposed Transactions, and such lack of research coverage may adversely affect the market price of the Combined Company Class A Common Shares. In the event it does have equity research analyst coverage, the Combined Company will not have any control over the analysts or the content and opinions included in their reports. The price of the Combined Company’s Class A Common Shares could decline if one or more equity research analysts downgrade its shares or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the Combined Company or fails to publish reports on it regularly, demand for the Combined Company Class A Common Shares could decrease, which in turn could cause its stock price or trading volume to decline.
The Proposed Transactions will result in changes to the Combined Company Board that may affect the Combined Company’s business strategy and operations.
The composition of the Combined Company’s board of directors will change, as described in more detail in the section titled “Governance and Management of the Combined Company Following the Proposed Transactions” of this Proxy Statement/Prospectus. The newly comprised Combined Company Board may affect business strategies and operating decisions with respect to the Combined Company that may have an adverse impact on the Combined Company’s business, financial condition and results of operations following the completion of the transaction.
Following the completion of the Proposed Transactions, the Combined Company will be a “controlled company” under NASDAQ rules.
Following the completion of the Proposed Transactions, Stagwell and its affiliates will control a majority of the voting power of the Combined Company’s outstanding capital stock. As a result, the Combined Company will be a “controlled company” under NASDAQ rules. As a controlled company, the Combined Company will be exempt from certain NASDAQ corporate governance requirements, including those that would otherwise require the board of the Combined Company to have a majority of independent directors and require that the Combined Company establish a compensation committee comprised entirely of independent directors, or otherwise ensure that the compensation of its executive officers and nominees for directors are determined or recommended to the board of directors by the independent members of the board of directors. While the Company does not expect the Combined Company to rely on any of these exemptions, the Combined Company will be entitled to do so for as long as it will be considered a “controlled company,” and to the extent the Combined Company relies on one or more of these exemptions, holders of the Combined Company capital stock will not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements.
If the Combined Company fails to maintain an effective system of internal control over financial reporting, the Combined Company may not be able to accurately report its financial results or prevent fraud. As a result, stockholders could lose confidence in the Combined Company’s financial and other public reporting, which would harm its business and the trading price of the Combined Company Class A Common Shares.
Effective internal control over financial reporting is necessary for the Combined Company to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. In connection with the preparation of Stagwell’s consolidated financial statements as of December 31, 2020, 2019 and 2018 and for the years then ended, Stagwell identified material weaknesses in its internal controls over financial reporting including not designing or maintaining an effective control environment that meets Stagwell’s accounting and reporting requirements. Specifically, Stagwell did not maintain a sufficient complement of personnel with an appropriate degree of internal controls and accounting knowledge, experience, and training commensurate with its accounting and reporting requirements. This material weakness contributed to the following additional material weaknesses:
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Stagwell did not establish effective controls in response to the risks of material misstatement, including designing and maintaining formal accounting policies, procedures, and controls over journal entries, significant accounts and disclosures, in order to achieve complete and accurate financial accounting, reporting and disclosures;

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Stagwell did not design and maintain effective controls over information technology (“IT”) general controls for information systems that are relevant to the preparation of its financial statements. Specifically, Stagwell did not design and maintain: (i) program change management controls for the financial systems to ensure that information technology program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately; (ii) appropriate user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs and data to appropriate Stagwell personnel; (iii) computer operations controls to ensure critical data interfaces between systems are appropriately identified and monitored, and data backups are authorized and restorations monitored; and (iv) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements; and

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Stagwell has not established a sufficient risk assessment process to identify risks of material misstatement due to fraud and/or error and implement controls against such risks.

These material weaknesses have not been rectified as of the date of this Proxy Statement/Prospectus. Any failure to remediate such material weaknesses, to implement required new or improved controls, or difficulties encountered in their implementation, could cause the Combined Company to fail to meet its reporting obligations. In addition, any testing by the Combined Company, as and when required, conducted in connection with Section 404 of the Sarbanes-Oxley Act, or Section 404, or any subsequent testing by the Combined Company’s independent registered public accounting firm, as and when required, may reveal deficiencies in MDC’s internal control over financial reporting that are deemed to be significant deficiencies or material weaknesses or that may require prospective or retroactive changes to its financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in the Combined Company’s reported financial information, which could have a negative effect on the trading price of the Combined Company Class A Common Shares.
Following the Proposed Transactions, a downgrade of the Combined Company’s credit ratings could increase its cost of capital and limit its access to capital, suppliers or counterparties.
The Company anticipates that following the Proposed Transactions, the Combined Company’s long-term debt rating will be higher than MDC’s current ratings as the Combined Company and its subsidiaries will carry on both the business currently carried on by MDC and its subsidiaries and by SMGH and its subsidiaries, which will effect a change in the underlying financial condition of the Combined Company, and in particular the Combined Company is expected to have a lower debt-to-EBITDA ratio than MDC does today. However, there is no guarantee, and there is a risk that the ratings of the Combined Company’s long-term debt could be lower than MDC’s ratings. The credit ratings are based upon operating performance, liquidity and leverage ratios, overall financial position, and other factors viewed by the credit rating agencies as relevant to the Combined Company’s economic outlook. Because the Combined Company expects to rely in part on debt financing for ongoing operations, a downgrade in its credit rating, if any, may increase the Combined Company’s cost of borrowing, limit access to private and public markets to raise short-term and long-term debt, and negatively impact the Combined Company’s cost of capital.
The business of the Combined Company will be highly dependent on the services of Mark Penn, our Chief Executive Officer.
The Combined Company will depend on the continued services and performance of our key personnel, including our Chairman and CEO, Mark Penn. Although we have entered into an employment agreement with Mr. Penn, the agreement has no specific duration and constitutes at-will employment. The loss of key personnel, including Mr. Penn, could disrupt our operations and have an adverse effect on our business.

The Combined Company is required to abide by potentially significant restrictions which could limit the Combined Company’s ability to undertake certain corporate actions (such as related party transactions and certain business combinations) that otherwise could be advantageous to the Combined Company.
During the period following the Proposed Transactions when (x) Stagwell beneficially owns more than 10% of the then-issued and outstanding voting securities of the Combined Company, (y) Stagwell has nominated directors constituting a majority of the Combined Company Board, or (z) Stagwell has the contractual right to appoint a majority of the Combined Company Board, the Transaction Agreement generally will prohibit the Combined Company from (i) entering into certain related party transactions without the approval of a majority of the independent directors serving on the Combined Company Board and (ii) entering into any proposed business combinations involving Stagwell or its affiliates without (A) the approval of shareholders of the Combined Company representing a “majority of the minority” (disinterested MDC Canada Shareholders) of the voting power of the Combined Company and (B) the creation of a special committee of independent directors with authority similar to that of the MDC Special Committee. These restrictions may limit the Combined Company’s ability to pursue certain strategic transactions or engage in other transactions, including using Combined Company Common Shares to make acquisitions and in connection with equity capital market transactions or disposing of certain businesses that might increase the value of the Combined Company’s business.
The Combined Company, will, on a consolidated basis, assume and be responsible for all of the Stagwell Subject Entities’ liabilities following the closing of the Proposed Transactions, notwithstanding any breach of any representation or warranty of the Transaction Agreement.
While the Transaction Agreement contains certain representations and warranties about the Stagwell Subject Entities, the Transaction Agreement provides that all representations and warranties of the parties contained therein shall not survive the completion of the Proposed Transactions. Accordingly, there are no remedies available to the parties with respect to any breach of representations of the parties to the Transaction Agreement, except for any rights MDC may have under applicable law to bring a claim relating to or arising from fraud with respect to any representation or warranty made in the Transaction Agreement.
As such, notwithstanding whether any Stagwell liability is related to a breach of a representation or warranty in the Transaction Agreement, the Stagwell Subject Entities, and by virtue of the Proposed Transactions, the Combined Company, will bear full responsibility for any and all Stagwell liabilities following the closing of the Proposed Transactions. To the extent any such Stagwell liabilities are larger than anticipated, they could have an adverse impact on the business, results of operation and financial condition of the Combined Company.
The rights of stockholders under Delaware law may differ from the rights of shareholders under the CBCA.
If the Proposed Transactions are completed, MDC Canada Shareholders will become stockholders of a Delaware corporation. There are differences between the CBCA and the DGCL. For example, under the CBCA, many significant corporate actions such as amending a corporation’s articles of incorporation or consummating a merger require the approval of at least two-thirds of the votes cast by shareholders, whereas under the DGCL, in most cases, such actions require the approval of a majority of the voting power of outstanding stock entitled to vote on the matter. Furthermore, shareholders under the CBCA are entitled to dissent rights under a number of extraordinary corporate actions, including an amalgamation with another unrelated corporation, certain amendments to a corporation’s articles of incorporation or the sale of all or substantially all of a corporation’s assets, whereas under the DGCL, stockholders are only entitled to appraisal rights in connection with certain mergers, consolidations and similar transactions. As shown by the foregoing examples, if the Proposed Transactions are completed, in certain circumstances, holders of Combined Company Shares will be afforded different protections under the DGCL than MDC Canada Shareholders had under the CBCA. See “Comparison of Stockholders’ Rights” for further details.
Provisions in the Combined Company Certificate of Incorporation and the Combined Company Bylaws could impact change in control transactions.
In addition to protections afforded under the DGCL, the Combined Company Certificate of Incorporation and Combined Company Bylaws will contain provisions that could have the effect of delaying or preventing changes in control or changes in management or the Combined Company Board. These provisions include:
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no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates; and

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the ability of the Combined Company Board to issue shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting such series and the designations, powers, preferences, rights, qualifications, limitations and restrictions in respect of the shares of such series, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer.

The Combined Company Certificate of Incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by stockholders and will designate the United States federal district courts as the exclusive forum for resolving any complaint asserting a cause of action arising under the U.S. Securities Act, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with the Combined Company or its directors or officers or other matters pertaining to the Combined Company’s internal affairs.
The Combined Company Certificate of Incorporation will provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the exclusive forum for:
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any derivative action or proceeding brought on behalf of the Combined Company;

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any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of the Combined Company to the Combined Company or the Combined Company Shareholders;

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any action or proceeding asserting a claim arising pursuant to any provision of the DGCL (or any successor provision thereto) or as to which the DGCL (or any successor provision thereto) confers jurisdiction on the Court of Chancery of the State of Delaware;

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any action or proceeding asserting a claim against the Company or any current or former director, officer or other employee of the Company arising pursuant to any provision of the DGCL, the Combined Company Certificate of Incorporation, or the Combined Company Bylaws (as each may be amended form time to time);

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any action asserting a claim governed by the internal affairs doctrine; or

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any other action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL.

The Combined Company Certificate of Incorporation will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the U.S. Securities Act.
These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Combined Company or its directors, officers or other matters pertaining to the Combined Company’s internal affairs or matters arising under the U.S. Securities Act, and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find these provisions of the Combined Company Certificate of Incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the Combined Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, results of operations or financial condition.
Under the Combined Company Certificate of Incorporation, non-employee directors will generally have no obligation to offer the Combined Company corporate opportunities.
Directors of the Combined Company who are not also employees of the Combined Company will not have any duty to refrain from (i) engaging directly or indirectly in the same or similar business activities or lines of business that the Combined Company does, (ii) doing business with any potential or actual customer or supplier of the Combined Company, or (iii) employing or otherwise engaging any officer or employee of the Combined Company. In the event that any such director acquires knowledge of a potential transaction or matter which may be a corporate opportunity for him or herself or another person and the Combined Company, the Combined Company will not have any expectancy in the corporate opportunity, and no director will have any duty to communicate or offer the corporate opportunity to us and may pursue or acquire such corporate opportunity for him or herself or direct such opportunity to another person.
MDC Canada Shareholders might have difficulty enforcing civil liabilities against the Combined Company in Canada.
The enforcement by investors of civil liabilities under Canadian securities laws may be affected adversely by the fact that the Combined Company will be incorporated outside of Canada and that some or all of the officers and directors will be residents of a foreign country. As a result, it may be difficult or impossible for MDC Canada Shareholders in Canada to effect service of process within Canada upon the Combined Company, most of its subsidiaries and their officers and directors, or to realize, against them, upon judgments of courts of Canada predicated upon civil liabilities under Canadian securities laws. In addition, MDC Canada Shareholders in Canada should not assume that the courts of the U.S.: (a) would enforce judgments of Canadian courts obtained in actions against such persons predicated upon civil liabilities under Canadian securities laws; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under Canadian securities laws. In addition, awards of punitive damages in actions brought in Canada or elsewhere may be unenforceable in the U.S.
U.S. governed companies incur greater risk of class action shareholder litigation as compared to Canadian governed companies.
Following the Redomiciliation, MDC Delaware will be, and following the completion of the Proposed Transactions, the Combined Company will be domiciled in the state of Delaware. Historically, U.S. governed companies have been exposed to a greater risk of class action shareholder litigation as compared to Canadian governed companies.
Risks Relating to MDC’s Business
You should read and consider the risk factors specific to the Company’s business that will continue to affect the Combined Company after completion of the Proposed Transactions. These risks are described in the sections entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K of the Company for the year ended December 31, 2020, which is incorporated by reference into this Proxy Statement/Prospectus, and in other documents that are incorporated by reference into this Proxy Statement/Prospectus.
Risks Relating to Stagwell
In this section, the Stagwell Subject Entities are referred to as “Stagwell”, “the Company,” “we,” “our,” or “us”.
Future economic and financial conditions could adversely impact our financial condition and results.
Advertising, marketing and communications expenditures are sensitive to global, national and regional macroeconomic conditions, as well as specific budgeting levels and buying patterns. Adverse developments including heightened economic uncertainty could reduce the demand for our services, which could have a material adverse effect on our revenue, results of operations, cash flows and financial position.
As a marketing services company, our revenues are highly susceptible to declines as a result of unfavorable economic conditions.
Global economic conditions could affect the marketing services industry more severely than other industries. In the past, some clients have responded to weakening economic conditions with reductions to their marketing budgets, which include discretionary components that are easier to reduce in the short term than other operating expenses. This pattern may recur in the future. Decreases in our revenue would negatively affect our financial results, including a reduction of our estimates of free cash flow from operations.

If our clients experience financial distress, their weakened financial position could negatively affect our own financial position and results.
We have a diverse client base, and at any given time, one or more of our clients may experience financial difficulty, file for bankruptcy protection or go out of business. Unfavorable economic and financial conditions in the global economy could increase client financial difficulties resulting in reduced demand for our services, reduced revenues, delayed payments by clients, and increased write offs of accounts receivable.
Conditions in the credit markets could adversely impact our results of operations and financial position.
Turmoil in the credit markets or a contraction in the availability of credit would make it more difficult for businesses to meet their capital requirements and could lead clients to change their financial relationship with their vendors, including us. If that were to occur, it could materially adversely impact our results of operations and financial position.
Seasonal fluctuations in marketing, research, communications and advertising activity could have a negative impact on our revenue, cash flow and operating results.
Our revenue, cash flow, operating results and other key operating and performance metrics may vary from quarter to quarter due to the seasonal nature of our clients’ spending on the services we provide. For example, clients tend to devote more of their advertising budgets to the fourth calendar quarter to coincide with consumer holiday spending. Political advertising and related activity could also cause our revenue to increase during election cycles, which is most pronounced in even years, and decrease during other periods. If our growth rate declines or seasonal spending becomes more pronounced, seasonality could have a more significant impact on our revenue, cash flow and operating results from period to period.
Our financial condition and results of operations for fiscal 2020 and in the future may be adversely affected by the recent coronavirus outbreak.
Beginning in December 2019, an outbreak of coronavirus (“COVID-19”) emerged in China and has spread to other parts of the world, including locations where the Company conducts business. On March 11, 2020, the World Health Organization announced COVID-19 had been declared a pandemic, and on March 13, 2020 the U.S. President announced a national emergency relating to the disease. The spread of COVID-19 has caused significant volatility in the United States and international markets and, in many industries, including some in which our clients operate, business activity has virtually shut down entirely. The COVID-19 pandemic has negatively impacted the Company’s results of operations, statement of financial position and cash flows due to its impact on certain of our brands, particularly those that serve the travel and entertainment industries. In particular, the travel vertical in our Digital Content segment, which primarily delivers content in airports, on airplanes and in hotels, was severely impacted, as marketers who regularly advertise in such spaces canceled orders or deferred placements. In addition, multiple airline partners ceased their airline publications, and airport concessionaires closed due to lack of passenger traffic. These developments resulted in a negative Adjusted EBITDA impact on the Digital Content segment in 2020 of $24 million relative to budget. Additionally, our Research segment’s Entertainment and Technology sector, which specializes in entertainment testing and forecasting, was negatively impacted by theatrical movie delays and theater closings. Adjustments and suspensions by clients to their subscriptions to the Research segment’s syndicated box office forecasting offering resulted in a $9 million decline in revenue (which was partially offset by a $6 million increase in custom work related to streaming offers) and a $3 million decline in Adjusted EBITDA for calendar year 2020. Termination by airlines of any of their contracts with us could also have a material negative impact on certain of our brands. While it is difficult to predict the full scale of the impact of the COVID-19 pandemic, the effect of the pandemic on us and our clients could materially impact our operations and cash flows.
Stagwell competes for clients in highly competitive industries.
The Company operates in a highly competitive environment in an industry characterized by numerous advertising and marketing agencies of varying sizes, with no single advertising and marketing agency or group of agencies having a dominant position in the marketplace. Stagwell is, however, smaller than several of its larger industry competitors. Competitive factors include reputation, management, personal relationships, quality and reliability of service and expertise in particular niche areas of the marketplace. In addition, because an agency’s principal asset is its people, barriers to entry are minimal, and relatively small agencies are, on occasion, able to take all or some portion of a client’s business from a larger competitor.
While many of Stagwell’s client relationships are long-standing, companies put their advertising and marketing services businesses up for competitive review from time to time, including at times when clients enter into strategic transactions or experience senior management changes. To the extent that the Company fails to maintain existing clients or attract new clients, or if we fail to meet marketing performance target or other client expectations, Stagwell’s business, financial condition, operating results, and cash flows may be affected in a materially adverse manner.
If our available liquidity is insufficient, our financial condition could be adversely affected and we may be unable to fund contingent deferred acquisition liabilities, and any put options if exercised.
Stagwell maintains a committed $325 million secured revolving credit facility due November 18, 2024 (the “Revolving Credit Agreement”), together with cash flow from operations, to fund its working capital needs and to fund the exercise of put option obligations and contingent deferred acquisition payments. If credit were unavailable or insufficient under the Revolving Credit Agreement, Stagwell’s liquidity could be adversely affected and Stagwell’s ability to fund its working capital needs and any contingent obligations with respect to put options or contingent deferred acquisition payments could be adversely affected. Stagwell has made acquisitions for which it has deferred payment of a portion of the purchase price, with the deferred acquisition consideration generally payable based on achievement of certain thresholds of future earnings of the acquired company. In addition, a noncontrolling shareholder in an acquired business often has the right to require Stagwell to purchase all or part of its interest, either at specified dates or upon the termination of such shareholder’s employment with the subsidiary or death (put rights). Payments to be made by the Company in respect of deferred acquisition consideration and noncontrolling shareholder put rights may be significantly higher than the amounts estimated by Stagwell because the actual obligation adjusts based on the performance of the acquired businesses over time. If available liquidity is insufficient, Stagwell may be unable to fund contingent deferred acquisition payments.
Stagwell may not realize the benefits it expects from past acquisitions or acquisitions or other strategic transactions Stagwell may make in the future.
Stagwell’s business strategy includes ongoing efforts to engage in acquisitions of ownership interests in entities in the marketing communications services industry and other strategic transactions.
The success of acquisitions or strategic investments depends on the effective integration of newly acquired businesses into Stagwell’s current operations. Such integration is subject to risks and uncertainties, including realization of anticipated synergies and cost savings, the ability to retain and attract executives and clients, the diversion of management’s attention from other business concerns, and undisclosed or potential legal liabilities of the acquired company. Stagwell’s failure to address these risks or other problems encountered in connection with our past or future acquisitions and other strategic transactions could cause Stagwell to fail to realize their anticipated benefits, incur unanticipated liabilities and harm Stagwell’s business generally. Stagwell’s acquisitions and other strategic transactions could also result in dilutive issuances of the Company’s equity securities, the incurrence of debt, contingent liabilities, or amortization expenses, or impairment of goodwill and/or purchased long-lived assets, and restructuring charges, any of which could harm its financial condition or operating results. Furthermore, the anticipated benefits or value of Stagwell’s acquisitions and other strategic transactions may not materialize.
Stagwell’s business could be adversely affected if it loses key clients.
Stagwell’s strategy has been to acquire ownership stakes in diverse marketing communications businesses to minimize the effects that might arise from the loss of any one client. Loss of clients, including a significant reduction in spending on our services by our largest clients or the loss of several of our largest clients, could have a material adverse effect on our business, results of operations and financial position.

Stagwell’s ability to generate new business from new and existing clients may be limited.
To increase its revenues, Stagwell needs to obtain additional clients or generate demand for additional services from existing clients. Stagwell’s ability to generate initial demand for its services from new clients and additional demand from existing clients is subject to such clients’ and potential clients’ requirements, pre-existing vendor relationships, financial conditions, strategic plans and internal resources, as well as the quality of Stagwell’s employees, services and reputation and the breadth of its services. To the extent Stagwell cannot generate new business from new and existing clients due to these limitations, Stagwell’s ability to grow its business and to increase its revenues will be limited.
Stagwell’s business could be adversely affected if it loses or fails to attract key executives or employees.
Management succession at our agencies is very important to the ongoing results of Stagwell because, as in any service business, the success of a particular agency is dependent upon the leadership of key executives and management. If key executives were to leave our agencies, the relationships that Stagwell has with its clients could be adversely affected.
Employees, including research and data acquisition, analytics and data science, technology development, content development, media, account and practice group specialists, and their skills and relationships with clients, are among Stagwell’s most important assets. An important aspect of Stagwell’s competitiveness is its ability to retain key employee and management personnel. Compensation for these key employees is an essential factor in attracting and retaining them, and Stagwell may not offer a level of compensation sufficient to attract and retain these key employees. If Stagwell fails to hire and retain a sufficient number of these key employees, it may not be able to compete effectively. If key executives were to leave our agencies, the relationships that Stagwell has with its clients could be adversely affected.
Stagwell is exposed to the risk of client defaults.
Certain of Stagwell’s brands often incur expenses on behalf of their clients for productions and in order to secure a variety of media time and space, in exchange for which they receive a fee. The difference between the gross production costs and media purchases and the revenue earned by us can be significant. While Stagwell takes precautions against default on payment for these services (such as credit analysis, advance billing of clients, and in some cases acting as an agent for a disclosed principal) and has historically had a very low incidence of default, Stagwell is still exposed to the risk of significant uncollectible receivables from our clients. The risk of a material loss could significantly increase in periods of severe economic downturn. Such a loss could have a material adverse effect on our results of operations, cash flows and financial position.
Stagwell’s results of operations are subject to currency fluctuation risks.
Although Stagwell’s financial results are reported in U.S. dollars, a portion of its revenues and operating costs are denominated in currencies other than the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and other currencies, particularly the Canadian dollar, may affect Stagwell’s financial results and competitive position.
Goodwill and intangible assets may become impaired.
We have recorded a significant amount of goodwill and intangible assets in our consolidated financial statements in accordance with GAAP resulting from our acquisition activities, which principally represents the specialized know-how of the workforce at the agencies we have acquired. We test, at least annually, the carrying value of goodwill for impairment, as discussed in Note 2 of the Notes to the Stagwell Consolidated Financial Statements included herein. The estimates and assumptions about future results of operations and cash flows made in connection with the impairment testing could differ from future actual results of operations and cash flows. If Stagwell concludes that any intangible asset and goodwill values are impaired, any resulting non-cash impairment charge could have a material adverse effect on our results of operations and financial position. No impairment was recorded during the twelve months ended December 31, 2020.

Stagwell is subject to regulations and litigation risk that could restrict our activities or negatively impact our revenues.
Advertising and marketing communications businesses are subject to government regulation, both domestic and foreign. There has been an increasing trend in the United States for advertisers to resort to litigation and self-regulatory bodies to challenge comparative advertising on the grounds that the advertising is false and deceptive. Moreover, there has recently been an expansion of specific rules, prohibitions, media restrictions, labeling disclosures, and warning requirements with respect to advertising for certain products. Proposals have been made to ban the advertising of specific products and to impose taxes on or deny deductions for advertising which, if successful, may have an adverse effect on advertising expenditures and consequently, on Stagwell’s revenues.
Certain of Stagwell’s agencies produce software and e-commerce tools for their clients, and these product offerings have become increasingly subject to litigation based on allegations of patent infringement or other violations of intellectual property rights. As we expand these product offerings, the possibility of an intellectual property claim against Stagwell grows. Any such claim, with or without merit, could result in costly litigation and distract management from day-to-day operations. If we are not successful in defending such claims, we could be required to stop offering these services, pay monetary damages, enter into royalty or licensing arrangements, or satisfy indemnification obligations that we have with some of our clients. Such arrangements may cause our operating margins to decline.
In addition, laws and regulations related to consumer privacy, use of personal information and digital tracking technologies have been proposed or enacted in the United States and certain international markets (including the European Union’s General Data Protection Regulation, or “GDPR,” the proposed European Union “ePrivacy Regulation” and the recently enacted California Consumer Privacy Act, or “CCPA”). We face increasing costs of compliance in an uncertain regulatory environment and any failure to comply with these legal requirements could result in regulatory penalties or other legal ability. Furthermore, these laws and regulations may impact the efficacy and profitability of certain digital marketing and analytics services we provide to clients, making it difficult to achieve our clients’ goals. These and other related factors could affect our business and reduce demand for certain of our services, which could have a material adverse effect on our results of operations and financial position.
Compliance with data privacy laws requires ongoing investment in systems, policies and personnel and will continue to impact our business in the future by increasing legal, operational and compliance costs. While we have taken steps to comply with data privacy laws, we cannot guarantee that our efforts will meet the evolving standards imposed by data protection authorities. In the event that we are found to have violated data privacy laws, we may be subject to additional potential private consumer, business partner or securities litigation, regulatory inquiries, governmental investigations and proceedings and we may incur damage to our reputation. Any such developments may subject us to material fines and other monetary penalties and damages, divert management’s time and attention, and lead to enhanced regulatory oversight all of which could have a material adverse effect on our business and results of operations.
We rely extensively on information technology systems and cybersecurity incidents could adversely affect us.
We rely on information technologies and infrastructure to manage our business, including digital storage of client marketing and advertising information and developing new business opportunities. Increased cybersecurity threats and attacks, which are becoming more sophisticated, pose a risk to our systems and networks. Security breaches, improper use of our systems and unauthorized access to our data and information by employees and/or others may pose a risk that sensitive data may be exposed to unauthorized persons or to the public. We also have access to sensitive or personal data or information that is subject to privacy laws and regulations. Our systems and processes to protect against, detect, prevent, respond to and mitigate cybersecurity incidents and our organizational training for employees to develop an understanding of cybersecurity risks and threats may be unable to prevent material security breaches, theft, modification or loss of data, employee malfeasance and additional known and unknown threats. In addition, we use third-party service providers, including cloud providers, to store, transmit and process data. Any breakdown or breach in our systems or data-protection policies, or those of our third-party service providers, could adversely affect our reputation or business.

The Stagwell Revolving Credit Agreement and Term Loan Credit Agreement (together the “Stagwell Credit Agreements”) contain various covenants that limit Stagwell’s discretion in the operation of our business.
The Credit Agreements limit our discretion in the operation of our business by restricting our ability to:
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sell, purchase, or otherwise acquire assets;

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acquire equity interests;

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guarantee any obligations of any other person;

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pay dividends and make other distributions;

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redeem or repurchase our capital stock;

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incur additional debt and issue capital stock;

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create liens;

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consolidate, merge, or sell substantially all of our assets;

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enter into certain transactions with our affiliates;

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make loans, investments, or advances;

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undergo a change in control;

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engage in new lines of business;

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enter into sale and leaseback transactions;

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enter into swap agreements; and

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amend governing documents where such amendments would be adverse to the lenders.

These restrictions on our ability to operate our business in our discretion could seriously harm our business by, among other things, limiting our ability to take advantage of financing, mergers and acquisitions and other corporate opportunities. The Credit Agreements are subject to various additional covenants including a total leverage ratio financial covenant. Events beyond our control could affect our ability to meet these financial tests, and we cannot assure you that they will be met.
Our indebtedness could adversely affect our cash flow and prevent us from fulfilling our obligations, including those under the Credit Agreements.
As of September 30, 2020, Stagwell had $217.0 million, net of debt issuance costs, of indebtedness. In addition, we expect to make additional drawings under the Credit Agreements from time to time. As a holding company, our ability to pay principal and interest on our indebtedness is dependent on the generation of cash flow by and distributions from our subsidiaries. Our subsidiaries’ business may not generate sufficient cash flow from operations to meet Stagwell’s debt service and other obligations. If we are unable to meet our expenses and debt service obligations as they become due, we may need to obtain additional debt, refinance all or a portion of our indebtedness on or before maturity, sell assets or raise equity. We may not be able to obtain additional debt, refinance any of our indebtedness, sell assets or raise equity on commercially reasonable terms or at all, which could cause us to default on our obligations and impair our liquidity. Our inability to generate sufficient cash flow to satisfy our debt obligations as they become due, to obtain additional debt or to refinance our obligations on commercially reasonable terms would have a material adverse effect on our business, financial condition and results of operations.
If we cannot make scheduled payments on our debt, we will be in default and, as a result, our debt holders could declare all outstanding principal and interest to be due and payable; the lenders under the Credit Agreements could terminate their commitments to loan us money and foreclose against the assets securing our borrowings; and we could be forced into bankruptcy or liquidation. Our level of indebtedness could have adverse consequences on our business. For example, it could:
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make it more difficult for us to satisfy our obligations under the Credit Agreements;

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make it difficult for us to meet our obligations with respect to our contingent deferred acquisition payments;

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increase our vulnerability to general adverse economic and industry conditions;

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require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital and other activities;

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limit our flexibility in planning for, or reacting to, changes in our business and the advertising industry, which may place us at a competitive disadvantage compared to our competitors that have less debt; and

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limit, particularly in concert with the financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds or take other actions.

We may be able to incur substantially more indebtedness, which could further increase the risks associated with our leverage.
We may incur substantial additional indebtedness in the future. The terms of our Credit Agreements permit us and our subsidiaries to incur additional indebtedness subject to certain limitations. If we or our subsidiaries incur additional indebtedness, the related risks that we face could increase.
Stagwell is a holding company dependent on its subsidiaries for our ability to service its debt.
Stagwell is a holding company with no operations of our own. Consequently, our ability to service our debt is dependent upon the earnings from the businesses conducted by our subsidiaries. Our subsidiaries are separate and distinct legal entities. Although our operating subsidiaries have generally agreed to allow us to consolidate and “sweep” cash, subject to the timing of payments due to noncontrolling interest holders, any distribution of earnings to us from our subsidiaries is contingent upon the subsidiaries’ earnings and various other business considerations. Also, our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization will be structurally subordinated to the claims of that subsidiary’s creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.
We have identified material weaknesses in our internal control over financial reporting. If our remediation of such material weaknesses is not effective, or if we fail to develop and maintain a proper and effective internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.
As a privately-held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of public companies required by Section 404(a) of the Sarbanes-Oxley Act.
Following the closing of the Proposed Transactions, we will be a part of the Combined Company and will have significant requirements for enhanced financial reporting and internal controls. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause the Combined Company to fail to meet its reporting obligations on a timely basis, or result in material misstatements in its consolidated financial statements. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business.
In connection with the preparation of our consolidated financial statements as of December 31, 2020, 2019 and 2018 and for the years then ended, we identified material weaknesses in our internal controls over financial reporting including (i) our failure to maintain a sufficient complement of personnel with an appropriate degree of internal controls and accounting knowledge, experience and training commensurate with its accounting and reporting requirements (ii) our inability to design controls or maintain documentary evidence of existing control activities in response to the risks of material misstatement and (iii) our inability to design and maintain effective controls over information technology general controls for information systems relevant to the preparation of our financial statements.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.
While we are designing and implementing measures to remediate our existing material weaknesses, we cannot predict the success of such measures or the outcome of our assessment of these measures at this time. We can give no assurance that these measures will remediate any of the deficiencies in our internal control over financial reporting or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results or cause the Combined Company to fail to meet its reporting obligations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Information both included and incorporated by reference in this Proxy Statement/Prospectus may contain certain forward-looking statements (collectively, “forward-looking statements”) within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Exchange Act and the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under applicable Canadian securities laws. Statements in this document that are not historical facts, including statements about MDC’s or Stagwell’s beliefs and expectations and recent business and economic trends, constitute forward-looking statements. Words such as “estimate,” “project,” “target,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “should,” “would,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “future,” “assume,” “forecast,” “focus,” “continue,” or the negative of such terms or other variations thereof and terms of similar substance used in connection with any discussion of current plans, estimates and projections are subject to change based on a number of factors, including those outlined in this section. Such forward-looking statements may include, but are not limited to, statements related to: future financial performance and the future prospects of the respective businesses and operations of MDC, Stagwell and the Combined Company; information concerning the Proposed Transactions; the anticipated benefits of the Proposed Transactions; the likelihood of the Proposed Transactions being completed; the anticipated outcomes of the Proposed Transactions; the tax impact of the Proposed Transactions on MDC and MDC Canada Shareholders; the timing of the Meeting; the Required Shareholder Approvals and regulatory and stock exchange approval of the Proposed Transactions; and the timing of the implementation of the Proposed Transactions.
Forward-looking statements in this Proxy Statement/Prospectus are based on certain key expectations and assumptions made by the Company. Although the management of the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. The material assumptions upon which such forward-looking statements are based include, among others, assumptions with respect to: the ability to receive, in a timely manner and on satisfactory terms, the Required Shareholder Approvals, the authorization of the Director under the CBCA for the Proposed Transactions; applicability of certain U.S. and Canadian securities regulations and exemptions; the inclusion of the Combined Company Class A Common Shares in U.S. stock market indices; the reaction of the capital markets to the Proposed Transactions; the future marketability of the Combined Company Class A Common Shares; general business, economic and market conditions; the competitive environment; anticipated and unanticipated tax consequences; and anticipated and unanticipated costs.
These forward-looking statements are subject to various risks and uncertainties, many of which are outside the Company’s control. Important factors that could cause actual results and expectations to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled “Risk Factors” beginning on page 51 of this Proxy Statement/Prospectus, and under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the year-ended December 31, 2020 under Item 1A, which are incorporated herein by reference. These and other risk factors include, but are not limited to, the following:
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an inability to realize expected benefits of the Proposed Transactions or the occurrence of difficulties in connection with the Proposed Transaction;

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adverse tax consequences in connection with the Proposed Transactions for MDC, its operations and its shareholders, that may differ from the expectations of MDC or Stagwell, including that future changes in tax law, potential increases to corporate tax rates in the United States and disagreements with the tax authorities on MDC’s determination of value and computations of its tax attributes may result in increased tax costs;

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the occurrence of material Canadian federal income tax (including material “emigration tax”) as a result of the Proposed Transaction;

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the impact of uncertainty associated with the Proposed Transactions on MDC’s and Stagwell’s respective businesses;

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direct or indirect costs associated with the Proposed Transactions, which could be greater than expected;

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the risk that a condition to completion of the Proposed Transactions may not be satisfied and the Proposed Transactions may not be completed; and

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the risk of parties challenging the Proposed Transactions or the impact of the Proposed Transactions on MDC’s debt arrangements.

The foregoing list is not intended to be exhaustive and there may be other key risks that are not listed above that are not presently known to the Company or that the Company currently deems immaterial. Should one or more of these or other risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by the forward-looking statements contained in this Proxy Statement/Prospectus. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this Proxy Statement/Prospectus because the Company can give no assurance that they will prove to be correct.
The forward-looking statements contained in this Proxy Statement/Prospectus are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this Proxy Statement/Prospectus or other specified date and speak only as of such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements in this Proxy Statement/Prospectus as a result of new information or future events, except as may be required under applicable securities law.
You should carefully consider these risks factors and the risk factors outlined in more detail under the caption “Risk Factors”, beginning on page 51 in this Proxy Statement/Prospectus and under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the year-ended December 31, 2020 under Item 1A, which are incorporated herein by reference.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Introduction
On December 21, 2020, MDC and Stagwell entered into the Transaction Agreement contemplating, among other things, the Proposed Transactions. The Stagwell Subject Entities comprise Stagwell Marketing and its direct and indirect subsidiaries. In this section, the Stagwell Subject Entities are referred to as “Stagwell”.
In respect of the Proposed Transactions, the acquired assets and assumed liabilities, together with acquired processes and employees, represent a business as defined in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”). The unaudited pro forma condensed combined financial information assumes that the Proposed Transactions are accounted for as a reverse acquisition using the acquisition method of accounting, pursuant to FASB Topic 805-10, Business Combinations, with MDC treated as the legal acquirer and Stagwell treated as the accounting acquirer. In identifying Stagwell as the acquiring entity for accounting purposes, MDC and Stagwell took into account a number of factors as of the date of this Proxy Statement/Prospectus, including the relative voting rights and the intended corporate governance structure of New MDC. Stagwell is considered the accounting acquirer since it will control the board of directors of the Combined Company and will have an indirect ownership interest in the Combined Company’s only operating subsidiary through its approximately 74% ownership of the common units in OpCo (as may be adjusted in connection with the Stagwell Restructuring). However, no single factor was the sole determinant in the overall conclusion that Stagwell is the acquirer for accounting purposes; rather all factors were considered in arriving at such conclusion Under the acquisition method of accounting, the assets and liabilities of MDC, as the accounting acquiree, will be recorded at their respective fair value as of the date the Proposed Transactions are completed.
The following unaudited pro forma condensed combined financial information gives effect to the Proposed Transactions. The unaudited Pro Forma Condensed Combined Balance Sheet is presented as if the Proposed Transactions had occurred on December 31, 2020. The unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2020 is presented as if the Proposed Transactions had occurred on January 1, 2020, the beginning of the earliest period presented. The unaudited pro forma condensed combined financial information is based on the historical consolidated financial statements of Stagwell and MDC, and the assumptions and adjustments set forth in the accompanying explanatory notes. This unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting where Stagwell is considered the acquirer of MDC for accounting purposes. See “Note 2  —  Basis of Pro Forma Presentation” below on page 84.
The unaudited pro forma condensed combined financial information for the Proposed Transactions has been developed from Stagwell’s and MDC’s historical financial statements. MDC’s audited financial statements are contained in MDC’s Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC on March 16, 2021, which is incorporated by reference into this Proxy Statement/Prospectus. The acquisition of MDC will be accounted for as a business combination and will reflect the application of acquisition accounting in accordance with ASC 805. The pro forma adjustments are based on preliminary estimates of the fair value of the assets acquired and liabilities assumed and information available as of the date of this Proxy Statement/Prospectus. Certain valuations and assessments, including valuations of property, plant and equipment, contingent consideration, other intangible assets as well as the assessment of the tax positions and tax rates of the combined business, are in process and will not be completed until subsequent to the close of the Proposed Transactions. The estimated fair values assigned in this unaudited pro forma condensed combined financial information is preliminary and represent the current best estimate of fair value and are subject to revision.
At the Closing, an aggregate of 216,250,000 Combined Company Class C Common Shares will be issued to Stagwell in exchange for the Stagwell New MDC Contribution. The Combined Company Class C Common Shares do not participate in the earnings of the Combined Company. Additionally, an aggregate of 216,250,000 OpCo Common Units will be issued to Stagwell in exchange for the Stagwell OpCo Contribution.

The fair value of the purchase consideration, or the purchase price, in the unaudited pro forma condensed combined financial information is estimated to be approximately $198.0 million. The purchase consideration consists of approximately 78 million shares of Class A and B common stock based on a per share price of $2.51, which represents the closing price of the MDC Canada Class A Common Shares on December 31, 2020.
Accounting Treatment for the Proposed Transactions and Related Pro Forma Adjustments
As previously noted, the Proposed Transactions are being accounted for as a reverse acquisition using the acquisition method of accounting, pursuant to ASC 805, with MDC treated as the legal acquirer and Stagwell treated as the accounting acquirer. ASC 805 requires the allocation of the purchase price consideration to the fair value of the identified assets acquired and liabilities assumed upon consummation of a business combination. As explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial statements, the total purchase price to acquire MDC has been allocated to the assets acquired and assumed liabilities of MDC based upon preliminary estimated fair values at the date of acquisition, as if the acquisition had occurred on December 31, 2020. The fair value of the acquired assets and assumed liabilities as of the date of acquisition are based on preliminary estimates assisted, in part, by a third-party valuation expert. The estimates are subject to change upon the finalization of appraisals and other valuation analyses, which are expected to be completed no later than one year from the date of acquisition. Although the completion of the valuation activities may result in asset and liability fair values that are different from the preliminary estimates included herein, it is not expected that those differences would alter the understanding of the impact of this transaction on the consolidated financial position and results of operations of Stagwell or the Combined Company.
In connection with the Proposed Transactions, Stagwell and MDC will enter into the Tax Receivables Agreement, pursuant to which the Combined Company will agree to pay Stagwell 85% of the cash savings, if any, in U.S. federal, state, and local income tax or franchise tax that we actually realize as a result of (a) the increases in tax basis attributable to exchanges by Stagwell and (b) tax benefits related to imputed interest deemed to be paid by us as a result of the Tax Receivables Agreement. The Combined Company expects to benefit from the remaining 15% of cash savings, if any, that are realized. Due to the uncertainty in the amount and timing of future Paired Interest Exchanges, the unaudited pro forma consolidated financial information assumes that no exchanges of Paired Interests have occurred and therefore no increases in tax basis in the Combined Company’s assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma consolidated financial information. However, if all of the Paired Interests were exchanged, the Combined Company would recognize a deferred tax asset of approximately $33 million and a liability of approximately $28 million, assuming (i) all Paired Interest Exchanges occurred on the same day; (ii) a constant corporate tax rate of 28%, (iii) the Combined Company will have sufficient taxable income to fully utilize the tax benefits in the year the related tax deduction arises; and (iv) no material changes in tax law. The actual amount of deferred tax assets and related liabilities that the Combined Company will recognize will differ based on, among other things, the timing of the Paired Interest Exchanges, the price of Combined Company Class A Common Shares at the time of the exchange, and the tax rates then in effect.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of December 31, 2020
(In thousands)
	Stagwell Marketing Group LLC Historical		MDC Partners Inc. Historical	Transaction Adjustments		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$92,457		$60,757	$(87,511)	(5a)	$65,703
Accounts receivable, less allowance for doubtful accounts	225,733		374,892	—		600,625
Expenditures billable to clients	11,063		10,552	—		21,615
Other current assets	36,433		40,939	—		77,372
Total current assets	365,686		487,140	(87,511)		765,315
Fixed assets, at cost, less accumulated depreciation	35,614		90,413	—		126,027
Right of use assets – operating leases	57,752		214,188	95,592	(5b)	367,532
Goodwill	351,725		668,211	226,982	(5c)	1,246,918
Other intangible assets, net	186,035		33,844	659,756	(5d)	879,635
Deferred tax assets	—		179	—	(5e)	179
Other assets	17,043	(4a)	17,339	—		34,382
Total assets	1,013,855		1,511,314	894,818		3,419,987

Liabilities, Redeemable Non-Controlling Interests and Shareholders’ Deficit
Current liabilities:
Accounts payable	147,826		168,398	—		316,224
Accruals and other current liabilities	90,556	(4b)	274,968	13,591	(5f)	379,115
Advance billings	66,418		152,956	—		219,374
Current portion of lease liabilities — operating leases	19,579		41,208	3,047	(5b)	63,834
Current portion of deferred acquisition consideration	12,579		53,730	—		66,309
Total current liabilities	336,958		691,260	16,638		1,044,856
Long-term debt	198,024		843,184	77,124	(5g)	1,118,332
Long-term portion of deferred acquisiton consideration	5,268		29,335	(5,845)	(5h)	28,758
Long-term lease liabilities – operating leases	52,606		247,243	18,282	(5b)	318,131
Other liabilities	21,852	(4c)	82,065	30,874	(5i)	134,791
Total liabilities	614,708		1,893,087	137,073		2,644,868
Redeemable Noncontrolling Interests	604		27,137	12,293	(5j)	40,034
Commitments, contingencies and guarantees
Shareholders’ deficit:
Convertible preference shares	—		152,746	33,445	(5k)	186,191
Common shares and other paid-in capital	357,694	(4d)	104,367	(338,910)	(5k)	123,151
Accumulated deficit	—		(709,751)	669,121	(5l)	(40,630)
Accumulated other comprehensive (loss) income	1,062	(4d)	2,739	(2,739)	(5l)	1,062
Shareholders’ Capital (Deficit)	358,756		(449,899)	360,917		269,774
Noncontrolling interests	39,787		40,989	384,536	(5k)	465,312
Total Shareholders’ Capital (Deficit)	398,543		(408,910)	745,453		735,086
Total Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Deficit	$1,013,855		$1,511,314	$894,818		$3,419,987
See the accompanying notes to the unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Twelve Months Ended December 31, 2020
(In thousands, except share and per share amounts)
	Stagwell Marketing Group LLC Historical	MDC Partners Inc. Historical	Transaction Adjustments		Pro Forma Combined
Revenue
Services	$888,032	$1,199,011	$—		$2,087,043
Operating expenses:
Cost of services sold	571,588	769,899	29,652	(6a)	1,371,139
Office and general expenses	191,679	341,565	32,862	(6b)	566,106
Depreciation and amortization	41,025	36,905	52,952	(6c)	130,882
Impairment and other losses	—	96,399	—		96,399
	804,292	1,244,768	115,465		2,164,525
Operating income	83,740	(45,757)	(115,465)		(77,482)
Other income (expenses)
Interest expense and finance charges, net	(6,223)	(62,163)	(20,656)	(6d)	(89,042)
Foreign exchange gain (loss)	—	(982)	(3,421)	(6e)	(4,403)
Other, net	(177)	20,500	—		20,323
	(6,400)	(42,645)	(24,077)		(73,122)
Income before income taxes and equity in earnings of non-consolidated affiliates	77,340	(88,402)	(139,542)		(150,604)
Income tax expense	5,937	116,555	(99,316)	(6f)	23,176
Income before equity in earnings of non-consolidated affiliates	71,403	(204,957)	(40,226)		(173,780)
Equity in earnings (losses) of non-consolidated affiliates	58	(2,240)	—		(2,182)
Net income	71,461	(207,197)	(40,226)		(175,962)
Net income attributable to the noncontrolling interest	(15,105)	(21,774)	172,538	(6g)	135,659
Net income (loss) attributable to Company	56,356	(228,971)	132,312		(40,303)
Accretion on and net income allocated to convertible preference shares	—	(14,179)	—		(14,179)
Net income (loss) attributable to Company common shareholders	$56,356	$(243,150)	$132,312		$(54,482)
Earnings per share:
Net income per share:
Basic		(3.34)			(0.75)	(6h)
Diluted		(3.34)			(0.75)	(6h)
Weighted average number of common shares outstanding:
Basic		72,862,178	—	(6i)	72,862,178
Diluted		72,862,178	—	(6i)	72,862,178
See the accompanying notes to the unaudited pro forma condensed combined financial statements.

1. Description of the Transaction
As part of the MDC Reorganization, (i) OpCo will convert into a limited liability company that will hold MDC’s operating assets. Following the MDC Reorganization, (i) and to which Stagwell will contribute to OpCo the equity interests of the Stagwell Subject Entities in exchange for 216,250,000 common membership interests of OpCo, and (ii) Stagwell will contribute to New MDC an aggregate amount of cash equal to $100 in exchange for Combined Company Class C Common Shares. Stagwell was deemed to be the accounting acquirer under ASC 805 and thus MDC’s net assets are measured at their fair value.
The purchase price allocation has been derived from estimates of the fair value of the tangible and intangible assets and liabilities of MDC, using established valuation techniques. The judgments used to determine the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially affect New MDC’s results of operations. The total purchase price has been allocated on a preliminary basis to identifiable assets acquired and liabilities assumed, based upon valuation procedures performed to date. As of the date of this Form S-4, the valuation studies performed to determine the fair value of the assets acquired and liabilities assumed and the related allocations of purchase price are preliminary. The final determination of the fair values of the identifiable tangible and intangible assets acquired and liabilities assumed may differ from the amounts reflected in the pro forma purchase price allocation, and any differences may be material. The purchase price allocation will be finalized as soon as practicable within the measurement period, but in no event later than one year following the acquisition date.
2. Basis of Pro Forma Presentation
Basis of Preparation of the Pro Forma Information
The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11, as amended by SEC Final Rule Release No. 33-10786, Amendments to Financial Disclosures About Acquired and Disposed Businesses. In accordance with Release No. 33-10786, the unaudited condensed combined pro forma balance sheet and statements of operations reflect transaction accounting adjustments, as well as other adjustments deemed to be directly related to the Proposed Transactions, irrespective of whether or not such adjustment is deemed to be recurring.
The unaudited pro forma condensed combined financial information is presented to illustrate the estimated effects of the Proposed Transactions. The unaudited Pro Forma Condensed Combined Balance Sheet is presented as if the Proposed Transactions had occurred on December 31, 2020. The unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2020 is presented as if the Proposed Transactions had occurred on January 1, 2020. This pro forma information is provided for informational purposes only and is based on available information and reasonable assumptions. The pro forma information does not purport to represent what the actual consolidated results of operations or the consolidated financial position of New MDC would have been if the Proposed Transactions had occurred on the dates indicated, nor is it necessarily indicative of the future consolidated results of operations or consolidated financial position of New MDC. The actual financial position and results of operations of New MDC will likely differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including access to additional information, changes in value not currently identified, and changes in operating results following the dates of the Proposed Transactions and the pro forma financial information.
Accounting for the Transaction
The accompanying unaudited pro forma condensed combined financial statements give effect to the Proposed Transactions. The unaudited pro forma condensed combined financial information is based on the historical consolidated financial statements of Stagwell and MDC, as well as the assumptions and adjustments set forth in these notes. Adjustments reflected in the unaudited pro forma condensed combined financial statements include the balance sheet and statement operations impacts of the application of acquisition method of accounting in accordance with ASC 805. Adjustments also reflect the impact that discrete transactions directly related to the Proposed Transactions have had or will have on the results of operations and financial condition of New MDC.

ASC 805 requires the allocation of purchase consideration to the fair value of the identified assets acquired and liabilities assumed upon consummation of a business combination. For this purpose, fair value shall be determined in accordance with the fair value concepts defined in ASC 820, “Fair Value Measurements and Disclosures,” (“ASC 820”). Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Fair value measurements can be highly subjective and can involve a high degree of estimation.
The determination of the fair value of the identifiable assets acquired and liabilities assumed upon consummation of the Proposed Transactions, as well as the allocation of the estimated consideration to these identifiable assets and liabilities, is preliminary as of the date that the unaudited pro forma condensed combined financial information has been prepared. Accordingly, the fair values of the identifiable assets acquired and liabilities assumed may be revised as additional information becomes available and is evaluated. Since the unaudited pro forma condensed combined financial information has been prepared based upon preliminary estimates of consideration and the fair values of the identifiable assets acquired and liabilities assumed from MDC, the actual amounts eventually recorded in connection with acquisition accounting, including the identifiable intangibles and goodwill, could differ materially from the information presented. However, Stagwell’s management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Proposed Transactions, including the application of the acquisition method of accounting, based on information available at the time. Management further believes that the pro forma adjustments give appropriate effect to the assumptions that have been made and those assumptions have been properly applied.
3. Calculation of purchase Price and Preliminary Allocation of Estimated Fair Value of Assets Acquired and Liabilities Assumed
The total preliminary acquisition purchase price has been calculated as follows:
Fair value of equity consideration	$197,957
Fair value of consideration transferred	$197,957

The equity portion of the purchase price is based on MDC’s closing share price of $2.51 on December 31, 2020. The value of the purchase price consideration will change based on fluctuations in the market price of the MDC Canada Common Shares. The equity portion of the purchase price will vary based on the market price of the MDC Canada Common Shares upon consummation of the acquisition. MDC believes that a 10% fluctuation in the market price of the MDC Canada Common Shares is reasonably possible based on historical volatility, and the potential effect on purchase price would be:
	Company’s Share price	Purchase price (equity portion)
As presented	$2.51	$197,957
10% increase	$2.76	$217,911
10% decrease	$2.26	$178,020

The purchase price is allocated to the underlying assets acquired and liabilities assumed based on their respective fair values, with any excess purchase price allocated to goodwill. The purchase price was allocated as follows:
Fair value of consideration transferred		$197,957
Cash and cash equivalents acquired	$34,649
Net identifiable tangible assets acquired	534,314
Right of use assets acquired	309,780
Net identifiable intangible assets acquired	693,600
Estimated Fair value of total assets acquired (net of Goodwill)	$1,572,343
Accrued expenses and other current liabilities	609,913
Operating lease liability – current and non-current	309,780
Debt	834,481
Deferred acquisition consideration	77,220
Other long-term liabilities	141,753
Redeemable non-controlling interests	39,430
Series 4 & 6 preferred shares	186,191
Non-controlling interests	70,811
Estimated Fair value of total liabilities assumed	$2,269,579
Estimated Fair value of net assets acquired		$(697,236)
Goodwill		$895,193
4. Condensing of Stagwell’s Historical Balance Sheet information impacting the pro forma Balance sheet of the Combined Company
Stagwell Balance Sheet Reclassification Adjustments:
Certain balances within Stagwell’s historical balance sheet were combined to align with presentation of MDC. The following is a summary of the condensing adjustments included in the unaudited pro forma condensed combined balance sheet (in thousands):
(a)   Combines investments of $14,256 and other noncurrent assets of $2,787 historically recorded separately on Stagwell’s balance sheet.
(b)   Combines $994 of current maturities of long-term debt with $89,562 of accruals and other liabilities historically recorded separately on Stagwell’s balance sheet.
(c)   Combines the historical deferred tax liability balance of $16,050 and other noncurrent liabilities of $5,802 historically reported separately on Stagwell’s balance sheet.
(d)   Separates the historical balance of Stagwell accumulated other comprehensive income of $1,062.
5. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
The following summarizes and provides explanations for the pro forma adjustments included in the unaudited pro forma condensed combined balance sheet presented as of December 31, 2020:
(a)   The adjustment of $87,511 reflects the payment of $26,108 to holders of the Senior Notes, calculated as 3% of their principal amount of the bonds, in return for the bondholders’ required consent to complete the Proposed Transactions and a net reduction in Stagwell’s cash of $61,403, reflecting the proceeds received from the issuance of a $90,000 term loan (net of $4,173 in debt financing fees), more than offset by a $147,230 dividend distribution to Stagwell shareholders immediately prior to on the closing of the Transaction. The term loan matures 36 months from the November 13, 2020 issuance date. Interest on the loan which is paid quarterly accrues at a variable rate starting at 3.25% and adjusted as required under the Term Loan Credit Agreement. MDC also incurred third party costs related to securing the bondholders’ consent, which is included in the adjustment detailed in note 6(b) below.
(b)   Adjustments reflect the net effects of remeasuring MDC’s right-of-use asset and lease liability in connection with the application of acquisition accounting. The following table summarizes the net impact of the adjustment:
	Historical MDC Balance(i)	Opening Balance Sheet Amount(ii)	Pro forma Purchase Accounting Adjustment
Operating right-of-use asset(iii)	$214,188	$309,780	$95,592
Operating lease liability, current(iii)	$41,208	$44,255	$3,047
Operating lease liability, net of current portion(iii)	$247,243	$265,525	$18,282

(i)
Amounts reported as historical MDC balances.

(ii)
Refer to Note 3 for a preliminary allocation of acquisition accounting, inclusive of the amounts at which MDC’s leases will be recorded to the opening balance sheet.

(iii)
Adjustments to record the right-of-use asset and lease liability balances based upon amounts determined upon the application of acquisition accounting (see note 6b below for additional information).

(c)   Adjustment recorded to reflect the preliminary amount of goodwill resulting from the excess of purchase consideration paid over the fair value of the net assets acquired, as if the acquisition occurred as of December 31, 2020. Refer to Note 3 for details regarding the allocation of purchase consideration and the calculation of Goodwill resulting from the Proposed Transactions. The amount of Goodwill ultimately recognized in acquisition price accounting at the acquisition closing date will differ from amount shown in the unaudited pro forma condensed combined financial statements due to changes to certain of MDC’s reported current asset and liability balances and changes in the value of the equity consideration subsequent to the date of the unaudited pro forma condensed combined balance sheet. Goodwill resulting from the acquisition is not amortized and will be assessed for impairment at least annually.
	Historical MDC Balance	Opening Balance Sheet Amount)	Pro forma Purchase Accounting Adjustment
Goodwill	$668,211	$895,193	$226,982
(d)   Adjustment recorded to reflect acquired identifiable intangible assets, consisting of tradenames and customer relationships, at their fair values in connection with the application of acquisition accounting. Management has performed a preliminary valuation analysis to determine the fair value of each of the identifiable intangible assets using the “income approach.” Application of the income approach requires management to forecast the expected future cash flows attributable to the intangible assets, which are then discounted to their present value.
The following table summarizes the estimated fair values of the identifiable intangible assets acquired upon consummation of the Proposed Transactions, the estimated useful lives of the identifiable intangible assets, and the amount by which MDC’s historical intangible asset balance was adjusted on a pro forma basis to reflect the identifiable intangible assets at their fair value:
	Estimated fair value	Estimated useful life in years
Trade Names	$84,400	10
Customer Relationships	609,200	2 – 17(i)
Total Acquired Intangible Assets	$693,600
MDC’s historical intangible asset balances	(33,844)
Pro forma Adjustment	$659,756

Customer relationship useful lives vary based on specific customer data at the reporting unit level. MDC has assigned useful lives to the individual intangible assets based on the underlying cash flows expected from each reporting unit’s customer base.
The preliminary estimates of fair value and estimated useful lives could differ from the amounts ultimately determined upon completion of the valuation analysis, and the difference could have a material effect on the accompanying unaudited pro forma condensed combined financial statements. A change in the valuation of the acquired identifiable intangible assets would result in an offsetting change of the same amount to the amount of goodwill recorded in connection with the Proposed Transactions.
(e)   No change to historical deferred tax asset balance. See adjustment 5(i) for additional information.
(f)   The adjustment of $13,591 includes:
•
Transaction costs of $10,625 incurred by MDC

•
Tax liability of $20,967 for Canadian Capital Gains tax related to the Redomiciliation

•
Reduction of $17,405 for accrued consent fees on the Senior Notes as paid.

•
Fair value adjustment to reduce noncontrolling interest liabilities of $596

(g)   The adjustment of $77,124 was to reflect Stagwell’s issuance of a $90,000 term loan net of $4,173 in debt financing fees, partially offset by the capitalization of $8,703 related to the debt modification of MDC’s Senior Notes in order to receive consent from MDC bondholders to complete the Proposed Transactions.
(h)    The adjustment of $5,845 is to reflect the preliminary fair value of deferred acquisition consideration associated with MDC’s legacy acquisitions of MDC. The Monte Carlo simulation (the “MC Simulation”) method was utilized to calculate the fair value of the deferred acquisition consideration. The basis of a MC Simulation involves assigning multiple values to the base case projected cash flows by applying a volatility factor to the cash flows based on market inputs and company specific transactions to achieve multiple results and then to average the results to obtain an estimate. Multiple scenarios were modeled under the MC Simulation method to estimate the payment(s) in connection with the contractual deferred acquisition consideration formula and discounted at a rate of 5.1% to estimate the fair value of the obligation. The discount rate utilized was derived from the risk-free rate increased by the base credit spread of the Senior Notes plus a premium for the subordinated position of the obligation.
(i)   The adjustment of $30,874 to reflect the deferred tax liability impact of the Proposed Transactions. The deferred tax liability impact associated with the Proposed Transactions was determined by multiplying the temporary difference associated with New MDC’s investment in OpCo and other tax attributes retained by New MDC at the applicable combined statutory rates (including the state statutory rate net of U.S. federal benefit), taking into consideration the changes to the book carrying value of MDC’s applicable assets and liabilities as part of acquisition accounting and the related impact of the Stagwell OpCo Contribution.
(j)    The adjustment of $12,293 is to reflect the preliminary fair value of redeemable noncontrolling interest where the noncontrolling interest holder has the right to sell its interest to the Company at a prescribed contractual formula. The MC Simulation method in combination with Scenario Based Analysis (“SBA”) was utilized to calculate the fair value of the redeemable non-controlling interest liability. The MC Simulation method involves assigning multiple values to the base case projected cash flows by applying a volatility factor to the cash flows based on market inputs and company specific transactions to achieve multiple results and then to average the results to obtain an estimate. The SBA is used to measure the fair value under various exercise periods to select the optimal scenario which yielded the highest fair value. The highest average expected value was discounted at a rate of 5.1% to estimate the final fair value. The discount rate utilized was derived from the risk-free rate increased by the base credit spread of MDC’s senior debt plus a premium for the subordinated position of the obligation.

(k)   The adjustments to convertible preference shares, common shares and other paid-in capital and Noncontrolling interests is equal to the sum of the following components:
	5(k) i	5(k) ii	5(k) iii	5(k) iv	5(k) v	5(k) vi	Total Adjustments
Convertible preference shares	$33,445	$—	$—	$—	$—	$—	$33,445	5(k)
Common shares and other paid-in capital	$93,590	$(147,230)	$10,978	$29,652	$28,814	$(354,714)	$(338,910)	5(k)
Noncontrolling interests	$29,822	$—	$—	$—	$—	$354,714	$384,536	5(k)

5(k) i
•
The adjustment to the Convertible Preference Shares of $33,445 is to recognize the MDC Canada Preferred Shares at their estimated fair value of $186,191. The fair value of the shares was estimated at their respective liquidation preference values, which is equal to the stated initial investment value, increased by the annual accretion rate of 8% compounded quarterly through the valuation date.

•
The adjustment to Common shares and other paid-in capital of $93,590 is to recognize the MDC Common shares at their estimated fair value of $197,957. The fair value of the shares was estimated as the common shares outstanding multiplied by the closing share price of MDC Canada Class A Common Shares of $2.51 on December 31, 2020.

•
The adjustment of $29,822 to Noncontrolling interests is to recognize noncontrolling interest at their estimated fair value of $70,811. The fair value of noncontrolling interests begins with the determination of the fair value of each respective entity that has a minority interest holder. The fair value of each entity was determined using both a discounted cash flow analysis and the guideline public company method. The discount rates utilized for the discounted cash flow analysis of each entity ranged from approximately 11% to 20%. Once the fair value of each entity was determined, the fair value of the noncontrolling interest was determined by multiplying the fair value of the respective entity by the minority interest percent of ownership.

5(k) ii
•
The adjustment of $147,230 is to reflect a dividend distribution to be made to Stagwell shareholders immediately prior to the closing of the Proposed Transactions.

5(k) iii
•
The adjustment of $10,978 is to reflect a capital contribution by Stagwell’s parent company to Stagwell Marketing Group, LLC for the payment of transaction costs on its behalf.

5(k) iv
•
The adjustment of $29,652 is to reflect stock compensation for awards to Stagwell Marketing Group’s employees associated with the Transaction. See note 6(a) for additional information for the adjustment to cost of services sold.

5(k) v
•
The adjustment of $28,814 is to reflect the decrease in New MDC’s deferred tax liability in connection with the formation of OpCo as a partnership, recorded at the blended federal and state statutory tax rate of 27.7%.

5(k) vi
•
The adjustment of $354,714 is to reflect a decrease in Common Share and other paid-in capital and an increase in noncontrolling interest to recognize the opening noncontrolling interest balance of Stagwell, as defined in the A&R OpCo LLC Agreement. The adjustment is as follows:

Stagwell’s historical equity	$358,756
Proforma adjustment – 5(k)ii	(147,230)
Stagwell’s proforma equity		$211,526
MDC’s historical shareholders’ deficit	$(449,899)
Proforma adjustment – 5(k)i	33,445
Proforma adjustment – 5(k)i	93,590
Proforma adjustment – 5(k)v	28,814
Proforma adjustment – 5(l)	709,751
Proforma adjustment – 5(l)	(2,739)
MDC’s total equity		412,962
Opco net assets		$624,488
Tax attributes retained by the Combined Company		41,046
MDC Canada Series 4 Preferred Shares – Cumulative liquidation preference		(128,539)
MDC Canada Series 6 Preferred Shares – Cumulative liquidation preference		(57,651)
		479,343
Stagwell’s estimated ownership percentage of the OpCo Common Units		74%
Stagwell – Noncontrolling interest		$354,714
The net tax attributes of $41,046 retained by the Combined Company consist of deferred tax assets relating to US corporate tax losses and tax credits retained by New MDC of $69,860 and deferred tax liabilities attributable to New MDC’s investment in OpCo of $110,906. The liquidation preference of the MDC Canada Series 4 Shares and MDC Canada Series 6 Shares accrete at 8.0% per annum, compounded quarterly.
(l)   The adjustment of $669,121 is to remove MDC’s historical shareholders’ deficit of $709,751 and historical accumulated comprehensive income of $2,739 in connection with acquisition accounting and a reduction of $29,652 to reflect compensation expense associated with stock awards at Stagwell and $10,978 to reflect the expense associated with Stagwell’s transaction costs.
6. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations
The following analysis summarizes and provides explanations for the pro forma adjustments included in the unaudited pro forma condensed combined statements of operations presented for the twelve months ended December 31, 2020.
(a)   The adjustment of $29,652 is to recognize non-recurring compensation expense for new and/or modified awards to corporate and brand employees of Stagwell that will be issued at the closing of the Proposed Transactions.
The awards previously issued were a combination of equity awards subject to ASC 718 and profit sharing/performance bonus awards subject to ASC 710. In both cases the awards were not considered probable of vesting and no prior compensation expense was recognized.
A total of 11,703,771 FAF units will be issued, which will be exchangeable for Class A shares of New MDC. 6,323,855 units will vest immediately upon the closing of the Proposed Transactions and 5,379,916 will vest over a six-month service period.

The compensation expense is calculated as the number of units (11,703,771) multiplied by New MDC’s Class A Common share price of $2.51, which is considered the grant date fair value of all the awards and in accordance with the accounting treatment for modified and/or new awards under ASC 718 and ASC 710.
(b)   The adjustment of $32,862 is a result of the recognition of non-recurring transaction costs of $10,625 for MDC and $10,978 for Stagwell. In addition, rent expense was adjusted higher by $11,259 from $71,257 as reported in MDC’s historical statement of operations to $82,516. The increase in rent expense results from the remeasurement of MDC’s leases as the accounting acquiree, as required by ASC 842, Leases. The lease liabilities are measured at the present value of the remaining lease payments reflecting the current discount rate, as if the lease were a new lease at the acquisition date. The remaining lease payments are those expected over the balance of the lease term with the commencement date being the acquisition date. The right-of-use assets were measured at the same amount as the lease liability and was not adjusted to reflect any favorable or unfavorable current market terms as compared to the existing contractual lease agreements as such amount was immaterial. The weighted average remaining lease term of the leases is approximately 7 years. The weighted average discount rate used in connection with the remeasurement of the lease liabilities was 8.4%, which was derived based on the incremental borrowing rate applicable to the lessee. The incremental borrowing rate is determined by adjusting the lessee’s unsecured borrowing rate associated with the term of the lease for full collateralization as well as the impact of certain economic environments, if necessary.
(c)   The adjustment of $52,952 reflects the net effect impact on depreciation and amortization in connection with acquisition accounting. The adjustment results from removing the intangible asset amortization expense recorded in MDC’s historical statement of operations of $11,260 for the twelve months ended December 31, 2020 and recording the new amortization expense of $64,212 for the tradenames and customer relationship intangible assets.
Pro forma amortization expense has been recorded based upon the following preliminary fair values and estimated useful lives assigned to the tradenames and acquired customer relationship intangible assets:
	Estimated fair value	Estimated useful life in years	Amortization expense Year ended December 31, 2019
Trade names and trademarks	$84,400	10	$8,440
Customer Relationships	609,200	2 – 17	55,772
Total Acquired Intangible Assets	$693,600		$64,212
(d)   The adjustment of $20,656 consists of annual amortization of $7,641 in connection with the Consent Solicitation Consideration, annual interest expense of $8,700 associated with the 100 basis point increase in the interest rate of the Senior Notes and $4,315 of interest expense related to the Term Loan Credit Agreement (see note 5(a) for additional information). The Consent Solicitation Consideration of $26,108 is amortized on a straight-line basis through May 2024, the maturity date of the Senior Notes. The $90 million term loan matures on November 13, 2023, with certain exceptions if the Proposed Transactions are not consummated and bears interest at a variable interest rate starting at 3.25% and adjusted as required under the Term Loan Credit Agreement.
(e)   The adjustment of $3,421 reflects the reversal of a foreign exchange gain for the year ended December 31, 2020 in connection with MDC’s redomestication to the United States from Canada. The adjustment gives effect to the change in functional currency of MDC from the Canadian Dollar to the U.S. Dollar.
(f)   The adjustment of $99,316 reflects the tax impact of acquisition accounting and other proforma adjustments and is the sum of the following components:
	6(f) i	6(f) ii	6(f) iii	6(f) iv	Total
Income Tax Expense	$(148,697)	$(16,877)	$48,579	$17,679	$(99,316)

6(f) i
•
The adjustment of $148,697 represents the tax impact of acquisition accounting adjustments recorded at the blended federal and state statutory tax rate of 27.7% as follows:

•
a tax benefit of $130,911 for the reversal of the valuation allowance for deferred tax assets that are expected to be realizable for the Combined Company

•
a tax benefit of $14,668 for the additional book amortization expense from recording of MDC intangible assets at fair value

•
a tax benefit of $3,118 for the additional rent expense from remeasurement of MDC leases.

6(f) ii
•
The adjustment of $16,877 consists of the tax benefits for the following Transaction related expenses recorded at the blended federal and state statutory tax rate of 27.7% as follows:

•
a tax benefit of $8,213 for stock-based compensation awards to Stagwell employees (see note 6(a) for additional information regarding the stock compensation charge)

•
a tax benefit of $5,721 for additional interest expense related to consent fees of $7,641, additional 1% interest coupon paid to holders of MDC’s Senior Notes of $870 million, and additional interest expense related to Stagwell’s Term Loan Credit Agreement of $4,315 (see note 6(d) for additional information regarding the additional interest expense)

•
a tax benefit of $2,943 for transaction related professional fees.

6(f) iii
•
The adjustment of $48,579 represents additional tax expense resulting from the allocation of profits and losses in proportion to the Stagwell/MDC ownership interests in Opco as follows:

•
the reversal of an income tax benefit of $43,398 calculated as 74% (Stagwell’s ownership interest in OpCo) of $211,721 consisting of the total losses of MDC’s historical financial results plus proforma adjustments for the passthrough entities multiplied by the blended statutory tax rate of 27.7%.

•
income tax expense of $5,181 calculated as 26% (MDC’s ownership interest in OpCo) of $71,943 of profits in Stagwell’s historical passthrough entities multiplied by the blended statutory tax rate of 27.7%.

6(f) iv
•
The adjustment of $17,679 represents the net tax impact of MDC’s Redomiciliation into the U.S. from Canada as follows:

•
tax expense of $20,967 attributable to Canadian capital gains tax

•
a tax benefit of $947 due to the reversal of foreign exchange gains recorded at the blended federal and state statutory tax rate of 27.7%.

•
a tax benefit of $4,697 due to the elimination of U.S. Base Erosion and Avoidance Tax (“BEAT”) related to intercompany interest payments

•
additional U.S. tax expense of $2,356 for Global Intangible Low-Taxed Income (“GILTI”) related to former Canadian Controlled Foreign Corporations transferred to the U.S. in the Redomiciliation.

(g)   The adjustment of $172,538 is to recognize the noncontrolling interest of Stagwell for the year ended December 31, 2020 that is calculated as OpCo’s loss attributable to common units of $233,159, multiplied by Stagwell’s 74% ownership interest of OpCo. OpCo’s loss attributable to common units is equal to the sum of the MDC Partners historical net loss of $228,971 and Stagwell’s historical net income of $56,356 and increasing the loss by (i) total Transaction Proforma Adjustments to net loss of $40,226, (ii) the annual accretion on the convertible preference units of OpCo of $14,179 and (iii) the reversal of the tax benefit on passthrough losses allocated solely to New MDC of $6,139. The annual accretion of $14,179 is calculated at 8.0% per annum, compounded quarterly, and is equal to $9,789 and $4,390 for the OpCo’s Series 4 and Series 6 Preferred Units, respectively. The tax benefit of $6,139 is calculated as OpCo’s passthrough loss allocated solely to New MDC of $22,163 multiplied by the blended federal and state statutory tax rate of 27.7%.
(h)   Amount reflects pro forma basic and diluted loss per share calculated using the Combined Company’s pro forma loss and pro forma weighted average number of shares outstanding.
(i)   Adjustments reflect pro forma basic and diluted weighted average shares outstanding calculated as follows:
	Basic shares December 31, 2019	Diluted shares December 31, 2019
MDC – as previously reported	72,862,178	72,862,178
Issuance of equity consideration shares(i)	—	—
Stagwell – adjusted for pro forma presentation	72,862,178	72,862,178

Shares exchanged for Stagwell net assets upon completion of the Proposed Transactions do not participate in the earnings of the Combined Company. As such, basic EPS is not affected for the Stagwell Class C Shares issued in connection with the Stagwell New MDC Contribution. This assumption is consistent with the assumption that the Proposed Transactions was consummated as of January 1, 2020 for purposes of preparing the unaudited pro forma combined statements of operations.

THE STAGWELL BUSINESS
In this section, the Stagwell Subject Entities are referred to as “Stagwell”, “the Company,” “we,” “our,” or “us”.
About Stagwell
Stagwell Media was founded in 2015 by Mark Penn. Mr. Penn is a limited partner and has served as managing partner of Stagwell since its inception. Stagwell Marketing is a Delaware limited liability company that was formed on March 9, 2017 and was formed to hold the previously existing interests of Stagwell Media in its portfolio of marketing services companies. Stagwell Marketing is governed by the terms and conditions of a limited liability agreement effective as of the same date. Stagwell Media owns all of the equity interests of Stagwell Marketing through Stagwell Marketing Group Holdings LLC.
The Stagwell Subject Entities comprise Stagwell Marketing, and its direct and indirect subsidiaries that own and operate a portfolio of marketing services companies representing the assets and businesses that will be contributed by Stagwell in the Potential Transactions pursuant to the Stagwell Contribution.
Stagwell is an independent, full-service, technology-driven marketing and communications group at the crossroads of the art and science of creativity. Stagwell excels at offering clients simplicity and speed of execution. The Stagwell companies have over 3,700 employees operating in more than 20 countries across North America, Asia, Europe and South America.
In 2019, Stagwell made a $100 million investment in MDC, pursuant to which Mr. Penn was appointed CEO and Chairman of MDC.
Market Strategy
Stagwell has differentiated itself as an industry player positioned to take advantage of the digital transformation by offering digital marketing services, especially as a significant portion of everything that consumers do continues to move online. A majority of Stagwell’s 2020, 2019 and 2018 revenues (90%, 83% and 85%, respectively) were derived from digitally-based work, compared to traditional marketing services holding companies that derive less than 50% of revenue from digital products and services according to Morgan Stanley’s Mid-Year US Advertising Outlook dated July 20, 2020.
Stagwell’s strategy is focused on positioning itself for market-leading growth propelled by:
•
Operating in areas of marketing and advertising that are undergoing double-digit growth, such as digital advertising, which management expects to represent approximately two-thirds of the US advertising market by 2023.

•
Serving the world’s largest users of marketing services, including those who are leading in growing verticals. In 2020, approximately $37 million of Stagwell’s revenues were derived from “FAANG” (Facebook, Apple, Amazon, Netflix and Google) companies and Microsoft, as compared to approximately $17 million in 2019 and approximately $9 million in 2018.

•
Building a centralized marketing and new business team that supports collaboration, sources new business opportunities and markets across the industry to drive awareness.

•
Acquiring complementary assets to upgrade its own digital transformation capabilities and expand its client list.

Stagwell believes it will continue to increase profitability by:
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Investing in and offering a high value set of products that command a premium from clients, in part by moving away from commoditized goods and services and into technology-enabled solutions.

•
Innovating, including through a shared services model that reduces back-office costs across finance, human resources and IT services.

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Managing costs by consolidating real estate, benefits and travel & expense policies across the group.

•
Implementing productivity focused performance-compensation plans with profitability metrics.

Stagwell expects to continue to invest in growth through acquisitions.
Stagwell’s Business
Stagwell’s business includes brands that span four categories of marketing services businesses: digital transformation and performance marketing, research and insights, marketing communications, and digital content. The table below sets forth each of our brands (our “Brands”) and the date of our initial investment in them. The table does not display all agencies or components within each Brand for which Stagwell may or may not maintain the same ownership percentage.
Company	Date of Initial Investment	HQ Location	Stagwell Ownership as of 12/21/20
SKDKnickerbocker	October 2015	Washington, DC	100%
National Research Group	November 2015	Los Angeles, CA	100%
Code and Theory	January 2016	New York, NY	91.5%
PMX Agency	August 2016	New York, NY	100%
Finn Partners	September 2016	New York, NY	Convertible Preferred Shares ($10M)
Stagwell Technologies	October 2016	Toronto, Canada	56%
The Harris Poll	December 2016	New York, NY	100%
Wolfgang Los Angeles	January 2017	Los Angeles, CA	20%
Targeted Victory	March 2017	Washington, DC	60%
HarrisX	March 2017	Washington, DC	100%
MMI Agency	March 2017	Houston, TX	100%
Scout	April 2017	Atlanta, GA	100%
NRG United	June 2017	Los Angeles, CA	100%
Observatory	September 2017	Los Angeles, CA	91.9%
Forward3D	December 2017	London, England	100%
Reputation Defender	April 2018	San Francisco, CA	100%
Ink	September 2018	London, England	81.54%
Rhythm	January 2019	Los Angeles, CA	91.5%
MDC Partners	March 2019	New York, NY	19.9%
Multiview	April 2018	Dallas, TX	100%
The Search Agency	December 2018	Los Angeles, CA	100%
Sloane & Company	January 2020	New York, NY	100%
Headliner Labs	February 2020	New York, NY	100%
Seward Square	March 2020	Washington, DC	100%
Kettle	August 2020	New York, NY	91.5%
Truelogic	October 2020	Buenos Aires, Argentina	91.5%
For financial reporting purposes, Stagwell has six segments, which reflect the four categories of businesses listed below, with our Research business disaggregated into two segments — Research for Technology and Entertainment and Research for Corporate, and, additionally, an All Other segment. For further information relating to Stagwell’s segments, including financial information, see Note 18 to the Stagwell 2020 Consolidated Financial Statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Stagwell.”

Digital Transformation + Performance Marketing
Digital Transformation and Performance Marketing includes Brands that support the delivery of content, commerce, service, and sales using digital channels. These Brands create websites, back-end systems and other digital environments allowing consumers to engage with Brands using search engine optimization, bots, search engine marketing, influencer & affiliate marketing, email marketing, customer relationship management and programmatic advertising. Brands include Code and Theory, Forward PMX Group, MMI Agency and Stagwell Technologies. More than half of Stagwell’s revenues historically have been derived from digital marketing and performance marketing Brands. Our Brands’ strengths include creating curated user experiences (UX) and user interfaces (UI) and managing over $1 billion of performance media spend by clients across the globe, as well as providing end-to-end commerce experiences.
Digital Content
Digital-Content includes Brands that create online and offline content supported by ad sales to help clients target niche B2B audiences and general consumers. Brands include MultiView, Ink and Observatory.
Research
Stagwell’s research Brands provide strategic insights and research-based advice to many of what we believe are the world’s most admired and trusted brands. These companies conduct qualitative and quantitative research among consumers on behalf of theatrical, television, streaming content creators, gaming companies and technology companies to attract and engage consumers. Stagwell’s research portfolio includes NRG, which we believe is the leading FAANG research agency globally and the Harris Poll, which we believe is the leading provider of corporate reputation research. Stagwell’s corporate research Brands conduct qualitative and quantitative research among consumers and B2B audiences to help companies understand their purchase intent habits and trends to aid in marketing decisions and product development, views of brand and corporate reputation and the use of research for public release.
Communications, Public Affairs and Advocacy
Communications, Public Affairs and Advocacy includes Brands that provide strategic communications through media relations, social media and in-person engagements, as well as utilizing digital channels to mobilize and raise funds from supporters and constituents to support political candidates and issue organizations in the public arena. Brands include SKDK, Targeted Victory and Wye Communications. Our marketing communications portfolio includes two of the premier “red” and “blue” political communications and fundraising firms and our agencies also provide crisis management and reputation management services.
All Other
Our “All Other” category includes Brands that create, produce, and promote advertising through traditional and digital channels, and provide public relations, healthcare, online reputation and digital privacy solutions for individuals and businesses. Brands include Scout, Reputation Defender and Collect, Understand and Engage (“CUE”).
Stagwell’s approach to technology and product development
From inception, we have focused resources on innovation. We created a central resource, Stagwell Technologies, to assist our agencies to develop and deliver cutting-edge technology solutions. We also provide global development resources across all major coding languages and technology platforms.
Competition
The marketing services consulting space is fragmented, competitive and evolving as the needs of clients are constantly changing. Stagwell’s competitors include marketing services firms like S4 Capital, Perficient, BlueFocus, YouGov, consultancies like Accenture, traditional holding companies like Omnicom Group Inc. and WPP plc, tech platforms, media companies and others. The Stagwell companies must compete with all of these other companies to maintain and grow existing client relationships and to obtain new clients and assignments.

We believe Stagwell is positioned to compete at this level due to its complementary attributes including global reach, scale of resources and proprietary technology to address client needs. We believe we can provide the scale and resources to service a client across needs and geographies that smaller independent firms lack, as well as the cutting edge, digital-first innovation across our network that larger holding companies and consultancies lack.
Clients
Stagwell serves a large base of clients across the full spectrum of industry verticals. In many cases, we serve the same clients in various geographic locations, across multiple disciplines, and through multiple Stagwell companies. During 2020, 2019 and 2018, Stagwell did not have a single client that accounted for 10% or more of revenues.
Stagwell’s agencies have written contracts with many of their clients. As is customary in the industry, these contracts generally provide for termination by either party on relatively short notice.
Locations
Stagwell has offices in approximately 50 cities and 20 countries.
Employees
Some of Stagwell’s corporate executives and other employees are compensated by Stagwell Group entities for their services to Stagwell and approximately 50 of such employees perform shared functions for our agencies (other than MDC) via Stagwell Marketing. We expect that these employees, to the extent they remain employed, will become employees of the Combined Company upon consummation of the Proposed Transactions. We expect any such employees will enter into new employment agreements with the Combined Company.
As of December 31, 2020, Stagwell employed approximately 3,700 employees worldwide.
Stagwell considers its greatest asset to be its people because of the consultative nature of its business and employees are the crucial factor in its growth. We believe we have satisfactory employee relations.
Seasonality
Historically, we typically generate the highest quarterly revenues during the fourth quarter in each year with a significant increase during the even years. The highest volumes of retail related consumer marketing increase with the back-to-school season through the end of the holiday season. The even years benefit from the US election cycles.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE STAGWELL SUBJECT ENTITIES
The following discussion and analysis are based on and should be read in conjunction with the Stagwell Consolidated Financial Statements and the notes related thereto included elsewhere in this document, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and derived from the financial statements of Stagwell Marketing Group LLC. This Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Stagwell Subject Entities (MD&A) contains forward-looking statements and should be read in conjunction with the disclosures and information contained and referenced under the caption “Cautionary Statement Concerning Forward-Looking Statements” in this document. Amounts reported in this section are in U.S. dollars unless otherwise indicated.
In this section, the Stagwell Subject Entities are referred to as “Stagwell”, “the Company,” “we,” “our,” or “us”.
Executive Summary
On December 21, 2020, MDC and Stagwell Media announced that they had entered into the Transaction Agreement, providing for the combination of MDC with the Stagwell Subject Entities.
The Stagwell Subject Entities comprise Stagwell Marketing and its direct and indirect subsidiaries. Stagwell Marketing is a Delaware limited liability company that was formed on March 9, 2017 and is governed by the terms and conditions of a limited liability agreement effective as of the same date. Stagwell Media owns all of the equity interests of Stagwell Marketing through Stagwell Marketing Group Holdings LLC. Stagwell Media is managed by The Stagwell Group LLC, a registered investment adviser. Stagwell Marketing was formed to hold the previously existing interests of Stagwell Media in its portfolio of marketing services companies and the contribution by Stagwell Media to Stagwell Marketing of all of those interests on March 9, 2017 was accounted for by Stagwell Media at historical cost as a transaction under common control.
Stagwell is an independent, full service, technology-driven marketing consultancy working at the crossroads of the art and science of creativity. We excel at offering clients simplicity and speed of execution. The Stagwell Subject Entities have over 3,700 employees operating in more than 20 countries around the world. For more information about the Stagwell business, see the section of this Proxy Statement/Prospectus entitled “The Parties to the Business Combination: Stagwell”.
Stagwell conducts its business through its operating companies (referred to as “Brands”), each of which is included in one of six reportable segments, which include the following: (i) Digital Transformation and Performance Marketing (“Digital — Marketing”), (ii) Digital Content (“Digital — Content”), (iii) Research for Technology and Entertainment (“Research — Technology”), (iv) Research for Corporate (“Research — Corporate”), (v) Communications, Public Affairs and Advocacy (“Communications, Public Affairs and Advocacy”), and (vi) All Other Brands (“All Other”). The All Other reportable segment reports the operating results of Brands not included in our other segments and that generally have dissimilar economic characteristics. As a result, the All Other reportable segment may report different margin profiles than other segments due to the following: (i) this segment includes Stagwell’s emerging SAAS products that are receiving significant paid marketing support out of the operating expense of the business for customer acquisition and (ii) this segment includes Stagwell’s pharmaceutical marketing line of business which can be more short-term-project-based in nature due to the irregular nature of when pharma product launches occur and when approval is given for them by governmental authorities. In addition, Stagwell reports its corporate office expenses incurred in connection with the strategic resources provided to the operating companies, as well as certain other centrally managed expenses that are not fully allocated to the operating segments as Corporate. Corporate provides client and business development support to the operating segments as well as certain strategic resources, including accounting, administrative, financial, real estate, human resource and legal functions. See Note 18 of the Notes to the Stagwell Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018 included herein for a description of each of our reportable segments.

Recent Developments
Beginning in December 2019, an outbreak of coronavirus (“COVID-19”) emerged in China and has spread to other parts of the world, including locations where the Company conducts business. On March 11, 2020, the World Health Organization announced COVID-19 had been declared a pandemic, and on March 13, 2020 the U.S. President announced a National Emergency relating to the disease. The spread of COVID-19 has caused significant volatility in the United States and international markets and, in many industries, including some in which our clients operate, business activity has virtually shut down entirely. The COVID-19 pandemic has negatively impacted the Company’s results of operations, statement of financial position and cash flows due to its impact on certain of our Brands, particularly those that serve the travel and entertainment industries. In particular, the travel vertical in our Digital Content segment, which primarily delivers content in airports, on airplanes and in hotels, was severely impacted, as marketers who regularly advertise in such spaces canceled orders or deferred placements. In addition, multiple airline partners ceased their airline publications, and airport concessionaires closed due to lack of passenger traffic. These developments resulted in a negative Adjusted EBITDA impact on the Digital Content segment in 2020 of $24 million relative to budget. Additionally, our Research segment’s Entertainment and Technology sector, which specializes in entertainment testing and forecasting, was negatively impacted by theatrical movie delays and theater closings. Adjustments and suspensions by clients to their subscriptions to the Research segment’s syndicated box office forecasting offering resulted in a $9 million decline in revenue (which was partially offset by a $6 million increase in custom work related to streaming offers) and a $3 million decline in Adjusted EBITDA for 2020. We have taken actions in response to the pandemic’s impact to our businesses, including working closely with our clients to address their evolving service requirements and transitioning to a remote work environment, rationalizing our compensation and general and administrative expenses, and monitoring liquidity. The impact of the pandemic and the corresponding actions we have taken are reflected in our judgments, assumptions and estimates in the preparation of the financial statements. The full extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including additional actions taken to contain COVID-19 or treat its impact, among others. Our business and financial results could be materially and adversely impacted.
Financing
On March 18, 2020, we increased the commitments under our existing credit agreement with a syndicate of banks led by JPMorgan Chase Bank, N.A (the “New JPM Syndicated Facility”) by $60 million from $265 million to $325 million. On November 13, 2020, we amended certain terms of our New JPM Syndicated Facility in contemplation of the Proposed Transactions and entered into a term loan agreement (“JPM Credit Agreement”) that provided us with a Delayed Draw Term Loan A in an aggregate principal amount of $90.0 million. For additional information about the terms of our debt obligations see “Liquidity and Capital Resources — Total Debt.”
Acquisitions
Stagwell’s market leading growth is propelled by acquiring complementary assets that support our digital and data competitive advantage as well as expand our client list.
On February 14, 2020, through a wholly owned subsidiary, we acquired Sloane & Company (“Sloane”), which was majority owned by MDC, for $24.4 million of total consideration. Total consideration included two cash payments of $19.6 million in total , plus contingent deferred acquisition consideration of $4.8 million. The maximum contingent deferred acquisition consideration is $7.1 million, and is dependent on Sloane reaching certain operating goals in 2020 and 2021, as defined in the agreement. Sloane is a strategic communications firm, based out of New York. Sloane will extend our current suite of services and allow us to serve the needs of clients accessing the capital markets and special situations verticals.
On August 14, 2020, through a wholly owned subsidiary, we acquired Kettle Solutions, LLC (“Kettle”) for $5.4 million of total consideration. Total consideration included a cash payment of $4.9 million, plus an additional $0.5 million due upon the finalization of Kettle’s working capital accounts. The purchase agreement also offers up to an additional $11.9 million in deferred consideration, which the Company considers to be contingent compensation, and is dependent on Kettle reaching certain contractually defined operating goals in 2020, 2021, 2022 and 2023. Kettle is a web design and content creation firm that assists its customers in developing and executing marketing campaigns, based out of New York.
On October 30, 2020, through a wholly owned subsidiary, we acquired Truelogic Software, LLC, Ramenu S.A., and Polar Bear Development S.R.L (collectively referred to as “Truelogic”) for $17.3 million of total consideration. Total consideration included a cash payment of $8.9 million, contingent deferred acquisition consideration of $7.9 million, and an additional $0.5 million due upon the finalization of Truelogic’s working capital accounts. The maximum contingent deferred acquisition consideration is $15.0 million, and is dependent on Truelogic reaching certain contractually defined operating goals in 2020, 2021, 2022 and 2023. The assets acquired and liabilities assumed have been recorded using preliminary estimates of their fair value and remains an ongoing process that is subject to change for up to one year subsequent to the closing date of the acquisition. Truelogic is a Buenos Aires based software development firm that assists customers in sourcing top South American engineering talent and developing small-scale software projects.
Significant Factors Affecting our Business and Results of Operations
The most significant factors affecting our business and results of operations include national, regional, and local economic conditions, our clients’ profitability, mergers and acquisitions of our clients, changes in top management of our clients and our ability to retain and attract key employees. New business wins and client losses occur due to a variety of factors. The two most significant factors are (i) our clients’ desire to change marketing communication firms, and (ii) the digital and data-driven products that our Brands offer. A client may choose to change marketing communication firms for several reasons, such as a change in leadership where new management wants to retain an agency that it may have previously worked with. In addition, if the client is merged or acquired by another company, the marketing communication firm is often changed. Clients also change firms as a result of the firm’s failure to meet marketing performance targets or other expectations in client service delivery.
Seasonality
Historically, we typically generate the highest quarterly revenue during the fourth quarter in each year with a significant increase during the even years. The highest volumes of retail related consumer marketing increase with the back-to-school season through the end of the holiday season. The even years benefit from the US election cycles.
Non-GAAP Measures:
Stagwell reports its financial results in accordance with GAAP. Additionally, we have included certain non-GAAP financial measures that we use to operate the business. We believe these measures provide useful supplemental information to both management and readers of this report when evaluating our financial performance and financial condition. These measures do not have a standardized meaning prescribed by GAAP and should not be construed as an alternative to other titled measures determined in accordance with GAAP.
The key metrics that we use to evaluate our financial performance are (1) organic and inorganic revenue (as defined below), and (2) Adjusted EBITDA.
We use two non-GAAP measures  — organic revenue and inorganic revenue (as defined below) when evaluating growth or decline in our revenues. These measures permit us to isolate the changes in revenue of our existing businesses from period to period, which are defined as the businesses that were owned for the entirety of both periods being compared.
“Inorganic revenue” consists of (i) for acquisitions during the current year, the revenue effect from such acquisitions as if the acquisition had been owned during the equivalent period in the prior year and (ii) for acquisitions during the previous year, the revenue effect from such acquisitions as if they had been owned during that entire year (or same period as the current reportable period), taking into account their respective pre-acquisition revenue for the applicable periods.

“Organic revenue” is calculated by subtracting both the foreign exchange and acquisition (disposition) components from total revenue. “Organic revenue growth” and “organic revenue decline” refers to the positive or negative changes in revenue that were not attributable to the effects of foreign exchange or acquired run rate revenue from acquisitions. The organic revenue growth(decline) component reflects the constant currency impact of (a) the change in revenue of the Company’s Brands that have been held throughout each of the comparable periods presented, and (b) inorganic revenue.
We use the term "existing brands" or “existing businesses” to mean businesses that were owned for the entirety of both years being compared. We use the term "acquired brands" or “acquired businesses” to refer to businesses that were acquired during the periods being compared.
We exclude the effect of acquisitions and dispositions when evaluating period-to-period organic revenue because the nature, size, timing and number of acquisitions and divestitures can vary dramatically from period-to-period, obscuring underlying business trends and making comparisons of long-term performance difficult. We exclude the effect of currency translation from organic revenue because currency translation is not under management’s control, is subject to volatility and can obscure underlying business trends.
We believe comparing organic revenue from period to period illustrates the underlying financial performance of our businesses including the impact of management’s oversight and decisions, the impact of our investments and resource allocation decisions on our business, and is indicative of the market conditions our businesses operate in.
We completed acquisitions during the periods reported for certain segments, for which we describe inorganic revenue below, as well as the corresponding organic revenue growth (decline). In 2020, these segments were Digital — Marketing, Digital — Content, and Communications, Public Affairs and Advocacy. In 2019, these segments were Digital — Marketing, Digital — Content, Communications, Public Affairs and Advocacy, and All Other. “Adjusted EBITDA” is defined as net income adjusted for (a) interest expense, (b) provision for income taxes, (c) depreciation and amortization expense, (d) other income (expenses), (e) equity in earnings (losses) of unconsolidated affiliates, (f) deferred acquisition consideration adjustments, and (g) other items, net. Other items, net includes items such as acquisition-related expenses, other non-recurring items and other restructuring costs. We believe Adjusted EBITDA is a useful measure for investors to evaluate the performance of our business. Adjusted EBITDA should be viewed as supplemental to, and not as an alternative for net income calculated in accordance with GAAP or operating income calculated in accordance with GAAP. This section includes a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures, as presented in the tables below.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
The following table presents a summary of our consolidated financial results for the years ended December 31, 2020 and 2019.
	Year Ended December 31,				Change
(Amounts reported in thousands)	2020	% of Revenue	2019	% of Revenue	$	%
Revenue	$888,032		$628,666		$259,366	41.3%
Operating expenses:
Cost of services sold	571,588	64.7%	376,280	59.9%	195,308	51.9%
Office and general expenses	191,679	21.4%	175,962	28.0%	15,717	8.9%
Depreciation and amortization	41,025	4.6%	35,729	5.7%	5,296	14.8%
Total operating expenses	804,292	90.7%	587,971	93.5%	216,321	36.8%
Operating income	83,740	9.3%	40,695	6.5%	43,045	105.8%
Other expenses, net
Interest expense, net	(6,223)	-0.7%	(8,659)	-1.4%	2,436	-28.1%
Other expense, net	(177)	0.0%	(1,144)	-0.2%	967	-84.5%
Income before taxes and equity in earnings (losses) of unconsolidated affiliates	77,340	8.6%	30,892	4.9%	46,448	150.4%
Provision for income taxes	(5,937)	-0.7%	(10,004)	-1.6%	4,067	-40.7%
Equity in earnings (losses) of unconsolidated affiliates	58	0.0%	(158)	0.0%	216	-136.7%
Net income	71,461	8.0%	20,730	3.3%	50,731	244.7%
Less: Net income attributable to noncontrolling interest	18,231	2.0%	2,326	0.4%	15,905	683.8%
Less: Net (loss) income attributable to redeemable noncontrolling interest	(3,126)	-0.3%	1,263	0.2%	(4,389)	-347.5%
Net Income attributable to Stagwell Media	$56,356	6.3%	$17,141	2.7%	$39,215	228.8%
Net income	$71,461	8.0%	$20,730	3.3%	$50,731	244.7%
Interest expense, net	6,223	0.7%	8,659	1.4%	(2,436)	-28.1%
Provision for income taxes	5,937	0.7%	10,004	1.6%	(4,067)	-40.7%
Depreciation and amortization	41,025	4.6%	35,729	5.7%	5,296	14.8%
Other expense, net	177	0.0%	1,144	0.2%	(967)	-84.5%
Equity in earnings (losses) of unconsolidated affiliates	(58)	0.0%	158	0.0%	(216)	-136.7%
Acquisition-related expenses	10,988	1.2%	6,453	1.0%	4,535	70.3%
Deferred acquisition consideration expenses	4,497	0.5%	15,652	2.5%	(11,155)	-71.3%
Other non-recurring items	—	0.0%	(241)	0.0%	241	-100.0%
Other restructuring costs	2,918	0.3%	555	0.1%	2,363	425.9%
Adjusted EBITDA	$143,168	16.0%	$98,843	15.7%	$44,325	44.8%
Consolidated Results of Operations
Revenue
Revenue for year ended December 31, 2020 was $888.0 million compared to $628.7 million for the year ended December 31, 2019. The increase of $259.4 million, or 41.3%, included organic revenue  growth of $182.7 million, or 29.1%, inorganic revenue of $76.1 million, and a foreign exchange gain of $0.6 million. Organic revenue growth was primarily attributable to a $258.7 million increase in organic revenues from our Communications, Public Affairs and Advocacy segment. This was offset by declines in our Digital —

Marketing segment of $20.1 million, or 9.6%, and Digital —  Content segment of $66.0 million, or 41.9%. All remaining segments reported organic revenue growth of $10.1 million, or 6.7%. Inorganic revenue included $33.2 million from investments that expanded our B2B programmatic advertising offering, $28.7 million from investments that expanded our digital transformation and platform management systems offerings, and $14.3 million from investments that expanded our strategic corporate communications offering.
Our revenue includes third-party direct costs, which are expenses incurred with third-party vendors when we act as the principal when performing services for our clients. Third-party direct costs for the year ended December 31, 2020 were $254.8 million compared to $65.8 million for the year ended December 31, 2019. The increase of $189.0 million, or 287.2%, was principally due to certain media and production purchases, and fees paid to third-party vendors for services rendered. The components of the changes in revenue by reportable segment for the year ended December 31, 2020 compared to the year ended December 31, 2019 were as follows:
Segment (Amounts reported in thousands)	Year Ended December 31,
	2020	Foreign Currency	Organic	Inorganic	2019
Digital – Marketing	$217,091	$104	$(20,060)	$28,704	$208,343
Digital – Content	125,152	475	(66,036)	33,167	157,546
Research – Technology	55,487	—	(2,866)	—	58,353
Research – Corporate	54,062	—	2,094	—	51,968
Communications, Public Affairs and Advocacy	385,319	—	258,679	14,252	112,388
All Other	50,921	—	10,853	—	40,068
Total	$888,032	$579	$182,664	$76,123	$628,666
Operating Expenses
Operating expenses for the year ended December 31, 2020 were $804.3 million compared to $588.0 million for the year ended December 31, 2019. The increase of $216.3 million, or 36.8%, was related to $154.3 million of additional costs in our existing businesses and $62.0 million of operational costs from acquired businesses.
Our existing brands reported an increase in operating expenses of $154.3 million, or 26.2%, which were mainly driven by operating expenses increases totaling $197.0 million that supported revenue growth at our Communications, Public Affairs and Advocacy and our All Other segments. These increases were partially offset by several cost reduction initiatives at our Digital — Content and Digital — Marketing segments that were adversely impact by COVID-19 totaling $59.4 million. All remaining segments and Corporate reported an increase in operating expenses of $16.8 million, or 2.9%.
Operating Income
Operating income for the year ended December 31, 2020 was $83.7 million compared to $40.7 million for the year ended December 31, 2019. The increase of $43.0 million, or 105.8%, was primarily due to operating income increases from our existing brands contributing $28.5 million and from acquired businesses during the period contributing $14.5 million.
Interest Expense, Net
Interest expense, net, for the year ended December 31 , 2020 was $6.2 million compared to $8.7 million for the year ended December 31, 2019. The decrease of $2.4 million, or 28.1%, was primarily due to a 3.4% reduction in the weighted average interest rate, partially offset by an increase in our average borrowings under the New JPM Syndicated Facility.
Other Expense, net
Other expense, net, for the year ended December 31, 2020 was $0.2 million compared to $1.1 million for the year ended December 31 , 2019.

Provision for Income Taxes
Income tax expense for the year ended December 31, 2020 was $5.9 million, which resulted in an effective tax rate of 7.6% on income before taxes and equity in earnings (losses) of unconsolidated affiliates of $77.3 million. Comparatively, income tax expense for the year ended December 31 , 2019 was $10.0 million, which resulted in an effective tax rate of 32.4% on income before taxes and equity in earnings (losses) of unconsolidated affiliates of $30.9 million. The decrease in the provision for income taxes is primarily due to a reduction in taxable income at certain Brands that are classified as regarded entities, which includes controlled foreign corporations as well as domestic corporations, and increases in taxable income at certain Brands that are classified as pass through entities for US tax purposes .
Equity in Earnings (Losses) of Unconsolidated Affiliates
Equity in earnings (losses) of unconsolidated affiliates for the year ended December 31, 2020 was earnings of $0.1 million compared to a loss of $0.2 million for the year ended December 31, 2019. The increase  of $0.2 million, or 136.7%, was due to an  increase in the operating results of the Company’s equity investment.
Net Income Attributable to Noncontrolling Interest
Net Income Attributable to Noncontrolling Interest for the year ended December 31, 2020 was $18.2 million compared to $2.3 million for the year ended December 31, 2019. The increase of $15.9 million, or 683.8%, was principally due to the increase in operating results of the Company’s digital advocacy and fundraising business. See Note 14 of the Notes to the Stagwell Consolidated Financial Statements for the year ended December 31, 2020 included herein for details of our noncontrolling interest.
Net (Loss) Income Attributable to Redeemable Noncontrolling Interest
Net (Loss) Income Attributable to Redeemable Noncontrolling Interest for the year ended December 31, 2020 was a loss of $3.1 million compared to income of $1.3 million for the year ended December 31, 2019. The decrease of $4.4 million, or 347.5%, was principally due to a decrease in the operating results of certain Brands that were directly impacted by COVID-19.
Net Income Attributable to Stagwell Media
Net Income Attributable to Stagwell Media for the year ended December 31, 2020 was $56.4 million, compared to $17.1 million for the year ended December 31, 2019. The increase of $39.2 million, or 228.8%, was principally due to the increases in our revenue and operating expenses, which are discussed above, that resulted in an operating income increase of $43.0 million. The increase is also due to a reduction in interest expense of $2.4 million and provision for income taxes of $4.1 million, offset by net income attributable to noncontrolling interest of $15.9 million, which are all described above.

REPORTABLE SEGMENTS RESULTS OF OPERATIONS
The following discussion provides additional detailed disclosures for each of our reportable segments.
Digital — Marketing: Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
The Digital-Marketing reportable segment includes Brands that support the delivery of content, commerce, service, and sales using digital channels. These Brands create websites, back-end systems and other digital environments allowing consumers to engage with Brands using search engine optimization, bots, search engine marketing, influencer & affiliate marketing, email marketing, customer relationship management and programmatic advertising. Brands include Code and Theory, Forward PMX Group, MMI Agency and Stagwell Technologies.
Digital-Marketing’s operating results, including revenue, operating income, net income and Adjusted EBITDA for the year ended December 31, 2020 compared to the year ended December 31, 2019 were as follows:
	Year Ended December 31,				Change
(Amounts reported in thousands)	2020	% of Revenue	2019	% of Revenue	$	%
Revenue	$217,091		$208,343		8,748	4.2%
Operating Income	27,810	12.8%	23,977	11.5%	3,833	16.0%
Net Income	21,775	10.0%	16,922	8.1%	4,853	28.7%
Adjusted EBITDA	44,866	20.7%	36,511	17.5%	8,355	22.9%
Digital-Marketing’s revenue for the year ended December 31, 2020 was $217.1 million compared to $208.3 million for the year ended December 31, 2019. The increase of $8.7 million, or 4.2%, was primarily due to revenue from acquired businesses of $28.7 million, which included$0.1 million of organic revenue growth. These acquired businesses expanded our content and platform management systems as well as our performance marketing offerings. The increase in revenue was offset by revenue declines of $20.1 million from our existing digital transformation, performance marketing and social media businesses when certain clients paused active programs or realized a delay in expected new business wins. Additionally, this segment reported a foreign exchange gain of $0.1 million.
Digital-Marketing’s operating income for the year ended December 31, 2020 was $27.8 million compared to $24.0 million for the year ended December 31, 2019. The increase of $3.8 million, or 16.0%, was primarily due to the revenue increases of $8.7 million noted above that were partially offset by an increase in operating expenses totaling $4.9 million. This included additional operating expenses related to acquired businesses totaling $23.4 million, which included compensation, real estate and other general and administrative costs. These additions were partially offset by $18.4 million in cost reduction initiatives at our existing brands that were primarily aimed at lowering third-party direct costs and compensation expenses in response to their revenue declines of $20.1 million noted above.
Digital-Marketing’s Adjusted EBITDA for the year ended December 31, 2020 was $44.9 million compared to $36.5 million for the year ended December 31, 2019. The increase of $8.4 million, or 22.9%, is primarily due to the increase to operating income of $3.8 million noted above, increases to-deferred acquisition consideration expenses of $1.8 million, depreciation and amortization of $1.6 million, and tax provision of $1.2 million, partially offset by acquisition-related expenses and purchase accounting adjustments totaling $0.2 million.
Digital — Content: Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
The Digital-Content reportable segment includes Brands that create online and offline content supported by ad sales to help clients target niche B2B audiences and general consumers. Brands include MultiView, Ink and Observatory.
Digital-Content’s operating results, including revenue, operating (loss) income, net (loss) income, and Adjusted EBITDA for the year ended December 31, 2020 compared to the year ended December 31, 2019 were as follows:

	Year Ended December 31,				Change
(Amounts reported in thousands)	2020	% of Revenue	2019	% of Revenue	$	%
Revenue	$125,152		$157,546		(32,394)	-20.6%
Operating (Loss) Income	(13,989)	-11.2%	5,543	3.5%	(19,532)	-352.4%
Net (Loss) Income	(13,995)	-11.2%	1,395	0.9%	(15,390)	-1103.2%
Adjusted EBITDA	(46)	-0.0%	22,475	14.3%	(22,521)	-100.2%
Digital-Content’s revenue for the year ended December 31, 2020 was $125. 2 million compared to $157.5 million for the year ended December 31, 2019. The decrease of $32.4 million, or 20.6%, was primarily due to revenue declines from our existing travel marketing business totaling $62.3 million, which was directly impacted by global travel restrictions put in place in response to COVID-19, and $5.0 million from our creative production business. This decline was offset by additional revenue from acquired businesses that expanded our B2B marketing offering totaling $34.4 million, which included $1.3 million of organic revenue growth. Additionally, this segment reported a foreign exchange gain of $0.5 million.
Digital-Content’s operating loss for the year ended December 31, 2020 was $14.0 million compared to operating income of $5.5 million for the year ended December 31, 2019. The decline of $19.5 million, or 352.4%, was primarily due to the revenue declines of $32.4 million noted above, partially offset by a decrease in operating expenses totaling $12.9 million. This included $37.9 million in cost reduction initiatives at our existing brands that were primarily aimed at lowering third-party direct costs, compensation expenses and revenue share payments with our travel partner in response to revenue declines of $61.9 million noted above. These declines were partially offset by operating expenses related to acquired businesses totaling $28.1 million, which included third-party direct costs, compensation,real estate and other general and administrative costs.
Digital-Content’s Adjusted EBITDA for the year ended December 31, 2020 was a loss of $0.1 million compared to an income of $22.5 million for the year ended December 31, 2019.
The decrease of $22.5 million, or 100.2%, is primarily due to the decline in operating loss of $19.5 million noted above plus, the net impact of changes to acquisition-related expenses and other restructuring costs totaling $3.5 million.
Research — Technology: Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
The Research — Technology reportable segment consists of a single Brand, National Research Group, which conducts qualitative and quantitative research among consumers on behalf of theatrical, television, streaming content creators, gaming companies and technology companies to attract and engage consumers.
Research — Technology’s operating results, including revenue, operating income, net income, and Adjusted EBITDA for the year ended December 31, 2020 compared to the year ended December 31, 2019 were as follows:
	Year Ended December 31,				Change
(Amounts reported in thousands)	2020	% of Revenue	2019	% of Revenue	$	%
Revenue	$55,487		$58,353		(2,866)	-4.9%
Operating Income	9,367	16.9%	12,738	21.8%	(3,371)	-26.5%
Net Income	6,513	11.7%	8,765	15.0%	(2,252)	-25.7%
Adjusted EBITDA	11,796	21.3%	14,553	24.9%	(2,757)	-18.9%
Research — Technology’s revenue for the year ended December 31, 2020 was $55.5 million compared to $58.4 million for the year ended December 31, 2019. The decrease of $2.9 million, or 4.9%, was primarily due to certain clients directly impacted by COVID-19. Due to travel restrictions, movie theatre closings around the world and forced production pauses, clients elected to pause or cancel new and ongoing syndicated and custom research studies for television and theatrical content release totaling $17.2 million. However, most of the decline was recovered by growth in the streaming, gaming and technology verticals totaling $14.0 million.
Research — Technology’s operating income for the year ended December 31, 2020 was $9.4 million compared to $12.7 million for the year ended December 31, 2019. The decrease of $3.4 million, or 26.5%, was primarily due to the revenue declines of $2.9 million noted above and increased custom data acquisition costs of $0.5 million.
Research — Technology’s Adjusted EBITDA for the year ended December 31, 2020 was $11.8 million compared to $14.6 million for the year ended December 31, 2019. The decrease of $2.8 million, or 18.9%, was principally due to revenue declines of $2.9 million noted above.
Research — Corporate: Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
The Research — Corporate reportable segment includes Brands that conduct qualitative and quantitative research among consumers and B2B audiences to help companies understand their purchase intent habits and trends to aid in marketing decisions and product development, views of brand and corporate reputation and the use of research for public release. Brands include Harris Insights and Analytics and HarrisX.
Research — Corporate’s operating results, including revenue, operating income, net income, and Adjusted EBITDA for the year ended December 31, 2020 compared to the year ended December 31, 2019 were as follows:
	Year Ended December 31,				Change
(Amounts reported in thousands)	2020	% of Revenue	2019	% of Revenue	$	%
Revenue	$54,062		$51,968		2,094	4.0%
Operating Income	3,828	7.1%	6,064	11.7%	(2,237)	-36.9%
Net Income	3,340	6.2%	5,214	10.0%	(1,875)	-36.0%
Adjusted EBITDA	6,653	12.3%	8,739	16.8%	(2,086)	-23.9%
Research — Corporate’s revenue for the year ended December 31, 2020 was $54.1 million compared to $52.0 million for the year ended December 31, 2019. The increase of $2.1 million, or 4.0%, was primarily due to growth in the enterprise technology research vertical.
Research — Corporate’s operating income for the year ended December 31, 2020 was $3.8 million compared to $6.1 million for the year ended December 31, 2019. The decrease of $2.2 million was primarily due to the revenue increase of $2.1 million noted above that was offset by an increase in operating expenses totaling $4.3 million related to the establishment of our enterprise technology research offering and increased data acquisition costs.
Research — Corporate’s Adjusted EBITDA for the year ended December 31, 2020 was $6.7 million compared to $8.7 million for the year ended December 31, 2019. The decrease of $2.1 million, or 23.9%, was principally due to the operating income decline of $2.2 million noted above.
Communications, Public Affairs and Advocacy: Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
The Communications, Public Affairs and Advocacy reportable segment includes Brands that provide strategic communications through media relations, social media and in-person engagements, as well as utilizing digital channels to mobilize and raise funds from supporters and constituents to support political candidates and issue organizations in the public arena. Brands include SKDK, Targeted Victory and Wye Communications.
Communications, Public Affairs and Advocacy’s operating results, including revenue, operating income (loss), net income (loss), and Adjusted EBITDA for the year ended December 31, 2020 compared to the year ended December 31, 2019 were as follows:

	Year Ended December 31,				Change
(Amounts reported in thousands)	2020	% of Revenue	2019	% of Revenue	$	%
Revenue	$385,319		$112,388		272,931	242.8%
Operating Income (Loss)	70,404	17.9%	(1,395)	-1.2%	71,799	5146.9%
Net Income (Loss)	69,521	17.7%	(2,518)	-2.2%	72,039	2861.0%
Adjusted EBITDA	78,913	20.0%	18,213	16.2%	60,700	333.3%
Communications, Public Affairs and Advocacy’s revenue for the year ended December 31, 2020 was $385.3 million compared to $112.4 million for the year ended December 31, 2019. The increase of $272.9 million, or 242.8%, which included $178.7 million of third-party direct costs, was primarily due to revenue growth from our existing businesses that worked on a number of issue advocacy programs, fundraising activities and campaign strategy during the US 2020 election cycle. Additionally, revenue from acquired businesses where we expanded our strategic corporate communications was $13.3 million, which included a decline in organic revenue of $1.0 million.
Communications, Public Affairs and Advocacy’s operating income for the year ended December 31, 2020 was $70.4 million compared to an operating loss of $1.4 million for the year ended December 31, 2019. The increase of $71.8 million, or 5,146.9%, was primarily due to the revenue growth of $272.9 million noted above, partially offset by an increase in operating expenses of $ 201.1 million. The increase in operating expenses is primarily from our existing brands increasing $190.6 million, which included $178.5 million of third-party direct costs, and $27.6 million of additional compensation and other general and administrative expense to support the revenue growth, partially offset by a net decrease in deferred acquisition consideration expenses of $15.5 million. Further, operating expenses related to acquired businesses were $10.6 million, which included compensation, real estate and other general and administrative costs.
Communications, Public Affairs and Advocacy’s Adjusted EBITDA for the year ended December 31, 2020 was $78.9 million compared to $18.2 million for the year ended December 31, 2019. The increase of $60.7 million, or 333.3%, is primarily due to the operating income increase of $71.8 million noted above, plus an increase in depreciation and amortization of $1.8 million attributable to both our existing businesses and acquisitions during the period, partially offset by the change to deferred acquisition consideration expenses of $13.2 million.
All Other: Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
The All Other reportable segment includes Brands that create, produce, and promote advertising through traditional and digital channels, and provide public relations, healthcare, online reputation and digital privacy solutions for individuals and businesses. Brands include Scout, Reputation Defender and Collect, Understand and Engage (“CUE”).
All Other’s operating results, including revenue, operating income (loss), net income (loss), and Adjusted EBITDA for the year ended December 31, 2020 compared to the year ended December 31, 2019 were as follows:
	Year Ended December 31,				Change
(Amounts reported in thousands)	2020	% of Revenue	2019	% of Revenue	$	%
Revenue	$50,921		$40,068		10,853	27.1%
Operating Income (Loss)	1,383	2.7%	(3,113)	-7.8%	4,496	-144.4%
Net Income (Loss)	1,371	2.7%	(3,413)	-8.5%	4,784	-140.2%
Adjusted EBITDA	4,566	9.0%	88	0.2%	4,478	5088.6%
All Other’s revenue for the year ended December 31, 2020 was $50.9 million compared to $40.1 million for the year ended December 31, 2019. The increase of $10.9 million, or 27.1%, was primarily due to our healthcare practice benefiting from multiple drug candidates entering the market and growth in our online reputation and executive privacy digital products, which contributed $8.9 million and $2.0 million, respectively.

All Other’s operating income for the year ended December 31, 2020 was $1.4 million compared to an operating loss of $3.1 million for the year ended December 31, 2019. The increase of $4.5 million was primarily due to the revenue increase of $10.9 million noted above, which was partially offset by increases in compensation as well as other general and administrative costs totaling $3.8 million and third-party direct costs totaling $1.6 million.
All Other’s Adjusted EBITDA for the year ended December 31, 2020 was $4.6 million compared to $0.1 million for the year ended December 31, 2019. The increase of $4.5 million is primarily due to the operating income increase noted above.
Corporate: Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Corporate includes expenses incurred by our corporate function. These costs primarily consist of office and general expenses, salaries and employee-related expenses that are not fully allocated to the operating segments. These costs include salaries, long-term incentives, bonuses and other miscellaneous benefits for corporate office employees, corporate office expenses, professional fees related to financial statement audits and legal, information technology and other consulting services that are engaged through our corporate office, and depreciation incurred on our corporate office. The Corporate operating loss was $15.1 million and $3.1 million for the years ended December 31, 2020 and 2019, respectively.

YEAR ENDED DECEMBER 31, 2019 COMPARED TO YEAR ENDED DECEMBER 31, 2018
The following table presents a summary of our consolidated financial results for the years ended December 31, 2019 and 2018.
	Year Ended December 31,				Change
(Amounts reported in thousands)	2019	% of Revenue	2018	% of Revenue	$	%
Revenue	$628,666		$426,432		$202,234	47.4%
Operating expenses:
Cost of services sold	376,280	59.9%	257,524	60.4%	118,756	46.1%
Office and general expenses	175,962	28.0%	131,171	30.8%	44,791	34.1%
Depreciation and amortization	35,729	5.7%	21,775	5.1%	13,954	64.1%
Total operating expenses	587,971	93.5%	410,470	96.3%	177,501	43.2%
Operating Income	40,695	6.5%	15,962	3.7%	24,733	154.9%
Other expenses, net
Interest expense, net	(8,659)	-1.4%	(6,406)	-1.5%	(2,253)	35.2%
Other (expense) income, net	(1,144)	-0.2%	11,443	2.7%	(12,587)	110.0%
Income before taxes and equity in (losses) earnings of unconsolidated affiliates	30,892	4.9%	20,999	4.9%	9,893	47.1%
Provision for income taxes	(10,004)	-1.6%	(4,494)	-1.1%	(5,510)	122.6%
Equity in earnings of unconsolidated affiliate	(158)	0.0%	1,919	0.5%	(2,077)	108.2%
Net Income	20,730	3.3%	18,424	4.3%	2,306	12.5%
Less: Net income attributable to noncontrolling interest	2,326	0.4%	2,328	0.5%	(2)	-0.1%
Less: Net income attributable to redeemable noncontrolling interest	1,263	0.2%	153	0.0%	1,110	725.5%
Net Income attributable to Stagwell Media	$17,141	2.7%	$15,943	3.7%	$1,198	7.5%
Net Income	$20,730	3.3%	$18,424	4.3%	$2,306	12.5%
Interest expense, net	8,659	1.4%	6,406	1.5%	2,253	35.2%
Provision for income taxes	10,004	1.6%	4,494	1.1%	5,510	122.6%
Depreciation and amortization	35,729	5.7%	21,775	5.1%	13,954	64.1%
Other (expense) income, net	1,144	0.2%	(11,443)	-2.7%	12,587	-110.0%
Equity in earnings of unconsolidated affiliate	158	0.0%	(1,919)	-0.5%	2,077	-108.2%
Acquisition-related expenses	6,453	1.0%	2,901	0.7%	3,552	122.4%
Deferred acquisition consideration expenses	15,652	2.5%	28,327	6.6%	(12,675)	-44.7%
Other non-recurring items	(241)	0.0%	-	0.0%	(241)	n/m
Other restructuring costs	555	0.1%	1,483	0.3%	(928)	-62.6%
Adjusted EBITDA	$98,843	15.7%	$70,448	16.5%	$28,395	40.3%

Consolidated Results of Operations
Revenue
Stagwell’s revenue for the year ended December 31, 2019 was $628.7 million compared to $426.4 million for the year ended December 31, 2018. The increase of $202.2 million, or 47.4%, included organic growth of $7.4 million or 1.7%, inorganic revenue of $194.0 million, and a foreign exchange gain of $0.8 million. Organic revenue growth was primarily attributable to Digital – Marketing growing $17.1 million, or 10.1%, and Digital – Content growing$10.2 million, or 29.9%. This was offset by declines in Communications, Public Affairs and Advocacy of $21.9 million, or 27.6%.All remaining segments reported organic revenue growth of $2.1 million, or 1.4%. Inorganic revenue was $194.0 million for the year ended December 31, 2019, which included $60.4 million from investments that expanded our magazine and digital production, targeting and distribution offerings, $52.0 million from investments that expanded our B2B programmatic advertising offering, $54.9 million from investments that expanded our public affairs and corporate communications offerings, $22.4 million from investments that expanded our digital transformation, social media and performance marketing offerings, and $4.4 million from investments that expanded our online reputation and executive privacy offering.
Third-party direct costs for the year ended December 31, 2019 was $65.8 million compared to $30.9 million for the year ended December 31, 2018. The increase of $34.9 million, or 112.9%, was principally due to certain media and production purchases, and fees paid to third-party vendors for services rendered.
The components for the changes in revenue by reportable segment for the year ended December 31, 2019 compared to the year ended December 31, 2018 were as follows:
	Year Ended December 31,
Reportable Segment (US Dollars Reported in Thousands)	2019	Foreign Currency	Organic	Inorganic	2018
Digital – Marketing	$208,343	$64	$17,070	$22,350	$168,859
Digital – Content	157,546	705	10,222	112,398	34,221
Research – Technology	58,353	—	2,166	—	56,187
Research – Corporate	51,968	—	(420)	—	52,388
Communications, Public Affairs and Advocacy	112,388	—	(21,932)	54,923	79,397
All Other	40,068	—	320	4,368	35,380
Total	$628,666	$769	$7,426	$194,039	$426,432
Operating Expenses
Operating expenses for the year ended December 31, 2019 were $588.0 million compared to $410.5 million for the year ended December 31, 2018. The increase of $177.5 million, or 43.2%, was related to $201.2 million of operational costs from acquired businesses, offset by cost reductions at our existing businesses of $23.7 million.
Our existing brands reported a decrease in operating expenses of $23.7 million, or 6.8%, which were mainly driven by operating expenses decreases totaling cost reduction initiatives of $25.7 million at our Communications, Public Affairs and Advocacy segment as well as investments in our Digital — Marketing and Research — Corporate segments, with $3.3 million of cost reductions at Corporate. These decreases were partially offset by additional operating expenses totaling $5.3 million at our Digital-Content,Research – Technology and All Other segments to support revenue growth.
Operating Income
Stagwell’s operating income for the year ended December 31, 2019 was $40.7 million compared to $16.0 million for the year ended December 31, 2018. The increase of $24.7 million, or 154.9%, was principally due to operating income increases from our existing brands contributing $11.1 million and the businesses acquired during the period contributing $13.6 million.

Interest Expense, Net
Stagwell’s interest expense, net, for the year ended December 31, 2019 was $8.7 million compared to $6.4 million for the year ended December 31, 2018. The increase of $2.3 million, or 35.2%, was principally due to an increase in the average outstanding debt balance with proceeds use to partially fund acquisitions completed during the period.
Other (expense) income, net
Stagwell’s other (expense) income, net for the year ended December 31, 2019 was an expense of $1.1 million compared to income of $11.4 million for the year ended December 31, 2018. The decrease of $12.6 million, or 110.0%, was principally due to non-recurring gains that were realized on financial instruments in equity investments where we completed step-up acquisitions in 2018, which were part of our consolidated operating results in 2019.
Provision for Income Tax
Income tax expense for the year ended December 31, 2019 was $10.0 million, which resulted in an effective tax rate of 32.4% on income of $30.9 million. Comparatively, income tax expense for the year ended December 31, 2018 was $4.5 million, which resulted in an effective tax rate of 21.4% on income of $21.0 million. The increase in provision for income taxes was primarily due to an increase in the taxable income of certain Brands that are classified as regarded entities, including acquisitions of taxable entities with positive taxable income, restructuring of one entity with positive taxable income from non-taxable status to taxable, as well as a decrease in taxable income of certain Brands that are classified as pass through entities for US tax purposes.
Equity in (Losses) Earnings of Unconsolidated Affiliate
Stagwell’s equity in (losses) earnings of unconsolidated affiliate represents the income or losses attributable to equity method investments. We recorded $0.2 million of loss for the year ended December 31, 2019 compared to $1.9 million of income for the year ended December 31, 2018. The decrease of $2.1 million, or 108.2%, was due to fewer equity investments since we completed several step-up acquisitions of those investments during 2018, which were part of our consolidated operating results in 2019.
Net Income Attributable to Noncontrolling Interests
Stagwell’s Net Income Attributable to Noncontrolling Interests for the year ended December 31, 2019 was $2.3 million which is consistent for the year ended December 31, 2018. See Note 14 of the Notes to the Stagwell Consolidated Financial Statements for the year ended December 31, 2019 included herein for details of our noncontrolling interest.
Net Income Attributable to Redeemable Noncontrolling Interest
Net Income Attributable to Redeemable Noncontrolling Interest for the year months ended December 31, 2019 was $1.3 million compared to $0.2 million for the year ended December 31, 2018. The increase of $1.1 million, or 725.5%, was due to the increase in operating results of the Company’s subsidiaries.
Net Income Attributable to Stagwell Media
Stagwell’s Net Income Attributable to Stagwell Media for the year ended December 31, 2019 was $17.1 million compared to $15.9 million for the year ended December 31, 2018. The increase of $1.2 million, or 7.5%, was principally due to the increases in our revenue and operating expenses, which are discussed above, that resulted in an operating income increase of $24.7 million. This increase was partially offset by increases to several non-operating expenses including interest expense, net of $2.3 million and our provision for income tax of $5.5 million as well as decreases to our other (expense) income, net of $12.5 million, equity in earnings of unconsolidated affiliate of $2.1 million and net income attributable to redeemable noncontrolling interest of $1.1 million, which are also described above.

REPORTABLE SEGMENTS RESULTS OF OPERATIONS
The following discussion provides additional detailed disclosures for each of our reportable segments.
Digital — Marketing: Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Digital — Marketing’s operating results, including revenue, operating income, net income, and Adjusted EBITDA for the year ended December 31, 2019 compared to the year ended December 31, 2018 were as follows:
	Year Ended December 31,				Change
(US Dollars Reported in Thousands)	2019	% of Revenue	2018	% of Revenue	$	%
Revenue	$208,343		$168,859		39,484	23.4%
Operating Income	23,977	11.5%	16,545	9.8%	7,432	44.9%
Net Income	16,922	8.1%	17,464	10.3%	(542)	-3.1%
Adjusted EBITDA	36,511	17.5%	24,550	14.5%	11,961	48.7%
Digital — Marketing’s revenue for the year ended December 31, 2019 was $208.3 million compared to $168.9 million for the year ended December 31, 2018. The increase of $39.5 million, or 23.4%, was primarily due to additional revenue from acquired businesses where we expanded our digital transformation , social media and performance marketing offerings totaling $39.3 million, which included organic revenue growth of $17.0 million. Organic revenue growth from our existing brands was $0.1 million, or 0.1%. Additionally, this segment reported a foreign exchange gain of $0.1 million, or 0.04%.
Digital-Marketing’s operating income for the year ended December 31, 2019 was $24.0 million compared to $16.6 million for the year ended December 31, 2018. The increase of $7.4 million, or 44.9%, was primarily due to the revenue increases of $39.5 million noted above, which was partially offset by additional costs related to acquisitions of $33.3 million including third party direct costs, compensation expenses, real estate and consulting fees. Operating costs attributable to our existing brands declined $1.2 million.
Digital —  Marketing’s Adjusted EBITDA for the year ended December 31, 2019 was $36.5 million compared to $24.6 million for the year ended December 31, 2018. The increase of $11.9 million, or 48.7%, is principally due to the increase to operating income of $7.4 million noted above plus the increase to our tax provision and other items totaling $1.6 million.
Digital — Content: Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Digital — Content’s operating results, including revenue, operating income (loss), net income (loss), and Adjusted EBITDA for the year ended December 31, 2019 compared to the year ended December 31, 2018 were as follows:
	Year Ended December 31,				Change
(US Dollars Reported in Thousands)	2019	% of Revenue	2018	% of Revenue	$	%
Revenue	$157,546		$34,221		123,325	360.4%
Operating Income (Loss)	5,543	3.5%	(169)	-0.5%	5,712	-3379.9%
Net Income (Loss)	1,395	0.9%	(1,285)	-3.8%	2,680	-208.6%
Adjusted EBITDA	22,475	14.3%	3,623	10.6%	18,852	520.3%
Digital — Content’s revenue for the year ended December 31, 2019 was $157.5 million compared to $34.2 million for the year ended December 31, 2018. The increase of $123.3 million, or 360.4%, was due to additional revenue from acquired businesses where we expanded our travel marketing and B2B offerings totaling $121.6 million, which included $8.5 million of organic revenue growth. Organic revenue growth from our existing brands was $1.7 million, or 5.0%. Additionally, this segment reported a foreign exchange gain of $0.7 million, or 0.2%.

Digital — Content’s operating income for the year ended December 31, 2019 was $5.5 million compared to an operating loss of $0.2 million for the year ended December 31, 2018. The increase of $5.7 million was due to the revenue increases of $123.3 million noted above, which was partially offset by additional costs related to acquisitions of $116.5 million, including third-party direct costs for our digital transformation, social media and performance marketing offerings, compensation expenses, real estate and consulting fees. Operating expenses attributable to our existing brands increased $1.1 million.
Digital —  Content’s Adjusted EBITDA for the year ended December 31, 2019 was $22.5 million compared to $3.6 million for the year ended December 31, 2018. The increase of $18.9 million, or 520.3%, is due to the increase in operating income of $5.7 million noted above, depreciation and amortization of $7.8 million related to acquisitions completed during the period, and acquisition-related expenses of $5.4 million.
Research — Technology: Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Research — Technology’s operating results, including revenue, operating income, net income, and Adjusted EBITDA for the year ended December 31, 2019 compared to the year ended December 31, 2018 were as follows:
	Year Ended December 31,				Change
(US Dollars Reported in Thousands)	2019	% of Revenue	2018	% of Revenue	$	%
Revenue	$58,353		$56,187		2,166	3.9%
Operating Income	12,738	21.8%	12,185	21.7%	553	4.5%
Net Income	8,765	15.0%	7,290	13.0%	1,475	20.2%
Adjusted EBITDA	14,553	24.9%	13,950	24.8%	603	4.3%
Research — Technology’s revenue for the year ended December 31, 2019 was $58.4 million compared to $56.2 million for the year ended December 31, 2018. The increase of $2.2 million, or 3.9%, was driven by emerging work with streaming services, gaming platforms, and technology companies.
Research — Technology’s operating income for the year ended December 31, 2019 was $12.7 million compared to $12.2 million for the year ended December 31, 2018. The increase of $0.5 million, or 4.5%, was primarily due to the revenue increase of $2.2 million noted above, which was partially offset by increases to operating expenses of $1.7 million to support the revenue growth.
Research — Technology’s Adjusted EBITDA for the year ended December 31, 2019 was $14.6 million compared to $14.0 million for the year ended December 31, 2018. The increase of $0.6 million, or 4.3%, was driven by operating income growth of $0.5 million noted above.
Research —  Corporate: Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Research — Corporate’s operating results, including revenue, operating income, net income, and Adjusted EBITDA for the year ended December 31, 2019 compared to the year ended December 31, 2018 were as follows:
	Year Ended December 31,				Change
(US Dollars Reported in Thousands)	2019	% of Revenue	2018	% of Revenue	$	%
Revenue	$51,968		$52,388		(420)	-0.8%
Operating Income	6,064	11.7%	5,136	9.8%	928	18.1%
Net Income	5,214	10.0%	4,175	8.0%	1,039	24.9%
Adjusted EBITDA	8,739	16.8%	7,379	14.1%	1,360	18.4%
Research — Corporate’s revenue for the year ended December 31, 2019 was $52.0 million compared to $52.4 million for the year ended December 31, 2018. The decrease of $0.4 million, or 0.8%, was principally due to the net impact of new business wins offsetting client losses or reduced spend for the period.

Research — Corporate’s operating income for the year ended December 31, 2019 was $6.1 million compared to $5.1 million for the year ended December 31, 2018. The increase of $1.0 million, or 18.1%, was primarily due to reductions in operating expenses of $1.4 million partially offset by the revenue decline of $0.4 million noted above.
Research — Corporate’s Adjusted EBITDA for the year ended December 31, 2019 was $8.7 million compared to $7.4 million for the year ended December 31, 2018. The increase of $1.3 million, or 18.4%, is due to the increase in operating income noted above, plus other restructuring costs totaling $0.3 million.
Communications, Public Affairs and Advocacy: Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Communications, Public Affairs and Advocacy’s operating results, including revenue, operating loss, net loss, and Adjusted EBITDA for the year ended December 31, 2019 compared to the year ended December 31, 2018 were as follows:
	Year Ended December 31,				Change
(US Dollars Reported in Thousands)	2019	% of Revenue	2018	% of Revenue	$	%
Revenue	112,388		79,397		32,991	41.6%
Operating Income (Loss)	(1,395)	-1.2%	(14,004)	-17.6%	12,609	-90.0%
Net Income (Loss)	(2,518)	-2.2%	(15,250)	-19.2%	12,732	-83.5%
Adjusted EBITDA	18,213	16.2%	20,540	25.9%	(2,327)	-11.3%
Communications, Public Affairs and Advocacy’s revenue for the year ended December 31, 2019 was $112.4 million compared to $79.4 million for the year ended December 31, 2018. The increase of $33.0 million, or 41.6%, was primarily due to additional revenue from acquired businesses where we expanded corporate communications, public affairs, and digital fundraising offerings that totaled $46.4 million, which included organic revenue decline of $8.5 million. Existing brands reported organic revenue declines of $13.4 million as these Brands reported more revenue during the U.S. 2018 election cycle.
Communications, Public Affairs and Advocacy’s operating loss for the year ended December 31, 2019 was $1.4 million compared to $14.0 million for the year ended December 31, 2018. The $12.6 million improvement was primarily due to revenue growth of $33.0 million noted above, partially offset by an increase in operating expenses totaling $20.4 million.Acquired businesses operating expenses were $ 43.4 million, which included $29.2 million of third-party direct costs. These costs were partially offset by decreased operating expenses in our existing brands totaling $23.0 million, which included $5.1 million, in third-party direct costs. The remaining $24.1 million consisted of a decrease to deferred acquisition consideration expenses of $16.0 million and $8.1 million in several cost reduction initiatives.
Communications, Public Affairs and Advocacy’s Adjusted EBITDA for the year ended December 31, 2019 was $18.2 million compared to $20.5 million for the year ended December 31, 2018. The decrease of $2.3 million, or 11.3%, is due to the improvement in operating loss of $12.6 million noted above, offset by deferred acquisition consideration expenses of $16.0 million.
All Other: Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
All Other’s operating results, including revenue, operating (loss) income, net (loss) income, and Adjusted EBITDA for the year ended December 31, 2019 compared to the year ended December 31, 2018 were as follows:
	Year Ended December 31,				Change
(US Dollars Reported in Thousands)	2019	% of Revenue	2018	% of Revenue	$	%
Revenue	40,068		35,380		4,688	13.3%
Operating Income (Loss)	(3,113)	-7.8%	2,685	7.6%	(5,798)	-215.9%

	Year Ended December 31,				Change
(US Dollars Reported in Thousands)	2019	% of Revenue	2018	% of Revenue	$	%
Net Income (Loss)	(3,413)	-8.5%	2,471	7.0%	(5,884)	-238.1%
Adjusted EBITDA	88	0.2%	3,827	10.8%	(3,739)	-97.7%
All Other’s revenue for the year ended December 31, 2019 was $40.1 million compared to $35.4 million for the year ended December 31, 2018. The increase of $4.7 million, or 13.3%, was primarily driven by additional revenue that expanded our online reputation and privacy offerings totaling $7.5 million, which included $3.1 million of organic revenue growth. Organic revenue declines from our existing brands was $2.8 million, which was related to delays in marketing spend for pharmaceutical candidates that did not enter the market.
All Other’s operating loss for the year ended December 31, 2019 was $3.1 million compared to operating income of $2.7 million for the year ended December 31, 2018. The decrease of $5.8 million was due to the increase in operating expenses of $10.5 million primarily relating to advertising and marketing cost and staff cost, partially offset by the revenue increase of $4.7 million noted above.
All Other’s Adjusted EBITDA for the year ended December 31, 2019 was $0.1 million compared to $3.8 million for the year ended December 31, 2018. The decrease of $3.7 million, or 97.7%, is due to the decrease in operating income of $5.8 million noted above , and acquisition-related expenses of $2.6 million partially offset by an addback for deferred acquisition consideration expenses of $4.2 million.
Corporate: Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
The Corporate operating loss was $3.1 million and $6.4 million for the year ended December 31, 2019 and December 31, 2018, respectively.

Liquidity and Capital Resources:
Liquidity
The following table provides summary information about the Company’s liquidity position:
	For Year Ended December 31,
(US Dollars Reported in Thousands)	2020	2019	2018
Cash, cash equivalents and restricted cash	$92,457	$63,860	$51,777
Working capital (deficit) surplus	28,728	(44,461)	30,222
Cash provided by operating activities	138,080	64,846	60,858
Cash used in investing activities	(29,021)	(18,087)	(29,779)
Cash used in financing activities	$(80,141)	$(35,019)	$(18,119)
Ratio of long-term debt to members equity	0.55	0.50	0.46
We expect to maintain sufficient cash and/or available borrowings to fund operations for the next twelve months. Historically, we have been able to maintain and expand our business using cash generated from operating activities and funds available under the revolving credit facility that is part of our New JPM Syndicated Facility.
On November 13, 2020, the Company, JPM as administrative agent, and a group of lenders entered into a term loan agreement (“JPM Credit Agreement”) that provided us with a Delayed Draw Term Loan A in an aggregate principal amount of $90.0 million (“DD Term Loan A”). Proceeds of the borrowing under the DD Term Loan A will be used to partially fund a distribution prior to the closing of the transaction with MDC. For additional detail see commentary on Total Debt below.
As of December 31, 2020, the borrowing capacity under our revolving credit facility was $325.0 million(increased by $60 million from December 31, 2019) with $201.6 million drawn and $123.4 million unfunded.We expect that any additional drawings from our revolving credit facility would fund future acquisitions and/or working capital requirements and general corporate purposes, in each case pursuant to the terms.
Obligations extending beyond the next twelve months primarily consist of contingent compensation payments, capital expenditures, scheduled lease obligation payments, and interest payments on borrowings. Based on the current outlook, we believe our current cash balance plus future cash flows from operations and unfunded commitments from our revolving credit facility will be sufficient to meet our anticipated cash needs for the next twelve months. Our ability to make scheduled deferred acquisition payments, principal, and interest payments, to refinance indebtedness or to fund planned capital expenditures will depend on future performance, which is subject to general economic conditions, the competitive environment, and other factors.
Working Capital
As of December 31, 2020, the Company had a working capital surplus of $28.7 million compared to a deficit of $44.5 million on December 31, 2019. On December 31, 2019, and a surplus of $30.2 million at December 31, 2018. The Company’s working capital is impacted by seasonality in media buying, amounts spent by clients, and timing of amounts received from clients and subsequently paid to suppliers. Media buying is impacted by the timing of certain events, such as major sporting competitions and national holidays, and there can be a quarter-to-quarter lag between the time amounts received from clients for the media buying are subsequently paid to suppliers. The Company intends to maintain sufficient cash or availability of funds under the JPM Credit Agreement at any time to adequately fund working capital should there be a need to do so from time to time.
Cash Flows
Operating Activities
Cash flows provided by operating activities for the year ended December 31, 2020 was $138.1 million, primarily driven by cash flows from earnings, and change in working capital due to seasonality with political and ramp up of marketing efforts that commence with back to school through the end of the holiday season.

Cash flows provided by operating activities for the year ended December 31, 2019 was $64.8 million, primarily resulting from the cash flows from earnings that were partially offset by working capital requirements resulting from an increase in accounts receivable related to the seasonal increase in revenue in the fourth quarter of 2019 less the increase in accounts payable and advance billings resulting from the media buying patterns.
Cash flows provided by operating activities for the year ended December 31, 2018 was $60.9 million, primarily driven by cash flows from earnings, and net inflows from working capital, partially offset by deferred acquisition consideration payments.
Investing Activities
During the year ended December 31, 2020, cash flows used in investing activities was $29.0 million, which primarily consisted of $12.1 million of capital expenditures and $16.6 million paid for acquisitions.
During the year ended December 31, 2019, cash flows used in investing activities was $18.1 million, which primarily consisted of $12.5 million of capital expenditures and $5.6 million paid for acquisitions.
During the year ended December 31, 2018, cash flows used in investing activities was $29.8 million, primarily consisting of $19.4 million for acquisitions and $10.4 million for capital expenditures.
Financing Activities
During the year ended December 31, 2020, cash flows used in financing activities was $80.1 million, primarily driven by $115.5 million in distribution payments, of which $7.1 million of distributions were to holders of noncontrolling interest, $3.1 million in debt issuance costs incurred on amendments to our New JPM Syndicated Facility and Delayed Draw Term Loan A, partially offset by $40.0 million in net proceeds from third-party debt.
During the year ended December 31, 2019, cash flows used in financing activities was $35.0 million, primarily driven by $40.2 million in distribution payments and $2.5 million in acquisition related payments, partially offset by $5.4 million in net proceeds from third-party debt and $4.0 million in Stagwell Media contributions.
During the year ended December 31, 2018, cash flows used in financing activities was $18.1 million, primarily driven by $35.3 million in distribution payments and $12.4 million of acquisition related payments, partially offset by $16.5 million in net proceeds from third-party debt and $14.5 million in Stagwell Media contributions.
Total Debt
On November 13, 2020, we amended our New JPM Syndicated Facility in contemplation of the proposed transaction with MDC, where we amended the following terms, which are also applicable to our DD Term Loan A, as described below: (i) the definition of Adjusted LIBOR is the mathematical calculation of LIBOR for a period equal to 1 month, 3 month or 6 months, multiplied by a fraction of the federal funds effective rate, (ii) the definition Alternate Base Rate (“ABR”) is the greatest of (a) the prime rate of interest announced from time to time by the Wall Street Journal, (b) the federal funds effective rate plus half of 0.5% and (c) Adjusted LIBOR for a one-month period plus 1.0%, and in the event (a), (b) or (c) result in an interest rate of less than 1.5%, the interest rate for the period is set to 1.5%, and (iii) the maturity date of our revolving facility is November 18, 2024, subject to the refinancing or termination of debt facilities held by MDC ninety-one days prior to their respective maturity dates.
On November 13, 2020, the Company, JPM as administrative agent, and a group of lenders entered into the JPM Credit Agreement that provided the Company with the DD Term Loan A in an aggregate principal amount of $90.0 million. The DD Term Loan A will mature on November 13, 2023, provided that if the MDC Proposed Transaction is not consummated within thirty days of the draw of the DD Term Loan A, the maturity date will be thirty-one days after the draw. Proceeds of the borrowing under the DD Term Loan A will be used to partially fund a distribution by the Company prior to the closing of the Proposed MDC Transaction. The Company may elect that borrowings in respect of the DD Term Loan A bear interest at an annual rate equal to either ABR or Adjusted LIBOR, as defined in the JPM Credit Agreement, plus a margin of 2% or 3%, respectively. The DD Term Loan A is payable in quarterly installments of principal and interest. Interest is calculated on the first Business Day after a draw on the DD Term Loan A, with principal payments due at a rate of 0.625% per quarter until November 13, 2021, at a rate of 1.25% thereafter, with the remaining balance due upon maturity. As of December 31, 2020, the Company had not made any draws on its DD Term Loan A.
Debt, inclusive of amounts drawn under the credit facility, net of debt issuance costs, as of December 31, 2020 was $199.0 million as compared to $159.5 million outstanding at December 31, 2019. The increase of $39.5 million in debt was primarily to fund distributions to Stagwell Media and to finance acquisitions in the second half of the year. See Note 13 of the Notes to the Consolidated Financial Statements for information regarding the Company’s five-year revolving credit facility of $325.0 million with the right to be increased by an additional $90.0 million to $415.0 million provided additional commitments are obtained. A portion of the new revolver in an amount not to exceed $10 million is available for the issuance of standby letters of credit, of which $5.5 million are outstanding as of December 31, 2020.
The Company is in compliance with all of the terms and conditions of the New JPM Syndicated Facility, and management believes, based on its current financial projections, that the Company will continue to be in compliance with its covenants over the next twelve months.
If the Company loses all or a substantial portion of its lines of credit under the New JPM Syndicated Facility, or if the Company uses the maximum available amount under the New JPM Syndicated Facility, it will be required to seek other sources of liquidity. If the Company were unable to find these sources of liquidity, for example through access to the capital markets or asset sales, the Company’s ability to fund its working capital needs and any contingent obligations with respect to acquisitions and redeemable noncontrolling interests would be adversely affected.
Pursuant to the New JPM Syndicated Facility, the Company must meet certain financial and nonfinancial covenants on an ongoing basis. The financial covenant requires us to not to exceed a total leverage ratio as set forth in the table below. The nonfinancial covenants include providing audited financial statements to the bank within 120 days from year-end (180 days from year-end for the year ending December 31, 2019). For the period ended December 31, 2020 and December 31, 2019 and, the Company’s calculation of each of these covenants, and the specific requirements under the JPM Credit Agreement, respectively, were calculated based on the trailing twelve months as follows:
	December 31, 2020	December 31, 2019
Total Leverage Ratio	1.30	1.99
Maximum per covenant	4.25	4.25
Minimum per covenant	1.00	1.00
These ratios and measures are not based on generally accepted accounting principles and are not presented as alternative measures of operating performance or liquidity. Some of these ratios and measures include, among other things, pro forma adjustments for acquisitions, one-time charges, and other items, as defined in the Credit Agreement. They are presented here to demonstrate compliance with the covenants in the Credit Agreement, as non-compliance with such covenants could have a material adverse effect on the Company.
Contractual Obligations and Other Commercial Commitments
The following table provides a payment schedule of present and future obligations. Management anticipates that the obligations outstanding at December 31, 2020 will be repaid with new financing, equity offerings, asset sales and/or cash flow from operations:

	Payment due by period
Contractual Obligations (US Dollars Reported in Thousands)	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in thousands)
Operating lease liabilities(1)	$80.787	$22,639	$44,950	$8,688	$4,510
JPM Syndicated Revolver – Principal(2)	201,636	—	201,636	—	—
JPM Syndicated Revolver – Variable Interest(2)	17,465	4,459	13,006	—	—
Unutilized borrowing fees on JPM Syndicated Revolver	2,178	632	1,546	—	—
Deferred acquisition consideration(3)	17,847	12,579	5,268	—	—
Other liabilities(4)	6,796	994	5,802	—	—
Commitments(5)	52,619	15,659	36,960	—
Total	$379,328	$56,962	$309,168	$8,688	$4,510

(1)
Operating lease liabilities payments exclude the effect of discounting of $8.6 million which is reflected in the operating lease liabilities present value of $72.2 million as presented on the Company’s Balance Sheet as of December 31, 2020.

(2)
Reflects the projected interest rate obligations for the variable rate payments based on an applicable interest rate of 2.21%, on the outstanding debt of $201.6 million on the Company’s New JPM Syndicated Revolver as presented on the Company’s Balance Sheet as of December 31, 2020, and on the basis that the debt will remain consistent and outstanding through the maturity date of November 18, 2024.

(3)
Deferred acquisition consideration payments reflect the Company’s obligations as of December 31, 2020, and accordingly do not include the effect of similar payments arising from its acquisitions subsequent to this date.

(4)
Other liabilities primarily represent the Company’s obligations related to the deferral of payroll taxes allowable under the CARES Act.

(5)
Commitments reflect multi-year commitments to vendors.

Other-Balance Sheet Commitments
Deferred Acquisition Consideration
Certain of our acquisitions include an initial payment at closing and provide for future additional contingent payments. These payments are typically contingent upon the acquired businesses reaching certain profit and/or growth targets. In instances where such contingent payments require sellers’ continuous employment with the Company after the transaction, they are recorded as compensation expense in the Consolidated Statements of Operations and Comprehensive Income. The related liability is measured using management’s best estimate of such future payments and is recorded as deferred acquisition consideration liability in the Consolidated Balance Sheets. At each reporting date, we model each business’ future performance, including revenue growth and free cash flows, to estimate the value of each contingent compensation liability. Subsequent changes to the liability are recorded in results of operations. When contingent payment arrangements do not require continuous employment, they are initially recorded as purchase consideration at fair value and are subsequently remeasured at fair value at each reporting date with any changes recorded in results of operations. See Note 2 and 12 of the Notes to the Consolidated Financial Statements for additional information regarding contingent compensation liability.
Redeemable Noncontrolling Interest
The Company’s redeemable noncontrolling interests relates to its shareholding in Volanti Media (Holdings) Ltd (“INK”), through its consolidated subsidiary, Travel Content Ltd., and in Code and Theory, LLC (“Code and Theory”), through its consolidated subsidiary, Stagwell Performance Marketing & Digital Transformation, LLC. We enter into contractual arrangements under which noncontrolling shareholders may require us to purchase such noncontrolling shareholders’ incremental ownership interests under certain circumstances. The redemption date value under these contractual arrangements is not a fixed amount, but rather is dependent upon various valuation formulas, such as the average earnings of the relevant subsidiary through the date of exercise or the growth rate of the earnings of the relevant subsidiary during that period. These contractual arrangements are contingently redeemable, and each is presented in redeemable noncontrolling interest in the consolidated balance sheets at its acquisition date fair value, plus net income or loss attributable to the redeemable noncontrolling interest in accordance with ASC 810, Consolidation, which is based on the noncontrolling interests’ ownership percentage in the subsidiary. The options are only adjusted to their redemption date value at such point in time that the options are deemed to be currently redeemable by the Company, and if determined to be greater than the cumulative net income allocated to the noncontrolling interests in accordance with ASC 810, Consolidation. See Note 14 of the Notes to the Consolidated Financial Statements for further information.
Critical Accounting Policies and Estimates
Our Consolidated Financial Statements have been prepared in accordance with GAAP. Preparation of the Consolidated Financial Statements and related disclosures requires us to make judgments, assumptions and estimates that affect the amounts reported and disclosed in the accompanying financial statements and footnotes. Our significant accounting policies are discussed in Note 2 of the Consolidated Financial Statements. Our critical accounting policies are those that are considered by management to require significant judgment and use of estimates and that could have a significant impact on our financial statements. An understanding of our critical accounting policies is necessary to analyze our financial results.
Our critical accounting policies include our accounting for allocation of fair value of purchase consideration, deferred acquisition consideration goodwill and intangible assets, and revenue recognition. The financial statements are evaluated on an ongoing basis and estimates are based on historical experience and other assumptions that we believe are reasonable under the circumstances. These estimates require the use of assumptions about future performance, which are uncertain at the time of estimation. To the extent actual results differ from the assumptions used, the Company’s financial position, results of operations and cash flows could be materially impacted.
Business Combinations.   We account for our business combinations using the acquisition accounting method, which requires us to assign the purchase price paid to acquire assets or stock of a business to the identifiable net assets acquired and any noncontrolling interest based on their estimated fair values at the acquisition date.
For each acquisition, the Company undertakes a detailed review to identify other intangible assets and a valuation is performed for all such identified assets. The Company uses several market participant measurements to determine the estimated acquisition date fair value. This approach includes consideration of similar and recent transactions, information obtained during our pre-acquisition due diligence, as well as utilizing discounted expected cash flow methodologies. A substantial portion of the intangible assets value that the Company acquires is the specialized know-how of the workforce, which is treated as part of goodwill and is not required to be valued separately. The majority of the value of the identifiable intangible assets acquired is derived from customer relationships, including the related customer contracts, as well as tradenames and trademarks.
Acquisition-related costs, including advisory, legal, accounting, valuation and other costs are expensed as incurred.
Deferred acquisition consideration.   Certain acquisitions include an initial payment at closing and provide for future additional contingent payments. These payments are typically contingent upon the acquired businesses reaching certain profit and/or growth targets. In instances where such contingent payments require sellers’ continuous employment with the Company after the transaction, they are recorded as compensation expense in the Consolidated Statements of Operations and Comprehensive Income. The related liability is measured using management’s best estimate of such future payments and is recorded as deferred acquisition consideration liability in the Consolidated Balance Sheets. At each reporting date, we model each business’ future performance, including revenue growth and free cash flows, to estimate the value of each contingent compensation liability. Subsequent changes to the liability are recorded in results of operations. When contingent payment arrangements do not require continuous employment, they are initially recorded as purchase consideration at fair value and are subsequently remeasured at fair value at each reporting date with any changes recorded in office and general expenses in the Consolidated Statements of Operations and Comprehensive Income.
Goodwill.   Goodwill is the result of the excess of the consideration transferred over the fair value of tangible net assets and identifiable intangible assets of businesses acquired.
Goodwill is tested annually for impairment, as of October 1, and at any time upon the occurrence of certain events substantive or changes in circumstances that indicate the carrying amount of goodwill may not be recoverable. The Company has the option to perform a qualitative assessment to determine if an impairment is “more likely than not” to have occurred. If the Company can support the conclusion that the fair value of a reporting unit is greater than its carrying amount under the qualitative assessment, the Company would not need to perform the quantitative impairment test for that reporting unit. If the Company cannot support such a conclusion or the Company does not elect to perform the qualitative assessment, then the Company must perform the quantitative impairment test. The Company performs a one-step quantitative test and records the amount of goodwill impairment, if any, as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit.
We determine the fair value of reporting units primarily using a weighted average approach of discounted cash flow analysis, which often includes the use of significant judgments and estimates, and the Guideline Public Company method. The significant estimates and assumptions include: a) the amount and timing of future cash flows, b) working capital requirements, c) estimation of a long-term growth rate, and d) the determination of an appropriate discount rate. The discount rate utilized in the analysis was based on the reporting unit’s weighted average cost of capital (“WACC”), which takes into account the weighting of each component of capital structure and represents the expected cost of new capital, adjusted as appropriate to consider the risk inherent in future cash flows of the reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value and/or conclusions on goodwill impairment.
Further to the required annual test of impairment of goodwill, the Company identified certain triggering events related to the impact of COVID-19 on certain of its Brands that required the Company to perform an interim impairment test of goodwill.Based on the goodwill impairment analysis performed by the Company, including the interim impairment analysis for the 2020 period, no impairment loss was recorded for the years ended December 31, 2020 and 2019. See Notes to the Stagwell Consolidated Financial Statements for additional information.
Intangible Assets.   Intangible assets, which are subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. These events or circumstances include a significant adverse change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors. In performing this assessment, we consider operating results, trends and prospects, as well as the effects of obsolescence, demand, competition and other economic factors. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. We calculate the fair value of an asset using discounted future cash flows where observable fair values are not readily determinable. The discount rate applied to these cash flows is based on our WACC, risk adjusted where appropriate, or an alternate discount rate as we deem appropriate. As of December 31, 2020 and 2019, no impairment was recognized on the Company’s intangible assets.
As of December 31, 2020 and 2019, no impairment was recognized on the Company’s intangible assets.
Revenue Recognition.   The Company’s revenue recognition policies are established in accordance with the Revenue Recognition topics of ASC 606, and accordingly, we recognize revenue when we determine our customer obtains control of promised services, in an amount that reflects the consideration which we expect to receive in exchange for those services. The Company’s revenue recognition policies involve critical judgments around defining performance obligations and measuring progress of the performance obligations. See Notes to the Stagwell Consolidated Financial Statements for additional information.
New Accounting Pronouncements
Information regarding new accounting pronouncements can be found in Note 2 of the Notes to the Stagwell Consolidated Financial Statements included herein.
Material Weaknesses in Internal Control Over Financial Reporting
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. As a privately-held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of public companies required by Section 404(a) of the Sarbanes-Oxley Act.
In connection with the preparation of our consolidated financial statements as of December 31, 2020, 2019, 2018 and for the years then ended, however, we identified material weaknesses in our internal controls over financial reporting, including not designing or maintaining an effective control environment that meets the Company’s accounting and reporting requirements. Specifically, the Company did not maintain a sufficient complement of personnel with an appropriate degree of internal controls and accounting knowledge, experience and training commensurate with its accounting and reporting requirements. This material weakness contributed to the following additional material weaknesses:
•
The Company did not establish effective controls in response to the risks of material misstatement, including designing and maintaining formal accounting policies, procedures, and controls over journal entries, significant accounts and disclosures, in order to achieve complete and accurate financial accounting, reporting and disclosures;

•
The Company did not design and maintain effective controls over information technology (“IT”) general controls for information systems that are relevant to the preparation of its financial statements. Specifically, the Company did not design and maintain: (i) program change management controls for the financial systems to ensure that information technology program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately; (ii) appropriate user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs and data to appropriate Company personnel; (iii) computer operations controls to ensure critical data interfaces between systems are appropriately identified and monitored, and data backups are authorized and restorations monitored; and (iv) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements; and

•
The Company has not established a sufficient risk assessment process to identify risks of material misstatement due to fraud and/or error and implement controls against such risks.

We are evaluating the weaknesses identified by our auditors and intend to evaluate what remedial actions are necessary to strengthen our internal controls over financial reporting (“ICFR”) systems. Among other actions, we are evaluating (1) whether to hire outside consultants to determine whether we have sufficient depth and experience to design, implement and monitor the appropriate level of control procedures, (2) whether to add personnel with additional accounting expertise to the finance department, and (3) whether to upgrading existing or add new technological tools to strengthen our financial management and reporting infrastructure.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK OF STAGWELL
Quantitative and Qualitative Disclosures About Market Risk
In this section, the Stagwell Subject Entities are referred to as “Stagwell”.
Stagwell is exposed to market risk related to interest rates, foreign currencies and impairment risk.
Debt Instruments
At December 31, 2020, Stagwell’s debt obligations consisted of amounts available under its JPM Syndicated Facility and JPM Credit Agreement, which totaled $123.4 million and $90 million, respectively at that date. Stagwell’s obligations under both the JPM Syndicated Facility and the JPM Credit Agreement bear interest at variable rates based upon LIBOR, the prime rate announced from time to time by the Wall Street Journal and the federal funds effective rate, at Stagwell’s option. Given Stagwell’s borrowings as of September 30, 2020, a 1.0% increase or decrease in the weighted average interest rate, which was 2.5% at December 31, 2020, would have no interest rate impact.
Foreign Exchange
While Stagwell primarily conducts business in markets that use the U.S. dollar, the Canadian dollar, the Euro and the British Pound, its non-U.S. operations transact business in numerous different currencies. Stagwell’s results of operations are subject to risk from the translation to the U.S. dollar of the revenue and expenses of its non-U.S. operations. The effects of currency exchange rate fluctuations on the translation of Stagwell’s results of operations are discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Stagwell” and in Note 2 of the Consolidated Stagwell Financial Statements. For the most part, revenues and expenses incurred related to the non-U.S. operations are denominated in their functional currency. This minimizes the impact that fluctuations in exchange rates will have on profit margins. Translation of intercompany debt, which is not intended to be repaid, is included in cumulative translation adjustments. Translation of current intercompany balances are included in net earnings (loss). Stagwell generally does not enter into foreign currency forward exchange contracts or other derivative financial instruments to hedge the effects of adverse fluctuations in foreign currency exchange rates.
Impairment Risk
At December 31, 2020, Stagwell had goodwill of $351.7 million and other intangible assets of $186.0 million. Stagwell reviews goodwill and other intangible assets with indefinite lives not subject to amortization for impairment annually as of October 1st of each year or more frequently if indicators of potential impairment exist. In the future, any further impacts to our business, including as a result of COVID-19, could result in impairments. See in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Stagwell — Critical Accounting Policies and Estimates” and Note 2 and Note 10 of the Notes to the Stagwell Consolidated Financial Statements for further information.

DIVIDEND INFORMATION
Within the last three years from the date of this Proxy Statement/Prospectus, the Company has not declared a dividend.
Following the completion of the Proposed Transactions, the payment of any future dividends will be at the discretion of the Combined Company Board and will depend upon limitations under applicable law and contained in the Stagwell Credit Agreements, future earnings, capital requirements, the Combined Company’s general financial condition and general business conditions.

EXECUTIVE AND DIRECTOR COMPENSATION
This section discusses the material components of the executive compensation program for Stagwell service providers who, as of the date of this proxy statement/prospectus, are expected to be named executive officers of the Combined Company (“NEOs”) following the Proposed Transactions. As of the date of this proxy statement/prospectus, the Stagwell service providers listed below have been selected to serve as executive officers of the Combined Company:
•
Mark Penn, Managing Partner of Stagwell prior to the Proposed Transactions and Chief Executive Officer of the Combined Company following the Proposed Transactions; and

•
Jay Leveton, Partner of Stagwell prior to the Proposed Transactions and [           ] of the Combined Company following the Proposed Transactions.

Summary Compensation Table
The following table sets forth information concerning the compensation received from Stagwell by the individuals who, as of the date of this proxy statement/prospectus, are expected to be NEOs of the Combined Company following the Proposed Transactions, for the year ended December 31, 2020. The table does not reflect any compensation received from MDC by Mr. Penn.
Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)	Total ($)
Mark Penn(1)	2020	—	—	—	—
Managing Partner of Stagwell prior to the Proposed Transactions and Chief Executive Officer of the Combined Company following the Proposed Transactions
Jay Leveton	2020	405,250	450,000(2)	—	855,250
Partner of Stagwell prior to the Proposed Transactions and [ ] of the Combined Company following the Proposed Transactions

(1)
Mr. Penn did not receive any compensation in 2020 in respect of his services rendered for Stagwell.

(2)
Mr. Leveton received a $450,000 discretionary bonus to compensate him for services rendered to Stagwell in 2020.

Narrative to Summary Compensation Table
2020 Compensation Mr. Penn does not, and did not in 2020, receive a base salary, bonus or other cash compensation in respect of services rendered for Stagwell.
Mr. Leveton received $405,250 in salary payments and a $450,000 discretionary bonus to compensate him for services rendered to Stagwell in 2020. The base salary and bonus payable to Mr. Leveton were intended to reflect Mr. Leveton’s skill set, experience, role and responsibilities. Mr. Leveton participated in the health benefit plans that are made available to all employees of Stagwell.
Neither NEO received any grants of equity compensation or any other material compensation or benefits in respect of services rendered to Stagwell in 2020.
Outstanding Equity Awards at Fiscal Year-End
Neither NEO held an outstanding option award or unvested stock award as of December 31, 2020.
Employment Arrangements
Stagwell and Mr. Penn are not party to a formal written employment arrangement.

Stagwell and Mr. Leveton are party to an employment agreement, dated May 20, 2015. The employment agreement provides for Mr. Leveton to serve in the title of Partner, a base salary of $350,000 (which has subsequently been increased to $405,250) and eligibility to receive a discretionary bonus from time to time. Mr. Leveton’s employment with Stagwell is at-will and may be terminated by either party at any time and for any reason and under no circumstance would Mr. Leveton become entitled to any severance payments or benefits from Stagwell. In addition, Mr. Leveton is certain to customary restrictive covenants, including a non-compete covenant extending for six months following his termination of employment, customer and employee non-solicit covenants extending for one year following his termination of employment and a non-disparagement covenant extending for three years following his termination of employment.
Incentive Arrangements
Messrs. Penn and Leveton each hold, directly or indirectly, carried interest in Stagwell, which may entitle Messrs. Penn and Leveton to a portion of any payments received by Stagwell, which portion is dependent on the amount of such payments and the terms of the limited partnership agreement of Stagwell governing distributions. The carried interest held by Messrs. Penn and Leveton, expressed as a percentage of all carried interest in Stagwell, is equal to 75% and 7.5%, respectively. Mr. Leveton’s interests are held through a management holding company, Stagwell Media Management HoldCo LLC.
Mr. Penn’s carried interests were fully vested at grant, and Mr. Leveton’s carried interest award vested over four years from his start date, with 10% vesting on the six-month anniversary of his start date, or January 18, 2016, and 25% vesting on each July 20 thereafter for four years, achieving full vesting on July 20, 2019. Upon death or disability, Mr. Leveton will be entitled to retain 100% of his vested carried interests. If Mr. Leveton’s employment is terminated without cause or he voluntarily resigns, he is entitled to retain 50% of his vested interests. The remaining vested interests will be forfeited. The value of his retained vested interests will not appreciate after his separation date. Upon his separation, his retained vested interests will be valued at the lesser of the value as of the separation date and the value realized upon an exit event. If Mr. Leveton’s employment is terminated for cause, he will forfeit all his interests.
Mr. Leveton’s award agreement includes a one-year post-termination non-compete covenant.

THE MDC SPECIAL MEETING
General
The purpose of the Meeting is for MDC Canada Shareholders to consider and, if thought advisable, to approve the Transaction Proposals with respect to the Proposed Transactions.
Date, Time and Place
The Meeting will be held virtually at [                 ] [a.m./p.m.] on [                 ], 2021, subject to any adjournment or postponement thereof. Due to the continuing public health impact of the coronavirus outbreak (COVID-19) and to support the health and well-being of our employees and shareholders the Company has decided that the Meeting will be held solely by means of remote communication as a virtual meeting. A virtual Meeting enables registered MDC Canada Common Shareholders and duly appointed proxyholders to join us online, listen to the Meeting, ask questions and receive answers online, and vote online at [           ] by clicking “I have a control number” and then entering your unique 13-digit control number located on your form of proxy and the password “[           ]” (case-sensitive). MDC Canada Common Shareholders and duly appointed proxyholders will have the ability to submit questions during the Meeting via the Meeting website.
Proposals
In connection with the Proposed Transactions, MDC Canada Shareholders are being asked to vote to approve six Proposals:
•
Proposal 1: the Redomiciliation Proposal;

•
Proposal 2: the Business Combination Proposal;

•
Proposal 3: the MDC Delaware Proxy Proposal;

•
Proposal 4: the Series 6 Supervoting Proposal;

•
Proposal 5: the Stagwell Issuance Proposal; and

•
Proposal 6: the Compensation Proposal.

In order to be effective, (i) the affirmative vote of MDC Canada Shareholders meeting or exceeding the Special Approval Thresholds is required to approve Redomiciliation Proposal and the Business Combination Proposal, (ii) the affirmative vote of a majority of the votes cast by the holders of MDC Canada Class A Common Shares and MDC Canada Class B Common Shares, voting together as a single class, is required to approve the Series 6 Supervoting Proposal, the Stagwell Issuance Proposal, and the Compensation Proposal, and (iii) the affirmative vote of holders of a majority of the voting power of the outstanding MDC Canada Class A Common Shares, MDC Canada Class B Common Shares, and MDC Canada Series 6 Shares, voting together as a single class, is required to approve the MDC Delaware Proxy Proposal.
The consummation of each Transaction Proposal is conditioned on the approval by the requisite MDC Canada Shareholder threshold of the other Transaction Proposals, such that MDC will only effect a particular Transaction Proposal if the MDC Canada Shareholders approve all of the other Transaction Proposals. For the avoidance of doubt, the Transaction Proposals are not conditioned on approval of the Compensation Proposal.
Record Date; Stockholders Entitled to Vote; Outstanding Shares
As of the close of business on [           ], 2021, [      ] MDC Canada Class A Common Shares, [      ] MDC Canada Class B Common Shares, [      ] MDC Canada Series 4 Shares and [      ] MDC Canada Series 6 Shares were outstanding. The MDC Canada Class A Common Shares trade under the stock symbol “MDCA” on NASDAQ.
As of the close of business on [           ], 2021, the directors and executive officers of the Company had the right to vote approximately [      ] MDC Canada Class A Common Shares, representing

approximately [      ]% of the voting power of MDC Canada Class A Common Shares then outstanding and entitled to vote at the Meeting; [      ] MDC Canada Class B Common Shares, representing approximately [      ]% of the voting power of MDC Canada Class B Common Shares then outstanding and entitled to vote at the Meeting; [      ] MDC Canada Series 4 Shares, representing approximately [      ]% of the voting power of MDC Canada Series 4 Shares then outstanding and entitled to vote at the Meeting and [      ] MDC Canada Series 6 Shares, representing approximately [      ]% of the voting power of MDC Canada Series 6 Shares then outstanding and entitled to vote at the Meeting.
Pursuant to the Second Goldman Letter Agreement and Stagwell Letter Agreement, BSPI and Stagwell have agreed to vote their MDC Canada Series 4 Shares and MDC Canada Series 6 Shares, respectively, in favor of the Transaction Proposals.
The MDC Canada Shares deemed to be controlled by Mark Penn and Bradley Gross, each a director of the Company, will be excluded from the “majority of the minority” (disinterested MDC Canada Shareholders) votes for each class of MDC Canada Shares required under MI 61-101 to approve the Redomiciliation Proposal and the Business Combination Proposal (unless relief or approval is obtained from the applicable securities regulatory authorities to permit voting as a single class).
Mark Penn directly holds 574,051 MDC Canada Class A Common Shares, of which 549,051 are shares of unvested restricted stock that are not scheduled to vest until December 31, 2022 subject to continued employment. The Stagwell Group directly holds 115,000 MDC Canada Class A Common Shares. Stagwell Holdings directly holds 14,285,714 MDC Canada Class A Common Shares. The Stagwell Group is the manager of Stagwell Holdings, and Mark Penn controls and has an ownership interest in The Stagwell Group; thus, without taking into account any conversion of the MDC Canada Series 6 Shares, Mark Penn is deemed to control an aggregate of the votes attached to 14,425,714 MDC Canada Class A Common Shares representing approximately [           ]% of the MDC Canada Class A Common Shares then issued and outstanding and entitled to vote at the Meeting. In addition, Stagwell Holdings holds all of the 50,000 issued and outstanding MDC Canada Series 6 Shares. The aggregate liquidation preference of the MDC Canada Series 6 Shares at December 31, 2020 was $57,651,257, subject to an 8% accretion, compounded quarterly until March 14, 2024. The current conversion price is $5.00 per MDC Canada Series 6 Share, subject to customary anti-dilution protection, and therefore, the MDC Canada Series 6 Shares held by Stagwell Holdings would be convertible into 11,530,251 MDC Canada Class A Common Shares. However, MDC Canada Series 6 Shares are not convertible into MDC Canada Class A Common Shares to the extent that, upon conversion into MDC Canada Class A Common Shares, the holder thereof and its affiliates will beneficially hold more than 19.9% of the Company’s outstanding common shares or voting power, unless such conversion is in connection with and subject to completion of (A) a public sale of the Company Class A Common Shares to be issued upon such conversion, if following consummation of such public sale such holder will not beneficially own in excess of 19.9% of the then outstanding Company Class A Common Shares or (B) a bona fide third party tender offer for the Common Class A Common Shares issuable thereupon.
Bradley Gross is a Managing Director of Goldman Sachs, which exercises the authority of BSPI. BSPI holds all of the 95,000 issued and outstanding MDC Canada Series 4 Shares. The aggregate liquidation preference of the MDC Canada Series 4 Shares at December 31, 2020 was $128,539,399, subject to an 8% accretion, compounded quarterly until March 7, 2022. The current conversion price is $7.42 per MDC Canada Series 4 Share, subject to customary anti-dilution protection, and therefore, the MDC Canada Series 4 Shares held by BSPI would be convertible into 17,323,369 MDC Canada Class A Common Shares. However, MDC Canada Series 4 Shares are not convertible into MDC Canada Class A Common Shares to the extent upon conversion the holder and its affiliates will beneficially hold more than 19.9% of the Company’s outstanding common shares or voting power, unless such conversion is in connection with and subject to completion of (A) a public sale of the Company Class A Common Shares to be issued upon such conversion, if following consummation of such public sale such holder will not beneficially own in excess of 19.9% of the then outstanding Company Class A Common Shares or (B) a bona fide third party tender offer for the Common Class A Common Shares issuable thereupon. Mr. Gross does not directly hold any MDC Canada Shares.
For information regarding each person known by the Company to beneficially own 5% or more of the outstanding MDC Canada Shares and information regarding beneficial ownership of MDC Canada Shares by directors and executive officers of the Company, see “Share Ownership of Certain Beneficial Owners and Management and Directors of the Company”.
It is expected that each of the directors and executive officers of the Company will vote FOR the Transaction Proposals and the Compensation Proposal.
Each MDC Canada Shareholder of record at the close of business on [           ], 2021, which is the Record Date of the Meeting, will be entitled to vote at the Meeting the MDC Canada Shares registered in his or her name on that date.
Voting by MDC’s Directors and Executive Officers
The directors and executive officers of the Company are in favor of the Proposed Transactions and are expected to vote FOR the Transaction Proposals and the Compensation Proposal. The MDC Canada Shares held by Mark Penn and Bradley Gross, each a director of the Company, will be excluded from the “majority of the minority” (disinterested MDC Canada Shareholders) votes for each class of MDC Canada Shares required under MI 61-101 to approve the Redomiciliation Proposal and the Business Combination Proposal (unless relief or approval is obtained from the applicable securities regulatory authorities to permit voting as a single class).
Quorum
In order for business to be conducted at the Meeting, a quorum must be present. A quorum for the transaction of business at the Meeting is not less than such number of MDC Canada Shareholders holding (i) 33 1/3% of the votes attached to the MDC Canada Common Shares, MDC Canada Series 4 Shares and MDC Canada Series 6 Shares, together as a single class, and (ii) a majority of the votes attached to the MDC Canada Series 4 Shares and MDC Canada Series 6 Shares, as separate classes, entitled to vote at the Meeting, represented either virtually or by proxy. If you submit a properly executed form of proxy, attached hereto as Annex F or vote by telephone or the Internet, you will be considered part of the quorum.
Abstentions and Broker Non-Votes; Failure to Vote
If your MDC Canada Shares are held in the name of a broker, bank or other nominee, you will receive separate instructions from your broker, bank or other nominee describing how to vote your shares. Please check with your broker, bank or other nominee and follow the voting procedures provided by your broker, bank or other nominee on your voting instruction form.
You should instruct your broker, bank or other nominee how to vote your MDC Canada Shares. Under the rules applicable to broker-dealers, your broker, bank or other nominee does not have discretionary authority to vote your shares in respect of the Transaction Proposals. A so-called “broker non-vote” results when banks, brokers and other nominees return a valid proxy voting upon a matter or matters for which the applicable rules provide discretionary authority but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares. The Company does not expect any broker non-votes at the Meeting because the rules applicable to banks, brokers and other nominees only provide brokers with discretionary authority to vote on proposals that are considered routine, whereas the proposal to be presented at the Meeting is considered non-routine. As a result, no broker will be permitted to vote your MDC Canada Shares at the Meeting without receiving instructions.
With respect to the Proposals, an abstention, failure to vote or broker non-vote will not be counted as votes cast “FOR” or “AGAINST” and therefore will have no effect on the outcome of such Proposals.
Recommendation of the MDC Special Committee and the MDC Board
The MDC Special Committee is a committee consisting of four independent directors of the MDC Board formed for the purpose of, among other things, considering, reviewing and evaluating the Stagwell Proposal and, if deemed appropriate, negotiating the Business Combination. The MDC Special Committee has unanimously (i) determined that it is in the best interests of MDC and the MDC Canada Shareholders (other than the Interested Shareholders), and declared it advisable, to recommend that MDC enter into the

Transaction Agreement and consummate the Proposed Transactions, (ii) recommended that the MDC Board approve the execution, delivery and performance by MDC of the Transaction Agreement and the consummation of the Proposed Transactions, and (iii) resolved, subject to the MDC Board approving the execution, delivery and performance by MDC of the Transaction Agreement and the consummation of the Proposed Transactions, to recommend to the MDC Board that it recommend the MDC Canada Shareholders approve the Transaction Proposals.
The MDC Board (with the Interested Directors abstaining), acting on the unanimous recommendation of the MDC Special Committee, unanimously (i) determined that it is in the best interests of MDC and the MDC Canada Shareholders (other than the Interested Shareholders) to enter into the Transaction Agreement and consummate the Proposed Transactions, (ii) approved the execution, delivery and performance by MDC of the Transaction Agreement and the Ancillary Agreements and the consummation of the Proposed Transactions and (iii) resolved to recommend that the MDC Canada Shareholders vote for the Proposals. The MDC Board (with the Interested Directors abstaining), acting on the unanimous recommendation of the MDC Special Committee, recommends that the MDC Canada Shareholders vote “FOR” each of the Transaction Proposals. Additionally, the MDC Board (with the Interested Directors abstaining) unanimously recommends the MDC Canada Shareholders vote “FOR” the Compensation Proposal.
For a discussion of the factors considered by the MDC Special Committee and the MDC Board in their determination to recommend the adoption of the Transaction Agreement and the approval of the Proposed Transactions, see “The Proposed Transactions — MDC’s Reasons for the Proposed Transactions; Recommendation of the MDC Special Committee; and Recommendation of the MDC Board.”
Consummation of the Proposed Transactions is conditioned on approval of each of the Transaction Proposals (but, for the avoidance of doubt, not the Compensation Proposal).
Voting at the MDC Special Meeting
Proxy Voting
The persons named in the form of proxy must vote your MDC Canada Shares in accordance with your instructions on the form of proxy. Signing the form of proxy gives authority to the persons named therein, each of whom is either a director or officer of the Company, to vote your MDC Canada Shares at the Meeting in accordance with your voting instructions. The form of proxy for the Transaction Proposals and the Compensation Proposals is attached hereto as Annex F. The MDC Delaware Proxy is attached hereto as Annex G.
In the absence of such instructions, however, your MDC Canada Shares will be voted FOR the Transaction Proposals and the Compensation Proposal.
A proxy must be in writing and must be executed by you or by an attorney duly authorized in writing or, if the shareholder is a corporation or other legal entity, by a duly authorized officer or attorney. A proxy may also be completed over the telephone or on the Internet. To be valid your proxy must be received by our transfer agent, AST Canada, AST Trust Company (Canada), Attn: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, by fax 1-866-781-3111 (toll-free North America) or 416-368-2502, by e-mail at proxyvote@astfinancial.com, by internet voting at www.astvotemyproxy.com, or by telephone voting at 1-888-489-5760 no later than [           ] [a.m./p.m.] on [                 ], 2021 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Canada and the U.S.) before the time of the adjourned or postponed Meeting. The Company reserves the right to accept late proxies and to waive the proxy deadline, with or without notice, but is under no obligation to accept or reject any particular late proxy.
The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Special Meeting and with respect to other matters that properly come before the Meeting. As of the date of this Proxy Statement/Prospectus, our management knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.
Transfer Agent
You can contact AST Canada, the Company’s transfer agent as follows: (i) by telephone at 1-800-387-0825 (toll-free in North America) or 1-416-682-3860 (outside of North America); (ii) on the Internet at www.astfinancial.com/ca-en; or (iii) by mail at AST Trust Company (Canada), P.O. Box 700, Station B, Montreal, QC H3B 3K3 or (iv) by e-mail at inquiries@astfinancial.com.
Cost of Solicitation
The cost of solicitation of proxies from the Company stockholders will be borne by the Company. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of MDC Canada Shares. The Company has retained (i) Kingsdale Advisors to assist in the solicitation of proxies for a fee of $115,000 plus reasonable out-of-pocket expenses and (ii) Spotlight to assist in engaging with MDC Shareholders for a fee of (a) $50,000 per month for the months of April 2021 and May 2021 and (b) $75,000 if the MDC Shareholders approve the Transaction Proposals. In addition to solicitations by mail, the Company directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.
Registered Shareholder Voting
You are a registered MDC Canada Shareholder if your name appears on your share certificate or your Direct Registration (DRS) confirmation.
How to Vote
If you are eligible to vote and you are a registered MDC Canada Shareholder, you can vote your MDC Canada Shares virtually at the Meeting or by proxy, as explained below. Voting by proxy is the easiest way to vote your MDC Canada Shares.
Voting by Proxy
Below are the different ways in which you can give your instructions, details of which are found in the proxy form accompanying this Proxy Statement/Prospectus.
•
Internet: Visit www.astvotemyproxy.com and follow the instructions. You will need your 13-digit control number which can be found on the back of your form of proxy.

•
Telephone: Call 1-888-489-5760 from a touch-tone phone and follow the voice instructions. You will need your 13-digit control number on the back of the proxy form. You cannot appoint a proxyholder via the telephone voting system.

•
Email: proxyvote@astfinancial.com.

•
Mail: Complete, sign and date your proxy form and return it in the business-reply envelope included in your package.

•
Fax: Complete, sign and date your proxy form and fax both sides of the proxy form to 1-866-781-3111 (toll free in North America) or 1-416-368-2502 (outside of North America).

At any time, AST Canada may cease to provide telephone and Internet voting, in which case registered MDC Canada Shareholders can elect to vote by mail, email or by fax, as described above.
The persons named in the enclosed form of proxy are either directors or officers of the Company. Please see “Voting Information — Proxy Voting” above. You may appoint a person other than the directors and officers designated by the Company on your proxy form to represent you and vote on your behalf at the Meeting. This person does not have to be a shareholder. To do so, strike out the names of our directors and officers that are printed on the proxy form and write the name of the person you are appointing in the space provided. Complete your voting instructions, sign, and date the proxy form, and return it to AST Canada as instructed. Please ensure that the person you appoint is aware that he or she has been appointed to attend the virtual Meeting on your behalf.
Voting Virtually
Due to the continuing public health impact of the coronavirus outbreak (COVID-19) and to support the health and well-being of our employees and shareholders, the Company has decided that the Meeting will be held solely by means of remote communication as a virtual meeting. A virtual Meeting enables registered MDC Canada Common Shareholders and duly appointed proxyholders to join us online, listen to the Meeting, ask questions and receive answers online, and vote online at [           ] by clicking “I have a control number” and then entering your unique 13-digit control number located on your form of proxy and the password “[           ]” (case-sensitive). MDC Canada Common Shareholders and duly appointed proxyholders will have the ability to submit questions during the Meeting via the Meeting website. The vast majority of our shareholders vote by proxy in advance of the meeting and all shareholders are encouraged to vote by proxy ahead of the Meeting.
Deadline for Voting
Your duly completed form of proxy must be received by our transfer agent, AST Canada, or you must vote by Internet or by telephone or by fax no later than [           ] [a.m./p.m.] on [           ], 2021 or if the Meeting is adjourned or postponed, by no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in Canada and the U.S.) before the time of the adjourned or postponed Meeting.
The Company reserves the right to accept late proxies and to waive the proxy deadline, with or without notice, but is under no obligation to accept or reject any particular late proxy.
Revoking your Proxy
If your MDC Canada Shares are registered in your name, you can change or revoke a previously delivered vote in the following ways:
•
by written instrument executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at [           ], not later than [           ] [a.m./p.m.] on [           ], 2021 (or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Canada and the U.S.) before the adjourned or postponed Meeting) or with the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof.

•
Submit a later-dated, new proxy card, which must be received by [           ] [a.m./p.m.] on [           ], 2021 (or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Canada and the U.S.) before the adjourned or postponed Meeting), in which case only the later-dated proxy is counted and the earlier proxy is revoked.

•
Submit a proxy via the Internet or by telephone at a later date, which must be received by [           ] [a.m./p.m.] on [           ] , 2021 (or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Canada and the U.S.) before the adjourned or postponed Meeting), in which case only the later-dated proxy is counted and the earlier proxy is revoked.

•
Attend the Meeting and vote virtually; attendance at the Meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

Beneficial owners of MDC Canada Shares may change their voting instruction by submitting new voting instructions to the brokers, banks or other nominees that hold their shares of record or by requesting a proxy issued in their own name from such broker, bank or other nominee and voting virtually at the Meeting.

Beneficial Shareholder Voting
You are a beneficial MDC Canada Shareholder if your MDC Canada Shares are held in a nominee’s name such as a bank, trust company, securities broker or other nominee. Typically, the form of proxy or voting instruction form sent or to be sent by your nominee indicates whether you are a beneficial MDC Canada Shareholder. Generally, without specific instructions, brokers and their agents or nominees are prohibited from voting shares for their client.
How to Vote
If you are eligible to vote and you are a beneficial MDC Canada Shareholder, you can vote your MDC Canada Shares virtually at the Meeting or by voting instructions, as explained below. Voting by providing voting instructions is the easiest way to vote your MDC Canada Shares.
Voting Instructions
Your nominee is required to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive, or have already received, a request for voting instructions or a form of proxy for the number of MDC Canada Shares held by you.
Each nominee has its own procedures, which you should carefully follow to ensure that your MDC Canada Shares are voted at the Meeting. These procedures generally allow voting virtually or by proxy (telephone, fax, mail or Internet). Beneficial MDC Canada Shareholders should contact their nominee for instructions in this regard.
Whether or not you attend the Meeting virtually, you can appoint someone else to attend virtually and vote as your proxyholder. To do this, please follow the procedures of your nominee carefully. The persons already named in the form of proxy are either directors or officers of the Company. Please see “Voting Information — Proxy Voting” above. It is important to ensure that any other person you appoint as proxy is either attending the Meeting virtually or returning a proxy reflecting your instructions and is aware that his or her appointment has been made to vote your MDC Canada Shares.
Voting Virtually
Due to the continuing public health impact of the coronavirus outbreak (COVID-19) and to support the health and well-being of our employees and shareholders, the Company has decided that the Meeting will be held solely by means of remote communication as a virtual meeting. A virtual Meeting enables registered MDC Canada Common Shareholders and duly appointed proxyholders to join us online, listen to the Meeting, ask questions and receive answers online, and vote online at [           ] by clicking “I have a control number” and then entering your unique 13-digit control number located on your form of proxy and the password “[           ]” (case-sensitive). MDC Canada Common Shareholders and duly appointed proxyholders will have the ability to submit questions during the Meeting via the Meeting website. If your MDC Canada Shares are held in the name of a broker, bank or other nominee, you will receive separate instructions from your broker, bank or other nominee describing how to vote your shares. Please check with your broker, bank or other nominee and follow the voting procedures provided by your broker, bank or other nominee on your voting instruction form. Even if you plan to attend the Meeting virtually, the Company recommends that you also submit your proxy card or voting instruction form as described herein so your vote will be counted if you later decide not to attend the Meeting.
Deadline for Voting
If voting by voting instructions, your nominee must receive your voting instructions in sufficient time for your nominee to act on them. Every nominee has its own procedures which you should carefully follow to ensure that your MDC Canada Shares are voted at the Meeting. For your vote to count it must be received by our transfer agent, AST Canada, no later than [                 ] [a.m./p.m.] on [                 ], 2021, or if the Meeting is adjourned or postponed, by no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in Canada and the U.S.) before the time of the adjourned or postponed Meeting.

The Company reserves the right to accept late proxies and to waive the proxy deadline, with or without notice, but is under no obligation to accept or reject any particular late proxy.
Revoking Voting Instructions
To revoke your voting instructions, follow the procedures provided by your nominee.
Dissenters’ Rights
Registered MDC Canada Shareholders are entitled to Dissent Rights only if they follow the procedures specified in the CBCA. Persons who are beneficial owners of MDC Canada Shares registered in the name of a broker, investment dealer or other intermediary who wish to dissent should be aware that only registered MDC Canada Shareholders are entitled to Dissent Rights. Accordingly, a beneficial owner of MDC Canada Shares desiring to exercise this right, must make arrangements for the MDC Canada Shares beneficially owned by such MDC Canada Shareholder to be registered in the MDC Canada Shareholder’s name prior to the time the Dissent Notice is required to be received by the Company, or, alternatively, make arrangements for the registered holder of such MDC Canada Shares to dissent on the MDC Canada Shareholder’s behalf.
Each Dissenting Shareholder is entitled to be paid the fair value of all, but not less than all, of the holder’s MDC Canada Shares, provided that the holder strictly complies with the dissent procedures with respect to the Transaction Proposals and the Proposed Transactions become effective. Fair value is determined as of the close of business on the day before the Proposed Transactions are approved by MDC Canada Shareholders.
If you wish to exercise Dissent Rights, you should review the requirements summarized in this Proxy Statement/Prospectus carefully and consult with your legal advisor. See “The Proposed Transactions — Dissenting Shareholder Rights” and Annex P of this Proxy Statement/Prospectus.
Appraisal Rights
Appraisal rights will be available to holders of MDC Canada Class B Common Shares and MDC Canada Preferred Shares in connection with the MDC Merger only under the circumstances set forth in Section 262 of the DGCL and subject to their compliance with the requirements of Section 262. In order to preserve any appraisal rights that a MDC Canada Shareholder may have, in addition to otherwise complying with the applicable provisions of the DGCL, such MDC Canada Shareholder must not vote in favor of, or consent to, the MDC Merger Proposal and must submit a written demand for appraisal in a timely manner in accordance with the applicable provisions of the DGCL.
To the extent appraisal rights are available under Delaware law, a Dissenting Delaware Stockholder will be entitled to receive a cash payment equal to the fair value of his, her or its MDC Delaware Class B Common Shares and MDC Delaware Preferred Shares in connection with the MDC Merger in lieu of the transaction consideration. The “fair value” of the MDC Delaware Shares as determined by the Court could be more or less than, or the same as, the value of the consideration that a Delaware Dissenting Shareholder would otherwise be entitled to receive under the terms of the Transaction Agreement.
To seek appraisal, an MDC Canada Shareholder must comply strictly with all of the procedures required under the DGCL, including delivering a written demand for appraisal to the Company in a timely manner, not voting in favor of or consenting to the MDC Delaware Proxy Proposal and continuing to hold his, her or its shares through the Closing. Failure to comply strictly with all of the procedures required under the DGCL will result in the loss of appraisal rights.
For a further description of the appraisal rights available to MDC Canada Shareholders and the procedures required to exercise such appraisal rights, see the provisions of Section 262 of the DGCL that grant appraisal rights and govern such procedures, which are attached as Annex H to this Proxy Statement/Prospectus. If an MDC Canada Shareholder holds shares through a broker, bank or other nominee and the MDC Canada Shareholder wishes to exercise appraisal rights, such stockholder should consult with such stockholder’s broker, bank or other nominee sufficiently in advance of the Meeting to permit such nominee to exercise appraisal rights on such stockholder’s behalf. In view of the complexity of Delaware law, MDC Canada Shareholders who may wish to pursue appraisal rights should promptly consult their legal and financial advisors.
Action Required to Transfer MDC Canada Shares and Receive Combined Company Shares
Assuming the Proposed Transactions become effective, your MDC Canada Shares will automatically convert into MDC Delaware Shares, on a one-to-one basis, upon the Redomiciliation Effective Time; your MDC Delaware Shares will, upon the effective time of the MDC Reorganization, be converted into the right to receive New MDC Shares, which will be issued to you in uncertificated book-entry form; and your New MDC Shares shall automatically become Combined Company Shares upon completion of the Proposed Transactions. MDC Canada and MDC Delaware share certificates outstanding immediately prior to the effective time of the MDC Reorganization will no longer be evidence of title of MDC Canada Shares or MDC Delaware Shares represented by such certificates, and following the MDC Reorganization, will only represent the right to receive a corresponding number of uncertificated book-entry shares of New MDC. Our transfer agent, AST Canada, will request that you return such stock certificates for cancellation, together with a properly completed and executed letter of transmittal, in exchange for shares of New MDC following completion of the MDC Reorganization. MDC Canada Shares or MDC Delaware Shares held in “street name” through a bank, broker, custodian or other nominee will be automatically exchanged for uncertificated book-entry shares of New MDC without any action required on the part of the beneficial holder of such ordinary shares.
Householding of MDC Special Meeting Materials
We have adopted a practice approved by the SEC called “householding”. Under this practice, shareholders who have the same address and last name will receive only one paper copy of the proxy materials, unless one or more of these shareholders notifies use that he or she wishes to continue receiving individual copies. We will promptly deliver a separate copy of any materials upon written request to MDC Partners Inc., One World Trade Center, Floor 65, New York, NY 10007, Attention: Corporate Secretary, telephone: (646) 429-1800. If you would like to receive separate copies of the proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you may contact us at the above address and phone number.
Questions
If you have any questions about the information contained in this Proxy Statement/Prospectus or require assistance in voting your MDC Canada Shares, please contact the Company’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, as follows:
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario M5X 1E2
Call Toll-Free (within North America):
1-877-659-1821
Call Collect (outside North America):
1-416-867-2272
E-Mail:
contactus@kingsdaleadvisors.com

PROPOSALS
Overview
In connection with the Proposed Transactions, the Company is asking the MDC Canada Shareholders to approve each of the Proposals, which are described in more detail below. The consummation of each Transaction Proposal is conditioned on the approval by the requisite MDC Canada Shareholder threshold of the other Transaction Proposals, such that MDC will only effect a particular Transaction Proposal if the MDC Canada Shareholders approve all of the other Transaction Proposals. For the avoidance of doubt, the Transaction Proposals are not conditioned on approval of the Compensation Proposal.
PROPOSAL 1: THE REDOMICILIATION
Overview
As the first step in the Proposed Transactions, the Company is proposing to change its jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Delaware pursuant to a “continuance” effected in accordance with Section 188 of the CBCA and a concurrent “domestication” effected in accordance with Section 388 of the DGCL. The Company will become subject to the DGCL on the date of the Redomiciliation, but will be deemed for the purposes of the DGCL to have commenced its existence in Delaware on the date the Company amalgamated in Canada.
Following the Redomiciliation each MDC Canada Class A Common Share, each MDC Canada Class B Common Share, each MDC Canada Series 4 Share and each MDC Canada Series 6 Share, in each case held by a non-dissenting holder, will remain outstanding as a MDC Delaware Class A Common Share, a MDC Delaware Class B Common Share, a MDC Delaware Series 4 Share or an MDC Delaware Series 6 Share, respectively.
In connection with the Redomiciliation, MDC Delaware will adopt the MDC Delaware Certificate of Incorporation and the bylaws (the “MDC Delaware Bylaws”), which are attached hereto as Annexes Q and R, respectively. See “Description of MDC Delaware and the Combined Company Capital Stock” for a detailed discussion of the MDC Delaware Certificate of Incorporation and the MDC Delaware Bylaws.
Vote Required, Votes Expected to be in Favor, and MDC Board Recommendation
The affirmative vote of (i) at least two-thirds of the votes cast on the Redomiciliation Proposal, virtually or by proxy by the MDC Canada Shareholders, voting together as a single class, and (ii) at least a majority of the votes cast on the Redomiciliation Proposal, virtually or by proxy by the MDC Canada Shareholders, excluding the votes attached to MDC Canada Shares held by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101, including Stagwell, Mark Penn, and Bradley Gross, with each class of MDC Canada Shares voting separately as a class, is required to approve the Redomiciliation Proposal (unless relief or approval is obtained from the applicable securities regulatory authorities to permit voting as a single class).
Each of:
•
Stagwell, which, directly or indirectly, holds (i) 100% of the issued and outstanding MDC Canada Series 6 Shares and (ii) approximately 19.2% of the issued and outstanding MDC Canada Class A Common Shares;

•
BSPI, which holds 100% of the issued and outstanding MDC Canada Series 4 Shares, and

•
the MDC directors and officers (including Mark Penn), who collectively hold approximately 22.5% of the issued and outstanding MDC Canada Class A Common Shares (including the 19.2% of MDC Canada Class A Common Shares held by Stagwell, and which are deemed to be held by Mark Penn), are expected to vote in favor of the Redomiciliation Proposal. Collectively, Stagwell, BSPI and the MDC directors and officers (including Mark Penn) hold approximately 22.5% of the issued and outstanding MDC Canada Class A Common Shares, 100% of the issued and outstanding MDC Canada Series 6 Shares and

100% of the issued and outstanding MDC Canada Series 4 Shares. Thus, for purposes of subsection (i) above, at least 22.4% of the issued and outstanding shares of MDC are expected to vote in favor of the Redomicilation Proposal, and for purposes of subsection (ii) above, while the MDC Canada Series 4 Shareholders and the MDC Canada Series 6 Shareholders have agreed to vote their shares in favor of the Redomiciliation Proposal, and Stagwell and Mark Penn are expected to vote their MDC Canada Class A Common Shares in favor of the Redomiciliation Proposal, all of the MDC Canada Series 4 Shares and MDC Canada Series 6 Shares, and Stagwell’s and Mark Penn’s MDC Canada Class A Common Shares, are held by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101 and thus their votes will be excluded.
The MDC Board unanimously recommends (with the Interested Directors abstaining), acting on the unanimous recommendation of the MDC Special Committee, that MDC Canada Shareholders vote FOR the Redomiciliation Proposal.
Resolution
Accordingly, the Company is requesting MDC Canada Shareholders to adopt the following resolution:
(1)
The continuance of MDC Partners Inc. (the “Company”) out of the laws of Canada (the “Continuance”) pursuant to Section 188 of the Canada Business Corporations Act (the “CBCA”) and the domestication of the Company under the laws of the State of Delaware (the “Redomiciliation”) pursuant to Section 388 of the General Corporation Law of the State of Delaware, as more particularly described and set forth in the Proxy Statement/Prospectus, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission of the Company dated [           ], 2021 (“Proxy Statement/Prospectus”), in the sole discretion of the directors of the Company without further approval of or notice to the shareholders of the Company, are hereby authorized and approved.

(2)
In connection with the Redomiciliation, the form of Certificate of Incorporation and Bylaws substantially in the form attached to the Proxy Statement/Prospectus as Annexes Q and R are hereby authorized and approved, with such minor amendments as the directors may approve prior to the filing thereof.

(3)
The Company is hereby authorized to take such steps as are necessary to effect the Continuance and to file a certificate of corporate domestication and a certification of incorporation with the Secretary of State of the State of Delaware in connection with the Redomiciliation.

(4)
The directors of the Company are hereby authorized to abandon the Continuance and the filing of the certificate of corporate domestication and a certificate of incorporation with the Secretary of State of the State of Delaware at any time without further approval of the shareholders of the Company.

(5)
Notwithstanding that this resolution has been passed, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company not to proceed with the Continuance and Redomiciliation.

(6)
Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

PROPOSAL 2: BUSINESS COMBINATION
Overview
As part of the Proposed Transactions, the Company is proposing to effect the Business Combination, as further described in “The Proposed Transactions.” In particular, the Company is asking the MDC Canada Shareholders to approve (i) the MDC Merger, (ii) the issuance by OpCo of the Stagwell OpCo Units, and (iii) the issuance by New MDC of the Stagwell Class C Shares.
MDC Reorganization
Following the Redomiciliation, Merger Sub, a wholly owned subsidiary of New MDC that was formed solely for the purpose of consummating the Proposed Transactions will merge with and into MDC Delaware, with MDC Delaware continuing as the surviving corporation. The Surviving Corporation will be a direct wholly owned subsidiary of the Combined Company. In connection with the MDC Merger, shareholders of MDC Delaware shall receive a corresponding number of shares of New MDC. Following the MDC Merger, the Surviving Corporation will convert into a Delaware limited liability company, and following the MDC Reorganization, New MDC will replace MDC Delaware as the publicly-traded company in which MDC Canada Shareholders own their interests in the Company.
Stagwell Contributions
At the Closing, Stagwell will (i) contribute to OpCo the Stagwell Subject Entities in exchange for the Stagwell OpCo Units, and (ii) contribute to New MDC $100 in cash in exchange for the Stagwell Class C Shares. The Stagwell Class C Shares will not represent any economic interest in the Combined Company and will solely represent voting interests in the Combined Company. Each Stagwell Class C Share will be entitled to one vote.
Vote Required, Votes Expected to be in Favor, and MDC Board Recommendation
The affirmative vote of (i) at least two-thirds of the votes cast on the Business Combination Proposal, virtually or by proxy by the MDC Canada Shareholders, voting together as a single class, and (ii) at least a majority of the votes cast on the Business Combination Proposal, virtually or by proxy by the MDC Canada Shareholders, excluding the votes attached to MDC Canada Shares held by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101, including Stagwell, Mark Penn, and Bradley Gross, with each class of MDC Canada Shares voting separately as a class, is required to approve the Business Combination Proposal (unless relief or approval is obtained from the applicable securities regulatory authorities to permit voting as a single class).
Each of:
•
Stagwell, which, directly or indirectly, holds (i) 100% of the issued and outstanding MDC Canada Series 6 Shares and (ii) approximately 19.2% of the issued and outstanding MDC Canada Class A Common Shares;

•
BSPI, which holds 100% of the issued and outstanding MDC Canada Series 4 Shares, and

•
the MDC directors and officers (including Mark Penn), who collectively hold approximately 22.5% of the issued and outstanding MDC Canada Class A Common Shares (including the 19.2% of MDC Canada Class A Common Shares held by Stagwell, and which are deemed to be held by Mark Penn), are expected to vote in favor of the Business Combination Proposal. Collectively, Stagwell, BSPI and the MDC directors and officers (including Mark Penn) hold approximately 22.5% of the issued and outstanding MDC Canada Class A Common Shares, 100% of the issued and outstanding MDC Canada Series 6 Shares and 100% of the issued and outstanding MDC Canada Series 4 Shares. Thus, for purposes of subsection (i) above, at least 22.4% of the issued and outstanding shares of MDC are expected to vote in favor of the Business Combination Proposal, and for purposes of subsection (ii) above, while the MDC Canada Series 4 Shareholders and the MDC Canada Series 6 Shareholders have agreed to vote their shares in favor of the Business Combination Proposal, and Stagwell and Mark Penn are expected to vote their MDC Canada Class A Common Shares in favor of the Business Combination Proposal, all of the MDC

Canada Series 4 Shares and MDC Canada Series 6 Shares, and Stagwell's and Mark Penn's MDC Canada Class A Common Shares, are held by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101 and thus their votes will be excluded.
The MDC Board unanimously recommends (with the Interested Directors abstaining), acting on the unanimous recommendation of the MDC Special Committee, that MDC Canada Shareholders vote FOR the Business Combination Proposal.
Resolution
Accordingly, the Company is requesting MDC Canada Shareholders to adopt the following resolution:
(1)
The merger of MDC Merger Sub 1 LLC (“Merger Sub”), a limited liability corporation with no assets or operations and a wholly owned subsidiary of New MDC LLC, which at the time of the adoption of this resolution shall have converted into a Delaware corporation (“New MDC”), with and into MDC Delaware (being MDC Partners Inc. (the “Company”) following the Redomiciliation (as defined in the Proxy Statement/Prospectus, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission of the Company dated [           ], 2021 (“Proxy Statement/Prospectus”)) (the “MDC Merger”), with MDC Delaware continuing as the surviving corporation and a direct wholly owned subsidiary of New MDC, which will replace MDC Delaware as the publicly-traded company in which shareholders of the Company will own their interests, in the sole discretion of the directors of the Company without further approval of or notice to the shareholders of the Company, is hereby authorized and approved.

(2)
Immediately following the MDC Merger, MDC Delaware will convert into a Delaware limited liability company (the “MDC Delaware LLC Conversion”, and, together with the MDC Merger, the “MDC Reorganization”, and MDC Delaware, from and after the conversion, “OpCo”) by filing a certificate of conversion with the Secretary of State of Delaware. Following the MDC Delaware LLC Conversion, at the closing of the Proposed Transactions as defined in the Proxy Statement/Prospectus, Stagwell Media LP (“Stagwell”) will (i) contribute to OpCo (the “Stagwell OpCo Contribution”) the issued and outstanding equity interest of Stagwell Marketing Group Holdings LLC (“SMGH”), the direct or indirect owner of the Stagwell subsidiaries that own and operate a portfolio of marketing services companies (the “Stagwell Subject Entities”), in exchange for OpCo issuing to Stagwell 216,250,000 OpCo Common Units (as defined in the Proxy Statement/Prospectus), subject to certain adjustments set forth in the Transaction Agreement (as defined in the Proxy Statement/Prospectus) (the “Stagwell OpCo Units”), and (ii) contribute to New MDC (the “Stagwell New MDC Contribution” and, together with the Stagwell OpCo Contribution, the “Stagwell Contributions”) $100 in cash in exchange for New MDC issuing to Stagwell 216,250,000 Combined Company Class C Common Shares (as defined in the Proxy Statement/Prospectus), subject to certain adjustments set forth in the Transaction Agreement (the “Stagwell Class C Shares”) (collectively, the “Business Combination”) and the Business Combination, in the sole discretion of the directors of the Company without further approval of or notice to the shareholders of the Company, is hereby authorized and approved.

(3)
The Company is hereby authorized to take such steps as are necessary to effect the Proposed Transactions, other than the Redomiciliation.

(4)
The directors of the Company are hereby authorized to, prior to the Redomiciliation, abandon the MDC Reorganization and the Business Combination at any time without further approval of the shareholders of the Company.

(5)
Notwithstanding that this resolution has been passed, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company, prior to the Redomiciliation, not to proceed with the MDC Reorganization and the Business Combination.

(6)
Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

PROPOSAL 3: MDC DELAWARE PROXY PROPOSAL
Overview
As part of the Proposed Transactions, MDC Delaware is proposing to, among other things, following the Redomiciliation, merge with Merger Sub, whereby Merger Sub will merge with and into MDC Delaware, with MDC Delaware surviving as a direct wholly owned subsidiary of New MDC. In order for the MDC Delaware Shareholders to (i) approve and adopt the Transaction Agreement and (ii) approve the Proposed Transactions, including the MDC Merger, the Company is asking that the MDC Canada Shareholders approve a Proposal and grant, on behalf of such MDC Canada Shareholder, the MDC Delaware Proxy, the form of which is attached hereto as Annex G, to each of the Company and The Stagwell Group LLC, whereby each Proxyholder, acting singly, with respect to and on behalf of the holders of MDC Delaware Common Shares and MDC Delaware Series 6 Shares, may vote in favor of, consent to, approve and adopt the Transaction Agreement and the Proposed Transactions, including the MDC Merger. The MDC Delaware Proxy (A) shall survive until the earlier of (1) the termination of the Transaction Agreement in accordance with its terms and (2) the effectiveness of the MDC Delaware Consent and (B) with respect to the Company, shall be granted conditional on the Company, in its capacity as Proxyholder, irrevocably committing to vote such shares of common stock of MDC Delaware and Series 6 preferred stock to approve and adopt the Transaction Agreement and the Proposed Transactions (the “MDC Delaware Proxy Proposal”).
Vote Required, Votes Expected to be in Favor, and MDC Board Recommendation
The affirmative vote of holders of at least a majority of the voting power of the Company Class A Common Shares, Company Class B Common Shares, and MDC Canada Series 6 Shares is required to approve the MDC Delaware Proxy Proposal. If the MDC Delaware Proxy Proposal is approved, following the Redomiciliation and prior to the MDC Merger, the Proxyholders are expected to execute the MDC Delaware Consent on behalf of the MDC Canada Shareholders that voted in favor of the MDC Delaware Proxy Proposal and granted the MDC Delaware Proxy.
Upon the Redomiciliation, the Company will become a Delaware corporation. To effect the adoption of the Transaction Agreement under Delaware law, the board of directors of MDC Delaware (as a Delaware corporation) must approve and declare advisable the Transaction Agreement and recommend the adoption of the Transaction Agreement by the MDC Delaware stockholders. Such number of stockholders of MDC Delaware, representing at least a majority of the voting power of the outstanding stock entitled to vote thereon, must then adopt the Transaction Agreement. To effect the required process under Delaware law to adopt the Transaction Agreement, the current members of the MDC Board, being the initial members of the MDC Delaware board of directors following the Redomiciliation, shall have executed a unanimous board consent, which will become effective following the Redomiciliation but before the MDC Reorganization, approving and declaring advisable the Transaction Agreement and recommending that the stockholders of MDC Delaware adopt the Transaction Agreement. To effect the required approval under Delaware law, the MDC Board is asking the MDC Canada Shareholders to approve the MDC Delaware Proxy Proposal and, as part of that approval, grant each of MDC Delaware and The Stagwell Group LLC a proxy to, acting singly, execute a written consent voting such shareholder’s MDC Delaware Shares in favor of the adoption of the Transaction Agreement.
Each of:
•
Stagwell, which, directly or indirectly holds (i) 100% of the issued and outstanding MDC Canada Series 6 Shares and (ii) approximately 19.2% of the issued and outstanding MDC Canada Class A Common Shares; and

•
the MDC directors and officers (including Mark Penn), who collectively hold approximately 22.5% of the issued and outstanding MDC Canada Class A Common Shares (including the 19.2% of MDC Canada Class A Common Shares held by Stagwell, and which are deemed to be held by Mark Penn), are expected to vote in favor of the MDC Delaware Proxy Proposal. Collectively, Stagwell and the MDC directors and officers (including Mark Penn) hold approximately 22.5% of the issued and outstanding MDC Canada Class A Common Shares and 100% of the issued and outstanding MDC Canada Series 6 Shares.

Thus, with respect to the voting requirement above, at least 22.4% of the issued and outstanding Company Class A Common Shares, Company Class B Common Shares and MDC Canada Series 6 Shares, voting together as a single class, are expected to vote in favor of the MDC Delaware Proxy Proposal.
The MDC Board unanimously recommends (with the Interested Directors abstaining), acting on the unanimous recommendation of the MDC Special Committee, that MDC Canada Shareholders vote FOR the MDC Delaware Proxy Proposal.
Resolution
Accordingly, the Company is requesting MDC Canada Class A Common Shareholders, MDC Canada Class B Common Shareholders, and MDC Canada Series 6 Shareholders to adopt the following resolution:
(1)
As described in further detail in the Proxy Statement/Prospectus, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission of MDC Partners Inc. (the “Company”) dated [           ], 2021 (“Proxy Statement/Prospectus”), the granting of a proxy (the “MDC Delaware Proxy”) in relation to shareholders’ MDC Delaware Common Shares (as defined in the Proxy Statement/Prospectus) and MDC Delaware Series 6 Shares (as defined in the Proxy Statement/Prospectus), as applicable, the form of which is attached hereto as Annex G to the Proxy Statement/Prospectus, to each of the Company and The Stagwell Group LLC (each in such capacity, a “Proxyholder”) whereby each Proxyholder, acting singly, with respect to and on behalf of the holders of MDC Delaware Common Shares and the MDC Delaware Series 6 Shares that voted in favor of this proposal, may vote in favor of, or consent to, the approval and adoption of the Transaction Agreement and the Proposed Transactions, including the MDC Merger (each as defined in the Proxy Statement/Prospectus and collectively, the “MDC Delaware Consent”), following the Redomiciliation, which MDC Delaware Proxy (A) shall survive until the earlier of (1) the termination of the Transaction Agreement in accordance with its terms and (2) the effectiveness of the MDC Delaware Consent and (B) with respect to the Company, shall be granted conditional on the Company in its capacity as Proxyholder, irrevocably committing to vote such MDC Delaware Common Shares and MDC Delaware Series 6 Shares to approve and adopt the Transaction Agreement and the Proposed Transactions, including the MDC Merger, without further approval of or notice to the shareholders of the Company, is hereby authorized and approved.

(2)
The Company is hereby authorized to take such steps as are necessary to effect the MDC Delaware Proxy and the MDC Delaware Consent.

(3)
Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

PROPOSAL 4: SUPERVOTING MDC DELAWARE SERIES 6 SHARES
Overview
In order to approve the MDC Merger as part of the Proposed Transactions, MDC is proposing to grant the MDC Delaware Series 6 Shares voting rights solely with respect to the MDC Merger. In addition to the other rights of holders of the existing MDC Canada Series 6 Preferred Shares, the holders of the MDC Delaware Series 6 Shares will be entitled to vote on any merger of MDC Delaware with any direct or indirect wholly owned subsidiary thereof pursuant to which each share or fraction of a share of MDC Delaware is converted into the right to receive, or exchanged for, a share or equal fraction of a share of stock of a new holding company having substantially similar designations, rights, powers, and preferences and qualifications, limitations, and restrictions thereof as the share of MDC Delaware stock being converted or exchanged in the merger pursuant to Section 251(c) of the DGCL (a “Holdco-Sub Merger”) and shall vote on any such Holdco-Sub Merger together as a single class with the holders of MDC Delaware Common Shares. Each MDC Delaware Series 6 Share shall (only with respect to a Holdco-Sub Merger) carry [           ] votes per share. In accordance with NASDAQ Listing Rule 5635, the Company is asking the MDC Canada Shareholders to approve, as a stand-alone proposal, the Series 6 Supervoting Proposal. The Designation for the MDC Delaware Series 6 Shares is attached as Annex S hereto.
Vote Required, Votes Expected to be in Favor, and MDC Board Recommendation
The affirmative vote of a majority of the votes cast on the Series 6 Supervoting Proposal by the holders of MDC Canada Class A Common Shares and MDC Canada Class B Common Shares, voting together as a single class, is required to approve the Series 6 Supervoting Proposal.
Each of:
•
Stagwell, which, directly or indirectly holds approximately 19.2% of the issued and outstanding MDC Canada Class A Common Shares; and

•
the MDC directors and officers (including Mark Penn), who collectively hold approximately 22.5% of the issued and outstanding MDC Canada Class A Common Shares (including the 19.2% of MDC Canada Class A Common Shares held by Stagwell, and which are deemed to be held by Mark Penn), are expected to vote in favor of the Series 6 Supervoting Proposal. Collectively, Stagwell and the MDC directors and officers (including Mark Penn) hold approximately 22.5% of the issued and outstanding MDC Canada Class A Common Shares. Thus, with respect to the voting requirement above, at least 22.2% of the issued and outstanding MDC Canada Class A Common Shares and MDC Canada Class B Common Shares, voting together as a single class, are expected to vote in favor of the Series 6 Supervoting Proposal.
The MDC Board unanimously recommends (with the Interested Directors abstaining), acting on the unanimous recommendation of the MDC Special Committee, that MDC Canada Shareholders vote FOR the Series 6 Supervoting Proposal.
Resolution
Accordingly, the Company is requesting MDC Canada Common Shareholders to adopt the following resolution:
(1)
MDC Delaware (being MDC Partners Inc. (the “Company”) following the Redomiciliation (as defined in the Proxy Statement/Prospectus, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission of the Company dated [           ], 2021 (“Proxy Statement/Prospectus”)) will grant the MDC Delaware Series 6 Shares (as defined in the Proxy Statement/Prospectus) supervoting rights (the “Series 6 Supervoting Proposal”) with respect to the MDC Merger (as defined in the Proxy Statement/Prospectus) pursuant to which the holders of MDC Delaware Series 6 Shares will be entitled to vote on any merger of MDC Delaware with any direct or indirect wholly owned subsidiary thereof pursuant to which each share or fraction of a share of MDC Delaware is converted into the right to receive, or exchanged for, a share or equal fraction of a share of stock of a new holding company having substantially similar designations, rights, powers, and preferences and qualifications, limitations, and restrictions thereof as the share of MDC Delaware stock being converted or exchanged in the merger pursuant to Section 251(c) of the DGCL (a “Holdco-Sub Merger”) and shall vote on any such Holdco-Sub Merger together as a single class with the holders of MDC Delaware Common Shares (as defined in the Proxy Statement/Prospectus) and such Series 6 Supervoting Proposal, in the sole discretion of the directors of the Company without further approval of or notice to the shareholders of the Company, is hereby authorized and approved.
(2)
In accordance with NASDAQ Listing Rule 5635, the Company is hereby authorized to take such steps as are necessary to effect the Series 6 Supervoting Proposal.

(3)
The directors of the Company are hereby authorized to abandon the Series 6 Supervoting Proposal at any time without further approval of the shareholders of the Company.

(4)
Notwithstanding that this resolution has been passed, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company not to proceed with the Series 6 Supervoting Proposal.

(5)
Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

PROPOSAL 5: STAGWELL ISSUANCE
Overview
As part of the Proposed Transactions, at the Closing, Stagwell has agreed to contribute to New MDC $100 in cash in exchange for New MDC issuing the Stagwell Class C Shares to Stagwell. The Stagwell Class C Shares will not represent any economic interest in the Combined Company and will solely represent voting interests in the Combined Company. Each Stagwell Class C Share will be entitled to one vote. In accordance with NASDAQ Listing Rule 5635, the Company is asking the MDC Canada Shareholders to approve, as a stand-alone proposal, the Stagwell Issuance Proposal.
Vote Required, Votes Expected to be in Favor, and MDC Board Recommendation
The affirmative vote of a majority of the votes cast on the Stagwell Issuance Proposal by the holders of MDC Canada Class A Common Shares and MDC Canada Class B Common Shares, voting together as a single class, is required to approve the Stagwell Issuance Proposal.
Each of:
•
Stagwell, which, directly or indirectly, holds approximately 19.2% of the issued and outstanding MDC Canada Class A Common Shares; and

•
the MDC directors and officers (including Mark Penn), who collectively hold approximately 22.5% of the issued and outstanding MDC Canada Class A Common Shares (including the 19.2% of MDC Canada Class A Common Shares held by Stagwell, and which are deemed to be held by Mark Penn), are expected to vote in favor of the Stagwell Issuance Proposal. Collectively, Stagwell and the MDC directors and officers (including Mark Penn) hold approximately 22.5% of the issued and outstanding MDC Canada Class A Common Shares. Thus, with respect to the voting requirement above, at least 22.2% of the issued and outstanding MDC Canada Class A Common Shares and MDC Canada Class B Common Shares, voting together as a single class, are expected to vote in favor of the Series 6 Supervoting Proposal.
The MDC Board unanimously recommends (with the Interested Directors abstaining), acting on the unanimous recommendation of the MDC Special Committee, that MDC Canada Shareholders vote FOR the Stagwell Issuance Proposal.
Resolution
Accordingly, the Company is requesting MDC Canada Shareholders to adopt the following resolution:
(1)
Immediately following the MDC Merger, MDC Delaware will convert into a Delaware limited liability company (the “MDC Delaware LLC Conversion”, and MDC Delaware, from and after the conversion, “OpCo”) by filing a certificate of conversion with the Secretary of State of Delaware. Following the MDC Delaware LLC Conversion, at the closing of the Proposed Transactions as defined Proxy Statement/Prospectus, Stagwell Media LP (“Stagwell”) will (i) contribute to OpCo (the “Stagwell OpCo Contribution”) the issued and outstanding equity interest of Stagwell Marketing Group Holdings LLC (“SMGH”), the direct or indirect owner of the Stagwell subsidiaries that own and operate a portfolio of marketing services companies (the “Stagwell Subject Entities”), in exchange for OpCo issuing to Stagwell 216,250,000 OpCo Common Units (as defined in the Proxy Statement/Prospectus, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission of the Company dated [           ], 2021 (“Proxy Statement/Prospectus”), subject to certain adjustments set forth in the Transaction Agreement (as defined in the Proxy Statement/Prospectus) (the “Stagwell OpCo Units”), and (ii) contribute to New MDC (the “Stagwell New MDC Contribution” and, together with the Stagwell OpCo Contribution, the “Stagwell Contributions”) $100 in cash in exchange for New MDC issuing to Stagwell (the “Stagwell Issuance”) 216,250,000 Combined Company Class C Common Shares, subject to certain adjustments set forth in the Transaction Agreement (the

“Stagwell Class C Shares”) and the Stagwell Issuance, in the sole discretion of the directors of the Company without further approval of or notice to the shareholders of the Company, is hereby authorized and approved.
(2)
In accordance with NASDAQ Listing Rule 5635, the Company is hereby authorized to take such steps as are necessary to effect the Stagwell Issuance.

(3)
The directors of the Company are hereby authorized to abandon the Stagwell Issuance at any time without further approval of the shareholders of the Company.

(4)
Notwithstanding that this resolution has been passed, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company not to proceed with the Stagwell Issuance.

(5)
Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

PROPOSAL 6: THE COMPENSATION PROPOSAL
Overview
In accordance with Section 14A of the Exchange Act, MDC is providing its shareholders with the opportunity to cast an advisory (non-binding) vote on the compensation that may be paid or become payable to MDC’s named executive officers in connection with the Proposed Transactions. For more detailed information regarding these amounts, see the table entitled “Compensation Subject to Non-Binding Advisory Vote Pursuant to Proposal 6: The Compensation Proposal” and the accompanying footnotes and related narrative discussion in the section entitled “The Proposed Transactions — Golden Parachute Compensation” beginning on page 204 of this Proxy Statement/Prospectus.
Effect of Advisory Vote
The vote on this Compensation Proposal is a vote separate from the votes on the Transaction Proposals. Accordingly, you may vote to approve the other proposals and vote not to approve this proposal, and vice versa. Approval of this proposal is not a condition to completion of the Proposed Transactions.
Because the vote on this proposal is only advisory in nature, it will not be binding on either MDC or Stagwell regardless of whether the Proposed Transactions are completed. Accordingly, since the compensation described herein is contractual with respect to MDC’s named executive officers, regardless of the outcome of this advisory vote, such compensation will be payable, subject only to the conditions applicable thereto, if the Proposed Transactions are completed.
Votes Expected to be in Favor
Each of:
•
Stagwell, which, directly or indirectly holds (i) 100% of the issued and outstanding MDC Canada Series 6 Shares and (ii) approximately 19.2% of the issued and outstanding MDC Canada Class A Common Shares;

•
BSPI, which holds 100% of the issued and outstanding MDC Canada Series 4 Shares, and

•
the MDC directors and officers (including Mark Penn), who collectively hold approximately 22.5% of the issued and outstanding MDC Canada Class A Common Shares (including the 19.2% of MDC Canada Class A Common Shares held by Stagwell, and which are deemed to be held by Mark Penn), are expected to vote in favor of the Compensation Proposal. Collectively, Stagwell, BSPI and the MDC directors and officers (including Mark Penn) hold approximately 22.5% of the issued and outstanding MDC Canada Class A Common Shares, 100% of the issued and outstanding MDC Canada Series 6 Shares and 100% of the issued and outstanding MDC Canada Series 4 Shares. Thus, at least 22.4% of the issued and outstanding shares of MDC are expected to vote in favor of the Compensation Proposal.
Resolution
Accordingly, the Company is requesting MDC Canada Shareholders to adopt the following resolution:
(1)
On an advisory basis and in accordance with Section 14A of the U.S. Securities Exchange Act of 1934, that the MDC Canada Shareholders accept and approve the compensation that may be paid or becomes payable to the Company’s named executive officers (the “Compensation Proposal”) as set forth in the Proxy Statement/Prospectus, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission of the Company dated [           ], 2021 (“Proxy Statement/Prospectus”) in connection with the Proposed Transactions (as defined in the Proxy Statement/Prospectus) and the Compensation Proposal (as defined in the Proxy Statement/Prospectus), in the sole discretion of the directors of the Company without further approval of or notice to the shareholders of the Company, is hereby authorized and approved.

(2)
In accordance with NASDAQ Listing Rule 5635, the Company is hereby authorized to take such steps as are necessary to effect the Compensation Proposal.

(3)
The directors of the Company are hereby authorized to abandon the Compensation Proposal at any time without further approval of the shareholders of the Company.

(4)
Notwithstanding that this resolution has been passed, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company not to proceed with the Compensation Proposal.

(5)
Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

THE PROPOSED TRANSACTIONS
This discussion of the Proposed Transactions is qualified in its entirety by reference to the Transaction Agreement, which is attached to this Proxy Statement/Prospectus as Annex I and is incorporated by reference into this Proxy Statement/Prospectus. This summary does not purport to be complete and may not contain all of the information about the Proposed Transactions that are important to you. You should read the entire Transaction Agreement carefully as it is the legal document that governs the Proposed Transactions. This section is not intended to provide you with any factual information about MDC or Stagwell. Such information can be found elsewhere in this Proxy Statement/Prospectus and in the public filings MDC makes with the SEC that are incorporated by reference into this Proxy Statement/Prospectus, as described under “Where You Can Find More Information.”
Transaction Structure
Below is a step-by-step list illustrating the material steps involved in the Proposed Transactions. Each of these events, as well as any conditions to their consummation, is discussed in more detail elsewhere in this Proxy Statement/Prospectus.
•
Step 1: Redomiciliation: The Company shall change its jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Delaware. The Company, following such Redomiciliation, is referred to herein as MDC Delaware. See “Questions and Answers about the Proposed Transactions and the Meeting — What are the Proposed Transactions? — Redomiciliation”.

•
Step 2: New MDC Corporate Conversion: New MDC, a wholly-owned subsidiary of MDC Delaware, shall convert into a Delaware corporation. See “Questions and Answers about the Proposed Transactions and the Meeting — What are the Proposed Transactions? — New MDC Corporate Conversion and MDC Merger”.

•
Step 3: MDC Merger: Merger Sub, a wholly owned subsidiary of New MDC, shall merge with and into MDC Delaware with MDC Delaware surviving the merger (and being referred to herein as the Surviving Corporation after the merger) and New MDC becoming the new publicly listed parent company. See “Questions and Answers about the Proposed Transactions and the Meeting — What are the Proposed Transactions? — New MDC Corporate Conversion and MDC Merger”.

•
Step 4: MDC Delaware LLC Conversion: The Surviving Corporation, a wholly-owned subsidiary of New MDC, shall convert into a Delaware limited liability company referred to herein as OpCo. See “Questions and Answers about the Proposed Transactions and the Meeting — What are the Proposed Transactions? — MDC Delaware LLC Conversion”.

•
Step 5: Stagwell Contributions: Stagwell shall make the Stagwell OpCo Contribution and the Stagwell New MDC Contribution in exchange for the Stagwell OpCo Units and the Stagwell Class C Shares, respectively. New MDC, following the Stagwell Contributions, is referred to herein as the Combined Company. See “Questions and Answers about the Proposed Transactions and the Meeting — What are the Proposed Transactions? — Stagwell Contributions”.

The Combined Company’s organizational structure following the completion of the Proposed Transactions will be an Up-C structure. In the Up-C structure, all of the assets and business of MDC and assets and business contributed by Stagwell in the Stagwell OpCo Contribution will be held by OpCo, an entity treated as a partnership, or “passthrough” entity, for U.S. federal income tax purposes, and will be operated through OpCo and its subsidiaries. The Combined Company’s sole material asset will be the OpCo Common Units and the OpCo Preferred Units. Following the Business Combination, after a 6-month lockup period, Stagwell’s membership interests in OpCo and those of other members of OpCo besides the Combined Company and its subsidiaries will be exchangeable (in combination with Combined Company Class C Common Shares), at the election of the applicable member, for an equivalent number of Combined Company Class A Common Shares, or at OpCo’s election, cash, subject to certain limitations. It is expected that, as a result of such exchanges, New MDC would obtain a step-up in the tax basis in the portion of OpCo’s assets treated as attributable to the exchanged or redeemed Opco Common Units. This step-up in tax basis will provide New MDC with certain tax benefits, such as future depreciation and amortization deductions that can reduce the taxable income allocable to us from OpCo’s operations. As described above, a portion of these benefits will be payable to Stagwell under the Tax Receivables Agreement.

Additionally, prior to, in connection with, and in some cases following the Proposed Transactions, New MDC, MDC and OpCo, respectively, intend to engage in certain restructuring transactions to, among other things, facilitate changes to the group’s internal financing structure, and create a holding company structure under OpCo, whereby all of the subsidiaries of the Combined Company that are treated as corporations for U.S. tax purposes would be held through a single corporate holding company.
Consideration to be Received by MDC Canada Shareholders and Consequences of the Proposed Transactions
Current, non-dissenting holders of MDC Canada Common Shares or MDC Canada Preferred Shares will receive the following in connection with the Proposed Transactions:
•
for each MDC Canada Class A Common Share, one Combined Company Class A Common Share,

•
for each MDC Canada Class B Common Share, one Combined Company Class B Common Share,

•
for each MDC Canada Series 4 Share, one Combined Company Series 4 Share, and

•
for each MDC Canada Series 6 Share, one Combined Company Series 6 Share.

Following the completion of the Proposed Transactions, the Combined Company Class A Common Shares will be listed on NASDAQ.
On a pro forma basis (and (i) without giving effect to the conversion of any Combined Company Preferred Shares and (ii) including unvested restricted stock and restricted stock units of MDC), following the completion of the Proposed Transactions, it is anticipated that the existing holders of MDC Canada Class A Common Shares (including Stagwell) and MDC Canada Class B Common Shares will receive Combined Company Class A Common Shares and Combined Company Class B Common Shares equal to approximately 26% of the common equity of the Combined Company and Stagwell would be issued an amount of Combined Company Class C Common Shares equivalent to approximately 74% of the voting rights of the Combined Company and exchangeable, together with Stagwell OpCo Units, for Combined Company Class A Common Shares on a one-for-one basis at Stagwell’s election following a six-month holding period. However, the number of Stagwell OpCo Units, the number of Stagwell Class C Shares and the percentage of the Combined Company that Stagwell will hold following the consummation of the Proposed Transactions will each be reduced, and the percentage of the Combined Company that existing MDC Canada Shareholders will hold will be proportionally increased, if Stagwell is unable to effect the Stagwell Restructuring prior to the Closing.
As of the close of business on March 31, 2021, Stagwell held approximately 19.2% of the MDC Canada Class A Common Shares. Thus, in the aggregate (i.e., including the MDC Canada Class A Common Shares that Stagwell beneficially held as of [           ], 2021 as well as the Stagwell OpCo Units and Stagwell Class C Shares), following the completion of the Proposed Transactions, Stagwell will hold approximately [      ]% of the common equity of the Combined Company, and it is anticipated that holders of MDC Canada Class A Common Shares and MDC Canada Class B Common Shares as of [           ], 2021, excluding Stagwell, will receive Combined Company Class A Common Shares and Class B Common Shares equal to approximately [      ]% of the common equity of the Combined Company.
In connection with the Stagwell Restructuring, Stagwell has formed Stagwell FAF, managed solely by Stagwell. Immediately following the Closing, (i) Stagwell will cause Stagwell FAF to issue Stagwell FAF Units (or, in certain instances, rights to Stagwell FAF Units, subject to vesting conditions based on continued employment with the Stagwell Subject Entities) to certain managers of the Stagwell Subject Entities (none of whom is expected to serve as an executive officer of the Combined Company) in connection with (A) Stagwell Minority Interest Acquisitions, (B) Stagwell Incentive Award Exchanges or (C) Stagwell FAF Unit Recognition Awards, and (ii) Stagwell will transfer to Stagwell FAF a number of the Stagwell OpCo Units, together with an equivalent number of Combined Company Class C Common Shares, equal in number to the number of Stagwell FAF Units issued pursuant to the Stagwell FAF Unit Issuance. It is currently anticipated that 19,644,435 Stagwell FAF Units will be issued pursuant to the Stagwell FAF Unit Issuance, of which (i) 11,703,771 Stagwell FAF Units will be issued in connection with Stagwell Incentive Award Exchanges or Stagwell FAF Unit Recognition Awards and (ii) 7,940,664 Stagwell FAF Units will be issued in connection with Stagwell Minority Interest Acquisitions. Each holder of Stagwell FAF Units will be entitled to exchange with Stagwell FAF, at any time beginning six months after the Closing, from time to time, all or a portion of such holder’s Stagwell FAF Units for an equivalent number (subject to adjustment) of the Combined Company Class A Common Shares or, in certain circumstances, cash. The Combined Company Class A Common Shares (or, if applicable, cash) will be delivered to each such holder by Stagwell FAF following an exchange by Stagwell FAF of Stagwell OpCo Units (together with the transfer and surrender to the Combined Company of an equal number of Combined Company Class C Common Shares) for an equivalent number (subject to adjustment) of the Combined Company Class A Common Shares or cash pursuant to the A&R OpCo LLC Agreement (as described in “Certain Other Agreements Related to the Proposed Transactions — A&R OpCo LLC Agreement — Exchange Right of OpCo Members”).
Background of the Proposed Transactions
On December 21, 2020, the Company and Stagwell entered into the Transaction Agreement, which, among other things, sets out the terms and conditions for implementing the Proposed Transactions. The terms of the Transaction Agreement and the Proposed Transactions are the result of arm’s length negotiations among the MDC Special Committee and Stagwell and each of their respective advisors (including the independent legal and financial advisors to the MDC Special Committee). During the period from June 25, 2020 through December 21, 2020, the MDC Special Committee met formally by telephone and/or videoconference 34 times and members of the MDC Special Committee engaged in discussions with the MDC Special Committee’s legal and financial advisors on numerous other occasions.
The following is a brief description of the principal events leading up to the execution of, and public announcement of MDC’s entry into, the Transaction Agreement.
In September of 2018, the Company commenced a process to explore and evaluate potential strategic alternatives, including but not limited to a possible sale of the Company, in parallel with a search for a new Chief Executive Officer (the “MDC Strategic Review”). In connection with the MDC Strategic Review, the Company engaged J.P. Morgan Securities LLC (“JPM”) and LionTree Advisors LLC (“LionTree”) to act as its financial advisors. As part of the MDC Strategic Review, JPM and LionTree contacted not less than 34 third parties to determine if they might be interested in investing in or acquiring the Company, at least 21 of whom executed non-disclosure agreements and received non-public information concerning the Company and its businesses. The Company did not receive any final proposals for the sale of the Company or for an investment in the Company, other than a proposal by Stagwell to invest $100,000,000. In light of these alternatives, the Company determined to terminate its strategic review process and agreed on March 14, 2019 (the “Stagwell Investment Date”), to accept an investment of $100,000,000 from Stagwell through a subscription for $50,000,000 of Company Class A Common Shares and $50,000,000 of MDC Canada Series 6 Shares (the “Stagwell Investment”). In connection with the completion of the Stagwell Investment, Mr. Penn was appointed as the Chief Executive Officer of MDC and the Chairman of the MDC Board, and Stagwell became bound by a standstill covenant (the “Initial Standstill”), which, among other things, precluded Stagwell from acquiring additional interests in the Company until the earlier of (i) the one-year anniversary of the Stagwell Investment Date or (ii) a change in control of the Company. In addition to being the Chairman of the MDC Board and Chief Executive Officer of the Company, Mr. Penn also serves as president and managing partner of Stagwell. As of the date of this Proxy Statement/Prospectus, Stagwell and its affiliates, including Mr. Penn, hold approximately [           ]% of the issued and outstanding MDC Canada Class A Common Shares (without giving effect to conversion of the issued and outstanding MDC Canada Series 6 Shares) and 100% of the issued and outstanding MDC Canada Series 6 Shares.
On November 4, 2019, Mr. Penn informed the MDC Board that Stagwell had commenced a process to market and potentially sell the Stagwell business and requested that MDC waive the Initial Standstill in order to permit Stagwell to discuss with potential bidders in its process the potential benefits of a business combination involving each of Stagwell and MDC. In executive session, the MDC Board discussed whether MDC should grant a limited waiver of the Initial Standstill. The MDC Board determined it would be advisable to seek legal advice before making any such decision. On November 15, 2019, the MDC Board retained counsel and formed a special committee of independent directors (the “2019 Special Committee”) to evaluate, among other things, the impact on MDC of Stagwell’s strategic process and the potential implications of waiving the Initial Standstill in connection with such process. From November 15, 2019 through December 20, 2019, the 2019 Special Committee had several meetings and, after consultation with its legal advisor, determined not to participate in Stagwell’s strategic process as a potential acquirer. Representatives of the 2019 Special Committee advised Mr. Penn that MDC would not be waiving the

Initial Standstill; however, Mr. Penn was advised that, should any participant in Stagwell’s strategic process communicate an interest in a transaction involving MDC, such participant should be referred to the 2019 Special Committee. On December 20, 2019, Mr. Penn advised the 2019 Special Committee that only one participant had expressed an interest in pursuing a transaction involving MDC. No financial terms were expressed and the 2019 Special Committee determined not to proceed to negotiations with such participant. Following this notification from Mr. Penn, the 2019 Special Committee was disbanded.
On March 8, 2020, a non-management employee of Stagwell sent a presentation deck (the “March 2020 Presentation”) to David Ross, the Company’s Executive Vice President, Strategy and Corporate Development, outlining illustrative terms and pro forma financial metrics of a hypothetical business combination transaction between MDC and Stagwell. Mr. Ross discussed the March 2020 Presentation with the Company’s then-General Counsel, Jonathan Mirsky, and Mr. Mirsky discussed the March 2020 Presentation with Cleary. Mr. Ross also discussed the March 2020 Presentation with the Presiding Director of the Company’s Board of Directors, Irwin Simon. Mr. Simon concluded that the March 2020 Presentation was not in a form reflective of being a formal proposal from Stagwell and that the Company would not respond to materials other than formal proposals coming from an authorized person of Stagwell addressed to the Board of Directors. Mr. Simon conveyed that message to Mr. Penn.
In April 2020, JPM approached MDC to request that MDC grant JPM a waiver to permit JPM to represent Stagwell in connection with a contemplated strategic proposal involving a potential transaction with MDC. Disinterested Senior Executives of MDC consulted with Mr. Simon, and with Mr. Simon’s authorization, in exchange for a waiver by JPM of any tail fee that might be owed to JPM by MDC, MDC agreed to grant the waiver requested by JPM.
On June 25, 2020, the Company received a written proposal (the “Stagwell Proposal”) from The Stagwell Group LLC, Stagwell Media’s general partner, on behalf of Stagwell Media, with respect to the Proposed Transactions. The Stagwell Proposal contemplated a combination of the businesses of the Company with the businesses of Stagwell Media and the issuance to Stagwell of 335.5 million common shares of the Combined Company such that the MDC Canada Common Shareholders would, without giving effect to any conversion of the MDC Canada Preferred Shares, own 18.5% of the Combined Company. The Stagwell Proposal valued MDC Canada Common Shares at $4.25 per share on a fully diluted basis and assumed an equity value of $1.424 billion for the Stagwell Subject Entities. The Stagwell Proposal further indicated that Stagwell, in its capacity as an existing holder of MDC Canada Shares, was not prepared to support, consent to or vote in favor of an alternative transaction by the Company, including an alternative business combination or sale transaction.
On June 25, 2020, Stagwell also issued a press release announcing that it made the Stagwell Proposal to the Company and filed an amendment to its previously filed Schedule 13D with respect to the securities of the Company and an Early Warning Report under Canadian securities laws, each of which described the delivery and terms of the Stagwell Proposal.
On June 25, 2020, in response to the Stagwell Proposal, the MDC Board formed the MDC Special Committee and provided it with the full and exclusive authority to (i) evaluate and consider the Stagwell Proposal and alternatives to the Stagwell Proposal, (ii) retain independent legal and financial advisors in connection therewith and (iii) if it deemed appropriate, negotiate the terms of any such transaction for consideration by the full MDC Board. The MDC Board appointed Mr. Simon, Asha Daniere, Wade Oosterman and Desiree Rogers to serve on the MDC Special Committee. Each member of the MDC Special Committee is an independent member of the MDC Board for purposes of applicable securities laws and NASDAQ rules and is “independent” for purposes of MI 61-101 in respect of the Proposed Transactions.
On June 25, 2020, Irwin Simon, the Company’s lead independent director, contacted DLA Piper LLP (US) and DLA Piper (Canada) LLP (together, “DLA Piper”) regarding a potential engagement of DLA Piper to provide independent legal representation to a special committee of the MDC Board. DLA Piper confirmed to Mr. Simon that it did not have an existing relationship with Stagwell or Mr. Penn and was available to provide independent legal counsel to the MDC Special Committee in respect of its evaluation of the Stagwell Proposal and any alternatives to the Stagwell Proposal.
On June 26, 2020, DLA Piper was formally retained by the MDC Special Committee as the legal advisor to the MDC Special Committee.

On June 26, 2020, the Company issued a press release disclosing its receipt of the Stagwell Proposal and the formation of the MDC Special Committee, which was filed on a Form 8-K with the SEC.
On June 27, 2020, DLA Piper participated in a meeting with Cleary Gottlieb Steen & Hamilton LLP (“Cleary”), corporate counsel to MDC, and certain members of management of the Company other than Mr. Penn to discuss the Stagwell Proposal and the planned change to the Company’s jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Delaware that the Company had been contemplating before receipt of the Stagwell Proposal (the “Standalone U.S. Domestication”). Subsequent to that meeting, on June 27, 2020, representatives of DLA Piper met with the MDC Special Committee to provide the MDC Special Committee with advice in respect of, among other things: (i) the MDC Special Committee’s duties in a potential change of control or other strategic transaction, (ii) the scope and mandate of the MDC Special Committee, and (iii) certain procedural safeguards to be implemented to ensure that the process undertaken by the MDC Special Committee was conducted in a confidential manner while enabling management to support the process undertaken by the MDC Special Committee.
Between June 27, 2020 and August 31, 2020, various discussions and meetings were held among the MDC Special Committee, Moelis (following its engagement discussed below), DLA Piper, Cleary and the Disinterested Senior Executives to discuss and evaluate the Standalone U.S. Domestication and the impact of the Stagwell Proposal on the Standalone U.S. Domestication. During these meetings, including in executive sessions, there were presentations and extensive discussions regarding the relative advantages and disadvantages of advancing the Standalone U.S. Domestication on a separate and independent basis from a transaction with Stagwell, if ultimately approved by the MDC Special Committee. On August 31, 2020, the Company filed a registration statement and preliminary proxy statement/prospectus with respect to the Standalone U.S. Domestication (as amended on September 3, 2020, the “Standalone U.S. Domestication S-4”), which disclosed the Company’s receipt of the Stagwell Proposal and indicated, among other things, that in the event the transactions contemplated by the Stagwell Proposal became likely to occur, the Company might determine not to proceed with the Standalone U.S. Domestication. On October 6, 2020, in connection with the Agreement in Principle, the Company announced its intention to withdraw the Standalone U.S. Domestication S-4 and its expectation that any such redomiciliation would be considered in conjunction with the Proposed Transaction.
From June 26, 2020 through June 30, 2020, various meetings and discussions took place among members of the MDC Special Committee, DLA Piper and Cleary to discuss the Stagwell Proposal and process to be conducted by the MDC Special Committee, including in respect of information and support required to be provided by Cleary, as counsel to the Company, and the allocation of responsibilities among counsel. On June 30, 2020 and July 1, 2020, the MDC Special Committee interviewed four potential financial advisors in separate sessions, in which each advisor provided its credentials and proposal to the MDC Special Committee. Following these presentations, the MDC Special Committee members deliberated on the proposals received and had various follow-up discussions with each of the potential financial advisors.
On July 2, 2020, DLA Piper prepared the initial draft of the MDC Special Committee charter and mandate as well as an undertaking (an “Undertaking”) to be signed by certain members of management other than Mark Penn pursuant to which such members were authorized to communicate with the MDC Special Committee with respect to potential business combination transactions with Stagwell or a third party and agreed to refrain from disclosing such communications to any third parties (including Stagwell and Mark Penn).
On July 3, 2020, DLA Piper met with the MDC Special Committee and Mr. Mirsky to discuss the presentations that had been made by the potential financial advisors to the MDC Special Committee. At this meeting, the MDC Special Committee and DLA Piper discussed the general terms of the Stagwell Proposal and the overall process for formally evaluating the Stagwell Proposal. The MDC Special Committee members discussed the independence of the various financial advisors (i.e., that they had not been engaged in transactions or other dealings with Stagwell or Mark Penn) and evaluated the independence of each financial advisor. The MDC Special Committee reviewed each presentation and had an extensive discussion on the relevant expertise and experience of each potential financial advisor, including historical experience in dealing with related-party transactions and “business combinations” for purposes of MI 61-101. After a thorough debate on financial advisor selection at this meeting, DLA Piper then presented an overview of the

MDC Special Committee mandate and charter drafts and discussed the process for the Proposed Transactions with the MDC Special Committee.
On July 5, 2020, the MDC Special Committee, DLA Piper and Moelis & Company LLC (“Moelis”) held a meeting. The MDC Special Committee members asked various questions regarding Moelis’s approach to strategic transactions, enhancing stakeholder value and enhancing post-closing minority protection rights (i.e., corporate governance), among other topics. Moelis also provided its initial thoughts on potential approaches with respect to the Stagwell Proposal, including asking Stagwell for a standstill, a lock-up or other transfer restrictions applicable to any shares received in connection therewith and the length of time associated with each alternative. Moelis also confirmed that it had not acted for Stagwell or Mark Penn and provided disclosure to the MDC Special Committee on its recent previous engagements with the Company and certain affiliates of Goldman Sachs. After its meeting with Moelis, the MDC Special Committee convened a meeting on July 5, 2020 to review Moelis’ credentials and conflicts disclosure. After determining that Moelis was qualified and that its previous engagements did not present a material conflict, the MDC Special Committee passed a resolution to approve the committee’s engagement of Moelis, subject to review and negotiation of an engagement letter and final fee proposal.
On July 8, 2020, the MDC Special Committee convened a meeting with DLA Piper and certain members of management in attendance. The members of management in attendance at the invitation of the MDC Special Committee consisted of Mr. Mirsky, Mr. Lanuto (the Company’s Chief Financial Officer) and Mr. Ross collectively, from such date until the date of Mr. Mirsky’s departure from MDC on September 30, 2020, the “Disinterested Senior Executives”, which, following the departure of Mr. Mirsky from the Company on September 30, 2020, included only Mr. Lanuto and Mr. Ross, who were the members of management not excluded from discussions and negotiations regarding the Proposed Transactions and designated to support the MDC Special Committee in a confidential manner. The group discussed negotiation of the Moelis engagement letter and fee proposal. The group reviewed payment of fees of advisors and the need to have independence under the mandate of the MDC Special Committee (i.e., the MDC Special Committee would be charged with reviewing fees from its independent advisors and authorizing the Company to make payment). In an executive session, DLA Piper and the MDC Special Committee discussed the MDC Special Committee’s duties and alternatives available to the MDC Special Committee. All members of the MDC Special Committee expressed support for engagement of Moelis once the mandate and charter of the MDC Special Committee were formally approved on the terms that had been discussed.
Between July 8, 2020 and July 12, 2020, Mr. Simon, on behalf of the MDC Special Committee, had discussions with Moelis regarding the terms of its engagement. Mr. Simon and Moelis agreed that Moelis would be entitled to either (i) a fixed $10 million engagement fee in the event a business combination transaction was effected with Stagwell, or (ii) 1% of the transaction value, in the event a business combination transaction was effected with a counterparty other than Stagwell.
On July 10, 2020, DLA Piper delivered a draft mutual nondisclosure agreement (the “Stagwell NDA”) to Freshfields Bruckhaus Deringer US LLP (“Freshfields”), counsel to Stagwell. The draft Stagwell NDA proposed to include each of MDC, Stagwell and Mark Penn as parties and included a “standstill” pursuant to which each of Stagwell and Mark Penn would agree to refrain from certain activities, including the acquisition of any securities or assets of MDC or any of its subsidiaries and the proposal of any tender or exchange offer involving MDC or any of its subsidiaries, for the two-year term of the Stagwell NDA plus an additional period of six months. Between July 10, 2020 and July 21, 2020, DLA Piper and Freshfields negotiated the terms of the Stagwell NDA.
On July 10, 2020, the Disinterested Senior Executives each signed an Undertaking. From and after July 10, 2020, in connection with their participation in due diligence, certain other members of management also signed Undertakings.
On July 12, 2020, the MDC Special Committee met to confirm the engagement of Moelis on the terms as negotiated. At the July 12, 2020 meeting of the MDC Special Committee, the MDC Special Committee formally adopted a protocol for external communication and reviewed a draft press release regarding engagement of Moelis and DLA Piper. The group also discussed the proposed Stagwell NDA and the need to maintain independence throughout the process.

On July 13, 2020, the MDC Special Committee entered into an engagement letter with Moelis to provide financial advice to the MDC Special Committee, which letter was subsequently amended on December 20, 2020.
On July 15, 2020, the Company issued a press release announcing that the MDC Special Committee had retained DLA Piper and Moelis, which was filed on a Form 8-K with the SEC.
On July 17 and July 18, 2020, DLA Piper and Freshfields discussed the proposed Stagwell NDA. The discussion focused on inclusion of a standstill provision, which had been deleted in a draft of the Stagwell NDA received by DLA Piper from Freshfields on July 14, 2019, the possible scope thereof and the length of any such restrictions and possible carve-outs thereto.
On July 19, 2020, the MDC Special Committee held a meeting with Moelis, DLA Piper and the Disinterested Senior Executives in attendance. Moelis presented on its suggested next steps for the MDC Special Committee as it engaged in its strategic alternatives review process. DLA Piper and the MDC Special Committee discussed the negotiation of the Stagwell NDA and legal issues related to inclusion of a standstill, the possible scope thereof and the length of any such restrictions and possible carve-outs thereto. The MDC Special Committee discussed the importance of insisting upon a standstill.
On July 21, 2020, each of MDC and Stagwell entered into the Stagwell NDA. Among other provisions, the executed Stagwell NDA includes a standstill pursuant to which Stagwell agreed to refrain from certain activities, including the acquisition of any securities or assets of MDC or any of its subsidiaries and the proposal of any tender or exchange offer involving MDC or any of its subsidiaries, until the earlier of (i) the twelve (12) month anniversary of the date of execution of the Stagwell NDA, and (ii) sixty (60) calendar days following the confirmation in writing by either Stagwell, the MDC Board or the MDC Special Committee that Stagwell and the MDC Special Committee have ceased to make progress in discussions regarding a possible business combination, subject to certain qualifications. The executed Stagwell NDA includes exceptions for, among other things, the exercise by Stagwell of its rights under any securities issued by MDC and the exercise of rights by Mark Penn in his capacity as an employee, officer or director of MDC. The executed Stagwell NDA also includes a “fall-away” provision providing that the standstill will cease to apply to Stagwell if, among other things, (i) MDC enters into a definitive agreement involving the acquisition of more than a majority of MDC’s outstanding equity securities or assets or (ii) a bona fide third party commences a tender or exchange offer that, if consummated, would result in the third party acquiring beneficial ownership of more than a majority of MDC’s voting securities and within ten (10) business days following the announcement of the tender or exchange offer, the MDC Board does not adopt a customary shareholder rights plan.
On July 22, 2020, DLA Piper received a draft term sheet in connection with the Proposed Transaction (the “Term Sheet”) from Freshfields. The draft Term Sheet proposed a business combination to be structured as an “Up-C” transaction, pursuant to which, consistent with the initial Stagwell Proposal, the pre-transaction MDC Canada Common Shareholders would own, without giving effect to the conversion of any MDC Canada Preferred Shares, 18.5% of the common equity of the Combined Company. The draft Term Sheet also proposed, among other things, (i) the entry by the parties into a tax receivables agreement pursuant to which the Combined Company would be required to make annual cash payments equal to 85% of certain income and franchise tax savings, to the extent realized by the Combined Company, in connection with the “Up-C” structure, (ii) the agreement by MDC to a customary non-solicitation provision for public company transactions, (iii) the potential acquisitions by Stagwell of certain outstanding equity interests of non-wholly-owned Stagwell Subject Entities prior to the Closing (with a reduction in Stagwell’s pro forma ownership of the Combined Company in the event such acquisitions were not consummated) (iv) the ability of Stagwell to cause Stagwell Marketing to make a one-time draw under the Stagwell Credit Agreement, and corresponding cash distribution to Stagwell (the “Special Distribution”), to the extent total “net debt” (which was not defined in the Term Sheet) of the Stagwell Subject Entities at the Closing was less than a specified “net debt” target, and (v) that prior to the closing of the proposed business combination the Company would have completed a redomiciliation from the federal jurisdiction of Canada to the State of Delaware.
On July 27, 2020, the MDC Special Committee held a meeting, which included the Disinterested Senior Executives, Moelis and DLA Piper. Moelis presented an overview of the Term Sheet. Thereafter, in an executive session, DLA Piper, Moelis and the MDC Special Committee had an extensive discussion on issues related to the Term Sheet and proposed suggested edits. Additionally, the group discussed process and certain tax analyses regarding the Proposed Transactions.
On July 30, 2020, Moelis, the Disinterested Senior Executives and DLA Piper discussed high priority diligence requests and the need to obtain tax analysis on the Proposed Transactions from MDC’s tax advisors.
Through the course of negotiations, from this point through December 21, 2020, each of the parties conducted business, legal and financial diligence on the other and, each of Stagwell and the Company provided the relevant parties access to an online data room. In connection with conducting their respective due diligence investigations, transaction structuring, the bondholder Consent Solicitation process, and investor communications, a number of meetings were also held between representatives of each of Stagwell, the Company, DLA Piper, Cleary, Freshfields, Moelis, Deloitte Canada, Kingsdale, Canaccord Genuity (following their engagement on November 6, 2020 as discussed below) and JPM, with the respective parties participating on an as-needed basis.).
On August 3, 2020, the MDC Special Committee, the Disinterested Senior Executives, Moelis, and DLA Piper held a call. Moelis provided an update on diligence and steps required to prepare a relative valuation of MDC’s businesses and Stagwell’s businesses. The group also discussed COVID-19’s impact on the respective businesses of the Company and Stagwell.
From August 6, 2020 through August 17, 2020, the MDC Special Committee, the Disinterested Senior Executives, Moelis, and DLA Piper held several meetings to discuss the preliminary Stagwell financial projections prepared by Stagwell management and provided by JPM and areas where further diligence needed to be conducted. During each of these meetings, DLA Piper and Moelis presented updates on the overall process and timeline for the Proposed Transactions as well the status of due diligence items.
On August 21, 2020, Moelis, DLA Piper and Cleary discussed tax considerations of various structuring alternatives with Stagwell, Freshfields, and JPM.
Between August 24, 2020 and August 31, 2020, the MDC Special Committee, the Disinterested Senior Executives, Moelis, and DLA Piper convened several meetings to review and discuss the Company’s financial projections, prepared by the Disinterested Senior Executives and relied upon by Moelis and the MDC Special Committee, and provide the MDC Special Committee with an opportunity to ask questions in respect of such projections. Mr. Penn also joined certain meetings, at the invitation of the MDC Special Committee, to provide his perspective on a number of assumptions underlying the respective financial projections prepared by the Company and Stagwell, including certain assumptions made by the Disinterested Senior Executives in preparing the Company projections. Mr. Penn also answered questions of the MDC Special Committee regarding his views on such assumptions and projections. In an executive session, the MDC Special Committee, Moelis and DLA Piper discussed the information and views provided by Mr. Penn, various tax structuring alternatives and the need to refine the financial projections and tax structuring analysis.
On September 7, 2020, the MDC Special Committee held a meeting with Moelis and DLA Piper (the “September 7 SC Meeting”). Moelis presented its preliminary financial analyses of the Company and Stagwell. Discussions surrounding the relative value of the respective businesses of the Company and Stagwell continued throughout the overall negotiation and were led by Mr. Simon, on the one hand, and Mr. Penn, on the other hand, in each instance, together with the parties’ respective financial advisors. MDC continued to update assumptions and inputs into its models throughout the process to reflect the ongoing results of the respective businesses. Additionally, DLA Piper presented an update on the overall process and timeline for the Proposed Transactions.
On September 13, 2020, the MDC Special Committee, Moelis, and DLA Piper held a meeting. Based on ongoing discussions between DLA Piper and Moelis since receipt of the Stagwell Proposal, DLA Piper delivered a presentation it prepared on the then current Term Sheet and open items contained therein (and alternative responses with respect thereto). DLA Piper discussed certain strategic considerations for the MDC Special Committee, including legal and structural issues with the Term Sheet, including the post-transaction ownership percentage of the Combined Company to be held by the MDC Canada Common Shareholders. Additionally, Mr. Simon provided the MDC Special Committee with the results of his various conversations to date with Mr. Penn regarding the Stagwell Proposal, including the requirement that, in order for the MDC Special Committee to continue negotiations with Stagwell, the 18.5% common equity ownership of the Combined Company offered to MDC Canada Common Shareholders needed to be significantly higher. The group also discussed alternatives with respect to the treatment of the Senior Notes and MDC Canada Preferred Shares in connection with the Proposed Transactions.
Later in the day on September 13, 2020, DLA Piper distributed a revised draft Term Sheet to Freshfields. The draft Term Sheet proposed a “double dummy” tax structure for the potential business combination and included a placeholder with respect to the pro forma ownership percentages of each of the MDC Canada Common Shareholder and Stagwell in the Combined Company. The revisions to the Term Sheet were aimed at advancing the overall deal terms; however, the pro forma ownership percentages were negotiated directly between Mr. Simon, on the one hand on behalf of the MDC Special Committee, and Mr. Penn, on the other hand on behalf of Stagwell. The draft Term Sheet also proposed a customary working capital adjustment with respect to the businesses of Stagwell and a 30-day upfront “go-shop” period during which MDC could actively solicit competing proposals prior to becoming subject to a customary non-solicitation provision. Furthermore, the draft Term Sheet proposed various governance rights following the consummation of the Proposed Transactions consisting of (i) membership of incumbent independent directors on the Combined Company Board and its committees, (ii) a standstill on Stagwell purchases of Combined Company capital stock without independent director authorization, (iii) Combined Company Board and/or minority stockholder voting requirements for certain corporate matters, including change-of-control transactions and related party transactions, (iv) restrictions on significant sales of the Combined Company capital stock by Stagwell and (v) ownership threshold “sunset” provisions for Stagwell-appointed members of the Combined Company Board.
On September 15, 2020, Freshfields sent a revised draft Term Sheet to DLA Piper, re-inserting the proposal for an “Up-C” transaction structure and deleting MDC’s proposal for a working capital adjustment and a “go shop” provision. The revised draft Term Sheet also replaced MDC’s proposed set of governance rights following the consummation of the Proposed Transactions with the following: (i) the appointment of three incumbent independent members of the Combined Company Board, to be selected jointly by the MDC Special Committee and Stagwell and to comprise the initial audit committee of the Combined Company, (ii) a requirement that a majority of the incumbent independent directors approve related party transactions involving Stagwell or its affiliates and (iii) the appointment of four Stagwell-appointed members of the Combined Company Board.
On September 16, 2020, various working group meetings between the legal and financial advisors of the parties were held to discuss the relevant considerations for each tax structuring alternative.
On September 21, 2020, the MDC Special Committee, the Disinterested Senior Executives, Moelis, and DLA Piper participated in a call to discuss the “Up-C” structure proposed by Stagwell in the latest draft of the Term Sheet and its advantages and considerations. DLA Piper provided updates on the Term Sheet and proposed responses that DLA Piper discussed with Moelis in advance of the meeting since the revised term sheet was received from Freshfields on September 15, 2020. DLA Piper revised the term sheet based on these discussions with the MDC Special Committee. DLA Piper and Moelis presented an update on the overall process and timeline for the Proposed Transactions.
On September 23, 2020, DLA Piper sent a revised draft of the Term Sheet to Freshfields, proposing changes to various governance rights, including (i) specifying that the incumbent independent directors of the Combined Company be selected solely by MDC, (ii) specifying that any modifications to the tax receivables agreement be considered a related party transaction and (iii) adding a covenant that any business combination between the Combined Company, on the one hand, and Stagwell or one of its affiliates, on the other hand, be subject to (A) the approval of a “majority of the minority” of the Combined Company’s stockholders and (B) the approval of an independent special committee of the Combined Company Board. The revisions to the Term Sheet were aimed at advancing the overall deal terms; however, the pro forma ownership percentages were negotiated directly between Mr. Simon, on the one hand on behalf of the MDC Special Committee, and Mr. Penn, on the other hand on behalf of Stagwell.
On September 25, 2020, Freshfields sent a revised draft of the Term Sheet to DLA Piper, proposing that the MDC Canada Common Shareholders own 25% of the common equity of the Combined Company and reducing to 80% the portion of the tax savings payable to Stagwell under the Tax Receivables Agreement. The revised Freshfields draft also provided that the minority protections applying to related party transactions involving Stagwell or its affiliates and business combinations between the Combined Company and Stagwell or its affiliates apply for only so long as Stagwell beneficially owned more than 10% of the voting stock of the Combined Company and had a director on the Combined Company Board.
On September 27, 2020, the MDC Special Committee, the Disinterested Senior Executives, Moelis, and DLA Piper held a meeting. DLA Piper provided an overview of the then current draft of the Term Sheet and open items and suggested alternatives for consideration by the MDC Special Committee. The group discussed the desire to increase the post-transaction ownership percentage of the Combined Company to be held by the MDC Canada Common Shareholders and provide for additional post-closing minority protections. At the time of the call, the post-transaction common equity ownership percentage of the Combined Company proposed in the Term Sheet to be held by the holders of MDC Canada Common Shares was 25.0%, which the group noted already represented a significantly increased ownership stake for the MDC Canada Common Shareholders as compared to Stagwell’s initial proposal. DLA Piper and Moelis presented an update on overall process and timeline.
Later in the day on September 27, 2020, DLA Piper sent a revised draft of the Term Sheet to Freshfields, proposing that the MDC Canada Common Shareholders own 28% of the common equity of the Combined Company and increasing to 85% the portion of the income and franchise tax savings realized by the Combined Company in connection with the “Up-C” structure that the Combined Company would be required to pay in cash annually to Stagwell. DLA Piper’s revised draft also provided that the minority protections applying to related party transactions involving Stagwell or its affiliates and business combinations between the Combined Company and Stagwell or its affiliates apply only for so long as Stagwell (i) owned more than 10% of the voting stock of the Combined Company, (ii) nominated directors constituting a majority of the Combined Company Board or (iii) had the right to appoint a majority of the Combined Company Board.
On October 2, 2020, Stagwell increased its previously proposed offer for the post-transaction common equity ownership percentage of the Combined Company to be held by the holders of MDC Canada Common Shares to 25.75%.
On October 2 and October 3, 2020, the MDC Special Committee held meetings with Moelis and DLA Piper. DLA Piper presented an update on the overall process and timeline of the Proposed Transactions. Moelis discussed the proposed post-transaction ownership percentage with the MDC Special Committee and DLA Piper, and the MDC Special Committee decided to formally request that Stagwell increase the post-transaction common equity ownership percentage of the Combined Company to be held by the holders of MDC Canada Common Shares to 26.0%. Following several rounds of negotiations between Mr. Simon and Mark Penn, during which Stagwell raised its offer three times, Stagwell agreed in principle to the MDC Special Committee’s request to increase the post-transaction common equity ownership percentage of the Combined Company to be held by the holders of MDC Canada Common Shares to 26.0%. After ongoing discussions and negotiations, and in consideration of the other elements of the Proposed Transactions, the parties ultimately determined that this final post-transaction common equity ownership composition of the Combined Company achieved an optimal outcome for the reasons described below under “MDC’s Reasons for the Proposed Transactions — MDC Special Committee.”
Later in the day on October 3, 2020, DLA Piper sent a revised draft of the Term Sheet reflecting the agreed in principle equity ownership percentages in the Combined Company.
On October 5, 2020, Cleary sent an initial legal due diligence request list to Freshfields. Throughout the rest of October 2020 and November 2020, Cleary conducted an extensive legal due diligence process with respect to the Stagwell Subject Entities, including having (i) a call with representatives of Stagwell, Freshfields, and a professional services firm (the “Advisory Firm”) on October 28, 2020 regarding employee benefits and labor matters, (ii) a call with representatives of Stagwell and Freshfields on October 29, 2020 regarding data privacy and intellectual property matters, (iii) a call with representatives of Stagwell and Freshfields on November 11, 2020 regarding general legal matters, and (iv) two diligence calls with representatives of Stagwell and Freshfields on November 20, 2020 regarding matters related to certain non-wholly owned Stagwell Subject Entities.

On October 6, 2020, each of the Company and Stagwell issued a press release, announcing that a preliminary, non-binding agreement in principle (the “Agreement in Principle”) had been reached between them with respect to the Proposed Transactions, which remained subject to completion of each party’s due diligence investigation and negotiation of the terms of the required definitive agreements. The Company separately filed a Form 8-K with the SEC regarding the issuance of the press release with respect to the Agreement in Principle.
On October 6, 2020, Stagwell filed an amendment to its previously filed Schedule 13D in respect of the securities of the Company and an Early Warning Report under Canadian securities laws, each of which attached a copy of Stagwell’s press release regarding the Agreement in Principle and included disclosure regarding the proposed equity ownership levels of the Combined Company as well as the contemplated “Up-C” structure for the Proposed Transactions.
On October 8, 2020, Freshfields sent an initial legal due diligence request list to Cleary. Throughout the rest of October 2020 and November 2020, Freshfields conducted legal due diligence on MDC and its subsidiaries, including having calls on each of November 11, 2020 and November 15, 2020 with representatives of MDC and Cleary regarding general legal matters.
On October 11, 2020, Freshfields sent an initial draft of the Transaction Agreement to DLA Piper. The draft Transaction Agreement reflected the terms of the draft Term Sheet, dated as of October 3, 2020, including a non-solicitation provision permitting MDC to respond, subject to certain limitations, to unsolicited proposals received from third parties following the signing of the definitive Transaction Agreement. The draft Transaction Agreement also proposed a termination fee equal to 3.5% of the equity value of MDC, which would be payable by MDC in the event that, among other situations, (i) the Transaction Agreement was terminated by Stagwell as a result of a breach in any material respect by MDC of its non-solicitation obligations (a “MDC Non-Solicitation Breach Termination Fee Event”) or (ii) the Transaction Agreement was terminated as a result of (A) (1) a failure to consummate the Proposed Transactions by a specified “outside” date, (2) a specified breach by MDC of its representations, warranties or obligations under the Transaction Agreement or (3) a failure to obtain the Required Shareholder Approvals, (B) a proposal for an alternative transaction had been made to the MDC Board or MDC Special Committee as of the time of the termination and not withdrawn and (C) within a period of 18 months following the termination (the “Tail Period”), MDC entered into an alternative transaction (each such event, a “Tail Period Termination Fee Event”). From on or about this date through the execution of the Transaction Agreement and ancillary documents on December 21, 2020, the working group of financial and legal advisors convened frequently throughout each week for status calls to review the timeline, status and structuring of the Proposed Transactions, in addition to the various calls held by the MDC Special Committee.
In mid-October, DLA Piper, on behalf of the MDC Special Committee, obtained various fee proposals from Canadian investment banks in connection with the preparation of a “formal valuation” pursuant to MI 61-101 in connection with the Proposed Transactions (the “Valuation Proposals”), and engaged in discussions with Mr. Simon, on behalf of the MDC Special Committee, in respect of such Valuation Proposals.
On October 18, 2020, the MDC Special Committee reviewed the initial draft of the Transaction Agreement with its financial and legal advisors and considered its strategic response to each open item. At this meeting, the MDC Special Committee discussed the Valuation Proposals that the MDC Special Committee received and, it was determined that Canaccord Genuity would be engaged to provide a formal valuation and an independent fairness opinion to the MDC Special Committee, and authorized Mr. Simon to further discuss and negotiate the terms of the proposal from Canaccord Genuity. DLA Piper also advised the MDC Special Committee on the anticipated scope of the “interested parties” for purposes of MI 61-101 and the scope of the formal valuation (as defined in MI 61-101) required to be obtained in connection with the Proposed Transactions. The MDC Special Committee also engaged Moelis as consent solicitation agent in connection with the Consent Solicitation (with respect to the Company’s Senior Notes).
Later in the day on October 18, 2020, Freshfields sent DLA Piper a draft of the Tax Receivables Agreement. From that date through the execution of the Transaction Agreement on December 21, 2020, the parties continued to exchange drafts and negotiate the terms of the Tax Receivables Agreement and various other ancillary documents.

From October 18, 2020 through October 27, 2020, various telephonic meetings were held among the parties with respect to negotiating various issues and workstreams.
On October 24, 2020, DLA Piper sent Freshfields an updated draft of the Transaction Agreement which, among other things, inserted a placeholder for the value of the termination fee, reduced the Tail Period from 18 to 12 months, deleted the MDC Non-Solicitation Breach Termination Fee Event and limited the application of the Tail Period Termination Fee Event solely to circumstances where the termination of the Transaction Agreement resulted from a failure to obtain the Required Shareholder Approvals. The draft Transaction Agreement also included a requirement that Stagwell acquire all of the Stagwell Minority Interests and deleted the mechanic whereby Stagwell’s pro forma ownership of the Combined Company would be reduced in the event such acquisitions had not been fully consummated as of the Closing (the “Minority Interest Adjustment Mechanism”). The draft Transaction Agreement also revised the definition of “net debt” employed as the basis for calculating the amount of the Special Distribution to, among other things, include contingent consideration amounts payable under Stagwell Incentive Plans and not provide credit for the book value of certain unconsolidated equity interests held by the Stagwell Subject Entities. Furthermore, the draft Transaction Agreement included an express obligation of the Combined Company to assume all pre-closing tax liabilities of MDC, including with respect to the Redomiciliation (the “Pre-Closing Tax Indemnity”).
On October 27, 2020, the MDC Special Committee, Moelis, and DLA Piper held a call to review the status of negotiations and open items on the transaction documents and discussed proposed responses with respect thereto.
On October 28, 2020, DLA Piper sent Freshfields an initial draft of the A&R OpCo LLC Agreement. Among other provisions, the draft A&R OpCo LLC Agreement included (i) a “lock-up” period of one year from the consummation of the Proposed Transactions on exchanges by Stagwell of its OpCo Common Units, together with Combined Company Class C Common Shares, for Combined Company Class A Common Shares (such interests, “Paired Interests” and such exchanges, “Paired Interest Exchanges”) and (ii) certain volume restrictions on any Paired Interest Exchanges by Stagwell, once permitted.
On October 28, 2020, Freshfields sent DLA Piper initial drafts of the Registration Rights Agreement and Information Rights Letter Agreement. From that date through the execution of the Transaction Agreement on December 21, 2020, the parties continued to exchange drafts and negotiate the terms of each of the Registration Rights Agreement and Information Rights Letter Agreement and various other ancillary documents.
On October 30, 2020, Freshfields sent DLA Piper a revised draft of the Transaction Agreement, which, among other things, (i) made optional the requirement for Stagwell to acquire the Stagwell Minority Interests and reinserted the Minority Interest Adjustment Mechanism, (ii) proposed certain revisions to narrow the definition of “net debt” and reinserted the provision that Stagwell receive credit for the book value of unconsolidated equity interests of the Stagwell Subject Entities, (iii) generally reinserted Stagwell’s initial proposal with respect to an MDC Non-Solicitation Breach Termination Fee Event and Tail Period Termination Fee Event, while accepting MDC’s proposal for a twelve-month Tail Period, and (iv) deleted the concept of the Pre-Closing Tax Indemnity.
On November 6, 2020, the MDC Special Committee entered into an engagement letter with Canaccord Genuity pursuant to which Canaccord Genuity agreed to prepare the Formal Valuation and to provide a fairness opinion. The preparation of the Formal Valuation was overseen by the MDC Special Committee.
On November 13, 2020, the Advisory Firm delivered to the MDC Special Committee a draft quality of earnings report with respect to the Stagwell Subject Entities (the “Initial Draft QoE Report”). The Advisory Firm continued conducting detailed financial diligence with respect to the Stagwell Subject Entities, and delivered subsequent drafts of the report to the MDC Special Committee on December 3, 2020 and December 4, 2020 (together with the Initial Draft QoE Report, the “Draft QoE Report”).
On November 22, 2020, the MDC Special Committee, Mr. Lanuto and Mr. Ross (from and after the date of Mr. Mirsky’s departure from MDC on September 30, 2020, the “Disinterested Senior Executives”), Moelis, and DLA Piper held a call to review the status of negotiations and open items. The group also discussed the status of the Consent Solicitation and approach to the MDC Canada Series 4 Shares and related negotiations with BSPI in respect of the subject matter of the Initial Goldman Letter Agreement, including how to best facilitate the progress in the negotiations with Mr. Gross.
On November 25, 2020, Freshfields sent DLA Piper a revised draft of the A&R OpCo LLC Agreement, which, among other things, deleted the lock-up period and all volume restrictions for Paired Interest Exchanges.
On December 5, 2020, December 9, 2020 and December 13, 2020, the MDC Special Committee had meetings with the Disinterested Senior Executives, Moelis, and DLA Piper to review, among other topics, the Draft QoE Report and the update to the financial projections on Stagwell prepared by the Disinterested Senior Executives as a result of recent data and underlying changes to Stagwell’s business, including revised expectations regarding acquisitions by Stagwell of Stagwell Minority Interests. The group evaluated impacts to EBITDA and performance of Stagwell’s businesses compared thereto and discussed open items on the Transaction Agreement and ongoing discussions between relevant law firms. The group also discussed alternatives to obtaining consent from BSPI and status of the Initial Goldman Letter Agreement. With respect to the Consent Solicitation, the group focused on timing, noting the need to “wall cross” the Senior Notes holders through the execution of non-disclosure agreements with certain holders with respect to the Proposed Transactions (i.e., in order to enter into consent and support agreements with holders of more than 50% of the aggregate principal amount of the Senior Notes to consent to the necessary waivers and amendments in the Consent Solicitation, the Company would need to inform such holders about the Proposed Transactions, and until the material non-public information about the Proposed Transactions was publicly disclosed, such holders would be restricted in trading the Company’s securities). DLA Piper discussed the transaction documents and open items, including providing updates regarding the proposed equity split, the minority protections and other material items with respect to the transaction documents. Also, at the December 9, 2020 meeting, MDC’s revised financial forecasts for MDC and the Stagwell Subject Entities (the “Revised Forecasts”) were presented to the MDC Special Committee, following which the MDC Special Committee authorized the use by Moelis and Canaccord Genuity of the Revised Forecasts in their respective financial analyses.
On December 6, 2020, DLA Piper sent Freshfields a revised draft of the Transaction Agreement, which, among other things, (i) included additional categories of line items in the calculation of “net debt”, including prepayment fees relating to the Special Distribution, (ii) maintained the Minority Interest Adjustment Mechanism, (iii) included a mutual closing condition relating to receipt of approval under the Investment Canada Act, (iv) limited the application of the Tail Period Termination Fee Event solely to circumstances where the termination of the Transaction Agreement resulted from a failure to obtain the Required Shareholder Approvals and (v) reinserted the concept of the Pre-Closing Tax Indemnity.
On December 6, 2020, DLA Piper also sent Freshfields a revised draft of the A&R OpCo LLC Agreement, which, among other things, re-inserted the one-year lock-up period and previously proposed volume restrictions for Paired Interest Exchanges.
On December 12, 2020, Freshfields sent DLA Piper a revised draft of the Transaction Agreement, which generally revised the definition of “net debt” to consist, subject to certain qualifications, of (i) the sum of indebtedness under the Stagwell Credit Agreements and the book value of earnout and contingent consideration obligations at the Stagwell Subject Entities, less (ii) the sum of cash and cash equivalents (other than restricted cash) at the Stagwell Subject Entities and the book value of any unconsolidated equity interests of the Stagwell Subject Entities. The revised draft Transaction Agreement also (A) included the Minority Interest Adjustment Mechanism and a similar mechanism for reducing Stagwell’s pro forma ownership of the Combined Company in the event that certain Stagwell Incentive Awards specified on a scheduled were not extinguished prior to the Closing, (B) expanded the Tail Period Termination Fee Event to apply to circumstances where the Transaction Agreement was terminated as a result of a specified breach by MDC of its representations, warranties or obligations under the Transaction Agreement and (C) proposed that the Pre-Closing Tax Indemnity apply only to liabilities of MDC exceeding a specified fixed amount.
On December 14, 2020, Freshfields sent DLA Piper a revised draft of the A&R OpCo LLC Agreement, which, among other things, deleted the lock-up period and all volume restrictions for Paired Interest Exchanges.

On December 17, 2020, the MDC Special Committee, the Disinterested Senior Executives, Moelis, and DLA Piper participated in a call. Moelis presented its updated financial analysis, which summarized certain changes since the September 7 SC Meeting, in order to provide the MDC Special Committee with time to review the information and ask questions before Moelis was to deliver its fairness opinion. After considering the updated financial analysis and other relevant factors, the MDC Special Committee determined to proceed with the transaction on the terms previously discussed. Subsequent to this presentation, Moelis updated the group on discussions with holders of the Senior Notes. Following the presentation, the group also discussed the status of the discussions with BPSI (regarding the Initial Goldman Letter Agreement). DLA Piper provided an update on process and open items with respect to the Proposed Transactions.
On the morning of December 18, 2020, the MDC Special Committee, DLA Piper and Canaccord Genuity held a call. Canaccord Genuity provided a preliminary overview of the results of its formal valuation as well as the assumptions and considerations underlying its proposed fairness opinion. This presentation did not constitute the formal valuation or fairness opinion but was a preview of expectations for the ultimate formal valuation and fairness opinion. The MDC Special Committee had an opportunity to review and discuss the information provided by Canaccord Genuity at this meeting of the MDC Special Committee.
On December 18, 2020, DLA Piper sent Freshfields a revised draft of the Transaction Agreement, which, among other things, (i) reinserted the proposal that the Pre-Closing Tax Indemnity apply only to liabilities of MDC exceeding a specified fixed amount, which was specified as CAD$25 million, and (ii) proposed that the termination fee also be payable in the event MDC failed to provide evidence to Stagwell in a specified timeframe of the adoption and approval of the MDC Delaware Board Approval, as further described in the section titled “The Transaction Agreement — Conditions to the Completion of the Proposed Transactions”.
On December 18, 2020, DLA Piper also sent Freshfields a revised draft of the A&R OpCo LLC Agreement, which, among other things, re-inserted the lock-up period and previously proposed volume restrictions for Paired Interest Exchanges but limited the lock-up period to six months.
On December 18, 2020 and December 19, 2020, the MDC Special Committee had meetings with the Disinterested Senior Executives, DLA Piper and Moelis. Moelis and DLA Piper provided an update on the Proposed Transactions and open items. The group discussed negotiations with Stagwell on various transaction documents, the Initial Goldman Letter Agreement and approach to the Senior Notes.
On the morning of December 20, 2020, Moelis, DLA Piper, the Disinterested Senior Executives and the MDC Special Committee held a call to discuss status and open items, and several subsequent calls were convened throughout the day.
During the course of the day on December 20, 2020, there were ongoing negotiations between MDC, Stagwell and their respective advisors regarding whether to fix the specific number of Stagwell OpCo Units and Stagwell Class C Shares to be issued to Stagwell in exchange for the Stagwell Contribution or whether to fix the post-transaction ownership percentage of the Combined Company to be held by the MDC Canada Common Shareholders. It was ultimately decided to fix the number of Stagwell OpCo Units and Stagwell Class C Shares at 216,250,000 (which implied a post-transaction common equity ownership percentage of the Combined Company to be held by the MDC Canada Common Shareholders of approximately 26%).
On December 20, 2020, Freshfields sent DLA Piper a revised draft of the A&R OpCo LLC Agreement, which, among other things, included a six-month lock-up period for Paired Interest Exchanges but deleted all volume restrictions for Paired Interest Exchanges. Through the execution of the Transaction Agreement on December 21, 2020, the parties continued to exchange drafts and negotiate the terms of the A&R OpCo LLC Agreement.
Late in the day on December 20, 2020, MDC’s advisors sent Freshfields a revised draft of the Transaction Agreement, which, among other things, deleted Stagwell’s proposal that the Pre-Closing Tax Indemnity apply only to liabilities above a specified fixed amount.
During the evening of December 20, 2020 and early morning of December 21, 2020, various telephonic meetings were held among the parties with respect to various issues and workstreams, and the parties continued to exchange drafts and negotiate the terms of the Transaction Agreement.

On the morning of December 21, 2020, the MDC Special Committee had a meeting with certain Disinterested Senior Executives, DLA Piper, Moelis and Canaccord Genuity present, to consider the Proposed Transactions, the draft Transaction Agreement and Ancillary Agreements, to receive the advice of its legal and financial advisors, to receive an update on legal due diligence and other relevant matters, and to consider other factors relevant to the Proposed Transactions. During the meeting, (i) Moelis presented to the MDC Special Committee its financial analyses and oral fairness opinion, which opinion was subsequently confirmed in writing, and (ii) Canaccord Genuity rendered to the MDC Special Committee an oral formal valuation and fairness opinion, which was subsequently confirmed in writing by delivery of a separate written formal valuation and fairness opinion. DLA Piper provided further guidance on the duties of the MDC Special Committee with respect to the Proposed Transactions, including in respect of the consideration of the benefits and interests to be received by the “interested parties” for purposes of MI 61-101. For further details on the Moelis Opinion and Canaccord Genuity Opinion and Formal Valuation, and factors reviewed by the MDC Special Committee in approving the Transaction Agreement and Proposed Transactions, see “The Proposed Transactions — Opinion of Moelis” and “The Proposed Transactions — Canaccord Genuity Opinion and Formal Valuation,” respectively.
The MDC Special Committee, with the full and exclusive power and authority to review strategic alternatives available to the Company, (i) resolved that it is in the best interests of the Company and the MDC Canada Shareholders (other than the Interested Shareholders), and declared it advisable, to recommend that the Company enter into the Transaction Agreement and consummate the Proposed Transactions; (ii) recommended that the MDC Board approve the execution, delivery and performance by the Company of the Transaction Agreement and the consummation of the Proposed Transactions; and (iii) subject to the MDC Board approving the execution, delivery and performance by the Company of the Transaction Agreement and the consummation of the Proposed Transactions, recommended to the MDC Board that it recommend the MDC Canada Shareholders approve the resolutions necessary to implement the Proposed Transactions. Shortly thereafter, the MDC Board convened and, acting on MDC Special Committee’s recommendation, the MDC Board (other than Mark Penn, Charlene Barshefsky and Bradley Gross who abstained from voting on, or participating in any deliberations with respect to, the Proposed Transactions) unanimously (i) determined that it is in the best interests of MDC and the MDC Canada Shareholders (other than the Interested Shareholders) to enter into the Transaction Agreement and consummate the Proposed Transactions, (ii) approved the execution, delivery and performance by MDC of the Transaction Agreement and the Ancillary Agreements and the consummation of the Proposed Transactions and (iii) resolved to recommend that the MDC Canada Shareholders vote for the Transaction Proposals. MDC Canada Shareholders are urged to read the sections titled “The Proposed Transactions — MDC’s Reasons for the Proposed Transactions” and “The Proposed Transactions — Risks of the Proposed Transactions” for a discussion of the MDC Board’s view of the reasons and risks regarding the Proposed Transactions.
The Transaction Agreement was executed and delivered on December 21, 2020.
On December 21, 2020, the Company issued a press release announcing the Company’s entry into the Transaction Agreement and filed such press release on a Form 8-K with the SEC along with an investor presentation.
On December 22, 2020, the Company filed a Form 8-K with the SEC, and Stagwell filed an Early Warning Report under Canadian securities laws (which was followed by an amendment to Schedule 13D on December 23, 2020), to provide additional information about the Proposed Transactions, including filing the Transaction Agreement, the Initial Goldman Letter Agreement and Form of Consent and Support Agreement to be entered into with holders of more than 50% of the aggregate principal amount of its Senior Notes in connection with the Consent Solicitation.
Recommendation of the MDC Special Committee
As discussed above, on June 26, 2020, following the MDC Board’s receipt of the Stagwell Proposal, the MDC Board, due to various relationships and roles that existed among certain directors, officers and shareholders of the Company and Stagwell, determined that it was advisable and in the best interests of the Company and the MDC Canada Shareholders to establish the MDC Special Committee, consisting only of independent directors, to consider, negotiate and review any definitive agreements with Stagwell with respect to a potential business combination transaction. The MDC Board delegated full and exclusive power and authority to the MDC Special Committee to review strategic alternatives available to the Company, including maintaining the status quo, and tasked the MDC Special Committee with, among other things, considering, reviewing, evaluating and, if the MDC Special Committee deemed it appropriate, (A) negotiating the terms and conditions of a potential transaction with Stagwell, and (B) retaining independent legal and financial advisors to assist the MDC Special Committee in relation to any of the foregoing.
The MDC Special Committee, at its meeting on December 21, 2020, after consultation with the Disinterested Senior Executives, its financial and legal advisors and MDC’s financial and legal advisors, and after having taken into account the Moelis Opinion and the Canaccord Genuity Opinion and Formal Valuation and such other matters as it considered relevant, including the factors set out below under the heading “MDC’s Reasons for the Proposed Transactions,” unanimously determined to recommend to the MDC Board that it approve and authorize the Company to enter into the Transaction Agreement and recommend to MDC Canada Shareholders that they vote FOR the Transaction Proposals.
Recommendation of the MDC Board
The MDC Board, after consultation with the Disinterested Senior Executives, its legal advisors and having taken into account the unanimous recommendation of the MDC Special Committee and the MDC Special Committee’s receipt of both the Moelis Opinion and the Canaccord Genuity Opinion and Formal Valuation, unanimously (with the Interested Directors abstaining) (i) determined that it was in the best interests of MDC and the MDC Canada Shareholders (other than the Interested Shareholders) to enter into the Transaction Agreement and consummate the Proposed Transactions, (ii) approved the execution, delivery and performance by MDC of the Transaction Agreement and the Ancillary Agreements and the consummation of the Proposed Transactions and (iii) resolved to recommend that the MDC Canada Shareholders vote for the Proposals. Accordingly, the MDC Board (with the Interested Directors abstaining ) unanimously recommends that MDC Canada Shareholders vote FOR each of the Transaction Proposals. Additionally, the MDC Board (with the Interested Directors abstaining) unanimously recommends that MDC Canada Shareholders vote FOR the Compensation Proposal.
MDC’s Reasons for the Proposed Transactions
The following discussion of the information and factors considered by the MDC Special Committee and the MDC Board contains statements that are forward-looking in nature. This information should be read in light of the factors described in “Cautionary Statement Regarding Forward-Looking Statements.”
MDC Special Committee
In evaluating the Proposed Transactions, the Transaction Agreement and the Ancillary Agreements, and in reaching its determinations and making its recommendations, the MDC Special Committee consulted with the Disinterested Senior Executives and its legal and financial advisors, and gave careful consideration to the current and expected future financial position of MDC and all terms of the Transaction Agreement and the Ancillary Agreements.
The MDC Special Committee considered a number of factors including, among others, the following:
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Moelis Opinion. The MDC Special Committee retained Moelis as its financial advisor in respect of, among other things, the Proposed Transactions and all matters related to the negotiation of a potential transaction with Stagwell. Moelis delivered an oral opinion (which was subsequently confirmed in writing) to the MDC Special Committee that, from a financial point of view, as of December 21, 2020, and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the Moelis Opinion, the Post-Transaction Ownership Percentage of the Combined Company to be held by the holders of MDC Canada Common Shares upon completion of the Proposed Transactions was fair to the holders of MDC Canada Common Shares (other than the Interested Shareholders).

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Canaccord Genuity Opinion and Formal Valuation. The MDC Special Committee received an independent formal valuation required to be obtained in connection with the Proposed Transactions pursuant to MI 61-101, along with a fairness opinion that, as of December 21, 2020 and based upon and subject to the qualifications, limitations and assumptions set forth therein, and such other matters as Canaccord Genuity considered relevant, (i) the consideration to be paid by MDC for the Stagwell Subject Entities pursuant to the Transaction Agreement was fair, from a financial point of view, to the holders of MDC Canada Class A Common Shares (other than Mark Penn, Stagwell, Goldman Sachs and their affiliates), with such opinion assuming, among other items, the conversion of the MDC Canada Class B Common Shares into MDC Canada Class A Common Shares; (ii) the fair market value of the MDC Canada Class A Common Shares (assuming the conversion of the MDC Canada Class B Common Shares into MDC Canada Class A Common Shares) ranged from $4.70 to $7.40 per MDC Canada Class A Common Share; and (iii) the fair market value of the Stagwell Subject Entities ranged from $1.2 billion to $1.5 billion.
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Transaction Agreement. The MDC Special Committee reviewed and negotiated the proposed Transaction Agreement and Ancillary Agreements and considered the independent legal advice of DLA Piper and such other matters as the MDC Special Committee deemed necessary or advisable in order to provide a recommendation to the MDC Board in respect of the Transaction Agreement and the Proposed Transactions.

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Prior MDC Strategic Review and Public Nature of the Stagwell Proposal. The MDC Special Committee considered the fact that prior to receipt of the Stagwell Proposal, the Company had recently conducted a robust and comprehensive strategic review process that took place over approximately seven months and involved outreach by the Company’s financial advisors at the time to not less than 34 third parties, which process resulted in no final or binding offers for an acquisition of, or investment in, the Company from any party other than Stagwell. Relatedly, the MDC Special Committee also considered the fact that following Stagwell’s public announcement of its proposal on June 26, 2020, putting other potential third-party bidders on notice of a possible transaction, no third-party had come forward during the approximately six-month period after publication of the Stagwell Proposal and prior to entry into the Transaction Agreement on December 21, 2020 to make a competing offer, and that as a result, it was unlikely that a competing proposal was likely to be made on terms as attractive as those negotiated with Stagwell.

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Previous Stagwell Strategic Review and Stagwell’s Communicated Position to Not Support Alternative Transaction. In connection with the Stagwell 2019 Sale Process, Stagwell indicated that only one participant had expressed an interest in a transaction involving MDC and the 2019 Special Committee declined to engage in negotiations with such person. The lack of interested bidders in these prior exchanges led the MDC Special Committee to conclude that it was unlikely that a competing proposal was likely to be made on terms as attractive as those negotiated with Stagwell. The MDC Special Committee also noted Stagwell’s statement in the Stagwell Proposal that Stagwell, in its capacity as an existing holder of MDC Canada Shares, was not prepared to support, consent to or vote in favor of an alternative transaction by the Company, including an alternative business combination or sale transaction.

For further discussion of the Moelis Opinion and the Canaccord Genuity Opinion and Formal Valuation, see “The Proposed Transactions — Opinion of Moelis” and “The Proposed Transactions — Canaccord Genuity Opinion and Formal Valuation,” respectively.
In addition to the deliberations and review noted above, the MDC Special Committee discussed certain matters with the Disinterested Senior Executives and other members of the MDC Board, as well as its financial and legal advisors, and considered a number of factors (not in any relative order of importance) that supported the MDC Special Committee’s determination and recommendation in favor of the Proposed Transactions, including:
•
Shareholder Approval and Protection of Minority Interest: The Proposed Transactions are conditioned on receipt of the Required Shareholder Approvals. The Required Shareholder Approvals are protective of the rights of the MDC Canada Shareholders. The Redomiciliation Proposal and Business Combination Proposal require the affirmative vote of (i) at least two-thirds of the votes cast on such proposals, virtually or by proxy by the MDC Canada Shareholders, voting together as a single class, and (ii) at least a majority of the votes cast on such proposals, virtually or by proxy by the MDC Canada Shareholders, excluding the votes attached to MDC Canada Shares held by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101, with each class of MDC Canada Shares voting separately as a class.

•
Corporate Governance Protections. The Transaction Agreement contains various corporate governance provisions that provided protections for the MDC Canada Shareholders, including:

•
The Continuing Independent Directors will serve as directors on the Combined Company Board and the Combined Company has agreed to cause such directors to be nominated at the Combined Company’s next two annual meetings following completion of the Proposed Transactions.

•
The Combined Company’s audit committee will be comprised exclusively of the Continuing Independent Directors.

•
During the Restricted Period, the Transaction Agreement generally will prohibit the Combined Company from entering into (i) certain related party transactions without the approval of a majority of the independent directors serving on the Combined Company Board and (ii) any proposed business combinations involving Stagwell or its affiliates without (A) the approval of Combined Company Shareholders representing a “majority of the minority” of the voting power of the Combined Company and (B) the creation of a special committee of independent directors with authority similar to that of the MDC Special Committee.

•
Alternative Proposal. The Transaction Agreement does not prevent a third party from making an unsolicited Alternative Proposal, and subject to compliance with the terms of the Transaction Agreement, at any time prior to receipt of the Required Shareholder Approvals, each of the MDC Special Committee and the MDC Board is not precluded from considering and responding to an unsolicited Alternative Proposal that the MDC Special Committee or the MDC Board, as applicable, determines in its good faith judgment, after consultation with its financial advisor and outside legal counsel, is or is reasonably likely to lead to a Superior Proposal, as further described under “The Transaction Agreement.”

•
Goldman Letter Agreement. On December 21, 2020, MDC and BSPI entered into the Initial Goldman Letter Agreement, pursuant to which, among other things, BSPI consented to the Proposed Transactions and agreed to vote its MDC Canada Series 4 Shares in favor of the Transaction Proposals, subject to entry with MDC into a definitive agreement. On April 21, 2021, MDC and BSPI entered into the Second Goldman Letter Agreement setting forth the definitive agreement contemplated by the Initial Goldman Letter Agreement. Please see the section entitled “Voting Agreements — Goldman Letter Agreement” for more information with respect to the Second Goldman Letter Agreement, and the Second Goldman Letter Agreement is attached hereto as Annex E.

•
Consent by Holders of Senior Notes: On December 21, 2020, MDC entered into separate consent and support agreements with holders of more than 50% of the aggregate principal amount of the Senior Notes.

•
Limited conditions and requirements for completion of the Proposed Transactions. The obligation of Stagwell to complete the Proposed Transactions is subject to a limited number of conditions, which the MDC Special Committee believes are reasonable under the circumstances.

•
Dissent Rights. Registered MDC Canada Shareholders who do not vote in favor of the Redomiciliation Proposal will have the right to exercise Dissent Rights and be paid fair value by MDC for all, but not less than all, of the MDC Canada Shares beneficially owned by each such registered MDC Canada Shareholder pursuant to the proper exercise of Dissent Rights in accordance with the CBCA. See “Dissenters’ and Appraisal Rights — Dissenters’ Rights.”

•
Appraisal Rights. Appraisal rights will be available to holders of MDC Canada Class B Common Shares and MDC Canada Preferred Shares in connection with the MDC Merger only under the circumstances set forth in Section 262 of the DGCL and subject to their compliance with the requirements of Section 262. See “Dissenters’ and Appraisal Rights — Appraisal Rights.”

•
Additional Factors: The MDC Special Committee also considered the following additional factors (i) the Stagwell 2019 Sale Process and the MDC Board and MDC Special Committee’s broader consideration of strategic alternatives in 2018 and 2019, (ii) the historical stock prices of MDC and the business outlook, (iii) the extensive due diligence review of the businesses of the Stagwell Subject Entities, (iv) the negotiated increase in the pro forma ownership of the pre-transaction MDC Canada

Shareholders from the initial terms of the Stagwell Proposal, (v) the consideration adjustment mechanisms relating to the Stagwell Restructuring and (vi) the negotiation of a lock-up period on Stagwell’s ability to effect a Paired Interest Exchange.
The MDC Special Committee also considered certain countervailing factors in its deliberations concerning the Proposed Transactions, including:
•
the risk that the Redomiciliation may give rise to significant Canadian corporate tax;

•
the risks related to the public announcement of the Proposed Transactions, including MDC’s and Stagwell’s ability to attract and retain key personnel during the pendency of the transactions contemplated by the Transaction Agreement and the potential effect on MDC’s and Stagwell’s continuing business relationships with business partners and customers;

•
the risks to MDC if the Proposed Transactions are announced and not completed, including the costs to MDC in pursuit of the Proposed Transactions, the diversion of management’s attention away from conducting the MDC’s business in the ordinary course, the potential impact on the MDC’s current business relationships (including with current and prospective employees, suppliers and industry partners) and the trading price of the MDC Canada Class A Common Shares and the market’s perceptions of MDC’s prospects;

•
transactional risks, including, among others:

•
that there is no certainty that all conditions precedent to effecting the Proposed Transactions will be satisfied or waived, and failure to complete the Proposed Transactions could negatively impact the market price of the MDC Canada Class A Common Shares;

•
the conditions to Stagwell’s obligation to complete the Proposed Transactions and Stagwell’s right to terminate the Transaction Agreement in certain circumstances;

•
the requirement that MDC pay Stagwell a termination fee if it (or Stagwell, as applicable) terminates the Transaction Agreement due, among other scenarios, to MDC accepting an Alternative Proposal and concurrently entering into an Acquisition Agreement or the MDC Board changing its recommendation with respect to the Proposed Transactions; and

•
limitations imposed by (i) the non-solicitation provisions and (ii) the interim operating covenants on the conduct of the Company’s business.

•
the effects of the COVID-19 pandemic and the challenges resulting therefrom, including the potential impact on MDC’s and Stagwell’s operations, and the impact on their customers, suppliers and other stakeholders;

•
the possibility that the increased revenues, cost savings and synergies expected to result from the Proposed Transactions would fail to materialize or may not be realized within the expected time frame;

•
the risk that the Proposed Transactions and the integration process may divert management attention and resources away from other strategic opportunities and from operational matters;

•
the risk that the Proposed Transactions may not be completed in a timely manner or at all and the potential adverse consequences, including substantial costs that would be incurred and potential damage to the Company’s reputation, if the Proposed Transactions are not completed;

•
the risks inherent in requesting regulatory approval from government agencies in multiple jurisdictions, as more fully described in the section entitled “Regulatory Approvals”;

•
the complexity of the “Up-C” transaction structure which may be difficult for MDC Canada Shareholders to understand;

•
that the Proposed Transactions, in particular the Up-C structure and the Tax Receivables Agreement, may make the Combined Company less attractive to potential acquirors due to the amounts that would be payable to Stagwell in certain change of control transactions pursuant to the Tax Receivables Agreement;

•
the lack of a formal sales process in the context of the negotiation with Stagwell;

•
the interests of Mr. Penn, whose interest in, and control of, Stagwell were the basis for, and led to, the creation of the MDC Special Committee;

•
the fact that final audited financial statements of the Stagwell Subject Entities were not available at the time of the signing of the Transaction Agreement;

•
the fact that Stagwell’s auditor identified material weaknesses in Stagwell’s internal control over financial reporting; and

•
other risks of the type and nature described in the section entitled “Risk Factors.”

The foregoing discussion of the factors considered by the MDC Special Committee in connection with its determination and recommendation regarding the Transaction Agreement and the Proposed Transactions to the MDC Board is not intended to be exhaustive but is believed to include the material factors considered by the MDC Special Committee. The MDC Special Committee did not find it practicable to assign, and did not quantify, rank or otherwise assign, relative weights to the individual factors considered in reaching its determination and recommendation regarding the Transaction Agreement, and the Proposed Transactions. Rather, the MDC Special Committee made its determination and recommendation after consideration of all of the foregoing factors as a whole. In addition, individual members of the MDC Special Committee may have given different weight to different information and factors.
MDC Board
In evaluating the Proposed Transactions, the Transaction Agreement and the Ancillary Agreements, and in reaching its determinations and making its recommendations, the MDC Board (other than Mark Penn, Charlene Barshefsky and Bradley Gross who each abstained from voting on, or participating in any deliberations of the MDC Board with respect to the Proposed Transactions) consulted with the Disinterested Senior Executives and its legal and financial advisors, and gave careful consideration to the recommendation of the MDC Special Committee and the current and expected future financial position of MDC and all terms of the Transaction Agreement and the Ancillary Agreements.
In reaching its determination and recommendation, the MDC Board (other than Mark Penn, Charlene Barshefsky and Bradley Gross who each abstained from voting on, or participating in any deliberations of the MDC Board with respect to the Proposed Transactions) considered a number of factors, including the following factors (not in any relative order of importance):
•
Support of the MDC Special Committee. The MDC Board considered the MDC Special Committee’s analysis, conclusions and unanimous determination that the Transaction Agreement and the Proposed Transactions were in the best interests of MDC and the MDC Canada Shareholders (other than the Interested Shareholders), and the MDC Special Committee’s unanimous recommendation that the MDC Board (i) authorize, approve, adopt and declare advisable the Transaction Agreement, the Ancillary Agreements, and the Proposed Transactions, (ii) direct the adoption of the Transaction Agreement and the Ancillary Agreements and the approval of the Proposed Transactions be submitted to a vote at a meeting of MDC Canada Shareholders and (iii) recommend the MDC Canada Shareholders adopt the Transaction Agreement and the Ancillary Agreements and approve the Proposed Transactions.

•
Independence of MDC Special Committee. The MDC Board considered the fact that the MDC Special Committee is comprised only of independent directors. The MDC Board also considered the fact that, other than their interests described under “The Proposed Transactions — Interests of MDC’s Directors and Officers in the Proposed Transactions”, members of the MDC Special Committee do not have material interests in the Proposed Transactions that differ from, or are in addition to, those of MDC and the MDC Canada Shareholders.

•
Opinion of Financial Advisors. The MDC Board considered the fact that the MDC Special Committee received the fairness opinions of Moelis and Canaccord Genuity, financial advisors that it determined to be independent, as described above, which opinions are more fully described in the sections entitled “The Proposed Transactions — Opinion of Moelis” and “The Proposed Transactions — Canaccord Genuity Opinion and Formal Valuation”.

The foregoing discussion of the factors considered by the MDC Board (other than Mark Penn, Charlene Barshefsky and Bradley Gross who each abstained from voting on, or participating in any deliberations of the MDC Board with respect to the Proposed Transactions) in connection with its determination and recommendation on fairness of the Transaction Agreement, the Ancillary Agreements, and the Proposed Transactions to MDC is not intended to be exhaustive but includes the material factors considered by the MDC Board (other than Mark Penn, Charlene Barshefsky and Bradley Gross who each abstained from voting on, or participating in any deliberations of the MDC Board withrespect to the Proposed Transactions). The MDC Board (other than Mark Penn, Charlene Barshefsky and BradleyGross who each abstained from voting on, or participating in any deliberations of the MDC Board with respect to theProposed Transactions) did not find it practicable to assign, and did not quantify, rank or otherwise assign, relative weights to the individual factors considered in reaching its conclusions as to the fairness of the Transaction Agreement, the Ancillary Agreements, and the Proposed Transactions. Rather, the MDC Board (other than Mark Penn, Charlene Barshefsky and Bradley Gross who each abstained from voting on, or participating in any deliberations of the MDC Board with respect to the Proposed Transactions) made its determination and recommendation after consideration of all of the foregoing factors as a whole. In addition, individual members of the MDC Board (other than Mark Penn, Charlene Barshefsky and Bradley Gross who each abstained from voting on, or participating in any deliberations of the MDC Board with respect to the Proposed Transactions) may have given different weight to different information and factors.
In considering the recommendation of the MDC Board (other than Mark Penn, Charlene Barshefsky and Bradley Gross who each abstained from voting on, or participating in any deliberations of the MDC Board with respect to the Proposed Transactions) with respect to the Transaction Agreement, the Ancillary Agreements, and the Proposed Transactions, MDC Canada Shareholders should be aware that certain of MDC’s directors and executive officers have interests in the Proposed Transactions that may differ from, or be in addition to, those of MDC Canada Shareholders generally. These interests may present such executive officers and directors with actual or potential conflicts of interest. These interests include, but are not limited to, the continued service of certain directors of MDC as directors of the Combined Company following the Proposed Transactions, the continued employment of all of MDC’s current executive officers as employees of the Combined Company, and the treatment in the Proposed Transactions of equity awards. The members of the MDC Special Committee and the MDC Board (other than Mark Penn, Charlene Barshefsky and Bradley Gross who each abstained from voting on, or participating in any deliberations of the MDC Board with respect to the Proposed Transactions) were aware of these interests and considered them, among others, in their approval and adoption of the Transaction Agreement and the Proposed Transactions and their recommendation that MDC Canada Shareholders adopt the Transaction Agreement and approve the Proposed Transactions.
Other Considerations
The Combined Company will be poised to deliver meaningful shareholder value creation, accelerated growth and enhanced services to clients. In contrast to MDC Canada continuing as a standalone company, The Combined Company will be poised to deliver meaningful shareholder value creation, accelerated growth and enhanced services to clients. In contrast to MDC Canada continuing as a standalone company, the Combined Company will be well-positioned to become a leading marketing services company, with enhanced global scale and broadened capabilities:
•
Enhanced Shareholder Value. The Combined Company will accelerate growth and enhance shareholder value. The Combined Company will offer a comprehensive suite of complementary marketing and communications services to clients, significantly expanding in the areas of high-growth digital services and expertise as well as substantial new capabilities across several disciplines and geographies, as compared to MDC as a standalone entity.

•
Estimated Cost Synergies. Due to certain synergies described in “The Proposed Transactions - Estimated Cost Synergies,” the Combined Company is expected to achieve run-rate savings of approximately $30 million overtime, with approximately 90% of such savings expected to be realized within twenty-four months following the consummation of the Proposed Transactions.

•
Lower Pro Forma Leverage. The Combined Company will also have an improved credit profile, decreasing its consolidated net leverage ratio from 4.4x to 3.5x, after giving full effect to the expected run-rate operational synergies.

•
Enhanced Scale. The Combined Company will be a top ten global integrated marketing services company. The Combined Company will have an expanded global scale, operating in 23 countries, and expanded media and data operations, managing $4.4 billion in media spend.

•
Enhanced Growth Opportunities. The Combined Company will have a target of 5%+ annual organic growth, driven by 10-15% digital marketing growth and complementary capabilities, and a target of 9%+ total annual revenue growth including new products and acquisitions. The Combined Company will more than triple its concentration of high-growth digital offerings, with 32% of its business anticipated to be in the digital services sector. It is anticipated that the Combined Company will generate over $200 million of pro forma cash in 2021. The Combined Company will target growth to $3 billion+ in revenue in 2025, including acquisitions, organic growth and new products. In addition, the Combined Company will seek to develop new revenue streams by expanding its combined digital and technology products portfolios.

Opinion of Moelis
At the meeting of the MDC Special Committee on December 21, 2020 to evaluate and consider whether to approve the Transaction Agreement and the consummation of the Proposed Transactions, Moelis delivered an oral opinion to the MDC Special Committee, which was subsequently confirmed by delivery of a written opinion dated December 21, 2020 (the “Moelis Opinion”), as to the fairness, from a financial point of view, as of the date of the opinion and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the opinion, of the Post-Transaction Ownership Percentage of the Combined Company to be held by the holders of MDC Canada Common Shares upon completion of the Proposed Transactions to the holders of MDC Canada Common Shares (other than the Interested Shareholders).
The full text of the Moelis Opinion, dated December 21, 2020, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex J to this Proxy Statement/Prospectus and is incorporated herein by reference. The Moelis Opinion was provided for the use and benefit of the MDC Special Committee (solely in its capacity as such) in its evaluation of the Proposed Transactions. The Moelis Opinion was limited solely to the fairness, from a financial point of view, of the Post-Transaction Ownership Percentage of the Combined Company to be held by the holders of MDC Canada Common Shares upon completion of the Proposed Transactions to the holders of MDC Canada Common Shares (other than the Interested Shareholders) and does not address MDC’s underlying business decision to effect the Proposed Transactions or the relative merits of the Proposed Transactions as compared to any alternative business strategies or transactions that might be available to MDC. The Moelis Opinion does not constitute a recommendation as to how any holder of securities of MDC should vote or act with respect to the Proposed Transactions or any other matter.
In arriving at its opinion, Moelis, among other things:
•
reviewed certain publicly available business and financial information relating to MDC and the Stagwell Subject Entities;

•
reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Stagwell Subject Entities furnished to Moelis by Stagwell, including the Stagwell Management Forecast (described in “The Proposed Transactions — Certain Stagwell Unaudited Prospective Financial and Operating Information” beginning on page 198 of this Proxy Statement/ Prospectus);

•
reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Stagwell Subject Entities furnished to Moelis by MDC, including the MDC Management Forecasts (described in “The Proposed Transactions — Certain Stagwell Unaudited Prospective Financial and Operating Information” beginning on page 198 of this Proxy Statement/Prospectus);

•
reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of MDC furnished to Moelis by MDC, including the MDC Management Forecasts (described in “The Proposed Transactions — Certain MDC Unaudited Prospective Financial and Operating Information”“ beginning on page 198 of this Proxy Statement/Prospectus);

•
reviewed certain internal information relating to cost savings, synergies and related expenses expected to result from the Proposed Transactions and certain other pro forma financial effects of the Proposed Transactions (the “Expected Synergies”) provided to Moelis by the managements of MDC and Stagwell;

•
reviewed capitalization information for MDC, including on a fully-diluted basis, and the Stagwell Subject Entities, including pro forma for the Proposed Transactions, provided to Moelis by the managements of MDC and Stagwell;

•
conducted discussions with members of the senior managements and representatives of MDC and Stagwell concerning the information described in the current and foregoing six bullets, as well as the businesses and prospects of MDC and the Stagwell Subject Entities generally;

•
reviewed publicly available financial and stock market data of certain other companies in lines of business that Moelis deemed relevant;

•
reviewed the financial terms of certain other transactions that Moelis deemed relevant, including the initial Goldman Letter Agreement and the Stagwell Letter Agreement;

•
reviewed a draft, dated December 21, 2020, of the Transaction Agreement;

•
participated in certain discussions and negotiations among representatives of MDC and Stagwell and their advisors; and

•
conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.

In connection with its review, Moelis has, with the consent of the MDC Special Committee, relied on the information supplied to, discussed with or reviewed by it for purposes of its opinion being complete and accurate in all material respects. Moelis did not assume any responsibility for independent verification of (and did not independently verify) any of such information. With the consent of the MDC Special Committee, Moelis relied upon, without independent verification, the assessment of MDC and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the MDC Management Forecasts and other information provided to Moelis by the management of MDC or Stagwell, as applicable, relating to MDC, the Stagwell Subject Entities, and the Expected Synergies referred to above, Moelis assumed, at the direction of the MDC Special Committee, that they have been reasonably prepared on a basis reflecting the best then available estimates and judgments of the management of MDC or Stagwell, as the case may be, as to the future performance of MDC and the Stagwell Subject Entities, as the case may be, and of such Expected Synergies (including the amount, timing and achievability thereof). Moelis also assumed, at the direction of the MDC Special Committee, that the future financial results (including Expected Synergies) reflected in such forecasts and other information would be achieved at the times and in the amounts projected. In addition, at the direction of the MDC Special Committee, Moelis relied on the assessments of the managements of MDC and Stagwell as to the Combined Company’s ability to retain key employees and to integrate the businesses of MDC and the Stagwell Subject Entities. Moelis did not express any views as to the reasonableness of any financial forecasts or the assumptions on which they were based. In addition, with the consent of the MDC Special Committee, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of MDC or the Stagwell Subject Entities, nor was it furnished with any such evaluation or appraisal. Moelis expressed no views as to the Redomiciliation in connection with the Proposed Transactions.
The Moelis Opinion did not address MDC’s underlying business decision to effect the Proposed Transactions or the relative merits of the Proposed Transactions as compared to any alternative business strategies or transactions that might be available to MDC and did not address any legal, regulatory, tax or accounting matters. With the consent of the MDC Special Committee, Moelis was not asked to, and Moelis did not, offer any opinion as to any terms of the Transaction Agreement or any aspect or implication of the Proposed Transactions, except for the fairness of the Post-Transaction Ownership Percentage of the Combined Company to be held by the holders of MDC Canada Common Shares upon completion of the Proposed Transactions, from a financial point of view, to the holders of MDC Canada Common Shares (other than the Interested Shareholders). The Moelis Opinion relates to the relative values of MDC, on the one hand, and the Stagwell Subject Entities, on the other hand. With the consent of the MDC Special Committee, Moelis did not express any opinion as to what the value of the securities of MDC, New MDC, the Combined Company or any other party to the Proposed Transactions actually would be when issued pursuant to the Proposed Transactions or the prices at which any such securities would trade at any time. For purposes of Moelis’s analysis and opinion, Moelis assumed, with the consent of the MDC Special Committee, that the MDC Canada Class A Common Shares and MDC Canada Class B Common Shares are identical, and Moelis expressed no views as to the allocation of value between such classes or as to any additional value that could be attributable to one class relative to the other. Moelis also expressed no opinion or views relating to the MDC Canada Preferred Shares, including, without limitation, as to the fairness of any agreements or arrangements regarding the MDC Canada Preferred Shares in connection with the Proposed Transactions. Moelis did not express any opinion as to fair value or the solvency of MDC, New MDC, the Combined Company or any other party following the closing of the Proposed Transactions. In rendering its opinion, Moelis assumed, with the consent of the MDC Special Committee, that the Proposed Transactions would be consummated in accordance with the terms of the Transaction Agreement without any waiver or modification that could be material to its analysis, and that the parties to the Transaction Agreement would comply with all the material terms of the Transaction Agreement. Moelis assumed, with the consent of the MDC Special Committee, that all governmental, regulatory or other consents and approvals necessary for the completion of the Proposed Transactions would be obtained, except to the extent that could not be material to its analysis. In addition, representatives of MDC advised Moelis, and Moelis assumed, with the consent of the MDC Special Committee, that the Proposed Transactions will qualify as a tax-free reorganization for U.S. federal income tax purposes. Moelis expressed no opinion as to the fairness (or otherwise) of the Tax Receivables Agreement entered into by certain of the parties in connection with the Transaction Agreement.
The Moelis Opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of the date of the opinion, and Moelis assumed no responsibility to update its opinion for developments after the date of the opinion.
The Moelis Opinion was for the use and benefit of the MDC Special Committee (solely in its capacity as such) in its evaluation of the Proposed Transactions. The Moelis Opinion did not constitute a recommendation as to how any holder of securities of MDC should vote or act with respect to the Proposed Transactions or any other matter. The Moelis Opinion did not address the fairness of the Proposed Transactions or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of MDC or Stagwell. In addition, Moelis did not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Proposed Transactions in such capacities, or any class of such persons, whether relative to the Post-Transaction Ownership Percentage or otherwise. The Moelis Opinion was approved by a Moelis & Company LLC fairness opinion committee.
Summary of Financial Analyses
The following is a summary of the material financial analyses presented by Moelis to the MDC Special Committee at its meeting held on December 21, 2020 in connection with the Moelis Opinion. This summary describes the material analysis underlying the Moelis Opinion but does not purport to be a complete description of the analyses performed by Moelis in connection with its opinion.
Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Moelis’ analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’ analyses.

For the purposes of Moelis’ analysis, MDC management provided the following fully-diluted MDC Canada Common Share count calculations on December 21, 2020, without giving effect to any conversion of MDC Canada Preferred Shares:
(Shares in millions)	12/21/20	3/31/21
MDC:
Class A + B Common Shares	73.313	73.313
Settlement of Deferred Acquisition Consideration	0.600	0.600
Legacy Incentives (Restricted Stock)	2.078	1.800
RSUs, EICs & Equivalents	1.216	0.482
Expected Incentive Issuances	0.000	1.651
Fully Diluted Shares	77.207	77.846
For the purpose of Moelis’ analysis, if the implied MDC share price yielded by any such analysis is greater than the conversion price of each class of MDC Canada Preferred Shares, then such MDC Canada Preferred Shares are treated on an “as converted basis” and added to the above MDC Canada Common Share counts, and the associated value of the MDC Canada Preferred Shares outstanding is removed from MDC indebtedness. Of the $186 million of MDC Canada Preferred Shares outstanding, $129 million have a conversion price of $7.42 and $57 million have a conversion price of $5.00.
Herein:
•
“Post-Transaction Ownership Percentage” means approximately 26% of the common equity of the Combined Company.

•
“Adjusted EBITDA” is a non-GAAP measure calculated as earnings before interest, taxes, depreciation and amortization expense, where applicable, and adjusted for any company specific one-time and non-recurring items.

•
“Adjusted EBITDA Margin” is a non-GAAP measure calculated by dividing Adjusted EBITDA by revenue.

•
“Market Capitalization” or “Market Cap” is a non-GAAP measure calculated by multiplying fully-diluted shares outstanding of the relevant company, calculated using the treasury stock method and the closing share price on December 18, 2020. Stock prices sourced from Capital IQ as of December 18, 2020.

•
“Equity Value” means the value of a company attributable to all common equity owners. For a public company, Equity Value equals Market Capitalization.

•
“Enterprise Value” or “EV” is a non-GAAP measure calculated by adding Market Capitalization and total indebtedness and subtracting cash and cash equivalents.

•
“Unlevered Free Cash Flow” is a non-GAAP measure calculated as Adjusted EBITDA, less taxes on net operating profit (being Adjusted EBITDA less depreciation and less the 50% of stock-based compensation that is deductible) assuming a 27.8% tax rate, less stock-based compensation (which is treated as a cash expense), less capital expenditures, less changes in net working capital, less non-controlling interest distributions and less M&A payments.

•
“IRC 197” refers to goodwill and certain other intangibles that are amortizable pursuant to §197 of the U.S. Tax Code.

•
“Political Avg. Net Revenue” and “Political Avg. Adjusted EBITDA” are non-GAAP measures and are calculated assuming 2-year average (current year and prior year) net revenue and Adjusted EBITDA, as applicable, for the SKDK and Targeted Victory agencies to reflect the political cycle in the United States, with net revenue and Adjusted EBITDA, as applicable, for all other agencies calculated using current year.

MDC DCF Analysis
Moelis performed a stand-alone discounted cash flow (“DCF”) analysis of MDC using the MDC Management Forecasts (as described in “The Proposed Transactions — Certain MDC Unaudited Prospective

Financial and Operating Information” beginning on page 198 of this Proxy Statement/Prospectus), to calculate the present value of the estimated future Unlevered Free Cash Flows to be generated by MDC and an estimate of the present value of the terminal value of MDC.
The MDC Management Forecasts consisted of the MDC 2-Year Recovery Forecast and the MDC 3-Year Recovery Forecasts, which forecasted cases of 3% long-term revenue growth (the “3% LT Growth Case”) and 2% long-term revenue growth (the “2% LT Growth Case”), respectively (as described in “The Proposed Transactions — Certain MDC Unaudited Prospective Financial and Operating Information” beginning on page 198 of this Proxy Statement/Prospectus). In performing the DCF analysis of MDC, Moelis utilized a range of discount rates of 9.75% to 12.00% based on an estimated range of MDC’s weighted average cost of capital (“WACC”). The WACC range reflected a derived cost of equity using (i) a risk-free rate based on the yield on 20-year U.S. government bonds as of December 18, 2020, (ii) a selected range of unlevered betas and debt to total capitalization ratios informed by the corresponding information for the selected public companies described in “The Proposed Transactions — Opinion of Moelis — Selected Publicly Traded Companies Analysis” beginning on page 175 of this Proxy Statement/Prospectus, (iii) an equity risk premium, and (iv) a size premium.
Moelis used the foregoing range of discount rates to calculate estimated present values as of December 31, 2020 of estimated Unlevered Free Cash Flows of MDC for the calendar years ending December 31, 2021 through December 31, 2025 (in each case, discounted using a mid-year discounting convention), as described in “The Proposed Transactions — Certain MDC Unaudited Prospective Financial and Operating Information” beginning on page 198 of this Proxy Statement/Prospectus, and (ii) estimated terminal values derived by applying a range of perpetuity growth rates of 1.0% to 2.0%, which range of perpetuity growth rates was selected based on Moelis’ professional judgment and experience, to projected terminal year Unlevered Free Cash Flow of MDC. Moelis noted that the range of perpetuity growth rates implied a terminal value multiple range of 5.6x to 8.0x under the 3% LT Growth Case and 5.5x to 7.9x under the 2% LT Growth Case. Moelis then calculated a range of implied Equity Values by subtracting net debt of $789 million and preferred shares of $186 million (other than in scenarios in which the preferred shares are treated on an “as-converted” basis) of MDC from the implied range of Enterprise Values derived from the DCF analysis. Moelis separately valued and discounted at WACC approximately $82.2 million of net operating losses and $647.7 million of IRC 197 amortization deductions. The net operating loss and IRC 197 amortization deduction amounts were provided by MDC management. This analysis resulted in present value for such amounts of approximately $121.4 million to $131.4 million.
The stand-alone implied Equity Value ranges and implied per share price ranges for MDC derived from the DCF analysis are presented in the table below:
	Implied Equity Value ($ in millions)	Implied Per Share Price
3% LT Growth Case	$289 – $979	$3.68 – $9.04
2% LT Growth Case	$167 – $806	$2.15 – $7.46
Stagwell DCF Analysis
Moelis performed a stand-alone DCF analysis of the Stagwell Subject Entities using the MDC-adjusted Stagwell forecasts (as described in “The Proposed Transactions — Certain Stagwell Unaudited Prospective Financial and Operating Information” beginning on page 198 of this Proxy Statement/Prospectus), to calculate the present value of the estimated future Unlevered Free Cash Flows to be generated by the Stagwell Subject Entities and an estimate of the present value of the terminal value of the Stagwell Subject Entities.
In performing the DCF analysis of Stagwell, Moelis utilized a range of discount rates of 7.75% to 9.50% based on an estimated range of the Stagwell Subject Entities’ WACC. The WACC range reflected a derived cost of equity using (i) a risk-free rate based on the yield on 20-year U.S. government bonds as of December 18, 2020, (ii) a selected range of unlevered betas and debt to total capitalization ratios informed by the corresponding information for the selected public companies described in “The Proposed Transactions —Opinion of Moelis — Selected Publicly Traded Companies Analysis” beginning on page 175 of this Proxy Statement/Prospectus, (iii) an equity risk premium and (iv) a size premium.

Moelis used the foregoing range of discount rates to calculate estimated present values as of December 31, 2020 of estimated Unlevered Free Cash Flows of the Stagwell Subject Entities for the calendar years ending December 31, 2021 through December 31, 2025 (in each case, discounted using a mid-year discounting convention), as described in “The Proposed Transactions — Certain Stagwell Unaudited Prospective Financial and Operating Information” beginning on page 198 of this Proxy Statement/Prospectus, and (ii) estimated terminal values derived by applying a range of perpetuity growth rates of 2.0% to 3.0%, which range of perpetuity growth rates was selected based on Moelis’ professional judgment and experience to projected terminal year Unlevered Free Cash Flow of the Stagwell Subject Entities. Moelis noted that the range of perpetuity growth rates implied a terminal value (terminal year Unlevered Free Cash Flow calculated on a Political Avg. basis) multiple range of 8.2x to 13.0x. Moelis then calculated a range of implied Equity Values by subtracting net debt of $300 million of the Stagwell Subject Entities from the implied range of Enterprise Values derived from the DCF analysis.
Moelis separately valued and discounted at WACC approximately $16.5 million of net operating losses and $325.0 million of IRC 197 amortization deductions. The net operating loss and IRC 197 amortization deduction amounts were provided by Stagwell and MDC management. This analysis resulted in present value for such amounts of approximately $74.7 million to $81.2 million.
The stand-alone implied Equity Value ranges for the Stagwell Subject Entities derived from the DCF analysis are presented in the table below:
Implied Equity Value ($ in millions)
Stagwell	$1,099 – $1,788
Moelis then performed a relative valuation of MDC and Stagwell based on the DCF analyses described above. The relative post-transaction ownership percentage range in the Combined Company for MDC Canada Common Shareholders implied by DCF analyses is summarized below:
Implied MDC PF % Ownership Range (Low/High – High/Low of Respective Ranges)
3% LT Growth Case	13.9% – 47.1%
2% LT Growth Case	8.6% – 42.3%
Selected Publicly Traded Companies Analysis
Moelis reviewed financial and stock market information for certain public companies (with business characteristics generally similar to those of MDC and the Stagwell Subject Entities for purposes of Moelis’ analysis). The selected publicly traded companies listed below (the “Selected Publicly Traded Companies”)

focused on advertising and marketing services holding companies with global footprints as shown in the table below. Note that statistics of MDC and the Stagwell Subject Entities have been included for reference only.
	Market Cap ($mm)	Enterprise Value ($mm)	EV / 2021E Adj. EBITDA(1)	EV / 2022E Adj. EBITDA(1)
Ad Agency Holding Companies
Omnicom Group Inc. (“Omnicom”)	$13,347	$16,664	7.7x	7.5x
WPP plc (“WPP”)	13,468	16,596	6.8x	6.3x
Publicis Group S.A. (“Publicis”)	12,810	16,492	6.2x	5.9x
Dentsu Inc. (“Dentsu”)	8,973	8,983	5.6x	5.0x
The Interpublic Group of Companies, Inc. (“IPG”)	9,600	12,233	8.7x	8.3x
Other Marketing Services Companies
S4 Capital plc (“S4 Capital”)	$3,769	$3,704	30.8x	24.4x
Next Fifteen Communications Group plc (“Next 15”)	623	683	8.5x	6.6x
MDC Partners (Unaffected)(2)	87	1,208	6.4x / 6.8x(3)	6.0x / 6.3x(3)
MDC Partners (Current)(4)	167	1,288	7.8x / 7.3x(3)	6.0x / 6.8x(3)
Stagwell Subject Entities	NA	NA	NA	NA
	2021E Adj. EBITDA Margin	Organic Growth Q2 2020	Organic Growth Q3 2020	Revenue Growth ’20E – ‘22E(1)
Ad Agency Holding Companies
Omnicom	15.7%	(23.0)%	(11.7)%	3.8%
WPP	16.8%	(18.4)%	(5.5)%	3.0%
Publicis	21.2%	(13.0)%	(5.6)%	3.0%
Dentsu	16.7%	(17.3)%	(14.8)%	5.5%
IPG	16.5%	(9.9)%	(3.7)%	3.6%
Other Marketing Services Companies
S4 Capital	17.9%	7.0%	13.0%	35.0%
Next 15	22.9%	(6.6)%	NA	8.5%
MDC Partners (Unaffected)	14.6% / 14.4%(3)	(26.4)%	(16.4)%	9.9% / 9.1%(3)
MDC Partners (Current)	14.6% / 14.4%(3)	(26.4)%	(16.4)%	9.9% / 9.1%(3)
Stagwell Subject Entities	20.4%	(15.0)%	4.7%	10.0%

(1)
Forward Revenue and Adj. EBITDA estimates per Capital IQ estimates as of December 18, 2020.

(2)
Represents unaffected share price data (6/25/2020) of $1.15.

(3)
Based on 3% LT Growth / 2% LT Growth 2021E Adj. EBITDA

(4)
Represents current share price data (12/18/2020) of $2.15

Moelis also reviewed trading multiples for the selected companies over time, the data for which is summarized below:
EV / Next Twelve Months (“NTM”) Adj. EBITDA Trading Multiples(1)
	2-Year Avg.	1-Year Avg.	YTD Avg.	Current(2)
Ad Agency Holding Companies
MDC(3)	6.0x	NA	NA	NA
Omnicom	8.0x	7.5x	7.4x	7.7x
WPP	6.9x	6.7x	6.7x	8.1x
IPG	8.1x	8.2x	8.2x	9.1x
Publicis	5.1x	4.9x	4.9x	6.5x

(1)
Forward Adj. EBITDA estimates per Capital IQ estimates as of December 18, 2020

(2)
Stock prices sourced from Capital IQ as of December 18, 2020

(3)
MDC estimates not available after May 28, 2019

In determining a multiple range for this analysis for MDC, Moelis focused on Omnicom and IPG because Omnicom and IPG have historically been the best performing ad agency holding companies (especially from an organic growth perspective), and both have meaningful exposure to the North American market. Moelis also considered that MDC outperformed the selected companies set from an organic growth perspective in Q1 2020. Furthermore, MDC management’s long-term growth forecast in the 3% LT Growth Case and the 2% LT Growth Case are generally in-line with or slightly higher than Omnicom and IPG and, accordingly, in Moelis’ judgment, justified a multiple range at least in-line with Omnicom and IPG. In determining a multiples range for this analysis for Stagwell, Moelis focused on the fastest growing advertising agency holding companies, Omnicom and IPG, and the high-growth digital marketing services company, S4 Capital. Moelis noted that the growth of the Stagwell Subject Entities outpaces that of MDC (after adjustments for the election year cyclicality of the political agencies forming part of the Stagwell Subject Entities), and that the growth of the Stagwell Subject Entities outpaces that of MDC, Omnicom and IPG. Moelis also noted that the growth of the Stagwell Subject Entities is lower than that of S4 Capital. The stand-alone multiple ranges calculated for MDC and the Stagwell Subject Entities are presented in the table below:
	2021E Adj. EBITDA Multiple	2022E Adj. EBITDA Multiple
MDC	7.0x – 8.5x	6.5x – 8.0x
Stagwell Subject Entities	9.0x – 11.0x	8.5x – 10.5x
The stand-alone implied Equity Value ranges for the Stagwell Subject Entities derived from the Selected Publicly Traded Companies analysis are presented in the table below:
	2021E Adj. EBITDA Implied Equity Value	2022E Adj. EBITDA Implied Equity Value
MDC (3% LT Growth Case)	$192 – $530	$219 – $584
MDC (2% LT Growth Case)	$122 – $445	$113 – $454
Stagwell Subject Entities	$931 – $1,199	$912 – $1,191

Moelis then performed a relative valuation of MDC and Stagwell based on the selected publicly traded companies analyses described above. The relative post-transaction ownership percentage range in the Combined Company for the MDC Canada Common Shareholders implied by the above implied Equity Values for the selected publicly traded companies analyses of MDC and the Stagwell Subject Entities is summarized below:
Implied MDC PF % Ownership Range (Low/High – High/Low of Respective Ranges)
2021E Adj. EBITDA (3% LT Growth Case)	13.8% – 36.3%
2022E Adj. EBITDA (3% LT Growth Case)	15.5% – 39.1%
2021E Adj. EBITDA (2% LT Growth Case)	9.3% – 32.4%
2022E Adj. EBITDA (2% LT Growth Case)	8.6% – 33.2%
Pro Forma Combination Analysis (Has/Gets)
Moelis performed a pro forma combination analysis in order to evaluate the implied value creation to pre-transaction holders of MDC Canada Common Shares in the Proposed Transactions, upon the completion of which holders of MDC Canada Common Shares will receive approximately 26% of the common equity of the Combined Company. Per MDC and Stagwell management, the pro forma combination analysis includes annual run-rate cost synergies of $30 million, phased in over three years. Per MDC and Stagwell management, Moelis also utilized illustrative annual run-rate revenue synergies of $90 million to $150 million. MDC’s and Stagwell’s management indicated revenue synergies were expected to generate 20% Adjusted EBITDA margins and are also expected to be phased in over three years. Moelis was instructed by MDC to assume upfront costs of approximately $97 million associated with the Proposed Transactions, including bond consent fees, transaction fees and expenses and costs to achieve synergies.
DCF-Based Has/Gets Analysis
Moelis performed a DCF analysis-based has/gets analysis by comparing: (a) the standalone implied DCF Equity Value of MDC and implied DCF per share value of MDC, with (b) the implied aggregate value and implied per share value of the pro forma equity in the Combined Company that will be owned by the pre-transaction holders of MDC Canada Common Shares after giving effect to the Proposed Transactions.
To perform this analysis, Moelis utilized (i) the implied DCF Equity Value ranges for MDC and the Stagwell Subject Entities, (ii) the expected cost synergies described above, (iii) the expected revenue synergies described above, (iv) estimated cost of capital synergies, and (v) the change in perpetuity growth rate due to the higher-growth assets of the Stagwell Subject Entities.
Moelis utilized a range of discount rates of 7.75% to 9.50%, based on an estimated WACC range for the Combined Company. The estimated WACC range reflected a derived cost of equity using (i) a risk-free rate based on the yield on 20-year U.S. government bonds as of December 18, 2020, (ii) a selected range of unlevered betas and debt to total capitalization ratios informed by the corresponding information for the selected public companies, as described in “The Proposed Transactions — Opinion of Moelis — Selected Publicly Traded Companies Analysis” above, (iii) an equity risk premium and (iv) a size premium.
Moelis used the foregoing range of discount rates to calculate the estimated present values as of December 31, 2020 of the Unlevered Free Cash Flows (including estimated after-tax synergies, net of costs to achieve such synergies) for the calendar years ending December 31, 2021 through December 31, 2025 (in each case, discounted using a mid-year discounting convention and assuming a blended tax rate of 27.8%, per MDC management) and estimated terminal values derived by applying a range of perpetuity growth rates of 1.0% to 3.0%, to the terminal year Unlevered Free Cash Flows (which assumed no additional costs to achieve such synergies, per each of MDC’s and Stagwell’s managements).

The resulting implied pro forma Equity Value range of the Combined Company after giving effect to the Proposed Transactions is shown in the table below.
	Pro Forma Equity Value	Implied Terminal Multiple
3% LT Growth Case	$2,022 – $4,323	7.4x – 13.4x
2% LT Growth Case	$1,861 – $4,043	7.3x – 13.3x
Moelis then compared the pro forma Equity Value of the Combined Company (assuming revenue synergies ranging from $0 to $150 million) that will be held by the pre-transaction holders of MDC Canada Common Shares upon the completion of the Proposed Transactions to the midpoint DCF value derived from its MDC stand-alone DCF analysis. This comparison yielded the following implied range for the Combined Company for the implied value creation in the Proposed Transactions for the pre-transaction holders of MDC Canada Common Shares:
Implied Per Share Value and Implied Value Accretion
3% LT Growth Case
Pro Forma Combined Company Equity Value	$8.90 – $9.89
Implied Value Accretion (%), compared to Standalone Midpoint DCF Value of $6.13	45% – 61%
2% LT Growth Case
Pro Forma Combined Company Equity Value	$8.20 – $9.19
Implied Value Accretion (%), compared to Standalone Midpoint DCF Value of $4.51	82% – 104%
Selected Publicly Traded Companies-Based Has/Gets Analysis
Moelis performed a Selected Publicly Traded Companies analysis-based has/gets analysis by comparing (a) the standalone implied Selected Publicly Traded Companies analysis Equity Value of MDC and implied per share value of MDC with (b) the implied aggregate value and implied per share value of the pro forma equity in the Combined Company that that will be owned by the MDC Canada Common Shareholders after giving effect to the Proposed Transactions.
To perform this analysis, Moelis utilized (i) the standalone implied Selected Publicly Traded Companies Analysis Equity Values for MDC and Stagwell, (ii) the expected cost synergies described above, (iii) the expected revenue synergies described above, (iv) the change in net debt, (v) the dilution due to share issuance, and (vii) the weighted average 2021E multiple based on the midpoints of the MDC and Stagwell Selected Publicly Traded Companies analysis multiple ranges.
Moelis calculated the standalone implied Selected Publicly Traded Companies analysis Equity Value of MDC and implied per share value of MDC using the midpoint of the 2021E EV / Adj. EBITDA multiple range of the MDC Selected Publicly Traded Companies analysis of 7.75x.
Moelis calculated the standalone implied Selected Publicly Traded Companies analysis Equity Value of the Stagwell Subject Entities using the midpoint of the 2021E EV / Adj. EBITDA multiple range of the Stagwell Selected Publicly Traded Companies analysis of 10.00x.

Moelis then compared the pro forma Equity Value of the Combined Company (assuming revenue synergies ranging from $0 to $150 million) that will be held by the holders of MDC Canada Common Shares at the closing of the Proposed Transactions to the midpoint Selected Publicly Traded Companies analysis Equity Value derived from its MDC stand-alone Selected Publicly Traded Companies analysis. This comparison yielded the following implied range for the Combined Company for the implied value creation in the Proposed Transactions for the pre-transaction holders of MDC Canada Common Shares:
Implied Per Share Value and Value Accretion
3% LT Growth Case
Pro Forma Combined Company Equity Value	$5.87 – $6.76
Value Accretion (%), compared to Standalone midpoint 2021E EV / Adj. EBITDA multiple of 7.75x ($4.24 per share)	39% – 60%
2% LT Growth Case
Pro Forma Combined Company Equity Value	$5.58 – $6.47
Value Accretion (%), compared to Standalone midpoint 2021E EV / Adj. EBITDA multiple of 7.75x ($3.26 per share)	71% – 98%
Other Information
Moelis also noted for the MDC Special Committee the following additional factors that were not considered part of Moelis’ financial analyses with respect to its opinion, but were referenced for informational purposes:
Selected Precedent Transactions Analysis
Moelis reviewed financial information for certain precedent transactions, where the target operates assets in advertising, marketing services, public relations and research and the minimum transaction value was $150 million. Selected precedent transactions analysis reflects implied Enterprise Value to Adj. EBITDA multiples paid in selected M&A transactions for companies with business characteristics similar to those of MDC and the Stagwell Subject Entities for purposes of Moelis’ analysis. Given the selected precedent transactions were completed prior to the COVID-19 pandemic, Moelis did not utilize the precedent transactions analysis for purposes of its opinion and provided this analysis for information purposes only.
There are no publicly available Wall Street research analysts’ reports for MDC after May 28, 2019.
Moelis also reviewed the historical closing trading prices for the MDC Canada Class A Common Shares during the 52-week period ended June 25, 2020, which reflected the unaffected low and high stock prices during such period of $1.01 and $3.43 per share. Moelis noted the unaffected closing share price of $1.15 as of June 25, 2020.
Miscellaneous
This summary of the analyses is not a complete description of Moelis’ opinion or the analyses underlying, and factors considered in connection with, Moelis’ opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’ opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses.
No company used in the analyses described above is identical to MDC or the Stagwell Subject Entities. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither MDC nor Moelis or any other person assumes responsibility if future results are materially different from those forecast.
MDC has not instructed Moelis to prepare, and Moelis has not prepared, a formal valuation of MDC, the Stagwell Subject Entities or any of their respective securities or assets, and Moelis’s fairness opinion should not be construed as such.
Except as described in this summary, MDC and the MDC Special Committee imposed no other instructions or limitations on Moelis with respect to the investigations made or procedures followed by Moelis in rendering its opinion. The Post-Transaction Ownership Percentage was determined through arms’ length negotiations between the MDC Special Committee, on the one hand, and Stagwell, on the other, and was approved by the MDC Board (other than Mark Penn, Charlene Barshefsky and Bradley Gross who each abstained from voting on, or participating in any deliberations of the MDC Board with respect to the Proposed Transactions). Moelis did not recommend any specific consideration to MDC or the MDC Special Committee, or that any specific amount or type of consideration constituted the only appropriate consideration for the Proposed Transactions.
Moelis’s affiliates, employees, officers and partners may at any time own securities (long or short) of MDC or their respective affiliates. Neither Moelis nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of MDC, Stagwell or any other interested party (as such term is defined in Multilateral instrument 61-101 — Protection of Minority Security Holders in Special Transactions) or any of their respective associates or affiliates (collectively, the “Interested Parties”). Neither Moelis nor any of its affiliated entities is an advisor to any of the Interested Parties with respect to the Proposed Transactions, other than the MDC Special Committee.
Moelis has not been engaged to provide any financial advisory or other investment banking services to MDC, Stagwell or any other Interested Parties, aside from the fees described herein in connection with the Proposed Transactions, in the two years preceding the date of its opinion; provided that Moelis has acted in the following capacities during the two years preceding the date of its opinion: (i) Moelis is currently engaged as a sellside financial advisor to a company of which an affiliate of Goldman Sachs is a minority shareholder; (ii) Moelis is currently engaged as a financial advisor in connection with various potential transactions to a company of which an affiliate of Goldman Sachs is a minority shareholder; (iii) Moelis was engaged in April 2020 as financial advisor in connection with a potential restructuring of a company of which Goldman Sachs is a minority shareholder; (iv) Moelis was engaged in April 2020 as a financial advisor in connection with a restructuring of a company by the ad hoc group of secured creditors, of which an affiliate of Goldman Sachs is a member; (v) Moelis was engaged in March 2020 as a strategic advisor to a company of which an affiliate of Goldman Sachs is a financial sponsor; and (vi) Moelis was engaged in December 2019 as a sellside financial advisor to a company of which Goldman Sachs is a minority shareholder. There are no understandings, agreements or commitments between Moelis and any Interested Party with respect to any future business dealings. In the future, in the ordinary course of its business, Moelis may provide financial advisory or investment banking services to MDC or Stagwell or their affiliates and may receive compensation for such services.
The method of the MDC Special Committee in selecting Moelis as its financial advisor in connection with the Proposed Transactions is described in “The Proposed Transactions — Background of the Proposed Transactions” beginning on page 151 of this Proxy Statement/Prospectus.
The MDC Special Committee selected Moelis as its financial advisor in connection with the Proposed Transactions because Moelis has substantial experience in similar transactions and familiarity with MDC. Moelis is a leading global independent investment bank that provides innovative, unconflicted strategic advice to a diverse client base from geographic locations in the Americas, Europe, the Middle East, and Asia. Moelis assists its clients in achieving their strategic goals by offering comprehensive, globally integrated financial advisory services across all major industry sectors, including media and advertising. Moelis has advised on many transactions of this nature and has extensive experience preparing fairness opinions. The form and content of the Moelis fairness opinion was approved for release by a committee of managing directors and other professionals of Moelis, each of whom are experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.

Moelis was first in contact with the MDC Special Committee on June 25, 2020 with regard to acting as financial advisor to the MDC Special Committee in connection with the consideration of the Proposed Transactions. Moelis was formally engaged by the MDC Special Committee pursuant to an engagement letter dated July 13, 2020, which was subsequently amended on December 20, 2020 (as amended, the “Financial Advisor Engagement Letter”) and a separate engagement letter dated October 18, 2020 with respect to acting as consent solicitation agent in connection with the Consent Solicitation (the “Consent Solicitation Engagement Letter”). Under the terms of the Financial Advisory Engagement Letter, MDC has agreed to pay Moelis $12.0 million of fees in the aggregate for its services as financial advisor, $2.0 million of which was earned in connection with the delivery of its fairness opinion, and the remainder ($10.0 million) of which is contingent upon the completion of the Proposed Transactions. Under the terms of the Consent Solicitation Engagement Letter, MDC has agreed to pay Moelis a fixed fee of $3.0 million in connection with acting as solicitation agent for the Consent Solicitation. Under the terms of the Financial Advisor Engagement Letter and the Consent Solicitation Engagement Letter, MDC has agreed to pay Moelis aggregate fees of $15.0 million (assuming the Proposed Transactions are completed), $5 million of which has been paid to Moelis as of the date hereof. In addition, Moelis is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by MDC in certain circumstances.
Canaccord Genuity Opinion and Formal Valuation
The Canaccord Genuity Opinion and Formal Valuation was given as at December 21, 2020 and Canaccord Genuity has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Canaccord Genuity Opinion and Formal Valuation after the date thereof. Canaccord Genuity reserves the right to change, modify or withdraw the Canaccord Genuity Opinion and Formal Valuation in the event that there is a material change in any fact or matter affecting the Canaccord Genuity Opinion and Formal Valuation after the date thereof or if Canaccord Genuity learns that the information relied upon was inaccurate, incomplete or misleading in any material respect. The full text of the Canaccord Genuity Opinion and Formal Valuation describes, among other things, the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Canaccord Genuity Opinion and Formal Valuation. MDC Canada Shareholders are encouraged to read the Canaccord Genuity Opinion and Formal Valuation carefully in its entirety. The Canaccord Genuity Opinion and Formal Valuation is not intended to be, and does not constitute, a recommendation as to how any MDC Canada Shareholder should vote with respect to the Proposed Transactions or any other matter.
The Canaccord Genuity Opinion and Formal Valuation was provided for the sole use of the MDC Special Committee and the MDC Board and may not be used by any other person or relied upon by any other person other than the MDC Special Committee and the MDC Board, or used for any other purpose, without the express prior written consent of Canaccord Genuity. Canaccord Genuity are not legal, tax or accounting experts, had not been engaged to review any legal, tax or accounting aspects of the Stagwell Contributions or the Proposed Transactions and express no opinion concerning any legal, tax or accounting matters concerning the Stagwell Contributions or the Proposed Transactions. Without limiting the generality of the foregoing, Canaccord Genuity has not reviewed and is not opining upon the tax treatment under the Stagwell Contributions or the Proposed Transactions (including the Redomiciliation).
Fairness Opinion and Valuation Conclusion
On December 21, 2020, Canaccord Genuity rendered to the MDC Special Committee an oral formal valuation and fairness opinion, which was subsequently confirmed in writing by delivery of the Canaccord Genuity Opinion and Formal Valuation, that, as of December 21, 2020, and based upon and subject to the scope of review, assumptions, qualifications and limitations set out therein and such other matters as Canaccord Genuity considered relevant (i) the consideration to be paid by MDC for the Stagwell Subject Entities pursuant to the Transaction Agreement was fair, from a financial point of view, to the holders of MDC Canada Class A Common Shares (other than Mark Penn, Stagwell, Goldman Sachs and their affiliates), with such opinion assuming, among other items, the conversion of the MDC Canada Class B Common Shares into MDC Canada Class A Common Shares; (ii) the fair market value of the MDC Canada Class A Common Shares (assuming the conversion of the MDC Canada Class B Common Shares into MDC Canada Class A Common Shares) ranged from $4.70 to $7.40 per MDC Canada Class A Common Share; and (iii) the fair market value of the Stagwell Subject Entities ranged from $1.2 billion to $1.5 billion.

The following table summarizes the results of the Formal Valuation, as well as the implied pro forma ownership that results from such analyses:
($ Millions, Unless Otherwise Stated)	Low		High
MDC Canada Class A Common Shares (Fair Market Equity Value Range)	$358		$564
Stagwell Subject Entities (Fair Market Equity Value Range)	$1,200		$1,500
Implied Pro Forma Fair Market Equity Value Range	$1,558		$2,064
Implied Pro Forma Ownership – Holders of MDC Canada Class A Common Shares	23.0%		27.3%
Actual Pro Forma Ownership – Holders of MDC Canada Class A Common Shares		26.1%
Engagement of Canaccord Genuity
Canaccord Genuity was initially contacted by counsel to the MDC Special Committee regarding a potential advisory engagement in mid-October 2020. On November 6, 2020, Canaccord Genuity was formally engaged by the MDC Special Committee pursuant to the Canaccord Genuity Engagement Agreement to act as financial advisor to the MDC Special Committee in connection with the Stagwell Contributions, to provide an opinion as to the fairness to the holders of the MDC Canada Class A Common Shares (other than Mark Penn, Stagwell, Goldman Sachs and their affiliates), from a financial point of view, of the consideration to be paid by MDC for the Stagwell Subject Entities, and to prepare and deliver to the MDC Special Committee the Formal Valuation.
The terms of the Canaccord Genuity Engagement Agreement provide for the payment to Canaccord Genuity of: (i) a fee of $250,000, payable upon the earlier of (A) the delivery (whether orally or otherwise) by Canaccord Genuity to the MDC Special Committee of the draft Formal Valuation, and (B) November 20, 2020, (ii) a fee of $750,000, payable upon the delivery (whether orally or otherwise) by Canaccord Genuity to the MDC Special Committee of either the final Formal Valuation and/or Canaccord Genuity Opinion, and (iii) an additional fee of $250,000 for each such subsequently dated Formal Valuation or Canaccord Genuity Opinion.
Credentials and Independence of Canaccord Genuity
Canaccord Genuity is an independent investment bank which provides a full range of corporate finance, merger and acquisition, financial restructuring, sales and trading, and equity research services. Canaccord Genuity operates in North America, the United Kingdom, Europe, Asia, Australia and the Middle East.
None of Canaccord Genuity nor any of its affiliated entities (as such term is defined for the purposes of MI 61-101): (i) is an associated or affiliated entity or issuer insider (as such terms are defined for the purposes of MI 61-101) of MDC, Stagwell, Goldman Sachs or any of their respective associates or affiliates; (ii) is an adviser to an interested party (as such term is defined for the purposes of MI 61-101) in connection with the Stagwell Contributions or any of the Proposed Transactions (other than as provided for under the Canaccord Genuity Engagement Agreement and the Canaccord Genuity Opinion and Formal Valuation); (iii) is a manager or co-manager of a soliciting dealer group formed in respect of the Stagwell Contributions or any of the Proposed Transactions (or a member of such a group performing services beyond the customary soliciting dealer’s functions or receiving more than the per security or per security holder fees payable to the other members of the group); (iv) has compensation that depends, in whole or in part, on an agreement, arrangement or understanding that gives such party a financial incentive in respect of the conclusions reached in the Canaccord Genuity Opinion and Formal Valuation or the outcome of the Stagwell Contributions or the Proposed Transactions; (v) is an external auditor of an interested party; or (vi) has a material financial interest in the completion of the Stagwell Contributions or the Proposed Transactions.
Canaccord Genuity has not been engaged to provide any financial advisory services and has not acted as lead or co-lead manager on any offering of securities of MDC, Stagwell, Goldman Sachs or any of their respective insiders, affiliates or associates during the 24 months preceding the date on which Canaccord

Genuity was first contacted by the MDC Special Committee in respect of the Stagwell Contributions. There are no understandings, agreements or commitments between Canaccord Genuity and either MDC, Stagwell, Mark Penn, Goldman Sachs or any of their respective associates or affiliates with respect to any future business dealings. Canaccord Genuity may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for MDC, Stagwell, Mark Penn or Goldman Sachs or any of their respective associates or affiliates.
In addition, Canaccord Genuity and its affiliates act as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have long or short positions in the securities of MDC, Stagwell, Goldman Sachs or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it receives or may receive commission(s). As an investment dealer, Canaccord Genuity and its affiliates conduct research on securities and may, in the ordinary course of their business, provide research reports and investment advice to their clients on investment matters, including with respect to MDC, Stagwell, Goldman Sachs and their affiliates and/or the Proposed Transactions. In addition, Canaccord Genuity and its affiliates may, in the ordinary course of their business, provide other financial services to MDC, Stagwell, Mark Penn, Goldman Sachs or any of their respective associates or affiliates, including financial advisory, investment banking and capital market activities such as raising debt or equity capital.
Scope of Review and Assumptions and Limitations
The scope of review, matters considered, reviews undertaken and assumptions, limitations, restrictions and other qualifications of the Canaccord Genuity Opinion and Formal Valuation are set forth in the full text of the Canaccord Genuity Opinion and Formal Valuation attached to this Proxy Statement/Prospectus as Annex K. In particular, in connection with the Canaccord Genuity Opinion and Formal Valuation, Canaccord Genuity assumed the accuracy, completeness and fair representation of the financial and other information, data, documents, advice, opinions or representations, whether in written, electronic or oral form, obtained by it from public sources, senior management of MDC, senior management of Stagwell, and their respective consultants and advisors, including financial projections for Stagwell, provided by Stagwell’s management, for the fiscal years 2020 through 2025, ending December 31, respectively, and financial projections for MDC, provided by MDC’s management, for the fiscal years 2020 through 2025, ending December 31, respectively. Canaccord Genuity assumed that such information was reasonably prepared on a basis reflecting the best currently available public information and estimates, as well as good faith judgments of management of Stagwell and MDC, respectively, and Canaccord Genuity has relied upon such information in arriving at its opinion.
The Formal Valuation was based upon the methodologies and assumptions that Canaccord Genuity considered appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market values of each of the MDC Canada Class A Common Shares and the Stagwell Subject Entities. Fair market value of each of the MDC Canada Class A Common Shares and the Stagwell Subject Entities was analyzed on a going-concern basis. Fair market value of the MDC Canada Class A Common Shares was expressed on both a per share and total equity basis (both of which are calculated on a fully-diluted basis). Fair market value of the Stagwell Subject Entities was expressed on a total equity basis.
For purposes of the Formal Valuation, fair market value means the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act. In determining the fair market value of the MDC Canada Class A Common Shares, Canaccord Genuity assumed the conversion of all of the MDC Canada Class B Common Shares into MDC Canada Class A Common Shares and did not make any downward adjustment to the value of the MDC Canada Class A Common Shares to reflect the liquidity of the MDC Canada Class A Common Shares, the effect of either the Stagwell Contributions or the Proposed Transactions on the MDC Canada Class A Common Shares, or whether or not the MDC Canada Class A Common Shares formed part of a controlling interest. In determining the fair market value of the Stagwell Subject Entities, Canaccord Genuity did not make any downward adjustment to the value of the Stagwell Subject Entities to reflect the liquidity of the Stagwell Subject Entities, the effect of the Stagwell Contributions or the Proposed Transactions on the Stagwell Subject Entities, or whether or not the Stagwell

Subject Entities formed part of a controlling interest. Values determined on the foregoing basis represent “en-bloc” values, or values that an acquirer of either 100% of the MDC Canada Class A Common Shares or 100% of the Stagwell Subject Entities would be expected to pay in an open auction of MDC and the Stagwell Subject Entities, respectively.
Summary of Canaccord Genuity Valuation Methodologies and Analyses
Canaccord Genuity considered three principal methodologies in its approach to the Formal Valuation:
1.
Discounted cash flow analysis (“DCF Analysis”), which takes into account the amount, timing and relative certainty of projected, unlevered free cash flows expected to be generated by each of MDC and the Stagwell Subject Entities.

2.
Precedent transactions analysis (“Precedent Transactions Analysis”), including an analysis of multiples of EBITDA paid in acquisition transactions involving relevant public and private marketing and advertising entities.

3.
Comparable companies trading analysis (“Comparable Companies Analysis”), including an analysis of multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”). In order to calculate an en-bloc value, a control premium was applied to the results of the respective analyses.

With respect to two of the agencies within the Stagwell Subject Entities, and as it relates to Precedent Transactions Analysis and Comparable Companies Analysis, Canaccord Genuity applied a normalization adjustment to each period for the last-twelve month (“LTM”) and forecast periods; such adjustment was calculated, for each respective period, as the average of the current and prior period metric (i.e. EBITDA), minus the current period metric. Such normalization adjustment is intended to reduce the impact, either positively or negatively, from any year to year seasonalities in the performance of the Stagwell Subject Entities caused by the timing of political campaigns and the effects of whether or not the year in question was, or was not, an election year. For the DCF Analysis on the Stagwell Subject Entities, Canaccord Genuity only considered the normalization adjustment as it related to the terminal year.
In addition, Canaccord Genuity considered trading data for the MDC Canada Class A Common Shares, as well as the relative contribution of certain financial and capital structure metrics (both on a stand-alone basis and including synergies and associated one-time implementation costs required to realize such synergies) from each of MDC and the Stagwell Subject Entities to the pro forma entity (including revenue, EBITDA, and capital structure). Canaccord Genuity did not rely upon either the trading data or relative contribution analyses approaches in determining the value of either the MDC Canada Class A Common Shares or the Stagwell Subject Entities.
Discounted Cash Flow Analysis
The DCF Analysis approach requires that certain assumptions be made regarding, among other things, future cash flows, discount rates and terminal values. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used in establishing a range of values. As it applies to each of MDC and the Stagwell Subject Entities, Canaccord Genuity used a 5-year forecast covering the period from January 1, 2021 to December 31, 2025. In each case, a terminal value was derived, and the after-tax amount of such terminal value, in addition to the applicable after-tax cash flows from January 1, 2021 to December 31, 2025, were discounted at appropriate discount rates to calculate net present values. In each case, no specific contribution was assumed from future acquisitions or divestitures, except as a result of contractual obligations pursuant to agreements already entered into by each of MDC and Stagwell, respectively.
Precedent Transactions Analysis
Canaccord Genuity reviewed the publicly-available information for a number of transactions involving marketing and advertising companies. For the purposes of its analysis, Canaccord Genuity determined that the precedent transactions, as set forth below, were the most comparable to both MDC and the Stagwell Subject Entities but noted that each of the precedent transactions were: (i) unique in terms of size, geography, relative timing in the market and economic cycle, market position, business mix and risks, opportunities for growth, profitability and margin profile, tax attributes, and global sentiment; and (ii) reflective of the strategic rationale of each of the acquirer and target, respectively, as well as their respective views on potential synergies. Canaccord Genuity considered, in each of its valuation of MDC (“MDC Valuation”) and valuation of the Stagwell Subject Entities (“Stagwell Valuation”), respectively, multiples of Total Enterprise Value (“TEV”) / EBITDA for the LTM period. In addition, Canaccord Genuity also considered and reviewed premiums to various unaffected trading prices, but relied primarily upon such analysis as an input into the range of premiums applied in its Comparable Companies Analysis approach to arrive at en-bloc values. The prices paid in precedent transactions reflect en-bloc value, as they represent transactions for 100% of the outstanding equity of the target entities. The implied multiples from such transactions also reflect an implicit value for synergies.
The following table illustrates the multiples of EBITDA and the premia to various unaffected trading prices at which the transactions involving marketing and advertising entities which were reviewed by Canaccord Genuity in connection with its analysis were completed.
						Price / Unaffected
Announce Date	Target	Acquiror	Enterprise Value ($ Millions)	TEV / LTM EBITDA	LTM EBITDA Margin	Last Close	10-Day VWAP	30-Day VWAP
Mar-20	Huntsworth	Clayton, Dubilier & Rice	$671	10.8x	18.3%	50.0%	36.6%	42.6%
Oct-19	Firewood Marketing Inc.	S4 Capital	$150	13.2x	n/a	n/a	n/a	n/a
Jul-19	Wellcom Worldwide	INNOCEAN Worldwide, Inc.	$182	9.6x	17.3%	n/a	n/a	n/a
Jul-19	Kantar	Bain Capital	$3,976	8.2x	14.9%	n/a	n/a	n/a
Apr-19	Epsilon Data Management	Publicis Groupe	$4,400	9.1x	22.3%	n/a	n/a	n/a
Apr-19	Droga5	Accenture	$472	12.0x	23.2%	n/a	n/a	n/a
Dec-18	MightyHive	S4 Capital	$150	13.5x	27.3%	n/a	n/a	n/a
Jul-18	MediaMonks	S4 Capital	$352	18.3x	17.5%	n/a	n/a	n/a
Jul-18	Acxiom	IPG	$2,300	13.9x	25.2%	n/a	n/a	n/a
Jul-18	Giant Creative Strategy	Huntsworth PLC	$80	11.4x	21.9%	n/a	n/a	n/a
Apr-18	Instrument	MDC Partners	$70	9.4x	n/a	n/a	n/a	n/a
Oct-17	Asatsu-DK	Bain Capital	$1,196	13.0x	2.9%	15.5%	17.0%	21.4%
May-17	Havas	Vivendi SA	$4,090	9.8x	16.9%	9.2%	9.1%	9.2%
Sep-16	Penton Media, Inc.	Informa PLC	$1,560	11.1x	n/a	n/a	n/a	n/a
Jul-15	Chime Communications	Providence – WPP Consortium	$695	12.9x	9.2%	33.9%	35.7%	37.6%
Dec-14	Vision7	BlueFocus Communications	$180	9.0x	17.5%	n/a	n/a	n/a
Nov-14	Sapient	Publicis Groupe	$3,385	16.1x	15.2%	44.3%	58.6%	67.0%
Sep-14	Conversant	Alliance Data Systems	$2,285	10.6x	36.3%	31.0%	22.3%	32.5%
May-13	Acquity Group	Accenture Holdings	$283	12.4x	16.3%	118.1%	109.7%	99.3%
Dec-12	Arbitron	Nielson Holdings	$1,335	10.2x	29.4%	26.2%	26.5%	30.5%
Sep-12	LBi	Publicis Groupe	$567	11.9x	16.5%	n/a	n/a	n/a
Jul-12	Aegis	Dentsu	$5,084	12.0x	22.6%	48.0%	46.4%	50.1%
As highlighted by Canaccord Genuity, given that each of the precedent transactions were: (i) unique in terms of size, geography, relative timing in the market and economic cycle, market position, business mix and risks, opportunities for growth, profitability and margin profile, tax attributes, and global sentiment; and (ii) reflective of the strategic rationale of each of the acquirer and target, respectively, as well as their respective views on potential synergies, Canaccord Genuity did not rely on the Precedent Transactions Analysis approach in determining the value of either the MDC Canada Class A Common Shares or the Stagwell Subject Entities.

Comparable Companies Analysis
Comparable companies trading analysis is a relative valuation analysis that evaluates the value of a company or asset using the trading and financial metrics of other publicly-traded companies or assets which have been determined to have similar characteristics. Canaccord Genuity believes that the set of comparable companies is the same for each of MDC and the Stagwell Subject Entities. Canaccord Genuity considered, in each of the MDC Valuation and Stagwell Valuation, respectively, multiples of TEV / EBITDA for the periods: (i) LTM; (ii) 2020E; (iii) 2021E; and (iv) 2022E. For the LTM period, Canaccord Genuity relied upon publicly-available information for each of the comparable companies within the set.
In order to determine an en-bloc value for each of the MDC Canada Class A Common Shares and the Stagwell Subject Entities for purposes of the Comparable Companies Analysis, Canaccord Genuity applied a control premium to each of the results, respectively. The value that an arms-length acquirer would be expected to pay for synergies was assumed to be a component of the control premium. Separately, Canaccord Genuity also reviewed multiples of TEV / EBITDA, inclusive of expected synergies and associated one-time implementation costs required to realize such synergies, but exclusive of a control premium. In addition, for each of the analyses above, Canaccord Genuity considered the potential net present value of available tax attributes applicable to each of MDC and the Stagwell Subject Entities, respectively.
In applying the Comparable Companies Analysis valuation approach to each of the MDC Canada Class A Common Shares and the Stagwell Subject Entities, Canaccord Genuity reviewed the public market trading multiples of selected marketing and advertising companies (“Comps”). Canaccord Genuity considered a broad set of global Comps. Ultimately, the relevant universe of Comps was limited to the firms most directly comparable to MDC and Stagwell , and such universe was further bifurcated by Canaccord Genuity into two categories based on a number of factors, including size, growth prospects, margin profile, geographical focus, and business mix/model, among other considerations. The following is a summary of the comparable companies which Canaccord Genuity identified as being relevant to MDC and Stagwell:
1.
Direct Comps include: Omnicom Group Inc.; WPP plc; Publicis Groupe S.A.; The Interpublic Group of Companies, Inc.; and Dentsu Inc.

2.
Adjacent Comps include: S4 Capital Plc; Next Fifteen Communications Group Plc; and Enero Group Limited

In deriving appropriate TEV / EBITDA multiples for each of MDC and the Stagwell Subject Entities for the periods LTM, 2020E, 2021E, and 2022E, Canaccord Genuity considered the relative size, growth prospects, margin profile, geographical focus, business mix/model, and leverage of the universe of comparable companies.
In addition, market trading prices generally do not reflect en-bloc values. As such, to adjust for en-bloc value, Canaccord Genuity considered and reviewed take-out premiums paid in precedent transactions involving (i) marketing and advertising companies, and (ii) companies listed on the NASDAQ over a nearly 10 year- period, from January 1, 2011 to December 21, 2020. For the purposes of this analysis, premium was defined as the amount, in percentage terms, by which prices paid per share, for each of the target companies within the relevant list of precedent transactions, exceeded the trading price of such target companies prior to their respective transaction announcement dates. Based on this analysis, Canaccord Genuity applied a 30% – 35% premium to the value ranges determined using the Comparable Companies Analysis approach.
Canaccord Genuity reviewed its analysis from the perspective of whether a Comparable Companies Analysis approach might exceed values derived under the DCF Analysis approach. Canaccord Genuity concluded that values derived under the Comparable Companies Analysis approach did not exceed values derived under the DCF Analysis approach. Given the foregoing, Canaccord Genuity did not rely on the Comparable Companies Analysis approach in determining the value of either the MDC Canada Class A Common Shares or the Stagwell Subject Entities.
Summary of the MDC Valuation
Discounted Cash Flow Analysis
The DCF Analysis approach took into account the amount, timing and relative certainty of projected, unlevered free cash flows expected to be generated by MDC. Canaccord Genuity was provided with the MDC

Management Forecasts, which were based upon differing assumptions surrounding how quickly MDC’s top-line revenue would return to its pre-COVID-19 levels. Under the MDC 2-Year Recovery Forecast, revenue is expected to return to its pre-COVID-19 level by year-ended December 31, 2022. Under the MDC 3-Year Recovery Forecast, revenue is expected to return to its pre-COVID-19 level by year-ended December 31, 2023. Both sets of forecasts were identical for the year-ended December 31, 2020. As a basis for the development of projected future unlevered cash flows for MDC, Canaccord Genuity reviewed the MDC Management Forecasts, as well as other information provided by, and discussions with, both MDC management and Stagwell management. For purposes of the DCF Analysis, Canaccord Genuity developed its own 5-year base case forecast covering the period from January 1, 2021 to December 31, 2025 (“MDC Base Case”), which was formed independently with the benefit of understanding the assumptions behind the MDC Management Forecasts, as well as other information provided by, and discussions with, both MDC management and Stagwell management.
The major assumptions for the MDC Base Case are outlined below:
Revenue:   Due to the global COVID-19 pandemic, MDC’s revenue is expected to decline from $1,416 million for the year-ended December 31, 2019, to a projected $1,170 million for the year-ended December 31, 2020, based on the MDC Management Forecasts. In developing the MDC Base Case, Canaccord Genuity accepted the revenue for the year-ended December 31, 2020 included in each of the MDC Management Forecasts. For the years-ended December 31, 2021 to December 31, 2025, based upon discussions with both MDC management and Stagwell management, as well as an analysis of the timeframe upon which MDC’s direct competitors are expected to recover to their respective pre-COVID-19 revenue levels, Canaccord Genuity relied upon the MDC 3-Year Recovery Forecast. As such, the compound annual growth rate (“CAGR”) for revenue for the period 2025E / 2020E was 4.8% under the MDC Base Case, versus 5.5% under the MDC 2-Year Recovery Forecast and 4.8% under the MDC 3-Year Recovery Forecast.
Adjusted EBITDA Margin:   As a result of declining revenues due to the global COVID-19 pandemic, Canaccord Genuity understood that MDC management implemented several cost-cutting initiatives throughout year-to-date 2020, resulting in a favorable impact to MDC’s adjusted EBITDA margin, as compared to historical periods. In developing the MDC Base Case, for the years-ended December 31, 2021 and December 31, 2022, based upon MDC’s successful cost-cutting initiatives in 2020 and discussions with both MDC management and Stagwell management, Canaccord Genuity relied upon the MDC 2-Year Recovery Forecast as it relates to MDC’s adjusted EBITDA margin; however, for the years-ended December 31, 2023 to December 31, 2025, Canaccord Genuity modified MDC’s adjusted EBITDA margin by assuming a constant margin from the year-ended December 31, 2022 onwards. The CAGR for Adjusted EBITDA for the period 2025E / 2020E was 5.2% under the MDC Base Case, 7.2% under the MDC 2-Year Recovery Forecast and 5.2% under the MDC 3-Year Recovery Forecast.
Depreciation & Amortization:   Based upon discussions with MDC management, Canaccord Genuity relied upon the underlying assumptions for depreciation that were included in the MDC Management Forecasts; however, Canaccord Genuity considered amortization separately, as part of the tax attributes described below.
Cash Taxes:   Canaccord Genuity utilized a tax rate of 27.8% throughout the forecast period in the MDC Base Case. Canaccord Genuity considered MDC’s projected net operating loss carryforward (“NOLs”) balance of $82.2 million as at December 31, 2020, separately, as part of the tax attributes described below.

Cash & Cash Equivalents:   For purposes of the DCF Analysis, Canaccord Genuity used the balance for cash and cash equivalents projected as at December 31, 2020, being $81.7 million based on the MDC Management Forecasts.
6.50% Senior Notes:   For purposes of the DCF Analysis, Canaccord Genuity used the principal balance of the Senior Notes, being $870.3 million.
Preference Shares:   The MDC Canada Series 4 Shares and MDC Canada Series 6 Shares are currently outstanding. Each of the MDC Canada Series 4 Shares and the MDC Canada Series 6 Shares accrete at 8.0% per annum, compounded quarterly, until the 5-year anniversary of their issue dates, respectively. For purposes of the DCF Analysis, Canaccord Genuity used the total accreted liquidation preference value for both the MDC Canada Series 4 Shares and MDC Canada Series 6 Shares, projected as at December 31, 2020, being $186.5 million based on the MDC Management Forecasts.
Fully-Diluted Shares Outstanding:   For purposes of the DCF Analysis, based upon discussions with MDC management, Canaccord Genuity adjusted the current number of outstanding MDC Canada Class A Common Shares (on a fully-diluted basis, and assuming the conversion of the MDC Canada Class B Common Shares into MDC Canada Class A Common Shares) to be the projected amount outstanding, as at December 31, 2020, by adding approximately 2.9 million MDC Canada Class A Common Shares which are expected to be issued in connection with deferred acquisition payments and restricted stock unit awards, net of expected forfeitures.
Terminal Year:   For purposes of the DCF Analysis, Canaccord Genuity relied upon terminal year cash flows which were based upon 2025E projections. Canaccord Genuity adjusted the terminal year depreciation to equal terminal year capital expenditures. In addition, MDC’s obligations pursuant to their deferred acquisition consideration (“DAC”) and other deferred payments in connection with mergers and acquisitions would be fulfilled by year-end December 31, 2025 and, as such, Canaccord Genuity did not include the effects of such payments in the terminal year.
The following is a summary of the unlevered free cash flow projections for the MDC Base Case, excluding synergies and the impact associated with tax attributes:
($ Millions, Unless Otherwise Stated)	2021E	2022E	2023E	2024E	2025E	Terminal Year	21E – 25E CAGR
Revenue	$1,264	$1,339	$1,420	$1,448	$1,477	$1,477	4.0%
Adjusted EBITDA	$198	$210	$223	$227	$232	$232	4.0%
Adjusted EBITDA Margin	15.7%	15.7%	15.7%	15.7%	15.7%	15.7%
Less: Depreciation	($25)	($23)	($22)	($22)	($21)	($20)
EBIT	$174	$187	$201	$206	$211	$212	5.0%
Less: Other (Expenses) / Income	($7)	($7)	($7)	($8)	($8)	($8)
Adjusted Profit Before Tax	$167	$180	$194	$198	$203	$204	5.0%
Less: Taxes	($46)	($50)	($54)	($55)	($56)	($57)
Unlevered Net Income	$121	$130	$140	$143	$146	$147	5.0%
Add: Depreciation	$25	$23	$22	$22	$21	$20
Less: Changes in NWC	$0	($1)	$0	$0	$0	$0
Less: Capital Expenditures	($18)	($19)	($20)	($20)	($20)	($20)
Less: DAC / M&A Payments	($57)	($53)	($46)	($18)	($20)	—
Less: Distributions to NCI	($18)	($11)	($3)	($3)	($3)	($3)
Less: Other (Expenses) Income	$0	($7)	($7)	($8)	($8)	($8)
Unlevered Free Cash Flow	$53	$61	$87	$116	$117	$136	22.0%
Discount Rates
Canaccord Genuity selected a range of discount rates, from 10.0% to 11.0%, to apply to the projected unlevered free cash flows in the MDC Base Case. Canaccord Genuity believes that this range of discount rates reflected (i) the risk inherent in MDC based on current market conditions and the competitive environment, and (ii) ranges used by financial and industry participants in evaluating assets of this nature.
Terminal Value
The terminal year unlevered free cash flow was derived on the basis of the assumptions highlighted by Canaccord Genuity herein. A terminal value was calculated using a discount rate range of 10.0% to 11.0%, and a perpetual growth rate range of 0.50% to 1.00%. These discount rate ranges and perpetual growth rate ranges were selected based on (i) Canaccord Genuity’s assessment of the risks and growth prospects for MDC, beyond the terminal year, (ii) the long-term outlook for both the North American and global marketing and advertising industries, beyond the terminal year, and (iii) other current market parameters that Canaccord Genuity considered relevant.
Summary of Discounted Cash Flow Analysis
The following table summarizes the results of the DCF Analysis for the MDC Valuation, assuming a discount rate range of 10.0% to 11.0%, and a perpetual growth rate range of 0.50% to 1.00%, under the MDC Base Case:
($ Millions, Other Than Per Share Values)	Low	High
Enterprise Value	$1,135	$1,323
Add: Cash & Cash Equivalents	$82	$82
Less: 6.50% Senior Notes (Face Value)	($870)	($870)
Less: Preference Shares (Liquidation Value)	($186)	($186)
Equity Value	$160	$348
MDC Canada Class A Common Shares (Fully-Diluted, Millions)	76.2	76.2
Equity Value Per MDC Canada Class A Common Share	$2.10	$4.57
Synergies
Canaccord Genuity considered whether there would be any material benefit and corresponding value that would accrue to the MDC Canada Class A Common Shares as a consequence of, and after giving effect to, the Stagwell Contributions (and calculated on a fully-diluted basis, but without giving effect to any conversion of either the MDC Canada Series 4 Shares or the MDC Canada Series 6 Shares). Based upon discussions with each of MDC management and Stagwell management, Canaccord Genuity determined that a material amount of synergies would be available through a reduction of general & administrative (“G&A”) and certain other expenses.
Cost Synergies:   Canaccord Genuity relied upon the consensus views from both MDC management and Stagwell management as it relates to potential cost synergies. As such, Canaccord Genuity relied upon and assumed $29.9 million of annual, run-rate cost synergies (being achieved over a 36-month period), as well as $23.9 million of associated one-time implementation costs required to realize such synergies.
Revenue Synergies:   Potential revenue synergies were discussed with each of MDC management and Stagwell management and considered by Canaccord Genuity, but ultimately did not form part of Canaccord Genuity’s analysis given the inherent uncertainty surrounding quantum, timing, achievability, and the impact on earnings of such synergies.
Canaccord Genuity estimated that a third-party purchaser would pay for 50% of such savings in an open and unrestricted market and, as such, Canaccord Genuity included 50% of such value related to cost synergies for the MDC Canada Class A Common Shares.

The following table summarizes the results of the synergy analysis, as it applies to the MDC Canada Class A Common Shares, assuming a discount rate range of 10.0% to 11.0%:
($ Millions, Other Than Per Share Values)	Low	High
Equity Value	$86	$95
MDC Canada Class A Common Shares (Fully-Diluted, Millions)	76.2	76.2
Equity Value Per MDC Canada Class A Common Share	$1.12	$1.25
Tax Attributes
Canaccord Genuity determined the net present value of MDC’s tax attributes separately from the operating cash flows in its DCF Analysis. MDC management estimates that MDC’s projected NOLs balance of $82.2 million as at December 31, 2020 will be used in the normal course. In addition, MDC management estimates that MDC will be able to use, in the normal course, $648 million of cumulative tax attributes related to the amortization of intangibles over the period from January 1, 2021 to December 31, 2040. Based upon discussions with MDC management, Canaccord Genuity relied upon MDC management’s assumption that only 80% of its total profit before taxes in any given year would be available to be shielded from taxes.
Canaccord Genuity selected a range of discount rates, from 12.0% to 14.0%, to apply to the projected levered free cash flows in the MDC Base Case. To estimate the potential net present value related to tax attributes, Canaccord Genuity used discount rates which represent the cost of equity, and applied such rates to the estimated cash savings.
Given the relative certainty of realization of such incorporated savings, Canaccord Genuity included 100% of such net present value related to tax attributes for the MDC Canada Class A Common Shares.
The following table summarizes the results of the tax attributes analysis, as it applies to the MDC Canada Class A Common Shares, assuming a discount rate range of 12.0% to 14.0%:
($ Millions, Other Than Per Share Values)	Low	High
Equity Value	$113	$120
MDC Canada Class A Common Shares (Fully-Diluted, Millions)	76.2	76.2
Equity Value Per MDC Canada Class A Common Share	$1.48	$1.58
Summary of Analyses
The following table summarizes the results of Canaccord Genuity’s analyses as it applies to the MDC Canada Class A Common Shares:
($ Millions, Other Than Per Share Values)	Low	High
DCF Analysis	$2.10	$4.57
Synergy Analysis	$1.12	$1.25
Tax Attributes Analysis	$1.48	$1.58
Equity Value (As Calculated)	$4.70	$7.40
Equity Value (Selected Range)	$4.70	$7.40
MDC Canada Class A Common Shares (Fully-Diluted, Millions)	76.2	76.2
Equity Value (Total)	$358	$564
Summary of the Stagwell Valuation
Discounted Cash Flow Analysis
The DCF Analysis approach took into account the amount, timing and relative certainty of projected, unlevered free cash flows expected to be generated by the Stagwell Subject Entities. Canaccord Genuity was

provided with the Stagwell Management Forecast. As a basis for the development of projected future unlevered cash flows for the Stagwell Subject Entities, Canaccord Genuity reviewed the Stagwell Management Forecast, as well as other information provided by, and discussions with, both Stagwell management and MDC management. For purposes of the DCF Analysis, Canaccord Genuity developed its own 5-year base case forecast covering the period from January 1, 2021 to December 31, 2025 (“Stagwell Base Case”), which was formed independently with the benefit of understanding the assumptions behind the Stagwell Management Forecast, as well as other information provided by, and discussions with, both Stagwell management and MDC management.
The major assumptions for the Stagwell Base Case are outlined below.
Revenue:   While the majority of the agencies comprising the Stagwell Subject Entities are not subject to recurring seasonal (on an annual basis) fluctuations, two of such agencies within the Marketing Communications segment, Targeted Victory and SKDK (together, the “Seasonal Agencies”), are subject to such seasonal fluctuations. The operations of the Seasonal Agencies differ materially from year to year as a result of the timing of political campaigns and the effects of whether or not the year in question is, or is not, an election year. As such, despite the global COVID-19 pandemic having a negative effect on Stagwell’s Content & Media segment, its Marketing Communications segment experienced an increase in revenues as a result of the 2020 United States federal election. In addition, Stagwell completed a number of acquisitions during the year-ended December 31, 2020. Accordingly, based on the Stagwell Management Forecast, revenue is forecast to increase from $618 million for the year-ended December 31, 2019, to a projected $649 million for the year-ended December 31, 2020. In developing the Stagwell Base Case, Canaccord Genuity accepted the Stagwell Management Forecast for revenue for the year-ended December 31, 2020. In developing the Stagwell Base Case, for the years-ended December 31, 2021 to December 31, 2025, based upon discussions with both Stagwell management and MDC management, as well as the long-term outlook for both the North American and global marketing and advertising industries (both as a whole and as it relates specifically to digital marketing and advertising), Canaccord Genuity adjusted the Stagwell Management Forecast downwards, resulting in a 2025E / 2020E CAGR for revenue of 6.5% under the Stagwell Base Case, versus 9.5% under the Stagwell Management Forecast.
Adjusted EBITDA Margin:   As a result of the global COVID-19 pandemic, Canaccord Genuity understands that Stagwell management implemented several cost-cutting initiatives throughout year-to-date 2020, which, when combined with the increase in revenues from its Seasonal Agencies and acquisitions, outweighed the reduced EBITDA and corresponding margins experienced in its Content & Media segment, resulting in a favorable impact to Stagwell’s adjusted EBITDA margin, as compared to historical periods. In developing the Stagwell Base Case, for the years-ended December 31, 2021 to December 31, 2025, based upon the above, as well as discussions with both Stagwell management and MDC management, and the long-term outlook for both the North American and global marketing and advertising industries (both as a whole and as it relates specifically to digital marketing and advertising), Canaccord Genuity adjusted the Stagwell Management Forecast downwards, resulting in a 2025E / 2020E CAGR for Adjusted EBITDA of 4.5% under the Stagwell Base Case, versus 7.2% under the Stagwell Management Forecast.
Depreciation & Amortization:   Based upon discussions with Stagwell management, Canaccord Genuity relied upon the underlying assumptions for depreciation that were included in the Stagwell Management Forecast; however, Canaccord Genuity considered amortization separately, as part of the tax attributes described below.
Cash Taxes:   Canaccord Genuity utilized a tax rate of 27.8% throughout the forecast period in the Stagwell Base Case. Canaccord Genuity considered the Stagwell Subject Entities’ projected NOLs balance of $27.3 million as at December 31, 2020, separately, as part of the tax attributes described below.
Cash & Cash Equivalents, Bank Debt, Term Loan, and Other Debt & Liabilities:   For purposes of the DCF Analysis, Canaccord Genuity used the balances for cash & cash equivalents, bank debt, term loan, and other debt & liabilities, projected as at December 31, 2020, based on discussions with Stagwell management, MDC management, and a review of the Draft QoE Report.
Terminal Year:   For purposes of the DCF Analysis, Canaccord Genuity relied upon terminal year cash flows which were based upon 2025E projections. Canaccord Genuity adjusted the following terminal year metrics to normalize for the effects of the Seasonal Agencies: Revenue, Adjusted EBITDA, and Distributions

to Non- Controlling Interests (“NCI”). Such normalization adjustment was intended to reduce the impact, either positive or negative, from any year to year irregularities in the expected performance of the Stagwell Subject Entities caused by timing of political campaigns and the effects of whether or not the year in question is, or is not, an election year. Canaccord Genuity adjusted the terminal year depreciation to equal terminal year capital expenditures. In addition, given the fluctuations in non-cash working capital requirements as a result of the Seasonal Agencies, Canaccord Genuity did not assume any changes in non-cash working capital requirements for the terminal year.
The following is a summary of the unlevered free cash flow projections for the Stagwell Base Case, excluding synergies and the impact associated with tax attributes:
($ Millions, Unless Otherwise Stated)	2021E	2022E	2023E	2024E	2025E	Terminal Year	21E – 25E CAGR
Revenue	$678	$794	$782	$912	$888	$926	7.0%
Adjusted EBITDA	$125	$175	$149	$205	$172	$194	8.2%
Adjusted EBITDA Margin	18.5%	22.0%	19.1%	22.5%	19.3%	20.9%
Less: Depreciation	($16)	($18)	($18)	($21)	($21)	($21)
EBIT	$110	$156	$131	$184	$151	$173	8.4%
Less: Other (Expenses) / Income	$1	$1	$1	$1	$1	$1
Adjusted Profit Before Tax	$110	$157	$132	$184	$152	$174	8.3%
Less: Taxes	($31)	($44)	($37)	($51)	($42)	($48)
Unlevered Net Income	$80	$113	$95	$133	$110	$125	8.3%
Add: Depreciation	$16	$18	$18	$21	$21	$21
Less: Changes in NWC	($1)	($4)	$5	($3)	$7	—
Less: Capital Expenditures	($16)	($18)	($18)	($21)	($21)	($21)
Less: DAC / M&A Payments	($11)	($7)	($4)	($11)	—	—
Less: Distributions to NCI	($3)	($11)	($5)	($15)	($8)	($12)
Unlevered Free Cash Flow	$64	$91	$90	$104	$109	$113	14.0%
Discount Rates
Canaccord Genuity selected a range of discount rates, from 8.0% to 9.0%, to apply to the projected unlevered free cash flows in the Stagwell Base Case. Canaccord Genuity believes that this range of discount rates reflects (i) the risk inherent in the Stagwell Subject Entities based on current market conditions and the competitive environment, and (ii) ranges used by financial and industry participants in evaluating assets of this nature.
Terminal Value
The terminal year unlevered free cash flow was derived on the basis of the assumptions highlighted by Canaccord Genuity herein. A terminal value was calculated using a discount rate range of 8.0% to 9.0%, and a perpetual growth rate range of 0.50% to 1.00%. These discount rate ranges and perpetual growth rate ranges were selected based on (i) Canaccord Genuity’s assessment of the risks and growth prospects for the Stagwell Subject Entities, beyond the terminal year, (ii) the long-term outlook for both the North American and global marketing and advertising industries (both as a whole and as it relates specifically to digital marketing and advertising), beyond the terminal year, and (iii) other current market parameters that Canaccord Genuity considered relevant.

Summary of Discounted Cash Flow Analysis
The following table summarizes the results of the DCF Analysis, assuming a discount rate range of 8.0% to 9.0%, and a perpetual growth rate range of 0.50% to 1.00%, under the Stagwell Base Case:
($ Millions, Unless Otherwise Stated)	Low	High
Enterprise Value	$1,275	$1,531
Add: Cash & Cash Equivalents	$71	$71
Less: Bank Debt	($218)	($218)
Less: Term Loan	($90)	($90)
Less: Other Debt & Liabilities	($18)	($18)
Equity Value	$1,019	$1,276
Synergies
Canaccord Genuity considered whether there would be any material benefit and corresponding value that would accrue to the owners of the Stagwell Subject Entities as a consequence of, and after giving effect to, the Stagwell Contributions. Based upon discussions with each of Stagwell management and MDC management, Canaccord Genuity determined that a material amount of synergies would be available through a reduction of G&A and certain other expenses.
Cost Synergies:   Canaccord Genuity relied upon the consensus views from both Stagwell management and MDC management as it related to potential cost synergies. As such, Canaccord Genuity relied upon and assumed $29.9 million of annual, run-rate cost synergies (being achieved over a 36-month period), as well as $23.9 million of associated one-time implementation costs required to realize such synergies.
Revenue Synergies:   Potential revenue synergies were discussed with each of Stagwell management and MDC management and considered by Canaccord Genuity, but ultimately did not form part of Canaccord Genuity’s analysis given the inherent uncertainty surrounding quantum, timing, achievability, and the impact on earnings of such synergies.
Canaccord Genuity estimated that a third-party seller would negotiate and receive credit for 50% of such savings in an open and unrestricted market and, as such, Canaccord Genuity included 50% of such value related to cost synergies for the Stagwell Subject Entities.
The following table summarizes the results of the synergy analysis, as it applies to the Stagwell Subject Entities, assuming a discount rate range of 8.0% to 9.0%:
($ Millions, Unless Otherwise Stated)	Low	High
Equity Value	$107	$122
Tax Attributes
Canaccord Genuity determined the net present value of the Stagwell Subject Entities’ tax attributes separately from the operating cash flows in its DCF Analysis. Stagwell management estimated that only $16.8 million of the Stagwell Subject Entities’ projected NOLs balance of $27.3 million as at December 31, 2020 will be used in the normal course, with the remaining $10.5 million subject to various limitations. As such, Canaccord Genuity did not attribute any value to the $10.5 million of NOLs which have various limitations on their use. In addition, Stagwell management estimated that Stagwell would be able to use, in the normal course, $325 million of cumulative tax attributes related to the amortization of U.S. intangibles over the period from January 1, 2021 to December 31, 2033. Based upon discussions with Stagwell management, Canaccord Genuity relied upon Stagwell management’s assumption that 95% of its total profit before taxes in any given year would be available to be shielded from U.S. taxes. Further, Stagwell management estimated that Stagwell would be able to use, in the normal course, $96 million of cumulative tax attributes related to the amortization of foreign intangibles over the period from January 1, 2021 to December 31, 2033. Based upon discussions with Stagwell management, Canaccord Genuity relied upon

Stagwell management’s assumption that only 5% of its total profit before taxes in any given year would be available to be shielded from foreign taxes.
Canaccord Genuity selected a range of discount rates, from 10.0% to 12.0%, to apply to the projected levered free cash flows in the Stagwell Base Case. To estimate the potential net present value related to tax attributes, Canaccord Genuity used discount rates which represent the cost of equity, and applied such rates to the estimated cash savings.
Given the relative certainty of realization of such incorporated savings, Canaccord Genuity included 100% of such net present value related to tax attributes for the Stagwell Subject Entities.
The following table summarizes the results of the tax attributes analysis, as it applies to the Stagwell Subject Entities, assuming a discount rate range of 10.0% to 12.0%:
($ Millions, Unless Otherwise Stated)	Low	High
Equity Value	$66	$72
Summary of Analyses
The following table summarizes the results of Canaccord Genuity’s analyses as it applies to the Stagwell Subject Entities:
($ Millions, Unless Otherwise Stated)	Low	High
DCF Analysis	$1,019	$1,276
Synergy Analysis	$107	$122
Tax Attributes Analysis	$66	$72
Equity Value (As Calculated)	$1,193	$1,470
Equity Value (Selected Range)	$1,200	$1,500
Risks of the Proposed Transactions
In the course of their deliberations, the MDC Special Committee, in consultation with MDC Canada management and after considering information provided to management by our legal and tax advisors, also considered a variety of risks (as described in greater detail under the heading “Risk Factors”) and other potentially negative factors relating to the Proposed Transactions, including the following:
•
The Proposed Transactions may result in material Canadian federal income tax (including material Canadian “emigration tax”) and/or material U.S. federal income tax for New MDC, the Company or the Combined Company (including in the future, as a result of, among other things, the Combined Company becoming a U.S. taxpayer and New MDC’s investment in OpCo). For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”.

•
The potential corporate tax cost of the Proposed Transactions (and in particular, the Redomiciliation, which is directly related to the valuation of the Company’s assets at the time of the Redomiciliation), and the risk that such valuation of the Company may be subject to audit risk, resulting in additional tax costs.

•
The Company may fail to realize the perceived benefits of the Proposed Transactions or its business may be impacted by the uncertainty associated with the Proposed Transactions.

•
U.S. governed companies incur greater risk of class action shareholder litigation as compared to Canadian governed companies.

•
The Proposed Transactions are conditional upon obtaining the Required Shareholder Approvals, the decision of the Minister of Canadian Heritage under the Investment Canada Act that he is satisfied that the Proposed Transactions are likely to be of net benefit to Canada for purposes of the Investment Canada Act, and approval under the HSR Act, and these approvals may not be obtained. Further, the MDC Board retains the discretion to proceed, or not to proceed, with the Proposed Transactions for any reason, including if a material number of MDC Canada Shareholders exercise their Dissent Rights; MDC Canada Shareholders bring suit against the Company in connection with the Proposed Transactions or any disclosure with respect thereto; or if the tax cost is greater than anticipated.
•
If the IRS does not agree with the Company’s determination of the “all earnings and profits amount” attributable to the MDC Canada Shares, certain MDC Canada Shareholders may owe a higher than anticipated amount of U.S. federal income taxes as a result of the Proposed Transactions.

•
Completion of the Proposed Transactions (in particular, the Redomiciliation) may affect the timing of audit or reassessments by tax authorities.

•
The Company will allocate time and resources to effecting the Proposed Transactions and incur non-recurring costs related to the Proposed Transactions and there is no guarantee that the Proposed Transactions will be approved by MDC Canada Shareholders.

•
Unaudited pro forma financial information (such as the information included in this Proxy Statement/Prospectus) is illustrative in nature and may not be indicative of the results of operations or financial condition of the Combined Company following the Proposed Transactions.

•
The Company may choose to defer or abandon the Proposed Transactions.

•
If the Proposed Transactions are effected, the Company will be exempt from certain requirements under Canadian securities laws for the protection of minority shareholders in conflict of interest transactions, which requirements would include obtaining disinterested shareholder approval and a formal valuation of the proposed transaction under Canadian securities laws.

•
Completion of the Proposed Transactions may trigger certain provisions in agreements to which the Company or Stagwell is a party which may have adverse business consequences.

The foregoing description of the information and factors considered by the MDC Special Committee includes the negative factors considered by them, but is not intended to be exhaustive and may not include all of the factors considered, and, in view of the number and complexity of factors considered by the MDC Special Committee, the MDC Special Committee did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors considered by them in making their recommendations (and individual members of the MDC Board may have given different weights to different factors). The MDC Special Committee reached its recommendation based on the totality of the information presented to, and considered by, it through its deliberations.
The foregoing discussion of the information and factors considered by the MDC Special Committee is forward-looking in nature. This information should be read in light of the factors set forth in the sections entitled “Information Contained in Proxy Statement/Prospectus”, “Cautionary Statement Regarding Forward-Looking Statements”, “The Proposed Transactions — MDC’s Reasons for the Proposed Transactions”, “The Proposed Transactions — Risks of the Proposed Transactions” and “Risk Factors”.
The MDC Board (other than Mark Penn, Charlene Barshefsky and Bradley Gross who each abstained from voting on, or participating in any deliberations of the MDC Board with respect to the Proposed Transactions) has considered both the potential advantages of the Proposed Transactions and the potential risks and has unanimously determined that the Proposed Transactions are in the best interests of the Company and the MDC Canada Shareholders.
Certain Unaudited Prospective Financial Information
While MDC periodically provides public guidance to investors regarding certain financial performance metrics, such guidance is typically limited to the then-current fiscal year, and MDC does not, as a matter of course, make public projections as to future sales, earnings, or other results for extended periods due to, among other reasons, the uncertainty, unpredictability, and subjectivity of the underlying assumptions and estimates. In connection with their evaluation of the Proposed Transactions, however, each of Stagwell and MDC prepared and supplied the other party and the MDC Special Committee, as well as JP Morgan, Moelis and Canaccord Genuity, with certain unaudited prospective financial information described herein, including certain estimates of the potential cost savings and other synergies that may be achieved by the Combined Company as a result of the Proposed Transactions, net of certain costs to achieve such cost savings and synergies, which are referred to as the net synergies estimates and are summarized in the section entitled “The Proposed Transactions — Certain Estimated Cost Synergies” beginning on page 199. The unaudited prospective financial information and net synergies estimates included in this Proxy Statement/Prospectus are being provided solely because they were among the financial information made available to the MDC Special Committee and to its financial advisors in connection with their respective analysis of the Proposed Transactions. Such projected financial information, however, should not be relied upon as being indicative of future results, and readers of this Proxy Statement/Prospectus are cautioned not to place undue reliance on such financial projections or the net synergies estimates. There can be no assurances that such financial projections or net synergies estimates will be realized, and actual results and synergies may differ materially from those included herein.
In connection with its consideration of the Proposed Transactions, management of Stagwell prepared certain financial projections described herein, including unaudited prospective financial information for Stagwell on a stand-alone basis, without giving effect to the Proposed Transactions, but including certain assumptions regarding future growth initiatives for Stagwell, which are referred to herein as the “Stagwell Management Forecast”. Stagwell management provided the Stagwell Management Forecast to MDC, Moelis and Canaccord Genuity in connection with the parties’ discussions relating to the Proposed Transactions and for Moelis’s and Canaccord Genuity’s use in connection with their respective financial analyses and fairness opinions. Stagwell also provided the Stagwell Management Forecast as well as the net synergies estimates to JP Morgan in connection with its evaluation of the Proposed Transactions. The Stagwell Management Forecast was developed based on the following key assumptions:
•
Performance projected on an individual agency level based on management’s judgment as well as the cyclical nature of certain assets

•
High single digit top-line growth over the projection period, largely driven by higher-growth digital transformation and political agencies

•
Low single digit margin expansion on a political average basis due to mix shift at an individual agency and Stagwell level, as well as growth and cost-cutting initiatives at an individual agency level

•
Limited capital expenditures largely consisting of equipment and software with immaterial growth capital expenditures expected

•
Agencies to be delivered with no minority interest

•
Working capital not a driver of cash flow over the forecast

In connection with its consideration of the Proposed Transactions, MDC management prepared certain financial projections, including unaudited prospective financial information for MDC on a stand- alone basis for 2-year (the “MDC 2-Year Recovery Forecast” or “3% LT Growth Case”) and 3-year (the “MDC 3-Year Recovery Forecast” or “2% LT Growth Case”) recovery cases, without giving effect to the Proposed Transactions, which are referred to herein as the “MDC Management Forecasts”. The MDC Management Forecasts were prepared based on the following key assumptions:
•
Specific income statement and cash flow drivers for each of the individual agencies, based on a combination of feedback from the networks and management’s view of each asset

•
2021E figures based on ongoing discussions with MDC agency level leadership teams and estimated industry trends

•
3% long-term top-line growth in the 3% LT Growth Case, based on a slight premium to the expected long-term advertising growth rate based on public company data and management’s judgement

•
2% long-term top-line growth in the 2% LT Growth Case, based on more limited growth relative to the 3% LT Growth Case

•
Adjusted EBITDA Margin improvement over the forecast period due to recent and ongoing cost-cutting initiatives and active, metric-based management

•
Limited growth capital expenditures due to previous implementation of major initiatives in 2019 and 2020

•
No incremental mergers or acquisitions

In addition, to achieve closer alignment with the assumptions used by MDC management to prepare the MDC Management Forecasts, MDC management derived certain unaudited prospective financial information regarding Stagwell from the Stagwell Management Forecast, which derived information is referred to herein as the MDC projections for Stagwell, by making certain adjustments to the assumptions made by Stagwell. Key adjustments made by MDC management to the Stagwell Management Forecast are summarized by segment below:
•
Digital Transformation & Marketing: Adjusted 2022E-2025E revenue to align with digital growth assumption per MDC management’s judgment and adjusted StagTech EBITDA margin to be in line with historical high

•
Research & Insights: Reduced 2021E growth of NRG and Harris due to expected rebound slower than Stagwell Management Forecast

•
Marketing Communications: Reduced revenue growth of Targeted Victory and Harris, as well as EBITDA margin of Reputation Defender, due to management’s view of product / industry dynamics

•
Content & Media: Assumed no profitability from Ink given management uncertainties around business model

In addition, MDC management prepared certain unaudited pro forma projected financial information, giving effect to the Proposed Transactions and the net synergies estimates, which is referred to herein as the pro forma MDC projections. Such pro forma MDC projections were prepared on a basis different than the pro forma financial information included in this Proxy Statement/ Prospectus in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 80. MDC management provided the MDC Management Forecasts to Stagwell in connection with the parties’ discussions relating to the Proposed Transactions, and provided the MDC Management Forecasts and the MDC projections for Stagwell, which, together, are referred to as the MDC projected financial information, and the net synergies estimates to the MDC Special Committee in connection with its evaluation of the Proposed Transactions, and to Moelis and Canaccord Genuity for their use in connection with their respective financial analyses and fairness opinions.
The projected financial information and net synergies estimates included in this Proxy Statement/Prospectus have been prepared by, and are the responsibility of, Stagwell and MDC’s management. Neither the independent auditors of MDC or Stagwell, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information and net synergies estimates contained in this Proxy Statement/Prospectus, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the prospective financial information or net synergies estimates.
The Stagwell projected financial information and the MDC projected financial information, collectively referred to as the projected financial information, as well as the net synergies estimates, were prepared solely for use in connection with evaluating and analyzing the Proposed Transactions and were not prepared with a view toward public disclosure, soliciting proxies or complying with the published guidelines established by the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. However, the prospective financial information and net synergies estimates contained in this Proxy Statement/Prospectus are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this Proxy Statement/Prospectus are cautioned not to place undue reliance on the prospective financial information and net synergies estimates.
PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying projected financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this document relates to Stagwell Marketing’s previously issued financial statements. It does not extend to the projected financial information and should not be read to do so.

Although management of each of Stagwell and MDC believes that there is a reasonable basis for the respective projected financial information and net synergies estimates prepared by them, based on information available at the time they were prepared, Stagwell and MDC caution shareholders that future results, and the cost savings and other synergies that may be realized from the Proposed Transactions, could be materially different from those included in the projected financial information and net synergies estimates, respectively. The projected financial information and net synergies estimates are subjective in many respects and, as a result, are subject to multiple interpretations and periodic revisions, based on actual experience and prevailing industry and general economic conditions. Because the projected financial information and net synergies estimates cover multiple years, such information by its nature becomes less predictive with each successive year. While presented with numerical specificity, the projected financial information and net synergies estimates are based upon numerous estimates, judgments, and assumptions that are inherently uncertain, difficult to predict, and beyond a party’s control. Although such estimates, judgments, and assumptions were considered reasonable by Stagwell management and MDC management, as applicable, as of the date of preparation of the projected financial information and net synergies estimates, they may prove to be inaccurate for any number of reasons, including general economic and industry conditions, competition, and the risks discussed in this Proxy Statement/Prospectus under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 78 and 51, respectively. The projected financial information and net synergies estimates also reflect assumptions as to certain business decisions that are subject to change. The inclusion of the projected financial information and net synergies estimates in this Proxy Statement/Prospectus will not be deemed an admission or representation by Stagwell or MDC that they are viewed by Stagwell or MDC as material information of Stagwell (either before or after completion of the Proposed Transactions) or MDC. The projected financial information and net synergies estimates are not being included in this Proxy Statement/Prospectus to influence your decision whether to vote for the Proposals, but because they were shared between Stagwell and MDC and provided to their respective boards of directors for purposes of evaluating the Proposed Transactions and to their respective financial advisors for purposes of their respective financial analyses and fairness opinions.
The projected financial information contains certain non-GAAP financial measures that management of Stagwell or MDC, as applicable, believes are helpful in understanding its respective financial performance. Financial measures included in projections provided to a financial advisor and a board of directors in connection with a business combination transaction, such as the projected financial information, are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC, and therefore such financial measures are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the MDC Board or its financial advisors in connection with the Proposed Transactions. Accordingly, no reconciliation of the financial measures included in the projected financial information is provided in this Proxy Statement/Prospectus.
None of Stagwell, MDC, or their respective affiliates, advisors, officers, directors, or other representatives can provide any assurance that actual results will not differ from the projected financial information and net synergies estimates, and none of them undertakes any obligation to update, or otherwise revise or reconcile, the projected financial information and net synergies estimates to reflect circumstances existing after the date the projected financial information and net synergies estimates were prepared or to reflect the occurrence of future events. Except as required by applicable securities laws, neither Stagwell nor MDC intends to make publicly available any update or other revision to the projected financial information and net synergies estimates, even in the event that any or all of the underlying assumptions upon which they were based prove to be inaccurate or inappropriate for any reason.
None of Stagwell, MDC or any of their respective affiliates, advisors, officers, directors, or other representatives has made or makes any representation to any Stagwell stockholder, MDC stockholder, or any other person regarding the ultimate performance of the Combined Company if the Proposed Transactions are completed, or of Stagwell or MDC if the Proposed Transactions are not completed, or as to whether or not forecasted results included in the projected financial information and forecasted cost savings and other synergies included in the net synergies estimates will be achieved. Stagwell has made no representation to MDC, and MDC has made no representation to Stagwell, in the Transaction Agreement or otherwise, concerning the projected financial information or net synergies estimates.

Certain MDC Unaudited Prospective Financial and Operating Information
The following table summarizes the MDC Management Forecasts used by the MDC Special Committee for purposes of its consideration of the Proposed Transactions and approved by MDC management for use by Moelis and Canaccord Genuity for purposes of their respective financial analyses and fairness opinions. The MDC Management Forecasts were made available to Stagwell and JP Morgan.
3% LT Growth Case
	Years Ending December 31,
(in millions)	2021E	2022E	2023E	2024E	2025E
Net Revenue	$1,088	$1,190	$1,226	$1,263	$1,301
Adjusted EBITDA(1)	$201	$220	$231	$242	$254
Unlevered free cash flow(2)	$47	$69	$90	$126	$131

(1)
Adjusted EBITDA is a non-GAAP measure, calculated as earnings before interest, taxes, depreciation and amortization expense where applicable, and adjusted for any company specific one-time and non-recurring items.

(2)
Unlevered free cash flow is a non-GAAP measure, calculated as Adjusted EBITDA, less taxes on net operating profit (being Adjusted EBITDA less depreciation and less the 50% of stock-based compensation that is deductible) assuming a 27.8% tax rate, less stock-based compensation (which is treated as a cash expense), less capital expenditures, less changes in net working capital, less non-controlling interest distributions and less M&A payments.

2% LT Growth Case
	Years Ending December 31,
(in millions)	2021E	2022E	2023E	2024E	2025E
Net Revenue	$1,074	$1,138	$1,207	$1,231	$1,255
Adjusted EBITDA(1)	$191	$204	$217	$225	$232
Unlevered free cash flow(2)	$40	$59	$82	$114	$117

(1)
Adjusted EBITDA is a non-GAAP measure, calculated as earnings before interest, taxes, depreciation and amortization expense where applicable, and adjusted for any company specific one-time and non-recurring items.

(2)
Unlevered free cash flow is a non-GAAP measure, calculated as Adjusted EBITDA, less taxes on net operating profit (being Adjusted EBITDA less depreciation and less the 50% of stock-based compensation that is deductible) assuming a 27.8% tax rate, less stock-based compensation (which is treated as a cash expense), less capital expenditures, less changes in net working capital, less non-controlling interest distributions and less M&A payments.

Certain Stagwell Unaudited Prospective Financial and Operating Information
Certain Stagwell Stand-Alone Projections
The following table summarizes the Stagwell stand-alone projections prepared by Stagwell management and made available to MDC, Canaccord Genuity and Moelis.
	Years Ending December 31,
(in millions)	2021E	2022E	2023E	2024E	2025E
Net Revenue	$743	$882	$879	$1,041	$1,022
Political Avg. Net Revenue(1)	$760	$857	$911	$993	$1,067
Adjusted EBITDA(2)	$144	$198	$172	$237	$200
Political Avg. Adjusted EBITDA(1)	$164	$180	$191	$211	$225
Unlevered free cash flow(3)	$76	$107	$100	$113	$125

(1)
Political Avg. Net Revenue & Political Avg. Adjusted EBITDA are non-GAAP measures and are calculated assuming 2-year average (current and prior) for the SKDK and Targeted Victory agencies to reflect the political cycle in the United States, with all other agencies calculated using current year.

(2)
Adjusted EBITDA is a non-GAAP measure, calculated as earnings before interest, taxes, depreciation and amortization expense where applicable, and adjusted for any company specific one-time and non-recurring items.

(3)
Unlevered free cash flow is a non-GAAP measure, calculated as Adjusted EBITDA, less taxes on net operating profit (being Adjusted EBITDA less depreciation and less the 50% of stock-based compensation that is deductible) assuming a 27.8% tax rate, less stock-based compensation (which is treated as a cash expense), less capital expenditures, less changes in net working capital, less non-controlling interest distributions and less M&A payments.

Certain MDC Projections for Stagwell
The following tables summarize the MDC projections for Stagwell used by the MDC Special Committee for purposes of its consideration of the Proposed Transactions that were approved by MDC management for use by Canaccord Genuity and Moelis for purposes of their respective financial analyses and fairness opinions.
	Years Ending December 31,
(in millions)	2021E	2022E	2023E	2024E	2025E
Net Revenue	$693	$798	$781	$904	$873
Political Avg. Net Revenue(1)	$721	$767	$810	$864	$911
Adjusted EBITDA(2)	$125	$171	$143	$197	$161
Political Avg. Adjusted EBITDA(1). . . . . . . . . . . . . . . . . . .. .	$147	$153	$161	$174	$183
Unlevered free cash flow(3)	$65	$88	$84	$93	$104

(1)
Political Avg. Net Revenue & Political Avg. Adjusted EBITDA are non-GAAP measures and are calculated assuming 2-year average (current and prior) for the SKDK and Targeted Victory agencies to reflect the political cycle in the United States, with all other agencies calculated using current year.

(2)
Adjusted EBITDA is a non-GAAP measure, calculated as earnings before interest, taxes, depreciation and amortization expense where applicable, and adjusted for any company specific one-time and non-recurring items.

(3)
Unlevered free cash flow is a non-GAAP measure, calculated as Adjusted EBITDA, less taxes on net operating profit (being Adjusted EBITDA less depreciation and less the 50% of stock-based compensation that is deductible) assuming a 27.8% tax rate, less stock-based compensation (which is treated as a cash expense), less capital expenditures, less changes in net working capital, less non-controlling interest distributions and less M&A payments.

Certain Estimated Cost Synergies
Prior to Stagwell’s and MDC’s entering into the Transaction Agreement, each of Stagwell’s management and MDC’s management prepared and provided to its respective board of directors and financial advisors certain estimates of annual cost savings and other synergies anticipated to be realized by the Combined Company following the Proposed Transactions. Such annual cost savings and synergies were estimated at approximately $30 million (excluding certain one-time costs of approximately $24 million to achieve such synergies), and are anticipated to be achieved by the end of the third year following completion of the Proposed Transactions. The material components of such synergies including anticipated cost savings in media, shared services, research, production, real estate, corporate and other “Selling, General and Administrative” expenses. Please see the sections entitled “The Proposed Transactions — Certain Unaudited Prospective Financial Information” beginning on page 196 of this Prospectus/Proxy Statement for further information regarding the uncertainties underlying the estimated synergies, as well as the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 78 and 51, respectively, for further information regarding the uncertainties and factors associated with realizing the synergies in connection with the Proposed Transactions.
Interests of MDC’s Directors and Executive Officers in the Proposed Transactions
In considering the recommendation of the MDC Board with respect to the Proposed Transactions, you should be aware that certain of MDC’s directors and executive officers have interests in the Proposed Transactions that may be different from, or in addition to, the interests of MDC Canada Shareholders generally. The MDC Board (other than Mark Penn, Charlene Barshefsky and Bradley Gross who each abstained from voting on, or participating in any deliberations of the MDC Board with respect to the Proposed Transactions) were aware of the different or additional interests set forth herein and considered these interests, among other matters, during their deliberations on the merits of the Proposed Transactions and in deciding to recommend that MDC Canada Shareholders approve the Transaction Proposals.
Mark Penn, MDC’s Chairman & Chief Executive Officer, controls and has an ownership interest in Stagwell. In addition to Mr. Penn, MDC’s current executive officers are: Frank Lanuto, Chief Financial Officer; David Ross, General Counsel and Executive Vice President, Strategy and Corporate Development; and Vincenzo DiMaggio, Chief Accounting Officer. Messrs. Penn, Lanuto and Ross comprise MDC’s current named executive officers. In addition, Jonathan Mirsky, MDC’s former General Counsel who served as an executive officer of MDC in 2020 until his departure from MDC on September 30, 2020, has interests in the Proposed Transactions that may be different from, or in addition to, the interests of MDC Canada Shareholders generally.
Stagwell Ownership Interest and Stagwell Distribution
Mark Penn is President and Manager of the GP and owns an approximately 3% interest in Stagwell Media. Mr. Penn is also Chairman and Chief Executive Officer of MDC.
In connection with the consummation of the Proposed Transactions, Stagwell Media will be permitted to cause Stagwell Marketing to make a one-time draw under the Stagwell Revolving Credit Agreement in an amount equal to the difference between (i) $260 million, and (ii) the aggregate amount of net debt of the Stagwell Subject Entities as of the Closing, which amount Stagwell may cause to be paid the Stagwell Distribution. The amount of the Stagwell Distribution is currently anticipated to be approximately $150 million. Following the payment of the Stagwell Distribution, Stagwell Media will be further entitled, in its sole discretion, to distribute any such amounts to its limited partners pursuant to the terms of its limited partnership agreement. Mark Penn is a limited partner of Stagwell Media and, through such ownership interest in Stagwell Media, is expected to receive a portion of the Stagwell Distribution, which is not expected to exceed $1 million. The portion of the Stagwell Distribution that Mr. Penn will be entitled to receive is dependent on the amount of the Stagwell Distribution and the terms of the limited partnership agreement of Stagwell governing distributions.
Tax Receivables Agreement Payments
Stagwell may be entitled to significant payments from the Combined Company under the Tax Receivables Agreement. Mark Penn may be entitled to a portion of such payments in his capacity as a limited partner of Stagwell. The portion of such payments that Mr. Penn may be entitled to receive is dependent on the amount of such payments and the terms of the limited partnership agreement of Stagwell governing distributions.
Treatment of MDC Incentive Awards
As described in the section entitled “The Transaction Agreement — Treatment of MDC Equity Awards” below, following the completion of the Proposed Transactions, each holder of MDC Incentive Awards, including directors and executive officers of MDC, will hold the same number of Combined Company Incentive Awards as the number of MDC Incentive Awards such holder held immediately prior to the effective time of the MDC Merger, except that the security referenced under or issuable upon exercise or settlement of each such Combined Company Incentive Award will be Combined Company Common Shares (or, as applicable, the cash equivalent) rather than MDC Canada Common Shares (or, as applicable, the cash equivalent). Except for the foregoing, following the completion of the Proposed Transactions, each MDC Incentive Award will continue to be governed by the same terms and conditions as were applicable to such MDC Incentive Award immediately prior to the effective time of the MDC Merger.
Accelerated Vesting of Certain MDC Incentive Awards Upon the Business Combination or a Qualifying Termination following the Business Combination
The Business Combination, if consummated, will constitute a “change in control” of MDC for purposes of the MDC Partners Inc. 2016 Stock Incentive Plan, as amended, the MDC Partners Inc. 2011 Stock Incentive Plan, and the inducement grant agreements described below. The terms of certain (but not all) of the MDC Incentive Awards held by MDC’s executive officers provide for full acceleration in connection with the Business Combination or upon certain qualifying terminations of employment in connection with or following the Business Combination. As a result, such MDC Incentive Awards may be accelerated upon consummation of the Business Combination, as described below.
Inducement Awards.   MDC granted one-time inducement awards in the form of stock appreciation rights (“SARs”) and restricted shares to certain of its executive officers when they were appointed as officers of MDC. These SARs will fully accelerate upon a “change in control” (as defined in the applicable SAR grant agreement), which includes the Business Combination. On April 5, 2019, Mr. Penn was granted an inducement award of 1,500,000 SARs, with an exercise price equal to $2.19, 500,000 of which remain unvested as of the date hereof and will vest in full and become exercisable upon the consummation of the Business Combination. Mr. Penn’s unvested SARs are otherwise scheduled to vest in the ordinary course on March 18, 2022. On June 12, 2019, Mr. Lanuto was granted (i) 225,000 SARs, with an exercise price equal to $2.91 and (ii) 225,000 SARs, with an exercise price equal to $5.00, 300,000 of which remain unvested as of the date hereof and will vest in full and become exercisable upon the consummation of the Business Combination. 150,000 of Mr. Lanuto’s unvested SARs are scheduled to otherwise vest in the ordinary course on June 10, 2021. On June 13, 2018, Mr. DiMaggio was granted an inducement award of 25,000 restricted MDC Canada Class A Common Shares, which remain unvested as of the date hereof and will vest in full upon the consummation of the Business Combination. Mr. DiMaggio’s shares are otherwise scheduled to vest in the ordinary course on June 11, 2021.
2020 Stock LTIP Awards Issued in 2019.   In November 2019, MDC granted restricted shares under the Company’s 2011 and 2016 Stock Incentive Plans to each of Messrs. Penn, Lanuto, Ross and DiMaggio, of which 549,051, 94,123, 190,148, and 31,691 shares, respectively, remain eligible to vest. In the event of a termination of any such executive officer’s employment without “cause” or for “good reason” (each, if applicable, as defined in the applicable grant agreement) within one year following the consummation of the Business Combination these awards will vest and the restrictions with respect thereto will lapse. These restricted shares are otherwise scheduled to vest on December 31, 2022.
2020 Non-Employee Director Awards.   Each MDC non-employee director currently (other than Mr. Gross) holds an unvested equity award with respect to 23,256 MDC Canada Common Shares (either in the form of restricted shares or restricted stock units). Regardless of whether or not the Proposed Transactions are consummated, those unvested equity awards are expected to become fully vested in the ordinary course on the date on which MDC holds its 2021 Annual Meeting of Shareholders, subject to the applicable non-employee director’s continued service on the MDC Board through such date. In connection with the Proposed Transactions, certain directors of MDC will continue as directors of the Combined Company and certain directors of MDC will not continue as directors of the Combined Company. In the event a non-employee director of MDC ceases to serve on the MDC Board in connection with the Proposed Transactions prior to the date of MDC’s 2021 Annual Meeting of Shareholders, the 23,256 unvested equity awards held by such non-employee director (if any) shall vest in full as of the date of such cessation of services. Assuming the price per share of MDC common stock is $2.588, which represents the average closing market price of MDC’s common stock over the first five (5) business days following the first public announcement of the proposed Business Combination on December 21, 2020 (and the price used for purposes of Item 402(t) of Regulation S-K discussed below), the full value of any such accelerated equity award held by a non-employee director would be $60,186.53. Any outstanding and unvested MDC Incentive Awards held by an MDC non-employee director who will continue as a director of the Combined Company will not automatically vest as a result of the Business Combination and the resulting Combined Company Incentive Award they receive in connection with the Proposed Transactions (as described above) will be subject to the same vesting terms and conditions as the MDC Incentive Award it replaced. Those directors who will cease to continue to serve on MDC’s Board in connection with the Proposed Transactions have not yet been identified. In addition, Ms. Rogers holds an additional 9,990 shares of restricted stock which were granted to her in 2018 and are scheduled to vest in full in the ordinary course in accordance with their terms on April 26, 2021 and Mr. Simon holds an additional 10,999 shares of restricted stock which were granted to him in 2018 and vested in full in the ordinary course in accordance with their terms on January 22, 2021.
Treatment of Long-Term Cash Incentive Awards
The Business Combination, if consummated, will constitute a “change in control” of MDC for purposes of the MDC Partners Inc. 2014 Long-Term Cash Incentive Plan (the “2014 LTIP Plan”).
2020 Cash LTIP Awards Issued in 2019. In November 2019, Messrs. Penn, Lanuto and Ross were each granted cash LTIP awards under the 2014 LTIP Plan in the amount of $1,155,000, $198,000 and $400,000, respectively. In connection with a “change in control” (as defined in the 2014 LTIP Plan) prior to December 31, 2022, each of the awards held by Messrs. Penn, Lanuto and Ross will vest in full, with the amount payable determined by multiplying the cash LTIP award by an EBITDA performance multiplier equal to the greater of (a) one (1) and (b) the EBITDA performance multiplier calculated in accordance with the terms of the 2020 Cash LTIP Award; provided, however, that if the price per share paid in such “change in control” is equal to or greater than 175% of the average closing trading price of one of the Company’s Class A Common Shares during the twenty (20) days preceding the grant date, then the EBITDA performance multiplier shall be two (2). If the “change in control” is not structured as a share acquisition and/or there is no price per share in the “change in control” (as would be the case with the Business Combination, if consummated) then the implied price per share paid in such “change in control” will be determined by the Human Resources & Compensation Committee of the MDC Board (the “MDC Compensation Committee”) in good faith immediately prior to such “change in control”. On October 28, 2020, the MDC Compensation Committee adopted an interpretive standard that the implied price per share paid with respect to the 2020 Cash LTIP Awards in connection with the Business Combination, if consummated, will be the average closing trading price of one of the Company’s Class A Common Shares during the five (5) trading days preceding the Closing Date.
In November 2019, Mr. Mirsky was granted a cash LTIP award under the 2014 LTIP Plan in the amount of $242,000. Pursuant to the terms of the separation agreement entered into between Mr. Mirsky and MDC, dated September 22, 2020, 12.5% of his 2020 Cash LTIP Award will automatically vest and be paid out on the date of a “change in control” (as defined in the 2014 LTIP Plan) occurring prior to December 31, 2022, in accordance with the terms and conditions of the 2014 LTIP Plan set forth above.
Severance Benefits
MDC has entered into employment agreements with each of our executive officers, each of which provide for severance benefits and some of which provide for enhanced severance benefits in the event of certain qualifying terminations of employment in connection with or within one year following a “change in control” such as the Business Combination.
MDC entered into an employment agreement with Mr. Penn, dated March 14, 2019. Pursuant to his employment agreement, if MDC terminates Mr. Penn’s employment without “Cause,” or Mr. Penn terminates his employment for “Good Reason” (as defined in his employment agreement), then MDC is required to pay Mr. Penn a lump sum severance payment within 60 days of the date of termination equal to the product of 1.5 times the sum of  (i) his then-current base salary plus (ii) the amount of his annual discretionary bonus paid in respect of the year immediately prior to the applicable date of termination. Mr. Penn will also be entitled to a pro-rata portion of his annual discretionary bonus for the year of termination based on actual performance. Mr. Penn’s severance entitlement is the same regardless of whether the qualifying termination occurs in connection with a “change in control”. MDC entered into an employment agreement with Mr. Lanuto, dated May 6, 2019, pursuant to which, if MDC terminates Mr. Lanuto’s employment without “cause,” or if Mr. Lanuto terminates his employment for “good reason” (each as defined in the agreement) within one year following the closing date of a “change in control” (as defined in the agreement), which would include the Business Combination, Mr. Lanuto will be entitled to receive an enhanced lump sum severance payment equal to nine (9) months’ base salary.

MDC entered into an amended and restated employment agreement with Mr. Ross, dated February 27, 2017, pursuant to which, if MDC terminates Mr. Ross’s employment without “cause,” or Mr. Ross terminates his employment for “good reason” (each as defined in the agreement) within one year following the closing date of a “change of control” (as defined in the agreement), which would include the Business Combination, Mr. Ross will be entitled to a payment equal to two (2) times the sum of Mr. Ross’s then-current annual base salary plus the highest annual discretionary cash bonus he earned in the three years ending December 31 of the year immediately preceding his date of termination. Furthermore, Mr. Ross will also be allowed to continue participating for one year after termination on the same basis as before he was terminated in all benefit plans and, to the extent permitted under law, all retirement plans, provided, however, that if Mr. Ross becomes entitled to receive coverage and benefits in the same type of plan from another employer, he will no longer be able to participate in these benefit and retirement plans. MDC will be obligated to pay Mr. Ross the economic equivalent of the benefits in these plans if he is unable to participate in the plans.
We entered into an employment agreement with Mr. DiMaggio, dated May 8, 2018, pursuant to which, if MDC terminates Mr. DiMaggio’s employment without “cause,” or if Mr. DiMaggio terminates his employment for “good reason” (each as defined in the agreement) within one year following the closing date of a “change of control” (as defined in the agreement), which would include the Business Combination, Mr. DiMaggio will be entitled to enhanced severance benefits in the form of nine (9) months’ base salary continuation.
Continued Service as Executive Officers or Directors of the Combined Company
All of MDC’s current executive officers are expected to continue as employees of the Combined Company. Mr. Mark Penn is expected to serve as Chief Executive Officer of the Combined Company and Mr. David Ross is expected to serve as the General Counsel of the Combined Company. As of the date of this registration statement, none of MDC’s executive officers has entered into any amendments or modifications to his existing employment arrangements with the Company in connection with the Proposed Transactions. It is possible that the Combined Company may pursue agreements, arrangements or understandings with the Company’s executive officers, which may include new employment and/or severance agreements and new compensation and/or benefit plans, programs and arrangements (including cash and equity opportunities). Prior to the consummation of the Proposed Transactions, New MDC may initiate negotiations of these agreements, arrangements and understandings with the Company’s executive officers, and may enter into or adopt definitive agreements, arrangements and understandings on a going-forward basis to be effective following the consummation of the Proposed Transactions.
Furthermore, the Company expects the Combined Company to develop an executive compensation program that is designed to align compensation with the Combined Company’s business objectives and the creation of stockholder value, while enabling the Combined Company to attract, motivate and retain individuals who contribute to the long-term success of the Combined Company. The Company expects the Combined Company to seek shareholder approval for any executive compensation plan for which stockholder approval is required. Decisions regarding the executive compensation program will be made by the compensation committee of the Combined Company. To the extent any of our executive officers continue in the service of the Combined Company, they may participate and benefit from such executive compensation program.
In addition, following the Proposed Transactions, the Combined Company Board will consist of nine members, including Mr. Mark Penn and three individuals who currently serve as independent directors of MDC. The Combined Company has agreed to cause such directors to be nominated at the Combined Company’s next two annual meetings following completion of the Proposed Transactions. As of the date of this registration statement, none of our directors has entered into any amendments or modifications to his existing director arrangements with the Company in connection with the Proposed Transactions. Following the completion of the Proposed Transactions, the Combined Company’s compensation committee will determine the annual compensation to be paid to the members of the Combined Company Board.
Indemnification and Insurance
Pursuant to the terms of the Transaction Agreement, MDC’s current and former directors and executive officers will be entitled to certain ongoing indemnification for a period of six years and the

Combined Company will maintain director and officer liability insurance policies for the Combined Company’s directors and executive officers for a period of six years. Such indemnification and insurance coverage is further described in the section entitled “The Proposed Transactions — Indemnification and Insurance”.
MDC Special Committee Compensation
As compensation for their service on the MDC Special Committee, (a) each member of the MDC Special Committee (other than the Chair) is entitled to receive $25,000 per every twelve meetings (or portion thereof) of the MDC Special Committee attended by such member, and (b) the Chair of the MDC Special Committee is entitled to receive $35,000 per every twelve meetings (or portion thereof) of the MDC Special Committee attended by the Chair.
Golden Parachute Compensation
In accordance with Item 402(t) of Regulation S-K, the below table entitled “Golden Parachute Compensation — Item 402(t) of Regulation S-K” sets forth the amount of payments and benefits that each of MDC’s named executive officers would or may receive in connection with the Proposed Transactions. This compensation is referred to as “golden parachute” compensation. The payments and benefits described below are calculated based on each named executive officer’s existing employment, cash incentive and equity arrangements with MDC and, with respect to Mr. Penn, his existing arrangements with Stagwell. No named executive officer will receive any pension or nonqualified deferred compensation enhancement, nor any tax reimbursement, that is based on or otherwise relates to the Proposed Transactions.
Please note that the amounts listed below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described in footnotes to the table. For example, the below assumes that:
•
the effective time of the Business Combination is March 31, 2021;

•
the price per share of MDC common stock is $2.588, which represents the average closing market price of MDC’s common stock over the first five (5) business days following the first public announcement of the proposed Business Combination on December 21, 2020, as determined in accordance with Item 402(t) of Regulation S-K; and

•
each named executive officer experiences a “double-trigger” qualifying termination (a termination without “cause,” or resignation for “good reason”), in either case immediately following the effective time of the Business Combination.

The actual amounts, if any, payable to MDC’s named executive officers will depend on whether the named executive officer experiences a qualifying termination, the date of termination (if any) and the terms of the plans or agreements in effect at such time, and accordingly may differ materially from the amounts set forth below.
The below tables include information with respect to one of our former executive officers, Jonathan Mirsky, our former General Counsel, whose employment with MDC ended on September 30, 2020, as Mr. Mirsky is entitled to additional benefits as a result of the Proposed Transactions. Two of our former executive officers, David Doft, our Former Executive Vice President and Chief Financial Officer, and Mitchell Gendel, our Former Executive Vice President and General Counsel, both of whom departed MDC in 2019, are still considered named executive officers under Item 402(t), but are not included in the following tables because they are not entitled to any additional benefits as a result of the Proposed Transactions.
Golden Parachute Compensation — Item 402(t) of Regulation S-K
Compensation Subject to Non-Binding Advisory Vote Pursuant to Proposal 6: The Compensation Proposal
The below table entitled “Compensation Subject to Non-Binding Advisory Vote Pursuant to Proposal 6: The Compensation Proposal” sets forth the amount of payments and benefits that each of MDC’s named executive officers would or may receive in connection with the Proposed Transactions that is subject to a non-binding advisory vote of MDC’s shareholders pursuant to Proposal 6: The Compensation Proposal.

Compensation Subject to Non-Binding Advisory Vote Pursuant to Proposal 6: The Compensation Proposal
Name	Cash ($)	Equity ($)	Pension / NQDC ($)	Perquisites / Benefits ($)	Tax Reimbursement ($)	Other(8)	Total ($)
Mark Penn	$2,362,500(1)	$1,619,944(4)	—	—	—	$1,155,000	$5,137,444
Frank Lanuto	$337,500(2)	$243,590(5)	—	—	—	$198,000	$779,090
David Ross	$3,045,000(3)	$492,103(6)	—	$23,875(7)	—	$400,000	$3,960,978
Jonathan Mirsky	—	—	—	—	—	$30,250(9)	$30,250

(1)
Represents a cash severance payment equal to the product of 1.5 times the sum of Mr. Penn’s  (i) current base salary of $750,000 plus (ii) $825,000 (which represents Mr. Penn’s annual bonus for 2020).

(2)
Represents a “double trigger” cash severance payment equal to nine (9) months of Mr. Lanuto’s base salary at $450,000.

(3)
Represents a “double trigger” cash severance payment equal to the product of 2 times the sum of Mr. Ross’s  (i) current base salary of $725,000 plus (ii) $797,500 (the largest annual bonus paid to Mr. Ross in the prior three (3) years).

(4)
Represents value of equity acceleration, determined as follows: $199,000 of intrinsic value in respect of “single trigger” accelerated vesting of 500,000 unvested SARs held by Mr. Penn as of the assumed closing date, based on the excess of the assumed $2.588 per share price over the $2.19 SAR exercise price and $1,420,944 of value in respect of “double trigger” accelerated vesting of Mr. Penn’s 549,051 unvested restricted shares.

(5)
Represents value of equity acceleration, determined as follows: $0 in intrinsic value in respect of “single trigger” accelerated vesting of 150,000 unvested SARs with a $2.91 strike price held by Mr. Lanuto, $0 in intrinsic value in respect of “single trigger” accelerated vesting of 150,000 unvested SARs with a $5.00 strike price held by Mr. Lanuto; $243,590 of value in respect of “double trigger” accelerated vesting of Mr. Lanuto’s 94,123 unvested restricted shares.

(6)
Represents value of “double trigger” equity acceleration of Mr. Ross’ 190,148 unvested restricted shares.

(7)
Represents estimated value of Mr. Ross’ “double trigger” severance entitlement to twelve (12) months of continued benefits under his employment agreement.

(8)
Amounts shown in this column reflect Cash LTIP Awards with an assumed EBITDA performance multiplier of one (1). The actual EBITDA performance multiplier has not yet been determined.

(9)
Amount shown reflects Cash LTIP Award prorated at 12.5% in accordance with the terms and conditions of Mr. Mirsky’s Separation Agreement.

Mark Penn is President and Manager of the GP and owns an approximately 3% interest in Stagwell Media. Mr. Penn is also Chairman and Chief Executive Officer of MDC. As described above, Mark Penn is a limited partner of Stagwell Media and, through such ownership interest in Stagwell Media, is expected to receive a portion of the Stagwell Distribution, which is not expected to exceed $1 million, in connection with the consummation of the Proposed Transactions. The portion of the Stagwell Distribution that Mr. Penn will be entitled to receive is dependent on the amount of the Stagwell Distribution and the terms of the limited partnership agreement of Stagwell governing distributions.
Indemnification and Insurance
The Combined Company Certificate of Incorporation will contain provisions that limit the liability of the directors of the Combined Company for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law. Consequently, Combined Company directors will not be personally liable to the Combined Company or its stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:
•
any breach of the director’s duty of loyalty to the Combined Company or its stockholders;

•
any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•
willful or negligent declaration and payment of unlawful dividends, or unlawful share purchases or redemptions; or

•
any transaction from which the director derived an improper personal benefit.

The Combined Company Bylaws will provide that the Combined Company is required to indemnify its directors and officers, in each case to the fullest extent permitted by Delaware law. The Combined Company Bylaws will also obligate the Combined Company to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding. In addition, the Combined Company will enter into agreements with Combined Company directors and officers to indemnify such directors and officers. With specified exceptions, these agreements will provide for indemnification against all liability and loss suffered and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement by any of these individuals in any action, suit or proceeding, to the fullest extent permitted by applicable law. We believe that these provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Also, the Combined Company will maintain directors’ and officers’ liability insurance.
Ownership of MDC Canada Common Shares and MDC Canada Preferred Shares
As of the close of business on [           ], 2021, the directors and executive officers of the Company had the right to vote approximately (i) [      ] MDC Canada Class A Common Shares, representing approximately [      ]% of the MDC Canada Class A Common Shares then issued and outstanding and entitled to vote at the Meeting, (ii) [      ] MDC Canada Class B Common Shares, representing approximately [      ]% of the MDC Canada Class B Common Shares then issued and outstanding and entitled to vote at the Meeting, (iii) [      ] MDC Canada Series 4 Shares, representing approximately [      ]% of the MDC Canada Series 4 Shares then issued and outstanding and entitled to vote at the Meeting, and (iv) [      ] MDC Canada Series 6 Shares, representing approximately [      ]% of the MDC Canada Series 6 Shares then issued and outstanding and entitled to vote at the Meeting.
Mark Penn directly holds 574,051 MDC Canada Class A Common Shares, of which 549,051 are shares of unvested restricted stock that are not scheduled to vest until December 31, 2022 subject to continued employment. The Stagwell Group directly holds 115,000 MDC Canada Class A Common Shares. Stagwell Holdings directly holds 14,285,714 MDC Canada Class A Common Shares. The Stagwell Group is the manager of Stagwell Holdings, and Mark Penn controls and has an ownership interest in The Stagwell Group; thus, without taking into account any conversion of the MDC Canada Series 6 Shares, Mark Penn is deemed to control an aggregate of the votes attached to 14,425,714 MDC Canada Class A Common Shares representing approximately [           ] % of the MDC Canada Class A Common Shares then issued and outstanding and entitled to vote at the Meeting. In addition, Stagwell Holdings holds all of the 50,000 issued and outstanding MDC Canada Series 6 Shares. The aggregate liquidation preference of the MDC Canada Series 6 Shares at December 31, 2020 was $57,651,257, subject to an 8% accretion, compounded quarterly until March 14, 2024. The current conversion price is $5.00 per MDC Canada Series 6 Share, subject to customary anti-dilution protection, and therefore, the MDC Canada Series 6 Shares held by Stagwell Holdings would be convertible into 11,530,251 MDC Canada Class A Common Shares. However, MDC Canada Series 6 Shares are not convertible into MDC Canada Class A Common Shares to the extent that, upon conversion into MDC Canada Class A Common Shares, the holder thereof and its affiliates will beneficially hold more than 19.9% of the Company’s outstanding common shares or voting power, unless such conversion is in connection with and subject to completion of (A) a public sale of the Company Class A Common Shares to be issued upon such conversion, if following consummation of such public sale such holder will not beneficially own in excess of 19.9% of the then outstanding Company Class A Common Shares or (B) a bona fide third party tender offer for the Common Class A Common Shares issuable thereupon.
Bradley Gross is a Managing Director of Goldman Sachs, which exercises the authority of BSPI. BSPI holds all of the 95,000 issued and outstanding MDC Canada Series 4 Shares. The aggregate liquidation preference of the MDC Canada Series 4 Shares at December 31, 2020 was $128,539,399, subject to an 8%

accretion, compounded quarterly until March 7, 2022. The current conversion price is $7.42 per MDC Canada Series 4 Share, subject to customary anti-dilution protection, and therefore, the MDC Canada Series 4 Shares held by BSPI would be convertible into 17,323,369 MDC Canada Class A Common Shares. However, MDC Canada Series 4 Shares are not convertible into MDC Canada Class A Common Shares to the extent upon conversion the holder and its affiliates will beneficially hold more than 19.9% of the Company’s outstanding common shares or voting power, unless such conversion is in connection with and subject to completion of (A) a public sale of the Company Class A Common Shares to be issued upon such conversion, if following consummation of such public sale such holder will not beneficially own in excess of 19.9% of the then outstanding Company Class A Common Shares or (B) a bona fide third party tender offer for the Common Class A Common Shares issuable thereupon.
MDC Canada Series 4 Shares and Combined Company Series 8 Shares
Bradley Gross is a Managing Director of Goldman Sachs, which exercises the authority of BSPI. BSPI holds all of the 95,000 issued and outstanding MDC Canada Series 4 Shares. The aggregate liquidation preference of the MDC Canada Series 4 Shares at December 31, 2020 was $128,539,399, subject to an 8% accretion, compounded quarterly until March 7, 2022. The current conversion price is $7.42 per MDC Canada Series 4 Share, subject to customary anti-dilution protection, and therefore, the MDC Canada Series 4 Shares held by BSPI would be convertible into17,323,369 MDC Canada Class A Common Shares. However, MDC Canada Series 4 Shares are not convertible into MDC Canada Class A Common Shares to the extent that, upon conversion into MDC Canada Class A Common Shares, the holder thereof and its affiliates will beneficially hold more than 19.9% of the Company’s outstanding common shares or voting power, unless such conversion is in connection with and subject to completion of (A) a public sale of the Company Class A Common Shares to be issued upon such conversion, if following consummation of such public sale such holder will not beneficially own in excess of 19.9% of the then outstanding Company Class A Common Shares or (B) a bona fide third party tender offer for the Common Class A Common Shares issuable thereupon.
Following the Closing, it is anticipated that the Combined Company Series 4 Shares will be cancelled and replaced on a one-to-one basis Combined Company Series 8 Shares. The terms of the Combined Company Series 8 Shares are expected to be the same as those of the Combined Company Series 4 Shares, except that (i) the conversion price will be reduced to $5.00, (ii) the accretion rate will be 8.00% and from and after March 7, 2022 through March 14, 2024, the accretion rate will be 6.00%, and from and after March 15, 2024, the accretion rate will be 0% per annum and the base liquidation preference per convertible preference share will not increase during any period subsequent to March 14, 2024, and (iii) the holders of a majority of the Combined Company Series 8 Shares must approve (A) an increase or decrease in the number of authorized shares of a class or series having rights or privileged equal or superior to the Combined Company Series 8 Shares, (B) an exchange, replacement, reclassification or cancellation of all or part of the Combined Company Series 8 Shares, (C) an amendment, alteration, change, or repeal of any of the rights or privileges of the Combined Company Series 8 Shares or any series or shares having rights or privileges equal or superior to the Combined Company Series 8 Shares, (D) the creation or authorization of a new class or series of shares having rights or privileges equal to or superior to the Combined Company Series 8 Shares, (E) any constraint on the issuance, transferability, or ownership of the Combined Company Series 8 Shares, or (F) any of the foregoing with respect to the Series 8 preferred units of OpCo. It is expected that, following the Closing, BSPI will hold a number of Combined Company Series 8 Shares that would be convertible into 19,707,880 Combined Company Class A Common Shares (assuming a liquidation preference calculated as of December 31, 2020).
Dividend Policy
Within the last three years from the date of this Proxy Statement/Prospectus, the Company has not declared a dividend.
The payment of any future dividends will be at the discretion of the Combined Company Board and will depend upon limitations under applicable law and contained in the Stagwell Credit Agreements and the Debt Indenture, future earnings, capital requirements, the Combined Company’s general financial condition and general business conditions.

Accounting Treatment
The Proposed Transactions are accounted for as a reverse acquisition using the acquisition method of accounting, pursuant to FASB Topic 805-10, Business Combinations, which provides guidance for the determination of the accounting acquirer for this transaction. In connection with the Proposed Transactions, Stagwell is the accounting acquirer (legal acquiree) and MDC is the accounting acquiree (legal acquirer). In identifying Stagwell as the acquiring entity for accounting purposes, MDC and Stagwell took into account a number of factors as of the date of this Form S-4, including the relative voting rights and the intended corporate governance structure of the Combined Company. Stagwell is considered the accounting acquirer since it controls the board of directors of New MDC and has an indirect ownership interest in the Combined Company’s only operating subsidiary through its approximately 74% ownership of the common units in OpCo (as may be adjusted in connection with the Stagwell Restructuring). Under the acquisition method of accounting, the assets and liabilities of MDC, as the accounting acquiree, will be recorded at their respective fair value as of the date the Proposed Transactions are completed.
Regulatory and Other Approvals
The Redomiciliation is subject to the authorization of the Director, duly appointed under Section 260 the CBCA. The Director is empowered to authorize the change of jurisdiction of organization of MDC to Delaware if, among other things, he is satisfied that the change of jurisdiction will not adversely affect MDC’s creditors or shareholders.
Subject to the authorization of the continuance by the Director, and the receipt of the Required Shareholder Approvals, the Company anticipates that it will file with the Secretary of State of the State of Delaware a certificate of corporate domestication and a certificate of incorporation pursuant to Section 388 of the DGCL, and that MDC will be domesticated in Delaware on the Redomiciliation Effective Date. Promptly thereafter, MDC intends to give notice to the Director that MDC has been domesticated under the laws of the State of Delaware and request that the Director issue MDC a certificate of discontinuance bearing the same date as the date of effectiveness of our certificate of corporate domestication and certificate of incorporation by the Secretary of State of the State of Delaware.
The Proposed Transactions are subject to expiration of the applicable waiting period under the HSR Act and receipt of approval under the Investment Canada Act. The statutory waiting period under the HSR Act expired on February 5, 2021 at 11:59 p.m., Eastern time. Stagwell submitted an application for approval under the Investment Canada Act on January 6, 2021. On April 1, 2021, the Minister approved the Proposed Transactions under the Investment Canada Act. Please refer to the section “The Transaction Agreement — Regulatory Approvals.”
Listing of the Combined Company Class A Common Shares; Reporting Requirements
The Combined Company Class A Common Shares will be listed on NASDAQ.
In addition, upon completion of the Proposed Transactions, the Combined Company will be subject to the same reporting requirements of the SEC, the mandates of the Sarbanes-Oxley Act and the applicable corporate governance rules of NASDAQ as the Company was before the Proposed Transactions. The Combined Company will be required to file periodic reports with the SEC on Forms 10-K, 10-Q and 8-K and comply with the proxy rules applicable to domestic issuers, as currently required of the Company. The Combined Company will also continue to be a reporting issuer in each of the provinces of Canada where the Company is currently a reporting issuer. In accordance with applicable Canadian securities laws, and consistent with current practice of the Company, following the Proposed Transactions the Combined Company will continue to file with the relevant Canadian securities regulatory authorities copies of its documents filed with the SEC under the U.S. Exchange Act in order to meet its Canadian continuous disclosure obligations and will continue to comply with all other applicable Canadian provincial securities laws.
Delisting and Reregistration of the MDC Canada Class A Common Shares
Following the MDC Merger, the MDC Delaware Class A Common Shares will cease to exist and will be delisted from NASDAQ, deregistered under the Exchange Act and cease to be publicly traded. Instead,

Combined Company Class A Common Shares will be listed on NASDAQ and registered under the Exchange Act and the Combined Company will be the publicly listed parent company, successor to MDC Canada.
Application of Canadian Securities Laws — Multilateral Instrument 61-101
“Business Combination” Transaction
The Canadian securities regulatory authorities in the provinces of Ontario, Québec, Alberta, Manitoba and New Brunswick have adopted MI 61-101, which regulates transactions that raise the potential for conflicts of interest, including “issuer bids”, “insider bids”, “related party transactions” and “business combinations”. MI 61-101 is intended to regulate such types of transactions to ensure equality of treatment of securityholders when, in relation to a transaction, there are interested or related parties that, due to their position, could have an actual or reasonably perceived conflict of interest or informational advantage over other security holders. If MI 61-101 applies to a proposed transaction of a reporting issuer, MI 61-101 generally requires (subject to certain exemptions set out in MI 61-101): (i) such reporting issuer to provide securityholder with enhanced disclosure in documents sent to security holders, (ii) the approval of security holders excluding, among others, “interested parties” or “related parties” (as such terms are defined in MI 61-101), and (iii) a formal valuation prepared by an independent and qualified valuator.
A transaction, such as the Proposed Transactions, constitutes a “business combination” for purposes of MI 61-101 if, among other things, at the time such transaction is agreed to, a “related party” of the reporting issuer, such as a director, senior officer, or 10% shareholder would, as a consequence of the transaction, directly or indirectly, acquire the reporting issuer or the business of the reporting issuer.
The MDC Special Committee has determined that the Proposed Transactions constitute a “business combination” transaction for the purposes of MI 61-101, as The Stagwell Group, a “related party” of MDC as a since The Stagwell Group has beneficial ownership of, or control or direction over, directly or indirectly, securities of MDC carrying more than 10% of the voting rights attached to all of MDC’s outstanding voting securities, is combining with MDC as a consequence of the Proposed Transactions.
As a result of this determination, the Proposed Transactions, must be approved by at least a majority of the votes cast on the Special Approval Proposals by the MDC Canada Shareholders excluding Stagwell, Mark Penn, and BSPI (the “Disinterested Shareholders”) present in person or represented by proxy and entitled to vote at the Meeting and a formal valuation prepared by an independent and qualified valuator must be prepared in accordance with MI 61-101.
MI 61-101 requires that, in addition to any other required securityholder approval, a business combination must be approved by a simple majority of the votes cast by the “minority” securityholders of each class of affected securities (which in the case of MDC, consists of the MDC Canada Class A Common Shares, the MDC Canada Class B Common Shares, the MDC Canada Series 4 Shares and the MDC Canada Series 6 Shares), voting separately as a class. In relation to the Special Approval Proposals, the “minority” securityholders of MDC are all of the MDC Canada Shareholders other than the Disinterested Shareholders.
As the Proposed Transactions constitute a “business combination” for the purposes of MI 61-101, the minority approval requirements of MI 61-101 will apply in connection with the approval of the Proposed Transactions. The entering into of the second Goldman Letter Agreement is a “connected transaction” under MI 61-101 and, as a result, the shares held by BSPI in the Company will be excluded for the purposes of obtaining minority approval under MI 61-101. Please refer to the section “Summary — Voting Arrangements — Goldman Letter Agreement” and to the full text of the second Goldman Letter Agreement included as Annex E to this Proxy Statement/Prospectus.
For the purposes of obtaining minority approval, the following classes will vote separately and require a majority of the votes of Disinterested Shareholders represented at the meeting in person by proxy (unless relief or approval is obtained from the applicable securities regulatory authorities to permit voting as a single class). The following chart outlines the number of MDC Canada Shares of each class of the MDC Canada Shares excluded from each class vote as of [           ], 2021.

	Minority Number of Shares	Excluded Number of Shares
Common Shares	[ ]	[ ]
Preferred Shares	[ ]	[ ]
The Company has made an application to the Ontario Securities Commission, as principal regulator, for an order exempting the Company from the requirements in subsection 8.1(1) of MI 61-101 to obtain minority approval for the Redomiciliation Proposal and the Business Combination Proposal from the holders of the MDC Canada Class A Common Shares and the MDC Canada Class B Common Shares voting separately as a class, and requiring instead that minority approval be obtained from all holders of MDC Canada Common Shares, excluding the votes attached to MDC Canada Common Shares beneficially owned, or over which control or direction is exercised, by any party specified in subsection 8.1(2) of MI 61-101, voting together as a single class. If the order is granted by the Ontario Securities Commission prior to the Meeting, the holders of MDC Canada Class A Common Shares and the MDC Canada Class B Common Shares will vote together as a single class pursuant to the Special Approval Thresholds.
Valuation
MI 61-101 also provides that, unless an exemption is available, a reporting issuer proposing to carry out a business combination is required to obtain a formal valuation of the affected securities and the Stagwell Subject Entities from a qualified independent valuator and to provide the holders of the “affected securities” (as defined in MI 61-101) with a summary of such valuation.
The MDC Special Committee determined that Canaccord Genuity was a qualified independent valuator, selected Canaccord Genuity, supervised the preparation of the Formal Valuation, and obtained a formal valuation from Canaccord Genuity in accordance with MI 61-101. In the Formal Valuation, Canaccord Genuity determined that as of December 21, 2020, and subject to the scope of review, assumptions and limitations contained therein, the fair market value of: (i) the MDC Canada Class A Common Shares (assuming the conversion of the MDC Canada Class B Common Shares into MDC Canada Class A Common Shares) ranged from $4.70 to $7.40 per MDC Canada Class A Common Share; and (ii) the Stagwell Subject Entities ranged from $1.2 billion to $1.5 billion. The summary of the Formal Valuation in this Proxy Statement/Prospectus is qualified in its entirety by, and should be read in conjunction with, the full text of the Canaccord Genuity Opinion and Formal Valuation attached to this Proxy Statement/Prospectus as Annex K. The full text of the Canaccord Genuity Opinion and Formal Valuation describes, among other things, the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Formal Valuation. MDC Canada Shareholders are encouraged to read the Canaccord Genuity Opinion and Formal Valuation carefully in its entirety. See “Proposed Transactions — Canaccord Genuity Opinion and Formal Valuation”.
Prior Valuations and Offers
To the knowledge of the Company, after reasonable inquiry, there are no prior valuations that would need to be disclosed in connection with the Proposed Transactions. During the previous 24 months, the Company has not received any prior formal offers relating to the Company’s securities or other offers that are otherwise relevant to the Proposed Transactions.
Treatment of Existing MDC Equity Awards in the Proposed Transactions
Following the completion of the Proposed Transactions, each holder of MDC Incentive Awards will hold the same number of MDC Incentive Awards as the number of MDC Incentive Awards such holder held immediately prior to the Redomiciliation Effective Time, except that the security referenced under or issuable upon exercise or settlement of each such Combined Company Incentive Award will be Combined Company Common Shares (or, as applicable, the cash equivalent) rather than MDC Canada Common Shares (or, as applicable, the cash equivalent). Except for the foregoing, following the completion of the Proposed Transactions, each MDC Incentive Award will continue to be governed by the same terms and conditions as were applicable to such MDC Incentive Award immediately prior to the Redomiciliation Effective Time.
Treatment of Existing MDC Debt in the Proposed Transactions
Prior to the Closing, the MDC Credit Agreement is expected to be terminated in full.

In addition, prior to the Proposed Transactions, either (A) certain amendments to and waivers of the terms of the Debt Indenture are expected to be made effective and operative or (B) the Senior Note Refinancing is expected to be effected. The Consent Solicitation was launched on January 21, 2021 and expired on February 5, 2021. The requisite consents of the Senior Note holders was received, and MDC rentered into a supplemental indenture to make such amendments and waiver effective (but not operative) on February 8, 2021. As a result of such amendments, among other matters, the guarantors in respect of the Debt Indenture would cease to be determined by reference to the terms of the Credit Agreement and would, following the consummation of the Proposed Transactions, be determined by reference to the terms of the Stagwell Credit Agreements. Such amendments and waivers will become operative on MDC making of an announcement to that effect.
Pursuant to the terms of the Consent Solicitation, MDC has agreed to make certain payments to the Payment Holders. First, MDC paid $17,405,120 (or $20 in respect of each $1,000 principal amounts of Senior Notes outstanding) on February 8, 2021 when the proposed amendment and waivers were effective. Second, if the amendments and waivers become operative, MDC will, at the closing of the Proposed Transactions, make a further payment to the Payment Holders of $8,702,560 (or $10 in respect of each $1,000 principal amount of Senior Notes outstanding). Such second payment will not be made in the event that the proposed amendments and waivers do not become operative, the Proposed Transactions are not consummated, or the Senior Notes have been redeemed (or an irrevocable notice of redemption delivered), defeased or discharged prior to the time at which the proposed amendments and waivers might otherwise become operative. If the amendments and waivers are made operative and the second consent payment is made, the aggregate amount of the Consent Solicitation Consideration will be $26,107,680.
The Stagwell Credit Agreements will require guarantees and security interests of each domestic material subsidiary of the Company, other than any domestic subsidiary of the Company with no material assets other than capital stock (and debt securities, if any) or one or more foreign subsidiaries that are CFCs, and, accordingly, each non-domestic guarantor of the Debt Indenture will cease to be required to, and will cease to, provide any guarantees in respect of the Debt Indenture.

DISSENTERS’ AND APPRAISAL RIGHTS
Dissenters’ Rights
The following is a summary of the provisions of the CBCA relating to an MDC Canada Shareholder’s Dissent Rights in respect of the Redomiciliation Proposal. Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder that seeks payment of the fair value of its MDC Canada Shares and is qualified in its entirety by reference to the full text of Section 190 of the CBCA, which is attached to this Prospectus/Proxy Statement as Annex P.
The statutory provisions dealing with the right of dissent are technical and complex. Any Dissenting Shareholder should seek independent legal advice, as failure to comply strictly with the provisions of Section 190 of the CBCA may result in the loss of all Dissent Rights.
Each Dissenting Shareholder is entitled to be paid the fair value of all, but not less than all, of such Dissenting Shareholder’s MDC Canada Shares, provided that the Dissenting Shareholder strictly complies with the dissent procedures with respect to the Redomiciliation Proposal. Fair value is determined as of the close of business on the day before the date upon which the Proposed Transactions are approved by MDC Canada Shareholders.
In many cases, MDC Canada Shares beneficially owned by a holder are registered either (a) in the name of a broker, investment dealer or other intermediary that the beneficial MDC Canada Shareholder deals with in respect of such shares, or (b) in the name of a depositary, such as CDS, of which the intermediary is a participant. However, a beneficial MDC Canada Shareholder will not be entitled to exercise his, her or its Dissent Rights directly (unless the MDC Canada Shares are re-registered in the beneficial MDC Canada Shareholder’s name).
To exercise Dissent Rights, an MDC Canada Shareholder must dissent with respect to all of the MDC Canada Shares held by such MDC Canada Shareholder. In accordance with the provisions of the CBCA, registered MDC Canada Shareholder that wishes to dissent must deliver his, her or its written objection to the Redomiciliation Proposal (a “Dissent Notice”) to MDC Canada at 121 Bloor Street East, Suite 300, Toronto, ON M4W 3M5 at or before the Meeting and such Dissent Notice must strictly comply with the requirements of Section 190 of the CBCA. Any failure a Dissenting Shareholder to fully comply with the provisions of the CBCA may result in the loss of such holder’s Dissent Rights. Any beneficial MDC Canada Shareholders that wishes to exercise Dissent Rights must cause the registered MDC Canada Shareholder holding his, her or its MDC Canada Shares to deliver the Dissent Notice or instruct the registered holder to re-register the shares in the name of such beneficial MDC Canada Shareholder. MDC Canada Shareholders that vote in favor of the Redomiciliation Proposal will not be entitled to Dissent Rights but the failure of an MDC Canada Shareholder to vote against the Redomiciliation Proposal will not constitute a waiver of such MDC Canada Shareholder’s Dissent Rights and a vote against the Redomiciliation Proposal will not be deemed to satisfy notice requirements under the CBCA with respect to Dissent Rights.
If the Redomiciliation Proposal is approved and, pursuant to Section 190(6) of the CBCA, MDC Canada notifies a Dissenting Shareholder that provided a Dissent Notice that the Redomiciliation Proposal has been adopted, in order to exercise Dissent Rights, such MDC Canada Shareholder must, within 20 days after MDC Canada gives such notice, send to MDC Canada a written notice containing that holder’s name and address, the number of shares in respect of which the holder dissents (the “Dissent Shares”) and a demand for payment of the fair value of such shares. Such MDC Canada Shareholder must, within 30 days after sending such notice, send the certificate or certificates representing those Dissent Shares to MDC Canada or AST Canada, whereupon, subject to the provisions of the CBCA relating to the termination of Dissent Rights, the MDC Canada Shareholder becomes a Dissenting Shareholder, and is bound to sell and MDC Canada is bound to purchase and cancel those MDC Canada Shares. Such Dissenting Shareholder may not vote, or exercise or assert any rights of MDC Canada Shareholder in respect of such Dissent Shares, other than the rights set forth Section 190 the CBCA.
If a Dissenting Shareholder is ultimately entitled to be paid by MDC Canada for their Dissent Shares, such Dissenting Shareholder may enter an agreement with MDC Canada for the fair value of such Dissent

Shares. If such Dissenting Shareholder does not reach an agreement with MDC Canada, such Dissenting Shareholder, or MDC Canada, may apply to the Court, and the Court may:
(i)
determine the fair value of the Dissent Shares;

(ii)
join in the application of each Dissenting Shareholder who has not agreed with MDC on the amount of the fair value of the Dissent Shares; and

(iii)
make consequential orders and give directions as the Court considers appropriate.

In no circumstances will MDC Canada or any other Person be required to recognize a Person as a Dissenting Shareholder: (i) unless such Person is the registered holder of the MDC Canada Shares in respect of which Dissent Rights are sought to be exercised immediately prior to the Redomiciliation Effective Time; (ii) unless such Person has voted or instructed a proxy holder to vote such Dissent Shares in favor of the Redomiciliation Proposal; or (iii) unless such Person has strictly complied with the procedures for exercising Dissent Rights set out in Section 190 of the CBCA and does not withdraw such Dissent Notice prior to the Redomiciliation Effective Time.
Dissent Rights with respect to Dissent Shares will terminate and cease to apply to the Dissenting Shareholder if: (a) the Dissenting Shareholders withdraw the payment demand prior to an offer being made by MDC Canada, (b) MDC Canada fails to make an offer of payment and Dissenting Shareholder withdraws the Dissent Notice, or (c) the Proposed Transactions are not completed. If any of these events occur, MDC Canada must return the share certificates representing the MDC Canada Shares to the Dissenting Shareholder and the Dissenting Shareholder regains the ability to vote and exercise its rights as an MDC Canada Shareholder.
The discussion above is only a summary of the Dissent Rights, which are technical and complex. An MDC Canada Shareholder that intends to exercise Dissent Rights must strictly adhere to the procedures established in Section 190 of the CBCA and failure to do so may result in the loss of all Dissent Rights. Persons who are beneficial shareholders of MDC Canada Shares registered in the name of an intermediary, or in some other name, who wish to exercise Dissent Rights, should be aware that only the registered owner of such MDC Canada Shares is entitled to dissent.
Accordingly, each MDC Canada Shareholder wishing to avail himself, herself or itself of the Dissent Rights should carefully consider and comply with Section 190 of the CBCA and seek his, her or its own legal advice.
An MDC Canada Shareholder who intends to exercise Dissent Rights is strongly urged to review the section below entitled “Certain Canadian Federal Income Tax Considerations” and to consult with their own tax advisors regarding the Canadian income tax treatment of exercising such Dissent Rights.
TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SECTION 190 OF THE CBCA, THE CBCA WILL GOVERN.
Appraisal Rights under Delaware Law
Under Delaware law, if a holder of MDC Delaware Class B Common Shares, MDC Delaware Series 4 Shares, or MDC Delaware Series 6 Shares of record does not wish to accept the consideration provided for in the Transaction Agreement and the MDC Merger is completed, such MDC Delaware stockholder has the right to seek appraisal of his, her or its MDC Delaware Class B Common Shares, MDC Delaware Series 4 Shares, or MDC Delaware Series 6 Shares and to receive payment in cash for the fair value of his, her or its MDC Delaware Class B Common Shares, MDC Delaware Series 4 Shares, or MDC Delaware Series 6 Shares, exclusive of any element of value arising from the accomplishment or expectation of the MDC Merger, as determined by the Court, together with interest, if any, to be paid upon the amount determined to be the fair value of such shares. These rights are known as appraisal rights under Delaware law. The “fair value” of such shares as determined by the Court may be more or less than, or the same as, the consideration that the MDC Delaware stockholder is otherwise entitled to receive for the same number of shares under the terms of the Transaction Agreement. MDC Delaware stockholders of record who elect to exercise appraisal rights must not vote in favor of or consent in writing to the adoption of the Transaction Agreement, must properly demand appraisal of their shares and must comply with the other requirements of Section 262 of the DGCL to perfect their rights. Strict compliance with the statutory procedures in Section 262 of the DGCL is required. Failure to strictly comply with the procedures specified in a timely and proper manner will result in the loss of appraisal rights under Delaware law. An MDC Delaware stockholder of record who wishes to exercise appraisal rights, or preserve the ability to do so, must not approve the MDC Delaware Proxy Proposal.
Because the MDC Delaware Class A Common Shares will be listed on NASDAQ immediately prior to the MDC Merger, and because the holders of MDC Delaware Class A Common Shares are not required by the terms of the Transaction Agreement to accept for their shares anything other than Combined Company Class A Common Shares, which will be listed on NASDAQ following the MDC Merger, the holders of MDC Canada Class A Common Shares who will hold MDC Delaware Class A Common Shares immediately prior to the MDC Merger will not be entitled to appraisal rights in connection with the MDC Merger.
This section is intended only as a brief summary of the material provisions of the Delaware statutory procedures that an MDC Delaware stockholder must follow in order to seek and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and the law pertaining to appraisal rights under the DGCL, and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which is attached as Annex H to this Proxy Statement and incorporated by reference herein. Annex H should be reviewed carefully by any stockholder who wishes to exercise appraisal rights or who wishes to preserve the right to do so, since failure to comply with the procedures of the statute will result in the loss of appraisal rights. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262 of the DGCL. Unless otherwise noted, all references in this summary to “MDC Delaware stockholders” or “you” are to the MDC Canada Shareholders that following the Redomiciliation will be the record holders of shares of MDC Delaware Class B Common Shares, MDC Delaware Series 4 Shares, or MDC Delaware Series 6 Shares immediately prior to the MDC Merger as to which appraisal rights are asserted. Unless otherwise noted, all references in this summary to “MDC Delaware Shares” are to the MDC Delaware Class B Common Shares, MDC Delaware Series 4 Shares, and MDC Delaware Series 6 Shares. A person having a beneficial interest in shares of MDC Delaware Shares immediately prior to the MDC Merger that will be held of record in the name of another person must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.
Section 262 of the DGCL requires that, when a merger agreement is adopted by a written consent of stockholders in lieu of a meeting of stockholders, each of the stockholders entitled to appraisal rights must be given notice of the approval of the merger and that appraisal rights are available. A copy of Section 262 of the DGCL must be included with such notice. The notice must be provided after the merger is approved and no later than 10 days after the effective time of the merger. This Proxy Statement/Prospectus is not intended to constitute such notice under Section 262 of the DGCL. Only those MDC Canada Shareholders who do not vote in favor of the MDC Delaware Proxy Proposal and who did not grant the MDC Delaware Proxy are entitled to receive such notice. The notice may be given by MDC Delaware, if sent prior to the MDC Merger, or the Surviving Corporation if given after the MDC Merger. If given at or after the MDC Merger, the notice must also specify the time of the MDC Merger, otherwise, a supplementary notice will provide this information.
Following the MDC Merger, New MDC will send all non-consenting stockholders who satisfy the other statutory conditions the notice regarding the receipt of such written consents. An MDC Delaware stockholder electing to exercise his, her or its appraisal rights will need to take action at that time in response to such notice, but this description is being provided to all MDC Canada Shareholders now so that you can determine whether you wish to preserve your ability to demand appraisal rights in the future in response to such notice.
How to Preserve, Exercise and Perfect Your Appraisal Rights
In order to preserve your right to receive notice and to demand appraisal rights, you must not vote in favor of the MDC Delaware Proxy Proposal or grant the MDC Delaware Proxy. As described below, you must also continue to hold your shares through the completion of the MDC Merger.

If you elect to demand appraisal of your MDC Delaware Shares, you must deliver to MDC Delaware or New MDC, as applicable, at the specific address, which will be included in the notice of appraisal rights, a written demand for appraisal of your shares within 20 days after the date of the giving of such notice. A demand may be delivered by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Do not submit a demand before the date of the notice of appraisal rights, because under Delaware case law, a demand that is made before the date of such notice may not be effective to perfect your appraisal rights.
An MDC Delaware stockholder wishing to exercise appraisal rights must hold of record MDC Delaware Shares on the date the written demand for appraisal is made and must continue to hold of record such shares through the effective time of the MDC Merger. Appraisal rights will be lost if your MDC Delaware Shares are transferred prior to the MDC Merger. If you are not the stockholder of record, you will need to follow special procedures as discussed further below.
If you and/or the record holder of your MDC Delaware Shares fail to comply with all of the requirements of Section 262 of the DGCL to perfect your appraisal rights, and the MDC Merger is completed, you (assuming that you hold your shares through the MDC Merger) will be entitled to receive payment for your MDC Delaware Shares, as provided for in the Transaction Agreement, but you will have no appraisal rights with respect to your shares.
In order to satisfy Section 262 of the DGCL, a demand for appraisal in respect of shares of MDC Delaware Shares must reasonably inform MDC Delaware or the Surviving Corporation, as applicable, of the identity of the MDC Delaware stockholder of record and his, her or its intent to demand the appraisal of such holder’s MDC Delaware Shares. The demand cannot be made by the beneficial owner of MDC Delaware Shares if such beneficial owner does not also hold of record MDC Delaware Shares. The beneficial owner of MDC Delaware Shares must, in such cases, have the holder of record of such MDC Delaware Shares submit the required demand in respect of such shares.
If MDC Delaware Shares are held of record by a person other than the beneficial owner, including a fiduciary (such as a trustee, guardian or custodian) or other nominee, a demand for appraisal must be executed by such record holder. If the MDC Delaware Shares are held of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for an MDC Delaware stockholder; however, the agent must identify the record holder or holders and expressly disclose the fact that, in executing the demand, he, she or it is acting as agent for the record holder or holders. A record holder, who holds MDC Delaware Shares as a nominee for others, may exercise his, her or its right of appraisal with respect to the MDC Delaware Shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number and type of MDC Delaware Shares as to which appraisal is sought. Where no number of MDC Delaware Shares is expressly mentioned, the demand for appraisal will be presumed to cover all MDC Delaware Shares held in the name of the record holder.
Actions After Completion of the MDC Merger
At any time within 60 days after the effective time of the MDC Merger, any MDC Delaware stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party will have the right to withdraw a demand for appraisal and accept the consideration for his, her or its MDC Delaware Shares provided for in the Transaction Agreement by delivering to the Surviving Corporation a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective time of the MDC Merger will require written approval of the Surviving Corporation. Unless the demand for appraisal is properly withdrawn by the stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party and he, she or it has accepted the terms offered upon the MDC Merger within 60 days after the effective time of the MDC Merger, no appraisal proceeding in the Court will be dismissed as to any MDC Delaware stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just. If the Surviving Corporation does not approve a request to withdraw a demand for appraisal when that approval is required, or if the Court does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be more or less than, or the same as, the consideration for his, her or its MDC Delaware Shares provided for in the Transaction Agreement.
Within 120 days after the effective time of the MDC Merger, but not thereafter, either the Surviving Corporation or any MDC Delaware stockholder who has complied with the requirements of Section 262 of the DGCL and is otherwise entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Court demanding a determination of the fair value of the MDC Delaware Shares held by all stockholders entitled to appraisal. Upon the filing of such a petition by an MDC Delaware stockholder, service of a copy of such petition will be made upon the Surviving Corporation. New MDC has no present intent to cause the Surviving Corporation to file such a petition and has no obligation to cause such a petition to be filed, and MDC Delaware stockholders should not assume that the Surviving Corporation will file a petition. Accordingly, the failure of an MDC Delaware stockholder to file such a petition within the period specified could nullify his, her or its previous written demand for appraisal. In addition, within 120 days after the effective time of the MDC Merger, any MDC Delaware stockholder who has properly filed a written demand for appraisal, who did not approve the MDC Delaware Proxy Proposal and who has otherwise complied with the other such requirements of Section 262 of the DGCL, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), will be entitled to receive from the Surviving Corporation, a statement setting forth the aggregate number of MDC Delaware Shares for which a written consent adopting the Transaction Agreement was not submitted and with respect to which demands for appraisal have been received, and the aggregate number of holders of such shares. The statement must be given within 10 days after such request has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. A person who is the beneficial owner of MDC Delaware Shares held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation such statement.
If a petition for appraisal is duly filed by an MDC Delaware stockholder and a copy of the petition is served upon the Surviving Corporation, then the Surviving Corporation will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment of their MDC Delaware Shares and with whom agreements as to the value of their MDC Delaware Shares have not been reached by the Surviving Corporation. After notice to MDC Delaware stockholders who have demanded appraisal and the Surviving Corporation, if such notice is ordered by the Court, the Court is empowered to conduct a hearing upon the petition and to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided by Section 262 of the DGCL. The Court may require MDC Delaware stockholders who have demanded payment for their MDC Delaware Shares and who hold MDC Delaware Shares represented by certificates to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder fails to comply with that direction, the Court may dismiss the proceedings as to that stockholder.
After determining the MDC Delaware stockholders entitled to appraisal of their MDC Delaware Shares, the Court will appraise the MDC Delaware Shares in accordance with the rules of the Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court will determine the fair value of the MDC Delaware Shares as of the MDC Merger after taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the MDC Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. When the fair value has been determined, the Court will direct the payment of such value, with interest thereon accrued during the pendency of the proceeding, if the Court so determines, by the Surviving Corporation to the MDC Delaware stockholders entitled to receive the same upon surrender by those stockholders of the stock certificates representing their shares. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective time of the MDC Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time of the MDC Merger and the date of payment of the judgment. At any time before the entry of judgment in the proceeding, the surviving company may pay to each stockholder entitled to appraisal an amount in case, in which case interest will accrue thereafter only upon the sum of (1) the difference, if any, between the amount paid and the fair value of the shares as determined by the Court and (2) interests theretofore accrued, unless paid at that time.
No representation is made as to the outcome of the appraisal of fair value as determined by the Court and MDC Delaware stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the consideration provided for in the Transaction Agreement. Moreover, MDC does not anticipate offering more than the consideration provided for in the Transaction Agreement to any stockholder exercising appraisal rights, and MDC reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of an MDC Delaware Share is less than the consideration provided for in the Transaction Agreement in respect of such share.
In determining “fair value,” the Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger and that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.
Costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court and imposed upon the Surviving Corporation and the MDC Delaware stockholders participating in the appraisal proceeding by the Court, as it deems equitable in the circumstances. Each MDC Delaware stockholder seeking appraisal is responsible for his, her or its attorneys’ and expert witness expenses; although, upon the application of a stockholder, the Court could order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, to be charged pro rata against the value of all MDC Delaware Shares entitled to appraisal. Any MDC Delaware stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the MDC Merger, be entitled to deliver written consent or vote any MDC Delaware Shares subject to that demand for any purpose or to receive payments of dividends or any other distributions with respect to those MDC Delaware Shares, other than with respect to payments as of a record date prior to the effective time of the MDC Merger.
If no petition for appraisal is filed within 120 days after the effective time of the MDC Merger, then you will lose the right to appraisal and instead will receive the consideration for your MDC Delaware Shares pursuant to the Transaction Agreement. If you otherwise fail to perfect your appraisal rights or successfully withdraw your demand for appraisal then your right to appraisal will cease and you will only be entitled to receive the consideration for your MDC Delaware Shares pursuant to the Transaction Agreement.
FAILING TO FOLLOW PROPER STATUTORY PROCEDURES WILL RESULT IN LOSS OF YOUR APPRAISAL RIGHTS.
In view of the complexity of Section 262 of the DGCL, MDC Canada Shareholders who may wish to pursue appraisal rights should consult their legal and financial advisors.
TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SECTION 262 OF THE DGCL, THE DGCL WILL GOVERN.

THE TRANSACTION AGREEMENT
This section describes material terms of the Transaction Agreement. The description in this section and elsewhere in this Proxy Statement/Prospectus is qualified in its entirety by reference to the complete text of the Transaction Agreement, a copy of which is attached as Annex I and is incorporated by reference into this Proxy Statement/Prospectus. This summary does not purport to be complete and may not provide all of the information about the Transaction Agreement that might be important to you in determining how to vote. We urge you to read the Transaction Agreement carefully and in its entirety.
Explanatory Note Regarding the Transaction Agreement
The Transaction Agreement is attached to this Proxy Statement/Prospectus as Annex I and described in this summary to provide you with information regarding its terms. The Transaction Agreement contains representations and warranties by MDC, on the one hand, and by Stagwell, on the other hand, with respect to themselves and their respective subsidiaries (including, with respect to MDC, New MDC and Merger Sub and, with respect to Stagwell, the Stagwell Subject Entities) which were made solely for the benefit of the other parties for purposes of the Transaction Agreement. The representations, warranties and covenants made in the Transaction Agreement by MDC and Stagwell were qualified and subject to important limitations agreed to by MDC, New MDC, Merger Sub and Stagwell in connection with negotiating the terms of the Transaction Agreement, including specified exceptions and qualifications contained in information provided pursuant to certain disclosure letters that MDC, on the one hand, and Stagwell, on the other hand, delivered to each other in connection with the Transaction Agreement. In particular, in your review of the representations and warranties contained in the Transaction Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of allocating risk between the parties to the Transaction Agreement, rather than establishing matters as facts about MDC, New MDC, Merger Sub, MDC’s other subsidiaries, Stagwell, the Stagwell Subject Entities or any other person at the time they were made or otherwise. The representations and warranties may also be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Proxy Statement/Prospectus, may have changed since the date of the Transaction Agreement. Accordingly, the representations and warranties and other provisions of the Transaction Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this Proxy Statement/Prospectus and in the documents incorporated by reference into this Proxy Statement/Prospectus. See the section of this Proxy Statement/Prospectus entitled “Where You Can Find More Information.”
Structure of the Proposed Transactions
Through a series of steps and transactions, including the Redomiciliation and MDC Merger, OpCo will become a direct subsidiary of New MDC and treated as a disregarded entity for U.S. tax purposes. Stagwell will make the Stagwell OpCo Contribution in exchange for the Stagwell OpCo Units, causing OpCo to become a partnership for U.S. tax purposes, and the Stagwell New MDC Contribution in exchange for the Stagwell Class C Shares. On a pro forma basis (and (i) without giving effect to the conversion of any Combined Company Preferred Shares and (ii) including unvested restricted stock and restricted stock units of MDC), following the completion of the Proposed Transactions, it is anticipated that the existing holders of MDC Canada Class A Common Shares (including Stagwell) and MDC Canada Class B Common Shares will receive Combined Company Class A Common Shares and Combined Company Class B Common Shares equal to approximately 26% of the common equity of the Combined Company and Stagwell would be issued an amount of Combined Company Class C Common Shares equivalent to approximately 74% of the voting rights of the Combined Company and exchangeable, together with Stagwell OpCo Units, for Combined Company Class A Common Shares on a one-for-one basis at Stagwell’s election following a six-month holding period. However, the number of Stagwell OpCo Units, the number of Stagwell Class C Shares and the percentage of the Combined Company that Stagwell will hold following the consummation of the Proposed Transactions will each be reduced, and the percentage of the Combined Company that existing MDC Canada Shareholders will hold will be proportionally increased, if Stagwell is unable to effect the Stagwell Restructuring prior to the Closing.

Following the completion of the Proposed Transactions, the Combined Company will be a Delaware incorporated corporation organized in an Up-C structure, in which all of the assets and business of MDC and assets and businesses contributed by Stagwell in the Stagwell OpCo Contribution will be held by OpCo, an entity treated as a partnership, or “passthrough” entity, for U.S. federal income tax purposes, and will be operated through OpCo and its subsidiaries. The Combined Company’s sole material asset will be the common units and preferred units of OpCo.
Completion and Effectiveness of the Proposed Transactions
The closing of the Stagwell Contributions will take place five business days after the conditions set forth in the Transaction Agreement have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of such conditions).
Consideration
Current, non-dissenting holders of MDC Canada Common Shares or MDC Canada Preferred Shares will own the same number of such Common Shares or Preferred Shares in the Combined Company following the Proposed Transactions, i.e., in connection with the Proposed Transactions, each such holder will receive:
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for each MDC Canada Class A Common Share, one Combined Company Class A Common Share,

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for each MDC Canada Class B Common Share, one Combined Company Class B Common Share,

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for each MDC Canada Series 4 Share, one Combined Company Series 4 Share; and

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for each MDC Canada Series 6 Share, one Combined Company Series 6 Share.

Treatment of MDC Equity Awards
Pursuant to the Transaction Agreement, following the completion of the Proposed Transactions, each holder of MDC Incentive Awards will hold the same number of MDC Incentive Awards as the number of MDC Incentive Awards such holder held immediately prior to the effective time of the MDC Merger, except that the security referenced under or issuable upon exercise or settlement of each such Combined Company Incentive Award will be Combined Company Common Shares (or, as applicable, the cash equivalent) rather than MDC Canada Common Shares (or, as applicable, the cash equivalent). Except for the foregoing, following the completion of the Proposed Transactions, each MDC Incentive Award will continue to be governed by the same terms and conditions as were applicable to such MDC Incentive Award immediately prior to the effective time of the MDC Merger.
Effect of the Proposed Transactions on the Company Debt
Prior to the completion of the Proposed Transactions, the MDC Credit Agreement is expected to be terminated in full.
In connection with the Proposed Transactions, the Company will accede as a borrower to each of the Stagwell Credit Agreements and, in connection with such accession, each domestic material subsidiary of the Company, other than any domestic subsidiary of the Company with no material assets other than capital stock (and debt securities, if any) or one or more foreign subsidiaries that are CFCs, will be required to guarantee and grant security in respect of the Stagwell Credit Agreements.
As noted above, and as a result of certain amendments to the terms of the Debt Indenture, in combination with the termination of the MDC Credit Agreement, each existing non-domestic guarantor of the Debt Indenture will cease to be required to, and will cease to, provide any guarantees in respect of the Debt Indenture, and, from the accession of the Company as a Borrower to the Stagwell Credit Agreements, each domestic material subsidiary of the Company, other than any domestic subsidiary of the Company with no material assets other than capital stock (and debt securities, if any) or one or more foreign subsidiaries that are CFCs, will be required to guarantee the Debt Indenture.

Withholding Rights
Each of Stagwell, MDC, OpCo and New MDC are entitled to deduct and withhold from the consideration otherwise payable to any person pursuant to the Transaction Agreement such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986, as amended, and any successor provision of U.S. federal law (the “Code”), or any applicable provisions of state, local or foreign tax lax. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes of the Transaction Agreement as having been paid to the person in respect of which such deduction and withholding were made.
Representations and Warranties
MDC and Stagwell made customary representations and warranties in the Transaction Agreement on behalf of themselves and their respective subsidiaries (including, with respect to MDC, New MDC and Merger Sub) that are subject, in some cases, to specified exceptions and qualifications contained in the Transaction Agreement or in information provided pursuant to certain disclosure letters that MDC, on the one hand, and Stagwell, on the other, delivered to each other in connection with the Transaction Agreement. The representations and warranties made by MDC are also subject to and qualified by certain information included in certain filings MDC has made with the SEC.
Many of the representations and warranties are reciprocal and apply to MDC and Stagwell, as applicable, and their respective subsidiaries (including, with respect to MDC, New MDC and Merger Sub). Some of the more significant representations and warranties relate to:
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corporate organization, existence and good standing, and requisite corporate power and authority to carry on business;

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capital structure;

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corporate authority to enter into the Transaction Agreement and the enforceability thereof;

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required governmental approvals;

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the absence of any breach or violation of organizational documents or contracts as a result of entry into the Transaction Agreement or the consummation of Proposed Transactions;

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financial statements and, with respect to MDC, SEC reports, including their preparation in accordance with GAAP, and with respect to MDC, filing or furnishing with the SEC, and compliance with the applicable rules and regulations promulgated thereunder, and that such reports and financial statements fairly present, in all material respects, the relevant financial position and results of operations;

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the maintenance of internal disclosure controls and internal control over financial reporting;

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the absence of undisclosed liabilities;

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compliance with laws and government regulations, including environmental laws;

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compliance with applicable laws related to employee benefits and the Employment Retirement Income Security Act;

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the absence since the most recent balance sheet date of MDC or Stagwell, as applicable, of (i) events or circumstances that, in combination with any other events or circumstances, would reasonably be expected to have a material adverse effect or (ii) any action that would constitute a breach of certain interim operating covenants if such action was taken between the date of the Transaction Agreement and the Closing;

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the absence of certain material litigation, investigations, claims and actions;

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the reliability and accuracy of information supplied for this Proxy Statement/Prospectus;

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the accuracy and completeness of certain tax matters;

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the absence of collective bargaining agreements and other employment and labor matters;

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ownership of or right to intellectual property, and absence of infringement;

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title and rights to real property;

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in the case of MDC, the receipt of fairness opinions from financial advisors;

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in the case of MDC, the requisite vote of shareholders to consummate the Proposed Transactions;

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the existence of and compliance with certain material contracts;

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the existence and maintenance of insurance;

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the absence of undisclosed brokers’ fees or finders’ fees relating to the Proposed Transactions; and

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compliance with the Foreign Corrupt Practices Act of 1977, as amended, and anti-corruption laws in other jurisdictions.

MDC made additional representations and warranties in the Transaction Agreement in relation to the business of Merger Sub.
Many of the representations and warranties made by each of MDC and Stagwell are qualified by a “material adverse effect” standard (that is, they will not be deemed untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the party making the representation and warranty). Certain of the representations and warranties are qualified by a general materiality standard or by a knowledge standard. For the purpose of the Transaction Agreement, a “material adverse effect” with respect to each of MDC or Stagwell means any fact, circumstance, occurrence, event, development, change or condition (each referred to as an “effect”) that, either individually or together with one or more other contemporaneously existing effects, is materially adverse to the business, financial condition, assets, liabilities or results of operation of MDC and its subsidiaries, taken as a whole, or the Stagwell Subject Entities, taken as a whole, as applicable, excluding:
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effects generally affecting the economy, the financial or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world where MDC or any of the Stagwell Subject Entities, as applicable, conducts business;

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effects in the industries in which MDC or any of the Stagwell Subject Entities, as applicable, conducts business;

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any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other law of or by any national, regional, state or local governmental entity, or market administrator;

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any changes in GAAP or accounting standards or interpretations thereof;

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any hurricane, tornado, flood, earthquake or other weather or natural disaster;

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any effects resulting from hostilities or acts of war (whether or not declared), civil disobedience, terrorism, military actions, geopolitical conditions or any escalation or worsening of the foregoing;

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any epidemic, pandemic or disease outbreak (including COVID-19), or other public health condition, or any other force majeure event;

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the announcement or the existence of the Transaction Agreement or the Proposed Transactions or the compliance with or performance of the Transaction Agreement;

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any taking of any action at the specific written request of the other party;

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any failure to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period; or

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in the case of MDC, any changes in the share price or trading volume of the MDC Canada Class A Common Shares or in MDC’s credit rating,

except, in each case, to the extent that such effect disproportionately affects MDC and its subsidiaries, taken as a whole, or the Stagwell Subject Entities, taken as a whole, as applicable, relative to other similarly situated companies in the industry in which MDC or the Stagwell Subject Entities, as applicable, operate.

THE DESCRIPTION OF THE TRANSACTION AGREEMENT IN THIS PROXY STATEMENT/PROSPECTUS HAS BEEN INCLUDED TO PROVIDE YOU WITH INFORMATION REGARDING ITS TERMS. THE TRANSACTION AGREEMENT CONTAINS REPRESENTATIONS AND WARRANTIES MADE BY AND TO THE PARTIES AS OF SPECIFIC DATES. THE STATEMENTS EMBODIED IN THOSE REPRESENTATIONS AND WARRANTIES WERE MADE FOR PURPOSES OF THE CONTRACT BETWEEN THE PARTIES AND ARE SUBJECT TO QUALIFICATIONS AND LIMITATIONS AGREED BY THE PARTIES IN CONNECTION WITH NEGOTIATING THE TERMS OF THE TRANSACTION AGREEMENT AND IN SOME CASES WERE QUALIFIED BY CONFIDENTIAL DISCLOSURES MADE BY THE PARTIES, WHICH DISCLOSURES ARE NOT REFLECTED IN THE TRANSACTION AGREEMENT ATTACHED AS ANNEX I TO THIS PROXY STATEMENT/PROSPECTUS. IN ADDITION, CERTAIN REPRESENTATIONS AND WARRANTIES WERE MADE AS OF A SPECIFIED DATE AND THE REPRESENTATIONS AND WARRANTIES WERE GENERALLY USED FOR THE PURPOSE OF ALLOCATING RISK BETWEEN THE PARTIES RATHER THAN ESTABLISHING MATTERS AS FACTS.
No Survival of Representations and Warranties
The representations and warranties in the Transaction Agreement of each of MDC and Stagwell on behalf of itself and its subsidiaries will not survive the consummation of the Proposed Transactions.
Covenants
Conduct of Business Pending the Proposed Transactions
Each of MDC, on behalf of itself and its subsidiaries, on the one hand, and Stagwell, on behalf of the Stagwell Subject Entities, on the other hand, have agreed to certain covenants in the Transaction Agreement regarding the conduct of their respective businesses between the date of the Transaction Agreement and the Closing. Between the date of the Transaction Agreement and the Closing, except as (1) set forth in the applicable party’s disclosure letter, (2) consented to in writing by the other party (which consent will not be unreasonably withheld, conditioned or delayed), (3) required by applicable law, (4) in connection with certain laws, directives, orders, guidelines and recommendations adopted in connection with or in response to COVID-19, or (5) otherwise expressly required or contemplated by the Transaction Agreement, each of MDC and its subsidiaries on the one hand, and the Stagwell Subject Entities, on the other hand, will carry on their respective businesses in the ordinary course consistent with past practice and, to the extent consistent therewith, use reasonable best efforts to maintains their respective assets and preserve intact their respective businesses and operations.
Conduct of Business of MDC and its Subsidiaries Pending the Proposed Transactions
In addition, except as (1) set forth in MDC’s disclosure letter, (2) consented to in writing by Stagwell (which consent will not be unreasonably withheld, conditioned or delayed), (3) required by applicable law, (4) in connection with certain laws, directives, orders, guidelines and recommendations adopted in connection with or in response to COVID-19, or (5) otherwise expressly contemplated by the Transaction Agreement, between the date of the Transaction Agreement and the Closing, MDC agreed (subject to certain other exceptions, conditions and qualifications set forth in the Transaction Agreement) that it will not, and will cause its subsidiaries not to:
•
adopt or propose any change in its certificate of incorporation or by-laws or other applicable governing instruments;

•
other than with respect to direct or indirect wholly-owned subsidiaries, merge or consolidate with any other person, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements providing for the sale, lease, pledge, assignment or other disposition of their respective material assets, operations or business;

•
acquire any corporation, partnership or other business organization or division thereof or collection of assets constituting all or substantially all of a business or business unit, whether by merger or consolidation, purchase of substantial assets or equity interest or any other manner, from any other person;

•
except for equity-based or equity-related awards issued pursuant to MDC incentive plans with respect to MDC Canada Common Shares (“MDC Incentive Awards”) and outstanding as of the date of the Transaction Agreement or granted thereafter in the ordinary course of business consistent with past practice (and subject to certain other conditions as set forth and more particularly described in the Transaction Agreement), issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, units, warrants, phantom stock, stock appreciation rights, or any other equity or equity-based compensation or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

•
create or incur any lien securing indebtedness for borrowed money (other than a lien currently provided for under the MDC Credit Agreement, any permitted lien and/or the grant of any cash collateral in respect of letters of credit issued in respect of, or otherwise securing, ordinary course operating liabilities) on any assets having a value in excess of a certain threshold;

•
make any loans, advances, capital contributions to or investments in any person, other than between or among MDC and one or more its subsidiaries, in each case in excess of a certain threshold, or make any guarantees;

•
declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for declared dividends paid by any direct or indirect wholly-owned subsidiary to MDC or any other direct or indirect wholly-owned subsidiary) or enter into any contract with respect to the voting of its capital stock;

•
reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

•
incur any indebtedness for borrowed money (which, for the avoidance of doubt, does not include obligations in respect of cash-collateralized letters of credit issued in respect of, or other grants of cash collateral securing, ordinary course operating liabilities), other than between or among MDC and one or more its subsidiaries, or guarantee such indebtedness of another person, or issue or sell any debt securities or warrants or other rights to acquire any debt security, except for (A) indebtedness for borrowed money incurred in the ordinary course of business consistent with past practice and (B) guarantees incurred in compliance with the interim operating covenants under the Transaction Agreement;

•
make or authorize any capital expenditure in excess of a certain threshold;

•
(A) enter into any contract that contains (i) exclusivity or similar provisions, (ii) non-solicitation provisions, or (iii) “most favored nation” provisions, in each case that would limit in any material respect, following the Closing, MDC and its subsidiaries, taken as a whole, from engaging in their businesses; or (B) enter into any other contract that would have been classified as material contract pursuant to the Transaction Agreement had it been entered into prior to the date of the Transaction Agreement, other than (1) contracts entered into in the ordinary course of business consistent with past practice or (2) contracts with existing or new clients;

•
make any material changes with respect to material accounting policies or procedures, except as required by changes in applicable law or GAAP;

•
settle any suit, action, litigation or other proceeding (A) for an amount in excess of certain individual and aggregate thresholds or (B) in a manner that would impose any material restrictions on its assets, operations or businesses or result in any injunction or equitable relief against MDC or any of its subsidiaries (or, following the Closing, any Stagwell Subject Entity);

•
modify or amend in any material respect, grant a material waiver under or terminate any material contract other than in the ordinary course of business consistent with past practice;

•
change in any material respect any material method of accounting for tax purposes; (B) enter into any agreement with any governmental entity (including a “closing agreement” under Code

Section 7121) with respect to any material tax or material tax returns (other than in the ordinary course of business); (C) surrender a right to a material tax refund; (D) change an accounting period with respect to any material tax; (E) file an amended tax return; (F) change or revoke any material election with respect to taxes; (G) make any material election with respect to taxes that is inconsistent with past practice; (H) file any tax return that is inconsistent with past practice; or (I) consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment (other than in the ordinary course of business);
•
transfer, sell, lease, license, mortgage, pledge, divest, abandon, allow to lapse, cancel, fail to renew, fail to continue to prosecute, protect or defend or otherwise dispose of any material tangible or intangible assets (including intellectual property), licenses, operations, rights, product lines, businesses or interests therein, including the capital stock of any of its subsidiaries, except in connection with services provided in the ordinary course of business and sales or other dispositions of obsolete or worn-out assets, except for sales, leases, licenses, divestitures, cancellations, abandonments, lapses, expirations or other dispositions of assets with a fair market value not in excess of a certain threshold and, with respect to licenses of intellectual property, except for (A) any contract for open source software and (B) non-exclusive licenses that are commercially available “off-the-shelf” licenses or granted to or by service providers or to or by customers in which the grant of intellectual property is incidental to other performance under such contracts and entered into in the ordinary course of business consistent with past practice;

•
except as required to comply with applicable data protection laws, materially modify any privacy policies, notices or statements in a manner that (A) limits the ability or right of MDC or any of its subsidiaries to share or transfer data in connection with the Proposed Transactions, or (B) limits MDC’s or any subsidiary of MDC’s (or following the Closing, any Stagwell Subject Entity’s) use of the data;

•
(A) except to the extent required by any of MDC’s employee benefit plans as in effect on the date of the Transaction Agreement, grant any loan to or materially increase the compensation or benefits of any current or former director, officer, employee contractor or consultant of MDC of any of its subsidiaries, other than in the ordinary course of business consistent with past practice, (B) amend, adopt, establish, agree to establish, enter into or terminate any collective bargaining agreement or other labor union contract, (C) take any action to fund or in any other way secure the payment of compensation or benefits under any such benefit plan, or (D) hire any new employee, except for the hire of employees in the ordinary course of business consistent with past practice (including to fill vacancies) where such hiring does not relate to an employee with an annual base salary in excess of a certain threshold;

•
change in any material respect any policies or procedures for or timing of the collection of accounts receivable (or any other trade receivables), payment of accounts payable (or any other trade payables), billing of its customers, pricing and payment terms, cash collections, cash payments or terms with suppliers, in each case, other than changes required by suppliers, vendors and service providers or otherwise occurring in the ordinary course of business;

•
amend, terminate or allow to lapse any material licenses; or

•
agree, authorize or commit to do any of the foregoing.

Conduct of Business of the Stagwell Subject Entities Pending the Proposed Transactions
In addition, except as (1) set forth in Stagwell’s disclosure letter, (2) consented to in writing by MDC (which consent will not be unreasonably withheld, conditioned or delayed), (3) required by law, (4) in connection with certain laws, directives, orders, guidelines and recommendations adopted in connection with or in response to COVID-19, or (5) otherwise expressly contemplated by the Transaction Agreement, between the date of the Transaction Agreement and the Closing, Stagwell agreed (subject to certain other exceptions, conditions and qualifications set forth in the Transaction Agreement) that it will cause the Stagwell Subject Entities not to:
•
adopt or propose any change in its certificate of incorporation or by-laws or other applicable governing instruments;

•
other than with respect to direct or indirect wholly-owned subsidiaries, merge or consolidate with any other person, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements providing for the sale, lease, pledge, assignment or other disposition of their respective material assets, operations or business;

•
acquire any corporation, partnership or other business organization or division thereof or collection of assets constituting all or substantially all of a business or business unit, whether by merger or consolidation, purchase of substantial assets or equity interest or any other manner, from any other person;

•
issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, units, warrants, phantom stock, stock appreciation rights, or any other equity or equity-based compensation or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

•
create or incur any lien securing indebtedness for borrowed money (other than a lien currently provided for under the Stagwell Credit Agreements, any permitted lien and/or the grant of any cash collateral in respect of letters of credit issued in respect of, or otherwise securing, ordinary course operating liabilities) on any assets having a value in excess of a certain threshold;

•
make any loans, advances, capital contributions to or investments in any person, other than between or among one or more Stagwell Subject Entities, in each case in excess of a certain threshold or make any guarantees (other than pursuant to the Stagwell revolver financing and the Stagwell term loan financing and termination of the MDC Credit Agreement);

•
declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for declared dividends paid by any direct or indirect wholly-owned subsidiary of Stagwell to SMGH or any other direct or indirect wholly-owned subsidiary of SMGH and the declaration and payment of cash dividends by SMGH or any of its subsidiaries to Stagwell (so long as such cash dividends would not cause the requirement that the Stagwell Subject Entities be contributed with no greater than $260 million in the aggregate of net debt (the “Stagwell Net Debt Condition”) to fail to be satisfied at the Closing) or enter into any contract with respect to the voting of its capital stock;

•
reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

•
incur any indebtedness for borrowed money (which, for the avoidance of doubt, does not include obligations in respect of cash-collateralized letters of credit issued in respect of, or other grants of cash collateral securing, ordinary course operating liabilities), other than between or among one or more Stagwell Subject Entities, or guarantee such indebtedness of another person, or issue or sell any debt securities or warrants or other rights to acquire any debt security, except for (A) indebtedness for borrowed money incurred in the ordinary course of business consistent with past practice not in excess of a certain threshold, (B) guarantees incurred in compliance with the interim operating covenants under the Transaction Agreement and (C) incurrence of indebtedness that would not cause the Stagwell Net Debt Condition to fail to be satisfied at the Closing;

•
make or authorize any capital expenditure in excess of a certain threshold,

•
enter into any contract that would constitute a material contract under the Transaction Agreement had it been entered into prior to the date of the Transaction Agreement, other than (i) in the ordinary course of business consistent with past practice or (ii) contracts with existing or new clients;

•
make any material changes with respect to material accounting policies or procedures, except as required by changes in applicable law or GAAP;

•
settle any suit, action, litigation or other proceeding (A) for an amount in excess of certain individual and aggregate thresholds or (B) in a manner that would impose any material restrictions on its assets, operations or businesses or result in any injunction or equitable relief against any Stagwell Subject Entity (or, following the Closing, MDC or any of MDC’s subsidiaries);
•
modify or amend in any material respect, grant a material waiver under or terminate any material contract other than in the ordinary course of business consistent with past practice;

•
(A) change in any material respect any material method of accounting for tax purposes; (B) enter into any agreement with any governmental entity (including a “closing agreement” under Code Section 7121) with respect to any material tax or material tax returns (other than in the ordinary course of business); (C) surrender a right to a material tax refund; (D) change an accounting period with respect to any material tax; (E) file an amended tax return; (F) change or revoke any material election with respect to taxes; (G) make any material election with respect to taxes that is inconsistent with past practice; (H) file any tax return that is inconsistent with past practice; or (I) consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment (other than in the ordinary course of business);

•
transfer, sell, lease, license, mortgage, pledge, divest, abandon, allow to lapse, cancel, fail to renew, fail to continue to prosecute, protect or defend or otherwise dispose of any material tangible or intangible assets (including intellectual property), licenses, operations, rights, product lines, businesses or interests therein, including the capital stock of any subsidiary, except in connection with services provided in the ordinary course of business and sales or other dispositions of obsolete or worn-out assets, except for sales, leases, licenses, divestitures, cancellations, abandonments, lapses, expirations or other dispositions of assets with a fair market value not in excess of a certain threshold and, with respect to licenses of intellectual property, except for (A) any contract for open source software and (B) non-exclusive licenses that are commercially available “off-the-shelf” licenses or granted to or by service providers or to or by customers in which the grant of intellectual property is incidental to other performance under such contracts and entered into in the ordinary course of business consistent with past practice;

•
except as required to comply with applicable data protection laws, materially modify any privacy policies, notices or statements in a manner that (A) limits the ability or right of the Stagwell Subject Entities to share or transfer data in connection with the Proposed Transactions, or (B) limits any Stagwell Subject Entity’s (or, following the Closing, MDC’s or any subsidiary of MDC’s) use of the data;

•
(A) except to the extent required by any employee benefit plans of a Stagwell Subject Entity as in effect on the date of the Transaction Agreement, grant any loan to or materially increase the compensation or benefits of any current or former director, officer, employee, contractor or consultant of the Stagwell Subject Entities, other than in the ordinary course of business consistent with past practice, (B) amend, adopt, establish, agree to establish, enter into or terminate any collective bargaining agreement or other labor union contract, (C) take any action to fund or in any other way secure the payment of compensation or benefits under any such employee benefit plan, or (D) hire any new employee, except for the hire of employees in the ordinary course of business consistent with past practice (including to fill vacancies) where such hiring does not relate to an employee with an annual base salary in excess of a certain threshold;

•
change in any material respect any policies or procedures for or timing of the collection of accounts receivable (or any other trade receivables), payment of accounts payable (or any other trade payables), billing of its customers, pricing and payment terms, cash collections, cash payments or terms with suppliers, in each case, other than changes required by suppliers, vendors and service providers or otherwise occurring in the ordinary course of business;

•
amend, terminate or allow to lapse any material licenses; or

•
agree, authorize or commit to do any of the foregoing.

Post-Closing New MDC Board
Pursuant to the Transaction Agreement, effective as of the Closing, the New MDC Board will consist of nine members, including Mr. Mark Penn, three current independent directors of MDC to be identified by the MDC Special Committee prior to the Closing (the “Continuing Independent Directors”), four directors to be identified by Stagwell no later than 5 business days following the effectiveness of the registration statement of which this Proxy Statement/Prospectus forms a part and one director to be designated by an affiliate of Goldman Sachs. The Combined Company will cause the Continuing Independent Directors to be nominated as part of the Combined Company’s proposed slate of directors at the Combined Company’s next two annual meetings.
Other Post-Closing Governance Matters
The Transaction Agreement provides that, for so long as (x) Stagwell beneficially owns more than 10% of the then-issued and outstanding voting securities of the Combined Company, (y) a majority of the directors constituting the Combined Company Board were nominated by Stagwell, or (z) Stagwell has the contractual right to appoint a majority of the Combined Company Board:
•
any related-party transaction — which expressly includes any amendment or modification of (1) the Combined Company Certificate of Incorporation or the Combined Company Bylaws (to the extent related to any right, power or preference unique to Stagwell or its affiliates), (2) any Related Agreement or (3) the Transaction Agreement — by and between the Combined Company or any of its subsidiaries, on the one hand, and Stagwell or its affiliates (other than the Combined Company or such subsidiaries of the Combined Company), on the other hand, will require the approval of a majority of the independent directors then-serving on the Combined Company Board; and

•
any proposed business combination (excluding any business combination among direct or indirect subsidiaries of the Combined Company (other than OpCo)) following the Closing by and between the Combined Company, on the one hand, and Stagwell or any of its affiliates (other than the Combined Company and any of the Combined Company’s subsidiaries), on the other hand, will require (i) approval from a “majority of the minority” of Combined Company Shareholders, and (ii) the creation of a special committee of the post-Closing Combined Company Board comprised solely of independent directors with authority similar to that of the MDC Special Committee.

Financing Cooperation; MDC Credit Agreement
The Transaction Agreement requires MDC to use reasonable best efforts and to cause its subsidiaries to use reasonable best efforts to provide cooperation in connection with obtaining debt financing as may be reasonably requested by Stagwell, and the Transaction Agreement requires Stagwell to use reasonable best efforts and to cause its subsidiaries to use reasonable best efforts to provide cooperation in connection with obtaining consent under the Debt Indenture or to complete a refinancing of the Senior Notes as may be reasonably requested by MDC. MDC has also agreed to deliver all notices, cooperate with Stagwell and take all other actions reasonably requested by Stagwell to facilitate the termination at or prior to the Closing of all commitments in respect of the existing credit agreement with MDC’s subsidiary as the borrower (the “MDC Credit Agreement”), the repayment in full on or prior to the Closing of all obligations in respect of the indebtedness under the MDC Credit Agreement, and the release on or as soon as reasonably practicable after the Closing of any liens securing all such indebtedness and guarantees in connection therewith.
Certain Additional Covenants and Agreements
The Transaction Agreement contains certain other covenants and agreements, including, among others, covenants relating to access to information and notices of certain events, public announcements relating to the Transaction Agreement and the Proposed Transactions, the preparation and filing of the registration statement of which this Proxy Statement/Prospectus forms a part, exemption from takeover laws, certain director and officer resignations, the submission of an application for the listing of the shares of New MDC Class A Common Shares to be issued in the MDC Reorganization on NASDAQ, actions in respect of certain tax matters, the treatment of indebtedness of the Stagwell Subject Entities and distribution of any surplus (subject to the Stagwell Net Debt Condition) to Stagwell at the Closing, integration planning, the Stagwell Restructuring, the repayment and termination of the MDC Credit Agreement and various post-Closing governance matters.

Conditions to the Completion of the Proposed Transactions
Conditions to Each Party’s Obligations to Effect the Proposed Transactions
Each party’s obligations to effect the Proposed Transactions are subject to the satisfaction, or to the extent permitted by applicable law, the waiver on or prior to the date of the Closing of each of the following conditions:
•
receipt of (A) the Required Shareholder Approvals in accordance with applicable law, the articles of amalgamation, as amended, and bylaws of MDC, and the rules and requirements of NASDAQ, as applicable and (B) with respect to the MDC Merger, the MDC Merger Approval (as defined below) and:

•
the appointment and election of one or more directors following the Redomiciliation Effective Time to the extent no such director or directors have been named in the MDC Delaware Certificate of Incorporation; and

•
the approval and declaration by MDC Delaware that the Transaction Agreement and the Proposed Transactions, including the MDC Merger, are advisable by all necessary corporate or other action in accordance with the DGCL (other than, for the avoidance of doubt, the approval and adoption of the Transaction Agreement and the Proposed Transactions (including the MDC Merger) by the holders of a majority of voting power of the MDC Delaware Class A Common Shares, the MDC Delaware Class B Common Shares, and the MDC Delaware Series 6 Shares (such approval and adoption, the “MDC Merger Approval”) (this sub-bullet and the immediately foregoing sub-bullet, collectively, the “MDC Delaware Board Approval”).

•
all necessary shareholder, corporate or other approvals of MDC Delaware in accordance with applicable law;

•
the absence of any law, injunction, judgment, order or decree of any governmental entity of competent jurisdiction, in each case that temporarily or permanently prohibits or enjoins the consummation of the Proposed Transactions;

•
receipt of certain regulatory (including Hart-Scott-Rodino and Investment Canada Act) and NASDAQ approvals;

•
completion of each of the Stagwell revolver financing and the Stagwell term loan financing, and termination of the MDC Credit Agreement;

•
continuing consents from BSPI and Stagwell, as holders of preferred shares, to the Proposed Transactions; and

•
receipt of consent of Senior Note holders (which consent has been received as of the date hereof).

Conditions to Obligations of Stagwell
The obligations of Stagwell to effect the Proposed Transactions are also subject to the satisfaction, or to the extent permitted by applicable law, the waiver by Stagwell on or prior to the date of the Closing of each of the following conditions:
•
certain representations and warranties of MDC contained in the Transaction Agreement related to the absence of a material adverse effect with respect to MDC and its subsidiaries since the most recent balance sheet of MDC will be true and correct in all respects as of the Closing (except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct at and as of such date);

•
certain representations and warranties of MDC related to the capitalization of MDC and rights and arrangements relating to the equity interests of MDC and its subsidiaries will be true and correct in all respects (other than de minimis accuracies) as of the Closing Date (except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct at and as of such date);

•
certain representations and warranties of MDC related to corporate organization, existence and good standing, qualification to do business, capitalization of MDC’s subsidiaries, MDC’s voting securities, corporate authority to enter into the Transaction Agreement and the enforceability thereof, and the absence of undisclosed brokers’ fees or finders’ fees relating to the Proposed Transactions will be true and correct (without giving effect to any limitation as to materiality or “material adverse effect” standard set forth therein) in all material respects as of the closing date (except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct at and as of such date);

•
each of the other representations and warranties of MDC (other than those set forth above) will be true and correct (without giving effect to any limitation as to materiality or “material adverse effect” standard set forth therein) as of the closing date (except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct at and as of such date), except where the failure of such representations and warranties to be so true and correct individually or in the aggregate has not had, and would not reasonably be expected to have a “material adverse effect”;

•
each of the covenants of MDC to be performed as of or prior to the date of the Closing will have been performed in all material respects;

•
receipt of certain customary closing deliverables from MDC, as further described in the Transaction Agreement; and

•
the absence of any fact, circumstance, occurrence, event, development, change or condition that has occurred since the date of the Transaction Agreement and is continuing and which, individually or in the aggregate, has had or would reasonably be expected to have a “material adverse effect” on MDC and its subsidiaries.

Conditions to Obligations of MDC
•
The obligations of MDC to effect the Proposed Transactions are also subject to the satisfaction, or to the extent permitted by applicable law, the waiver by MDC on or prior to the date of the Closing of each of the following conditions:

•
certain representations and warranties of Stagwell contained in the Transaction Agreement related to the absence of a material adverse effect on the Stagwell Subject Entities since the most recent balance sheet of the Stagwell Subject Entities will be true and correct in all respects as of the Closing Date (except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct at and as of such date);

•
certain representations and warranties of Stagwell related to the capitalization of SMGH and rights and arrangements relating to the equity interests of the Stagwell Subject Entities will be true and correct in all respects (other than de minimis accuracies) as of the Closing Date (except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct at and as of such date);

•
certain representations and warranties of Stagwell related to corporate organization, existence and good standing, qualification to do business, Stagwell’s equity interest in SMGH and the capitalization of the Stagwell Subject Entities (other than SMGH), corporate authority to enter into the Transaction Agreement and the enforceability thereof, and the absence of undisclosed brokers’ fees or finders’ fees relating to the Proposed Transactions will be true and correct (without giving effect to any limitation as to materiality or “material adverse effect” standard set forth therein) in all material respects as of the Closing Date (except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct at and as of such date);

•
each of the other representations and warranties of Stagwell (other than those set forth above) will be true and correct (without giving effect to any limitation as to materiality or “material adverse effect” standard set forth therein) as of the Closing Date (except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct at and as of such date), except where the failure of such representations and warranties to be so true and correct individually or in the aggregate has not had, and would not reasonably be expected to have, a “material adverse effect”;
•
each of the covenants of Stagwell to be performed as of or prior to the date of the Closing will have been performed in all material respects;

•
receipt of certain customary closing deliverables from Stagwell, as further described in the Transaction Agreement;

•
the absence of any fact, circumstance, occurrence, event, development, change or condition that has occurred since the date of the Transaction Agreement and is continuing and which, individually or in the aggregate, has had or would reasonably be expected to have a “material adverse effect” on the Stagwell Subject Entities; and

•
receipt of either (i) copies of legal documentation reasonably satisfactory to MDC evidencing the completion of the Stagwell Restructuring on the terms set forth in the corresponding schedule to the Transaction Agreement, or (ii) in the event the Stagwell Restructuring has not been completed on the terms set forth in such schedule, written notice of Stagwell’s agreement that the number of Stagwell OpCo Units and the Stagwell Class C Shares be reduced for all purposes under the Transaction Agreement in accordance with the proviso to the definition of “Stagwell Contribution Consideration”.

No Solicitation of Alternative Proposals
Pursuant to the terms of the Transaction Agreement, and as more thoroughly described therein, MDC is subject to certain restrictions (including notice requirements to Stagwell) concerning proposals or offers from a third party or a group of third parties pursuant to which such party or group would own 20% or more of the voting power of MDC or 20% or more of the assets or businesses of MDC and its subsidiaries (an “Alternative Proposal” and any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, or other similar contract constituting or related to an Alternative Proposal or that would require MDC to abandon, terminate or fail to consummate the Proposed Transactions, an “Acquisition Agreement”) unless, subject to certain limitations therein, the MDC Special Committee or the MDC Board concludes in good faith, after consultation with its outside legal counsel, that a failure to take certain actions with respect to an Alternative Proposal would be inconsistent with its fiduciary duties under applicable law.
Specifically, MDC has agreed that from and after the date of the Transaction Agreement, it will, and will cause its subsidiaries and its and their respective directors, officers, members, employees, representatives, agents, attorneys, consultants, contractors, accountants, financial advisors and other advisors, to:
•
immediately cease and terminate, and cause to be ceased and terminated, all discussions and negotiations with any other person (other than Stagwell or its affiliates) regarding any Alternative Proposal or any inquiry, expression of interest, proposal, offer or request for information that would reasonably be expected to lead to or result in an Alternative Proposal;

•
terminate access by any other person (other than Stagwell or its affiliates) to any physical or electronic data room or other access to data or information of MDC, in each case relating to, or in connection with, any Alternative Proposal or any inquiry, expression of interest, proposal, offer or request for information that would reasonably be expected to lead to or result in an Alternative Proposal;

•
promptly request that each person that has received confidential information in connection with any Alternative Proposal or any inquiry, expression of interest, proposal, offer or request for information that would reasonably be expected to lead to or result in an Alternative Proposal return to MDC or destroy all confidential information heretofore furnished to such person by or on behalf of MDC and its subsidiaries; and

•
enforce, and not waive or modify or release or permit the release of any person from, any confidentiality, non-solicitation, no-hire, standstill or similar agreement entered into or amended in respect of any Alternative Proposal or any inquiry, expression of interest, proposal, offer or request for information that would reasonably be expected to lead to or result in an Alternative Proposal unless the MDC Special Committee or the MDC Board concludes in good faith, after consultation with its outside legal counsel, that a failure to take any action described in this bullet would be inconsistent with its fiduciary duties under applicable law.
In addition, subject to certain exceptions set forth below and as otherwise more thoroughly described in the Transaction Agreement, MDC has agreed that from and after the date of the Transaction Agreement, it will not, and will cause its subsidiaries and its and their respective directors, officers, members, employees, representatives, agents, attorneys, consultants, contractors, accountants, financial advisors and other advisors, not to:
•
solicit, initiate, assist or knowingly encourage or facilitate (including by way of furnishing confidential information), or engage in discussions or negotiations regarding, any inquiry, expression or interest, request for information, proposal or offer which constitutes or would be reasonably expected to lead to an Alternative Proposal, or the making or consummation thereof;

•
enter into any Acquisition Agreement with any person (other than Stagwell or its affiliates) for, constituting or otherwise relating to an Alternative Proposal or that would reasonably be expected to lead to or result in an Alternative Proposal;

•
approve, endorse or recommend any Alternative Proposal; or

•
resolve or agree to do any of the foregoing.

Notwithstanding these restrictions, the Transaction Agreement provides that, in response to an unsolicited, bona fide, written Alternative Proposal submitted to MDC or its representatives, MDC and its representatives are entitled (for so long as such Alternative Proposal has not been withdrawn), at any point prior to obtaining the Required Shareholder Approvals and subject to such person’s entry into a customary confidentiality agreement containing terms generally no less restrictive than the terms of the confidentiality agreement entered into between MDC and Stagwell, to (1) furnish information with respect to MDC and its subsidiaries to the person (or group of persons) making such proposal and its representatives; and (2) engage in discussions or negotiations regarding such proposal with the person (or group of persons) making such proposal and its representatives, so long as the following conditions are satisfied:
•
MDC, its subsidiaries and their respective representatives have not materially breached their non-solicitation obligations in respect of such person;

•
the MDC Special Committee or the MDC Board, as applicable, determines in good faith (after consultation with its financial advisor and outside counsel) that the proposal constitutes or is reasonably likely to lead to a “Superior Proposal” (as defined below); and

•
the MDC Special Committee or the MDC Board, as applicable, determines in good faith (after consultation with outside counsel) that the failure to furnish information or participate in such discussions or negotiations would be inconsistent with its fiduciary duties under applicable law.

The Transaction Agreement also requires MDC (1) to provide an executed copy of any confidentiality agreement of the type described above to Stagwell promptly (and in any event within 24 hours); (2) to notify Stagwell of the identity of such person promptly (and in any event prior to MDC’s furnishing information to the person making such Alternative Proposal or its representatives); and (3) to provide or make available to Stagwell any non-public information concerning MDC or any of its subsidiaries (to the extent not previously provided or made available to Stagwell) concurrently with it being made available to the person making such Alternative Proposal or its representatives.
For purposes of the Transaction Agreement, a “Superior Proposal” means any Alternative Proposal (with all references to 20% in the definition of “Alternative Proposal” above being treated as references to 50%) that (A) the MDC Special Committee or the MDC Board determines in its good faith judgment, after consultation with its outside legal counsel and financial advisors, would, if consummated, result in a transaction more favorable to MDC’s shareholders than the Proposed Transactions (including any bona fide written offer or proposal made by Stagwell in response to such Alternative Proposal or otherwise, in accordance with the time periods set forth in the Transaction Agreement), taking into account all the terms and conditions of such Alternative Proposal and the Transaction Agreement (including any conditions to and expected timing of consummation thereof, and all legal, financial and regulatory aspects of such

Alternative Proposal and the Transaction Agreement), (B) is not subject to any financing or due diligence conditionality and (C) is reasonably capable of being completed on the terms proposed.
No Change in Recommendation
Subject to limit exceptions summarized below and more thoroughly described in the Transaction Agreement, the Transaction Agreement requires that:
•
this Proxy Statement/Prospectus:

•
state that the MDC Board (upon recommendation of the MDC Special Committee) has unanimously (with the Interested Directors abstaining) determined that the Transaction Agreement and the Proposed Transactions are advisable and in the best interests of MDC and its shareholders (other than the Interested Shareholders); and

•
include the recommendation of the MDC Board (upon the recommendation of the MDC Special Committee) that the shareholders of MDC vote for the Proposals (such recommendation “MDC Board Recommendation”)

•
neither the MDC Board nor the MDC Special Committee withdraw, amend or modify, or publicly propose or resolve to withdraw, amend or modify, in a manner adverse to Stagwell, the MDC Board Recommendation (a “Change in Recommendation”).

Further, the Transaction Agreement provides that, subject to limited exceptions set forth below and more thoroughly described in the Transaction Agreement, neither the MDC Board nor the MDC Special Committee will directly or indirectly:
•
withdraw (or qualify or modify in any manner adverse to Stagwell), or publicly propose to withdraw (or qualify or modify in any manner adverse to Stagwell), the MDC Board Recommendation or the MDC Special Committee Recommendation,

•
recommend, adopt, or approve, or propose publicly to recommend, adopt, or approve any Alternative Proposal,

•
fail to include the MDC Board Recommendation or the MDC Special Committee Recommendation in this Proxy Statement/Prospectus;

•
recommend, adopt or approve, or propose publicly to recommend, adopt or approve, or allow MDC or any of its subsidiaries to execute or enter into any Acquisition Agreement; or

•
resolve, publicly propose or agree to do any of the actions described above.

Permitted Change in Recommendation — Superior Proposal
At any time prior to obtaining the Required Shareholder Approvals, in response to an Alternative Proposal with respect to MDC that was not, directly or indirectly, initiated, solicited, knowingly encouraged or facilitated by MDC or any of its subsidiaries or any of their respective representatives, the MDC Special Committee or the MDC Board, as applicable, may make a Change in Recommendation or terminate the Transaction Agreement and cause MDC to enter into an Acquisition Agreement with respect to such Alternative Proposal; provided, however, that MDC will not be entitled to exercise its right to make a Change in Recommendation in response to an Alternative Proposal with respect to MDC:
•
unless the MDC Special Committee or the MDC Board, as applicable, after consultation with its outside legal counsel and financial advisors, determines in good faith that (A) the Alternative Proposal constitutes a Superior Proposal and (B) the failure to make a Change in Recommendation would be inconsistent with its fiduciary duties under applicable law;

•
until five business days after MDC provides written notice to Stagwell advising Stagwell that the MDC Special Committee or the MDC Board, as applicable, intends to make a Change in Recommendation and specifying the material terms and conditions of the Superior Proposal, identifying the person or group making such Superior Proposal, and providing copies of all relevant documents relating to such Superior Proposal that MDC has received from such person or its representatives; and

•
if, (A) during such five-business day period Stagwell so requests, unless the MDC Special Committee or the MDC Board, as applicable, negotiates with Stagwell and its representatives in good faith to make such revisions or adjustments as would enable the MDC Board or the MDC Special Committee to proceed with its recommendation of the Transaction Agreement and the Proposed Transactions and not to make a Change in Recommendation and (B) unless at the end of such five-business day period the MDC Special Committee or the MDC Board, as applicable, after considering in good faith any such revisions or adjustments to the terms and conditions of the Transaction Agreement that Stagwell has offered in writing prior to the expiration of such period, continues to determine in good faith (after consultation with MDC’s financial advisors and outside legal counsel), that (i) the Alternative Proposal constitutes a Superior Proposal and (ii) the failure to make a Change in Recommendation would be inconsistent with its fiduciary duties under applicable law. Permitted Change in Recommendation — Intervening Event

At any time prior to obtaining the Required Shareholder Approvals, the MDC Special Committee or the MDC Board, as applicable, may, except with respect to an Alternative Proposal, make a Change in Recommendation in response to an “Intervening Event” (as defined below) (an “Intervening Event Change in Recommendation”) if the MDC Special Committee or the MDC Board, as applicable, determines in good faith (after consultation with outside legal counsel and financial advisors) that the failure to make such a Change in Recommendation would be inconsistent with its fiduciary duties under applicable law and provided further that:
•
MDC provides written notice Stagwell of the MDC Special Committee’s or the MDC Board’s intention to make an Intervening Event Change in Recommendation at least five business days prior to the taking of such action by the MDC Special Committee or the MDC Board, which notice must specify the facts and circumstances of the applicable Intervening Event in reasonable detail;

•
during such period and prior to making an Intervening Event Change in Recommendation, if requested by Stagwell, MDC and its representatives will negotiate in good faith with Stagwell and its representatives regarding any revisions or adjustments proposed by Stagwell to the terms and conditions of the Transaction Agreement as would enable the MDC Special Committee or the MDC Board, as applicable, to proceed with its recommendation of the Transaction Agreement and the Proposed Transactions and not make such Intervening Event Change in Recommendation; and

•
the MDC Special Committee or the MDC Board, as applicable, after considering in good faith any revisions or adjustments to the terms and conditions of the Transaction Agreement that Stagwell has, prior to the expiration of the five-business day period, offered in writing, continues to determine in good faith (after consultation with its outside legal counsel and financial advisors) that failure to make an Intervening Event Change in Recommendation would be inconsistent with its fiduciary duties under applicable law.

The term “Intervening Event” means a material fact, circumstance, occurrence, event, development, change or condition or combination thereof that:
•
was not known to or reasonably foreseeable by the MDC Special Committee or the MDC Board as of the date of the Transaction Agreement,

•
did not result from or arise out of the announcement or pendency of, or any action required to be taken (or to be refrained from being taken) pursuant to the Transaction Agreement, and

•
does not relate to:

•
an Alternative Proposal or Superior Proposal;

•
any fluctuation in the market price or trading volume of the MDC Canada Class A Common Shares, or

•
MDC or the Stagwell Subject Entities meeting, failing to meet or exceeding projections (however, none of the foregoing will prevent or affect a determination that an Intervening Event has occurred).

Termination of the Transaction Agreement
The Transaction Agreement may be terminated at any time prior to the completion of the Closing, whether before or after receipt of the Required Shareholder Approvals, under the following circumstances:

•
by mutual written consent of Stagwell and MDC;

•
by either Stagwell or MDC, upon written notice to the other party, if:

•
the Closing has not occurred by a termination date of September 21, 2021, and the party seeking to terminate has not materially breached its representations, warranties or covenants under the Transaction Agreement in a manner that proximately caused the failure to consummate the Proposed Transactions on or before the termination date, except that if the Closing has not occurred by such date and all conditions have been satisfied or waived other than (1) those relating to the expiration of waiting periods or receipt of clearances under applicable antitrust/competition laws and the Investment Canada Act or the absence of injunctions or restraints preventing the consummation of the Proposed Transactions (to the extent related to the waiting periods and clearances that are the subject of the antitrust/competition or Investment Canada Act conditions), and (2) all other Closing conditions have been satisfied, then either Stagwell or MDC may extend (on one or more occasions) the termination date to a date no later than December 21, 2021, by notice delivered to the other parties;

•
any law, injunction, judgment order or decree enjoining or otherwise prohibiting the completion of the Proposed Transactions is in effect and has become permanent and nonappealable; or

•
the Required Shareholder Approvals have not been obtained upon a vote taken at the Meeting (including any adjournment or postponement thereof) (such termination, a “Shareholder No-Vote Termination”).

•
by MDC if:

•
Stagwell has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Transaction Agreement in a manner that:

•
would give rise to the failure of either the Closing conditions related to the accuracy of Stagwell’s representations and warranties or the Closing condition related to the performance of its obligations; and

•
is incapable of being satisfied or cured by Stagwell prior to the termination date or, if capable of being satisfied or cured, is not satisfied or cured by Stagwell within thirty calendar days following receipt of written notice from MDC of such breach or failure to perform (“Stagwell Terminable Breach”) (provided, that MDC is not then in MDC Terminable Breach of any representation, warranty, covenant or other agreement by MDC contained in the Transaction Agreement); or

•
prior to the receipt of the Required Shareholder Approvals, the MDC Board or the MDC Special Committee has approved, and MDC is concurrently entering into, an Acquisition Agreement in accordance with the requirements set forth in the Transaction Agreement, provided that:

•
MDC has complied in all material respects with its restrictions against solicitation of Alternative Proposals; and

•
MDC has paid (or is concurrently paying) to Stagwell a termination fee of $5,855,000 (such termination, an “Superior Proposal Termination”).

•
by Stagwell if:

•
MDC has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Transaction Agreement in a manner that:

•
would give rise to the failure of either the Closing conditions related to the accuracy of MDC’s representations and warranties or the Closing condition related to the performance of its obligations; and

•
is incapable of being satisfied or cured by MDC prior to the termination date or, if capable of being satisfied or cured, is not satisfied or cured by MDC within thirty calendar days following receipt of written notice from Stagwell of such breach or failure to perform

(“MDC Terminable Breach”) (provided that Stagwell is not then in Stagwell Terminable Breach of any representation, warranty, covenant or other agreement by Stagwell contained in the Transaction Agreement); or
•
a Change in Recommendation (whether in respect of a Superior Proposal or an Intervening Event Change in Recommendation) has occurred (such termination, a “Change in Recommendation Termination”);

•
a tender or exchange offer that constitutes an Alternative Proposal has been commenced (or thereafter amended in any material respect), and MDC has not communicated to the shareholders of MDC, within ten business days after the commencement of such tender or exchange offer (or such amendment), a statement disclosing that the MDC Board or MDC Special Committee recommends rejection of such tender or exchange offer and reaffirming the MDC Board Recommendation or MDC Special Committee Recommendation, as applicable (such termination, a “Failure to Recommend Against Competing Tender Offer Termination”);

•
MDC has willfully and materially breached of certain of its obligations under the Transaction Agreement related to:

•
convening the Meeting;

•
including the MDC Board Recommendation in this Proxy Statement/Prospectus and not withdrawing, amending, or modifying same;

•
inclusion of the full text of the financial advisor opinions and formal valuation in this Proxy Statement/Prospectus; or

•
its non-solicitation obligations (such termination, a “Willful and Material Breach of the No-Shop Termination”)

•
Stagwell has not received evidence reasonably satisfactory to Stagwell, within 24 hours following the completion of the Redomiciliation, of the MDC Delaware Board Approval (such termination, an “MDC Delaware Board Approval Failure Termination”).

Effect of Termination; Termination Fee
MDC is obligated to pay to Stagwell a termination fee of $5,855,000 in cash if the Transaction Agreement is terminated under any of the following circumstances:
•
if terminated by MDC pursuant to a Superior Proposal Termination;

•
if terminated by Stagwell pursuant to a Change in Recommendation Termination;

•
if terminated by Stagwell pursuant to a Failure to Recommend Against a Competing Tender Offer Termination;

•
if terminated by Stagwell pursuant to a Willful and Material Breach of the No-Shop Termination;

•
if terminated by Stagwell pursuant to an MDC Delaware Board Approval Failure Termination; or

•
if terminated by MDC or Stagwell pursuant to a Shareholder No-Vote Termination and:

•
an Alternative Proposal has been made or communicated to MDC, the MDC Board or the MDC Special Committee or any person has publicly announced an Alternative Proposal, and such Alternative Proposal has not been publicly withdrawn in good faith prior to the event giving rise to termination; and

•
within 12 months after the date the Transaction Agreement is terminated, MDC enters into a definitive agreement with respect to, or consummates, any Alternative Proposal (with all references to 20% in the definition of “Alternative Proposal” being treated as references to 50%).

In the event of the valid termination of the Transaction Agreement, the Transaction Agreement will become null and void and there will be no liability on the part of Stagwell, MDC or their respective affiliates or representatives, except that certain specified provisions, including certain provisions described above under “— Effect of Termination; Termination Fee,” will survive termination. However, no party will be relieved from liability for actual fraud (involving scienter) or willful and material breach of the Transaction Agreement prior to such termination.
Expenses
Except as otherwise specifically provided in the Transaction Agreement, each party to the Transaction Agreement will bear its own expenses in connection with the Transaction Agreement and the Proposed Transactions.
Regulatory Approvals
The Proposed Transactions are subject to review by the Minister of Canadian Heritage under the Investment Canada Act. The Minister must be satisfied that the investment is likely to be of net benefit to Canada. The determination by the Minister of whether a proposed investment is of net benefit to Canada includes consideration of specific factors in the Investment Canada Act and policies of the Canadian federal government. Such a determination may be accompanied by requests that the non-Canadian provide undertakings.
Under the HSR Act, and related rules, the Proposed Transactions may not be completed until notifications have been given and information is provided to the DOJ and the FTC and all statutory waiting period requirements have been satisfied. Completion of the Proposed Transactions is subject to the expiration or termination of the applicable waiting period under the HSR Act. On January 6, 2021, the Company and Stagwell caused the submissions required under the HSR Act in connection with the Proposed Transactions to be made to the FTC and the Antitrust Division of the DOJ. The statutory waiting period under the HSR Act expired on February 5, 2021 at 11:59 p.m., Eastern time. At any time after the expiration of the statutory waiting period under the HSR Act, the Antitrust Division of the DOJ and the FTC may take action under the antitrust laws, including seeking to enjoin the completion of the Proposed Transactions, to rescind the Proposed Transactions or to conditionally permit completion of the Proposed Transactions subject to regulatory conditions or other remedies. In addition, non-U.S. regulatory bodies and U.S. state attorneys general could take action under other applicable regulatory laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin or otherwise prevent the completion of the Proposed Transactions or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under regulatory laws under some circumstances. The Company and Stagwell are not aware of any other regulatory approvals in the United States required for the consummation of the Proposed Transactions.
Amendment
The Transaction Agreement may be amended by mutual agreement of the parties (in the case of MDC, acting upon recommendation of the MDC Special Committee) in writing at any time before or after receipt of the approval of the Transaction Proposals by the MDC Canada Shareholders; provided that, after any such shareholder approval, there may not be, without further approval of the shareholders of MDC, any amendment of the Transaction Agreement, except as otherwise permitted by law. In addition, from and after the Closing, certain provisions of the Transaction Agreement related to, among other things, the New MDC Board, committee representation and other post-closing governance matters can only be amended by the approval of a majority of independent directors then-serving on the New MDC Board.
Waiver
At any time prior to the Closing, a party (in the case of MDC, with the prior approval of the MDC Special Committee) may, in writing, waive compliance by another party with any of the obligations, representations, warranties, covenants, agreements or conditions contained in the Transaction Agreement to which such waiving party was entitled to the benefit thereof.
Specific Performance
The parties have agreed in the Transaction Agreement that irreparable damage would occur and that monetary damages, even if available, would not be an adequate remedy in the event that any of the provisions of the Transaction Agreement are not performed in accordance with their specific terms or are otherwise breached. The parties have agreed that, prior to the valid termination of the Transaction Agreement, they will be entitled to an injunction or injunctions to prevent breaches of the Transaction Agreement and to enforce specifically the observance and performance of its covenants and obligations, without posting of any bond or other security, in addition to any other remedy to which they are entitled at law or in equity. The parties have further agreed that in the event that the parties are obligated to consummate the Proposed Transactions, and the Proposed Transactions have not been consummated (other than as a result of the other party’s refusal to close in violation of the Transaction Agreement), the non-breaching party is entitled to enforce specifically the breaching party’s obligation to consummate the Proposed Transactions.
Third-Party Beneficiaries
The Transaction Agreement is not intended to confer upon any person other than the parties thereto any rights or remedies.

CERTAIN OTHER AGREEMENTS RELATED TO THE PROPOSED TRANSACTIONS
A&R OpCo LLC Agreement
In connection with the Transaction Agreement, at least one day prior to the Closing, OpCo will convert into a Delaware limited liability company, pursuant to the DLLCA and the DGCL, and with New MDC as the then-sole member of OpCo, OpCo will adopt and thereafter be governed by the A&R OpCo LLC Agreement, by and among OpCo, New MDC, as a member and in its capacity as the initial manager of OpCo, Stagwell Media, LP, a Stagwell affiliate and each person who is or at any time becomes a member of OpCo in accordance with the terms of the A&R OpCo LLC Agreement and the DLLCA.
The A&R OpCo LLC Agreement provides for the management, operation and governance of OpCo, and sets forth the respective rights and obligations of OpCo Members generally.
The A&R OpCo LLC Agreement provides that interests in OpCo will be represented by units of OpCo, or such other equity securities of OpCo, in each case as the OpCo Manager may establish in its discretion in accordance with the terms and subject to the restrictions therein. Subject to the provisions of the A&R OpCo LLC Agreement, OpCo will be authorized to issue from time to time such number of units and such other equity securities as the OpCo Manager determines in accordance with the A&R OpCo LLC Agreement. Each authorized unit of OpCo may be issued pursuant to such agreements and in exchange for such capital contributions or other consideration as the OpCo Manager approves, including pursuant to options and warrants. At the Closing, the Combined Company will hold (1) OpCo Preferred Units which will mirror the rights, preferences and privileges of the Combined Company Preferred Shares and (2) a number of OpCo Common Units equal to the number of Combined Company Common Shares issued by the Combined Company. Stagwell will own the remaining OpCo Common Units, equal in number to the Combined Company Class C Common Shares issued to Stagwell by the Combined Company.
Voting Rights
No OpCo Member has any voting rights except with respect to those matters specifically reserved for an OpCo Member vote under the DLLCA and for matters expressly requiring the vote or approval of OpCo Members under the A&R OpCo LLC Agreement. Except as otherwise required by the DLLCA, each unit will entitle the holder thereof to one vote on all matters to be voted on by the OpCo Members; provided, that notwithstanding anything to the contrary in the A&R OpCo LLC Agreement, the OpCo Common Units held by Stagwell or any transferee thereof will not have any voting rights except as expressly set forth in the A&R OpCo LLC Agreement. Except as otherwise expressly provided in the A&R OpCo LLC Agreement, the holders of units of OpCo having voting rights will vote together as a single class on all matters to be approved by the OpCo Members.
Capital Contributions
At the Closing, after giving effect to the Proposed Transactions, each OpCo Member as of the Closing will be deemed to have made capital contributions to OpCo equal to such OpCo Member’s capital account balance at the Redomiciliation Effective Time, as set forth on Annex A to the A&R OpCo LLC Agreement. Except for the Combined Company as provided in the A&R OpCo LLC Agreement and the Transaction Agreement, no OpCo Member is required to make additional capital contributions to OpCo. Furthermore, except in connection with issuances of equity securities by the Combined Company as provided in the A&R OpCo LLC Agreement, the Combined Company will be prohibited from issuing, selling and transferring any of its equity securities.
Issuance of Additional Units or Interests
From and after the Closing, to the extent required by the A&R OpCo LLC Agreement, the OpCo Manager may authorize and create, and cause OpCo to issue, additional units or other equity securities in OpCo (including creating preferred interests or other classes or series of securities having such rights, preferences and privileges as determined by the OpCo Manager) solely to the extent they are in the aggregate substantially equivalent to a class of equity securities of the Combined Company. Subject to certain exceptions, if at any time after the Closing, the Combined Company issues Combined Company Class A

Common Share or any other equity security of the Combined Company (other than Combined Company Class C Common Shares), OpCo will issue to the Combined Company one OpCo Common Unit (if the Combined Company issued a Combined Company Class A Common Share), or such other equity security of OpCo (if the Combined Company issues equity securities other than Combined Company Class A Common Shares) corresponding to the equity securities issued by the Combined Company, and with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such equity securities of the Combined Company and the net proceeds received by the Combined Company with respect to the corresponding Combined Company Class A Common Share or other equity security of OpCo, if any, will be concurrently transferred to OpCo by the Combined Company.
Exchange Right of OpCo Members
Each of the OpCo Members, other than the Combined Company and any other wholly owned subsidiary of the Combined Company that becomes an OpCo Member, will be entitled to exchange with OpCo, at any time beginning six months after the Closing, and from time to time, any or all of such member’s OpCo Common Units (together with the transfer and surrender to the Combined Company of an equal number of Combined Company Class C Common Shares) for an equivalent number (subject to adjustment) of the Combined Company Class A Common Shares or, at OpCo’s election, subject to certain conditions set forth in the A&R OpCo LLC Agreement, cash equal to a cash election amount as set forth in the A&R OpCo LLC Agreement.
Rights of the Preferred Units
The rights, preferences and privileges of the preferred units of OpCo issued to the Combined Company will mirror the rights, preferences and privileges of the preferred stock issued by the Combined Company, with a 1:1 ratio between the number of outstanding preferred units of OpCo and the number of outstanding shares of preferred stock of the Combined Company.
Management
A single manager will act as “Manager” of OpCo. The Combined Company will be the initial OpCo Manager as of the Closing and will serve as the OpCo Manager from and after the Closing until a successor OpCo Manager is duly appointed by the Combined Company.
As the initial Manager and for so long as it continues to be the OpCo Manager, the Combined Company will take action through its board of directors, and members of the Combined Company’s board of directors will owe comparable fiduciary duties to the stockholders of the Combined Company. The OpCo Manager may appoint officers and appoint, employ or otherwise contract with any person for the transaction of the business of OpCo or the performance of services for or on behalf of OpCo, and the OpCo Manager may delegate to any such persons such authority to act on behalf of OpCo as the OpCo Manager may from time to time deem appropriate.
Restrictions on Transfer
Subject to limited exceptions, the OpCo Members are not permitted to transfer all or any portion of their respective interest in OpCo without the prior written consent of the OpCo Manager in its sole discretion. Additionally, no Combined Company Class C Common Shares may be transferred unless a corresponding number of OpCo Units are transferred therewith in accordance with the A&R OpCo LLC Agreement.
Other Provisions
The A&R OpCo LLC Agreement also contains customary provisions regarding capital accounts, distributions, accounting matters, amendments and waivers.
The foregoing summary of the A&R OpCo LLC Agreement is qualified in its entirety by the terms and conditions of the A&R OpCo LLC Agreement, the form of which is attached as Annex L hereto.

Tax Receivables Agreement
The Combined Company expects to obtain an increase in its share of the tax basis of the assets of OpCo when members of OpCo (other than the Combined Company or any subsidiaries of the Combined Company) receive Combined Company Class A Common Shares or cash at the Combined Company’s election in connection with an exercise of such members’ right to have OpCo Common Units redeemed by OpCo or, at the election of OpCo, cash (such basis increase, the “Basis Adjustments”). The Combined Company intends to treat such acquisition of OpCo Common Units as the Combined Company’s direct exchange of OpCo Common Units from Stagwell (or such other exchanging member of OpCo) for U.S. federal income and other applicable tax purposes, regardless of whether such OpCo Common Units are surrendered to OpCo for redemption or sold directly to the Combined Company. A Basis Adjustment may have the effect of reducing the amounts that the Combined Company would otherwise pay in the future to various tax authorities. The Basis Adjustments may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.
In connection with the transactions described above, the Combined Company and OpCo will enter into the Tax Receivables Agreement (the “TRA”) with Stagwell. The TRA will provide for the payment by the Combined Company to Stagwell of 85% of the amount of tax benefits, if any, that the Combined Company actually realizes, or in some circumstances is deemed to realize, as a result of the transactions described above, including increases in the tax basis of the assets of OpCo attributable to payments made under the TRA and deductions attributable to imputed interest and other payments of interest pursuant to the TRA. OpCo will have in effect an election under Section 754 of the Code effective for each taxable year in which a redemption or exchange of OpCo Common Units for Combined Company Class A Common Shares or cash occurs. These TRA payments are not conditioned upon any continued ownership interest in either OpCo or the Combined Company by Stagwell. Stagwell’s rights under the TRA are assignable to transferees of OpCo Common Units (other than the Combined Company as transferee pursuant to subsequent redemptions (or exchanges) of the transferred OpCo Common Units). The Combined Company expects to benefit from the remaining 15% of tax benefits, if any, that it may actually realize.
The actual Basis Adjustments, as well as any amounts paid to Stagwell under the TRA, will vary depending on a number of factors, including:
•
the timing of any subsequent redemptions or exchanges — for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of OpCo at the time of each redemption or exchange;

•
the price of the Combined Company’s Class A Common Shares at the time of redemptions or exchanges — the Basis Adjustments, as well as any related increase in any tax deductions, is directly related to the price of the Combined Company’s Class A Common Shares at the time of each redemption or exchange;

•
the extent to which such redemptions or exchanges are taxable — if a redemption or exchange is not taxable for any reason, increased tax deductions will not be available; and

•
the amount and timing of the Combined Company’s income — the TRA generally will require the Combined Company to pay 85% of the tax benefits as and when those benefits are treated as realized under the terms of the TRA. If the Combined Company does not have taxable income, it generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the TRA for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year will likely generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the TRA.

For purposes of the TRA, cash savings in income tax will be computed by comparing the Combined Company’s actual income and franchise tax liability to the amount of such taxes that it would have been required to pay (with an assumed tax rate for state tax purposes) had there been no Basis Adjustments and had the TRA not been entered into. The TRA will generally apply to each of the Combined Company’s taxable years, beginning with the first taxable year ending after the consummation of the Proposed

Transactions. There is no maximum term for the TRA; however, the TRA may be terminated by the Combined Company pursuant to an early termination procedure that requires it to pay Stagwell an agreed upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated based on certain assumptions, including regarding tax rates and utilization of the Basis Adjustments).
The payment obligations under the TRA are obligations of the Combined Company and not of OpCo. Although the actual timing and amount of any payments that may be made under the TRA will vary, the Combined Company expects that the payments that it may be required to make to Stagwell could be substantial. Any payments made by the Combined Company to Stagwell under the TRA will generally reduce the amount of overall cash flow that might have otherwise been available to it or to OpCo and, to the extent that the Combined Company is unable to make payments under the TRA for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by it.
Decisions made by the Combined Company in the course of running its business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by Stagwell under the TRA. For example, the earlier disposition of assets following a transaction that results in a Basis Adjustment will generally accelerate payments under the TRA and increase the present value of such payments.
The TRA provides that if (i) the Combined Company materially breaches any of its material obligations under the TRA, (ii) certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, or (iii) the Combined Company elects an early termination of the TRA, then its obligations, or its successor’s obligations under the TRA would accelerate and become due and payable, based on certain assumptions, including an assumption that the Combined Company would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the TRA.
As a result, (i) the Combined Company could be required to make cash payments to Stagwell that are greater than the specified percentage of the actual benefits it ultimately realizes in respect of the tax benefits that are subject to the TRA, and (ii) if the Combined Company elects to terminate the TRA early, or if the TRA terminates early as a result of a “change of control” as defined therein, the Combined Company would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the TRA, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, the Combined Company’s obligations under the TRA could have a material adverse effect on its liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that the Combined Company will be able to finance its obligations under the TRA.
Payments under the TRA will be based on the tax reporting positions that the Combined Company determines. The Combined Company will be reimbursed for any cash payments previously made to Stagwell pursuant to the TRA if any tax benefits initially claimed by it are subsequently challenged by a taxing authority and ultimately disallowed. However, the Combined Company might not determine that it has effectively made an excess cash payment to Stagwell for a number of years following the initial time of such payment. As a result, it is possible that the Combined Company could make cash payments under the TRA that are substantially greater than its actual cash tax savings.
Payments are generally due under the TRA within a specified period of time following the filing of the Combined Company’s tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of SOFR plus 100 basis points from the due date (without extensions) of such tax return. Any late payments that may be made under the TRA will generally continue to accrue interest at SOFR plus 500 basis points until such payments are made, including any late payments that the Combined Company may subsequently make because it did not have enough available cash to satisfy its payment obligations at the time at which they originally arose, subject to certain exceptions.
Registration Rights Agreement
At the Closing, MDC and the Stagwell RRA Parties will enter into the Registration Rights Agreement pursuant to which, among other things and subject to certain restrictions, the Combined Company will be required to file with the SEC a registration statement registering for resale the Combined Company Class A Common Shares that (i) result, in connection with the Proposed Transactions, from the conversion of the MDC Canada Class A Common Shares Stagwell holds today, (ii) are issuable upon conversion of Stagwell’s Combined Company Series 6 Shares, and (iii) are issuable upon exchange of the Stagwell OpCo Units (in combination with the Stagwell Class C Shares), and to conduct certain underwritten offerings upon the request of holders of registrable securities, including direct and indirect transferees of the Stagwell RRA Parties. The Registration Rights Agreement provides that no shares will be sold thereunder prior to the date that is 91 days after the Closing. The Registration Rights Agreement also provides holders of registrable securities with certain customary piggyback registration rights.
The Registration Rights Agreement will supersede the rights set forth in that certain securities purchase agreement, dated as of March 14, 2019, by and between MDC and Stagwell Agency Holdings LLC.
The foregoing summary of the Registration Rights Agreement is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, the form of which is attached as Annex N hereto.
Information Rights Letter Agreement
At the Closing, MDC and the Stagwell Parties will enter into the Information Rights Letter Agreement. The Information Rights Letter Agreement will provide the Stagwell Parties (as defined in the Information Rights Letter Agreement) with rights to receive the Combined Company’s annual and quarterly financial statements. The Information Rights Letter Agreement also provides the Stagwell Parties the right to access the Combined Company’s records and premises and to receive additional financial and operating data reasonably requested by the Stagwell Parties. The Information Rights Letter Agreement terminates when the Stagwell Parties no longer beneficially own more than 10% of the then issued and outstanding voting securities of the Combined Company.
The foregoing summary of the Information Rights Letter Agreement is qualified in its entirety by the terms and conditions of the Information Rights Letter Agreement, the form of which is attached as Annex O hereto.

GOVERNANCE AND MANAGEMENT OF THE COMBINED COMPANY FOLLOWING THE PROPOSED TRANSACTIONS
Structure of the Board of Directors
Following the Proposed Transactions, the Combined Company Board will consist of nine members, including Mr. Mark Penn. The primary responsibilities of the board of the Combined Company will be to provide oversight, strategic guidance, counseling and direction to the Combined Company’s management. The board of the Combined Company will meet on a regular basis and additionally as required. Three Continuing Independent Directors will serve as directors on the Combined Company Board and the Combined Company has agreed to cause such directors to be nominated at the Combined Company’s next two annual meetings following completion of the Proposed Transactions; Mr. Penn will continue as a director and Stagwell has the right, pursuant to the Transaction Agreement, to nominate four directors and an affiliate of Goldman Sachs has the right, pursuant to the Second Goldman Letter Agreement and that certain securities agreement, dated as of February 14, 2017,by and between MDC and BSPI, to nominate one director to serve on the Combined Company Board. The Combined Company Board will be identified by the Closing. Stagwell has informed MDC that it expects to nominate two independent directors in addition to the Continuing Independent Directors.
The Company expects that the Combined Company Board, once constituted, will not have a policy requiring the positions of the Chairperson of the board and Chief Executive Officer to be separate or held by the same individual. The Combined Company Board is expected to believe that this determination should be based on circumstances existing from time to time, based on criteria that are in the Combined Company’s best interests and the best interests of its stockholders, including the composition, skills and experience of the board and its members, specific challenges faced by the Combined Company or the industry in which it operates and governance efficiency.
Appointment and Removal
The DGCL provides that an annual meeting will be held for the election of directors unless directors are elected by written consent in lieu thereof. The DGCL provides that directors may be elected by written consent in lieu of an annual meeting if the written consent is unanimous unless all of the directorships to which directors could be elected at an annual meeting are vacant. The DGCL provides that directors of a Delaware corporation hold office until their successors are elected and qualified or until their earlier resignation or removal.
The Combined Company’s directors will be elected to one-year terms expiring at the next annual stockholders’ meeting following election. The Combined Company Certificate of Incorporation and Combined Company Bylaws will not provide for staggered terms or a classified board as permitted by the DGCL.
The DGCL provides, and Combined Company Certificate of Incorporation will provide, that, except for any directors elected by the holders of shares of any series of Preferred Stock pursuant to any certificate establishing the terms of such series, any one or more directors or the entire Combined Company Board may be removed, with or without cause, by the holders of a majority of voting power of the shares then entitled to vote at an election of directors.
The DGCL provides that, unless otherwise provided in the certificate of incorporation or bylaws, vacancies and newly created directorships may be filled by a majority vote of the directors then in office, even if the number of directors then in office is less than a quorum. Delaware common law also gives stockholders power to fill vacancies, unless the corporation’s certificate of incorporation or bylaws provide otherwise.
Under the Combined Company Bylaws, the presence of a majority of the total number of whole Combined Company Board will constitute a quorum. The vote of a majority of the directors present at any meeting at which a quorum is present will constitute an act of the Combined Company Board.
Under the DGCL, directors are also permitted to act by unanimous written consent signed by all of the members of the board of directors or of any committee thereof, as applicable.

The Combined Company Certificate of Incorporation will provide that any vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote, as a single class, may be filled solely by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director or, if not so filled, by the stockholders at the next annual meeting thereof.
Director Independence; Controlled Company Exemption
Upon the consummation of the Proposed Transactions, the Combined Company Board is expected to determine that the Combined Company Board will consist of a majority of “independent directors,” as defined under the rules of the SEC and NASDAQ listing rules relating to director independence requirements. In addition, the Combined Company will be subject to the rules of the SEC and NASDAQ relating to the membership, qualifications, and operations of the audit committee, as discussed below.
Following the completion of the Proposed Transactions, Stagwell and its affiliates will control a majority of the voting power of the Combined Company’s outstanding capital stock. As a result, the Combined Company will be a “controlled company” under NASDAQ rules. As a controlled company, the Combined Company will be exempt from certain NASDAQ corporate governance requirements, including those that would otherwise require the Combined Company Board to have a majority of independent directors and require that the Combined Company establish a compensation committee comprised entirely of independent directors, or otherwise ensure that the compensation of its executive officers and nominees for directors are determined or recommended to the board of directors by the independent members of the board of directors. While the Company does not expect the Combined Company to rely on any of these exemptions (including with respect to the requirement for a majority of independent directors), the Combined Company will be entitled to do so for as long as it will be considered a “controlled company,” and to the extent the Combined Company relies on one or more of these exemptions, holders of the Combined Company capital stock will not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements. Stagwell has informed MDC that it expects to nominate two independent directors in addition to the Continuing Independent Directors.
Director Qualification Standards
Pursuant to the Combined Company Bylaws, no person shall qualify for service as a director (i) if such person is not at least 21 years of age and (ii) if such person is party to any compensatory or financial agreement with any third party in connection with his candidacy or service as a director of the Combined Company unless disclosed to Combined Company. The Combined Company Bylaws will further provide that directors need not be stockholders of the Combined Company.
In addition, the Combined Company Bylaws will provide that, to be eligible for election as a director, a stockholder nominee must deliver to the Secretary of the Combined Company: (i) a questionnaire with respect to his or her background, qualifications and independence; (ii) a written representation and agreement regarding, among other things, voting commitments to third parties and adherence to corporate governance guidelines; and (iii) written consent to being named as a nominee for director and serving as a director, if elected.
Committees of the Combined Company Board
Effective as of the consummation of the Proposed Transactions, the Combined Company Board will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below. Members will serve on these committees until their resignation or until otherwise determined by the Combined Company Board. The Combined Company Board may establish other committees as it deems necessary or appropriate from time to time.
Each committee will operate under a charter approved by the Combined Company Board. Following the consummation of the Proposed Transactions, copies of each charter will be posted on the Investor Relations section of the Combined Company’s website. The Combined Company’s website and the information contained on, or that can be accessed through, the Combined Company’s website is not deemed to be incorporated by reference in, and is not considered part of, this Proxy Statement/Prospectus.
Audit Committee
Following the consummation of the Proposed Transactions, the Combined Company’s audit committee will be comprised of the Continuing Independent Directors. The Company expects the Combined Company Board to determine that the Continuing Independent Directors will each meet the requirements for independence and financial literacy under the current NASDAQ listing standards and SEC rules and regulations, including Rule 10A-3. In addition, the Company expects the Combined Company Board to determine that the Continuing Independent Directors include at least one “audit committee financial expert” within the meaning of Item 407(d) of Regulation S-K promulgated under the Securities Act. This designation does not impose any duties, obligations, or liabilities that are greater than will generally be imposed on members of the audit committee and the Combined Company Board. The audit committee will be responsible for, among other things:
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selecting a qualified firm to serve as the independent registered public accounting firm to audit the Combined Company’s financial statements;

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helping to ensure the independence and overseeing the performance of the independent registered public accounting firm;

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reviewing and discussing the results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, the Combined Company’s interim and year-end operating results;

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reviewing the Combined Company’s financial statements and critical accounting policies and estimates;

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reviewing the adequacy and effectiveness of the Combined Company’s internal controls;

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developing procedures for employees to submit concerns anonymously about questionable accounting, internal accounting controls, or audit matters;

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overseeing the Combined Company’s policies on risk assessment and risk management;

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overseeing compliance with the Combined Company’s code of business conduct and ethics;

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reviewing related party transactions; and

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approving or, as permitted, pre-approving all audit and all permissible non-audit services (other than de minimis non-audit services) to be performed by the independent registered public accounting firm.

The audit committee will operate under a written charter, to be effective on the date of the consummation of the Proposed Transactions, which satisfies the applicable rules of the SEC and the listing standards of NASDAQ, and which will be available on the Combined Company’s website upon the consummation of the Proposed Transactions. All audit services to be provided to the Combined Company and all permissible non-audit services, other than de minimis non-audit services, to be provided to the Combined Company by the Combined Company’s independent registered public accounting firm will be approved in advance by the audit committee.
Compensation Committee
The Company expects the Combined Company Board to determine that the composition of the compensation committee initially will meet the requirements for independence under the current NASDAQ listing standards and SEC rules and regulations. Each member of the compensation committee will be a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act. Following the consummation of the Proposed Transactions, the compensation committee will be responsible for, among other things:

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reviewing, approving and determining, or making recommendations to the Combined Company Board regarding, the compensation of the Combined Company’s executive officers, including the Chief Executive Officer;

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making recommendations regarding non-employee director compensation to the Combined Company Board;

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administering the Combined Company’s equity compensation plans and agreements with the Combined Company’s executive officers;

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reviewing, approving and administering incentive compensation and equity compensation plans; and

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reviewing and approving the Combined Company’s overall compensation philosophy.

The compensation committee will operate under a written charter, to be effective on the date of the consummation of the Proposed Transactions, which satisfies the applicable rules of the SEC and NASDAQ listing standards and will be available on the Combined Company’s website upon the consummation of the Proposed Transactions.
Nominating and Corporate Governance Committee
The Company expects the Combined Company Board to determine that the composition of the nominating and corporate governance committee initially will meet the requirements for independence under the current NASDAQ listing standards and SEC rules and regulations. Following the consummation of the Proposed Transactions, the nominating and corporate governance committee will be responsible for, among other things:
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identifying, evaluating and selecting, or making recommendations to the board of the Combined Company regarding nominees for election to the board of directors and its committees;

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considering and making recommendations to the board of the Combined Company regarding the composition of the board of directors and its committees;

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developing and making recommendations to the board of the Combined Company regarding corporate governance guidelines and matters;

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overseeing the Combined Company’s corporate governance practices;

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overseeing the evaluation and the performance of the board of the Combined Company and individual directors; and

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contributing to succession planning.

The nominating and corporate governance committee will operate under a written charter, which satisfies the applicable rules of the SEC and the NASDAQ listing standards and will be available on the Combined Company’s website upon the consummation of the Proposed Transactions.
Minority Protections
During the period following the Proposed Transactions when (x) Stagwell beneficially owns more than 10% of the then-issued and outstanding voting securities of the Combined Company, (y) Stagwell has nominated directors constituting a majority of the Combined Company Board, or (z) Stagwell has the contractual right to appoint a majority of the Combined Company Board, the Transaction Agreement generally will prohibit the Combined Company from (i) entering into certain related party transactions without the approval of a majority of the independent directors serving on the Combined Company Board and (ii) entering into any proposed business combinations involving Stagwell or its affiliates without (A) the approval of Combined Company Shareholders representing a “majority of the minority” of the voting power of the Combined Company and (B) the creation of a special committee of independent directors with authority similar to that of the MDC Special Committee. The related party transactions subject to the foregoing requirement consist of amendments or modifications to (1) the Combined Company Certificate of Incorporation or the Combined Company Bylaws (solely to the extent relating to any right, power or preference unique to Stagwell or its affiliates (other than the Combined Company and subsidiaries of the

Combined Company), (2) the Transaction Agreement or (3) any of the Tax Receivables Agreement, the Information Rights Letter Agreement, the Registration Rights Agreement or the A&R OpCo LLC Agreement. The Company expects that, following the Closing, Stagwell will exit some portion of its pro forma ownership of the Combined Company in the exercise of its rights pursuant to, and subject to the limitations set forth in, the Ancillary Agreements (including the six-month lock-up period for Paired Interest Exchanges).
Risk Oversight
Upon the consummation of Proposed Transactions, one of the key functions of the Combined Company Board will be informed oversight of the Combined Company’s risk management process. The Company does not anticipate the Combined Company Board having a standing risk management committee, but rather anticipates that this oversight function will be administered directly through the Combined Company Board as a whole, as well as through various standing committees of the Combined Company Board that address risks inherent in their respective areas of oversight. In particular, the Combined Company Board will be responsible for monitoring and assessing strategic risk exposure and the Combined Company’s audit committee will have the responsibility to consider and discuss the Combined Company’s major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. The compensation committee will also assess and monitor whether the Combined Company’s compensation plans, policies and programs comply with applicable legal and regulatory requirements. The nominating and corporate governance committee will monitor the effectiveness of the Combined Company’s governance guidelines.
Codes of Business Conduct
The Combined Company Board will follow a Code of Business Conduct and Ethics that will apply to all of the Combined Company’s directors, officers and employees, including the Combined Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon the consummation of the Proposed Transactions, the Code of Business Conduct and Ethics will be available on the Corporate Governance section of the Combined Company’s website. In addition, the Combined Company intends to post on the Corporate Governance section of the Combined Company’s website all disclosures that are required by law or the listing standards of the NASDAQ concerning any amendments to, or waivers from, any provision of the Code of Business Conduct and Ethics. The reference to the Combined Company’s website address in this Proxy Statement/Prospectus does not include or incorporate by reference the information on the Combined Company’s website into this Proxy Statement/Prospectus.
Limitation on Liability and Indemnification of Directors and Officers
The Combined Certificate of Incorporation, which will be effective upon consummation of MDC Merger, limits the Combined Company’s directors’ liability to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:
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for any transaction from which the director derives an improper personal benefit;

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or any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

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for any unlawful payment of dividends or redemption of shares; or

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for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the Combined Company’s directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Delaware law and the Combined Company Bylaws, which will be effective upon the consummation of the Proposed Transactions, provide that the Combined Company will, with specified exceptions, indemnify the Combined Company’s directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. The Combined Company will also agree to advance any indemnified person, subject to certain limitations, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.
In addition, the Company expects the Combined Company to enter into separate indemnification agreements with the Combined Company’s directors and officers. These agreements, among other things, will require the Combined Company to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of the Combined Company’s directors or officers or any other company or enterprise to which the person provides services at the Combined Company’s request.
The Company expects the Combined Company to maintain a directors’ and officers’ insurance policy pursuant to which the Combined Company’s directors and officers will be insured against liability for actions taken in their capacities as directors and officers. The Company believes these provisions in the Combined Company Certificate of Incorporation and the Combined Company Bylaws, which will be effective upon the consummation of the Proposed Transactions and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Executive Compensation
The Company expects the Combined Company to develop an executive compensation program that is designed to align compensation with the Combined Company’s business objectives and the creation of stockholder value, while enabling the Combined Company to attract, motivate and retain individuals who contribute to the long-term success of the Combined Company. The Company expects the Combined Company to seek shareholder approval for any executive compensation plan for which stockholder approval is required.
Decisions regarding the executive compensation program will be made by the compensation committee of the Combined Company.
Director Compensation
The Combined Company’s compensation committee will determine the annual compensation to be paid to the members of the Combined Company Board.

DESCRIPTION OF MDC DELAWARE AND THE COMBINED COMPANY CAPITAL STOCK
The Redomiciliation is expected to occur shortly prior to the Business Combination (the period between the Redomiciliation and the Business Combination is expected to be approximately three business days). The rights of shareholders in MDC Delaware after the Redomiciliation but before the Business Combination will be the same as the rights of shareholders in New MDC after the MDC Merger and the shareholders in the Combined Company after completion of the Proposed Transactions, except that the MDC Delaware Series 6 Shares shall carry a voting right with respect to the MDC Merger. Except as otherwise noted, references below to the Combined Company Certificate of Incorporation, Combined Company Bylaws, Combined Company Shares, the Combined Company Shareholders and Combined Company Board apply equally to the MDC Delaware Certificate of Incorporation, MDC Delaware Bylaws, MDC Delaware Shares, MDC Delaware Shareholders and MDC Delaware Board, respectively.
The following description of MDC Delaware’s and the Combined Company’s capital stock is a summary. This summary is qualified by the complete text of the MDC Delaware Certificate of Incorporation and MDC Delaware Bylaws to be in effect upon completion of the Redomiciliation, and the complete text of the Combined Company Certificate of Incorporation and Combined Company Bylaws to be in effect upon completion of the Proposed Transactions, which will be substantially in the forms attached as Annexes Q, R, A, and B, respectively, to this Proxy Statement/Prospectus. We encourage you to read those documents carefully.
There are differences between MDC Canada’s articles of amalgamation and by-laws and the MDC Delaware Certificate of Incorporation and MDC Delaware Bylaws as they are expected to be in effect upon completion of the Redomiciliation and the Combined Company Certificate of Incorporation and Combined Company Bylaws as they will be in effect upon the completion of the Business Combination, especially relating to changes that are required by Delaware law. The MDC Delaware Certificate of Incorporation and MDC Delaware Bylaws and the Combined Company Certificate of Incorporation and Combined Company Bylaws provide for certain provisions customarily provided with respect to publicly-traded Delaware corporations. See “Comparison of Stockholders’ Rights”.
General
The Combined Company Certificate of Incorporation will authorize 1,250,000,000 shares of Class A Common Stock, no par value per share, 1,250,000,000 shares of Class B Common Stock, no par value per share, [           ] shares of Class C Common Stock, no par value per share, and [           ] shares of Preferred Stock, no par value per share, of which (i) 95,000 shares will be designated as “Series 4 Convertible Preferred Stock”, (ii) 30,000,000 shares will be designated as “Series 5 Convertible Preferred Stock”, (iii) 50,000 shares will be designated as “Series 6 Convertible Preferred Stock” and (iv) 20,000,000 shares will be designated as “Series 7 Convertible Preferred Stock”.
Common Stock
Voting Rights
Each holder of (i) Combined Company Class A Common Shares will be entitled to one vote, (ii) Combined Company Class B Common Shares will be entitled to twenty votes and (iii) Combined Company Class C Common Shares will be entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. In any uncontested election of directors, each person receiving a majority of the votes cast shall be elected. In any contested election of directors, the persons receiving a plurality of the votes cast shall be elected. Accordingly, holders of a majority of the voting power will be able to elect all of the directors of the Combined Company, subject to the rights, if any, of holders of any series of Preferred Stock to elect additional directors under specific circumstances. Unless otherwise required by law, other actions by the stockholders will be authorized by the affirmative vote of holders of a majority of the voting power of the capital shares present in person or by proxy at the meeting such action is taken.
In addition, the MDC Delaware Series 6 Shares shall each carry [           ] votes with respect to the MDC Merger.

Dividends
Subject to preferences that may be applicable to any then outstanding shares of any series of Combined Company Preferred Shares, holders of Combined Company Class A Common Shares and Combined Company Class B Common Shares will be entitled to receive dividends, if any, as may be declared from time to time by the Combined Company Board out of legally available funds. Holders of Combined Company Class C Common Shares shall not be entitled to receive dividends. Declaration and payment of any dividend will be subject to the discretion of the Combined Company Board and may be paid in cash, in property or in Combined Company Common Shares. If the Combined Company Board declares a dividend on the Combined Company Class A Common Shares, it shall declare a dividend on the Combined Company Class B Common Shares in an amount equal to or, in its discretion, lesser per share than on the Combined Company Class A Common Shares, and if the Combined Company Board declares a dividend on the Combined Company Class B Common Shares, it shall declare a dividend on the Combined Company Class A Common Shares in an amount equal to or, in its discretion, greater per share than on the Combined Company Class B Common Shares.
Further, after the Proposed Transactions, the Combined Company will be a holding company and its principal asset will be its ownership of OpCo Common Units and OpCo Preferred Units. The Combined Company will have no independent means of generating revenue or cash flow, and the Combined Company’s ability to make dividends will be dependent upon the financial results and cash flows of OpCo and its subsidiaries and distributions the Combined Company receive from OpCo.
Liquidation
In the event of or the Combined Company’s liquidation, dissolution or winding up, holders of Combined Company Common Shares will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Combined Company’s debts and other liabilities and the satisfaction of any liquidation preference or other similar rights granted to the holders of any then outstanding shares of any series of Preferred Stock.
Rights and Preferences
Holders of Combined Company Common Shares will have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Combined Company Common Shares (other than, with respect to Combined Company Class C Common Shares, as set forth in the A&R OpCo LLC Agreement). Holders of Combined Company Class B Common Shares will have the right, at their election, to convert such shares into Combined Company Class A Common Shares on a one-to-one basis, and holders of Combined Company Class A Common Shares shall have the right to convert such shares to Combined Company Class B Common Shares on a one-to-one basis in connection with the occurrence of certain events related to an offer to purchase all Combined Company Class B Common Shares. The rights, preferences and privileges of the holders of Combined Company Common Shares will be subject to and may be adversely affected by the rights of the holders of shares of any series of Preferred Stock that the Combined Company may designate in the future.
Fully Paid and Non-Assessable
The Combined Company Shares will be fully paid and non-assessable.
Preferred Stock
Following the Proposed Transactions, there will be two issued and outstanding series of Preferred Stock of the Combined Company, the Combined Company Series 4 Shares and the Combined Company Series 6 Shares, and two authorized but unissued series of Preferred Stock of the Combined Company, the Series 5 Convertible Preferred Stock of the Combined Company (the “Combined Company Series 5 Shares”) and the Series 7 Convertible Preferred Stock of the Combined Company (the “Combined Company Series 7 Shares”). The powers, preferences, rights, qualifications, limitations and restrictions of the Combined Company Series 4 Shares, as set forth in the Designation of the Combined Company Series 4 Shares, will be substantially similar in all respects to the rights, privileges, restrictions and conditions of the MDC Canada

Series 4 Shares, as set forth in the Articles of Amendment of MDC Canada, dated as of March 7, 2017, to the MDC Canada Series 4 Shares. The Designation for the Combined Company Series 4 Shares is set forth in Exhibit A to the Combined Company Certificate of Incorporation, attached as Annex A hereto. The powers, preferences, rights, qualifications, limitations and restrictions of the Combined Company Series 5 Shares, as set forth in the Designation of the Combined Company Series 5 Shares, will be substantially similar in all respects to the rights, privileges, restrictions and conditions of the Series 5 Preference Shares of MDC Canada (the “MDC Canada Series 5 Shares”), as set forth in the Articles of Amendment of MDC Canada, dated as of March 7, 2017, to the MDC Canada Series 5 Shares. The Designation for the Combined Company Series 5 Shares is set forth in Exhibit B to the Combined Company Certificate of Incorporation, attached as Annex A hereto. The powers, preferences, rights, qualifications, limitations and restrictions of the Combined Company Series 6 Shares, as set forth in the Designation of the Combined Company Series 6 Shares, will be substantially similar in all respects to the rights, privileges, restrictions and conditions of the Combined Company Series 6 Shares, as set forth in the Articles of Amendment of MDC Canada, dated as of March 14, 2019, to the MDC Canada Series 6 Shares. The Designation for the Combined Company Series 6 Shares is set forth in Exhibit C to the Combined Company Certificate of Incorporation, attached as Annex A hereto. The powers, preferences, rights, qualifications, limitations and restrictions of the MDC Delaware Series 6 Shares, as set forth in the Designation of the MDC Delaware Series 6 Shares, will be substantially similar in all respects to the rights, privileges, restrictions and conditions of the Combined Company Series 6 Shares, as set forth in the Articles of Amendment of MDC Canada, dated as of March 14, 2019, to the MDC Canada Series 6 Shares, except that the MDC Delaware Series 6 Shares shall have a voting right with respect to the MDC Merger. The Designation for the MDC Delaware Series 6 Shares is attached as Annex S hereto. The powers, preferences, rights, qualifications, limitations and restrictions of the Combined Company Series 7 Shares, as set forth in the Designation of the Combined Company Series 7 Shares, will be substantially similar in all respects to the rights, privileges, restrictions and conditions of the MDC Canada Series 7 Convertible Preference Shares (the “MDC Canada Series 7 Shares”), as set forth in the Articles of Amendment of MDC Canada, dated as of March 14, 2019, to the MDC Canada Series 7 Shares. The Designation for the Combined Company Series 7 Shares is set forth in Exhibit D to the Combined Company Certificate of Incorporation, attached as Annex A hereto.
Following the Closing, it is anticipated that the Combined Company Series 4 Shares and the Combined Company Series 5 Shares shall be cancelled and replaced on a one-to-one basis with Combined Company Series 8 Shares and Combined Company Series 9 Shares, respectively. The terms of the Combined Company Series 8 Shares are expected to be the same as those of the Combined Company Series 4 Shares, except that (i) the conversion price shall be reduced to $5.00 and (ii) the accretion rate shall be 8.00% and from and after March 7, 2022 through March 14, 2024, the accretion rate shall be 6.00%, and from and after March 15, 2024, the accretion rate shall be 0% per annum and the base liquidation preference per convertible preference share will not increase during any period subsequent to March 14, 2024.
The Combined Company Certificate of Incorporation will not authorize any shares of Series 1, Series 2 or Series 3 preferred stock of the Company.
The Combined Company Certificate of Incorporation that will be filed with the Secretary of State of the State of Delaware will include (i) the Designation of the Combined Company Series 4 Shares, which will designate 95,000 shares of Preferred Stock as Combined Company Series 4 Shares, (ii) the Designation of the Combined Company Series 5 Shares, which will designate 30,000,000 shares of Preferred Stock as Combined Company Series 5 Shares, (iii) the Designation of the Combined Company Series 6 Shares, which will designate 50,000 shares of Preferred Stock as Combined Company Series 6 Shares, and (iv) the Designation of the Combined Company Series 7 Shares, which will designate 20,000,000 shares of Preferred Stock as Combined Company Series 7 Shares.
Except as required by law, holders of Combined Company Preferred Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Company or to vote at any such meeting but shall be entitled to receive notice of meetings of shareholders of the Company called for the purpose of authorizing the dissolution of the Company or the sale of its undertaking or a substantial part thereof. The terms of the Combined Company Preferred Shares will provide that such shares can convert into Combined Company Class A Common Shares; the conversion price may be reduced, which would result in the Combined Company Preferred Shares being convertible into additional Combined Company Class A

Common Shares upon certain events, including distributions on the Combined Company Class A Common Shares or issuances of additional Combined Company Class A Common Shares or equity-linked securities, at a price less than the then-applicable conversion price. Further, the Combined Company Preferred Shares will rank senior to the Combined Company Class A Common Shares, which could affect the value of the Combined Company Class A Common Shares on liquidation or, as a result of contractual provisions, on a change in control transaction. For example, pursuant to the related purchase agreements, the Company has agreed, with certain exceptions, not to become party to certain change in control transactions that are approved by the MDC Board other than a qualifying transaction in which holders of MDC Canada Preferred Shares are entitled to receive cash or qualifying listed securities with a value equal to the then-applicable liquidation preference plus accrued and unpaid dividends. If dividends are declared by the Company, holders of Combined Company Preferred Shares will be entitled to receive dividends in cash or in kind in an amount equal to the dividends that would be made on a number of Combined Company Class A Common Shares that such Combined Company Preferred Shares could be converted into on the applicable record date for such dividends. Holders of Combined Company Preferred Shares will additionally be entitled to receive dividends upon the consummation of certain extraordinary transactions, in an amount that accumulates interest at a rate of 7% per annum, which rate shall increase 1% on each anniversary of certain extraordinary transactions.
In addition, the Combined Company Certificate of Incorporation will authorize the Combined Company Board from time to time to create one or more additional series of Preferred Stock by resolution and, with respect to each such series, to fix the number of shares constituting such series and the designations, powers, preferences, rights, qualifications, limitations and restrictions in respect of the shares of such series, without vote or action by the Combined Company stockholders.
Annual Stockholder Meetings
The Combined Company Bylaws will provide that annual stockholder meetings will be held at a date, place (if any) and time, as exclusively selected by the Combined Company Board. To the extent permitted under applicable law, the Combined Company may, but is not obligated to, conduct annual stockholder meetings by remote communications, including by webcast.
Anti-Takeover Effects of Provisions of the Combined Company Certificate of Incorporation and Combined Company Bylaws and Delaware Law
Some provisions of Delaware law and the Combined Company Certificate of Incorporation and Combined Company Bylaws could make the following transactions difficult: acquisition of the Combined Company by means of a tender offer, merger or otherwise, or removal of incumbent officers and directors of the Combined Company by means of a proxy contest or otherwise. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in the best interests of the Combined Company, including transactions that might result in a premium over the market price for Combined Company Class A Common Shares. These provisions will replace and substitute applicable provisions of the CBCA and the Company cannot predict whether they will make an acquisition more or less likely compared to those provisions.
These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Combined Company to first negotiate with the Combined Company Board. We believe that the benefits of the Combined Company’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Combined Company outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.
Undesignated Preferred Stock
The ability to authorize undesignated Preferred Stock will make it possible for the Combined Company Board to issue shares of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Combined Company. Such provision may have the effect of deterring hostile takeovers or delaying changes in control or management of the Combined Company.

Special Stockholder Meetings
The Combined Company Certificate of Incorporation and the Combined Company Bylaws will provide that a special meeting of stockholders may be called only by the Chairman of the Combined Company Board or the majority of the whole Combined Company Board. This may limit the ability of the Combined Company stockholders to take action between annual meetings without the prior approval of the Combined Company Board.
Stockholder Action by Written Consent
Until the first date on which Stagwell and its Permitted Transferees (as defined in the A&R OpCo LLC Agreement), directly or indirectly, cease to beneficially own, in the aggregate, Combined Company Common Shares representing at least thirty percent (30%) of the Combined Company’s voting power, the Combined Company Certificate of Incorporation will permit stockholders to take action by written consent.
Requirements for Advance Notification of Stockholder Nominations and Proposals and Proxy Access
The Combined Company Bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Combined Company Board or a committee of the Combined Company Board.
Composition of the Combined Company Board; Election and Removal of Directors
The Combined Company Board will consist of one or more members, the number thereof to be determined from time to time by the Combined Company Board. Upon the consummation of the Proposed Transactions, it is expected that the Combined Company Board will consist of nine members. The directors of the Combined Company are elected until their respective successors are duly elected and qualified or until their earlier death, resignation or removal. At each annual meeting of the Combined Company, directors will be elected to one-year terms.
Subject to the rights, if any, of holders of any series of Preferred Stock with respect to removal without cause of directors elected by such holders, the directors of the Combined Company may be removed with or without cause at any time by the holders of a majority of the Combined Company Shares entitled to vote at a meeting of the shareholders of the Combined Company.
Directors on the Combined Company Board will be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present, except if, as of the date that is 14 days before the Combined Company files its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) with the SEC, the number of director nominees exceeds the number of directors to be elected, in which case directors on the Combined Company Board will be elected by the vote of a plurality of the votes cast. Unless plurality voting shall have applied to the election, any director who receives a greater number of “against” votes than votes “for” election, the Combined Company Board will decide whether to accept or reject the resignation that was submitted upon his or her election, or whether other action should be taken. The Combined Company Board will act on such recommendation within 90 days following certification of the election results.
Exclusive Forum
The Combined Company Certificate of Incorporation will provide that, unless the Combined Company consents in writing to the selection of an alternative forum, and subject to applicable jurisdictional requirements, the Court of Chancery of the State of Delaware will be the exclusive forum (or if the Court of Chancery of the State of Delaware lacks jurisdiction, then another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, then the United States District Court for the District of Delaware) for: (a) any derivative action or proceeding brought on behalf of the Combined Company, (b) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of the Combined Company to the Combined Company or the Combined Company’s stockholders, (c) any action or proceeding asserting a claim arising pursuant to any provision of the DGCL (or any successor provision thereto) or as to which the DGCL (or any successor provision thereto) confers jurisdiction on the Court of Chancery of the State of Delaware, (d) any action or proceeding asserting a claim against the Company or any current or former director, officer or other employee of the Company arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws of the Company (as each may be amended form time to time), (e) any action asserting a claim governed by the internal affairs doctrine or (f) any other action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. The exclusive forum provision does not purport to apply to suits brought to enforce a duty or liability created by the U.S. Exchange Act, or any rules or regulations promulgated thereunder, or any other claim for which the United States federal courts have exclusive jurisdiction.
The Combined Company Certificate of Incorporation will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the U.S. Securities Act.
These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Combined Company or its directors, officers or other matters pertaining to the Combined Company’s internal affairs, and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find these provisions of the Combined Company Certificate of Incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the Combined Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, results of operations or financial condition.
Business Combinations Involving Interested Stockholders
In general, Section 203 of the DGCL (“Section 203”) prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that such person became an interested stockholder, unless (i) the board of directors of the corporation has approved, prior to the time the person became an interested stockholder, either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are also officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares subject to the plan will be tendered in a tender or exchange offer) or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of at least 66-2/3% of the outstanding voting stock not owned by the interested stockholder. Generally, a “business combination” is defined to include a merger, consolidation, a sale of assets and other transactions resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that owns (or is an affiliate or associate of the corporation and within the prior three years did own) 15% or more of a corporation’s voting stock, and the affiliates and associates of any such person.
Section 203 provides that these restrictions do not apply if, among other things, the corporation’s certificate of incorporation contains a provision expressly electing not to be governed by Section 203. The Combined Company Certificate of Incorporation will opt out of Section 203 until the first date on which Stagwell and its permitted transferees, directly or indirectly, cease to beneficially own, in the aggregate, Combined Company Common Shares representing at least five percent (5%) of the Combined Company voting power. From and after such date, the Combined Company shall be governed by Section 203 so long as Section 203 by its terms would apply to the Combined Company.
Corporate Opportunities Waiver
Directors of the Combined Company (the “Exempted Persons”) will not have any duty to refrain from (i) engaging directly or indirectly in the same or similar business activities or lines of business that the Company does, (ii) doing business with any potential or actual customer or supplier of the Combined Company, or (iii) employing or otherwise engaging any officer or employee of the Combined Company. In the event that any Exempted Person acquires knowledge of a potential transaction or matter which may be a corporate opportunity for him or herself or another person and us, the Company will not have any expectancy in the corporate opportunity, and no Exempted Person will have any duty to communicate or offer the corporate opportunity to us and may pursue or acquire such corporate opportunity for him or herself or direct such opportunity to another person. In addition, Exempted Persons will be expressly permitted to act in their own best interest, and will be under no obligation to take any action in their capacity as a director of the Combined Company that prefers the interest of the Combined Company over their own self-interest. Exempted Persons will further be expressly permitted to use information they acquired as a director of the Combined Company that enhanced their knowledge and understanding of the industries in which the Combined Company operates in making investment or voting decisions relating to non-MDC entities or securities.
By becoming a stockholder in the Combined Company by virtue of the Proposed Transactions, you will be deemed to have received notice of these provisions of the Combined Company Certificate of Incorporation.
Limitations of Liability and Indemnification Matters
The Combined Company Certificate of Incorporation will contain provisions that limit the liability of the directors of the Combined Company for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law. Consequently, Combined Company directors will not be personally liable to the Combined Company or its stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:
•
any breach of the director’s duty of loyalty to the Combined Company or its stockholders;

•
any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•
willful or negligent declaration and payment of unlawful dividends, or unlawful share purchases or redemptions; or

•
any transaction from which the director derived an improper personal benefit.

The Combined Company Bylaws will provide that the Combined Company is required to indemnify its directors and officers, in each case to the fullest extent permitted by Delaware law. The Combined Company Bylaws will also obligate the Combined Company to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding. In addition, the Combined Company will enter into agreements with Combined Company directors and officers to indemnify such directors and officers. With specified exceptions, these agreements will provide for indemnification against all liability and loss suffered and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement by any of these individuals in any action, suit or proceeding, to the fullest extent permitted by applicable law. We believe that these provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Also, the Combined Company will maintain directors’ and officers’ liability insurance.
The limitation of liability and indemnification provisions in the Combined Company Certificate of Incorporation and Combined Company Bylaws may discourage stockholders from bringing a lawsuit against Combined Company directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against Combined Company directors and officers, even though an action, if successful, might benefit the Combined Company and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that the Combined Company pays the costs of settlement or damages.
Uncertificated Shares
The Combined Company Common Shares will be uncertificated, and holders of Combined Company Common Shares will not have the right to require the Combined Company to issue certificates for their shares.
Stock Exchange Listing
The Combined Company Class A Common Shares will be listed on NASDAQ. See “The Proposed Transactions — Listing of the Combined Company Class A Common Shares; Reporting Requirements” “ The Redomiciliation — Certain Legal and Regulatory Matters — Stock Exchange Listing.”

Registrar and Transfer Agent
The transfer agent and registrar for Combined Company Shares following completion of the Proposed Transactions will be American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219. AST US, and its Canadian office, at AST Trust Company (Canada), P.O. Box 700, Station B, Montreal, QC H3B 3K3, will act as co-transfer agent.

COMPARISON OF STOCKHOLDERS’ RIGHTS
The following is a summary comparison of the significant differences between:
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the current rights of MDC Canada Shareholders under the CBCA and MDC Canada’s articles of amalgamation and by-law, each as amended to date;

•
the rights of the MDC Delaware Shareholders under the DGCL and the MDC Delaware Certificate of Incorporation and MDC Delaware Bylaws, upon consummation of the Redomiciliation; and

•
the rights of the Combined Company Shareholders under the DGCL and the Combined Company Certificate of Incorporation and Combined Company Bylaws upon consummation of the Business Combination.

The MDC Delaware Certificate of Incorporation and the MDC Delaware Bylaws will be the same as the Combined Company Certificate of Incorporation and the Combined Company Bylaws, respectively, except that the MDC Delaware Series 6 Shares shall have a voting right with respect to the MDC Merger.
The following summary is not a complete statement of the rights of MDC Canada Shareholders or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the CBCA and the DGCL and MDC Canada’s, MDC Delaware’s and the Combined Company’s constituent documents, which MDC Canada Shareholders should read. The MDC Delaware Certificate of Incorporation and MDC Delaware Bylaws, in the form substantially as they will be in effect upon completion of the Redomiciliation, and the Combined Company Certificate of Incorporation and Combined Company Bylaws, in the form substantially as they will be in effect upon completion of the Proposed Transactions are attached as Annexes Q, R, A, and B, respectively, of this Proxy Statement/Prospectus.
Except as otherwise noted, references below to the Combined Company Certificate of Incorporation, Combined Company Bylaws, Combined Company Shares, Combined Company Shareholders and Combined Company Board apply equally to the MDC Delaware Certificate of Incorporation, MDC Delaware Bylaws, MDC Delaware Shares, MDC Delaware Shareholders and MDC Delaware Board, respectively. To see where copies of the remaining documents can be obtained, see “Where You Can Find More Information”.
	MDC Canada	MDC Delaware and the Combined Company
Authorized Capital Stock	MDC Canada’s articles of amalgamation authorize MDC Canada to issue an unlimited number of Class A Subordinate Voting Shares, Class B Shares, and non-voting Preference Shares, issuable in series, of which 5,000 Series 1 Preference Shares, 700,000 Series 2 Preference Shares, an unlimited number of Series 3 Preference Shares, 95,000 Series 4 Preference Shares, an unlimited number of Series 5 Preference Shares, 50,000 Series 6 Preference Shares, and an unlimited number of Series 7 Preference Shares have been designated.	The Combined Company Certificate of Incorporation will authorize [ ] shares of Class A Common Stock, no par value per share, [ ] shares of Class B Common Stock, no par value per share, [ ] shares of Class C Common Stock, no par value per share, and [ ] shares of Preferred Stock, no par value per share, of which (i) 95,000 shares will be designated as “Series 4 Convertible Preferred Stock”, (ii) 30,000,000 shares will be designated as “Series 5 Convertible Preferred Stock”, (iii) 50,000 shares will be designated as “Series 6 Convertible Preferred Stock” and (iv) 20,000,000 shares will be designated as “Series 7 Convertible Preferred Stock”. The DGCL authorizes the Combined Company Board to issue Common Stock and Preferred Stock up to the authorized number of shares of Common Stock and Preferred Stock, respectively, without stockholder approval, and the Combined Company

	MDC Canada	MDC Delaware and the Combined Company
Certificate of Incorporation will authorize the Combined Company Board to create new series of Preferred Stock and designate the powers, preferences, rights, qualifications, limitations and restrictions thereof without stockholder approval. Simultaneously with the filing of the Combined Company Certificate of Incorporation, the Combined Company will file with the Secretary of State of the State of Delaware (i) the Certificate of Designation of the Combined Company Series 4 Shares, which will designate 95,000 shares of Preferred Stock as Combined Company Series 4 Shares, (ii) the Certificate of Designation of the Combined Company Series 5 Convertible Preferred Shares, which will designate 30,000,000 shares of Preferred Stock as Combined Company Series 5 Convertible Preferred Shares, (iii) the Certificate of Designation of the Combined Company Series 6 Shares, which will designate 50,000 shares of Preferred Stock as Combined Company Series 6 Shares, and (iv) the Certificate of Designation of the Combined Company Series 7 Convertible Preferred Shares, which will designate 20,000,000 shares of Preferred Stock as Combined Company Series 7 Convertible Preferred Shares.
Dividends
Under the CBCA, a corporation may pay a dividend by issuing fully paid shares of such corporation or may pay in money or property. If shares of a corporation are issued in payment of a dividend, the declared amount of the dividend stated as an amount of money shall be added to the stated capital account maintained or to be maintained for the shares of the class or series issued in payment of the dividend.
Under the CBCA, a corporation shall not declare or pay a dividend if there are reasonable grounds for believing: (a) that the corporation is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of such corporation’s assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

Under the DGCL, a Delaware corporation may, subject to restrictions in its certificate of incorporation, pay dividends out of the corporation’s surplus or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and/or for the immediately preceding fiscal year. Dividends out of net profits may not be paid when the capital of a Delaware corporation has diminished to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.
The decision whether or not to pay dividends and the amount of any such dividends is subject to the discretion of the Combined Company Board and the existence of legally available funds. If the Combined Company Board declares a

	MDC Canada	MDC Delaware and the Combined Company
The decision whether or not to pay dividends and the amount of any such dividends is subject to the discretion of the MDC Board.
dividend on the Combined Company Class A Common Shares, it shall declare a dividend on the Combined Company Class B Common Shares in an amount equal to or, in its discretion, lesser per share than on the Combined Company Class A Common Shares, and if the Combined Company Board declares a dividend on the Combined Company Class B Common Shares, it shall declare a dividend on the Combined Company Class A Common Shares in an amount equal to or, in its discretion, greater per share than on the Combined Company Class B Common Shares. The Combined Company Board will regularly evaluate any proposed dividend payments of the Combined Company and DGCL requirements in respect of surplus and net profits, as applicable, provided that the Combined Company Class C Common shares shall not be entitled to dividends.
If dividends are declared by the Company, holders of Combined Company Preferred Shares will be entitled to receive dividends in cash or in kind in an amount equal to the dividends that would be made on a number of Combined Company Class A Common Shares that such Combined Company Preferred Shares could be converted into on the applicable record date for such dividends. Holders of Combined Company Preferred Shares will additionally be entitled to receive dividends upon the consummation of certain extraordinary transactions, in an amount that accumulates interest at a rate of 7% per annum, which rate shall increase 1% on each anniversary of certain extraordinary transactions.

Voting Rights
The CBCA provides that, in general, the holders of at least one class of shares of a corporation are entitled to receive notice of and vote at each meeting of shareholders.
Each MDC Canada Class A Common Share entitles its holder to one vote on all matters on which holders of MDC Canada Class A Common Shares are entitled to vote, each MDC Canada Class B Common Share entitles its holder to twenty votes on all matters on which
The DGCL provides that each stockholder is entitled to one vote for each share of capital stock held by such stockholder, unless otherwise provided in the corporation’s certificate of incorporation. The Combined Company Certificate of Incorporation will provide that each Combined Company Class A Common Share and Combined Company Class C Common Share will entitle its holder to one vote, and each Combined Company Class B Common Share will

	MDC Canada	MDC Delaware and the Combined Company
holders of MDC Canada Class B Common Shares are entitled to vote and MDC Canada Preferred Shareholders are not entitled to vote unless as otherwise provided under applicable law.
entitle its holder to twenty votes, on each matter voted upon by the holders of Combined Company Common Shares. The Combined Company Board will be authorized by the Certificate of Incorporation to determine the voting power of any series of Preferred Stock that the Combined Company creates.
Except when another standard is required by the DGCL or the Combined Company Certificate of Incorporation or Combined Company Bylaws in specified circumstances, the vote of holders of a majority of the voting power of the shares present in person or represented by proxy at a meeting at which a quorum is present shall constitute the act of the stockholders.

Number of Directors and Size of Board
The CBCA provides that the board of directors of a distributing corporation shall consist of not fewer than three directors, at least two of whom are not officers or employees of the corporation or its affiliates.
MDC Canada is a distributing corporation under the CBCA and MDC Canada’s articles of amalgamation provide that the number of directors will be not less than three or more than 20. The exact number of directors within these limits will be fixed from time to time by resolution of the board of directors. The MDC Board currently consists of 7 members.

The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors, with the precise number thereof from time to time fixed by or in the manner provided by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation.
The Combined Company Certificate of Incorporation will provide that the number of directors will be determined from time to time by the Combined Company Board. Upon the consummation of the Proposed Transactions, it is expected that the Combined Company Board will consist of nine members.

Director Qualifications	The CBCA requires that all directors be individuals, of sound mind, not less than the age of 18 and not have the status of bankrupt. Further, according to the CBCA, 25% of the directors of a Canadian corporation must be Canadian residents.
The DGCL requires that directors of Delaware corporations be natural persons. The Combined Company Bylaws will also provide that, to be eligible for election as a director, the person must be nominated by or at the direction of the Combined Company Board or any committee thereof, by the Combined Company stockholders pursuant to the advance notice bylaw summarized below.
Pursuant to the Combined Company Bylaws, no person shall qualify for service as a director (i) if such person is not at

	MDC Canada	MDC Delaware and the Combined Company

least 21 years of age and (ii) if such person is party to any compensatory or financial agreement with any third party in connection with his candidacy or service as a director of the Combined Company unless disclosed to Combined Company.
In addition, the Combined Company Bylaws will provide that, to be eligible for election as a director, a stockholder nominee must deliver to the Secretary of the Combined Company: (i) a questionnaire with respect to his or her background, qualifications and independence; (ii) a written representation regarding, among other things, voting commitments to third parties and adherence to corporate governance guidelines; and (iii) written consent to being named as a nominee for director. (such deliveries collectively, the “Nominee Deliveries”).

Election of Directors	The CBCA provides that directors will be elected by ordinary resolution passed at a meeting of the shareholders called for that purpose.	The DGCL provides that an annual meeting will be held for the election of directors unless directors are elected by written consent in lieu thereof. The DGCL provides that directors may be elected by written consent in lieu of an annual meeting if the written consent is unanimous unless all of the directorships to which directors could be elected at an annual meeting are vacant.
Term of Directors
The CBCA provides that a director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following the director’s election. The CBCA provides that it is not necessary that all directors elected at a meeting of shareholders hold office for the same term.
MDC Canada’s directors are elected to one-year terms expiring at the next annual shareholders’ meeting following election. MDC Canada’s articles of amalgamation do not provide for staggered terms or a classified board.

The DGCL provides that directors of a Delaware corporation hold office until their successors are elected and qualified or until their earlier resignation or removal.
The Combined Company’s directors will be elected to one-year terms expiring at the next annual stockholders’ meeting following election. The Combined Company Certificate of Incorporation and Combined Company Bylaws will not provide for staggered terms or a classified board as permitted by the DGCL.

Removal of Directors	The CBCA provides that the shareholders of a corporation may, by an ordinary resolution passed by a majority of votes cast by the shareholders who voted in	The DGCL provides, and Combined Company Certificate of Incorporation will provide, that, except for any directors elected by the holders of shares of any

	MDC Canada	MDC Delaware and the Combined Company
	respect of that resolution at a special meeting, remove any director or directors from office if the number of votes cast in favor of the director’s removal is greater than the product of the number of directors required by the articles and the number of votes cast against the motion. Where the holders of any class or series of shares of a Canadian corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.	series of Preferred Stock pursuant to any certificate establishing the terms of such series, any one or more directors or the entire Combined Company Board may be removed, with or without cause, by the holders of a majority of voting power of the shares then entitled to vote at an election of directors.
Filling of Board Vacancies
The CBCA provides that, subject to any right of the shareholders (or class of shareholders) to fill a vacancy among the directors, as set forth in the articles, a vacancy among the directors may be filled by a vote of the shareholders or by a quorum of directors except when the vacancy results from an increase in the number or the minimum or maximum number of directors or from a failure to elect the number or minimum number of directors provided for in the articles. Under MDC Canada’s by-law, if a quorum of the board remains in office, MDC Board may fill a vacancy in the board, except a vacancy resulting from (i) an increase in the number of directors otherwise than by a resolution of the directors, or in the maximum number of directors, or from (ii) a failure to elect the number of directors required to be elected at any meeting of the shareholders. Each director appointed or elected to fill a vacancy holds office for the unexpired term of their predecessor.
The CBCA also provides that the directors may appoint additional directors who shall hold office for the term expiring not later than the close of the next annual meeting of the shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of the shareholders.

The DGCL provides that, unless otherwise provided in the certificate of incorporation or bylaws, vacancies and newly created directorships may be filled by a majority vote of the directors then in office, even if the number of directors then in office is less than a quorum. Delaware common law also gives stockholders power to fill vacancies, unless the corporation’s certificate of incorporation or bylaws provide otherwise.
The Combined Company Certificate of Incorporation will provide that any vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote, as a single class, may be filled solely by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director or, if not so filled, by the stockholders at the next annual meeting thereof.

Board Quorum and Vote Requirements	Under the CBCA, subject to the articles or by-laws of a corporation, a majority of the number of directors or minimum number of directors required by the	Under the Combined Company Bylaws, the presence of a majority of the total number of whole Combined Company Board will constitute a quorum. The vote

	MDC Canada	MDC Delaware and the Combined Company

articles constitutes a quorum at any meeting of directors, and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors.
Under MDC Canada’s by-law, the presence of two-fifths the number of directors constitutes a quorum. At all MDC Board meetings every question is decided by a majority of the votes cast thereon. In the case of an equality of votes, the chairman of the meeting is not entitled to a second or casting vote.

of a majority of the directors present at any meeting at which a quorum is present will constitute an act of the Combined Company Board.
Under the DGCL, directors are also permitted to act by unanimous written consent signed by all of the members of the board of directors or of any committee thereof, as applicable.

Annual Meetings of Stockholders	Under the CBCA, the directors of a Canadian corporation shall call an annual meeting of the shareholders not later than 18 months after the Canadian corporation comes into existence and subsequently not later than 15 months after holding the last preceding annual meeting but no later than six months after the end of the corporation’s preceding financial year.
The Combined Company Bylaws will provide that an annual meeting of stockholders, for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly be considered at the meeting, shall be held on such date and at such time as the Combined Company Board fixes.
Under the DGCL, subject to certain statutory exceptions, if the Combined Company does not designate a date for an annual meeting to elect directors within the 13-month period following its last annual meeting, the Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

Quorum for Stockholder Meetings
Under the CBCA, unless the by-laws otherwise provide, a quorum of shareholders is present at a meeting of shareholders, irrespective of the number of persons actually present at the meeting, if the holders of a majority of the shares entitled to vote at the meeting are present in person or represented by proxy.
Under MDC Canada’s by-law, a quorum is present at a meeting of shareholders if not less than 33 1∕3% of the shared entitled to vote at the meeting are present in person or represented by proxy.
Under the Combined Company Bylaws, subject to certain statutory exceptions, the holders of 33 1∕3% of the voting power of all outstanding shares of stock entitled to vote at the meeting of stockholders, present in person or represented by proxy, will constitute a quorum for the transaction of business at such meeting. The stockholders may continue to transact business at the meeting even if quorum is subsequently broken.
Notice of Annual and Special Meetings of Stockholders
Under the regulations of the CBCA and MDC Canada’s by-law, notice of the date, time and place of a meeting of shareholders must be given not less than 21 days and not more than 60 days prior to the meeting to each director, auditor and to each shareholder entitled to vote at the meeting.
Under the DGCL and the Combined Company’s Bylaws, except as otherwise required by the DGCL in certain circumstances, notice of any meeting of stockholders must be sent not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled

	MDC Canada	MDC Delaware and the Combined Company
to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting. Under the DGCL and the Combined Company Bylaws, attendance of a stockholder at a meeting of stockholders shall constitute a waiver of notice of such meeting, except when the stockholder attends such meeting for the express purpose of objecting, at the beginning of the meeting, that the meeting is not lawfully called or convened.
Calling Special Meetings of Stockholders
The CBCA provides that the directors of a Canadian corporation may at any time call a special meeting of the shareholders.
The CBCA also provides that holders of not less than 5% of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. Upon meeting the technical requirements set out in the CBCA for making such a requisition, the directors of the corporation must call a meeting of shareholders. If they do not call a meeting within 21 days after receiving the requisition, any shareholder who signed the requisition may call the special meeting.
MDC Canada’s by-laws provide that the board of directors, the Chairman of the board, Vice Chairman of the board if he is a director, the Managing Director if he is a director, the President if he is a director, and a Vice President if he is a director shall have power to call a special meeting of shareholders at any date and time.

The DGCL provides that special meetings may be called by the board of directors or by such persons as may be authorized by the certificate of incorporation or by the bylaws.
The Combined Company Bylaws will provide that special meetings of the Combined Company stockholders, for any purpose, may be called at any time by the Chairman of the Board or the Combined Company Board by majority vote. As required by the DGCL, business transacted at all special meetings of the Combined Company stockholders is confined to the purposes stated in the notice.
Until the first date on which Stagwell and its Permitted Transferees (as defined in the A&R OpCo LLC Agreement), directly or indirectly, cease to beneficially own, in the aggregate, Combined Company Common Shares representing at least thirty percent (30%) of the Combined Company’s voting power, special meetings of the Combined Company Shareholders may also be called by the Secretary of the Combined Company at the request of the holders of at least thirty percent (30%) of the Combined Company voting power.

Notice of Stockholder Nominations and Proposals	The CBCA provides that a registered or beneficial holder of shares entitled to be voted at an annual meeting of shareholders may submit notice to the corporation of any matter that the person proposes to raise at the meeting, which is referred to as a “proposal,” and discuss at the meeting any matter in respect of which the person would have been entitled to submit a proposal.
The DGCL does not contain any limits on or requirements for stockholders to nominate directors or propose business for annual meetings.
The Combined Company Bylaws will provide the manner in which stockholders may give notice of director nominations and other business (that is a proper matter for stockholder action under the DGCL) to be brought before an annual meeting as

MDC Canada	MDC Delaware and the Combined Company

To be eligible to submit a proposal a registered or beneficial shareholder: (1) must be, for at least the six-month period immediately before the day on which the shareholder submits the proposal, the registered holder or the beneficial owner of at least: (a) 1% of the total outstanding voting shares of the corporation, as of the day on which the shareholder submits a proposal; or (b) the number of voting shares whose fair market value, as determined at the close of business on the day before the shareholder submits the proposal to the corporation, is at least C$2,000; or (2) must have the support of persons who in the aggregate, and including or not including the person that submits the proposal, have been, for at least the six-month period immediately before the day on which the shareholder submits the proposal, the registered holder or the beneficial owners of at least: (a) 1% of the total outstanding voting shares of the corporation, as of the day on which the shareholder submits a proposal; or (b) the number of voting shares whose fair market value, as determined at the close of business on the day before the shareholder submits the proposal to the corporation, is at least C$2,000.
A proposal may include nominations for the election of directors if the proposal is signed by one or more holders of shares representing in the aggregate not less than 5% of the shares or 5% of the shares of a class of shares of the corporation entitled to vote at the meeting to which the proposal is to be presented, but this does not preclude nominations made at a meeting of shareholders. A proposal submitted by notice to the corporation must include the name and address of the person making the proposal and of the person’s supporters, if applicable; and the number of shares held or owned by the person and the person’s supporters, if applicable, and the date the shares were acquired.
If the corporation solicits proxies it shall set out its proposals in the management proxy circular or attach the proposals thereto.

well as to nominate candidates for election at a special meeting called for the purpose of director elections. In general, a stockholder may nominate a director in connection with an annual or special meeting or bring other business before an annual meeting if that stockholder (i) gives timely written notice of the nomination or other business to the Combined Company’s Secretary and otherwise complies with the requirements set forth in the Combined Company Bylaws, (ii) is a stockholder of record on the date the stockholder gives notice and on the date of the meeting and (iii) is entitled to vote at the meeting.
To be timely in the case of an annual meeting, a stockholder’s notice must be delivered to the Combined Company’s executive offices not less than 90 nor more than 120 days prior to the first anniversary of the prior year’s annual meeting. However, in the event that the date of the annual meeting is more than 30 days before or 60 days after the anniversary date, the stockholder’s notice must be delivered not earlier than 120 days prior to such annual meeting and not later than the later of 90 days prior to such annual meeting and 10 days after the day on which public announcement of the date of such meeting is first made. To be timely in the case of a special meeting called for the purpose of electing directors, a stockholder’s notice of director nomination must be delivered to the Combined Company’s executive offices not earlier than 90 days prior to such special meeting and not later than the later of 60 days prior to such special meeting and 10 days following the date on which public announcement of the date of the special meeting at which the directors are to be elected is first made by the Combined Company.
In either case, the adjournment, postponement or deferral of a meeting of stockholders shall not commence a new time period for purposes of the notice described above.

	MDC Canada	MDC Delaware and the Combined Company
If so requested by the person who submits a proposal, the corporation shall include in the management proxy circular or attach to it a statement in support of the proposal by the person and the name and address of the person. The statement and the proposal must together not exceed 500 words.
To be in proper form, the stockholder’s notice must set forth, among other things:
•
the name and address of record and information regarding the interests in securities of the Combined Company of: (i) the nominating stockholder; or (ii) any beneficial owner or any person that controls, or is controlled by, or is under common control with the nominating stockholder or beneficial owner (a “Stockholder Associated Person”);

•
as to director nominations, all information relating to such a nominee that would be required to be disclosed in solicitations of proxies for election of directors in an election contest subject to Section 14 of the U.S. Exchange Act; all direct or indirect compensation and other material monetary agreements between or among the nominating stockholder, any Stockholder Associated Person and the proposed nominee; and the Nominee Deliveries;

•
as to business other than nomination of directors, a description of the business desired to be brought before the meeting; the text of the proposal (including the text of any resolutions proposed for consideration and, if any resolution proposed for consideration includes the amending of the Combined Company Bylaws, the language of the proposed amendment); any material interest in conducting such business at the meeting; and a description of all arrangements between or among the stockholder and any Stockholder Associated Person or other persons in connection with the proposal.

Stockholder Action by Written Consent
The CBCA and MDC Canada’s by-laws provide that a resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders. A resolution in writing dealing with all matters required by the CBCA to be dealt with at a meeting of shareholders, and signed by all the shareholders entitled to vote at that meeting, satisfies all the requirements of the CBCA relating to meetings of shareholders.
The DGCL provides that, unless otherwise provided in a corporation’s certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or

	MDC Canada	MDC Delaware and the Combined Company

take such action at a meeting at which all shares entitled to vote thereon were present and voted.
The Combined Company Certificate of Incorporation will provide that, subject to the rights of the holders of any outstanding series of Combined Company Preferred Shares, until the first date on which Stagwell and its Permitted Transferees (as defined in the A&R OpCo LLC Agreement), directly or indirectly, cease to beneficially own, in the aggregate, Combined Company Common Shares representing at least thirty percent (30%) of the Combined Company’s voting power, any action required to be taken at any annual or special meeting of the stockholders of the Combined Company, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing (or deemed to be in writing under applicable law), setting forth the action so taken, shall be signed by stockholders (or deemed to be signed by stockholders under applicable law) representing not less than the minimum number of votes that would be necessary to authorize or take such actions at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered and dated as required by law.

Amendment of Governing Documents
Under the CBCA, an amendment of the articles of a corporation generally requires the approval of not less than two-thirds of the votes cast by shareholders who voted in respect of that resolution. The CBCA further provides that, unless the articles, by-laws or a unanimous shareholder agreement otherwise provide, the directors may, by resolution, make, amend or repeal any by-laws that regulates the business or affairs of the corporation. When the directors amend or repeal a by-law, they are required to submit the change to the shareholders at the next meeting.
In addition, under the CBCA, an amendment to the articles of a corporation would (unless the articles otherwise provide in the case of an
Under the DGCL, amendments to a Delaware corporation’s certificate of incorporation must be approved by a resolution of the board of directors declaring the advisability of the amendment, and, subject to limited exceptions, by the affirmative vote of a majority of the voting power of the outstanding shares entitled to vote thereon. If an amendment would increase or decrease the number of authorized shares of a class of stock, increase or decrease the par value of the shares of a class of stock or alter or change the powers, preferences or other special rights of a class of outstanding shares so as to affect the class adversely, then a majority of the voting power of the shares of that

MDC Canada	MDC Delaware and the Combined Company
amendment referred to in paragraphs (a), (b) and (e)) require the approval of a class of securities voting separately if: (a) increase or decrease any maximum number of authorized shares of such class, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the shares of such class; (b) effect an exchange, reclassification or cancellation of all or part of the shares of such class; (c) add, change or remove the rights, privileges, restrictions or conditions attached to the shares of such class and, without limiting the generality of the foregoing, (i) remove or change prejudicially rights to accrued dividends or rights to cumulative dividends, (ii) add, remove or change prejudicially redemption rights, (iii) reduce or remove a dividend preference or a liquidation preference, or (iv) add, remove or change prejudicially conversion privileges, options, voting, transfer or pre-emptive rights, or rights to acquire securities of a corporation, or sinking fund provisions; (d) increase the rights or privileges of any class of shares having rights or privileges equal or superior to the shares of such class; (e) create a new class of shares equal or superior to the shares of such class; (f) make any class of shares having rights or privileges inferior to the shares of such class equal or superior to the shares of such class; (g) effect an exchange or create a right of exchange of all or part of the shares of another class into the shares of such class; or (h) constrain the issue, transfer or ownership of the shares of such class or change or remove such constraint.
class also must approve the amendment, voting as a separate class, whether or not entitled to vote thereon by the certificate of incorporation. The DGCL also permits a Delaware corporation to include a provision in its certificate of incorporation requiring a greater proportion of voting power to approve a specified amendment. The DGCL also provides that the number of authorized shares of a class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the corporation irrespective of the foregoing if provided in the certificate of incorporation.
The Combined Company Certificate of Incorporation will provide that it may be amended in accordance with the DGCL. In addition, the Combined Company Certificate of Incorporation provides that the number of authorized shares of Preferred Stock and Common Stock may be increased or decreased (but not below the number of shares thereof outstanding) by the affirmative vote of holders of a majority in voting power of the stock of the corporation entitled to vote thereon, voting as a single class, irrespective of the provisions in Section 242(b)(2) of the DGCL.
The Combined Company Certificate of Incorporation will authorize the Combined Company Board to adopt, amend or repeal the Combined Company Bylaws. In addition to any requirements of law, the affirmative vote of the holders of at least a majority of the combined voting power of the then outstanding shares of all classes and series of capital stock of the Combined Company entitled generally to vote, voting together as a single class, shall be required for stockholders to adopt, amend, alter or repeal any provision of the Combined Company Bylaws.
Under the DGCL, unless a corporation’s certificate of incorporation specifies otherwise, a class of capital stock is entitled to a separate class vote on any

	MDC Canada	MDC Delaware and the Combined Company
amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. If such amendment would alter or change the powers, preferences, or special rights of one or more series of any class so as to affect them adversely but does not so affect the entire class, then only the shares of the series so affected shall be entitled to a separate class vote. In addition, the number of authorized shares of any class of stock may be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of holders of a majority of the stock of the corporation entitled to vote irrespective of Section 242(b)(2) of the DGCL if so provided in the certificate of incorporation.
Fiduciary Duties	The CBCA requires directors and officers of a corporation, in exercising their powers and discharging their duties, to act honestly and in good faith with a view to the best interests of the corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. When acting with a view to the best interest of the corporation, the directors and officers of the corporation may consider but are not limited to, the following factors: (a) the interests of shareholders, employees, retirees and pensioners, creditors, consumers and governments; (b) the environment; and (c) the long-term interests of the corporation.	Directors of Delaware corporations have common law fiduciary duties, which generally consist of duties of loyalty and care. Under Delaware law, the duty of care requires that directors inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of loyalty requires that directors act in good faith, not out of self-interest and in a manner which the directors believe to be in the best interests of the corporation and its stockholders.
Corporate Opportunity Waiver	A doctrine of Canadian common law prohibits an officer or director of a corporation from diverting a business opportunity presented to, or otherwise rightfully belonging to, the corporation to himself or to any of his affiliates.	Exempted Persons will not have any duty to refrain from (i) engaging directly or indirectly in the same or similar business activities or lines of business as the Combined Company, (ii) doing business with any potential or actual customer or supplier of the Combined Company, or (iii) employing or otherwise engaging any officer or employee of the Combined Company. In the event that any Exempted Person acquires knowledge of a potential

	MDC Canada	MDC Delaware and the Combined Company

transaction or matter which may be a corporate opportunity for itself or another person and the Combined Company, the Combined Company will not have any expectancy in the corporate opportunity, and no Exempted Person will have any duty to communicate or offer the corporate opportunity to the Combined Company and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. In addition, Exempted Persons will be expressly permitted to act in their own best interest, and will be under no obligation to take any action in their capacity as a director of the Combined Company that prefers the interest of the Combined Company over their own self-interest. Exempted Persons will further be expressly permitted to use information they acquired as a director of the Combined Company that enhanced their knowledge and understanding of the industries in which the Combined Company operates in making investment or voting decisions relating to non-MDC entities or securities.
By becoming a stockholder in the Combined Company by virtue of the Proposed Transactions, you will be deemed to have received notice of these provisions of the Combined Company Certificate of Incorporation.

Limitation on Liability of Directors
According to the CBCA, no provision in a contract, the articles, by-laws or a resolution relieves a director or officer of a corporation from the duty to act in accordance with the CBCA or the regulations thereunder or relieves them from liability for a breach thereof. Any such duty or liability will be alleviated only to the extent that a unanimous shareholder agreement restricts the powers of the directors to manage, or supervise the management of, the business and affairs of the corporation.
Under the CBCA, a corporation may indemnify certain persons associated with the corporation against all reasonably incurred costs, charges, and expenses, including settlement amounts or judgments in respect of any proceeding in
The Combined Company Certificate of Incorporation will limit the liability of the directors of the Combined Company to the fullest extent permitted by the DGCL for monetary damages for breaches of fiduciary duty. Consequently, Combined Company directors will not be personally liable to the Combined Company or any stockholder for monetary damages for breach of fiduciary duty as a director, except: (1) for any breach of the director’s duty of loyalty to the Combined Company or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) for willful or negligent payment of unlawful dividends or stock purchases or redemptions; or (4) for any transaction from which the

MDC Canada	MDC Delaware and the Combined Company

which such individual is involved because of his or her association with the corporation. Persons capable of being indemnified in such a manner include current and former directors or officers, persons who act or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity.
In order to qualify for indemnification such director or officer must:
•
 have acted honestly and in good faith with a view to the best interests of the corporation; and

•
 in the case of a criminal or administrative action or proceeding enforced by a monetary penalty, have had reasonable grounds for believing that his or her conduct was lawful.

A corporation may, if the person meets the conditions above and it is approved by a court, also indemnify the person in respect of an action by or on behalf of the corporation. If a person meets the conditions above and was not judged by the court or other competent authority to have committed any fault or omitted to do anything that individual ought to have done, that person is entitled to be indemnified by the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the corporation.
MDC Canada’s by-laws provide that MDC Canada shall indemnify, subject to the provisions of the CBCA, a director or an officer of MDC Canada, his or her heirs, executors and all legal personal representatives from and against any liability and all costs, charges and expenses that he or she sustains or incurs in respect of any action, suit or proceeding that is proposed or commenced against him or her for or in respect of anything done or permitted by him or her in respect of the execution of the duties of his or her office and all other director derived an improper personal benefit.
Under Section 145 of the DGCL, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify any person who was or is a party or is threatened to be made a party to any such threatened, pending or completed action by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) only against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent the appropriate court finds that, in view of all the circumstances of the case, such person

MDC Canada	MDC Delaware and the Combined Company
costs, charges and expenses that he or she sustains or incurs in respect of the affairs of MDC Canada.
is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.
The DGCL further provides that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as director, officer, employee or agent of another entity or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, whether or not the corporation would have the power to indemnify such person against such liability.
The Combined Company Bylaws will provide that its directors and officers will be indemnified by the Combined Company to the fullest extent authorized by Delaware law as it now exists or may in the future be amended, against all expenses, liabilities and loss incurred in connection with their service as a director or officer on behalf of the corporation.
The Combined Company Bylaws will provide that, to the fullest extent not prohibited by applicable law, the Combined Company shall pay the expenses (including attorneys’ fees) incurred by a director or officer of the Combined Company, and may pay the expenses incurred by any employee or agent of the Combined Company, in defending any action, suit or proceeding in advance of its final disposition; provided, that if required by law, such payment of expenses in advance of the final disposition of the action, suit or proceeding shall be made only upon receipt of an undertaking by or on behalf of the person to repay all amounts advanced if it is ultimately determined that such person is not entitled to be indemnified by the Combined Company.

Merger Vote	The CBCA provides that the directors of an amalgamating corporation must submit the amalgamation agreement for approval at a meeting of the shareholders of the corporation. An amalgamation agreement is adopted when shareholders of each amalgamating corporation	The DGCL provides that, subject to certain exceptions, the adoption of a merger agreement requires the approval of a majority of the voting power of the outstanding stock of the corporation entitled to vote thereon.

	MDC Canada	MDC Delaware and the Combined Company
	approve the amalgamation by not less than two-thirds of the votes cast in person or by proxy on the resolution.	No vote of stockholders of a corporation is required to approve (1) the merger of the corporation with or into another corporation that owns 90% or more of the common stock of the corporation pursuant to a specific provision of the DGCL, (2) the merger of the corporation into a direct or indirect wholly-owned subsidiary of the corporation in a “holding company reorganization” meeting certain requirements, (3) in a merger in which the stock of the corporation remains outstanding, the certificate of incorporation is not amended in any respect and the corporation issues less than 20% of its stock, and (4) a merger following a tender offer in which the holders of sufficient shares that, absent the provision, would be entitled to adopt the merger agreement, tender their shares into the tender offer and those stockholders who do not tender (subject to certain statutory exceptions) receive the same consideration in the merger as those who tendered in the tender offer.
Anti-Takeover Provisions	The CBCA does not contain a comparable provision to Section 203 of the DGCL. However, certain Canadian securities regulatory authorities, including the Ontario Securities Commission, have addressed related party transactions in Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”). In a related party transaction, among other things, an issuer acquires or transfers an asset or treasury securities, or assumes or transfers a liability, from or to a related party in one or any combination of transactions. A related party is defined in the policies to include directors, senior officers and holders of at least 10% of the issuer’s voting securities. MI 61-101 requires detailed disclosure in the proxy material sent to security holders in connection with a related party transaction. In addition, subject to certain exceptions, the policies require the proxy material to include a formal valuation of the subject matter of the related party transaction and any non-cash consideration and a summary of the	Section 203 generally prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that such person became an interested stockholder, unless (i) the board of directors of the corporation has approved, prior to the time the person became an interested stockholder, either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are also officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares subject to the plan will be tendered in a tender or exchange offer) or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and

	MDC Canada	MDC Delaware and the Combined Company
valuation. The policies also require that the shareholders of the issuer, other than the related party and its affiliates, separately approve the transaction.
authorized at a meeting of stockholders by the affirmative vote of at least 66 2∕3% of the outstanding voting stock not owned by the interested stockholder. Generally, a “business combination” is defined to include a merger, consolidation, a sale of assets and other transactions resulting in a financial benefit to the interested stockholder and an “interested stockholder” is a person that owns (or is an affiliate or associate of the corporation and within the prior three years did own) 15% or more of a corporation’s voting stock, and the affiliates and associates of any such person.
Section 203 provides that these restrictions do not apply if, among other things, the corporation’s certificate of incorporation contains a provision expressly electing not to be governed by Section 203. The Combined Company Certificate of Incorporation will opt out of Section 203 until the first date on which Stagwell and its permitted transferees, directly or indirectly, cease to beneficially own, in the aggregate, Combined Company Common Shares representing at least five percent (5%) of the Combined Company voting power. From and after such date, the Combined Company shall be governed by Section 203 so long as Section 203 by its terms would apply to the Combined Company.

Appraisal Rights
The CBCA provides that shareholders of a Canadian corporation entitled to vote on certain matters are entitled to exercise dissent rights and be paid for the fair value of the shares in respect of which the shareholder dissents. For this purpose, there is no distinction made between listed and unlisted shares.
Dissent rights exist when there is a vote upon matters such as:
•
any amalgamation with another corporation (other than with certain affiliated corporations);

•
an amendment to the corporation’s articles of amalgamation to add, change or remove any provisions

Under the DGCL, a stockholder of a Delaware corporation who does not vote in favor of certain mergers and who is entitled to demand and has properly demanded appraisal of his shares in accordance with the requirements of Section 262 of the DGCL is entitled to appraisal of the fair value of his shares by the Court of Chancery of the State of Delaware in connection with certain mergers. The DGCL does not confer appraisal rights, however, if the Delaware corporation’s stock is either listed on a national securities exchange or held of record by more than 2,000 holders unless the holders of such shares are not required to accept for their stock in such

	MDC Canada	MDC Delaware and the Combined Company

restricting the issue, transfer or ownership of shares;
•
an amendment to the corporation’s articles of amalgamation to add, change or remove any restriction upon the business or businesses that the corporation may carry on;

•
a continuance under the laws of another jurisdiction;

•
 a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business;

•
an arrangement where there is a court order permitting a shareholder to dissent; and

•
a “going private” transaction or a “squeeze-out” transaction.

A shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving reorganization or if an amendment to the articles is effected by a court order made in connection with an oppression remedy.

merger anything other than: (1) shares of the corporation surviving or resulting from the merger or consolidation, or depository receipts representing shares of the surviving or resulting corporation; (2) shares of any other corporation, or depository receipts representing shares of the other corporation, that are or at the effective time of the merger or consolidation will be listed on a national securities exchange or held of record by more than 2,000 holders; (3) cash in lieu of fractional shares or fractional depositary receipts; or (4) any combination of the foregoing.
In addition, if immediately before a merger, consolidation or similar transaction, shares subject to appraisal rights were listed on a national securities exchange, the Court of Chancery of the State of Delaware will dismiss any appraisal proceeding as to all holders of shares who are otherwise entitled to appraisal unless: (1) the total number of shares entitled to appraisal exceeds 1% of outstanding shares of the class or series eligible for appraisal; (2) the value of consideration provided in the transaction for such shares exceeds $1 million; or (3) the merger was approved pursuant to section 253 or 267 of the DGCL.

Oppression Remedy	The CBCA gives a “complainant” such as a shareholder the right to bring a court action against a corporation where conduct has occurred that is oppressive, unfairly prejudicial or that unfairly disregards the interests of any security holder, creditor, director or officer. The oppression remedy provides the court with very broad and flexible powers to intervene in corporate affairs to protect shareholders and other complainants. While conduct that is a breach of fiduciary duties of directors, or that is contrary to the legal right of a complainant, will normally trigger the court’s jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of those legal and equitable rights.	The DGCL does not contain a statutory “oppression” remedy; however, stockholders may bring equitable claims against persons owing them fiduciary duties for breach of fiduciary duty.

	MDC Canada	MDC Delaware and the Combined Company
Inspection of Corporate Records	Under the CBCA, shareholders, creditors and their representatives, after giving the required notice, may examine certain of the records of a corporation and financial statements of certain of its subsidiary bodies corporate during usual business hours and take copies of extracts free of charge.	Under the DGCL, any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation’s stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom.
Shareholders’ Agreement	MDC Canada is not party to any investors’ rights, stockholders’ or voting agreement with respect to its securities.
MDC and New MDC are party to (and the Combined Company will be party to) the Transaction Agreement, which obligates the Company, and will obligate the Combined Company, to take certain governance-related actions, such as nominating five Stagwell nominees and one Goldman Sachs nominee to the Combined Company Board.
MDC is presently party to the Second Goldman Letter Agreement and Stagwell Letter Agreement, pursuant to which Goldman Sachs and Stagwell, respectively, have agreed to vote in favor of the Transaction Proposals.
Upon consummation of the Proposed Transactions, the Combined Company will be party to the Information Rights Letter Agreement and the Registration Rights Agreement, each with Stagwell and certain affiliates of Stagwell.

Exclusive Forum	Under the CBCA, the rights of shareholders to obtain certain remedies, including with respect to derivative actions, oppression claims and dissent rights, may only be pursued in certain specified Canadian courts. Likewise, an application to a court in respect of various matters related to the subject corporation, including with respect to reorganizations, plans of arrangements, rights to indemnity and creditors rights, may be made to certain specified Canadian courts.	The Combined Company Certificate of Incorporation will provide that, unless the Combined Company consents in writing to the selection of an alternative forum, and subject to applicable jurisdictional requirements, the Court of Chancery of the State of Delaware will be the exclusive forum (or if the Court of Chancery of the State of Delaware lacks jurisdiction, then another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, then the United States District Court for the District of Delaware) for: (a) any derivative action or proceeding brought on behalf of the Combined Company, (b) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of the Combined Company to the Combined Company or

MDC Canada	MDC Delaware and the Combined Company
the Combined Company’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL (or any successor provision thereto) or as to which the DGCL (or any successor provision thereto) confers jurisdiction on the Court of Chancery of the State of Delaware, (d) any action or proceeding asserting a claim against the Company or any current or former director, officer or other employee of the Company arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws of the Company (as each may be amended form time to time), (e) any action asserting a claim governed by the internal affairs doctrine or (f) any other action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. The exclusive forum provision does not purport to apply to suits brought to enforce a duty or liability created by the U.S. Securities Act or the U.S. Exchange Act, or any rules or regulations promulgated thereunder, or any other claim for which the United States federal courts have exclusive jurisdiction.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR MDC CANADA SHAREHOLDERS
This discussion describes the material U.S. federal income tax consequences of various aspects of the Proposed Transactions that may be relevant to an MDC Canada Common Shareholder that holds its MDC Canada Common Shares as capital assets. This summary does not, however, purport to be a comprehensive description of all of the tax consequences of the Proposed Transactions, including tax considerations that are generally assumed to be known by taxpayers or that may be relevant to particular holders in light of their particular circumstances or to certain categories of taxpayers subject to special rules, such as banks, dealers, traders who elect to mark-to-market, tax-exempt entities, insurance companies, controlled foreign corporations or passive foreign investment companies, expatriates, shareholders who hold MDC Canada Shares as part of a hedge, straddle, conversion or integrated transaction, 10% U.S. Shareholders (as defined below) or U.S. Holders (as defined below) who have a “functional currency” other than the U.S. dollar. This discussion does not address any U.S. federal income tax consequences applicable to holders of the Company’s incentive awards or holders of the Company’s debt.
For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of MDC Canada Common Shares that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States; (ii) a corporation created or organized in the United States or in any state thereof; (iii) an estate the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust if (a) a court within the United States can exercise primary supervision over the administration of the trust or (b) it has a valid election in place to be treated as a United States person and one or more United States persons has authority to control all substantial decisions of the trust. A “Non-U.S. Holder” means a beneficial owner of MDC Canada Common Shares that is not a U.S. Holder.
If an MDC Canada Shareholder is a partnership or other entity treated as a partnership for U.S. federal income tax purposes (or a partner therein), the tax treatment of the partnership and each partner in such partnership generally will depend on the activities of the partnership and the status of the partner. Partnerships that hold MDC Canada Shares, and partners in such partnerships, should consult their own tax advisors.
The discussion below does not address special rules that may apply to a “10% U.S. Shareholder,” which is a U.S. person that owns directly, indirectly or constructively (under specified attribution rules), 10% or more of the total combined voting power or of the total value of all classes of the Company’s equity.
10% U.S. Shareholders should consult their own tax advisors regarding the U.S. federal and other applicable tax consequences of the Proposed Transactions to them in light of their particular circumstances.
This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. This summary is not binding on the IRS or the courts. MDC Canada Shareholders should note that no rulings have been or are expected to be sought from the IRS with respect to any of these issues and no assurance can be given that the IRS will not take contrary positions to those described herein.
MDC Canada Shareholders should consult their own tax advisors with respect to the United States federal tax consequences of the Proposed Transactions and the tax consequences that may arise under the laws of any state, municipality, non-U.S. country or other taxing jurisdiction.
Reorganizations
In the opinion of Cleary Gottlieb Steen & Hamilton LLP, counsel to MDC Partners, Inc., the Redomiciliation should qualify as a “reorganization” (under section 368(a) of the Code), and accordingly the taxation of the Company’s U.S. shareholders is subject to the rules in section 367(b) of the Code and Treasury Regulations section 1.367(b)-3 as described below under “U.S. Tax Consequences of the Proposed Transaction to U.S. Holders.” Accordingly, the Redomiciliation should be treated, for U.S. federal income tax purposes, as if MDC Canada (i) transferred all of its assets and liabilities to a new U.S. corporation (MDC Delaware) in exchange for all of the outstanding stock of MDC Delaware and (ii) then distributed the stock of MDC Delaware that MDC Canada received in the transaction to the MDC Canada Shareholders in liquidation of MDC Canada.

In the opinion of Cleary Gottlieb Steen & Hamilton LLP, counsel to MDC Partners, Inc., the MDC Reorganization should qualify as a “reorganization” (under section 368(a) of the Code), but unlike the Redomiciliation, the rules in section 367(b) of the Code should not apply to the Company’s U.S. shareholders in connection with the MDC Reorganization. Accordingly, subject to the discussion below regarding the U.S. tax consequences of the Redomiciliation, U.S. Holders should not be required to recognize additional gain or loss for U.S. federal income tax purposes in connection with the MDC Reorganization.
We do not intend to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Redomiciliation or the MDC Reorganization. Consequently, no assurance can be given that the IRS will not challenge the qualification of either the Redomiciliation or the MDC Reorganization as a reorganization under section 368(a) of the Code, or that a court would not sustain such challenge.
U.S. Tax Consequences of the Proposed Transactions to U.S. Holders
In accordance with the treatment of the Proposed Transactions as described above under “Reorganizations,” it is the opinion of Cleary Gottlieb Steen & Hamilton LLP, counsel to MDC Partners, Inc., that the Proposed Transactions should result in the U.S. federal income tax consequences for U.S. Holders described below in this section “U.S. Tax Consequences of the Proposed Transaction to U.S. Holders.”
U.S. Holders That Own MDC Canada Shares with a Fair Market Value of $50,000 or More
A U.S. Holder who, at the time of the Redomiciliation, beneficially owns MDC Canada Shares with a fair market value of $50,000 or more as of the Redomiciliation Effective Time, will, subject to the discussion below under “Passive Foreign Investment Company Status,” be subject to U.S. federal income tax on the amount of gain (but cannot recognize any loss) in such U.S. Holder’s MDC Canada Shares. For this purpose, a U.S. Holder’s gain equals the excess (if any) of the fair market value of its MDC Canada Shares over the U.S. Holder’s tax basis in such shares as of the date of the Redomiciliation. In lieu of such treatment, such a U.S. Holder could elect to include in income as a deemed dividend the “all earnings and profits amount” (as described below in this section and under “All Earnings and Profits Amount”). U.S. Holders should consult their own tax advisors to determine whether they have gain in their MDC Canada Shares.
A U.S. Holder’s basis in the MDC Delaware Shares it receives in the Redomiciliation should be equal to its basis in the MDC Canada Shares exchanged therefor, increased by any gain recognized by the U.S. Holder in connection with the Redomiciliation. A U.S. Holder’s holding period in the MDC Delaware Shares received pursuant to the Redomiciliation should include the U.S. Holder’s holding period in the MDC Canada Shares exchanged therefor.
Instead of being taxed in respect of any gain in its MDC Canada Shares, such a U.S. Holder may elect to include in its income as a deemed dividend the “all earnings and profits amount” attributable to such U.S. Holder’s MDC Canada Shares (as described under “All Earnings and Profits Amount,” below). If a U.S. Holder makes the “all earnings and profits” election, the election must comply with strict conditions for making this election under applicable Treasury Regulations and generally must include, among other things (i) a statement that the Redomiciliation is a section 367(b) exchange, (ii) a complete description of the Redomiciliation, (iii) a description of any stock, securities or other consideration transferred or received in the Redomiciliation, (iv) a statement describing the amounts required to be taken into account for U.S. federal income tax purposes, (v) a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from MDC Delaware (or the Combined Company) establishing and substantiating the U.S. Holder’s all earnings and profits amount with respect to the U.S. Holder’s MDC Canada Shares, and (B) a representation that the U.S. Holder has notified MDC Delaware (or the Combined Company) that the U.S. Holder is making the election, and (vi) certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations thereunder. In addition, the election must be attached by the U.S. Holder to its timely filed U.S. federal income tax return for the year of the Redomiciliation, and the U.S. Holder must send notice to the Combined Company of the election no later than the date such tax return is filed. U.S. Holders seeking information from the Combined Company are encouraged to visit the “Investor Relations” portal on the Company’s website at mdc-partners.com. The Company, MDC Delaware and the Combined Company make no representation that they will be able to respond to any requests received after such date.

Such a U.S. Holder that elects to include the “all earnings and profits amount” will have an aggregate adjusted tax basis in the MDC Delaware Shares received in the Redomiciliation equal to the aggregate adjusted tax basis of the MDC Canada Shares surrendered in exchange therefor, increased by such U.S. Holder’s “all earnings and profits amount” included in its taxable income as a deemed dividend. Such U.S. Holder’s holding period in the MDC Delaware Shares received pursuant to the Redomiciliation should include the U.S. Holder’s holding period in the MDC Canada Shares exchanged therefor.
U.S. Holders who acquired different blocks of MDC Canada Shares at different times or different prices should consult their own tax advisors as to the determination of capital gains, the availability of the “all earnings and profits” election, and the tax bases and holding periods of the MDC Delaware Shares received in the Redomiciliation.
U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX TREATMENT OF THE PROPOSED TRANSACTIONS, AND IN PARTICULAR THE REDOMICILIATION, WHERE APPLICABLE, WHETHER TO MAKE THE “ALL EARNINGS AND PROFITS” ELECTION DESCRIBED ABOVE AND, IF THE ELECTION IS DETERMINED TO BE ADVISABLE, THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO THIS ELECTION.
U.S. Holders That Own MDC Canada Shares with a Fair Market Value of Less than $50,000
Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder who, at the time of the Redomiciliation, beneficially owns MDC Canada Shares with a fair market value of less than $50,000, should not be required to recognize any gain or loss in connection with the Redomiciliation, and generally should not be required to include any part of the “all earnings and profits amount” (described under “— All Earnings and Profits Amount” below) in income. Such U.S. Holder generally: will not recognize gain or loss with respect to its MDC Canada Shares exchanged for MDC Delaware Shares; will have an aggregate tax basis in the MDC Delaware Shares received pursuant to the Redomiciliation equal to such U.S. Holder’s aggregate tax basis in the MDC Canada Shares surrendered in exchange therefor; and will have a holding period for the MDC Delaware Shares received pursuant to the Redomiciliation that includes such Holder’s holding period for the MDC Canada Shares surrendered in exchange pursuant to the Redomiciliation.
All Earnings and Profits Amount
As described in greater detail above, in general, certain U.S. Holders may elect to include in income as a deemed dividend the “all earnings and profits amount” in lieu of recognizing gain in their MDC Canada Shares (see “U.S. Holders That Own MDC Canada Shares with a Fair Market Value of $50,000 or More” above). The “all earnings and profits amount” is generally equal to the net positive amount of earnings and profits, if any, accumulated by the Company during an MDC Canada Shareholder’s ownership period and that are attributable to such Shareholder’s MDC Canada Shares. The Company is currently in the process of determining its historical earnings and profits and also expects to determine its earnings and profits for the taxable year of the Redomiciliation ending with the Redomiciliation Effective Date. Although the Company will not complete this determination until after completion of the Redomiciliation, the Company currently expects to have a significant amount of earnings and profits for the taxable year of MDC Canada that ends on the Redomiciliation Effective Date. The calculation of “all earnings and profits” depends on the applicable MDC Canada Shareholder’s period of ownership and the outcome may differ based on the particular MDC Canada Shareholder. At this stage, there can be no assurances regarding the “all earnings and profits amount.”
U.S. Holders Exercising Dissent Rights
A U.S. Holder of MDC Canada Shares that validly exercises Dissent Rights and receives the fair value for such U.S. Holder’s MDC Canada Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the amount received by such U.S. Holder in exchange for its MDC Canada Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income), and (ii) the U.S. Holder’s adjusted tax basis in such MDC Canada Shares surrendered. Such gain or loss would be long-term capital gain or loss if the

U.S. Holder’s holding period for such MDC Canada Shares was more than one year at the Redomiciliation Effective Date. Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder that is an individual, estate or trust. Deductions for capital losses are subject to significant limitations.
It is possible that the IRS may take the position that some portion of the amounts received by a U.S. Holder exercising Dissent Rights should be treated as interest or as otherwise being subject to taxation as ordinary income. U.S. Holders that intend to exercise Dissent Rights are urged to consult their own tax advisors regarding the U.S. federal income tax consequences to such holder of exercising such rights prior to exercising such rights and having due regard to such U.S. Holder’s particular circumstances.
Passive Foreign Investment Company Status
Special U.S. tax rules apply to U.S. shareholders of companies that are considered to be passive foreign investment companies (“PFICs”). Generally, a company will be classified as a PFIC in a particular taxable year if, taking into account its proportionate share of the income and assets of its subsidiaries under applicable “look-through” rules, either:
•
75 percent or more of its gross income for the taxable year is passive income; or

•
the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50 percent.

For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income. If a foreign corporation is classified as a PFIC for any taxable year during which a U.S. shareholder owns stock in the foreign corporation, the foreign corporation generally remains thereafter classified as a PFIC with respect to that U.S. shareholder.
The Company believes that it has not been classified as a PFIC for any prior taxable year and, based on the present composition of its income and assets and the manner in which the Company conducts its business, that the Company will not be a PFIC in the portion of the 2021 taxable year that ends on the Redomiciliation Effective Date. However, this conclusion depends on complex factual determinations that are made annually and thus there can be no assurance in this regard. If the Company were a PFIC for any taxable year during which a U.S. Holder held MDC Canada Shares, certain adverse tax consequences, including recognition of gain and application of an interest charge, could apply to such U.S. Holder as a result of the Redomiciliation, unless an exception under the relevant U.S. Treasury Regulations can be relied upon.
The discussion above under “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders” assumes that the Company is not, and has never been, considered a PFIC. If this assumption is incorrect, the U.S. federal income tax consequences of the Redomiciliation may be materially different from those described above. Holders are encouraged to consult their own tax advisors regarding the Company’s status as a PFIC and the tax consequences to them of such status in light of their particular circumstances.
U.S. Tax Consequences of the Proposed Transactions to Non-U.S. Holders
In accordance with the treatment of the Proposed Transactions as described above under “Reorganizations,” it is the opinion of Cleary Gottlieb Steen & Hamilton LLP, counsel to MDC Partners, Inc., that the Proposed Transactions should result in the U.S. federal income tax consequences to Non-U.S. Holders described in the remainder of this section. A Non-U.S. Holder generally should not be subject to U.S. federal income tax in respect of the Proposed Transactions, provided that (a) the gain (if any) in its MDC Canada Shares is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States and (b) if the Non-U.S. Holder is an individual, such Non-U.S. Holder is present in the United States for less than 183 days in the taxable year of the sale and certain other conditions are met. Non-U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences that may apply to them as a result of the Proposed Transactions.

U.S. Tax Considerations Relevant to the Ownership and Disposition of Combined Company Shares After the Proposed Transactions
Tax Consequences to U.S. Holders
Dividends
A distribution of cash or property to a U.S. Holder with respect to its Combined Company Shares generally will be treated as a dividend to the extent paid out of the Combined Company’s current or accumulated earnings and profits and will be includible in income by the U.S. Holder and taxable as ordinary income when received. If such a distribution exceeds the Combined Company’s current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the U.S. Holder’s investment, up to the U.S. Holder’s tax basis in its Combined Company Shares, and thereafter as a capital gain. Dividends received by a non-corporate U.S. Holder will be eligible to be taxed at reduced rates if the U.S. Holder meets certain holding period and other applicable requirements. Dividends received by a corporate U.S. Holder will be eligible for the dividends-received deduction if the U.S. Holder meets certain holding period and other applicable requirements.
Sale, Exchange or Other Taxable Disposition of Combined Company Shares
For U.S. federal income tax purposes, gain or loss a U.S. Holder realizes on the sale or other disposition of its Combined Company Shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period (as described under “U.S. Tax Consequences of the Redomiciliation to U.S. Holders” above) in the Combined Company Shares is greater than one year. The amount of the U.S. Holder’s gain or loss will be equal to the difference between the amount realized on the disposition and the U.S. Holder’s tax basis in the Combined Company Shares(as described under “U.S. Tax Consequences of the Redomiciliation to U.S. Holders” above) that were sold. Long-term capital gains recognized by non-corporate U.S. Holders will be subject to tax at reduced rates. The deductibility of capital losses may be subject to limitations.
Tax Consequences to Non-U.S. Holders
Dividends
A distribution of cash or property to a Non-U.S. Holder with respect to its Combined Company Shares generally will be treated as a dividend to the extent paid out of the Combined Company’s current or accumulated earnings and profits. If such a distribution exceeds the Combined Company’s current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the Non-U.S. Holder’s investment, up to the Non-U.S. Holder’s tax basis in the Combined Company Shares, and thereafter as a capital gain subject to the tax treatment described below in “— Sale, Exchange or Other Taxable Disposition of Combined Company Shares.”
Dividends paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30 percent rate, or such lower rate as may be specified by an applicable tax treaty. Even if a Non-U.S. Holder is eligible for a lower treaty rate, a withholding agent generally will be required to withhold at a 30 percent rate (rather than the lower treaty rate) unless the Non-U.S. Holder has furnished a valid IRS Form W-8BEN or W-8BEN-E, or other documentary evidence establishing the Non-U.S. Holder’s entitlement to the lower treaty rate with respect to such dividend payments, and the withholding agent does not have actual knowledge or reason to know to the contrary.
However, if the dividends are effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States, then the dividends will be exempt from the withholding tax described above and instead will be subject to U.S. federal income tax on a net income basis.
However, if the dividends are effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States, then the dividends will be exempt from the withholding tax described above and instead will be subject to U.S. federal income tax on a net income basis.

In addition, under the U.S. tax rules known as the Foreign Account Tax Compliance Act (“FATCA”), a Non-U.S. Holder of Combined Company Shares will generally be subject to a 30 percent U.S. withholding tax on dividends in respect of such Combined Company Shares if the Non-U.S. Holder is not FATCA compliant, or holds its Combined Company Shares through a foreign financial institution that is not FATCA compliant. In order to be treated as FATCA compliant, a Non-U.S. Holder must provide certain documentation (usually an IRS Form W-8BEN or W-8BEN-E) containing information about its identity, its FATCA status, and if required, its direct and indirect U.S. owners. These requirements may be modified by the adoption or implementation of a particular intergovernmental agreement between the United States and another country or by future U.S. Treasury Regulations. Documentation that Non-U.S. Holders provide in order to be treated as FATCA compliant may be reported to the IRS and other tax authorities, including information about a Non-U.S. Holder’s identity, its FATCA status, and if applicable, its direct and indirect U.S. owners.
Sale, Exchange or Other Taxable Disposition of Combined Company Shares.
Non-U.S. Holders generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other taxable disposition of Combined Company Shares, provided that (a) the gain is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States and (b) if the Non-U.S. Holder is an individual, such Holder is present in the United States for less than 183 days in the taxable year of the sale and other conditions are met.
Information Reporting and Backup Withholding
Information returns are required to be filed with the IRS with respect to payments made to certain U.S. Holders. In addition, certain U.S. Holders may be subject to backup withholding tax in respect of such payments if they do not provide their taxpayer identification numbers to the paying agent, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. Non-U.S. Holders may be required to comply with applicable certification procedures to establish that they are Non-U.S. Holders in order to avoid the application of such information reporting requirements and backup withholding tax. Any amount paid as backup withholding may be creditable against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.
U.S. AND NON-U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PROPOSED TRANSACTIONS TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR MDC CANADA SHAREHOLDERS
In the opinion of Fasken Martineau DuMoulin LLP, the following summary describes, as of the date hereof, the material Canadian federal income tax considerations of the Proposed Transactions generally applicable to an MDC Canada Common Shareholder who, immediately prior to the Redomiciliation Effective Date, owns MDC Canada Common Shares. This summary is generally applicable to a beneficial owner of MDC Canada Common Shares who, for purposes of the Canadian Tax Act and at all relevant times, holds the MDC Canada Common Shares, and after the Proposed Transactions will hold Combined Company Shares, as capital property, deals at arm’s length with the Company and the Combined Company and is not affiliated with the Company or the Combined Company (a “Holder”). Generally, MDC Canada Common Shares and Combined Company Shares will be considered capital property to a Holder provided the Holder does not hold such shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary is based on the facts set out in this Proxy Statement/Prospectus, the current provisions of the Canadian Tax Act in force as of the date hereof and the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing and publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Canadian Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that the Proposed Amendments will be enacted in the form proposed. No assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessing practices of the CRA, nor does it take into account other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ materially from those described in this summary.
This summary is based on the Company ceasing to be resident in Canada for purposes of the Canadian Tax Act at the Redomiciliation Effective Time, and assumes that from the time of the Redomiciliation and at all relevant times thereafter, the Company and the Combined Company will not be resident in Canada for purposes of the Canadian Tax Act, will be resident in the United States for purposes of the Canada-U.S. Tax Convention (the “Treaty”) and will be entitled to all of the benefits of the Treaty.
This summary is not applicable to a Holder: (i) that is a “financial institution” for purposes of certain rules in the Canadian Tax Act (referred to as the mark-to-market rules); (ii) an interest in which is a “tax shelter investment”; (iii) that is a “specified financial institution”; (iv) that reports its “Canadian tax results” in a currency other than the Canadian currency; (v) that is a partnership for Canadian federal income tax purposes or is exempt from tax under Part I of the Canadian Tax Act; (vi) that has entered, or will enter, into a “derivative forward agreement” with respect to their MDC Canada Common Shares or Combined Company Shares; (vii) who acquired MDC Canada Common Shares under or in connection with an MDC Canada Incentive Plan or any other equity based compensation arrangement; or (viii) in respect of which the Company or the Combined Company will be a “foreign affiliate” at any time after the Redomiciliation (all such terms as defined in the Canadian Tax Act). Additional considerations not discussed herein may be applicable to a Holder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident person or group of persons not dealing at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Canadian Tax Act. Such Holders should consult with and rely on their own tax advisors.
This summary does not discuss the Canadian income tax consequences of the Proposed Transactions to holders of stock options, stock appreciation rights, performance share units, restricted share units, deferred share units, restricted stock or other share-based awards granted by the Company or the Combined Company. Any such holders should consult with and rely on their own tax advisors.
This summary does not purport to be, nor should it be construed to be a comprehensive description of all of the Canadian federal income tax consequences of the Proposed Transactions, including tax considerations that are generally assumed to be known by taxpayers or that may be relevant to particular holders in light of their particular circumstances. Accordingly, Holders are urged to consult their own legal and tax advisors with respect to the tax consequences to them of the Proposed Transactions, having regard to their particular circumstances.
Redomiciliation of the Company
As a result of the Redomiciliation, the Company will cease to be a resident of Canada and a “public corporation” for purposes of the Canadian Tax Act. On ceasing to be a resident of Canada, the Company will no longer be subject to Canadian income tax on its worldwide income. Subsequent to the Redomiciliation, the Company will not be subject to Canadian income tax except on any income from business operations that are attributable to a permanent establishment in Canada as well as on gains from the disposition of “taxable Canadian property” that is not “treaty-protected property” (each as defined in the Canadian Tax Act).
For Canadian federal income tax purposes, the Redomiciliation will cause the Company’s taxation year to be deemed to have ended immediately prior to the Redomiciliation. Immediately prior to this deemed taxation year end, the Company will be deemed to have disposed of each of its properties for proceeds of disposition equal to the fair market value of such properties at that time and will be deemed to have reacquired such properties at a cost amount equal to that fair market value. The Company will be subject to income tax under Part I of the Canadian Tax Act on any income and net taxable capital gains which arise as a result of this deemed disposition (after the utilization of any available capital losses or non-capital losses).
The Company will also be subject to an additional “emigration tax” under Part XIV of the Canadian Tax Act on the amount, if any, by which the fair market value (immediately before the Company’s deemed taxation year end resulting from the Redomiciliation), of all of its properties, exceeds the total of the amount of certain of its liabilities and the paid-up capital (determined for purposes of the emigration tax) of all the issued and outstanding shares of the Company immediately before the deemed taxation year end. This additional tax is generally payable at the rate of 25% but is expected to be reduced to 5% by virtue of the Treaty unless it can reasonably be concluded that one of the main reasons for the Company becoming resident in the United States was to reduce the amount of emigration tax or Canadian withholding tax payable under Part XIII of the Canadian Tax Act.
The Canadian tax consequences to the Company associated with the Redomiciliation are principally dependent upon the fair market value of the Company’s assets, the amount of its liabilities, the Canada-U.S. dollar exchange rate, as well as certain Canadian tax attributes, accounts and balances of the Company and its shareholder composition, each as of the Redomiciliation Effective Time. Additionally, it is possible that valuations and implied valuations of the Company’s property are made available which may be relevant in assessing the potential Canadian tax costs of the Redomiciliation. Further, the fair market value of the Company’s properties may change between the date hereof and the Redomiciliation Effective Time. As a result, the quantum of Canadian tax payable by the Company may significantly exceed the Company’s estimates that are reflected in the pro forma financial statements. The Company has not applied to the Canadian federal tax authorities for an advance tax ruling relating to the Redomiciliation and does not intend to do so.
Currency Conversion
Generally, for purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of MDC Canada Common Shares, or MDC Delaware Common Shares following the Redomiciliation, or Combined Company Shares following the Proposed Transactions must be converted into Canadian dollars based on exchange rates as determined in accordance with the Canadian Tax Act.
Holders Resident in Canada
The following portion of this summary applies to a Holder who, for purposes of the Canadian Tax Act and all relevant times, is resident, or is deemed to be resident, in Canada (a “Resident Holder”). Certain Resident Holders may be entitled to make or may have already made an irrevocable election in accordance with subsection 39(4) of the Canadian Tax Act, the effect of which may be to deem to be capital property any MDC Canada Common Share (and every other “Canadian security” as defined in the Canadian Tax Act)

owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders whose MDC Canada Common Shares might not otherwise be considered to be capital property should consult with their own tax advisors concerning this election. Following the Proposed Transactions, the subsection 39(4) election will not be available in respect of the Combined Company Shares and a Resident Holder that has made an election under subsection 39(4) should consult their own tax advisors in this regard.
Redomiciliation
A Resident Holder should not be considered to have disposed of their MDC Canada Common Shares as a result of the Redomiciliation. A Resident Holder should therefore not be considered to have realized a taxable capital gain or loss by reason only of the Redomiciliation. The Redomiciliation should also not have an effect on the adjusted cost base of a Resident Holder’s MDC Canada Common Shares.
MDC Merger
It is expected that the MDC Merger will be a “foreign merger” for purposes of the Canadian Tax Act. Except where a particular Resident Holder chooses to recognize a capital gain (or capital loss) on the MDC Merger (as discussed below), pursuant to subsection 87(8) of the Canadian Tax Act, Resident Holders will be deemed to have disposed of MDC Delaware Common Shares for proceeds of disposition equal to the aggregate adjusted cost base of such shares immediately before the MDC Merger and will be deemed to have acquired the shares of New MDC received on the MDC Merger at a cost equal to the same amount. Such Resident Holders will not, therefore, realize a capital gain or capital loss as a result of the MDC Merger.
A Resident Holder may, however, choose to recognize a capital gain (or capital loss) on the MDC Merger by electing in such Resident Holder’s return of income for the taxation year in which the MDC Merger occurs that subsection 87(8) of the Canadian Tax Act not apply. In such event, the Resident Holder will be considered to have disposed of the MDC Delaware Common Shares for proceeds of disposition equal to the fair market value of the shares of New MDC received on the MDC Merger. Such Resident Holder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such Resident Holder of the MDC Delaware Common Shares immediately before the MDC Merger. Any Resident Holder that chooses to recognize a capital gain (or capital loss) will acquire Combined Company Shares at a cost equal to the fair market value of such shares. For a description of the tax treatment of capital gains and capital losses, see “Holders Resident in Canada — Taxation of Capital Gains and Capital Losses” below.
Dividends on Combined Company Shares Following the Proposed Transactions
Dividends on Combined Company Shares will be required to be included in the Resident Holder’s income for the purposes of the Canadian Tax Act. Such dividends received by a Resident Holder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Canadian Tax Act. A Resident Holder that is a corporation is required to include such dividends in computing its income and generally will not be entitled to deduct the amount of such dividends in computing its taxable income.
Any U.S. non-resident withholding tax imposed on such dividends should generally be eligible, subject to the detailed rules and limitations under the Canadian Tax Act, to be credited against the Resident Holder’s income tax or deducted from income. Resident Holders are advised to consult with and rely on their own advisors with respect to the availability of a Canadian foreign tax credit or deduction having regard to their particular circumstances.
Disposition of Combined Company Shares Following the Proposed Transactions
A disposition or deemed disposition of Combined Company Shares by a Resident Holder will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of such Combined Company Shares immediately prior to the disposition. For a description of the tax treatment of capital gains and capital losses, see “Holders Resident in Canada — Taxation of Capital Gains and Capital Losses” below.

Taxation of Capital Gains and Capital Losses
Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year. One-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year, to the extent and under the circumstances described in the Canadian Tax Act.
Refundable Tax
A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Canadian Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” for the year, which is defined in the Canadian Tax Act to include taxable capital gains realized, and interest and dividends received or deemed to be received (but not dividends or deemed dividends that are deductible in computing taxable income).
Alternative Minimum Tax
Capital gains realized by a Resident Holder who is an individual (other than certain trusts) may result in such Resident Holder being liable, or having an increased liability, for alternative minimum tax under the Canadian Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.
Foreign Property Information Reporting
A Resident Holder that is a “specified Canadian entity” (as defined in the Canadian Tax Act) for a taxation year or a fiscal period and whose total “cost amount” (as defined in the Canadian Tax Act) of “specified foreign property” (as defined in the Canadian Tax Act), including Combined Company Shares, at any time in the year or fiscal period exceeds C$100,000 will be required to file an information return for the taxation year or fiscal period disclosing certain prescribed information in respect of such property. Penalties may apply where a Resident Holder fails to file the required information return in respect of such Resident Holder’s “specified foreign property” on a timely basis in accordance with the Canadian Tax Act. Such Resident Holders should consult with and rely on their own tax advisors regarding such filing obligations.
Dissenting Shareholder
A Dissenting Shareholder that is a Resident Holder who holds MDC Canada Common Shares (a “Dissenting Resident Holder”) and is entitled to be paid fair value for its dissenting MDC Canada Common Shares will be deemed to transfer such dissenting MDC Canada Common Shares to the Company in consideration for a cash payment equal to fair value from the Company.
Although the matter is not free from doubt, the Dissenting Resident Holder will generally be deemed to have received a dividend on the MDC Canada Common Shares equal to the amount, if any, by which the payment by the Company in the amount of the fair value of the MDC Canada Common Shares exceeds the paid-up capital of such shares for purposes of the Canadian Tax Act immediately before the Redomiciliation Effective Time.
In the case of a Dissenting Resident Holder that is an individual, the amount of any such deemed dividend will be subject to the normal dividend gross-up and tax credit rules generally applicable to dividends received from a corporation resident in Canada. Taxable dividends received by a Resident Holder that is an individual or a trust may increase such Resident Holder’s liability for alternative minimum tax.
In the case of a Dissenting Resident Holder that is a corporation, the amount of any such deemed dividend will generally be included in the Resident Holder’s income for the taxation year in which such dividend is deemed to be received and will generally be deductible in computing the Dissenting Resident Holder’s taxable income. The amount of this deemed dividend could, in some circumstances, be treated as proceeds of disposition in the case of Dissenting Resident Holders that are corporations. The difference between the amount of such payment and the amount of any deemed dividend would be treated as proceeds of disposition of the MDC Canada Common Shares for the purposes of computing any capital gain or capital loss realized on the disposition of the MDC Canada Common Shares. For a general description of the tax treatment of capital gains and capital losses, see “Holders Resident in Canada — Taxation of Capital Gains and Capital Losses” above. The amount of any capital loss realized by a Dissenting Resident Holder that is a corporation on the disposition of an MDC Canada Common Share may be reduced by the amount of any dividends received (or deemed to be received) by the Dissenting Resident Holder on such MDC Canada Common Share to the extent and under the circumstances prescribed by the Canadian Tax Act. Similar rules may apply where an MDC Canada Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Dissenting Resident Holders to whom these rules may be relevant should consult with and rely on their own tax advisors.
Any interest awarded to a Dissenting Resident Holder by a court will be included in the Dissenting Resident Holder’s income for Canadian income tax purposes.
Resident Holders who are considering exercising Dissent Rights in connection with the Proposed Transactions are urged to consult with their tax advisors with respect to the tax consequences to them of dissenting.
Holders Not Resident in Canada
The following portion of this summary applies to a Holder who, at all relevant times, for purposes of the Canadian Tax Act and any applicable income tax treaty or convention, is not resident, and is not deemed to be resident, in Canada and does not use or hold, and is not deemed to use or hold, MDC Canada Common Shares or Combined Company Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This part of the summary is not applicable to Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere.
Redomiciliation
A Non-Resident Holder should not be considered to have disposed of their MDC Canada Common Shares as a result of the Redomiciliation. A Non-Resident Holder should therefore not be considered to have realized a taxable capital gain or loss by reason only of the Redomiciliation. The Redomiciliation should also not have an effect on the adjusted cost base of a Non-Resident Holder’s MDC Canada Common Shares.
MDC Merger
The same tax consequences in respect of the MDC Merger itself as described under “Certain Canadian Federal Income Tax Consequences — Holders Resident in Canada — MDC Merger”, above, will generally apply to a Non-resident Holder on the MDC Merger. Further, any disposition or deemed disposition of MDC Delaware Common Shares by a Non-Resident Holder as a result of the MDC Merger will generally not result in tax under the Canadian Tax Act unless such MDC Delaware Common Shares are “taxable Canadian Property” and are not “treaty-protected property” of the Non-Resident Holder (each as defined in the Canadian Tax Act) at the time of disposition. For a general description of the meaning of “taxable Canadian Property” and “treaty-protected property”, see “Holders Not Resident in Canada — Disposition of Combined Company Shares Following the Proposed Transactions” below.
Disposition of Combined Company Shares Following the Proposed Transactions
A disposition or deemed disposition of Combined Company Shares by a Non-Resident Holder will generally not result in tax under the Canadian Tax Act unless such Combined Company Shares are “taxable Canadian Property” and are not “treaty-protected property” of the Non-Resident Holder (each as defined in the Canadian Tax Act) at the time of disposition.
A Combined Company Share generally will not be taxable Canadian property of a Non-Resident Holder at a particular time unless, at any time during the 60-month period immediately preceding the time of disposition, more than 50% of the fair market value of the Combined Company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Canadian Tax Act), “timber resource property” (as defined in the Canadian Tax Act), and options in respect of, or interests in, or for civil law rights in, any such property (whether or not such property exists) (the “Real Property Test”). In addition, if the Combined Company Share is listed on a designated stock exchange (which currently includes the NASDAQ) at the time of disposition, the Combined Company Share will not be taxable Canadian property (even if the Real Property Test is satisfied) unless 25% or more of the issued shares of any class or series of the Combined Company’s shares were owned by or belonged to one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length, and (iii) partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships (the “Ownership Test”). Notwithstanding the foregoing, in certain circumstances set out in the Canadian Tax Act, Combined Company Shares could be deemed to be taxable Canadian property to a Non-Resident Holder.
Combined Company Shares owned by a Non-Resident Holder will generally be treaty-protected property if the gain from the disposition of such Combined Company Shares would, because of an applicable income tax treaty or convention to which Canada is a signatory, be exempt from tax under Part I of the Canadian Tax Act.
If Combined Company Shares are considered to be taxable Canadian property but not treaty-protected property to a particular Non-Resident Holder, upon the disposition of such Combined Company Shares, such Non-Resident Holder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under “Holders Resident in Canada — Taxation of Capital Gains and Losses” as if the Non-Resident Holder were a Resident Holder thereunder.
Dissenting Shareholders
A Dissenting Shareholder that is a Non-Resident Holder (a “Dissenting Non-Resident Holder”) and is entitled to be paid fair value for its dissenting MDC Canada Common Shares will be deemed to transfer such dissenting MDC Canada Common Shares to the Company in consideration for a cash payment from the Company equal to the fair value of such MDC Canada Common Shares.
Although the matter is not free from doubt, a Dissenting Non-Resident Holder will generally be deemed to have received a dividend on the MDC Canada Common Shares equal to the amount, if any, by which the payment by the Company in the amount of the fair value of the MDC Canada Common Shares exceeds the paid-up capital of such shares for purposes of the Canadian Tax Act. Any such deemed dividend will be subject to Canadian withholding tax at a rate of 25% of the gross amount of the dividend but may be reduced under an applicable tax convention. A Dissenting Non-Resident Holder will also be considered to have disposed of the MDC Canada Common Shares for proceeds of disposition equal to the amount paid to such Dissenting Non-Resident Holder, less any amount that is deemed to be a dividend received by the Dissenting Non-Resident Holder, as described above. A U.S. resident Dissenting Shareholder will not be subject to tax under the Canadian Tax Act on any capital gain realized on the disposition of MDC Canada Common Shares unless the MDC Canada Common Shares are “taxable Canadian property” for purposes of the Canadian Tax Act and are not “treaty-protected” property of the Dissenting Non-Resident Holder (each as defined in the Canadian Tax Act) at the time of disposition.
An MDC Canada Common Share generally will not be taxable Canadian property of a Dissenting Non-Resident Holder at a particular time unless, at any time during the 60-month period immediately preceding the time of disposition, the Real Property Test is satisfied. In addition, if the MDC Canada Common Share is listed on a designated stock exchange (which currently includes the NASDAQ) at the time of disposition, the MDC Canada Common Share will not be taxable Canadian property (even if the Real Property Test is satisfied) unless the Ownership Test is also satisfied in respect of the Non-Resident Holder.
Notwithstanding the above, MDC Canada Common Shares may, in certain circumstances, be deemed to be taxable Canadian property to a Dissenting Non-Resident Holder for the purposes of the Canadian Tax Act. Dissenting Non-Resident Holders whose MDC Canada Common Shares may constitute taxable Canadian property are urged to consult their own tax advisors for advice having regard to their particular circumstances.

Even if MDC Canada Common Shares are considered to be taxable Canadian property of a Dissenting Non-Resident Holder, a taxable capital gain (or an allowable capital loss) resulting from the disposition of such MDC Canada Common Shares will not be included (or deducted) in computing the Dissenting Non-Resident Holder’s income for purposes of the Canadian Tax Act if the MDC Canada Common Shares constitute “treaty-protected property”, as defined in the Canadian Tax Act.
If the MDC Canada Common Shares are considered to be taxable Canadian property but not treaty-protected property to a particular Dissenting Non-Resident Holder, upon the disposition of such MDC Canada Common Shares pursuant to the Redomiciliation, such Dissenting Non-Resident Holder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under “Holders Resident in Canada — Taxation of Capital Gains and Losses” as if the Dissenting Non-Resident Holder were a Resident Holder thereunder.
Any interest paid or credited to a Dissenting Non-Resident Holder in respect of the exercise of Dissent Rights will generally not be subject to Canadian withholding tax.
Non-Resident Holders who are considering exercising Dissent Rights in connection with the Redomiciliation are urged to consult with their tax advisors with respect to the tax consequences to them of dissenting.
Eligibility for Investment
Based on the law on the date hereof, provided the Combined Company Shares are listed on a designated stock exchange (which currently includes the NASDAQ), the Combined Company Shares would, on the date of the completion of the Proposed Transactions, be qualified investments on such date under the Canadian Tax Act for trusts governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), registered education savings plan (“RESP”), deferred profit sharing plan, registered disability savings plan (“RDSP”) or tax-free savings account (“TFSA”).
Notwithstanding the foregoing, if the Combined Company Shares are a “prohibited investment” for a TFSA, RRSP, RRIF, RESP or RDSP, the holder of the TFSA or RDSP, the annuitant of the RRSP or RRIF, or the subscriber of the RESP, as the case may be, will be subject to a penalty tax as set out in the Canadian Tax Act. Provided that, for purposes of the Canadian Tax Act, the holder, annuitant, or subscriber, as the case may be, deals at arm’s length with the Combined Company and does not have a “significant interest” (as defined in the Canadian Tax Act for purposes of the prohibited investment rules) in the Combined Company, the Combined Company Shares will not be a “prohibited investment” for such RRSPs, RRIFs, RESPs, RDSPs and TFSAs, as the case may be, under the Canadian Tax Act.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND DIRECTORS OF MDC CANADA
To MDC Canada’s knowledge, the following tables set forth certain information regarding the beneficial ownership of MDC Canada Class A Common Shares as of the close of business on March 31, 2021 (except as noted in the footnotes below) and with respect to: each person known by MDC Canada to beneficially own, or control or direct, directly or indirectly, 5% or more of the outstanding MDC Canada Shares; each member of the MDC Board; each named executive officer; and the members of the MDC Board and MDC Canada’s current executive officers as a group.
	Number of Voting Shares Beneficially Owned, or Over Which Control or Direction is Exercised(1)
Name	Type of Shareholding	Class A Subordinate Voting Shares(2)	Class A Shares Underlying Options, Warrants or Similar Rights Exercisable Currently or Within 60 Days(3)	Class A Shares Underlying All Options, Warrants or Similar Rights(4)	Approximate Percentage of Class A Shares(5)
Mark J. Penn	Direct	574,051(6)	1,000,000	1,500,000	2.0%
	Indirect	14,400,714(7)	258,581(7)	11,530,251(7)	19.2%
Charlene Barshefsky	Direct	73,256(6)			*
Asha Daniere	Direct	—		23,256(8)	*
Bradley J. Gross	Direct	—			*
Wade Oosterman	Direct	35,000		23,256(8)	*
Desirée Rogers	Direct	72,218(6)			*
Irwin D. Simon	Direct	88,211(6)			*
Jonathan Mirsky	Direct	137,495			*
Frank P. Lanuto	Direct	194,123(6)	150,000	450,000	*
David C. Ross	Direct	344,327(6)	43,000	43,000	*
Vincenzo DiMaggio	Direct	76,691(6)			*
All directors and officers of MDC as a group (11 persons)		15,996,086	1,451,581	13,569,763	22.5%
The Stagwell Group LLC(9)		14,400,714(7)	258,581(7)	11,530,251(7)	19.2%
Goldman Sachs(9)		8,723(10)	17,293,176(10)	17,293,176(10)	18.5%
Indaba Capital Fund, L.P.(9)		9,377,399(11)			12.3%
Hotchkis and Wiley Capital Management LLC(9)		7,944,520(12)			10.4%
Madison Avenue Partners, L.P.(9)		3,871,434(13)			5.1%
Schroder Investment Management North America, Inc. (9)		3,836,959(14)			5.0%

*
The percentage of shares beneficially owned does not exceed one percent of the outstanding shares.

(1)
Unless otherwise noted, the Company believes that all persons named in the table above have sole voting power and dispositive power with respect to all shares beneficially owned by them.

(2)
This column includes MDC Canada Class A Common Shares owned directly or indirectly, but does not include MDC Canada Class A Common Shares subject to options, warrants or similar rights.

(3)
This column includes MDC Canada Class A Common Shares subject to options, warrants or similar rights that are currently exercisable or will become exercisable within 60 days after March 31, 2021.

(4)
This column includes MDC Canada Class A Common Shares subject to all outstanding options, stock appreciation rights, warrants or similar rights, whether or not such options, warrants or similar rights are currently exercisable or will become exercisable within 60 days after March 31, 2021.

(5)
For purposes of computing the percentage of outstanding shares held by each person or group named above, we have included restricted shares in the number of shares of the Company outstanding as of March 31, 2021. In addition, for purposes of computing the percentage of outstanding shares held by each person or group named above, any shares which that person or persons has or have the right to acquire within 60 days of March 31, 2021, is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Those MDC Canada Class A Common Shares issuable upon conversion of the MDC Canada Series 4 Shares or MDC Canada Series 6 Shares are also not deemed to be outstanding for purposes of computing the percentage ownership of any other person.

(6)
Includes shares of restricted stock that have not yet vested, but with respect to which the director or executive officer has the ability to vote.

(7)
Mr. Penn, our Chairman and CEO, is also manager of The Stagwell Group LLC, an affiliate of Stagwell Agency Holdings LLC. The Schedule 13D/A filed with the SEC on December 23, 2020 by Stagwell Agency Holdings LLC, The Stagwell Group LLC, and Mark Penn reports the number of shares as to which The Stagwell Group LLC has shared voting and dispositive power is 14,659,295 shares. The number of shares as to which Stagwell Agency Holdings LLC has shared voting and dispositive power is 14,544,295, which are included in the amounts reported for The Stagwell Group LLC. This report reflects 14,285,714 shares held by Stagwell Agency Holdings LLC and beneficially owned by Stagwell Agency Holdings LLC and The Stagwell Group LLC, an additional 115,000 shares held and beneficially owned by The Stagwell Group LLC, and an additional 258,581 shares issuable upon conversion of the portion of the 50,000 MDC Canada Series 6 Shares owned by Stagwell Agency Holdings LLC eligible for conversion as of the filing date of the report. As of December 31, 2020, a total of 11,530,251 MDC Canada Class A Common Shares were issuable upon conversion of the 50,000 MDC Canada Series 6 Shares owned by Stagwell Agency Holdings LLC.

(8)
Represents restricted stock units.

(9)
Stock ownership of these entities is based solely on a Schedule 13D, 13D/A, 13G or 13G/A filed by each such entity, except as otherwise noted. The address of each of Stagwell Agency Holdings LLC and The Stagwell Group LLC, is 1808 I Street, NW, Sixth Floor, Washington, DC 20006, and their most recent Schedule 13D/A was filed on December 23, 2020. The address of each of The Goldman Sachs Group, Inc., Goldman, Sachs & Co. LLC, Broad Street Principal Investments, L.L.C., StoneBridge 2017, L.P., StoneBridge 2017 Offshore, L.P., and Bridge Street Opportunity Advisors, L.L.C. (collectively, the “Goldman Sachs Parties”) is 200 West Street, New York, NY 10282, and their most recent Schedule 13D/A was filed on December 23, 2020. The address of each of Indaba Capital Management, L.P., IC GP, LLC and Derek C. Schrier is One Letterman Drive, Building D, Suite DM700, San Francisco, CA 94129, and their most recent Schedule 13G/A was filed on February 16, 2021. The address of Hotchkis and Wiley Capital Management, LLC is 601 S. Figueroa Street, 39th Fl, Los Angeles, CA 90017, and its most recent Schedule 13G/A was filed on February 13, 2020. The address of Madison Avenue Partners, LP is 150 East 58th St, 14th Fl, New York, NY 10155, and its most recent Schedule 13G/A was filed on February 16, 2021. The address of Schroder Investment Management North America Inc. is 7 Bryant Park, 19th Floor, New York, NY 10018, and its most recent Schedule 13G/A was filed on February 12, 2021.

(10)
The Schedule 13D/A filed with the SEC on December 23, 2020 by the Goldman Sachs Parties reports that the number of shares as to which The Goldman Sachs Group, Inc. and Goldman Sachs & Co. LLC have shared voting and dispositive is 17,301,899 shares. The number of shares as to which the other Goldman Sachs Parties have shared voting and dispositive power is 17,293,176, which are included in the amounts reported for The Goldman Sachs Group, Inc. and Goldman Sachs & Co. LLC. This report reflects 8,723 MDC Canada Class A Common Shares beneficially owned by The Goldman Sachs Group, Inc. and Goldman Sachs & Co. LLC, and an additional 17,293,176 MDC Canada Class A

Common Shares issuable upon the conversion of 95,000 MDC Canada Series 4 Shares of the Company beneficially owned by the Goldman Sachs Parties.
(11)
The Schedule 13G/A filed with the SEC on February 16, 2021 by Indaba Capital Management, L.P., IC GP LLC, and Derek C. Scheier reports that Indaba Capital Management, L.P., IC GP LLC, and Derek C. Scheier have shared voting and dispositive power over 9,377,399 shares. The Schedule 13G/A provides that the shares are directly held by Indaba Capital Fund, L.P., and voting and investment power over the shares has been delegated to Indaba Capital Management, L.P.

(12)
The Schedule 13G/A filed with the SEC on February 11, 2021 by Hotchkis and Wiley Capital Management, LLC (“HWCM”) reports sole voting power over 6,089,320 shares and sole dispositive power over 7,944,520 shares. Hotchkis and Wiley Small Cap Value Fund reported sole voting power and sole dispositive power over 3,277,700 shares, which are included in HWCM’s reported amounts. The Schedule 13G/A provides that certain of HWCM’s clients have retained voting power over the MDC Canada Class A Common Shares that they beneficially own. Accordingly, HWCM has the power to dispose of more MDC Canada Class A Common Shares than it can vote.

(13)
The Schedule 13G filed with the SEC on February 16, 2021 by Madison Avenue Partners, LP reports sole voting and dispositive power over 3,871,434 shares.

(14)
The Schedule 13G/A filed with the SEC on February 12, 2021 by Schroder Investment Management North America Inc. reports sole voting and dispositive power over 3,836,959 shares.

LEGAL MATTERS
Certain legal matters relating to the Proposed Transactions under United States law will be passed upon by Cleary Gottlieb Steen & Hamilton LLP. The validity of the issuance of common stock by the Combined Company pursuant to the Transaction Agreement is being passed upon for the Combined Company by Cleary Gottlieb Steen & Hamilton LLP. Certain legal matters relating to the Proposed Transactions under Canadian law will be passed upon by Fasken Martineau DuMoulin LLP.

STAGWELL CHANGES IN AUDITORS
The Stagwell Subject Entities comprise Stagwell Marketing and its direct and indirect subsidiaries. In this section, the Stagwell Subject Entities are referred to as “Stagwell”. On September 15, 2020, Stagwell dismissed PricewaterhouseCoopers LLP (“PwC”), from serving as its principal independent accountants, or auditors, and retained Deloitte & Touche LLP (“Deloitte”). PwC has completed its engagement as our auditors for the fiscal years ended December 31, 2019 and December 31, 2018.
PwC’s audit reports on Stagwell’s consolidated financial statements as of and for the fiscal years ended December 31, 2019 and December 31, 2018, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.
During the fiscal years ended December 31, 2018 and December 31, 2019 and through September 15, 2020, there were no “disagreements” (as such term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement or disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreement or disagreements in connection with its report. During the years ended December 31, 2018 and December 31, 2019, and the subsequent interim period through September 15, 2020, there have been no “reportable events” (as such term is defined in Item 304(a)(1)(v) of Regulation S-K), except for the material weaknesses in Stagwell's internal controls over financial reporting, including (i) our failure to maintain a sufficient complement of personnel with an appropriate degree of internal controls and accounting knowledge, experience and training commensurate with its accounting and reporting requirements (ii) our inability to design controls or maintain documentary evidence of existing control activities in response to the risks of material misstatement and (iii) our inability to design and maintain effective controls over information technology general controls for information systems relevant to the preparation of our financial statements.
Stagwell provided PwC with a copy of the disclosure required by Item 304 of Regulation S-K and requested that PwC furnish a letter stating whether PwC agrees with the above statements made by us in this Form S-4, and, if not, stating the respects in which it does not agree. A copy of PwC’s letter, dated February 8, 2021, is filed as Exhibit 16.1 to this Form S-4.
During Stagwell’s two most recent fiscal years and through the date hereof, Stagwell did not consult with Deloitte in respect of its consolidated financial statements for the years ended December 31, 2019 and December 31, 2018 regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K and there were no disagreements (as such term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or reportable events (as such term is defined in Item 304(a)(1)(v) of Regulation S-K).

EXPERTS
The Company’s consolidated financial statements and schedules as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2020, incorporated by reference in this Prospectus have been so incorporated in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.
The financial statements of Stagwell Marketing as of and for the year ended December 31, 2020 included in this Proxy Statement/Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The financial statements of Stagwell Marketing as of December 31, 2019 and December 31, 2018 and for the years then ended included in this Proxy statement/Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

HOUSEHOLDING OF PROXY MATERIALS
We have adopted a practice approved by the SEC called “householding”. Under this practice, shareholders who have the same address and last name will receive only one paper copy of the proxy materials, unless one or more of these shareholders notifies use that he or she wishes to continue receiving individual copies. We will promptly deliver a separate copy of any materials upon written request to MDC Partners Inc., One World Trade Center, Floor 65, New York, NY 10007, Attention: Corporate Secretary, telephone: (646) 429-1800. If you would like to receive separate copies of the proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you may contact us at the above address and phone number.

WHERE YOU CAN FIND MORE INFORMATION
Availability of Reports and Other Information
MDC Canada is subject to the continuous disclosure requirements of applicable Canadian securities legislation and the rules of NASDAQ, as well as information requirements of the U.S. Exchange Act, and in accordance therewith, files periodic reports and other information with NASDAQ and the SEC relating to MDC Canada’s business, financial condition and other matters. MDC Canada Shareholders may access documents filed with Canadian provincial securities regulators through SEDAR at www.sedar.com. MDC Canada Shareholders may access documents filed with or furnished to the SEC through the SEC’s website, which may be accessed at www.sec.gov.
Incorporation by Reference
Applicable securities laws allow us to “incorporate by reference” information into this Proxy Statement/Prospectus, which means that the Company can disclose important information to you by referring you to another document filed separately with Canadian securities regulatory authorities and the SEC. Due to certain differences in applicable Canadian and U.S. securities laws, the documents incorporated by reference into this Proxy Statement/Prospectus differ for purposes of the filing of this Proxy Statement/Prospectus with Canadian securities regulatory authorities and the SEC and depending on the residency of the person receiving or viewing this Proxy Statement/Prospectus, as outlined below.
Incorporation by Reference for Canadian Purposes
For the purposes of the filing of this Proxy Statement/Prospectus with Canadian securities regulatory authorities and for persons resident in or otherwise subject to applicable securities laws in Canada who receive or view this Proxy Statement/Prospectus, the following documents contain important information about the Company and the Company incorporates them by reference:
Canadian Filings
Annual Report on Form 10-K for the fiscal year ended December 31, 2020, dated March 16, 2021.
Audited annual consolidated financial statements as of December 31, 2020 and 2019 and for the three years ended December 31, 2020, including the notes thereto and the auditor’s report thereon.
MD&A for the year ended December 31, 2020
Proxy Statement for 2020 Annual and Special Meeting of MDC Canada Shareholders on Schedule 14A, dated May 26, 2020
In addition, any documents of the type listed above and any other document that would be required to be incorporated by reference in a prospectus filed by MDC Canada in Canada, including any interim financial statements and related MD&A, filed by MDC Canada with the Canadian securities regulatory authorities subsequent to the date of this Proxy Statement/Prospectus and prior to the date of the Meeting, are deemed to be incorporated by reference in this Proxy Statement/Prospectus for persons resident in or otherwise subject to applicable securities laws in Canada who receive or view this Proxy Statement/Prospectus. For these purposes, upon a new document being deemed to be incorporated by reference in this Proxy Statement/Prospectus, the previous applicable document that was incorporated by reference (whether specifically in the list above or later deemed to be incorporated by reference, as the case may be), shall be deemed no longer to be incorporated by reference in this Proxy Statement/Prospectus (for example, when new interim financial statements and related MD&A are filed by MDC Canada and deemed incorporated by reference, the previous interim financial statements and related MD&A will be deemed no longer to be incorporated by reference in this Proxy Statement/Prospectus).
Incorporation by Reference for U.S. Purposes
For the purposes of the filing of this Proxy Statement/Prospectus with the SEC and for persons resident in or otherwise subject to applicable securities laws in the United States who receive or view this

Proxy Statement/Prospectus, the following documents contain important information about the Company and the Company incorporates them by reference (excluding any portions of such documents that have been furnished but not filed for purposes of the U.S. Exchange Act):
SEC Filings	Date Filed
Annual Report on Form 10-K for the fiscal year ended December 31, 2020.	March 16, 2021
Current Reports on Form 8-K	January 13, 2021
January 21, 2021
February 5, 2021
February 9, 2021
In addition, the Company incorporates by reference any future filings the Company makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the U.S. Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 (and any exhibits under Item 9.01 incorporated by reference into such items) of any Current Report on Form 8-K, unless expressly stated otherwise therein) for purposes of the Proxy Statement/Prospectus filed with the SEC and for persons resident in or otherwise subject to applicable securities laws in the United States who receive or view this Proxy Statement/Prospectus. Such documents are considered to be a part of this Proxy Statement/Prospectus, effective as of the date such documents are filed.
Any statement contained in any document incorporated by reference into this Proxy Statement/Prospectus shall be deemed to be modified or superseded to the extent that an inconsistent statement is made in this Proxy Statement/Prospectus or any subsequently filed document. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.
Financial information about the Company is provided in its annual consolidated financial statements as of December 31, 2020 and 2019 and for the three years ended December 31, 2020 and accompanying management’s discussion and analysis (“MD&A”) for the year ended December 31, 2020.
Obtaining Documents Incorporated by Reference
You can obtain any of the documents incorporated by reference in this Proxy Statement/Prospectus from us or from SEDAR at www.sedar.com or the SEC’s website at www.sec.gov, as applicable, at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, by sending a request to IR@mdc-partners.com. Please be sure to include your complete name and address in your request. If you request any incorporated documents, the Company will promptly mail them to you by first class mail, or another equally prompt means.

APPROVAL
The contents and the distribution of this Proxy Statement/Prospectus have been unanimously approved by the MDC Board (other than Mark Penn, Charlene Barshefsky and Bradley Gross who each abstained from voting on or participating in any deliberations with respect to the Proposed Transactions), acting upon the unanimous recommendation of the MDC Special Committee.
David Ross
General Counsel
April 21, 2021

GLOSSARY
Unless otherwise specified or if the context so requires, the following terms have the meanings set forth below for purposes of this Proxy Statement/Prospectus:
“$” Except where otherwise indicated, references to “dollars”, “US$”, or “$” are to U.S. dollars, and any references to “C$” are to Canadian dollars;
“allowable capital loss” has the meaning set forth in “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses”;
“AST Canada” means AST Trust Company (Canada);
“AST US” means American Stock Transfer & Trust Company, LLC;
“Business Day” means a day on which banks are generally open for the transaction of commercial business in Toronto, Ontario, or New York, New York, but does not in any event include a Saturday or Sunday or statutory holiday in Toronto, Ontario, or New York, New York;
“Canaccord Genuity” means Canaccord Genuity Corp.;
“Canaccord Genuity Engagement Agreement” means the engagement agreement dated November 6, 2020 between Canaccord Genuity and the MDC Special Committee;
“Canaccord Genuity Opinion” means the opinion of Canaccord Genuity, dated December 21, 2020, provided to the MDC Special Committee as to the fairness to the holders of the MDC Canada Class A Common Shares (other than Mark Penn, Stagwell, Goldman Sachs and their affiliates), from a financial point of view, of the consideration to be paid by MDC for the Stagwell Subject Entities pursuant to the Transaction Agreement, a copy of which is attached to this Proxy Statement/Prospectus as Annex K. Such opinion assumes, among other items, the conversion of the MDC Canada Class B Common Shares into MDC Canada Class A Common Shares;
“Canaccord Genuity Opinion and Formal Valuation” means, collectively, the Canaccord Genuity Opinion and the Formal Valuation;
“Canadian Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder;
“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act, as amended (including any successor thereto), and all requests, rules, guidelines, requirements and directives thereunder or issued in connection therewith or in implementation thereof, regardless of the date enacted, adopted, issued or implemented;
“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated thereunder;
“Code” means the U.S. Internal Revenue Code of 1986, as amended;
“Combined Company Class A Common Shares” means the shares of Class A Common Stock, no par value per share, of the Combined Company;
“Combined Company Class B Common Shares” means the shares of Class B Common Stock, no par value per share, of the Combined Company;
“Combined Company Class C Common Shares” means the shares of Class C Common Stock, no par value per share, of the Combined Company;
“Combined Company Common Shares” means the Combined Company Class A Common Shares, the Combined Company Class B Common Shares, and the Combined Company Class C Common Shares;
“Combined Company Incentive Awards” means any stock option, stock appreciation right, restricted stock, growth shares, restricted stock unit or other equity, equity-based or equity-related award with respect to Combined Company Common Shares granted pursuant to the Combined Company Stock Plans or as a stand-alone award, separate and apart from the Combined Company Stock Plans;
“Combined Company Preferred Shares” means the Combined Company Series 4 Shares and the Combined Company Series 6 Shares;
“Combined Company Stock Plans” means the MDC Partners Inc. Stock Appreciation Rights Plan, the MDC Partners Inc. 2005 Stock Incentive Plan, as amended, the MDC Partners Inc. 2008 Key Partner Incentive Plan, the MDC Partners Inc. 2011 Stock Incentive Plan and the MDC Partners Inc. 2016 Stock Incentive Plan, as amended, each of the Combined Company;
“Combined Company Series 4 Shares” means the shares of Series 4 Convertible Preferred Stock, no par value per share, of the Combined Company;
“Combined Company Series 6 Shares” means the shares of Series 6 Convertible Preferred Stock, no par value per share, of the Combined Company;
“Combined Company Shares” means the Combined Company Common Shares and the Combined Company Preferred Shares;
“Company Debt” means all rights, obligations and indebtedness owing of the Company under the Credit Agreement and the Debt Indenture;
“CRA” means the Canada Revenue Agency;
“Credit Agreement” means that certain Second Amended and Restated Credit Agreement, dated as of May 3, 2016, among the Company, Maxxcom Inc., a Delaware corporation, each of their subsidiaries party thereto, Wells Fargo Capital Finance, LLC, as agent, and the lenders from time to time party thereto, as amended or modified from time to time;
“Debt Indenture” means the Indenture, dated as of March 23, 2016, among the Company, the guarantors thereunder and The Bank of New York Mellon, as trustee together with all supplemental indentures and other amendments, supplements and modifications thereto;
“DGCL” means the General Corporation Law of the State of Delaware;
“Director” means the Director duly appointed under Section 260 of the CBCA;
“Dissent Notice” means a written objection provided to MDC Canada by a registered MDC Canada Shareholder who wishes to dissent to the Redomiciliation Proposal;
“Dissent Rights” means the rights of registered MDC Canada Shareholders to exercise rights of dissent with respect to such MDC Canada Shares pursuant to and in the manner set forth in Section 190 of the CBCA, which is attached to this Proxy Statement/Prospectus as Annex P;
“Dissenting Shareholder” means any registered MDC Canada Shareholder who has validly exercised his, her or its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights before the Redomiciliation Effective Time;
“Formal Valuation” means, collectively, a formal valuation prepared by Canaccord Genuity of the MDC Canada Class A Common Shares and the Stagwell Subject Entities that MDC is required to obtain pursuant to MI 61-101, a copy of which is attached to this Proxy Statement/Prospectus as Annex K;
“Holder” has the meaning set forth in “Certain Canadian Federal Income Tax Considerations For MDC Canada Shareholders”;
“Investment Canada Act” means the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp.), as amended, including the regulations promulgated thereunder;
“IRS” refers to the U.S. Internal Revenue Service;
“Kingsdale Advisors” refers to the Company’s strategic shareholder advisor and proxy solicitation agent;

“MDC Board” means the board of directors of MDC Canada;
“MDC Canada” means MDC Partners Inc., a corporation existing under the CBCA prior to the Redomiciliation;
“MDC Canada Class A Common Shares” means the shares of Class A Common Stock, no par value per share, of MDC Canada;
“MDC Canada Class B Common Shares” means the shares of Class B Common Stock, no par value per share, of MDC Canada;
“MDC Canada Common Shareholders” means the holders of the MDC Canada Common Shares;
“MDC Canada Common Shares” means the MDC Canada Class A Common Shares and the MDC Canada Class B Common Shares;
“MDC Canada Preferred Shareholders” means the holders of the MDC Canada Preferred Shares;
“MDC Canada Preferred Shares” means the MDC Canada Series 4 Shares and the MDC Canada Series 6 Shares;
“MDC Canada Series 4 Shares” means the shares of Series 4 Convertible Preferred Stock, no par value per share, of MDC Canada;
“MDC Canada Series 6 Shares” means the shares of Series 6 Convertible Preferred Stock, no par value per share, of MDC Canada;
“MDC Canada Shareholders” means the MDC Canada Common Shareholders and the MDC Canada Preferred Shareholders;
“MDC Canada Shares” means the MDC Canada Common Shares and the MDC Canada Preferred Shares;
“MDC Delaware” means MDC Canada from and after the Redomiciliation until the MDC Merger;
“MDC Delaware Board” means the board of directors of MDC Delaware;
“MDC Delaware Bylaws” means the Amended and Restated Bylaws of MDC Delaware;
“MDC Delaware Certificate of Incorporation” means the Certificate of Incorporation of MDC Delaware to be filed with the Delaware Secretary of State;
“MDC Delaware Class A Common Shares” means the shares of Class A Common Stock, no par value per share, of MDC Delaware;
“MDC Delaware Class B Common Shares” means the shares of Class B Common Stock, no par value, of MDC Delaware;
“MDC Delaware Common Shares” means the MDC Delaware Class A Common Shares and the MDC Delaware Class B Common Shares;
“MDC Delaware Preferred Shares” means the MDC Delaware Series 4 Shares and the MDC Delaware Series 6 Shares;
“MDC Delaware Series 4 Shares” means the shares of Series 4 Convertible Preferred Stock, no par value per share, of MDC Delaware;
“MDC Delaware Series 6 Shares” means the shares of Series 6 Convertible Preferred Stock, no par value per share, of MDC Delaware;
“MDC Delaware Shareholders” means the holders of MDC Delaware Common Shares and holders of MDC Delaware Preferred Shares;

“MDC Incentive Award” means any stock option, stock appreciation right, restricted stock, growth shares, restricted stock unit or other equity, equity-based or equity-related award with respect to MDC Canada Common Shares granted pursuant to the MDC Stock Plans or as a stand-alone award, separate and apart from the MDC Stock Plans;
“MDC Special Committee” means the special committee of the MDC Board comprised of four independent (within the meaning of applicable securities Laws, including MI 61-101, and NASDAQ rules) directors constituted by the MDC Board in connection with the Proposed Transactions;
“MDC Stock Plans” means the MDC Partners Inc. Stock Appreciation Rights Plan, the MDC Partners Inc. 2005 Stock Incentive Plan, as amended, the MDC Partners Inc. 2008 Key Partner Incentive Plan, the MDC Partners Inc. 2011 Stock Incentive Plan and the MDC Partners Inc. 2016 Stock Incentive Plan, as amended;
“Meeting” means the special meeting of MDC Canada Shareholders to be held virtually at [   ] [a.m./p.m.] on [                 ], 2021, including any adjournment or postponement thereof, to consider the Transaction Proposals;
“MI 61-101” means Multilateral Instrument 61-101, Protection of Minority Security Holders in Special Transactions;
“NASDAQ” means The NASDAQ Stock Market;
“New MDC Class A Common Shares” means the shares of Class A Common Stock, no par value per share, of New MDC prior to the Closing;
“New MDC Class B Common Shares” means the shares of Class B Common Stock, no par value per share, of New MDC prior to the Closing;
“New MDC Common Shares” means the New MDC Class A Common Shares and the New MDC Class B Common Shares prior to the Closing;
“New MDC Series 4 Shares” means the shares of Series 4 Convertible Preferred Stock, no par value per share, of New MDC prior to the Closing;
“New MDC Series 6 Shares” means the shares of Series 6 Convertible Preferred Stock, no par value per share, of New MDC prior to the Closing;
“Non-U.S. Holder” has the meaning set forth in “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders”;
“Notice of Special Meeting” means the notice regarding the Meeting accompanying this Proxy Statement/Prospectus;
“Person” includes any individual, partnership, association, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;
“PFIC” refers to a passive foreign investment company as defined under Section 1297 of the Code;
“Proposed Transactions” means the transactions contemplated by the Transaction Agreement, including the Redomiciliation, the New MDC Corporate Conversion, the MDC Merger, the MDC Delaware LLC Conversion, the Stagwell Contributions, and the adoption of the A&R OpCo Operating Agreement;
“Proxy Statement/Prospectus” means this notice of the Meeting and proxy statement/management information circular of MDC Canada dated [           ], 2021, together with all annexes, schedules and exhibits hereto, sent by MDC Canada to the MDC Canada Shareholders in connection with the Meeting (as may be amended, supplemented or otherwise modified from time to time);
“RDSP” means registered disability savings plan;

“Record Date” means the close of business in [      ], on [                 ], 2021;
“Redomiciliation” means the discontinuance of the Company from the jurisdiction of the CBCA and a concurrent domestication of the Company in the State of Delaware pursuant to Section 388 of the Delaware Act and the contemporaneous change of registered address;
“Redomiciliation Effective Date” means the date of the closing of the Redomiciliation;
“Redomiciliation Effective Time” means the time the Redomiciliation becomes effective on the Redomiciliation Effective Date;
“RESP” means registered education savings plan;
“RRIF” means registered retirement income fund;
“RRSP” means registered retirement savings plan;
“SEC” means the U.S. Securities and Exchange Commission;
“SEDAR” means the System for Electronic Document Analysis and Retrieval;
“Stagwell Credit Agreements” means (i) that certain term credit agreement, dated as of November 13, 2020, between, among others, Stagwell Marketing Group LLC and JPMorgan Chase Bank, N.A. as Administrative Agent, and (ii) the Stagwell Revolving Credit Agreement;
“Stagwell Revolving Credit Agreement” means that certain revolving credit agreement dated as of November 18, 2019, between, among others, Stagwell Marketing Group LLC and JPMorgan Chase Bank, N.A. as Administrative Agent, in each case as amended or modified from time to time;
“taxable capital gain” has the meaning set forth in “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses”;
“TFSA” means tax-free savings account;
“Treasury Regulations” means the U.S. Treasury Regulations promulgated under the Code;
“Treaty” means the Canada-U.S. Tax Convention (1980), as amended;
“U.S.” or “United States” means the United States of America;
“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934 and, as applicable, the rules and regulations promulgated thereunder, in each case, as amended;
“U.S. Holders” has the meaning given to that term in “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders”;
“U.S. Securities Act” means the U.S. Securities Act of 1933 and, as applicable, the rules and regulations promulgated thereunder, in each case, as amended; and
“10% U.S. Shareholder” has the meaning given to that term in “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders”.

Stagwell Marketing Group LLC and Subsidiaries
Index to Consolidated Financial Statements

INDEPENDENT AUDITORS’ REPORT
To the Management of Stagwell Marketing Group LLC
We have audited the accompanying financial statements of Stagwell Marketing Group LLC and subsidiaries (the “Company”), which comprise the balance sheet as of December 31, 2020, and the related consolidated statement of operations and comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes to the financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stagwell Marketing Group LLC and its subsidiaries as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.
Predecessor Auditors’ Opinion on 2019 Financial Statements
The financial statements of the Company as of and for the year ended December 31, 2019 were audited by other auditors whose report, dated June 2, 2020 (except for the change in the manner in which the Company accounts for leases as discussed in Note 4 to the consolidated financial statements, except for the effects of the reorganization of entities under common control as discussed in Note 5 to the consolidated financial statements and except for the change in composition of reportable segments as discussed in Note 18 to the consolidated financial statements, as to which the report is dated January 18, 2021), expressed an unmodified opinion on those statements.
/s/ DELOITTE & TOUCHE LLP
New York, NY
March 6, 2021

Stagwell Marketing Group LLC and Subsidiaries
Consolidated Balance Sheets
(in thousands)	December 31, 2020	December 31, 2019
ASSETS
Current assets:
Cash, cash equivalents and restricted cash	$92,457	$63,860
Accounts receivable, net	225,733	196,511
Expenditures billable to clients	11,063	21,137
Other current assets	36,433	23,242
Total current assets	365,686	304,750
Investments	14,256	18,899
Property and equipment, net	35,614	32,571
Goodwill	351,725	325,185
Intangible assets, net	186,035	196,567
Right-of-use assets – operating leases	57,752	71,723
Other assets	2,787	1,094
Total assets	$1,013,855	$950,789
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$147,826	$139,507
Accruals and other liabilities	89,562	68,513
Current maturities of long-term debt	994	994
Advanced billings	66,418	57,864
Current portion of operating lease liabilities	19,579	17,488
Current portion of deferred acquisition consideration (Note 12)	12,579	64,845
Total current liabilities	336,958	349,211
Long-term debt, net	198,024	158,460
Long-term portion of deferred acquisition consideration (Note 12)	5,268	—
Lease liabilities – operating leases	52,606	67,463
Deferred tax liabilities, net	16,050	21,408
Other liabilities	5,802	2,108
Total liabilities	614,708	598,650
Commitments and contingencies (Note 12)
Redeemable noncontrolling interest (Note 14)	604	3,602
Member’s equity	358,756	316,960
Noncontrolling interest	39,787	31,577
Total equity	398,543	348,537
Total liabilities, redeemable noncontrolling interest and equity	$1,013,855	$950,789

Stagwell Marketing Group LLC and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income
	Years ended December 31,
(in thousands)	2020	2019
Revenue	$888,032	$628,666
Operating expenses:
Cost of services sold	571,588	376,280
Office and general expenses	191,679	175,962
Depreciation and amortization	41,025	35,729
Total operating expenses	804,292	587,971
Operating income	83,740	40,695
Other expenses, net:
Interest expense, net	(6,223)	(8,659)
Other expense, net	(177)	(1,144)
Income before taxes and equity in earnings (losses) of unconsolidated affiliates	77,340	30,892
Provision for income taxes	(5,937)	(10,004)
Income before equity in earnings (losses) of unconsolidated affiliates	71,403	20,888
Equity in earnings (losses) of unconsolidated affiliates	58	(158)
Net income	71,461	20,730
Less: Net income attributable to noncontrolling interests	18,231	2,326
Less: Net (loss) income attributable to redeemable noncontrolling interests	(3,126)	1,263
Net income attributable to Member	$56,356	$17,141
Other comprehensive (loss) income, net of income taxes:
Net income attributable to Member	$56,356	$17,141
Net unrealized (loss) gain on available for sale investment	(5,156)	1,539
Foreign currency translation adjustments	2,371	4,202
Total other comprehensive (loss) income, net of income taxes	(2,785)	5,741
Comprehensive income attributable to Member	$53,571	$22,882

Stagwell Marketing Group LLC and Subsidiaries
Consolidated Statements of Changes in Equity
(in thousands)	Member’s equity	Noncontrolling interest	Total equity
Balance at December 31, 2018	$264,169	$40,040	$304,209
Capital contributions	59,724	—	59,724
Distributions	(38,032)	(2,180)	(40,212)
Net income attributable to Member and noncontrolling interests	17,141	2,326	19,467
Other comprehensive income, net	5,741	—	5,741
Changes in redemption value of redeemable noncontrolling interest	(392)	—	(392)
Purchase of units from noncontrolling interest	8,609	(8,609)	—
Balance at December 31, 2019	316,960	31,577	348,537
Capital contributions	95,434	—	95,434
Distributions	(108,468)	(7,075)	(115,543)
Net income attributable to Member and noncontrolling interests	56,356	18,231	74,587
Other comprehensive loss, net	(2,785)	—	(2,785)
Changes in redemption value of redeemable noncontrolling interest	(128)	—	(128)
Purchase of units from noncontrolling interest	1,387	(2,946)	(1,559)
Balance at December 31, 2020	$358,756	$39,787	$398,543

Stagwell Marketing Group LLC and Subsidiaries
Consolidated Statements of Cash Flows
	Years ended December 31,
(in thousands)	2020	2019
Cash flows from operating activities
Net income	$71,461	$20,730
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	41,025	35,729
Debt issuance cost amortization	811	728
Provision for bad debt expense	6,222	970
Deferred tax benefit	(5,463)	(560)
Changes in fair value of investments in unconsolidated affiliates	518	350
Changes in deferred acquisition consideration	4,520	15,651
Interest from preferred investments	(600)	(600)
Equity in earnings (losses) of unconsolidated affiliates, net of dividends received	(58)	158
Transaction costs contributed by Stagwell Media LP	10,160	—
Foreign currency transaction loss on foreign denominated debt	721	—
Loss on disposal of fixed assets	—	386
Changes in assets and liabilities:
Accounts receivable	(26,805)	(41,681)
Expenditures billable to clients	10,078	(997)
Other assets	(10,461)	(9,979)
Accounts payable	5,606	32,757
Accruals and other liabilities	22,922	904
Advanced billings	7,423	10,300
Net cash provided by operating activities	138,080	64,846
Cash flows from investing activities
Purchases of property and equipment	(12,099)	(12,472)
Acquisitions, net of cash acquired	(14,732)	(5,615)
Acquisitions of intangible assets	(1,895)	—
Loan to related party	(295)	—
Net cash used in investing activities	(29,021)	(18,087)
Cash flows from financing activities
Payment of contingent consideration	(500)	(500)
Payment of deferred consideration	(1,000)	(2,000)
Payment of long-term debt	(126,994)	(169,770)
Proceeds from long-term debt	167,000	175,203
Debt issuance costs	(3,099)	(1,784)
Distributions	(115,543)	(40,212)
Purchase of noncontrolling interest	(1,559)	—
Contributions	1,554	4,044
Net cash used in financing activities	(80,141)	(35,019)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(321)	343
Net increase in cash, cash equivalents and restricted cash	28,597	12,083
Cash, cash equivalents and restricted cash at beginning of period	63,860	51,777
Cash, cash equivalents and restricted cash at end of period	$92,457	$63,860
Supplemental cash flow information:
Cash interest paid	$(9,287)	$(12,100)
Income taxes paid	(10,714)	(8,588)
Non-cash investing and financing activities:
Acquisitions of business	(23,720)	(69,233)
Acquisitions of noncontrolling interest	—	(15,560)
Net unrealized (loss) gain on available for sale investment	(5,156)	1,539
Non-cash contributions included in Member’s equity	93,880	71,240
Non-cash debt proceeds	—	18,000
Non-cash payment of deferred acquisition consideration	(64,345)	—

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
1.   Business Description
Stagwell Marketing Group LLC (the “Company,” or “SMG”) is a Delaware company that was formed on March 9, 2017 and is governed by the terms and conditions of a limited liability agreement effective as of the same date. Stagwell Media LP (the “Member”, “Stagwell Media” or the “Fund”), is a private equity fund that owns all interests in Stagwell Marketing Group through a wholly owned holding company named Stagwell Marketing Group Holdings LLC. The Fund is managed by a registered investment advisor named The Stagwell Group LLC (“Stagwell Group” or the “Manager”).
On March 9, 2017 Stagwell Media formed two holding company subsidiaries, Stagwell Marketing Group Holdings LLC and Stagwell Marketing Group. The companies were formed in contemplation of holding all of Stagwell Media’s operating investments. Under a single entity, the Company could realize cost savings under enterprise level vendor arrangements, better serve the Company’s customers with an integrated offering, and more effectively report the operating results of the Company’s businesses. The transaction was effectuated by way of a contribution agreement dated March 13, 2017, which contributed all the Fund interests in the existing businesses as of the execution date to Stagwell Marketing Group. This transaction has been accounted for at historical cost as a transaction under common control. The Company’s equity structure is a non-unitized single member limited liability company (“LLC”), therefore all components of equity attributable to the Member are reported within Member’s Equity on the Consolidated Balance Sheets and Consolidated Statements of Changes in Equity.
The Company owns the membership interests of small and mid-sized marketing services companies that create customized marketing programs for clients that range in scale from regional and local clients to large global marketers. The Company’s equity positions usually include, but are not limited to, partner and membership interests, common and preferred stock as well as call and put options.
As of December 31, 2020, the Company has six reportable segments with its Corporate function reported separately. The Company’s segments aggregate its operating companies (referred to as “Brands”) based on the services provided, comparable marketing verticals serviced, and comparability of economic performance. The Company’s segments are as follows: 1. Digital Transformation and Performance Marketing (“Digital — Marketing”), 2. Digital Content (“Digital — Content”), 3. Research for Technology and Entertainment (“Research — Technology”), 4. Research for Corporate (“Research — Corporate”), 5. Marketing Communications for Public Affairs and Corporate Communication (“Communications, Public Affairs and Advocacy”), and 6. All Other Brands (“All Other”). Refer to Note 18 — Segment Information for further information.
On March 11, 2020, the World Health Organization announced a new strain of coronavirus (“COVID-19”) was reported worldwide, resulting in COVID-19 being declared a pandemic, and on March 13, 2020 the U.S. President announced a National Emergency relating to the disease. The spread of COVID-19 has caused significant volatility in the United States and international markets and, in many industries, business activity has virtually shut down entirely. While it is difficult to predict the full scale of the impact, including whether any such impact could materially impact operations and cash flows, some of the Company’s Brands have experienced a negative impact to their operating results for the year ended December 31, 2020, primarily due to a downturn in the industries their customers operate in. The Company has taken actions to address the impact of the pandemic, such as working closely with clients, reducing expenses and monitoring liquidity. The impact of the pandemic and the corresponding actions are reflected in the Company’s judgments, assumptions and estimates in the preparation of the consolidated financial statements. However, if the duration of the COVID-19 pandemic is longer and the operational impact is greater than estimated, the judgments, assumptions and estimates will be updated and could result in different results in the future.
The Company also adopted a remote-work policy and other physical distancing policies for its offices. The Company does not anticipate these policies to have any adverse impact on its ability to continue to operate its business.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
On September 30, 2020, the Stagwell Group contributed 100% of the assets and liabilities of RepDef Holdings LLC and its subsidiaries, (collectively “Reputation Defender”), to a wholly owned subsidiary of the Company. In accordance with Accounting Standards Codification (“ASC”) 805:Business Combinations (“ASC 805”), the contribution is accounted for as a transaction among entities under common control due to the Stagwell Group controlling both the Company and Reputation Defender. As a result, the assets acquired and liabilities assumed are included in the Company’s consolidated financial statements at their respective carry-over basis, and are recorded in the Company’s consolidated financial statements as of the earliest date of the periods presented. Refer to Note 5 — Common Control Acquisition for further information.
On December 21, 2020, the Fund reached a definitive agreement with MDC Partners, Inc. (“MDC”) for a potential merger between the Company and MDC (the “Proposed MDC Transaction”). The definitive agreement is subject to customary closing procedures for transactions of this nature and subject to several conditions, including obtaining relevant third-party consents. The definitive agreement allows for certain conditions under which the agreement can be terminated, including in instances where the required regulatory approvals are not obtained. No assurances can be given regarding the likelihood of obtaining such consents, obtaining such regulatory approvals, or ultimately completing the Proposed MDC Transaction. Refer to Note 20 — Subsequent Events for further information related to the Proposed MDC Transaction.
2.   Summary of Significant Accounting Policies
Basis of Presentation
These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), and with the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).
Principles of Consolidation
The Company’s consolidated financial statements include the accounts of its consolidated subsidiaries, some of which are not wholly owned. All intercompany transactions have been eliminated in consolidation.
Noncontrolling Interest
The Company recognizes the noncontrolling interests that were created as part of a business combination at fair value as of the date of the transaction.
When acquiring less than 100% ownership of an entity, the Company may enter into agreements with the noncontrolling interest holders that offer the ability to tender their membership interests for redemption by the Company or the related subsidiary under certain circumstances. The Company presents noncontrolling interests as permanent equity when the option to redeem the incremental ownership is within the control of the Company. Noncontrolling interest holders have usual and customary voting and other rights under the respective operating agreements and/or governing documents as they pertain to the class of equity held.
Net income or loss of the Company’s subsidiaries are allocated to its noncontrolling interests based on the noncontrolling interests’ ownership percentages in the subsidiary.
Redeemable Noncontrolling Interest
The Company enters into contractual arrangements under which noncontrolling shareholders may require the Company to purchase such noncontrolling shareholders’ incremental ownership interests under certain circumstances. The redemption date value under these contractual arrangements are not a fixed amount, but rather is dependent upon various valuation formulas, such as the average earnings of the relevant subsidiary through the date of exercise or the growth rate of the earnings of the relevant subsidiary during that period. These contractual arrangements are contingently redeemable at the option of the

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
noncontrolling shareholder and are presented in Redeemable noncontrolling interest on the Consolidated Balance Sheets at its acquisition date fair value, plus net income or loss attributable to the redeemable noncontrolling interest in accordance with ASC 810, Consolidation, which is based on the noncontrolling interests’ ownership percentage in the subsidiary. The options are only adjusted to their redemption date value at such point in time that the options are deemed to be currently redeemable by the Company, and if determined to be greater than the cumulative net income allocated to the noncontrolling interests in accordance with ASC 810, Consolidation.
Use of Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires the Company to make judgments, assumptions and estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the reporting date and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used in the allocation of fair value of purchase consideration, deferred acquisition consideration, redeemable noncontrolling interests, goodwill and intangible assets, property and equipment, income taxes, and revenue recognition. These estimates are evaluated on an ongoing basis and are based on historical experience and other assumptions that the Company believes are reasonable under the circumstances. These estimates require the use of assumptions about future performance, which are uncertain at the time of estimation. To the extent actual results differ from the assumptions used, results of operations and cash flows could be materially impacted. Further, the uncertainty over the ultimate impact COVID-19 will have on the global economy and the Company’s business makes any estimates and assumptions as of December 31, 2020 inherently less certain than they would be absent the current and potential impacts of COVID-19. Actual results could differ from those estimates.
Concentrations of Credit Risk
The financial instruments that could potentially subject the Company to concentrations of credit risk consist of cash deposits and trade receivables. All cash, cash equivalents and restricted cash are held at financial institutions that management believes to be of high credit quality. Domestically, cash, cash equivalents and restricted cash from time-to-time may exceed federally insured limits set by the Federal Deposit Insurance Company (“FDIC”), and international cash balances may not qualify for foreign government insurance programs. To date, the Company has not experienced any losses on cash, cash equivalents and restricted cash.
Exposure to losses on trade receivables is principally dependent on each customer’s financial condition. To manage the credit risk associated with trade receivables, the Company evaluates the creditworthiness of customers, monitors exposure for credit losses and maintains a provision for bad debt expense. The Company does not believe its exposed to a concentration of credit risk. As of and for the years ended December 31, 2020, and 2019, no individual customer accounted for more than 10% of the Company’s consolidated revenue and accounts receivable, with no individual country other than the United States accounting for more than 10% of the Company’s consolidated revenue for the years ended December 31, 2020 and 2019. Refer to Note 3 — Revenue for further information.
Cash, Cash Equivalents and Restricted Cash
Cash consists of cash maintained in checking and other operating accounts. The Company invests in money market funds which are classified as cash equivalents. When investments in a SEC-registered money market fund meet the qualifications of Investment Company Act Rule 2a-7, investors in the fund are permitted to classify their investments as cash equivalents. In addition, a floating rate NAV money market fund would meet the definition of a cash equivalent except in the event credit or liquidity issues arise, including the enactment of liquidity fees or redemption gates. The Company has evaluated the classification of the money market funds as of December 31, 2020 and 2019, and determined that they are appropriately classified as cash equivalents as there are no known credit or liquidity issues.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
As of December 31, 2020, the Company had $0.5 million of restricted cash on hand. The restricted cash is held in a separate bank account in order to pay healthcare providers for claims incurred by the plan participants. As of December 31, 2019, the Company had no restricted cash on hand.
Accounts Receivable
Accounts receivable includes both receivables billed to customers and unbilled receivables, net of the allowance for doubtful accounts in the Consolidated Balance Sheets. Accounts receivable also includes expenditures that have been billed to customers for pass through media and production costs. Typically, customers are invoiced monthly or based on a billing schedule that is defined by the contract.
The Company extends credit based on a customer’s financial condition and does not require collateral, and utilizes the allowance method to calculate an estimate for uncollectible accounts. The allowance for doubtful accounts is based on the Company’s evaluation of the collectability of accounts receivable and the reserve it records is equal to the estimated uncollectible amounts.
Expenditures billable to clients
Expenditures billable to clients consists principally of outside vendor costs incurred on behalf of clients when providing services that have not yet been invoiced to clients. Typically, customers are invoiced monthly or based on a billing schedule that is defined by the contract.
Investments
The Company employs the equity method of accounting for investments where it can exercise significant influence, but the investment does not meet the criteria for consolidation. This is generally represented by a common stock ownership or an equity interest of at least 20 percent, but not more than 50 percent. Under the equity method, the investment is recorded initially at cost and subsequently adjusted for the Company’s share of earnings as well as contributions and distributions in accordance with respective operating agreements and/or governing documents of these subsidiaries. Earnings and impairment charges of an equity method investee are reported in the Company’s Consolidated Statements of Operations and Comprehensive Income as equity in earnings (losses) of unconsolidated affiliates.
Management reviews all investments that are accounted for under the equity method of accounting each reporting period for impairment. As of December 31, 2020, and 2019, no equity investments were impaired.
Investments also include preferred shares in Finn Partners, Inc. (“Finn Partners”), which are accounted for as available-for-sale debt investments consistent with the guidance in ASC 320, Investments — Debt and Equity Securities. Available-for-sale debt investments are carried at fair value, with unrealized gains and losses recorded in other comprehensive income in the Consolidated Statements of Operations and Comprehensive Income. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in other expense, net in the Consolidated Statements of Operations and Comprehensive Income. The cost of securities sold is based on the specific identification method. Interest on the preferred shares classified as available-for-sale are included in interest expense, net. There were no impairment losses related to available-for-sale investments for the years ended December 31, 2020 and 2019.
Prepaid Expenses and Other Assets
Prepaid expenses, which are contained in other current assets on the Consolidated Balance Sheets, and other assets are expenditures made in advance of when the economic benefit of the cost will be realized. These accounts will be expensed in future periods with the passage of time or when a triggering event occurs.
Property and Equipment, Net
Property and equipment consist of furniture and fixtures, computer equipment and software, capitalized software and leasehold improvements that are stated at cost, net of accumulated depreciation.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
Property and equipment are depreciated using the straight-line method over the estimated useful lives, as follows:
Useful Lives
Computer equipment and software	3 – 5 years
Furniture and fixtures	7 years
Capitalized software	3 – 5 years
Leasehold improvements	shorter of remaining lease term or useful life
Additions and improvements are capitalized, while replacements, maintenance, and repairs, which do not improve or extend the life of the respective assets, are expensed as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the balance sheet and any resulting gain or loss is included in the results of operations in the period of disposition.
The Company capitalizes software development and acquisition costs incurred in connection with developing software for licensing to clients and internal use. Costs incurred in the preliminary stages of development are expensed as incurred. Once the development stage is reached, the Company capitalizes software costs incurred on new applications or upgrades to existing platforms.
Capitalized software is included in property and equipment in the accompanying Consolidated Balance Sheets. Depreciation expense related to the capitalized software was $3.1 million and $1.4 million for the years ended December 31, 2020 and 2019, respectively, and is included in Depreciation and amortization expenses in the accompanying Consolidated Statements of Operations and Comprehensive Income. The net book value of capitalized software was $15.4 million and $11.1 million as of December 31, 2020 and 2019, respectively.
Deferred Acquisition Consideration
Certain acquisitions include an initial payment at closing and provide for future additional contingent payments. These payments are typically contingent upon the acquired businesses reaching certain profit and/or growth targets. In instances where such contingent payments require sellers’ continuous employment with the Company after the transaction, they are recorded as compensation expense in the Consolidated Statements of Operations and Comprehensive Income. The related liability is measured using management’s best estimate of such future payments and is recorded as a deferred acquisition consideration liability in the Consolidated Balance Sheets. At each reporting date, the Company models each business’ future performance, including revenue growth and free cash flows, to estimate the value of each deferred acquisition consideration liability. Subsequent changes to the liability are recorded in results of operations. When contingent payment arrangements do not require continuous employment, they are initially recorded as purchase consideration at fair value and are subsequently remeasured at fair value at each reporting date with any changes recorded in Office and general expenses on the Consolidated Statements of Operations and Comprehensive Income.
Goodwill
Goodwill is the result of the excess of the consideration transferred over the fair value of tangible net assets and identifiable intangible assets of businesses acquired.
Goodwill is tested annually for impairment and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the carrying amount of goodwill may not be recoverable. The Company has the option to perform a qualitative assessment to determine if an impairment is “more likely than not” to have occurred. If the Company can support the conclusion that the fair value of a reporting unit is greater than its carrying amount under the qualitative assessment, the Company would not need to perform the quantitative impairment test for that reporting unit. If the Company cannot support such a

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
conclusion or the Company does not elect to perform the qualitative assessment, then the Company must perform the quantitative impairment test. The Company performs a one-step quantitative test and records the amount of goodwill impairment, if any, as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit.
The Company determines the fair value of its reporting units using a weighted average approach of discounted cash flow analysis, which often includes the use of significant judgments and estimates, and further reviews recent available sale transactions of comparable businesses that operate in similar industries to its reporting units. The significant estimates and assumptions include: a) the amount and timing of future cash flows, b) working capital requirements, c) estimation of a long-term growth rate, and d) the determination of an appropriate discount rate. The discount rate utilized in the analysis was based on the reporting unit’s weighted average cost of capital (“WACC”), which takes into account the weighting of each component of capital structure and represents the expected cost of new capital, adjusted as appropriate to consider the risk inherent in future cash flows of the reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value and/or conclusions on goodwill impairment.
The Company has historically tested goodwill for impairment as of December 31 during each fiscal year; however, in 2020 the Company changed the date of its annual goodwill impairment test to October 1 in order to allow for more time to complete the test due to the Proposed MDC Transaction and the Company becoming a public issuer. The Company does not believe that this change in goodwill impairment testing date represents a material change in accounting principle as the change did not have a material effect to the consolidated financial statements in light of the continuing requirement to assess goodwill impairment in the presence of certain indicators and the excess of fair value over carrying value at both dates.
Further to the required annual test of impairment of goodwill, the Company identified certain triggering events related to the impact of COVID-19 on certain of its Brands that required the Company to perform an interim impairment test of goodwill.
Based on the goodwill impairment analysis performed as of October 1, 2020 and December 31, 2019, and the interim goodwill impairment analysis performed on June 30, 2020, no impairment loss was recorded. There were no accumulated impairment losses related to goodwill as of December 31, 2020 and 2019.
The following tables summarizes goodwill for each of the Company’s reportable segments (in thousands):
Reportable Segment	December 31, 2019	Acquisitions	Currency Translation	December 31, 2020
Digital – Marketing	$160,641	$7,507	$701	$168,849
Digital – Content	83,335	—	2,057	85,392
Research – Technology	23,817	—	—	23,817
Research – Corporate	19,151	—	—	19,151
Communications, Public Affairs & Advocacy	33,258	16,275	—	49,533
All Other	4,983	—	—	4,983
Total	$325,185	$23,782	$2,758	$351,725

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
Reportable Segment	December 31, 2018	Acquisitions	Currency Translation	December 31, 2019
Digital – Marketing	$137,491	$21,992	$1,158	$160,641
Digital – Content	38,623	43,455	1,257	83,335
Research – Technology	23,817	—	—	23,817
Research – Corporate	19,151	—	—	19,151
Communications, Public Affairs & Advocacy	33,258	—	—	33,258
All Other	4,983	—	—	4,983
Total	$257,323	$65,447	$2,415	$325,185
Intangible Assets, Net
The Company’s intangible assets include purchased intangible assets with determinable useful lives. These intangible assets consist of customer relationships, tradenames and trademarks, airline relationships, noncompete agreements, advertiser relationships and other intangible assets, and are amortized over their respective useful lives noted below:
Useful Lives
Customer relationships	3 – 15 years
Tradenames and trademarks	5 – 20 years
Airline relationships	4 years
Noncompete agreements	2 – 7 years
Advertiser relationships	3 years
Association relationships	18 years
Recovery of Long-Lived Assets
Long-lived assets, such as property and equipment, capitalized software and purchased intangible assets that are amortized, are evaluated for recoverability when there is an indication of potential impairment or when the useful lives are no longer appropriate. If the undiscounted cash flows from a group of assets being evaluated is less than the carrying value of that group of assets, the fair value of the asset group is determined and the carrying value of the asset group is written down to fair value and an impairment loss is recognized for the difference between the fair value and carrying value.
Assets to be disposed or classified as held for sale at the end of a reporting period are reported at the lower of the carrying amount or fair value, less costs to sell.
As of December 31, 2020, and 2019, no long-lived assets were impaired and no assets have been identified as being held for disposal.
Revenue Recognition
Revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration expected to be received in exchange for those goods or services. Revenue is recognized as the Company’s performance obligations are satisfied. The Company’s revenue is primarily derived from the provision of marketing and communications services which includes: Digital Marketing, which includes the development of websites and content management systems, execution of performance marketing campaigns, and/or execution of targeted digital advertising; Digital Content, which includes the creation, production and distribution of media in execution of a customer’s marketing campaigns; Research, which includes the development and execution of custom consumer surveys as well as reporting on the insights and analytics that will inform a customer’s development of products and/or communication strategies;

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
and Communications, public affairs and advocacy, which includes consulting services that manage a marketer’s reputation with the public through traditional media, social media, and in-person engagements, as well as utilizing digital channels to mobilize and raise funds from supporters and constituents to support political candidates and issue organizations in the public arena. Revenue is recorded net of sales, use and value added taxes.
In substantially all the Company’s Brands, the performance obligation is to provide marketing and communications services to accomplish the specified engagement with the customer. The Company’s client contracts involve fees based on any one or a combination of the following: an agreed fee for the level of effort expended by the Company’s employees; commissions based on the client’s spending for media purchased from third parties or based on the amounts raised for a client’s political campaign; and when the Company is primarily responsible for the services and controls the third-party vendor services, the costs for these third-party vendor services are included in revenue. Where applicable, the transaction price of a contract is allocated to each distinct performance obligation based on its relative stand-alone selling price, either through an observable price when the service is sold separately or an estimate, predominantly based on an expected cost plus margin, and is recognized as revenue when, or as, the performance obligation is satisfied. Clients typically receive and consume the benefit of the Company’s services as they are performed. Client contracts typically provide that the Company is compensated for services performed to date and allow for cancellation by either party on short notice without penalty.
Many of the Company’s contracts consist of a single performance obligation. The Company does not consider the underlying activities as separate or distinct performance obligations because its services are highly interrelated, and the integration of the various components is essential to the overall promise to the Company’s customer. In certain of the Company’s client contracts, the performance obligation is a stand-ready obligation because the Company provides a constant level of similar services over the term of the contract.
Revenue is predominantly recognized over time, as the services are performed, because the client receives and consumes the benefit of the Company’s performance throughout the contract period, or an asset is created with no alternative use and are contractually entitled to payment for performance to date in the event the client terminates the contract for convenience. For these over time contracts, other than when the Company has a stand-ready obligation to perform services in the form of a retainer or when its providing online subscription-based hosted services, revenue is generally recognized over time using input measures that correspond to the level of staff effort expended to satisfy the performance obligation, in certain instances, using the right to invoice practical expedient. To a lesser extent, revenue is recognized using output measures, such as impressions or ongoing reporting. For client contracts where the Company has a stand-ready obligation to perform services on an ongoing basis over the life of the contract, where the scope of these arrangements includes an undefined number of broad activities and there are no significant gaps in performing the services, the Company recognizes revenue using a time-based measure resulting in a straight-line revenue recognition. For client contracts where the Company is providing online subscription-based hosted services, it recognizes revenue ratably over the contract term. Occasionally, there may be changes in the client service requirements during the term of a contract and the changes could be significant. These changes are typically negotiated as new contracts covering the additional requirements and the associated costs, as well as additional fees for the incremental work to be performed that are negotiated at the stand-alone selling price based on an observable price when the service is sold separately or an estimate, predominantly based on an expected cost plus margin.
For contracts where the transaction price is derived from commissions based on a percentage of purchased media from third parties, the performance obligation is not satisfied until the media is run, and the Company has an enforceable contract providing a right to payment. Accordingly, revenue for commissions is recognized at a point in time.
Some of the Company’s client arrangements include variable consideration provisions, primarily related to certain commissions. Variable consideration for Brands that provide media buying services is recorded to revenue when earned and when the variability is resolved, typically when the media is run.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
Principal vs. Agent Considerations
Many of the Company’s Brands incur third-party costs on behalf of clients, including direct costs and incidental, or out-of-pocket costs. Third-party direct costs incurred in connection with the delivery of marketing and communication services primarily include purchased media, studio production services, specialized talent, including artists and other freelance labor, market research and third-party data and other related expenditures.
Out-of-pocket costs primarily include transportation, hotel, meals and telecommunication charges incurred by the Company in the course of providing its services. Billings related to out-of-pocket costs are included in revenue since the Company controls the goods or services prior to delivery to the client.
The inclusion of billings related to third-party direct costs in revenue depends on whether the Company acts as a principal or as an agent in the client arrangement. In certain of the Company’s Brands, such as where it provides media buying services, the Company acts as an agent and arranges, at the client’s direction, for third parties to perform certain services. In these cases, the Company does not control the goods or services prior to the transfer to the client. As a result, revenue is recorded net of these costs, equal to the amount retained for the Company’s fee or commission.
In certain Brands the delivery of services to its customer requires the Company to utilize certain third-party services, such as production services and data costs. In these situations, the Company controls these third-party services before they are transferred to the client and is responsible for providing the service, or the Company is responsible for directing and integrating third-party vendors to fulfill its performance obligation at the agreed upon contractual price. This also includes the execution of targeted digital advertising campaigns because the Company controls the advertising inventory before it is transferred to its clients, and bears sole responsibility for fulfillment of the advertising promise, and the Company has full discretion in establishing prices. When the Company acts as principal, it includes billable amounts related to third-party costs in the transaction price and records revenue at the gross amount billed, including out-of-pocket costs, consistent with the manner that the Company recognizes revenue for the underlying services contract.
Cost of Services Sold
Cost of services sold primarily consists of staff costs that are directly attributable to the Company’s client engagements, as well as third-party direct costs of production and delivery of services to its clients. Cost of services sold does not include depreciation, amortization, and other office and general expenses that are not directly attributable to the Company’s client engagements.
Advertising
All advertising costs are expensed as incurred. Advertising expense, which is included in office and general expenses in the Consolidated Statements of Operations and Comprehensive Income, totaled $9.8 million and $8.9 million for the years ended December 31, 2020 and 2019, respectively.
Debt Issuance Costs
Debt issuance costs represent the costs incurred in connection with credit agreements, which are described in Note 13 — Long-Term Debt. Debt issuance costs related to a recognized debt liability are presented as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. These costs are amortized over the term of the related debt on the effective interest method. The revolver is presented net of debt issuance costs on the Consolidated Balance Sheets as of December 31, 2020 and 2019. As of December 31, 2020, the Company had no outstanding debt on the delayed draw term loan, therefore the related deferred issuance costs are included in Other assets on the Consolidated Balance Sheet, and are amortized using the straight-line method over the contractual term of the term loan.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
Income Taxes
The Company is a limited liability company classified as a disregarded entity for U.S. federal income tax purposes. As such, the Company is not subject to taxes from a U.S. federal income tax perspective. Rather, federal taxable income or loss is included in the federal income tax return of the Member. The provision for income taxes recorded in the Consolidated Statements of Operations and Comprehensive Income includes U.S. federal and state income taxes for certain of the Company’s corporations and foreign taxes for its foreign subsidiaries.
Income taxes are accounted for in accordance with ASC 740, Income Taxes (“ASC 740”). Following this method, deferred tax assets and liabilities are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the year in which the temporary differences are expected to reverse. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in the period that such tax rate changes are enacted. A valuation allowance on deferred tax assets is recorded if, based on the available evidence, it is “more likely than not” that some portion or all deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate sufficient taxable income during the carryback or carryforward periods applicable in each stated tax jurisdiction. In assessing the realizability of deferred tax assets, the Company considers both positive and negative evidence. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. The Company present net deferred tax assets and liabilities as noncurrent in its Consolidated Balance Sheets.
Other Expense, Net
Other expense, net consists of changes in fair value of previously held equity interests which are required to be remeasured as part of step acquisitions, as well as, changes in the fair value of call and put options at each reporting date.
Foreign Currency Translation Adjustments
The functional currency of the Company’s foreign operations is generally their respective local currency. For reporting purposes assets and liabilities, as well as results of the Company’s foreign operations were translated into the reporting currency, U.S. Dollar, as follows: assets and liabilities are translated at the spot exchange rates in effect at the balance sheet date, revenues and expenses are translated at the average exchange rates during the period presented and equity, exclusive of net income for the period, is translated at the historical exchange rates. The resulting translation adjustments are recorded directly in equity. Foreign exchange gains or losses arising from transactions denominated in currencies other than the functional currency are recorded in Office and general expenses in the Consolidated Statements of Operations and Comprehensive Income. This also includes any gains and losses on intercompany balances with foreign subsidiaries denominated in foreign currencies. These gains and losses are not eliminated and are included in the results of operations.
Derivatives and Hedging Instruments
The Company manages its exposure to interest rate risk through various strategies, including the use of derivative financial instruments, which are recorded on the Company’s Consolidated Balance Sheets at fair value, with changes in its fair value being recorded in Other comprehensive income, net of taxes on its Statements of Operations and Comprehensive Income. The Company uses interest rate swaps to manage its interest expense and structure its long-term debt portfolio to achieve a blend between fixed and floating rate debt. The Company does not use derivatives for trading or speculative purposes.
Business Combinations
The Company accounts for business combinations using the acquisition accounting method, which requires the Company to assign the purchase price paid to acquire assets or stock of a business to the identifiable net assets acquired and any noncontrolling interest based on their estimated fair values at the acquisition date.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
The Company accounts for acquisitions in which it obtains control of one or more businesses as a business combination. The purchase price of the acquired businesses, including management’s estimation of the fair value of any contingent consideration, is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the purchase price over those fair values is recognized as goodwill.
During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments, in the period in which they are determined, to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recognized in the Consolidated Statements of Operations and Comprehensive Income.
Acquisition-related costs, including advisory, legal, accounting, valuation and other costs are expensed as incurred to Office and general expenses on the Consolidated Statements of Operations and Comprehensive Income.
Leases
The Company has various rental agreements in place to lease office space, with several of these leases containing annual rate escalations.
The Company’s leasing policies are established in accordance with ASC 842, and accordingly, the Company recognizes on the balance sheet at the time of lease commencement a right-of-use lease asset and a lease liability, initially measured at the present value of the lease payments. Right-of-use lease assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. All right-of-use lease assets are reviewed for impairment. As the Company’s implicit rate in its leases is not readily determinable, in calculating the present value of lease payments, the Company uses its incremental borrowing rate based on the information available at the lease commencement date. Lease payments included in the measurement of the lease liability are comprised of noncancelable lease payments, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early. There were no impairment losses related to right-of-use lease assets for the year ended December 31, 2020.
Lease costs are recognized in the Consolidated Statements of Operations and Comprehensive Income over the lease term on a straight-line basis. Leasehold improvements are depreciated on a straight-line basis over the lesser of the term of the related lease or the estimated useful life of the asset.
As an accounting policy, the Company has elected not to apply the recognition requirements to short-term leases and elected the practical expedient not to separate non-lease components from lease components for its leases of office space where the Company is a lessee which comprises majority of the Company’s leases. Upon adoption of ASC842 on January 1, 2019, the Company also elected to apply the package of practical expedients available for existing contracts which allowed it to carry forward its historical assessments of: (i) whether a contract is or contains a lease, (ii) the classification of existing leases, and (iii) whether previously capitalized costs continue to qualify as initial indirect costs.
Some of the Company’s leases contain variable lease payments for utilities, insurance, real estate tax, repairs and maintenance, and other variable operating expenses. Such amounts are not included in the measurement of the lease liability and are recognized in the period when the variable lease payments occur. The Company has no leases that contain variable lease payments based on an index or rate.
Recently Adopted Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40):

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract (“ASU 2018-15”). The standard aligns the requirements for capitalizing implementation costs in a cloud computing arrangement service contract with the requirements for capitalizing implementation costs incurred for an internal-use software license. Entities can adopt the standard prospectively to eligible costs incurred on or after the date the standard is first applied or retrospectively. On January 1, 2020, the Company adopted ASU 2018-15. The new standard does not have a material effect on the Company’s consolidated financial statements.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). This new guidance modifies the disclosure requirements on fair value measurements. Public entities will be required to disclose the following: (i) the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and (ii) the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. In addition, public entities will no longer be required to disclose the following: (i) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, (ii) the policy for timing of transfers between levels and (iii) the valuation processes for Level 3 fair value measurements. The new pronouncement also clarifies and modifies certain existing provisions, including eliminating “at a minimum” from the phrase “an entity shall disclose at a minimum” to promote the appropriate exercise of discretion by entities when considering fair value measurement disclosures and clarifying that materiality is an appropriate consideration when evaluating disclosure requirements. On January 1, 2020, the Company adopted ASU 2018-13. The new standard does not have a material effect on the Company’s consolidated financial statements.
Recently Issued Accounting Pronouncements not yet Adopted
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The amendments affect loans, debt securities, trade receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset within the scope of Topics 960 through 965 on plan accounting. This amended guidance is effective for the Company beginning January 1, 2023. The Company is evaluating the impact of the adoption of this guidance on its consolidated financial statements and disclosures.
In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (Topic 740) (“ASU 2019-12”). The update removes certain exceptions to the general principles in Topic 740 and simplifies accounting for income taxes in certain areas of Topic 740 by clarifying and amending existing guidance. ASU 2019-12 is effective for annual and interim reporting periods beginning after December 15, 2020. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance on its consolidated financial statements and disclosures.
In January 2020, the FASB issued ASU 2020-01, Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323 and Topic 815, which clarifies that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the fair value measurement alternative. The ASU will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is evaluating the impact of the adoption of this guidance on its consolidated financial statements and disclosures.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”), and in January 2021 subsequently issued ASU 2021-01 (“ASU 2021-01”), which refines the scope of Topic 848. These ASUs provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. Adoption of the expedients and exceptions is permitted upon issuance of ASU 2020-04 through December 31, 2022. The Company is evaluating the impact of the adoption of this guidance on its consolidated financial statements and disclosures.
3.   Revenue
The Company’s revenue is primarily derived from the provision of marketing and communications services which includes digital marketing, digital content, research, and communications, public affairs and advocacy.
Disaggregated Revenue
Certain clients may engage with the Company in various geographic locations, across multiple disciplines, and through multiple Brands. The Company has historically focused on regions in North America, the largest market for its services globally. The Company has also continued to expand its global footprint to support clients looking for assistance with growing their businesses in new markets and regions, or through strategic acquisitions in offshore businesses. The Company’s Brands are principally located in the United States, the United Kingdom, and 20 other countries around the world.
The following table presents revenue disaggregated by geography (in thousands):
	Years ended December 31,
	2020	2019
Country:
United States	$804,418	$504,818
United Kingdom	41,489	25,873
All other (each country individually less than 5% of total revenue)	42,125	97,975
Total Revenue	$888,032	$628,666
Contract Assets and Contract Liabilities
Timing of revenue recognition may differ from the timing of invoicing to customers. Contract assets consist of fees and reimbursable outside vendor costs incurred on behalf of clients. Unbilled service fees were $30.6 million and $31.0 million as of December 31, 2020 and 2019, respectively, and are included in Accounts receivable, net on the Consolidated Balance Sheets. Outside vendor costs incurred on behalf of clients which have yet to be invoiced were $11.1 million and $21.1 million as of December 31, 2020 and 2019, respectively, and are included on the Consolidated Balance Sheets as Expenditures billable to clients. Such amounts are invoiced to clients at various times over the course of providing services.
Contract liabilities consists of fees billed to customers in excess of fees recognized as revenue, are expected to be collected from the customer, and the Company has a remaining performance obligation to fulfil. Contract liabilities, included in Advanced billings on the Company’s Consolidated Balance Sheets, were $66.4 million and $57.9 million as of December 31, 2020 and 2019, respectively. Further, there were no material balances included in the contract liability balances as of January 1, 2019, and December 31, 2019, that were not recognized as revenue for the years ended December 31, 2019 and 2020, respectively.
Changes in Expenditures billable to clients and Advanced billings for the years ended December 31, 2020, and 2019, were not materially impacted by write offs, impairment losses or any other factors.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
In certain arrangements, the Company purchases media it does not control on behalf of its customers as their agent, or pay other third parties on behalf of its customers for services that the Company does not control. The Company does not include in revenue the amounts it bills to customers related to such third parties, and does not consider these amounts to be contract liabilities. As of December 31, 2020, and 2019, the Company had $4.8 million and $0.4 million, respectively, included in Advanced billings, with an amount in equal value included in Accounts receivable, net, on its Consolidated Balance Sheets related to these media costs.
The Company has elected the practical expedient to not disclose information about remaining performance obligations that have original expected durations of one year or less. Most of the Company’s contracts are for periods of one year or less. For those contracts with a term of more than one year, the Company had approximately $8.8 million of unsatisfied performance obligations as of December 31, 2020, of which it expects to recognize approximately 74% in 2021, and 26% in the periods after December 31, 2021.
4.   Leases
Lessee
The Company leases office space in North America, Europe, Asia, South America, and Australia. This space is primarily used for office and administrative purposes by the Company’s employees in performing professional services. These leases are classified as operating leases and expire between years 2020 through 2031. The Company’s finance leases are immaterial.
The Company’s leases include options to extend or renew the lease through 2035. The renewal and extension options are not included in the lease term as the Company is not reasonably certain that it will exercise its option.
As of December 31, 2020, the Company has no operating leases for which the commencement date has not yet occurred.
The discount rate used for leases accounted for under ASC 842 is the Company’s collateralized credit adjusted borrowing rate.
The following table presents lease costs and other quantitative information (in thousands):
	Year ended December 31, 2020	Year ended December 31, 2019
Lease cost:
Operating lease costs	$23,707	22,201
Short-term lease costs	1,800	2,274
Variable lease costs	3,843	3,965
Sublease rental income	(3,777)	(2,985)
Total lease costs	$25,573	25,455
Additional information:
Cash paid for amounts included in the measurement of lease liabilities for operating leases
Operating cash flows	$20,942	19,203
Right-of-use assets obtained in exchange for operating lease liabilities	$2,952	20,042
Weighted average remaining lease term – Operating leases	4.42 years	5.01 years
Weighted average discount rate – Operating leases	4.01%	4.17%

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
Operating lease expense is included in Office and general expenses in the Consolidated Statements of Operations and Comprehensive Income. The Company’s lease expense for leases with a term of 12 months or less is immaterial.
The following table presents minimum future rental payments under the Company’s leases, and a reconciliation to the corresponding lease liability as of December 31, 2020 (in thousands):
Maturity Analysis
2021	$22,639
2022	17,235
2023	17,037
2024	10,678
2025	7,506
2026 and thereafter	5,692
Total	80,787
Less: Present value discount	8,602
Operating lease liability	$72,185
Lessor
From time to time, the Company enters into sublease arrangements both with unrelated third parties and with its partner agencies. These leases are classified as operating leases and expire between 2020 through 2023. Sublease income is recognized over the lease term on a straight-line basis. Currently, the Company subleases office space in North America and Europe. The Company elected to apply the practical expedient to combine lease and non-lease components to the lessor contracts.
The following table presents minimum future rental payments due to be received under the Company’s leases where it is a lessor (in thousands):
Maturity Analysis
2021	$4,191
2022	2,505
2023	54
Total	$6,750
5.   Common Control Acquisition
On April 3, 2018, RepDef Holdings LLC, a wholly owned subsidiary of the Fund, acquired ReputationDefender LLC, a Delaware limited liability company. The acquisition by RepDef Holdings LLC was treated as a business combination and accounted for using the acquisition accounting method. The total consideration included a promissory note to the seller of $4.0 million, payable in four equal installments, with the final payment due on April 3, 2020. As of December 31, 2019, the Company had $1.0 million included in Accruals and other liabilities on the Company’s Consolidated Balance Sheet related to the promissory note, which was paid in the second quarter of 2020. Transaction costs incurred and expensed on the acquisition were immaterial.
On September 30, 2020, the Fund contributed 100% of the assets and liabilities of Reputation Defender for nominal consideration to a wholly owned subsidiary of the Company. In accordance with ASC 805: Business Combinations, the contribution is accounted for as a transaction among entities under

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
common control due to the Fund controlling both the Company and Reputation Defender. As a result, the assets acquired and liabilities assumed are included in the Company’s consolidated financial statements at the Stagwell Group’s carry-over basis in the Reputation Defender business which are presented in the table below, and are recorded in the Company’s consolidated financial statements as of the earliest date of the periods presented.
The contribution of the Reputation Defender business is included in the results of the Company’s All Other reportable segment.
The following table presents the fair value of the assets acquired and liabilities assumed as of the date of the acquisition (in thousands):
April 3, 2018
Accounts receivable and other current assets	$1,546
Tradenames and trademarks	3,500
Customer relationships	5,600
Property, plant and equipment and other noncurrent assets	20
Advanced billings	(3,176)
Accounts payable and other current liabilities	(776)
Goodwill	830
Total net assets acquired	$7,544
The acquired finite-lived intangible assets of Reputation Defender consist of tradenames and trademarks and customer relationships, with useful lives of ten and three years, respectively.
6.   Acquisitions
The Company completed three business acquisitions during each of the years ended December 31, 2020 and 2019. For certain of these acquisitions the Fund completed the business acquisition and contributed the net assets to the Company. The results of each acquired business are included in the Company’s results of operations from the acquisition date.
2020 Acquisitions
On February 14, 2020, SKDKnickerbockker (“SKDK”), a subsidiary of the Company, acquired Sloane & Company (“Sloane”) from an affiliate of MDC for $24.4 million of total consideration. Total consideration included a cash payment of $18.9 million made by the Fund which was accounted for as a non-cash contribution for the purposes of the Company’s Consolidated Statement of Cash Flows and Statement of Changes in Equity, the acquisition date fair value of the contingent deferred acquisition consideration of $4.8 million, and $0.7 million of cash paid by the Company. Refer to Note 12 — Commitments and Contingencies for further detail on the contingent deferred acquisition consideration. Sloane is an industry-leading strategic communications firm, based out of New York. Sloane will extend SKDK’s current suite of services and allow for the expansion into the capital markets and special situations verticals. MDC is considered a related party to the Company, refer to Note 19 — Related Party Transactions for further detail. Sloane is included in the Company’s SKDK Brand, which is part of its Communications, Public Affairs and Advocacy reportable segment.
On August 14, 2020, Code and Theory, a subsidiary of the Company, acquired Kettle Solutions, LLC (“Kettle”) for $5.4 million of total consideration. Total consideration included a cash payment of $4.9 million, plus an additional $0.5 million due upon the finalization of Kettle’s working capital accounts, as outlined in the purchase agreement. The $0.5 million is included in Deferred acquisition consideration on the Consolidated Balance Sheet. The purchase agreement also offers the previous owners of Kettle an additional

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
$11.9 million in deferred consideration, and is dependent on Kettle reaching contractually defined operating goals in 2020, 2021, 2022 and 2023. The Company considers the additional $11.9 million as contingent compensation, refer to Note 12 — Commitments and Contingencies for further detail. Kettle is an industry recognized web design and content creation firm that assists its customers in developing and executing marketing campaigns, based out of New York. Kettle is included in the Company’s Code and Theory Brand, which is part of its Digital — Marketing reportable segment.
On October 30, 2020, Code & Theory, a subsidiary of the Company, acquired Truelogic Software, LLC, Ramenu S.A., and Polar Bear Development S.R.L. (collectively referred to as “Truelogic”), for $17.3 million of total consideration. Total consideration included a cash payment of $8.9 million,the acquisition date fair value of the contingent deferred acquisition consideration of $7.9 million, and an additional $0.5 million due upon the finalization of Truelogic’s working capital accounts, as outlined in the purchase agreement. Refer to Note 12 — Commitments and Contingencies for further detail on the contingent deferred acquisition consideration. The assets acquired and liabilities assumed have been recorded using preliminary estimates of their fair value and remains an ongoing process that is subject to change for up to one year subsequent to the closing date of the acquisition. Truelogic is a software development firm based in Buenos Aires that assists customers in sourcing top South American engineering talent and developing small-scale software projects. Truelogic is included in the Company’s Code and Theory Brand, which is part of its Digital — Marketing reportable segment.
The following table summarizes the purchase price as of the date of each acquisition (in thousands):
2020
Name	Purchase Price
Sloane	$24,416
Kettle	5,402
Truelogic	17,300
$47,118
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the date of each acquisition (in thousands):
	2020
	Sloane	Kettle	Truelogic	Total
Cash, cash equivalents and restricted cash	$—	$49	$90	$139
Accounts receivable and other current assets	2,768	2,732	2,958	8,458
Other noncurrent assets	—	172	10	182
Intangible assets	5,900	1,930	9,500	17,330
Property and equipment	72	58	50	180
Right-of-use assets – operating leases	—	533	201	734
Accounts payable and other current liabilities	(469)	(552)	(1,063)	(2,084)
Advanced billings	(130)	(310)	(429)	(869)
Operating lease liabilities	—	(533)	(201)	(734)
Goodwill	16,275	1,323	6,184	23,782
Total net assets acquired	$24,416	$5,402	$17,300	$47,118
Goodwill recognized on the Sloane, Kettle and Truelogic acquisitions is fully-deductible for income tax purposes.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
The following table reports the fair value of intangible assets acquired, including the corresponding weighted average amortization periods, as of the date of each acquisition (in thousands, except years):
	2020
	Weighted Average Amortization Period	Sloane	Kettle	Truelogic	Total
Customer relationships	10 years	$4,600	$1,600	$9,100	$15,300
Tradenames and trademarks	11 years	1,300	330	400	2,030
Total		$5,900	$1,930	$9,500	$17,330
The following table summarizes the total revenue and net income included in the Consolidated Statement of Operations and Comprehensive Income from the date of each acquisition (in thousands):
2020
Revenue	$22,381
Net income	2,685
Pro Forma Financial Information (unaudited)
The unaudited pro forma information for the periods set forth below gives effect to the 2020 acquisitions as if they had occurred as of January 1, 2019. The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisitions been consummated as of that time (in thousands):
	Year ended December 31,
	2020	2019
Revenue	$911,203	$671,404
Net income	75,767	29,195
Transaction costs for the year ended December 31, 2020, which are included in Office and general expenses in the Company’s Consolidated Statement of Operations and Comprehensive Income, were immaterial.
2019 Acquisitions
On January 2, 2019, the Company acquired 100% of the issued and outstanding stock of Rhythm Interactive, Inc. (“Rhythm”), a corporation headquartered in Irvine, California, which develops web and mobile applications, as well as designs, develops and builds digital infrastructures. The Company is obligated to make yearly earn-out payments up to $1.2 million per year to the sellers through the year ending December 31, 2023, provided that Rhythm meets minimum financial targets. This arrangement was determined to represent post-acquisition compensation expense rather than purchase consideration related to the business combination since it is dependent upon the sellers remaining employed by the Company during the earnout period. Rhythm is included in the Company’s Code and Theory Brand, which is part of its Digital — Marketing reportable segment.
On April 8, 2019, the Company acquired 100% of the issued and outstanding stock of Multi-View Holdings, Inc., (“Multi-View”). Cash consideration for the acquisition was paid by the Fund and accounted for as a non-cash contribution for the purposes of the Consolidated Statement of Cash Flows. The Fund also contributed $18.0 million of debt to the Company that it incurred in relation to the Multi-View acquisition. Multi-View is a business-to-business marketing agency that leverages partnerships with trade associations across market verticals to deliver targeted programmatic display advertising and other digital

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
advertising solutions, headquartered in Dallas, Texas. Multi-View is included in the Company’s Digital —Content reportable segment.
On December 8, 2019, the Company acquired 100% of the issued and outstanding stock of The Search Agency, Inc. (“TSA”). Cash consideration for the acquisition was paid by the Fund and accounted for as a non-cash contribution for the purposes of the Consolidated Statement of Cash Flows. TSA is a global brand performance marketing agency headquartered in Los Angeles, California, that offers multi-channel marketing solutions. The Search Agency, Inc. is now operating under the ForwardPMX brand, which is included in the Company’s Digital — Marketing reportable segment.
The following table summarizes the purchase price as of the date of each acquisition (in thousands):
2019
Name	Purchase Price
Rhythm	$5,818
Multi-View	44,621
TSA	27,900
$78,339
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the date of each acquisition (in thousands):
	2019
	Rhythm	Multi-View	TSA	Total
Cash, cash equivalents and restricted cash	$453	$2,020	$1,268	$3,741
Accounts receivable and other current assets	869	6,648	5,251	12,768
Developed technology	—	3,379	—	3,379
Intangible assets	4,240	31,900	11,720	47,860
Property, plant and equipment and other noncurrent assets	28	1,426	582	2,036
Right-of-use assets – operating leases	—	10,562	1,816	12,378
Accounts payable and other current liabilities	(1,097)	(10,991)	(11,338)	(23,426)
Advanced billings	—	(23,600)	—	(23,600)
Operating lease liabilities	—	(10,562)	(1,816)	(12,378)
Other noncurrent liabilities	—	(9,616)	—	(9,616)
Goodwill	1,325	43,455	20,417	65,197
Total net assets acquired	$5,818	$44,621	$27,900	$78,339

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
The following table reports the fair value of intangible assets acquired, including the corresponding weighted average amortization periods, as of the date of each acquisition (in thousands, except years):
	2019
	Weighted Average Amortization Period	Rhythm	Multi-View	TSA	Total
Customer relationships	6 – 10 years	$3,400	$12,800	$11,500	$27,700
Noncompete arrangements	7 years	640	—	—	640
Association relationships	18 years	—	11,500	—	11,500
Tradenames and trademarks	10 – 13 years	200	7,600	—	7,800
Other	3 years	—	—	220	220
Total		$4,240	$31,900	$11,720	$47,860
Goodwill recognized was not deductible for income tax purposes for the year ended December 31, 2019, and is due to the sizable skilled workforces acquired and considerable buyer-specific synergies expected as a result of the acquisitions.
The following table summarizes the total revenue and net loss included in the Consolidated Statement of Operations and Comprehensive Income from the date of each acquisition (in thousands):
Year ended December 31, 2019
Revenue	$61,758
Net loss	(1,311)
Pro Forma Financial Information (Unaudited)
The unaudited pro forma information for the periods set forth below gives effect to the 2019 acquisitions as if they had occurred as of January 1, 2018. The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisitions been consummated as of that time (in thousands):
	Years ended December 31,
	2019	2018
Revenue	$684,207	$539,504
Net income	18,082	22,080
Transaction costs for the year ended December 31, 2019, which are included in office and general expenses in the Consolidated Statement of Operations and Comprehensive Income, were $2.8 million.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
7.   Accounts Receivable, Net
Accounts receivable, net consisted of the following (in thousands):
	December 31, 2020	December 31, 2019
Trade receivables	$198,930	$168,039
Unbilled receivables	30,570	30,976
Related party receivables	1,342	273
Total accounts receivable	230,842	199,288
Less: Allowance for doubtful accounts	(5,109)	(2,777)
Total accounts receivable, net	$225,733	$196,511
The provision for bad debts recognized was $6.2 million and $1.0 million for the years ended December 31, 2020 and 2019, respectively, and is included in Office and general expenses in the Company’s Consolidated Statements of Operations and Comprehensive Income.
	Allowance for Doubtful Accounts
Year Ended	Balance at Beginning of Period	Charged to Costs and Expenses	Removal of Uncollectable Receivables	Translation Adjustments Increase / (Decrease)	Balance at the End of Period
December 31, 2020	$2,777	$6,222	$(3,907)	$17	$5,109
December 31, 2019	$2,382	$971	$(603)	$27	$2,777
8.   Investments
Investments consisted of the following (in thousands):
	December 31, 2020	December 31, 2019
Finn Partners
Preferred shares	$12,033	$16,589
Call option	—	505
Emerald Research Group
Call option	360	—
Wolfgang
Equity interest	1,863	1,805
Total investments	$14,256	$18,899
Equity interest is primarily comprised of a 20% interest in Wolfgang LLC (“Wolfgang”), where the Company concluded it has significant influence. This investment is accounted for as an equity method investment.
Preferred shares investment is comprised of the Company’s interest in Series B preferred shares of Finn Partners. These preferred shares have a cost basis of $10.0 million and accrue non-cash dividends at a simple rate of 6% annually on a cost basis. They are redeemable to cash in the amount of cost-plus accrued interest any time after February 28, 2021 or upon a liquidation event. These preferred shares also may be converted to common shares of Finn Partners at any time until February 28, 2021 using a conversion ratio of 1% per $1.0 million of preferred shares held including accrued dividends. The conversion feature was not bifurcated and is clearly and closely related to the host instrument, preferred shares. Management

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
determined that these preferred shares are a debt-like financial instrument and should be accounted for as available-for-sale securities at their fair market value at each reporting period.
Call options represent the Company’s right to purchase additional equity interests in Wolfgang, Finn Partners and Emerald Research Group (“Emerald”) during a certain pre-determined time horizon. The Company accounts for the Wolfgang and Emerald call options at fair value, and accounts for the Finn Partners call option at historical cost, at each reporting date. As of December 31, 2020, and 2019, the Company determined the fair value of the call option in Wolfgang as Nil due to their operating results during the respective periods.
9.   Property and Equipment, Net
Property and equipment, net consisted of the following (in thousands):
	December 31, 2020	December 31, 2019
Leasehold improvements	$22,689	$20,361
Capitalized software	19,916	12,507
Furniture and fixtures	4,525	3,805
Computer equipment and software	16,848	15,426
Total cost	63,978	52,099
Less: Accumulated depreciation	(28,364)	(19,528)
Total property and equipment, net	$35,614	$32,571
Depreciation expense, including amortization of leasehold improvements, which is included in Depreciation and amortization expense on the Consolidated Statements of Operations and Comprehensive Income, totaled $10.1 million and $7.4 million for the years ended December 31, 2020 and 2019, respectively.
10.   Intangible Assets, Net
In 2020, the Company entered into three transactions that were accounted for as asset acquisitions, as substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. A total amount of $1.8 million was recorded to intangible assets, and $0.1 million of net current assets, as a result of these transactions.
Intangible assets, net consisted of the following (in thousands):
	December 31, 2020
	Remaining Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	7 years	$129,086	$(47,003)	$82,083
Tradenames and trademarks	12 years	118,647	(32,431)	86,216
Advertiser relationships	1 years	1,911	(1,435)	476
Airline relationships	2 years	12,013	(6,755)	5,258
Association relationships	16 years	11,500	(1,106)	10,394
Noncompete arrangements	3 years	4,005	(2,980)	1,025
Other	2 years	2,893	(2,310)	583
Total		$280,055	$(94,020)	$186,035

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
	December 31, 2019
	Remaining Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	10 years	$114,070	$(32,117)	$81,953
Tradenames and trademarks	16 years	114,663	(21,961)	92,702
Advertiser relationships	3 years	1,837	(765)	1,072
Airline relationships	4 years	11,544	(3,607)	7,937
Association relationships	18 years	11,500	(467)	11,033
Noncompete arrangements	4 years	3,952	(2,505)	1,447
Other	3 years	1,745	(1,322)	423
Total		$259,311	$(62,744)	$196,567
The Company recognized amortization of $30.9 million and $28.3 million for the years ended December 31, 2020 and 2019, respectively, which is included in Depreciation and amortization expense in the Consolidated Statements of Operations and Comprehensive Income. There were no impairment losses related to intangible assets for the years ended December 31, 2020 and 2019.
The table below reflects the Company’s estimate of future amortization of these intangible assets as of December 31, 2020 (in thousands):
Amortization
2021	$30,252
2022	27,519
2023	22,852
2024	19,599
2025	17,422
2026 and thereafter	68,391
Total	$186,035
11.   Accruals and other liabilities
Accruals and other liabilities consisted of the following (in thousands):
	December 31, 2020	December 31, 2019
Accrued expenses	$14,910	$10,055
Accrued salaries and related expenses	11,908	10,529
Accrued bonuses	22,149	15,935
Accrued media and related expenses	9,311	10,995
Accrued airline fees	6,948	6,705
Taxes payable	10,149	7,327
Other current liabilities	14,187	6,967
Total accruals and other liabilities	$89,562	$68,513

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
12.   Commitments and Contingencies
Revenue and Profit-Sharing Commitments
In the ordinary course of business, the Company may enter into long-term, non-cancellable contracts with partner associations that include revenue or profit-sharing commitments related to the provision of its services. These contracts may also include provisions that require the partner associations to meet certain performance targets prior to any obligation to the Company.
The table below provides the estimated future minimum commitments under non-cancellable agreements as of December 31, 2020 (in thousands):
Future Minimum Commitments
2021	$15,659
2022	15,326
2023	12,667
2024	8,967
$52,619
Legal Proceedings
Currently, and from time to time, the Company and its businesses are involved in litigation incidental to the conduct of its business. The Company is currently neither party to any lawsuit nor proceeding that, in its opinion, is likely to have a material adverse effect on the Company’s financial position, results of operations, or cash flows.
Deferred Acquisition Consideration
SKDKnickerbocker LLC (“SKDK”)
On September 22, 2015, SKDK entered into an Asset Purchase Agreement (the “Agreement”). Pursuant to the Agreement, SKDK sellers are entitled to a contingent payment based on achievement of certain financial performance, which is payable between May 2018 and May 2020, and is also dependent upon the seller’s continued employment during the earn-out period, which ends April 1, 2020. On May 11, 2020, the Fund completed the contingent payment of $64.3 million to SKDK as required under the Agreement. This payment is treated as a non-cash contribution in the Company’s Consolidated Statement of Cash Flows and Consolidated Statement of Equity for the year ended December 31, 2020.
Scout Marketing LLC (“Scout”)
On April 19, 2017, as part of its acquisition, Scout agreed to a deferred acquisition consideration arrangement with the former principals of the seller to be paid in three installments within 150 days of December 31, 2018, 2020 and 2021, respectively. This compensation arrangement is contingent on the principals’ continued employment with Scout and adherence to noncompete arrangements through each respective distribution date. The amounts to be distributed are stipulated in the purchase agreement and are based upon certain financial performance measures of Scout from the period January 1, 2017 through December 31, 2021.
The Company determines the amount of deferred acquisition consideration expense and the related deferred acquisition consideration liability on a systematic method which matches the formulas of the specific earnout periods of the original Scout purchase agreement. The Company recorded a liability of $0.3 million, all of which is considered a noncurrent liability, in deferred acquisition consideration on the

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
Consolidated Balance Sheet as of December 31, 2020. As of and for the year ended December 31, 2019, the financial performance measures of Scout were determined not to be met, and accordingly the Company recorded no deferred acquisition consideration liability on the Consolidated Balance Sheets and no related compensation expense in the Consolidated Statements of Operations and Comprehensive Income, related to the Scout arrangement. The maximum deferred acquisition consideration under the contract if all financial performance measures are met is $38.4 million.
MediaCurrent Interactive Solutions LLC (“MediaCurrent”)
The Company incurred an obligation to make contingent earn-out payments to the former shareholders of MediaCurrent Interactive Solutions LLC, a wholly-owned subsidiary of Code and Theory LLC, based upon the achievement of certain metrics as defined by the terms of the acquisition agreement, earned through the fiscal year ended December 31, 2020. This arrangement was determined to represent post-acquisition compensation expense rather than purchase consideration related to the business combination. On January 15, 2020, the Company completed the contingent payment of $0.5 million as required under the acquisition agreement.
Rhythm
On January 2, 2019, as part of the acquisition, the Company entered into a deferred acquisition consideration arrangement with the former owners of Rhythm based upon continued employment with Rhythm and the achievement of certain minimum financial targets in 2019, 2020, 2021, 2022 and 2023. The Company’s maximum exposure related to the deferred acquisition consideration is $1.2 million on an annual basis. The payment for a respective year, if the conditions are determined to be achieved, is due no later than 195 days after the end of the respective fiscal period. This arrangement was determined to represent post-acquisition compensation expense rather than purchase consideration related to the business combination. As of and for the year ended December 31, 2020, and 2019, the Company determined the minimum financial targets to not be met, and accordingly recorded no deferred acquisition consideration liability on the Consolidated Balance Sheet and no related compensation expense in the Consolidated Statement of Operations and Comprehensive Income, related to the Rhythm arrangement.
Sloane
The Company incurred an obligation to make two contingent earn-out payments to the former shareholders of Sloane based upon the achievement of certain operating goals in 2020 and 2021, as defined in the arrangement. The payments, if the operating goal is determined to be achieved, is due no later than March 31, 2021 and 2022, respectively. This arrangement was determined to represent deferred acquisition consideration rather than contingent compensation expense. The Company recorded an initial liability of $4.8 million, which represents the fair value of the consideration upon the acquisition of Sloane. As of December 31, 2020, the Company had $7.1 million in deferred acquisition consideration on the Consolidated Balance Sheet. The maximum deferred acquisition consideration to be expensed is $7.1 million.
Kettle
The Company incurred an obligation to make contingent earn-out payments to the former shareholders of Kettle, a wholly-owned subsidiary of Code and Theory, LLC, based upon the achievement of contractually defined operating goals in 2020, 2021, 2022 and 2023. The payments, if the operating goal is determined to be achieved, is due no later than June 30, 2021, 2022, 2023 and 2024, respectively. This arrangement was determined to represent post-acquisition compensation expense rather than purchase consideration related to the business combination. The Company recorded a liability of $2.1 million, all of which is considered a current liability, in deferred acquisition consideration on the Consolidated Balance Sheet as of December 31, 2020.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
Truelogic
The Company incurred an obligation to make contingent earn-out payments to the former shareholders of Truelogic based upon the achievement of certain operating goals in 2020, 2021, 2022, and 2023, as defined in the arrangement. This arrangement was determined to represent deferred acquisition consideration rather than contingent compensation expense. The Company recorded an initial liability of $7.9 million, which represents the fair value of the consideration upon the acquisition of Truelogic. As of December 31, 2020, the Company had $8.4 million, including $5.0 million as a noncurrent liability, in deferred acquisition consideration on the Consolidated Balance Sheet. The maximum deferred acquisition consideration to be expensed is $15.0 million.
The Current portion of deferred acquisition consideration consisted of the following (in thousands):
	December 31, 2020	December 31, 2019
SKDK	$—	$64,345
MediaCurrent	—	500
Sloane	7,080	—
Kettle	2,110	—
Truelogic	3,389	—
Total current portion of deferred acquisition consideration	$12,579	$64,845
The Long-term portion of deferred acquisition consideration consisted of the following (in thousands):
December 31, 2020
Truelogic	$5,028
Scout	240
Total long-term portion of deferred acquisition consideration	$5,268
13.   Long-Term Debt
Stagwell Marketing Group Credit Agreement with JPMorgan Chase
On November 18, 2019, the Company entered into a new debt agreement (“JPM Syndicated Facility”) with a syndicate of banks led by JPMorgan Chase Bank, N.A (“JPM”). The JPM Syndicated Facility consists of a five-year revolving credit facility of $265.0 million (“JPM Revolver”) with the right to be increased by an additional $150.0 million provided additional commitments are obtained. On March 18, 2020, the Company increased the commitments on the JPM Revolver by $60.0 million to $325.0 million. The JPM Revolver offers the Company the ability to draw borrowings denoted in British Pound Sterling. As of December 31, 2020, and December 31, 2019, the Company had $30.7 million and $30.0 million, respectively, in borrowings that were held by its foreign subsidiaries in the United Kingdom. A portion of the JPM Revolver in an amount not to exceed $10.0 million is available for the issuance of standby letters of credit, of which $5.5 million is outstanding as of December 31, 2020 and 2019, respectively. The purpose of the borrowings was to refinance the Company’s previous indebtedness that was held by certain subsidiaries of the Company.
On November 13, 2020, the Company entered into a Second Amendment to its JPM Syndicated Facility (“Second Amendment”) in contemplation of the Proposed MDC Transaction, where the Company amended the following terms: (i) the definition of Adjusted LIBOR is the mathematical calculation of LIBOR for a period equal to 1 month, 3 month or 6 months, multiplied by a fraction of the federal funds effective rate, (ii) the definition of the Alternate Base Rate (“ABR”) is the greatest of (a) the prime rate of

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
interest announced from time to time by the Wall Street Journal, (b) the federal funds effective rate plus half of 0.5% and (c) Adjusted LIBOR for a one-month period plus 1.0%, and in the event (a), (b) or (c) result in an interest rate of less than 1.5%, the interest rate for the period is set to 1.5%, and (iii) the maturity date of the JPM Revolver is November 18, 2024, subject to the refinancing or termination of debt facilities held by MDC ninety-one days prior to their respective maturity dates. The Second Amendment also included a waiver for certain clauses related to legal entity restructuring activities that did not have any bearing on the Company’s covenant ratios, nor the Company’s ability to make further draws on its JPM Revolver in 2020.
The Second Amendment was entered into within twelve-months of the original debt agreement for the JPM Syndicated Facility. Accordingly, the Company applied the guidance under ASC 470, Debt to determine if the JPM Syndicated Facility and all related amendments should be treated as a debt modification or debt extinguishment of its previous credit agreements. Based on the applicable criteria for revolver and term loan debt the Company determined that borrowings under its JPM Syndicated Facility with all banks should be treated as a debt modification of their respective previous credit agreements, and accordingly the Company did not recognize a gain or loss, and have appropriately recognized fees paid to lenders as debt issuance costs. Fees paid to third parties in the amount of $1.4 million for the year ended December 31, 2020, are included in office and general expenses on its Consolidated Statement of Operations and Comprehensive Income.
The obligations under the JPM Syndicated Facility are senior in priority to all other obligations of the Company and are collateralized by substantially all its assets, including but not limited to, its subsidiaries.
Voluntary prepayments are permitted in whole or in part with prior written notice, but without premium or penalty. The facility matures on November 18, 2024. There are no required payments for the facility until its maturity. Additionally, the Company must meet certain financial and nonfinancial covenants on an ongoing basis. The financial covenant the Company needs to satisfy is a total leverage ratio, which may not (calculated without giving effect to earn-out payments) be greater than 4.25 to 1.0. The ratio is calculated quarterly on a trailing 12-month basis.
As of December 31, 2020, and December 31, 2019, the Company was in compliance with all covenants contained in the JPM Syndicated Facility, and it expects to be in compliance for the following twelve-month period.
On November 13, 2020, the Company, JPM as administrative agent, and a group of lenders entered into a term loan agreement (“JPM Credit Agreement”) that provided the Company with a Delayed Draw Term Loan A in an aggregate principal amount of $90.0 million (“DD Term Loan A”). The DD Term Loan A will mature on November 13, 2023, provided that if the MDC Proposed Transaction is not consummated within thirty days of the draw of the DD Term Loan A, the maturity date will be thirty-one days after the draw. Proceeds of the borrowing under the DD Term Loan A will be used to partially fund a distribution by the Company prior to the closing of the Proposed MDC Transaction. The Company may elect that borrowings in respect of the DD Term Loan A bear interest at an annual rate equal to either ABR or Adjusted LIBOR, as defined in the JPM Credit Agreement, plus a margin of 2% or 3%, respectively. The DD Term Loan A is payable in quarterly installments of principal and interest. Interest is calculated on the first Business Day after a draw on the DD Term Loan A, with principal payments due at a rate of 0.625% per quarter until November 13, 2021, at a rate of 1.25% thereafter, with the remaining balance due upon maturity. As of December 31, 2020, the Company had not made any draws on its DD Term Loan A, and accordingly the capitalized deferred financing costs of $1.1 million are recorded in other assets on the Consolidated Balance Sheet as of December 31, 2020.
The Company also owns an interest rate swap maturing April 2022 with Bank of America to convert $18.3 million of its variable rate debt as of December 31, 2020 to a fixed rate of 2.6%. The fair value of the swap was $(0.4) million and is included in Accruals and other liabilities on the Consolidated Balance Sheets as of December 31, 2020 and 2019, respectively.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
The following table represents the Company’s outstanding debt balances (in thousands):
	December 31, 2020	December 31, 2019
Revolver	$201,636	$159,916
Term Debt	994	1,988
Total revolver and term debt	202,630	161,904
Debt issuance costs	(3,612)	(2,450)
Total revolver, term debt and line of credit, net	199,018	159,454
Less: Current maturities of long-term debt	(994)	(994)
Long-term debt, net	$198,024	$158,460
Total interest expense, including amortized debt issuance costs of $0.8 million, on the JPM Syndicated Facility was $6.3 million for the year ended December 31, 2020. The weighted average interest rate on the JPM Syndicated Facility as of December 31, 2020 was 2.5%.
Total interest expense, including amortized debt issuance costs of $0.7 million, on the JPM Syndicated Facility and previous credit agreements were $8.9 million for the year ended December 31, 2019. The weighted average interest rate on the JPM Syndicated Facility and previous credit agreements as of December 31, 2019 was 5.76%.
14.   Noncontrolling Interest and Redeemable Noncontrolling Interest
Noncontrolling Interest
The noncontrolling interests (“NCI”) in certain subsidiaries of the Company are summarized in the following table (in thousands):
	December 31, 2020		December 31, 2019
	NCI Percentage Ownership	NCI Equity Value	NCI Percentage Ownership	NCI Equity Value
Code and Theory	8.5%	$2,979	8.5%	$2,676
StagTech Technologies	44.0%	11,941	44.0%	12,857
Emerald Research Group*	40.0%	207	20.0%	(64)
Wye Communications	0.0%	—	35.0%	469
Targeted Victory	40.0%	24,660	40.0%	13,213
Observatory	8.1%	—	27.6%	2,426
Total		$39,787		$31,577

* — subsidiary of Harris Insights and Analytics. The value as of December 31, 2019 includes the noncontrolling interest’s proportionate share of losses in the consolidated entity.
On September 17, 2020, Emerald issued additional units to an accredited investor for cash consideration of $0.5 million. After completing this transaction, the Company’s ownership was diluted to 60.0% of the issued and outstanding equity in Emerald.
On November 24, 2020, the Company acquired the outstanding noncontrolling interest holder’s remaining interests in Wye Communications for a total cash consideration of $0.6 million.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
On December 8, 2020, the Company acquired the outstanding equity interest of one of the noncontrolling interest holder’s in Observatory for a total cash consideration of $1.0 million. After completing this transaction, the noncontrolling interest holders were diluted to 40% of the issued and outstanding equity in Observatory.
Redeemable Noncontrolling Interest
The Company’s redeemable noncontrolling interests relate to its shareholding in Volanti Media (Holdings) Ltd (“INK”), through its consolidated subsidiary, Travel Content Ltd. (“TCL”), and in Code and Theory, LLC (“Code and Theory”), through its consolidated subsidiary, Stagwell Performance Marketing & Digital Transformation, LLC (“Stagwell Digital”).
INK
The noncontrolling shareholders’ ability to redeem their shares is subject to the occurrence of certain events and the satisfaction of certain conditions, specifically employment termination conditions and the related notices. As of December 31, 2020, the Company determined the redemption option available to the noncontrolling shareholders were not currently redeemable, and in accordance with ASC 480, Distinguishing Liabilities from Equity were not adjusted to its estimated redemption value.
Code and Theory
Code and Theory has one noncontrolling shareholder that owns a put option, which if exercised would require the Company to redeem their shares, after customary closing conditions as outlined in the shareholders agreement. There are no limitations or restrictions on the noncontrolling shareholder’s ability to exercise the put option. In accordance with ASC 480, Distinguishing Liabilities from Equity, the put option is considered currently redeemable, and is measured at the greater of its estimated redemption value and accumulated profits and losses allocated to the noncontrolling interest in accordance with ASC 810, Consolidation.
The following table presents the changes in redeemable noncontrolling interests (in thousands):
	2020	2019
Balance as of January 1	$3,602	$1,947
Net (loss) income attributable to redeemable noncontrolling interests	(3,126)	1,263
Changes in redemption value	128	392
Balance as of December 31	$604	$3,602
15.   Fair Value Measurements
The Company evaluates the fair value of certain assets and liabilities using the fair value hierarchy. Fair value is an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. In determining the fair value, the Company uses valuation techniques that require it to maximize the use of observable inputs and minimize the use of unobservable inputs. As a basis for considering such assumptions, the Company applies the three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1
Observable inputs such as quoted prices in active markets;

Level 2
Inputs other than quoted prices in active markets that are observable either directly or indirectly;

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
Level 3
Unobservable inputs of which there is little or no market data, which require the Company to develop its own assumptions.

Financial Instruments Measured at Fair Value on a Recurring Basis
The following table presents information about the Company’s financial instruments measured at fair value on a recurring basis, and indicates the fair value hierarchy of each instrument:
	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Call Options	$—	$—	$360	$360
Preferred Shares	—	—	12,033	12,033
Liabilities
Deferred acquisition consideration	—	—	15,497	15,497
Interest rate swap	—	—	416	416
	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Call options	$—	$—	$505	$505
Preferred Shares	—	—	16,589	16,589
Liabilities
Interest rate swap	—	—	400	400
The increase in the interest rate swap were related to its change in fair market value for the year ended December 31, 2020.
The Company owns preferred shares in Finn Partners. These shares were determined by management to be available-for-sale investments and are recorded at fair value at each reporting period. These preferred shares are considered to be Level 3 fair value measurements since they utilize unobservable inputs for which there is little or no market data and which require the Company to develop its own assumptions. The Company determines fair value of preferred shares utilizing an option pricing model. Key assumptions include enterprise value and future growth rates of Finn Partners.
The summary of fair value changes of the preferred shares held by the Company are presented below (in thousands):
	2020	2019
Balance as of January 1	$16,589	$14,427
Interest earned on investment	600	600
Purchase of additional preferred shares	—	—
Change in fair market value	(5,156)	1,562
Balance as of December 31	$12,033	$16,589
The Company incurred an obligation to make contingent deferred acquisition consideration payments to the former owners of Sloane and Truelogic and are recorded at fair value at each reporting period. Refer to Note 12 — Commitments and Contingencies for further detail. The earn-out payments are recorded at fair value at each reporting period, and are considered to be Level 3 in the fair value hierarchy as they utilize unobservable inputs for which there is little or no market data and requires the Company to develop its

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
own assumptions. The Company determines fair value of options utilizing a Monte Carlo simulation model. Key assumptions include the term of the earn-out payments and the future growth rates of Sloane and Truelogic.
The summary of fair value changes of the contingent deferred acquisition consideration is presented below (in thousands):
December 31, 2020
Balance as of January 1	$—
Fair market value upon acquisition	13,217
Change in fair market value	2,280
Balance as of December 31	$15,497
Due to the short-term nature, the carrying values of cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable and accruals and other liabilities approximate fair value.
Financial Liabilities that are Measured at Fair Value on a Nonrecurring Basis
The carrying amount of the Company’s long-term debt closely approximates its fair value as of December 31, 2020 due to its variable interest rates. The fair value is based on quoted market prices in markets that are not active and are classified as Level 3 within the fair value hierarchy.
Non-financial Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis
Certain non-financial assets and liabilities are recorded at fair value on a nonrecurring basis and accordingly are not measured and adjusted to fair value on an ongoing basis but are subject to periodic evaluations for potential impairment. These assets and liabilities include goodwill, intangible assets, property and equipment, other noncurrent assets and other noncurrent liabilities (Level 3 fair value assessments) and right-of-use lease assets (a Level 2 fair value assessment). As of December 31, 2020, and 2019, the Company has not recognized an impairment on these non-financial assets and liabilities.
16.   Employee Benefit Plans
Defined Contribution Plan
The Company’s US based businesses maintain 401(k) plans (collectively, the “401(k)”), which provide for tax-deferred contributions of employees’ salaries. Each eligible employee may elect to contribute up to the maximum amount allowed by the Code of the employee’s annual compensation to 401(k). The Company may match a percentage of employee contributions to 401(k). The total matching contributions funded to the 401(k) were $2.9 million and $2.5 million for the years ended December 31, 2020 and 2019, respectively, and were recorded as part of Cost of services sold and Office and general expenses in the Consolidated Statements of Operations and Comprehensive Income.
The Company’s UK based businesses operate a defined contribution plan that complies with the local laws in that country. The plan provides a tax deferred contribution to the employees’ salaries, limited to a maximum annual amount established by the relevant government body of the specific country. The Company’s businesses provide for a matching contribution that meets the minimum percent requirement. The total matching contributions made by the Company’s UK businesses totaled $1.1 million and $1.0 million for the years ended December 31, 2020 and 2019, respectively, and were recorded as part of Cost of services sold and Office and general expenses in the Consolidated Statements of Operations and Comprehensive Income.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
Long-Term Equity Incentive Plan
The Company established the Long-Term Equity Incentive Plan (the “Equity Plan”) as a means for providing long term incentives for certain key officers and members of Brand management. These individuals are eligible to earn nonvoting equity interests in their respective companies. The Equity Plan provides the Brands key officers and members of management with an opportunity to participate in the distribution of the future profits of the Company by granting profit interest units and other incentive awards. The vesting of the awards is typically conditioned, amongst other things, upon occurrence of an Initial Public Offering (“IPO”) or other qualified liquidity events (“change in control events”). As of December 31, 2020, the Company determined that it is not probable that the change in control events will occur and, as such, compensation expenses related to these awards were not recognized in the consolidated financial statements as of and for the years ended December 31, 2020 and 2019.
17.   Income Taxes
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted into law and the new legislation contains several key tax provisions, including the five-year net operating loss carryback, an adjusted business interest limitation, and payroll tax deferral. The Company is required to recognize the effect of tax law changes in the period of enactment, which required the Company to reassess the net realizability of its deferred tax assets and liabilities. The Company has assessed the applicability of the CARES Act and determined there is no impact.
The Company’s Income before taxes and equity in earnings (losses) of unconsolidated affiliates, and Provision for income taxes consisted of the following (in thousands):
	Years ended December 31,
	2020	2019
Income before taxes and equity in earnings (losses) of unconsolidated affiliates
United States	$95,939	$23,215
Foreign	(18,599)	7,677
Income before taxes and equity in earnings (losses) of unconsolidated affiliates	$77,340	$30,892
Current tax expense
Federal	$5,812	$3,300
State	3,242	2,202
Foreign & other	2,346	5,062
Total current income tax expense	11,400	10,564
Deferred tax benefit
Federal	(1,951)	1,279
State	389	351
Foreign	(3,901)	(2,190)
Total deferred tax benefit	(5,463)	(560)
Total provision for income taxes	$5,937	$10,004
Deferred tax assets and liabilities result from differences between assets and liabilities measured for financial reporting purposes and those measured for income tax return purposes.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
The table below summarizes the significant components of deferred tax assets and liabilities (in thousands):
	December 31, 2020	December 31, 2019
Deferred tax assets
Net operating loss	$10,229	$7,223
Tax credits	583	800
Deductible start-up costs	699	752
Accruals and other liabilities	1,296	322
Allowance for doubtful accounts	376	162
Right-of-use asset – operating leases	4,141	4,634
Intangible assets, net	2,483	—
Advanced billings, net	417	—
Other, net	556	420
Less: Valuation allowance	(5,551)	(2,945)
Total deferred tax assets	15,229	11,368
Deferred tax liabilities
Intangible assets, net	24,442	24,595
Property and equipment, net	463	396
Deferred costs, net	1,545	902
Advanced billings, net	—	387
State taxes, net	417	262
Accrual to cash difference	—	1,466
Operating lease liability	3,577	4,634
Other, net	677	134
Total deferred tax liabilities	31,121	32,776
Total deferred tax liabilities, net	$15,892	$21,408
As of December 31, 2020, the Company had $0.2 million of deferred tax assets, which is included in Other assets on the Consolidated Balance Sheet, related to its Canadian entities.
As of December 31, 2020, and 2019, the Company had $18.6 million and $16.6 million, respectively, of net operating losses (“NOL”) related to federal and state income taxes at StagTech. The NOL’s generated prior to December 12, 2018 are subject to IRC Section 382 limitations and any future ownership changes may cause the Company’s existing tax attributes to have additional limitations. The NOL carryforward will begin to expire in 2032. Based on the assessment of recoverability of deferred tax assets and expected future taxable profits for StagTech, a valuation allowance of $4.6 million and $2.8 million has been provided against deferred tax assets as of December 31, 2020 and 2019, respectively.
As of December 31, 2020, and 2019, the Company had $8.3 million and $10.6 million, respectively, of NOL’s at TSA of which, $6.6 million are subject to IRC Section 382 limitations. A valuation allowance of $0.1 million has been provided against capital losses incurred at The Search Agency that are not “more likely than not” to be realized. The NOL carryforward will begin to expire in 2029.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
As of December 31, 2020, additional valuation allowances were provided against NOL’s at the Company’s Code and Theory Brand’s Philippine entity of $0.2 million and its National Research Group Brand’s UK entity of $0.5 million.
	Valuation Allowance for Deferred Income Taxes
Year Ended	Balance at Beginning of Period	Charged to Costs and Expenses	Other	Translation Adjustments	Balance at the End of Period
December 31, 2020	$2,945	$2,606	$—	$—	$5,551
December 31, 2019	$3,678	$(733)	$—	$—	$2,945
A reconciliation of income tax expense using the U.S. federal income tax rate compared with actual income tax expense is as follows (in thousands):
	Years ended December 31,
	2020	2019
Income before taxes and equity in earnings (losses) of unconsolidated affiliates	$77,340	$30,892
Theoretical tax of 21%	16,241	6,487
Impact of disregarded entity structure	(16,049)	(3,075)
Foreign, net	752	1,256
Restructuring	—	2,764
State taxes, net	1,980	2,043
Guaranteed payment	840	467
Valuation allowance	1,286	(257)
Other	887	319
Total provision for income taxes	$5,937	$10,004
The Company is a limited liability company classified as a disregarded entity for U.S. federal income tax purposes, and as such is not subject to taxes from a U.S. federal income tax perspective. The theoretical tax rate of 21% has been used to capture the U.S. federal taxes of the corporations owned by the Company and recorded in the Consolidated Statements of Operations and Comprehensive Income.
The significant drivers of the effective tax rate relate to the segmentation of income between the portion subject to entity level tax and the portion of income reported directly by the Member, state income taxes, as well as valuation allowances established during the period.
There were no uncertain tax positions taken by the Company as of December 31, 2020 and 2019 that are not more likely than not to be sustained upon examination. Years ended December 31, 2016 and later remain subject to examination by U.S. federal authorities and various state and foreign authorities. There are currently no audits in progress.
18.   Segment Information
The Company determines an operating segment if a component (i) engages in business activities from which it earns revenues and incurs expenses, (ii) has discrete financial information, and is (iii) regularly reviewed by the Chief Operating Decision Maker (“CODM”) to make decisions regarding resource allocation for the segment and assess its performance. After performing this analysis, the Company determined that each of its Brands are an operating segment.
Once its operating segments were identified, the Company performed an analysis to determine if aggregation of operating segments is applicable under ASC 280, Segment Reporting. This determination is

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
based on a quantitative analysis of historic and projected long-term results of operations for each operating segment, together with a qualitative assessment to determine if operating segments have similar economic and operating characteristics.
The CODM uses Adjusted EBITDA (defined below) as a key metric, to evaluate the operating and financial performance, identify trends, develop projections and make strategic business decisions for each of the reportable segments.
Adjusted EBITDA is defined as Net income before taxes and equity in earnings (losses) of unconsolidated affiliates, plus depreciation and amortization, interest expense, deferred acquisition consideration adjustments, and other items, net. Other items, net includes items such as acquisition-related expenses, other non-recurring items and other restructuring costs.
The six reportable segments that resulted from applying the aggregation criteria are discussed below. The Company also reports results, as further detailed below, for the “Corporate” group.
•   Digital — Marketing:   includes Brands that support the delivery of content, commerce, service and sales using online channels. These Brands create websites, back-end systems and other digital environments allowing consumers to engage with Brands using search engine optimization, bots, search engine marketing, influencer & affiliate marketing, email marketing, customer relationship management and programmatic advertising. Brands include Code and Theory, Forward PMX Group, MMI Agency and Stagwell Technologies;
•   Digital — Content:   includes Brands that create online and offline content supported by ad sales to help clients target niche B2B audience and general consumers. Brands include Multi-View, INK and Observatory;
•   Research — Technology:   includes a single Brand, National Research Group, which conducts qualitative and quantitative research among consumers on behalf of theatrical, television, streaming content creators, gaming companies and technology companies to attract and engage consumers;
•   Research — Corporate:   includes Brands that conducts qualitative and quantitative research among consumers and B2B audiences to help companies understand their purchase intent habits and trends to aid in marketing decisions and product development, views of brand and corporate reputation and the use of research for public release. Brands include Harris Insights and Analytics and HarrisX;
•   Communications, Public Affairs and Advocacy:   includes Brands that provides strategic communications through traditional media relations, social media and in-person engagements, as well as utilizing digital channels to mobilize and raise funds from supporters and constituents to support political candidates and issue organizations in the public arena. Brands include SKDK, Targeted Victory and Wye Communications;
•   All Other:   includes Brands that create, produce, and promote advertising through traditional and digital channels, provides public relations, online reputation and digital privacy solutions for individuals and businesses. Brands include Scout, Reputation Defender and Collect, Understand and Engage (“CUE”); and
•   Corporate:   Corporate includes expenses incurred by the Company’s corporate function. These costs primarily consist of office and general expenses, salaries and related employee-related expenses that are not fully allocated to the operating segments. These costs include salaries, long-term incentives, bonuses and other miscellaneous benefits for corporate office employees, corporate office expenses, professional fees related to financial statement audits and legal, information technology and other consulting services that are engaged through the Company’s corporate office, and depreciation incurred on its corporate office.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
The tables below provide summarized financial information for each of the Company’s reportable segments (in thousands):
	Years ended December 31,
	2020	2019
Total Revenue:
Digital – Marketing	$217,091	$208,343
Digital – Content	125,152	157,546
Research – Technology	55,487	58,353
Research – Corporate	54,062	51,968
Communications, Public Affairs & Advocacy	385,319	112,388
All Other	50,921	40,068
Total Revenue	$888,032	$628,666
Adjusted EBITDA:
Digital – Marketing	$44,866	$36,511
Digital – Content	(46)	22,475
Research – Technology	11,796	14,553
Research – Corporate	6,653	8,739
Communications, Public Affairs & Advocacy	78,913	18,213
All Other	4,566	88
Corporate	(3,580)	(1,736)
Total Adjusted EBITDA	$143,168	$98,843
Reconciliation to Income before taxes and equity in earnings (losses) of unconsolidated affiliates:
Depreciation and amortization	(41,025)	(35,729)
Interest expense, net	(6,223)	(8,659)
Other expense, net	(177)	(1,144)
Deferred acquisition consideration adjustments	(4,497)	(15,652)
Other items, net	(13,906)	(6,767)
Income before taxes and equity in earnings (losses) of unconsolidated affiliates	$77,340	$30,892
Depreciation and amortization:
Digital – Marketing	$13,422	$11,786
Digital – Content	12,086	11,570
Research – Technology	2,429	1,815
Research – Corporate	2,274	2,320
Communications, Public Affairs & Advocacy	5,907	4,148
All Other	2,942	3,015
Corporate	1,965	1,075
Total Depreciation and amortization	$41,025	$35,729

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
The table below provides a summary of the Company’s long-lived assets, comprising of fixed assets, goodwill and intangibles assets, and right-of-use assets — operating leases, net of applicable accumulated depreciation and amortization, by geographic region (in thousands):
	December 31, 2020	December 31, 2019
Property and equipment, net
United States	$31,130	$29,277
United Kingdom	4,484	3,294
Total	$35,614	$32,571
Goodwill and Intangible assets, net
United States	$426,539	$405,765
United Kingdom	111,221	115,987
Total	$537,760	$521,752
Right-of-use assets – operating leases
United States	$50,092	$62,241
United Kingdom	7,660	9,482
Total	$57,752	$71,723
The CODM does not use segment assets to allocate resources or to assess performance of the segments and therefore total segment assets have not been disclosed.
19.   Related Party Transactions
The Stagwell Group engaged certain of the Company’s Brands to provide services for the Stagwell Group for interagency customers (collectively referred to as “Related Party Work”). Accounts receivable due from the Stagwell Group was immaterial as of December 31, 2020, with $1.9 million of accounts receivable due from the Stagwell Group as of December 31, 2019. Additionally, the Company recorded $0.9 million and $3.3 million of related party revenue for the years ended December 31, 2020 and 2019, respectively, $0.1 million of cost of service paid to the Stagwell Group for the years ended December 31, 2020, and 2019, respectively, and $0.1 million of other expenses, for the year ended December 31, 2019, in connection with such Related Party Work.
The Fund from time to time makes additional equity investments in the Company. The investment may be either cash or noncash in the form of its interest in companies acquired by the Fund. Noncash contributions are recorded in Member’s equity at the value of the actual cash the Fund paid for the asset. For the year ended December 31, 2020, Stagwell Media made additional noncash investments in the Company of $93.9 million, and additional cash investments in the Company of $1.5 million. Additionally, for the year ended December 31, 2020, the Company made cash distributions to Stagwell Media of $108.5 million.
For the year ended December 31, 2019, Stagwell Media acquired and immediately contributed 100% of the assets and liabilities of Multi-View to the Company. Stagwell Media funded the total value of the assets and liabilities of $44.6 million by cash of $26.3 million and by debt of $18.0 million. Accordingly, the Company accounted for this transaction as a non-cash contribution of equity of $24.3 million, cash contribution of $2.0 million resulting from the cash acquired as part of the assets of Multi-View, and $18.0 million of debt assigned to the Company. Total non-cash contributions for the year ended December 31, 2019, including the Multi-View transaction, was $71.2 million. Stagwell Media made cash investments in the Company of $4.0 million for the year ended December 31, 2019. Additionally, the Company made cash distributions to the Fund of $38.0 million for the year ended December 31, 2019.
A $3.4 million loan receivable due from an affiliate of one of the Company’s Brands is included within other current assets on its Consolidated Balance Sheets as of December 31, 2020.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
In the ordinary course of business, the Company enters into transactions with MDC. MDC is considered a related party due to: i) an affiliate of the Stagwell Group owning a minority ownership in MDC, and ii) the manager of the Stagwell Group, Mark Penn, is also the Chief Executive Officer and Chairman of the Board of Directors of MDC.
In October 2019, the Company entered into an arrangement with an affiliate of MDC, in which the Company and the affiliate will collaborate to provide various services to a client of the affiliate. As of December 31, 2020, and 2019, $1.3 million and $0.4 million was due from the affiliate for services provided. For the year ended December 31, 2020, the Company recognized $1.7 million in revenue under the arrangement.
In January 2020, the Company entered into an arrangement with an affiliate of MDC to develop advertising technology for the affiliate. Under the arrangement the Company recognized $0.6 million of revenue for the year ended December 31, 2020, of which an immaterial amount was owed to the Company as of December 31, 2020.
In January 2020, the Company entered into an arrangement with an MDC affiliate whereby this affiliate performed media planning, buying and reporting services on behalf of the Company’s client. The Company owed the MDC affiliate $30.1 million as of December 31, 2020.
In March 2020, the Company entered in an arrangement with a client owned by an investor of the Fund. Under this arrangement, the Company will provide the client with media, production, planning and public relations services. During the year December 31, 2020, the client paid the Company $11.8 million which the Company recognized $6.5 million as revenue within its Consolidated Statements of Operations and Other Comprehensive Income. In connection with this arrangement, the Company paid an MDC affiliate $5.3 million for media services.
In May 2020, the Company entered into an arrangement with an affiliate of MDC, in which the affiliate will provide media planning, buying and reporting services. Under the arrangement, the Company recognized $0.3 million in fees for the year ended December 31, 2020. As of December 31, 2020, $0.2 million was due to the affiliate for services provided.
In August 2020, the Company entered into an arrangement with an MDC affiliate to provide research and concept testing services. Under the arrangement, the Company recognized approximately $0.1 million in revenue for the year ended December 31, 2020. As of December 31, 2020, $0.1 million was due from the MDC affiliate for services provided.
For the year ended December 31, 2020, the Company paid an MDC affiliate $1.4 million on behalf of a client for media buying, planning and reporting services. The arrangement was accounted for on a pass-through basis, whereby the Company recognized a net zero amount of revenue and costs on the Company’s Consolidated Statements of Operations and Comprehensive Income.
20.   Subsequent Events
Subsequent events have been evaluated through March 6, 2021, the date these consolidated financial statements were available for issuance:
On February 8, 2021, MDC filed a registration statement on Form S-4 (“Registration Statement”) with the SEC related to the Proposed MDC Transaction. The Registration Statement has not yet been declared effective by the SEC, and the information contained therein is subject to change.

Report of Independent Auditors
To the Management of Stagwell Marketing Group LLC
We have audited the accompanying consolidated financial statements of Stagwell Marketing Group LLC and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive income, of changes in equity and of cash flows for the years then ended.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stagwell Marketing Group LLC and its subsidiaries as of December 31, 2019 and 2018, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter
As discussed in Note 4 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019. Our opinion is not modified with respect to this matter.
June 2, 2020, except for the change in the manner in which the Company accounts for leases as discussed in Note 4 to the consolidated financial statements, except for the effects of the reorganization of entities under common control as discussed in Note 5 to the consolidated financial statements and except for the change in composition of reportable segments as discussed in Note 18 to the consolidated financial statements, as to which the date is January 18, 2021

Stagwell Marketing Group LLC and Subsidiaries
Consolidated Balance Sheets
(in thousands)	December31, 2019	December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$63,860	$51,777
Accounts receivable, net	196,511	145,677
Expenditures billable to clients	21,137	20,140
Other current assets	23,242	12,170
Total current assets	304,750	229,764
Investments	18,899	17,268
Property and equipment, net	32,571	22,989
Goodwill	325,185	257,323
Intangible assets, net	196,567	174,572
Right-of-use assets – operating leases	71,723	—
Other assets	1,094	1,178
Total assets	$950,789	$703,094
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$139,507	$99,265
Accruals and other liabilities	68,513	61,472
Current maturities of long-term debt	994	19,410
Advanced billings	57,864	19,086
Current portion of operating lease liabilities	17,488	—
Current portion of deferred acquisition consideration (Note 12)	64,845	309
Total current liabilities	349,211	199,542
Long-term debt, net	158,460	120,307
Long-term portion of deferred acquisition consideration (Note 12)	—	49,385
Lease liabilities – operating leases	67,463	—
Deferred tax liabilities, net	21,408	12,925
Other liabilities	2,108	14,779
Total liabilities	598,650	396,938
Commitments and contingencies (Note 12)
Redeemable noncontrolling interest (Note 14)	3,602	1,947
Member’s equity	316,960	264,169
Noncontrolling interest	31,577	40,040
Total equity	348,537	304,209
Total liabilities, redeemable noncontrolling interest and equity	$950,789	$703,094
The accompanying notes are an integral part of these consolidated financial statements.

Stagwell Marketing Group LLC and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income
	Years ended December 31,
(in thousands)	2019	2018
Revenue	$628,666	$426,432
Operating expenses:
Cost of services sold	376,280	257,524
Office and general expenses	175,962	131,171
Depreciation and amortization	35,729	21,775
Total operating expenses	587,971	410,470
Operating income	40,695	15,962
Other expenses, net:
Interest expense, net	(8,659)	(6,406)
Other (expense) income, net	(1,144)	11,443
Income before taxes and equity in (losses) earnings of unconsolidated affiliates	30,892	20,999
Provision for income taxes	(10,004)	(4,494)
Income before equity in (losses) earnings of unconsolidated affiliates	20,888	16,505
Equity in (losses) earnings of unconsolidated affiliates	(158)	1,919
Net income	20,730	18,424
Less: Net income attributable to noncontrolling interests	2,326	2,328
Less: Net income attributable to redeemable noncontrolling interests	1,263	153
Net income attributable to Member	$17,141	$15,943
Other comprehensive income (loss), net of income taxes:
Net income attributable to Member	$17,141	$15,943
Net unrealized gain on available for sale investment	1,539	1,886
Foreign currency translation adjustments	4,202	(3,740)
Total other comprehensive income (loss), net of income taxes	5,741	(1,854)
Comprehensive income attributable to Member	$22,882	$14,089
The accompanying notes are an integral part of these consolidated financial statements.

Stagwell Marketing Group LLC and Subsidiaries
Consolidated Statements of Changes in Equity
(in thousands)	Member’s equity	Noncontrolling interest	Total equity
Balance at December 31, 2017	$236,231	$11,843	$248,074
Capital contributions	45,128	—	45,128
Distributions	(33,279)	(2,065)	(35,344)
Net income attributable to Member and noncontrolling interest	15,943	2,328	18,271
Other comprehensive income (loss), net	(1,854)	—	(1,854)
Noncontrolling interest acquired	—	30,074	30,074
Purchase of units from noncontrolling interest	2,000	(2,140)	(140)
Balance at December 31, 2018	264,169	40,040	304,209
Capital contributions	59,724	—	59,724
Distributions	(38,032)	(2,180)	(40,212)
Net income attributable to Member and noncontrolling interest	17,141	2,326	19,467
Other comprehensive income (loss), net	5,741	—	5,741
Changes in redemption value of redeemable noncontrolling interest	(392)	—	(392)
Purchase of units from noncontrolling interest	8,609	(8,609)	—
Balance at December 31, 2019	$316,960	$31,577	$348,537
The accompanying notes are an integral part of these consolidated financial statements.

Stagwell Marketing Group LLC and Subsidiaries
Consolidated Statements of Cash Flows
	Years ended December 31,
(in thousands)	2019	2018
Cash flows from operating activities
Net income	$20,730	$18,424
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	35,729	21,775
Debt issuance cost amortization	728	1,036
Provision for bad debt expense	970	311
Deferred tax benefit	(560)	(1,458)
Changes in fair value of investments in unconsolidated affiliates	350	(9,850)
Changes in deferred acquisition consideration	15,651	21,327
Interest from preferred investments	(600)	(338)
Equity in earnings of unconsolidated affiliates, net of dividends received	158	(1,389)
Real estate security deposit refund	—	4,746
Loss on disposal of fixed assets	386	123
Changes in assets and liabilities:
Accounts receivable	(41,681)	12,915
Expenditures billable to clients	(997)	(10,828)
Other assets	(9,979)	8,977
Accounts payable	32,757	(5,397)
Accruals and other liabilities	904	(2,013)
Advanced billings	10,300	2,497
Net cash provided by operating activities	64,846	60,858
Cash flows from investing activities
Purchases of property and equipment	(12,472)	(9,777)
Acquisitions, net of cash acquired	(5,615)	(19,412)
Other investing activities	—	(590)
Net cash used in investing activities	(18,087)	(29,779)
Cash flows from financing activities
Payment of contingent consideration	(500)	(5,000)
Payment of deferred consideration	(2,000)	(7,412)
Payment of long-term debt	(169,770)	(27,437)
Proceeds from long-term debt	175,203	43,897
Debt issuance costs	(1,784)	(1,323)
Distributions	(40,212)	(35,344)
Contributions	4,044	14,500
Net cash used in financing activities	(35,019)	(18,119)
Effect of exchange rate changes on cash and cash equivalents	343	(120)
Net increase in cash and cash equivalents	12,083	12,840
Cash and cash equivalents at beginning of period	51,777	38,937
Cash and cash equivalents at end of period	$63,860	$51,777
Supplemental cash flow information:
Cash interest paid	$(12,100)	$(6,359)
Income taxes paid	(8,588)	(5,798)
Non-cash investing and financing activities:
Acquisitions of business	(69,233)	(59,129)
Acquisitions of noncontrolling interest	(15,560)	(2,000)
Net unrealized gain on available for sale investment	1,539	1,886
Non-cash contributions included in Member’s equity	71,240	32,061
Non-cash debt proceeds	18,000	96,444
Non-cash payment of debt	—	(70,775)
The accompanying notes are an integral part of these consolidated financial statements.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
1.
Business Description

Stagwell Marketing Group LLC (the “Company,” “Stagwell Marketing Group,” “SMG,” “we,” “us” or “our”) is a Delaware company that was formed on March 9, 2017 and is governed by the terms and conditions of a limited liability agreement effective as of the same date. Stagwell Media LP (the “Member”, “Stagwell Media” or the “Fund”), is a private equity fund that owns all interests in Stagwell Marketing Group through a wholly owned holding company named Stagwell Marketing Group Holdings LLC. The Fund is managed by a registered investment advisor named The Stagwell Group LLC (“Stagwell Group” or the “Manager”).
On March 9, 2017 Stagwell Media formed two holding company subsidiaries, Stagwell Marketing Group Holdings LLC, and Stagwell Marketing Group. The companies were formed in contemplation of holding all Stagwell Media’s operating investments. Under a single entity, we could realize cost savings under enterprise level vendor arrangements, better serve our customers with an integrated offering, and more effectively report the operating results of our businesses. The transaction was effectuated by way of a contribution agreement dated March 13, 2017, which contributed all the Fund’s interests in the existing businesses as of the execution date to Stagwell Marketing Group. This transaction has been accounted for at historical cost as a transaction under common control. The Company’s equity structure is a non-unitized single member LLC, therefore all components of equity attributable to the Member are reported within Member’s Equity on the Consolidated Balance Sheets and Consolidated Statements of Changes in Equity.
We own the membership interests of small and mid-sized marketing services companies that create customized marketing programs for clients that range in scale from regional and local clients to large global marketers. Our equity positions usually include, but are not limited to, partner and membership interests, common and preferred stock as well as call and put options.
As December 31, 2019, the Company has six reportable segments with our Corporate function reported separately. Our segments aggregate each of our operating companies (referred to as “Brands”) based on the services provided, comparable marketing verticals serviced, and comparability of economic performance. Our segments are as follows: 1. Digital Transformation and Performance Marketing (“Digital — Marketing”), 2. Digital Content (“Digital — Content”), 3. Research for Technology and Entertainment (“Research — Technology”), 4. Research for Corporate (“Research — Corporate”), 5. Communications, Public Affairs and Advocacy (“Communications, Public Affairs and Advocacy”), and 6. All Other Brands (“All Other”). Refer to Note 18 — Segment Information for further information.
On September 30, 2020, the Stagwell Group contributed 100% of the assets and liabilities of RepDef Holdings LLC and its subsidiaries, (collectively “Reputation Defender”), to a wholly owned subsidiary of the Company. In accordance with Accounting Standards Codification (“ASC”) 805: Business Combinations (“ASC 805”), the contribution is accounted for as a transaction among entities under common control due to the Stagwell Group controlling both the Company and Reputation Defender. As a result, the assets acquired and liabilities assumed are included in the Company’s consolidated financial statements at their respective carry-over basis and are recorded in the Company’s consolidated financial statements as of the earliest date of the periods presented, or April 3, 2018, the date upon which the Stagwell Group acquired Reputation Defender. Refer to Note 5 — Common Control Acquisition for further information.
2.
Summary of Significant Accounting Policies

Basis of Presentation
These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), and with the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).
Principles of Consolidation
The Company’s consolidated financial statements include the accounts of its consolidated subsidiaries, some of which are not wholly owned. All intercompany transactions have been eliminated in consolidation.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
Noncontrolling Interest
The Company recognizes the noncontrolling interests that were created as part of a business combination at fair value as of the date of the transaction.
When acquiring less than 100% ownership of an entity, the Company may enter into agreements with the noncontrolling interest holders that offer the ability to tender their membership interests for redemption by the Company or the related subsidiary under certain circumstances. The Company presents noncontrolling interests as permanent equity when the option to redeem the incremental ownership is within the control of the Company.
Net income or loss of the Company’s subsidiaries are allocated to its noncontrolling interests based on the noncontrolling interests’ ownership percentages in the subsidiary.
Redeemable Noncontrolling Interest
The Company enters into contractual arrangements under which noncontrolling shareholders may require the Company to purchase such noncontrolling shareholders’ incremental ownership interests under certain circumstances. The redemption date value under these contractual arrangements are not a fixed amount, but rather is dependent upon various valuation formulas, such as the average earnings of the relevant subsidiary through the date of exercise or the growth rate of the earnings of the relevant subsidiary during that period. These contractual arrangements are contingently redeemable at the option of the noncontrolling shareholder and is presented in mezzanine equity on the Consolidated Balance Sheets at its acquisition date fair value, plus net income or loss attributable to the redeemable noncontrolling interest in accordance with ASC 810, Consolidation, which is based on the noncontrolling interests’ ownership percentage in the subsidiary. The options are only adjusted to their redemption date value at such point in time that the options are deemed to be currently redeemable by the Company, and if determined to be greater than the cumulative net income allocated to the noncontrolling interests in accordance with ASC 810, Consolidation.
Use of Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the reporting date and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used in the allocation of fair value of purchase consideration, deferred acquisition consideration, redeemable noncontrolling interests, goodwill and intangible assets, property and equipment, income taxes, and revenue recognition. These estimates are evaluated on an ongoing basis and are based on historical experience and other assumptions that we believe are reasonable under the circumstances. These estimates require the use of assumptions about future performance, which are uncertain at the time of estimation. To the extent actual results differ from the assumptions used, results of operations and cash flows could be materially impacted.
Reclassifications
Certain prior year amounts have been reclassified to conform to the current year’s presentation.
Concentrations of Credit Risk
The financial instruments that could potentially subject us to concentrations of credit risk consist of cash deposits and trade receivables. All cash and cash equivalents are held at financial institutions that management believes to be of high credit quality. Domestically, cash and cash equivalents from time-to-time may exceed federally insured limits set by the Federal Deposit Insurance Company (“FDIC”), and international cash balances may not qualify for foreign government insurance programs. To date, we have not experienced any losses on cash and cash equivalents.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
Exposure to losses on trade receivables is principally dependent on each customer’s financial condition. To manage the credit risk associated with trade receivables, we evaluate the creditworthiness of customers, monitor exposure for credit losses and maintain a provision for bad debt expense. We do not believe we are exposed to a concentration of credit risk. As of and for the years ended December 31, 2019, and 2018, no individual customer accounted for more than 10% of our consolidated revenue and accounts receivable, with no individual countries other than the United States accounting for more than 10% of our consolidated revenue for the years ended December 31, 2018 and 2019, except for the United Kingdom, which accounted for 11.8% of our consolidated revenue, for the year ended December 31, 2019. Refer to Note 3 — Revenue for further information.
Cash and Cash Equivalents
Cash consists of cash maintained in checking and other operating accounts. The Company invests in money market funds which are classified as cash equivalents. When investments in a SEC- registered money market fund meet the qualifications of Investment Company Act Rule 2a-7, investors in the fund are permitted to classify their investments as cash equivalents. In addition, a floating rate NAV money market fund would meet the definition of a cash equivalent except in the event credit or liquidity issues arise, including the enactment of liquidity fees or redemption gates. The Company has evaluated the classification of the money market funds as of December 31, 2019 and 2018, and determined that they are appropriately classified as cash equivalents as there are no known credit or liquidity issues.
As of December 31, 2019, and 2018, we had no restricted cash on hand.
Accounts Receivable
Accounts receivable includes receivables billed to customers, net of the allowance for doubtful accounts in the Consolidated Balance Sheets. Accounts receivable also includes expenditures billable to customers for pass through media and production costs. Typically, customers are invoiced monthly or based on a billing schedule that is defined by the contract.
We extend credit based on a customer’s financial condition and do not require collateral. We utilize the allowance method to calculate an estimate for uncollectible accounts. The allowance for doubtful accounts is based on our evaluation of the collectability of accounts receivable and the reserve we record is equal to the estimated uncollectible amounts.
Expenditures billable to clients
Expenditure billable to clients consists of revenue that is earned and recognized but has not been invoiced to the customer. Typically, customers are invoiced monthly or based on a billing schedule that is defined by the contract.
Equity Method Investments
The Company employs the equity method of accounting for investments where we can exercise significant influence, but the investment does not meet the criteria for consolidation. This is generally represented by a common stock ownership or an equity interest of at least 20 percent, but not more than 50 percent. Under the equity method, the investment is recorded initially at cost and subsequently adjusted for our share of earnings as well as contributions and distributions in accordance with respective operating agreements and/or governing documents of these subsidiaries. Noncontrolling interest holders have usual and customary voting and other rights under the respective operating agreements and/or governing documents as they pertain to the class of equity held. Earnings and impairment charges of an equity method investee are reported in our Consolidated Statements of Operations and Comprehensive Income as equity in earnings of unconsolidated affiliates.
Management reviews all investments that are accounted for under the equity method of accounting each reporting period for impairment. As of December 31, 2019, and 2018, no equity investments were impaired.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
Other Investments
Other investments include preferred shares in Finn Partners, which are accounted for as available- for-sale investments consistent with the guidance in ASC 320, Investments — Debt and Equity Securities. Available-for-sale investments are carried at fair value, with unrealized gains and losses recorded in other comprehensive income in the Consolidated Statements of Operations and Comprehensive Income. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in other (expense) income in the Consolidated Statements of Operations and Comprehensive Income. The cost of securities sold is based on the specific identification method. Interest on the preferred shares classified as available-for-sale are included in interest income. There were no impairment losses related to available-for-sale investments for the years ended December 31, 2019 and 2018.
Prepaid Expenses and Other Assets
Prepaid expenses and other assets are expenditures made in advance of when the economic benefit of the cost will be realized. These accounts will be expensed in future periods with the passage of time or when a triggering event occurs.
Property and Equipment, Net
Property and equipment consist of furniture and fixtures, computer equipment and software, and leasehold improvements that are stated at cost, net of accumulated depreciation.
Property and equipment are depreciated using the straight-line method over the estimated useful lives, as follows:
Computer equipment and software	3 – 5 years
Furniture and fixtures	7 years
Capitalized software	3 – 10 years
Leasehold improvements	shorter of remaining lease term or useful life
Additions and improvements are capitalized, while replacements, maintenance, and repairs, which do not improve or extend the life of the respective assets, are expensed as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the balance sheet and any resulting gain or loss is included in the results of operations in the period of disposition.
We capitalize software development and acquisition costs incurred in connection with developing software for external licensing to clients and internal use. Costs incurred between achievement of technological feasibility and when it is available for general release to our clients is immaterial. Costs incurred to develop the internal-use software are capitalized, while costs incurred for planning the project and for post-implementation training and maintenance are expensed as incurred.
Capitalized software is included in property and equipment in the accompanying Consolidated Balance Sheets. Depreciation expense related to the capitalized software was $1.4 million and $0.1 million for the years ended December 31, 2019 and 2018, respectively, and is included in Depreciation and amortization expenses in the accompanying Consolidated Statements of Operations and Comprehensive Income. The net book value of capitalized software was $11.1 million and $2.9 million as of December 31, 2019 and 2018, respectively.
Deferred Acquisition Consideration
Certain acquisitions include an initial payment at closing and provide for future additional contingent payments. These payments are typically contingent upon the acquired businesses reaching certain profit and/or growth targets. In instances where such contingent payments require sellers’ continuous employment with the Company after the transaction, they are recorded as compensation expense in the Consolidated

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
Statements of Operations and Comprehensive Income. The related liability is measured using management’s best estimate of such future payments and is recorded as a deferred acquisition consideration liability in the Consolidated Balance Sheets. At each reporting date, we model each business’ future performance, including revenue growth and free cash flows, to estimate the value of each deferred acquisition consideration liability. Subsequent changes to the liability are recorded in results of operations. When contingent payment arrangements do not require continuous employment, they are initially recorded as purchase consideration at fair value and are subsequently remeasured at fair value at each reporting date with any changes recorded in results of operations.
Goodwill
Goodwill is the result of the excess of the consideration transferred over the fair value of tangible net assets and identifiable intangible assets of businesses acquired.
Goodwill is not amortized, but rather is tested for impairment on an annual basis, as of December 31, or more frequently if events or changes in circumstances indicate potential impairment. Factors that may result in an interim impairment test include but are not limited to a change in identified reporting units, an adverse change in business conditions, a significant adverse change in customer demand or impairment of long-lived assets. If necessary, we reassign goodwill using a relative fair value allocation approach.
Goodwill is first evaluated using a qualitative assessment to determine whether it is more likely than not that the fair value of its reporting unit is less than the carrying amount. If the qualitative assessment indicates that the fair value of the reporting unit may be less than the carrying amount, we conduct a quantitative impairment test of goodwill; otherwise, we conclude that there is no impairment. The quantitative test compares the fair value of the reporting unit to its carrying amount. If the reporting unit’s carrying amount exceeds its fair value, a goodwill impairment charge is recorded for such difference, in an amount not to exceed the total amount of goodwill allocated to the reporting unit.
The Company determines the fair value of its reporting units using a weighted average approach of discounted cash flow analysis, which often includes the use of significant judgments and estimates, and further review recent market available sale transactions of comparable businesses that operate in similar industries to our reporting units. The significant estimates and assumptions include: a) the amount and timing of future cash flows, b) working capital requirements, c) estimation of a long-term growth rate, and d) the determination of an appropriate discount rate. The discount rate utilized in the analysis was based on the reporting unit’s weighted average cost of capital (“WACC”), which takes into account the weighting of each component of capital structure and represents the expected cost of new capital, adjusted as appropriate to consider the risk inherent in future cash flows of the reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value and/or conclusions on goodwill impairment.
Based on the goodwill impairment analysis performed as of December 31, 2019 and 2018, no impairment loss was recorded. There were no accumulated impairment losses related to goodwill as of December 31, 2019 and 2018.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
The following tables summarizes goodwill for each of our reportable segments (in thousands):
Reportable Segment	December 31, 2018	Acquisitions	Currency Translation	December 31, 2019
Digital – Marketing	$137,491	$21,992	$1,158	$160,641
Digital – Content	38,623	43,455	1,257	83,335
Research – Technology	23,817	—	—	23,817
Research – Corporate	19,151	—	—	19,151
Communications, Public Affairs & Advocacy	33,258	—	—	33,258
All Other	4,983	—	—	4,983
Total	$257,323	$65,447	$2,415	$325,185
Reportable Segment	December 31, 2017	Acquisitions	Currency Translation	December 31, 2018
Digital – Marketing	$100,782	$36,709	$—	$137,491
Digital – Content	—	38,101	522	38,623
Research – Technology	23,817	—	—	23,817
Research – Corporate	19,151	—	—	19,151
Communications, Public Affairs & Advocacy	17,571	15,687	—	33,258
All Other	4,052	830	101	4,983
Total	$165,373	$91,327	$623	$257,323
Intangible Assets, Net
The Company’s intangible assets include purchased intangible assets with determinable useful lives. These intangible assets consist of customer relationships, tradenames and trademarks, airline relationships, noncompete agreements, advertiser relationships and other intangible assets, and are amortized over their respective useful lives noted below:
Useful Lives
Customer relationships	3 – 15 years
Tradenames and trademarks	5 – 20 years
Airline relationships	4 years
Noncompete agreements	2 – 7 years
Advertiser relationships	3 years
Association relationships	18 years
Recovery of Long-Lived Assets
Long-lived assets, such as property and equipment and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. These events or circumstances include a significant adverse change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors. In performing this assessment, we consider operating results, trends and prospects, as well as the effects of obsolescence, demand, competition and other economic factors. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. We calculate the fair value of an asset using discounted future cash flows where observable fair values are not readily determinable. The discount rate applied to these cash flows is based on our WACC, risk adjusted where appropriate, or an alternate discount rate as we deem appropriate.
Assets to be disposed or classified as held for sale at the end of a reporting period are reported at the lower of the carrying amount or fair value, less costs to sell.
As of December 31, 2019, and 2018, we do not believe any long-lived assets were impaired and have not identified any assets as being held for disposal.
Revenue Recognition
Effective January 1, 2018, we adopted the Financial Accounting Standards Board (“FASB”) ASC Topic 606, Revenue from Contracts with Customers, (“ASC 606”). In accordance with ASC 606, we changed certain aspects of our revenue recognition accounting policy as described below. ASC 606 was applied using the modified retrospective method to contracts that were not completed as of January 1, 2018.
The adoption of ASC 606 resulted in a change in our accounting policy for certain third-party costs. After adoption, these third-party costs are included in revenue when we act as a principal for the services rendered in the client arrangement. Under ASC 606, the principal versus agent assessment is based on whether we control the specified goods or services before they are transferred to the customer. Adoption of ASC 606 did not have an impact on the Consolidated Balance Sheet as of January 1, 2018. However, as a result of the adoption of ASC 606, there was an immaterial increase in the amount of third-party costs included in revenue and cost of services sold for the year ended December 31, 2018. This change had no impact on operating income.
Except for the above item, the timing and amount of recognized revenue was not materially impacted by the adoption of ASC 606.
Revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration we expect to receive in exchange for those goods or services. Revenue is recognized as our performance obligations are satisfied. Our revenue is primarily derived from the provision of marketing and communications services which includes: Digital, which includes the development of websites and content management systems, execution of performance marketing campaigns, and/or execution of targeted digital advertising; Research, which includes the development and execution of custom consumer surveys as well as reporting on the insights and analytics that will inform a customer’s development of products and/or communication strategies; Communications, public affairs and advocacy, which includes consulting services that manage a marketer’s reputation with the public through traditional media, social media, and in-person engagements; and Digital Content, which includes the creation, production and distribution of media in execution of a customer’s marketing campaigns. Revenue is recorded net of sales, use and value added taxes.
In substantially all our Brands, the performance obligation is to provide marketing and communications services to accomplish the specified engagement with our customer. Our client contracts involve fees based on any one or a combination of the following: an agreed fee for the level of effort expended by our employees; commissions based on the client’s spending for media purchased from third parties or based on the amounts raised for a client’s political campaign; and reimbursement for third-party costs that we are required to include in revenue when we control the vendor services related to these costs and we act as principal. The transaction price of a contract is allocated to each distinct performance obligation based on its relative stand-alone selling price and is recognized as revenue when, or as, the customer receives the benefit of the performance obligation. Clients typically receive and consume the benefit of our services as they are performed. Our client contracts typically provide that we are compensated for services performed to date and allow for cancellation by either party on short notice without penalty.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
Many of our contracts consist of a single performance obligation. We do not consider the underlying activities as separate or distinct performance obligations because our services are highly interrelated, and the integration of the various components is essential to our overall promise to our customer. In certain of our client contracts, the performance obligation is a stand-ready obligation because we provide a constant level of similar services over the term of the contract.
Our revenue is predominantly recognized over time, as the services are performed, because the client receives and consumes the benefit of our performance throughout the contract period, or we create an asset with no alternative use and are contractually entitled to payment for our performance to date in the event the client terminates the contract for convenience. For these over time contracts, other than when we have a stand-ready obligation to perform services in the form of a retainer or when we are providing online subscription-based hosted services, revenue is generally recognized over time using input measures that correspond to the level of staff effort expended to satisfy the performance obligation, and to a lesser extent using output measures, such as impressions or ongoing reporting. For client contracts when we have a stand-ready obligation to perform services on an ongoing basis over the life of the contract, where the scope of these arrangements is broad and there are no significant gaps in performing the services, we recognize revenue using a time- based measure resulting in a straight-line revenue recognition. For client contracts when we are providing online subscription-based hosted services, we recognize revenue ratably over the contract term. Occasionally, there may be changes in the client service requirements during the term of a contract and the changes could be significant. These changes are typically negotiated as new contracts covering the additional requirements and the associated costs, as well as additional fees for the incremental work to be performed.
For contracts where the transaction price or a portion of the transaction price is derived from commissions based on a percentage of purchased media from third parties or based on the amounts raised for a client’s political campaign, the performance obligation is not satisfied until the media is run or the fundraising occurs, and we have an enforceable contract providing a right to payment. Accordingly, revenue for commissions is recognized at a point in time, including when it is not subject to cancellation by the client or media vendor.
Some of our client arrangements include variable consideration provisions, primarily related to certain commissions. Variable consideration for Brands that provide media services is recorded to revenue when earned, typically when the media is run.
Principal vs. Agent Considerations
In many of our Brands, we incur third-party costs on behalf of clients, including direct costs and incidental, or out-of-pocket costs. Third-party direct costs incurred in connection with the delivery of marketing and communication services primarily include purchased media, studio production services, specialized talent, including artists and other freelance labor, market research and third- party data and other related expenditures. Out-of-pocket costs primarily include transportation, hotel, meals and telecommunication charges incurred by us in the course of providing our services. Billings related to out-of-pocket costs are included in revenue since we control the goods or services prior to delivery to the client.
However, the inclusion of billings related to third-party direct costs in revenue depends on whether we act as a principal or as an agent in the client arrangement. In certain of our Brands, such as where we provide media planning and buying services, we act as an agent and arrange, at the client’s direction, for third parties to perform certain services. In these cases, we do not control the goods or services prior to the transfer to the client. As a result, revenue is recorded net of these costs, equal to the amount retained for our fee or commission.
In certain Brands the delivery of our service to our customer requires us to utilize certain third-party services, such as production services and data costs. In these situations, we control these third-party services before they are transferred to the client and we are responsible for providing the service, or we are responsible for directing and integrating third-party vendors to fulfill our performance obligation at the agreed upon contractual price. This also includes the execution of targeted digital advertising campaigns because we control the advertising inventory before it is transferred to our clients, we bear sole responsibility

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
for fulfillment of the advertising promise, and we have full discretion in establishing prices. When we act as principal, we include billable amounts related to third-party costs in the transaction price and record revenue at the gross amount billed, including out-of-pocket costs, consistent with the manner that we recognize revenue for the underlying services contract.
Cost of Services Sold
Cost of services sold primarily consists of staff costs that are directly attributable to our client engagements, as well as third-party direct costs of production and delivery of our services to our clients. Cost of services sold does not include depreciation, amortization, and other office and general expenses that are not directly attributable to our client engagements.
Advertising
All advertising costs are expensed as incurred. Advertising expense, which is included in office and general expenses in the Consolidated Statements of Operations and Comprehensive Income, totaled $8.9 million and $4.9 million for the years ended December 31, 2019 and 2018, respectively.
Debt Issuance Costs
Debt issuance costs represent the costs incurred in connection with credit agreements, which are described in Note 13 — Long-Term Debt, and are amortized over the term of the related debt on the effective interest method. The revolver and term loans are presented net of debt issuance costs on the Consolidated Balance Sheets as of December 31, 2019 and 2018. No term loans existed as of December 31, 2019.
Income Taxes
On December 22, 2017, the U.S. government enacted the Tax Cuts and Jobs Act (“the Tax Act”). The Tax Act makes broad and complex changes to the U.S. tax code including but not limited to a reduction in U.S. federal corporate tax rate from 35% to 21%, effective for tax years beginning after December 31, 2017 and a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings. The Company has assessed the applicability of the Tax Act and determined there is no material impact.
The Company is a limited liability company classified as a disregarded entity for U.S. federal income tax purposes. As such, we are not subject to taxes from a U.S. federal income tax perspective. Rather, federal taxable income or loss is included in the federal income tax return of our Member. The provision for income taxes recorded in the Consolidated Statements of Operations and Comprehensive Income includes U.S. federal and state income taxes for certain of our corporations and foreign taxes for our foreign subsidiaries.
Income taxes are accounted for in accordance with ASC 740, Income Taxes (“ASC 740”). Following this method, deferred tax assets and liabilities are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the year in which the temporary differences are expected to reverse. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in the period that such tax rate changes are enacted. A valuation allowance on deferred tax assets is recorded if, based on the available evidence, it is “more likely than not” that some portion or all deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon our ability to generate sufficient taxable income during the carryback or carryforward periods applicable in each stated tax jurisdiction. In assessing the realizability of deferred tax assets, we consider both positive and negative evidence. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. We present net deferred tax assets and liabilities as noncurrent in our Consolidated Balance Sheets.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
Other (Expense) Income
Other (expense) income consists of changes in fair value of previously held equity interests which are required to be remeasured as part of step acquisitions. Other (expense) income also includes changes in the fair value of call and put options at each reporting date.
Foreign Currency Translation Adjustments
The functional currency of our foreign operations is generally their respective local currency. For reporting purposes assets and liabilities, as well as results of our foreign operations were translated into the reporting currency, U.S. Dollar, as follows: Assets and liabilities are translated at the spot exchange rates in effect at the balance sheet date, revenues and expenses are translated at the average exchange rates during the period presented and equity, exclusive of net income for the period, is translated at the historical exchange rates. The resulting translation adjustments are recorded directly in equity. Foreign exchange gains or losses arising from transactions denominated in currencies other than the functional currency are recorded in office and general expenses in our Consolidated Statements of Operations and Comprehensive Income. This also includes any gains and losses on intercompany balances with foreign subsidiaries denominated in foreign currencies. These gains and losses are not eliminated and are included in the results of operations.
Derivatives and Hedging Instruments
The Company manages its exposure to interest rate risk through various strategies, including the use of derivative financial instruments, which are recorded on our Consolidated Balance Sheets at fair value, with changes in its fair value being recorded in Other comprehensive income, net of taxes on our Statements of Operations and Comprehensive Income. We use interest rate swaps to manage our interest expense and structure our long-term debt portfolio to achieve a blend between fixed and floating rate debt. We do not use derivatives for trading or speculative purposes.
Recently Adopted Accounting Pronouncements
Business Combinations
Effective January 1, 2019, we adopted Accounting Standards Update (“ASU”) 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business” (“ASU 2017-01”). Adoption of the standard had no material impact on our consolidated financial statements.
We account for our business combinations using the acquisition accounting method, which requires us to assign the purchase price paid to acquire assets or stock of a business to the identifiable net assets acquired and any noncontrolling interest based on their estimated fair values at the acquisition date.
For each acquisition, the Company undertakes a detailed review to identify other intangible assets and a valuation is performed for all such identified assets. The Company uses several market participant measurements to determine the estimated acquisition date fair value. This approach includes consideration of similar and recent transactions, information obtained during our pre- acquisition due diligence, as well as utilizing discounted expected cash flow methodologies. A substantial portion of the intangible assets value that the Company acquires is the specialized know- how of the workforce, which is treated as part of goodwill and is not required to be valued separately. Most of the value of the identifiable intangible assets acquired is derived from customer relationships, including the related customer contracts, as well as tradenames and trademarks.
Acquisition-related costs, including advisory, legal, accounting, valuation and other costs are expensed as incurred.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
Leases
The Company has various rental agreements in place to lease office space, with several of these leases containing annual rate escalations. Rent payments for our leases are charged to rent expense on a straight-line basis over the term of the lease if the lease contains defined escalation clauses and/or rent abatements.
Effective January 1, 2019, we adopted the new accounting guidance in ASC Topic 842, Leases (“ASC 842”), including all related ASUs, using the modified retrospective transition method. As such, we have recognized a right-of-use-asset and a corresponding lease liability on our Consolidated Balance Sheets for all leases with a term of more than twelve months. Comparative prior periods have not been adjusted and continue to be reported under ASC 840, Leases.
As an accounting policy, we have elected not to apply the recognition requirements to short-term leases and elected the practical expedient not to separate non-lease components from lease components for the real estate leases where the Company is a lessee and lessor which comprises majority of the Company’s leases. We also elected to apply the package of practical expedients available for existing contracts which allowed us to carry forward our historical assessments of: (1) whether a contract is or contains a lease, (2) the classification of existing leases, and (3) whether previously capitalized costs continue to qualify as initial indirect costs.
The adoption of ASC 842 resulted in the recognition, on January 1, 2019, of a lease liability of $78.9 million, including a current portion of $12.4 million, which represents the present value of the remaining lease payments, and a right-of-use lease asset of 67.8 million, which represents the lease liability, offset by adjustments such as initial direct costs, prepaid lease payments, and lease incentives, when applicable.
Other
In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments — Overall (Subtopic 825- 10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which makes amendments to the guidance in U.S. GAAP on the classification and measurement of financial instruments. ASU 2016-01 significantly revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within fiscal years beginning after December 15, 2019. We adopted ASU 2016-01 for the fiscal year ended December 31, 2019. The adoption of this standard had no material impact on our consolidated financial statements.
In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments which amends ASC 230 Statement of Cash Flows (“ASU 2016-15”). The amendments apply to all entities that are required to present a statement of cash flows. The amendments provide guidance on how certain cash receipts and cash payments should be classified on the statement of cash flows. The amendments are effective for fiscal years beginning after December 15, 2018. Early adoption is permitted, and the amendments should be applied retrospectively. We adopted ASU 2016-15 for the fiscal year ended December 31, 2019. Adoption of the standard had no material impact on cash from or used in operating, financing, or investing on our Consolidated Statements of Cash Flows.
In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other (Topic 350) (“ASU” 2017-04”) that simplifies the subsequent measurement of goodwill by eliminating Step 2 from the current goodwill impairment test in the event that there is evidence of an impairment based on qualitative or quantitative assessments. ASU 2017-04 does not change how the goodwill impairment is identified, and we will continue to perform a qualitative assessment annually. ASU 2017-04 is effective for public entities with annual or interim impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
We adopted ASU 2017-04 for the fiscal year ended December 31, 2019. Adoption of the standard had no material impact on our consolidated financial statements.
Recently Issued Accounting Pronouncements not yet Adopted
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The amendments affect loans, debt securities, trade receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset within the scope of Topics 960 through 965 on plan accounting. This amended guidance is effective beginning January 1, 2021. We are evaluating the impact of the adoption of this guidance on our consolidated financial statements and disclosures.
In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. The standard aligns the requirements for capitalizing implementation costs in a cloud computing arrangement service contract with the requirements for capitalizing implementation costs incurred for an internal-use software license. This amended guidance is effective beginning January 1, 2020. Entities can adopt the standard prospectively to eligible costs incurred on or after the date the standard is first applied or retrospectively. We are evaluating the impact of the adoption of this guidance on our consolidated financial statements and disclosures.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018- 13”). This new guidance is effective on January 1, 2020, with early adoption permitted, and modifies the disclosure requirements on fair value measurements. Public entities will be required to disclose the following: (i) the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and (ii) the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. In addition, public entities will no longer be required to disclose the following: (i) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, (ii) the policy for timing of transfers between levels and (iii) the valuation processes for Level 3 fair value measurements. The new pronouncement also clarifies and modifies certain existing provisions, including eliminating “at a minimum” from the phrase “an entity shall disclose at a minimum” to promote the appropriate exercise of discretion by entities when considering fair value measurement disclosures and clarifying that materiality is an appropriate consideration when evaluating disclosure requirements. We are evaluating the impact of the adoption of this guidance on our consolidated financial statements and disclosures.
In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (Topic 740) (“ASU 2019-12”). The update removes certain exceptions to the general principles in Topic 740 and simplifies accounting for income taxes in certain areas of Topic 740 by clarifying and amending existing guidance. ASU 2019-12 is effective for annual and interim reporting periods beginning after December 15, 2020. Early adoption is permitted. We are evaluating the impact of the adoption of this guidance on our consolidated financial statements and disclosures.
In January 2020, the FASB issued ASU 2020-01, Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323 and Topic 815, which clarifies that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the fair value measurement alternative. The ASU will be effective

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. We are evaluating the impact of the adoption of this guidance on our consolidated financial statements and disclosures.
In April 2020, the FASB issued a question and answer document, Topic 842 and Topic 840: Accounting for Lease Concessions Related to the Effects of the COVID-19 Pandemic, which focused on the application of lease accounting guidance to lease concessions provided as a result of the COVID-19 global pandemic. Under existing lease guidance, the entity would have to determine, on a lease by lease basis, if a lease concession was the result of a new arrangement reached with the tenant, which would be accounted for under the lease modification framework, or if a lease concession was under the enforceable rights and obligations that existed in the original lease, which would be accounted for outside the lease modification framework. Entities can elect to not evaluate whether certain concessions provided by lessors to mitigate the effects of COVID-19 on lessees are lease modifications. Entities that make this election can then elect to apply the lease modification guidance in ASC 842 or account for the concession as if it were contemplated as part of the existing contract. We are evaluating the impact of the adoption of this guidance on our consolidated financial statements and disclosures.
3.
Revenue

Effective January 1, 2018, the Company adopted ASC 606. The Company’s revenue recognition policies are established in accordance with the Revenue Recognition topics of ASC 606, and accordingly, we recognize revenue when we determine our customer obtains control of promised services, in an amount that reflects the consideration which we expect to receive in exchange for those services. Refer to Note 2 — Summary of Significant Accounting Policies for additional information regarding the Company’s adoption of ASC 606.
Our revenue is primarily derived from the provision of marketing and communications services which includes digital, research, marketing communications, and content.
Disaggregated Revenue
Certain clients may engage with the Company in various geographic locations, across multiple disciplines, and through multiple Brands. We have historically focused on regions in North America, the largest market for our services globally. We have also continued to expand our global footprint to support clients looking for assistance with growing their businesses in new markets and regions, or through strategic acquisitions in offshore businesses. Our Brands are principally located in the United States and the United Kingdom, with operations in an additional 17 countries around the world.
The following table presents revenue disaggregated by geography (in thousands):
	Years ended December 31,
	2019	2018
Country:
United States	$504,818	$360,802
United Kingdom	25,873	18,266
All other (each country individually less than 5% of total revenue)	97,975	47,364
Total Revenue	$628,666	$426,432
Contract Assets and Contract Liabilities
Timing of revenue recognition may differ from the timing of invoicing to customers. Contract assets consist of fees and reimbursable outside vendor costs incurred on behalf of clients. Unbilled service fees were $31.0 million and $23.5 million as of December 31, 2019 and December 31, 2018, respectively, and are included in Accounts receivable, net on the Consolidated Balance Sheets. Outside vendor costs incurred on

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
behalf of clients which have yet to be invoiced were $21.1 million and $20.1 million as of December 31, 2019 and December 31, 2018, respectively, and are included on the Consolidated Balance Sheets as Expenditures billable to clients. Such amounts are invoiced to clients at various times over the course of providing services.
Contract liabilities consists of fees billed to customers in excess of fees recognized as revenue, are expected to be collected from the customer, and we have a remaining performance obligation to fulfil. Contract liabilities, included in Advanced billings on our Consolidated Balance Sheets, were $57.9 million and $19.1 million as of December 31, 2019 and 2018, respectively. The increase in our contract liabilities of $38.8 million for the year ended December 31, 2019 is primarily due to the acquisition of Multi-View Holdings, Inc. Refer to Note 6 — Acquisitions for further information. Further, there were no material balances included in the contract liability balances as of January 1, 2018 and December 31, 2018 that were not recognized as revenue for the years ended December 31, 2018 and 2019, respectively.
Changes in Expenditures billable to clients and Advanced billings for the years ended December 31, 2019 and December 31, 2018 were not materially impacted by write offs, impairment losses or any other factors.
In certain arrangements, we purchase media we do not control on behalf of our customers as their agent or pay other third parties on behalf of our customers for services that we do not control. We do not include in revenue the amounts we bill to customers related to such third parties, and do not consider these amounts to be contract liabilities. As of December 31, 2019, and 2018, we had $0.4 million and $0.6 million, respectively, included in Advanced billings, with an amount in equal value included in Accounts receivable, net, on our Consolidated Balance Sheets.
As part of the adoption of ASC 606, the Company applied the practical expedient to not disclose information about remaining performance obligations that have original expected durations of one year or less. Most of our contracts are for periods of one year or less. For those contracts with a term of more than one year, we had approximately $11.8 million of unsatisfied performance obligations as of December 31, 2019, of which we expect to recognize approximately 66% in 2020, and 34% in the periods after December 31, 2020.
4.
Leases

Effective January 1, 2019, the Company adopted ASC 842. As a result, comparative prior periods have not been adjusted and continue to be reported under ASC 840. Refer to Note 2 — Summary of Significant Accounting Policies for additional information regarding the Company’s adoption of ASC 842. The policies described herein refer to those in effect as of January 1, 2019.
Lessee
The Company leases office space in North America, Europe, Asia, South America, and Australia. This space is primarily used for office and administrative purposes by the Company’s employees in performing professional services. These leases are classified as operating leases and expire between years 2020 through 2031. The Company’s finance leases are immaterial.
The Company’s leasing policies are established in accordance with ASC 842, and accordingly, the Company recognizes on the balance sheet at the time of lease commencement a right-of-use lease asset and a lease liability, initially measured at the present value of the lease payments. Right-of- use lease assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. All right-of-use lease assets are reviewed for impairment. As the Company’s implicit rate in its leases is not readily determinable, in determining the present value of lease payments, the Company uses its incremental borrowing rate based on the information available at the commencement date. Lease payments included in the measurement of the lease liability are comprised of noncancelable lease payments, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
reasonably certain the lease will not be terminated early. There were no impairment losses related to right-of-use lease assets for the year ended December 31, 2019.
Lease costs are recognized in the Consolidated Statements of Operations and Comprehensive Income over the lease term on a straight-line basis. Leasehold improvements are depreciated on a straight-line basis over the lesser of the term of the related lease or the estimated useful life of the asset.
Some of the Company’s leases contain variable lease payments for utilities, insurance, real estate tax, repairs and maintenance, and other variable operating expenses. Such amounts are not included in the measurement of the lease liability and are recognized in the period when the variable lease payments occur. The Company has no leases that contain variable lease payments based on an index or rate.
The Company’s leases include options to extend or renew the lease through 2035. The renewal and extension options are not included in the lease term as the Company is not reasonably certain that it will exercise its option.
As of December 31, 2019, the Company has entered into two operating leases for which the commencement date has not yet occurred as the space is being prepared for occupancy by the landlord. Accordingly, these leases represent an obligation of the Company that is not on the Consolidated Balance Sheet as of December 31, 2019. The aggregate future liability related to these leases is approximately $1.9 million.
The discount rate used for leases accounted for under ASC 842 is the Company’s collateralized credit adjusted borrowing rate.
The following table presents lease costs and other quantitative information (in thousands):
Year ended December 31, 2019
Lease cost:
Operating lease costs	$22,201
Short-term lease costs	2,274
Variable lease costs	3,965
Sublease rental income	(2,985)
Total lease costs	$25,455
Additional information:
Cash paid for amounts included in the measurement of lease liabilities for operating leases
Operating cash flows	$19,203
Right-of-use assets obtained in exchange for operating lease liabilities	$20,042
Weighted average remaining lease term – Operating leases	5.01 years
Weighted average discount rate – Operating leases	4.17%
Operating lease expense is included in office and general expenses in the Consolidated Statements of Operations and Comprehensive Income. The Company’s lease expense for leases with a term of 12 months or less is immaterial.
Rental expense for the year ended December 31, 2018 was $14.6 million, including $2.9 million of variable lease costs, offset by $1.8 million in sublease rental income.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
The following table presents minimum future rental payments under the Company’s leases, and a reconciliation to the corresponding lease liability as of December 31, 2019 (in thousands):
Maturity Analysis
2020	$20,599
2021	21,602
2022	16,630
2023	16,885
2024	9,524
2025 and thereafter	11,907
Total	97,147
Less: Present value discount	(12,196)
Operating lease liability	$84,951
Lessor
From time to time, the Company enters into sublease arrangements both with unrelated third parties and with our partner agencies. These leases are classified as operating leases and expire between 2020 through 2023. Sublease income is recognized over the lease term on a straight-line basis. Currently, the Company subleases office space in North America and Europe. The Company elected to apply the practical expedient to combine lease and non-lease components to the lessor contracts.
The following table presents minimum future rental payments due to be received under the Company’s leases where it is a lessor (in thousands):
Maturity Analysis
2020	$4,177
2021	4,191
2022	2,505
2023	54
$10,927

5.
Common Control Acquisition

On April 3, 2018, RepDef Holdings LLC, a wholly owned subsidiary of the Fund, purchased 100% of the issued and outstanding stock in ReputationDefender LLC, a Delaware limited liability company. The acquisition by RepDef Holdings LLC was treated as a business combination and accounted for using the acquisition accounting method. The total consideration included a promissory note to the seller of $4.0 million, payable in four equal installments, with the final payment due on April 3, 2020. As of December 31, 2019, and 2018, respectively, we had $1.0 million included in Other current liabilities on our Consolidated Balance Sheets, and as of December 31, 2018, we had $2.0 million included in Other noncurrent liabilities on our Consolidated Balance Sheet related to the remaining payments on the promissory note. Transaction costs incurred and expensed on the acquisition were immaterial.
On September 30, 2020, the Fund contributed 100% of the assets and liabilities of Reputation Defender for nominal consideration to a wholly owned subsidiary of the Company. In accordance with ASC 805: Business Combinations (“ASC 805”), the contribution is accounted for as a transaction among entities under common control due to the Fund controlling both the Company and Reputation Defender. As a result, the assets acquired and liabilities assumed are included in the Company’s consolidated financial statements

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
at the Stagwell Group’s carry-over basis in the Reputation Defender business which are presented in the table below, and are recorded in the Company’s consolidated financial statements as of the earliest date of the periods presented, or April 3, 2018, the date upon which the Fund acquired Reputation Defender.
The contribution of the Reputation Defender business is included in the results of our All Other reportable segment.
The following table presents the fair value of the assets acquired and liabilities assumed as of the date of the acquisition (in thousands):
April 3, 2018
Accounts receivable and other current assets	$1,546
Tradenames and trademarks	3,500
Customer relationships	5,600
Property, plant and equipment and other noncurrent assets	20
Advanced billings	(3,176)
Accounts payable and other current liabilities	(776)
Goodwill	830
Total net assets acquired	$7,544
The acquired finite-lived intangible assets of Reputation Defender consist of tradenames and trademarks and customer relationships, with useful lives of ten and three years, respectively.
6.
Acquisitions

We completed three and four business acquisitions during 2019 and 2018, respectively. For certain of these acquisitions the Fund completed the business acquisition and contributed the net assets to the Company. The results of each acquired business are included in our results of operations from the acquisition date.
2019 Acquisitions
On January 2, 2019, we acquired 100% of the issued and outstanding stock of Rhythm Interactive, Inc. (“Rhythm”), a corporation headquartered in Irvine, California, which develops web and mobile applications, as well as designs, develops and builds digital infrastructures. We are obligated to make yearly earn-out payments up to $1.2 million per year to the sellers through the year ending December 31, 2023 provided that Rhythm meets minimum financial targets. This arrangement was determined to represent post-acquisition compensation expense rather than purchase consideration related to the business combination since it is dependent upon the sellers remaining employed by the Company during the earnout period. Rhythm is included in our Code and Theory Brand, which is part of our Digital — Marketing reportable segment.
On April 8, 2019, we acquired 100% of the issued and outstanding stock of Multi-View Holdings, Inc., (“Multi-View”). Cash consideration for the acquisition was paid by the Fund and accounted for as a non-cash contribution for the purposes of the Consolidated Statement of Cash Flows. The Fund also contributed $18.0 million of debt to the Company that it incurred in relation to the Multi-View acquisition. Multi-View is a business-to-business marketing agency that leverages partnerships with trade associations across market verticals to deliver targeted programmatic display advertising and other digital advertising solutions, headquartered in Dallas, Texas. Multi-View is included in our Digital — Content reportable segment.
On December 8, 2019, we acquired 100% of the issued and outstanding stock of The Search Agency, Inc. (“TSA”). Cash consideration for the acquisition was paid by the Fund and accounted for as a non-cash contribution for the purposes of the Consolidated Statement of Cash Flows. TSA is a global brand performance marketing agency headquartered in Los Angeles, California, that offers multi- channel

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
marketing solutions. The Search Agency, Inc. is now operating under the ForwardPMX brand, which is included in our Digital — Marketing reportable segment.
The following table summarizes the purchase price as of the date of each acquisition (in thousands):
2019
Name	Purchase Price
Rhythm	$5,818
Multi-View	44,621
TSA	27,900
$78,339
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the date of each acquisition (in thousands):
	2019
	Rhythm	Multi-View	TSA	Total
Cash and cash equivalents	$453	$2,020	$1,268	$3,741
Accounts receivable and other current assets	869	6,648	5,251	12,768
Developed technology	—	3,379	—	3,379
Intangible assets	4,240	31,900	11,720	47,860
Property, plant and equipment and other noncurrent assets	28	1,426	582	2,036
Right-of-use assets – operating leases	—	10,562	1,816	12,378
Accounts payable and other current liabilities	(1,097)	(10,991)	(11,338)	(23,426)
Advance billings	—	(23,600)	—	(23,600)
Operating lease liabilities	—	(10,562)	(1,816)	(12,378)
Other noncurrent liabilities	—	(9,616)	—	(9,616)
Goodwill	1,325	43,455	20,417	65,197
Total net assets acquired	$5,818	$44,621	$27,900	$78,339
The following table reports the fair value of intangible assets acquired, including the corresponding weighted average amortization periods, as of the date of each acquisition (in thousands, except years):
	2019
	Weighted Average Amortization Period	Rhythm	Multi-View	TSA	Total
Customer	6 – 10 years	$3,400	$12,800	$11,500	$27,700
Noncompete arrangements	7 years	640	—	—	640
Association	18 years	—	11,500	—	11,500
Tradenames and trademarks	10 – 13 years	200	7,600	—	7,800
Other	3 years	—	—	220	220
Total		$4,240	$31,900	$11,720	$47,860

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
The following table summarizes the total revenue and net loss included in the Consolidated Statement of Operations and Comprehensive Income from the date of each acquisition (in thousands):
Year ended December 31, 2019
Revenue	$61,758
Net loss	(1,311)
Pro Forma Financial Information (Unaudited)
The unaudited pro forma information for the periods set forth below gives effect to the 2019 acquisitions as if they had occurred as of January 1, 2018. The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisitions been consummated as of that time (in thousands):
	Years ended December 31,
	2019	2018
Revenue	$684,207	$539,504
Net income	18,082	22,080
2018 Acquisitions
On September 26, 2018, we acquired 85.5% of the issued and outstanding stock of Volanti Media (Holdings) Ltd (“INK”), a travel media publishing and technology agency headquartered in London, United Kingdom, through a newly formed entity — Travel Content Ltd. (“TCL”). Total consideration also included the assumption of $18.4 million of debt. Fair value of noncontrolling interest at the date of the acquisition was valued at zero. As part of the transaction, former management of INK received equity instruments in TCL. Due to certain restrictive provisions embedded in these equity instruments, they are deemed to be a compensation arrangement and not part of consideration transferred in a business combination. These equity instruments vest upon a change in control event, as defined in the stock purchase agreement, and therefore no compensation expense was recorded in the Consolidated Statements of Operations and Comprehensive Income related to these awards.
The Company is obligated to repay the nominal value of equity instruments to their holders in case of their departure from the Company and a related liability in the amount of $5.2 million was recorded in Other current liabilities in the Consolidated Balance Sheets as of December 31, 2019 and 2018. INK is included in our Digital — Content reportable segment.
We acquired an additional 47.6% of common units through transactions on October 1, 2018 and November 6, 2018, of MMI Agency LLC (“MMI”), a media innovation agency headquartered in Houston, Texas. As a result of these transactions, we owned 77.4% of the issued and outstanding equity in MMI as of December 31, 2018. Cash consideration was paid by the Fund and accounted for as a non-cash transaction for the purposes of the Consolidated Statements of Cash Flows. We accounted for this transaction as a step acquisition. Our previous investment in MMI, which was accounted for as an equity method investment, and related call and put options, which had a fair value of $8.9 million as of the acquisition date, were remeasured to fair value and as a result a gain of $3.0 million was recorded in other (expense) income in the Consolidated Statements of Operations and Comprehensive Income. Consideration included a pre-acquisition loan of $1.8 million and the transaction was also financed with a $3.0 million promissory note held by the seller. MMI is included in our Digital — Marketing reportable segment.
On October 31, 2018, we acquired an additional 31% equity interest in Targeted Victory LLC (“Targeted Victory”), a full-service strategy and marketing agency headquartered in Arlington, Virginia. As a result of this transaction, we own 51% of the issued and outstanding equity in Targeted Victory as of December 31,

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
2018. We accounted for this transaction as a step acquisition in 2018. Our previous investment in Targeted Victory, which was accounted for as an equity method investment, and related call options were remeasured to fair value and as a result a gain of $6.8 million was recorded in other (expense) income in the Consolidated Statements of Operations and Comprehensive Income. Targeted Victory is included in our Communications, Public Affairs and Advocacy reportable segment.
On December 12, 2018, we acquired an additional 43.5% of common units of Stagwell Technologies Inc. (“StagTech”), a digital innovation agency headquartered in Toronto, Canada. As a result of this transaction, we own 56% of the issued and outstanding shares of StagTech. Cash consideration was paid by the Fund and accounted for as a non-cash transaction for the purposes of the Consolidated Statements of Cash Flows. We accounted for this transaction as a step acquisition. Our previous investment in StagTech, which was accounted for as an equity method investment, and related call options were remeasured to fair value and as a result, a gain of $0.8 million was recorded in other (expense) income in the Consolidated Statements of Operations and Comprehensive Income. StagTech is included in our Digital — Marketing reportable segment.
The following table summarizes the purchase price as of the date of each acquisition (in thousands):
	2018
Name	Cash paid	Fair value of previously held equity and options	Other consideration	Fair Value of NCI	Total
INK	$33,828	$—	$18,430	$—	$52,258
MMI	—	8,940	4,835	168	13,943
Targeted Victory	9,125	10,176	—	18,544	37,845
StagTech	12,000	4,468	—	12,800	29,268
	$54,953	$23,584	$23,265	$31,512	$133,314
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the date of each acquisition (in thousands):
	2018
	INK	MMI	Targeted Victory	StagTech	Total
Cash and cash equivalents	$5,885	$2,546	$6,395	$7	$14,833
Accounts receivable and other current assets	14,945	4,324	17,139	2,572	38,980
Developed technology	—	—	—	2,000	2,000
Intangible assets	28,525	3,900	13,900	—	46,325
Property, plant and equipment and other noncurrent assets	1,892	—	494	—	2,386
Accounts payable and other current liabilities	(32,045)	(7,709)	(15,770)	(1,138)	(56,662)
Deferred income tax liability, net	(5,045)	—	—	—	(5,045)
Goodwill	38,101	10,882	15,687	25,827	90,497
Total net assets acquired	$52,258	$13,943	$37,845	$29,268	$133,314

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
The following table reports the fair value of intangible assets acquired, and the corresponding weighted average amortization periods, as of the date of each acquisition (in thousands, except years):
	2018
	Weighted Average Amortization Period	INK	MMI	Targeted Victory	Total
Customer	8 – 10 years	$—	$800	$9,400	$10,200
Noncompete arrangements	5 years	—	500	—	500
Airline	4 years	11,568	—	—	11,568
Advertiser relationships	3 years	1,840	—	—	1,840
Tradenames and trademarks	10 – 20 years	15,117	2,600	4,500	22,217
Total		$28,525	$3,900	$13,900	$46,325
Various models were used in valuing intangible assets acquired for the years ended December 31, 2019, and 2018. Our models include several variables including, but not limited to, an estimate for the projected revenues and a discount rate applied to those estimated cash flows. The relief-from- royalty model also includes the estimates of the royalty rate that a market participant might assume. The determination of the discount rate was based on a cost of equity model, using a risk-free rate, adjusted by a stock beta-adjusted risk premium and a size premium.
Goodwill recognized was not deductible for income tax purposes for the years ended December 31, 2019 and 2018 and is due to the sizable skilled workforces acquired and considerable buyer-specific synergies expected as a result of the acquisitions.
We incurred $2.8 million and $0.6 million in transaction costs for the years ended December 31, 2019 and 2018, respectively, which are included in office and general expenses in our Consolidated Statements of Operations and Comprehensive Income.
The following table summarizes the total revenue and net loss included in the Consolidated Statement of Operations and Comprehensive Income from the date of each acquisition (in thousands):
Year ended December 31, 2018
Revenue	$35,830
Net loss	(2,510)
Pro Forma Financial Information (Unaudited)
The unaudited pro forma information for the periods set forth below gives effect to the 2018 acquisitions as if they had occurred as of January 1, 2018. The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisitions been consummated as of that time (in thousands):
Year ended December 31, 2018
Revenue	$550,787
Net income	33,687

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
7.
Accounts Receivable, Net

Accounts receivable, net consisted of the following (in thousands):
	December 31, 2019	December 31, 2018
Trade receivables	$168,039	$120,957
Unbilled receivables	30,976	23,490
Related party receivables	273	3,647
Total accounts receivable	199,288	148,094
Less: Allowance for doubtful accounts	(2,777)	(2,417)
Total accounts receivable, net	$196,511	$145,677
The provision for bad debts recognized was $1.0 million and $0.3 million for the years ended December 31, 2019 and 2018, respectively, and is included in office and general expenses in our Consolidated Statements of Operations and Comprehensive Income.
8.
Investments

Investments consisted of the following (in thousands):
	December 31, 2019	December 31, 2018
Finn Partners
Preferred shares	$16,589	$14,427
Call option	505	505
Wolfgang
Equity interest	1,805	1,963
Call option	—	23
Other equity interest	—	350
Total investments	$18,899	$17,268
Equity interest is primarily comprised of a 20% interest in Wolfgang LLC (“Wolfgang”), where the Company concluded it has significant influence. This investment is accounted for as an equity method investment.
Preferred shares investment is comprised of the Company’s interest in Series B preferred shares of Finn Partners. These preferred shares have a cost basis of $10.0 million and accrue non-cash dividends at a simple rate of 6% annually on a cost basis. They are redeemable to cash in the amount of cost-plus accrued interest any time after February 28, 2021 or upon a liquidation event. These preferred shares also may be converted to common shares of Finn Partners at any time until February 28, 2021 using a conversion ratio of 1% per $1.0 million of preferred shares held including accrued dividends. The conversion feature was not bifurcated and is clearly and closely related to the host instrument, preferred shares. Management determined that these preferred shares are a debt-like financial instrument and should be accounted for as available-for-sale securities at their fair market value at each reporting period.
Call options represent the Company’s right to purchase additional equity interests in Wolfgang and Finn Partners during a certain pre-determined time horizon. Management accounts for them at fair value at each reporting date.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
9.
Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):
	December 31, 2019	December 31, 2018
Leasehold improvements	$20,361	$15,880
Capitalized software	12,507	2,987
Furniture and fixtures	3,805	2,382
Computer equipment and software	15,426	10,227
Total cost	52,099	31,476
Less: Accumulated depreciation	(19,528)	(8,487)
Total property and equipment, net	$32,571	$22,989
Depreciation expense, which is included in Depreciation and amortization expense on the Consolidated Statements of Operations and Comprehensive Income, totaled $7.4 million and $4.4 million for the years ended December 31, 2019 and 2018, respectively.
10.
Intangible Assets, Net

Intangible assets, net consisted of the following (in thousands):
	December 31, 2019
	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	10	$114,070	$(32,117)	$81,953
Tradenames and trademarks	16	114,663	(21,961)	92,702
Advertiser relationships	3	1,837	(765)	1,072
Airline relationships	4	11,544	(3,607)	7,937
Association relationships	18	11,500	(467)	11,033
Noncompete arrangements	4	3,952	(2,505)	1,447
Other	3	1,745	(1,322)	423
Total		$259,311	$(62,744)	$196,567
	December 31, 2018
	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	10	$99,813	$(21,378)	$78,435
Tradenames and trademarks	16	91,912	(10,391)	81,521
Advertiser relationships	3	2,094	(164)	1,930
Airline relationships	4	10,964	(669)	10,295
Noncompete arrangements	4	2,746	(1,403)	1,343
Other	8	1,702	(654)	1,048
Total		$209,231	$(34,659)	$174,572

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
The Company recognized amortization of $28.3 million and $17.4 million for the years ended December 31, 2019 and 2018, respectively, which is included in Depreciation and amortization expense in the Consolidated Statements of Operations and Comprehensive Income. There were no impairment losses related to intangible assets for the years ended December 31, 2019 and 2018.
The table below reflects our estimate of future amortization of these intangible assets as of December 31, 2019 (in thousands):
Amortization
2020	$28,631
2021	27,114
2022	24,788
2023	20,429
2024	17,301
2025 and thereafter	78,304
Total	$196,567

11.
Accruals and other liabilities

Accruals and other liabilities consisted of the following (in thousands):
	December 31, 2019	December 31, 2018
Accrued expenses	$34,137	$28,891
Accrued salaries and related expenses	26,465	21,217
Other current liabilities	7,911	11,364
Total accruals and other liabilities	$68,513	$61,472

12.
Guarantees, Commitments and Contingencies

Guarantees
In the ordinary course of business, the Company may enter into long-term, non-cancellable contracts with partner associations that include revenue or profit sharing guarantees related to the provision of our services. These contracts may also include provisions that require the partner associations to meet certain performance targets prior to any obligation to the Company. We account for guarantees in accordance with ASC 460, Guarantees.
The table below provides the estimated future minimum obligations under non-cancellable agreements as of December 31, 2019 (in thousands):
Maturity Analysis
2020	$13,528
2021	15,659
2022	15,326
2023	12,667
2024	8,967
$66,147

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
Legal Proceedings
Currently, and from time to time, the Company and its businesses are involved in litigation incidental to the conduct of its business. We are currently neither party to any lawsuit nor proceeding that, in our opinion, is likely to have a material adverse effect on our financial position, results of operations, or cash flows.
Deferred Acquisition Consideration
SKDKnickerbocker LLC (“SKDK”)
On September 22, 2015, SKDK entered into an Asset Purchase Agreement (the “Agreement”). Pursuant to the Agreement, SKDK sellers are entitled to a contingent payment based on achievement of certain financial performance, which is payable between May 2018 and May 2020, and is also dependent upon the seller’s continued employment during the earn-out period, which ends April 1, 2020. As such, we determined this contingent payment should be treated as compensation. The deferred acquisition consideration excludes a payment of $5.0 million that is considered contingent consideration.
In addition to the purchase price, there is a provision in the Agreement for a special bonus, which is payable upon meeting certain financial milestones. The total amount of special bonus pool available to be paid out is $7.5 million. The impact of this special bonus pool on the deferred acquisition consideration was a $1.3 million and $0.5 million increase for the years ended December 31, 2019 and 2018, respectively.
The following table summarizes the liability and expense recognized related to SKDK’s deferred acquisition consideration (in thousands):
	2019	2018
Balance as of January 1,	$48,885	$27,376
Expense	15,460	31,509
Payment of advance earn-out	—	(10,000)
Balance as of December 31,	$64,345	$48,885
The Company recorded this liability as deferred acquisition consideration in the Consolidated Balance Sheets as of December 31, 2019 and 2018, respectively, and a corresponding expense in office and general expenses within the Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2019 and 2018, respectively. Expense was recorded using a systematic method which matches the formulas of the specific earnout periods of the Agreement. The maximum deferred acquisition consideration liability to the Company is $64.3 million.
Scout Marketing LLC (“Scout”)
On April 19, 2017, as part of its acquisition, Scout agreed to a deferred acquisition consideration arrangement with the former principals of the Seller to be paid in three installments within 150 days of December 31, 2018, 2020 and 2021, respectively. This compensation arrangement is contingent on the principals’ continued employment with Scout and adherence to noncompete arrangements through each respective distribution date. The amounts to be distributed are stipulated in the purchase agreement and are based upon certain financial performance measures of Scout from the period January 1, 2017 through December 31, 2021.
The Company determines the amount of deferred acquisition consideration expense and the related deferred acquisition consideration liability on a systematic method which matches the formulas of the specific earnout periods of the original Scout purchase agreement. As of and for the years ended December 31, 2019 and 2018, the financial performance measures of Scout were determined not to be met, and accordingly we recorded no deferred acquisition consideration liability on the Consolidated Balance Sheets and no related compensation expense in the Consolidated Statements of Operations and Comprehensive Income, related to the Scout arrangement. The maximum deferred acquisition consideration to be expensed is $38.4 million.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
MediaCurrent Interactive Solutions LLC (“MediaCurrent”)
The Company incurred an obligation to make contingent earn-out payments to the former shareholders of MediaCurrent Interactive Solutions LLC, a wholly-owned subsidiary of Code and Theory LLC, based upon the achievement of certain metrics as defined by the terms of the acquisition agreement, earned through the fiscal year ended December 31, 2019. This arrangement was determined to represent post-acquisition compensation expense rather than purchase consideration related to the business combination. The Company recorded this liability of $0.5 million and $0.8 million as deferred acquisition consideration in the Consolidated Balance Sheets as of December 31, 2019 and 2018, respectively.
Rhythm
On January 2, 2019, as part of the acquisition, the Company entered into a deferred acquisition consideration arrangement with the former owners of Rhythm based upon continued employment with Rhythm and the achievement of certain minimum financial targets in 2019, 2020, 2021, 2022 and 2023. Our maximum exposure related to the deferred acquisition consideration is $1.2 million on an annual basis. The payment for a respective year, if the conditions are determined to be achieved, is due no later than 195 days after the end of the respective fiscal period. This arrangement was determined to represent post-acquisition compensation expense rather than purchase consideration related to the business combination. As of and for the year ended December 31, 2019, we determined the minimum financial targets to not be met, and accordingly recorded no deferred acquisition consideration liability on the Consolidated Balance Sheet and no related compensation expense in the Consolidated Statement of Operations and Comprehensive Income, related to the Rhythm arrangement.
13.
Long-Term Debt

Stagwell Marketing Group Credit Agreement with JPMorgan Chase
On November 18, 2019, the Company entered into a new debt agreement (“New JPM Syndicated Facility”) with a syndicate of banks led by JPMorgan Chase Bank, N.A (“JPM”). The New JPM Syndicated Facility consists of a five-year revolving credit facility of $265.0 million (“New JPM Revolver”) with the right to be increased by an additional $150.0 million provided additional commitments are obtained. The New JPM Revolver offers the Company the ability to draw borrowings denoted in British Pound Sterling. As of December 31, 2019, we had $30.0 million in borrowings that were held by our foreign subsidiaries in the United Kingdom. A portion of the New JPM Revolver in an amount not to exceed $10.0 million is available for the issuance of standby letters of credit, of which $5.5 million are outstanding as of December 31, 2019. The purpose of the borrowings was to refinance the $141.1 million of existing indebtedness to Bank of America (“BoA”), JPM, Barclays Bank PLC (“Barclays”), and M&T Bank (“M&T”) that was previously held by certain subsidiaries of the Company (“Previous Credit Agreements”). The Previous Credit Agreements have been paid in full and were accounted for as a debt modification except for one of the banks in the Previous Credit Agreements syndicate, which was accounted for as a debt extinguishment. As a result, the deferred financing costs related to the Previous Credit Agreements with the exception of amounts attributable to the debt that was extinguished, in addition to incremental costs of $1.4 million, will be amortized over the term of the New JPM Syndicated facility. Repayments of principal and interest related to the debt extinguishment have been classified within financing and operating activities, respectively, on the Consolidated Statements of Cash Flows. There was no gain or loss recorded as a result of the transaction. Subsequent to November 18, 2019, the Company drew an additional $17.0 million and the outstanding balance as of December 31, 2019 was $159.5 million.
Rates are set at either LIBOR for a period equal to 1 month, 3 month or 6 month terms at the direction of the Company plus the Applicable Rate as defined in the agreement or the Alternate Base Rate
(“ABR”) plus the Applicable Rate. The ABR is the greatest of (a) the prime rate of interest announced from time to time by JPM or its parent, (b) the federal funds effective rate plus 0.5% and (c) the Adjusted LIBOR rate (subject to a 1% interest floor) for a one-month period plus 1.0%. We have also entered into an

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
interest rate swap maturing April 2022 with BoA to convert $18.3 million of our variable rate debt as of December 31, 2019 to a fixed rate of 2.6%. The fair value of the swap was $(0.4) million and is included in Accruals and other liabilities on our Consolidated Balance Sheet as of December 31, 2019. The obligations under the New JPM Syndicated Facility are senior in priority to all other obligations of the Company and are collateralized by substantially all its assets, including but not limited to, its subsidiaries.
Voluntary prepayments are permitted in whole or in part with prior written notice, but without premium or penalty. The facility matures on November 18, 2024. There are no required payments for the facility until its maturity. Additionally, we must meet certain financial and nonfinancial covenants on an ongoing basis. The financial covenant we need to satisfy is a total leverage ratio, which may not (calculated without giving effect to earn-out payments) be greater than 4.25 to 1.0. The ratio is calculated quarterly on a trailing 12-month basis. The nonfinancial covenants include providing audited financial statements to the bank within 120 days from year-end (180 days from year-end for the year ending December 31, 2019). As of December 31, 2019, we are in compliance with all covenants contained in the New JPM Syndicated Facility, and we expect to be in compliance for the following twelve-month period.
Previous Credit Agreements
Stagwell Market Research Holdings Credit Agreement with BoA
On April 19, 2017 (“BoA Effective Date”), a subsidiary of the Company entered into a credit agreement (“BoA Credit Agreement”) with BoA that consisted of (a) a revolving facility for (i) a line of credit up to $5.0 million, (ii) a standby letter of credit up to $2.0 million and (b) a term loan facility of $45.0 million (“BoA Term Loan”) with a maturity date of April 19, 2022. The weighted average interest rate under the BoA Credit Agreement was 4.78% for the year ended December 31, 2018.
On June 30, 2017 the BoA Credit Agreement was amended to include an additional $5.0 million of the BoA Term Loan used to partially fund the NRG United business combination. The amendment also increased the letter of credit capacity to $2.5 million.
We fully paid off the outstanding balance under the BoA Term Loan as of December 31, 2019, which was funded by our New JPM Syndicated Facility discussed above.
Stagwell PM Credit Agreement with JPM
On February 5, 2018, certain subsidiaries of the Company entered into a debt agreement (“JPM Syndicated Facility”) with a syndicate of banks led by JPM. The JPM Syndicated Facility consists of (i) a five-year term facility of $40.0 million and (ii) a five-year revolving credit facility of $45.0 million. The purpose of the borrowings was to refinance existing indebtedness and fund closing cash distributions to the Fund, which was accounted for as a debt extinguishment. As a result, all of the deferred financing costs related to the refinanced debt were expensed in the Consolidated Statements of Operations and Comprehensive Income and recorded within Interest expense, net. Repayment of principal and interest related to the debt extinguishment have been classified within financing and operating activities, respectively, on the Consolidated Statements of Cash Flows. Additionally, the JPM Syndicated Facility was used to finance the working capital needs for the subsidiaries and their general corporate purposes in the ordinary course of business. In addition, the proceeds from the JPM Syndicated Facility were utilized to settle an existing $4.5 million loan between the subsidiaries and the Fund. The weighted average interest rate under the JPM Syndicated Facility was 5.17% for the year ended December 31, 2018.
We fully paid off the outstanding balance under our previous JPM Syndicated Facility as of December 31, 2019, which was funded by our New JPM Syndicated Facility discussed above.
Stagwell UK Holding Ltd Credit Agreement with Barclays
On June 19, 2018, a subsidiary of the Company entered into a credit agreement (“Original Barclays Facility”) with Barclays. The Original Barclays Facility was denominated in British pounds and consisted of

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
(i) a five-year term facility of £12 million ($15.8 million) and (ii) five-year revolving credit facility of £2 million ($2.6 million). The purpose of the borrowings was to recapitalize SUKH’s full equity investment in Forward 3D Ltd.
On September 25, 2018, the subsidiary entered into another credit agreement (“Primary Barclays Facility”, collectively with the Original Barclays Facility, the “Barclays Facilities”) with Barclays. The Primary Barclays Facility was also denominated in British pounds and consisted of (i) a five-year term facility of £26 million ($34.2 million), and (ii) five-year revolving credit facility of £3.5 million ($4.6 million). U.S. Dollar equivalents have been converted using exchange rates in effect at the time of the transaction. The purpose of the borrowings was to settle the Original Barclays Facility, partially to fund the INK acquisition, as disclosed in Note 6 — Acquisitions, and the residual for general corporate purposes in the ordinary course of business. The weighted average interest rate under the Barclays Facilities was 3.91% for the year ended December 31, 2018.
The U.S. Dollar equivalents have been converted using exchange rates in effect at the time of each transaction, and at the end of each reporting period for which we have outstanding indebtedness on the Barclays Facilities.
We fully paid off the outstanding balance under the Primary Barclays Facility as of December 31, 2019, which was funded by our New JPM Syndicated Facility discussed above.
Stagwell B2B Credit Agreement with M&T
On April 8, 2019, a subsidiary of the Company entered into a $25 million credit arrangement (“B2B Credit Agreement”) with M&T consisting of a term loan of $13.5 million and an $11.5 million revolving credit facility to fund the acquisition of Multi-View and support its working capital requirements.
The following table represents our outstanding debt balances (in thousands):
	December 31, 2019	December 31, 2018
Revolver	$159,916	$—
Term Debt
JPM	—	32,000
BoA	—	42,500
Barclays	—	32,819
Other	1,988	3,313
Total term debt	1,988	110,632
Line of credit	—	30,554
Total revolver, term debt and line of credit	161,904	141,186
Debt issuance costs	(2,450)	(1,469)
Total revolver, term debt and line of credit, net	159,454	139,717
Less: Current maturities of long-term debt	(994)	(19,410)
Long-term debt, net	$158,460	$120,307
Other debt primarily represents seller financing pertaining to the acquisition of MMI (Refer to Note 6 — Acquisitions). Total interest expense related to the New JPM Credit Facility, the Previous Credit Agreements and the B2B Credit Agreement was $8.9 million and $4.3 million for the years ended December 31, 2019 and 2018, respectively. For the year ended December 31, 2019, the weighted average interest rate on the New JPM Credit Facility, the Previous Credit Agreements and the B2B Credit Agreement was 5.76%.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
Amortized debt issuance costs of $0.7 million and $1.0 million for the year ended December 31, 2019 and December 31, 2018, respectively, and is included in Interest expense, net on our Consolidated Statements of Operations and Comprehensive Income.
14.
Noncontrolling Interest and Redeemable Noncontrolling Interest

Noncontrolling Interest
The noncontrolling interests (“NCI”) in certain subsidiaries of the Company are summarized in the following table (in thousands):
	December 31, 2019		December 31, 2018
	NCI Percentage Ownership	NCI Equity Value	NCI Percentage Ownership	NCI Equity Value
Code and Theory	8.5%	$2,676	8.5%	$2,430
PMX Agency	0.0%	—	18.3%	6,352
MMI	0.0%	—	12.5%	140
StagTech	44.0%	12,857	44.0%	12,683
Emerald Research Group*	20.0%	(64)	0.0%	—
Wye Communications	35.0%	469	35.0%	317
Targeted Victory	40.0%	13,213	49.0%	16,128
Observatory	27.6%	2,426	21.2%	1,990
Total		$31,577		$40,040

*
subsidiary of Harris Insights and Analytics. The value as of December 31, 2019 includes the noncontrolling interest’s proportionate share of losses for the year ended December 31, 2019.

During 2019, we acquired the two noncontrolling interest holder’s interests in PMX Agency LLC for a total of $12.2 million, including one of the noncontrolling interest holder’s forfeiting his units in MMI to the Company. Cash consideration for the equity interest purchase was paid by the Fund and accounted for as a non-cash transaction for the purposes of the Consolidated Statements of Cash Flows. In addition, Observatory issued additional interests to its noncontrolling interest holders that resulted in a dilution of the Company’s holdings in the Observatory entity.
On December 2, 2019, we acquired an additional 9.0% of common units of Targeted Victory for $3.4 million. Cash consideration for the equity interest purchase was paid by the Fund and accounted for as a non-cash transaction for the purposes of the Consolidated Statements of Cash Flows. As a result of this transaction, the noncontrolling interest holders were diluted to 40% of the issued and outstanding equity in Targeted Victory.
Redeemable Noncontrolling Interest
The Company’s redeemable noncontrolling interests relates to its shareholding in Volanti Media (Holdings) Ltd (“INK”), through its consolidated subsidiary, Travel Content Ltd. (“TCL”), and in Code and Theory, LLC (“Code and Theory”), through its consolidated subsidiary, Stagwell Performance Marketing & Digital Transformation, LLC (“Stagwell Digital”).
INK
The noncontrolling shareholders’ ability to redeem their shares is subject to the occurrence of certain events and the satisfaction of certain conditions, specifically employment termination conditions and the related

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
notices. As of December 31, 2019 and 2018, the Company determined the redemption option available to the noncontrolling shareholders were not currently redeemable, and in accordance with ASC 480, Distinguishing Liabilities from Equity were not adjusted to its estimated redemption value.
Code and Theory
Code and Theory has one noncontrolling shareholder that owns a put option, which if exercised would require the Company to redeem their shares, after customary closing conditions as outlined in the shareholders agreement. There are no limitations or restrictions on the noncontrolling shareholder’s ability to exercise the put option. In accordance with ASC 480, Distinguishing Liabilities from Equity, the put option is considered currently redeemable, and is measured at the greater of its estimated redemption value and accumulated profits and losses allocated to the noncontrolling interest in accordance with ASC 810, Consolidation.
The following table presents the changes in redeemable noncontrolling interests (in thousands):
	2019	2018
Balance as of January 1	$1,947	$1,794
Net income attributable to redeemable noncontrolling interests	1,263	153
Changes in redemption value	392	—
Balance as of December 31	$3,602	$1,947

15.
Fair Value Measurements

The Company evaluates the fair value of certain assets and liabilities using the fair value hierarchy. Fair value is an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. In determining the fair value, we use valuation techniques that require us to maximize the use of observable inputs and minimize the use of unobservable inputs. As a basis for considering such assumptions, we apply the three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1
Observable inputs such as quoted prices in active markets;

Level 2
Inputs other than quoted prices in active markets that are observable either directly or indirectly;

Level 3
Unobservable inputs of which there is little or no market data, which require the Company to develop its own assumptions.

Financial Instruments Measured at Fair Value on a Recurring Basis
The following table presents information about our financial instruments measured at fair value on a recurring basis, and indicates the fair value hierarchy of each instrument:
	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Call options	$—	$—	$505	$505
Preferred Shares	—	—	16,589	16,589
Liabilities
Interest rate swaps	—	—	400	400

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
	December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets
Call options	$—	$—	$528	$528
Preferred Shares	—	—	14,427	14,427
The Company holds call options to acquire certain additional amounts of equity interest of its subsidiaries. These options are considered to be Level 3 fair value measurements since they utilize unobservable inputs for which there is little or no market data and which require the Company to develop its own assumptions. Management determines fair value of options utilizing a Black Scholes model. Key assumptions include the fair value of the underlying equity instruments, term of the options and equity volatility estimates.
The summary of fair value changes of outstanding options held by the Company are presented below (in thousands):
	2019	2018
Balance as of January 1	$528	$7,563
Change in fair market value	(23)	5,797
Exercise and cancellation of options in connection with step acquisitions	—	(11,562)
Options recorded as part of noncontrolling interest	—	(1,838)
Purchase of new options	—	568
Balance as of December 31	$505	$528
The Company owns preferred shares in Finn Partners. These shares were determined by management to be available-for-sale investments and are recorded at fair value at each reporting period. These preferred shares are considered to be Level 3 fair value measurements since they utilize unobservable inputs for which there is little or no market data and which require the Company to develop its own assumptions. Management determines fair value of preferred shares utilizing an option pricing model. Key assumptions include enterprise value and future growth rates of Finn Partners.
The summary of fair value changes of the preferred shares held by the Company are presented below (in thousands):
	2019	2018
Balance as of January 1	$14,427	$7,541
Interest earned on investment	600	338
Purchase of additional preferred shares	—	5,000
Change in fair market value	1,562	1,548
Balance as of December 31	$16,589	$14,427
Due to the short-term nature, the carrying values of cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable and accruals and other liabilities approximate fair value.
Financial Liabilities that are Measured at Fair Value on a Nonrecurring Basis
The carrying amount of our long-term debt closely approximates its fair value as of December 31, 2019 due to its variable interest rates. The fair value is based on quoted market prices in markets that are not active and is classified as Level 2 within the fair value hierarchy.
Non-financial Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis
Certain non-financial assets and liabilities are recorded at fair value on a nonrecurring basis and accordingly are not measured and adjusted to fair value on an ongoing basis but are subject to periodic evaluations for

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
potential impairment. These assets and liabilities include goodwill, intangible assets, property and equipment, other noncurrent assets and other noncurrent liabilities (Level 3 fair value assessments) and right-of-use lease assets (a Level 2 fair value assessment). As of December 31, 2019, and 2018, the Company has not recognized an impairment on these non-financial assets and liabilities.
16.
Employee Benefit Plans

Defined Contribution Plan
The Company’s US based businesses maintain 401(k) plans (collectively, the “401(k)”), which provide for tax-deferred contributions of employees’ salaries. Each eligible employee may elect to contribute up to the maximum amount allowed by the Code of the employee’s annual compensation to 401(k). We may match a percentage of employee contributions to 401(k). The total matching contributions funded to the 401(k) were $2.5 million and $1.3 million for the years ended December 31, 2019 and 2018, respectively, and were recorded as part of cost of services sold or office and general expenses in the Consolidated Statements of Operations and Comprehensive Income.
Our UK based businesses operate a defined contribution plan that complies with the local laws in that country. The plan provides a tax deferred contribution to the employees’ salaries, limited to a maximum annual amount established by the relevant government body of the specific country. Our businesses provide for a matching contribution that meets the minimum percent requirement. The total matching contributions made by our UK businesses totaled $1.0 million and $0.5 million for the years ended December 31, 2019 and 2018, respectively, and were recorded as part of cost of services sold or office and general expenses in the Consolidated Statements of Operations and Comprehensive Income.
Long-Term Equity Incentive Plan
The Company established the Long-Term Equity Incentive Plan (the “Equity Plan”) as a means for providing long term incentives for certain key officers and members of Brand management. These individuals are eligible to earn nonvoting equity interests in their respective companies. The Equity Plan provides the Brands key officers and members of management with an opportunity to participate in the distribution of the future profits of the Company by granting profit interest units and other incentive awards. The vesting of the awards is typically conditioned, amongst other things, upon occurrence of an Initial Public Offering (“IPO”) or other qualified liquidity events (“change in control events”). As of December 31, 2019, the Company determined that it is not probable that the change in control events will occur and, as such, compensation expenses related to these awards were not recognized in the financial statements as of and for the years ended December 31, 2019 and 2018.
17.
Income Taxes

The Company’s Income before taxes and equity in (losses) earnings of unconsolidated affiliates, and Provision for income taxes consisted of the following (in thousands):
	Years ended December 31,
	2019	2018
Income before taxes and equity in (losses) earnings of unconsolidated affiliates
United States	$23,215	$26,189
Foreign	7,677	(5,190)
Income before taxes and equity in (losses) earnings of unconsolidated affiliates	$30,892	$20,999
Current tax expense
Federal	$3,300	$2,840
State	2,202	1,403

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
	Years ended December 31,
	2019	2018
Foreign & other	5,062	1,709
Total current income tax expense	10,564	5,952
Deferred tax benefit
Federal	1,279	(270)
State	351	(75)
Foreign	(2,190)	(1,113)
Total deferred tax benefit	(560)	(1,458)
Total provision for income taxes	$10,004	$4,494

Deferred tax assets and liabilities result from differences between assets and liabilities measured for financial reporting purposes and those measured for income tax return purposes.
The table below summarizes the significant components of deferred tax assets and liabilities (in thousands):
	December 31, 2019	December 31, 2018
Deferred tax assets
Net operating loss	$7,223	$4,573
Tax credits	800	—
Deductible start-up costs	752	831
Accruals and other liabilities	322	252
Allowance for doubtful accounts	162	136
Right-of-use asset – operating leases	4,634	—
Other, net	420	—
Less: Valuation allowance	(2,945)	(3,551)
Total deferred tax assets	11,368	2,241
Deferred tax liabilities
Intangible assets, net	24,595	14,918
Property and equipment, net	396	201
Deferred costs, net	902	—
Advance billings, net	387	—
State taxes, net	262	—
Accrual to cash difference	1,466	—
Operating lease liability	4,634	—
Other, net	134	47
Total deferred tax liabilities	32,776	15,166
Total deferred tax liabilities, net	$21,408	$12,925
As of December 31, 2019, we had $16.6 million of net operating losses (“NOL”) related to federal and state income taxes at StagTech. The NOL’s generated prior to December 12, 2018 are subject to IRC Section 382 limitations and any future ownership changes may cause the Company’s existing tax attributes to have additional limitations. The NOL carryforward will begin to expire in 2032. Based on the assessment of

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
recoverability of deferred tax assets and expected future taxable profits for StagTech, a valuation allowance of $2.8 million has been provided against deferred tax assets as of December 31, 2019 and 2018.
As of December 31, 2019, we had $10.6 million of NOL’s at TSA that consists of $10.8 million that was acquired in the TSA transaction, which are subject to IRC Section 382 limitations. A valuation allowance of $0.1 million has been provided against capital losses incurred at The Search Agency that are not “more likely than not” to be realized. The NOL carryforward will begin to expire in 2029.
A reconciliation of income tax expense using the U.S. federal income tax rate compared with actual income tax expense is as follows (in thousands):
	Years ended December 31,
	2019	2018
Income before taxes and equity in (losses) earnings of unconsolidated affiliates	$30,892	$20,999
Theoretical tax of 21%	6,487	4,410
Impact of flowthrough entity structure	(2,608)	(1,903)
Foreign, net	1,256	679
Restructuring	2,764	—
State taxes, net	2,043	1,328
Other	62	(20)
Total provision for income taxes	$10,004	$4,494
The Company is a limited liability company classified as a disregarded entity for U.S. federal income tax purposes, and as such is not subject to taxes from a U.S. federal income tax perspective. The theoretical tax rate of 21% has been used to capture the U.S. federal taxes of the corporations owned by the Company and recorded in the Consolidated Statements of Operations and Comprehensive Income.
The significant drivers of the effective tax rate relate to the segmentation of income between the portion subject to entity level tax and the portion of income reported directly by the Member, as well as the restructuring of the Forward PMX group.
There were no uncertain tax positions taken by us as of December 31, 2019 and 2018 that are not more likely than not to be sustained upon examination. Years ended December 31, 2015 and later remain subject to examination by U.S. federal authorities and various state and foreign authorities. There are currently no audits in progress.
18.
Segment Information

The Company determines an operating segment if a component (i) engages in business activities from which it earns revenues and incurs expenses, (ii) has discrete financial information, and is (iii) regularly reviewed by the Chief Operating Decision Maker (“CODM”) to make decisions regarding resource allocation for the segment and assess its performance. After performing this analysis, the Company determined that each of its Brands are an operating segment.
Once its operating segments were identified, the Company performed an analysis to determine if aggregation of operating segments is applicable under ASC 280, Segment Reporting. This determination is based on a quantitative analysis of historic and projected long-term results of operations for each operating segment, together with a qualitative assessment to determine if operating segments have similar economic and operating characteristics.
The CODM uses Adjusted EBITDA (defined below) as a key metric, to evaluate the operating and financial performance, identify trends, develop projections and make strategic business decisions for each of the reportable segments.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
Adjusted EBITDA is defined as Net income before taxes and equity in (losses) earnings of unconsolidated affiliates, plus depreciation and amortization, interest expense, deferred acquisition consideration adjustments, and other items, net. Other items, net includes items such as acquisition- related expenses, other non-recurring items and other restructuring costs.
The six reportable segments that resulted from applying the aggregation criteria are discussed below. We also report results, as further detailed below, for the “Corporate” group.
•
Digital — Marketing: includes Brands that support the delivery of content, commerce, service and sales using online channels. These Brands create websites, back-end systems and other digital environments allowing consumers to engage with Brands using search engine optimization, bots, search engine marketing, influencer & affiliate marketing, email marketing, customer relationship management and programmatic advertising. Brands include Code and Theory, Forward PMX Group, MMI Agency and Stagwell Technologies;

•
Digital — Content: includes Brands that create online and offline content supported by ad sales to help clients target niche B2B audience and general consumers. Brands include Multi-View, INK and Observatory;

•
Research — Technology: includes a single Brand, National Research Group, which conducts qualitative and quantitative research among consumers on behalf of theatrical, television, streaming content creators, gaming companies and technology companies to attract and engage consumers;

•
Research — Corporate: includes Brands that conducts qualitative and quantitative research among consumers and B2B audiences to help companies understand their purchase intent habits and trends to aid in marketing decisions and product development, views of brand and corporate reputation and the use of research for public release. Brands include Harris Insights and Analytics and HarrisX;

•
Communications, Public Affairs and Advocacy: includes Brands that provides strategic communications through traditional media relations, social media and in-person engagements, as well as utilizing digital channels to mobilize and raise funds from supporters and constituents to support political candidates and issue organizations in the public arena. Brands include SKDK, Targeted Victory and Wye Communications;

•
All Other: includes Brands that create, produce, and promote advertising through traditional and digital channels, provides public relations, online reputation and digital privacy solutions for individuals and businesses. Brands include Scout, Reputation Defender and Collect, Understand and Engage (“CUE”); and

•
Corporate: Corporate includes expenses incurred by our corporate function. These costs primarily consist of office and general expenses, salaries and related employee-related expenses that are not fully allocated to the operating segments. These costs include salaries, long-term incentives, bonuses and other miscellaneous benefits for corporate office employees, corporate office expenses, professional fees related to financial statement audits and legal, information technology and other consulting services that are engaged through our corporate office, and depreciation incurred on our corporate office.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
The tables below provide summarized financial information for each of our reportable segments
(in thousands):
	Years ended December 31,
	2019	2018
Total Revenue:
Digital – Marketing	$208,343	$168,859
Digital – Content	157,546	34,221
Research – Technology	58,353	56,187
Research – Corporate	51,968	52,388
Communications, Public Affairs & Advocacy	112,388	79,397
All Other	40,068	35,380
Total Revenue	$628,666	$426,432
Adjusted EBITDA:
Digital – Marketing	$36,511	$24,550
Digital – Content	22,475	3,623
Research – Technology	14,553	13,950
Research – Corporate	8,739	7,379
Communications, Public Affairs & Advocacy	18,213	20,540
All Other	88	3,827
Corporate	(1,736)	(3,421)
Total Adjusted EBITDA	$98,843	$70,448
Reconciliation to Income before taxes and equity in (losses) earnings of unconsolidated affiliates:
Depreciation and amortization	(35,729)	(21,775)
Interest expense, net	(8,659)	(6,406)
Other (expense) income, net	(1,144)	11,443
Deferred acquisition consideration adjustments	(15,652)	(28,327)
Other items, net	(6,767)	(4,384)
Income before taxes and equity in (losses) earnings of unconsolidated affiliates	$30,892	$20,999
Depreciation and amortization:
Digital – Marketing	$11,786	$5,456
Digital – Content	11,570	3,792
Research – Technology	1,815	1,765
Research – Corporate	2,320	2,243
Communications, Public Affairs & Advocacy	4,148	3,034
All Other	3,015	2,490
Corporate	1,075	2,995
Total Depreciation and amortization	$35,729	$21,775

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
The table below provides a summary of our long-lived assets, comprising of fixed assets, goodwill and intangibles assets, and right-of-use assets — operating leases, net of applicable accumulated depreciation and amortization, by geographic region (in thousands):
	December 31, 2019	December 31, 2018
Property and equipment, net
United States	$29,277	$20,515
United Kingdom	3,294	2,474
Total	$32,571	$22,989
Goodwill and Intangible assets, net
United States	$405,765	$310,292
United Kingdom	115,987	121,603
Total	$521,752	$431,895
Right-of-use assets – operating leases
United States	$62,241	$—
United Kingdom	9,482	—
Total	$71,723	$—
The CODM does not use segment assets to allocate resources or to assess performance of the segments and therefore total segment assets have not been disclosed.
19.
Related Party Transactions

The Stagwell Group engaged certain of our companies to provide services for the Stagwell Group for interagency customers (collectively referred to as “Related Party Work”). Our Related Party Work represented $1.9 million and $0.8 million of accounts receivable due from the Stagwell Group as of December 31, 2019 and 2018, respectively. Additionally, we recorded $3.3 million and $2.7 million of related party revenue and $0.1 million and $0.7 million of cost of service paid to the Stagwell Group, and $0.1 million and $0.6 million of other expenses, for the years ended December 31, 2019 and 2018, respectively, in connection with such Related Party Work.
In January 2019, the Stagwell Group assigned its rights to the subsidiary operating agreements to the Company. Within these operating agreements, each subsidiary is required to pay a management fee, no later than 30 days after the end of each quarter, of 2.5 percent of EBITDA for such quarter, not to exceed $250,000 annually. The management fee paid, or payable, by the Company’s subsidiaries are treated as intercompany transactions and are eliminated upon consolidation as of and for the year ended December 31, 2019. Total management fee incurred by the Company’s operating subsidiaries paid to the Stagwell Group was $2.6 million for the year ended December 31, 2018 and is recorded in office and general expense in the Consolidated Statement of Operations and Comprehensive Income.
The Fund from time to time makes additional equity investments in the Company. The investment may be either cash or non-cash in the form of its interest in companies acquired by the Fund. Non- cash contributions are recorded in Member’s equity at the value of the actual cash the Fund paid for the asset. Stagwell Media made additional non-cash investments in the Company of $71.2 million, including approximately $15.5 million for acquisitions of non-controlling interests, and $32.1 million, including approximately $1.5 million for acquisitions of non-controlling interests, for the years ended December 31, 2019 and 2018, respectively. Stagwell Media made cash investments in the Company of $4.0 million and $14.5 million for the years ended December 2019 and 2018, respectively. Additionally, the Company made cash distributions to the Fund of $38.0 million and $33.3 million for the years ended December 31, 2019 and 2018, respectively.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
In the ordinary course of business, the Company enters into transactions with MDC Partners, Inc. (“MDC”). MDC is considered a related party due to: i) an affiliate of the Stagwell Group owning a minority ownership in MDC, and ii) the manager of the Stagwell Group, Mark Penn, is also the Chief Executive Officer and Chairman of the Board of Directors of MDC. In October 2019, the Company entered into an arrangement with an affiliate of MDC, in which the Company and the affiliate will collaborate to provide various services to a client of the affiliate. Under the arrangement, we are entitled to $0.7 million, which is expected to be recognized through the end of 2020. As of December 31, 2019, $0.4 million was due from the affiliate for services provided.
20.
Subsequent Events

Subsequent events have been evaluated through June 2, 2020, the date these consolidated financial statements were available for issuance.
On March 18, 2020, the Company increased the commitments on the New JPM Revolver by $60 million to $325 million.
On February 14, 2020, SKDK acquired Sloane & Company (“Sloane”) from MDC, a related party to the Company, for $19.6 million plus up to an additional $7.1 million dependent on Sloane reaching contractually defined operating goals in 2020 and 2021. Sloane is an industry-leading strategic communications firm, based out of New York. Sloane will extend SKDK’s current suite of services and allow for the expansion into the capital markets and special situations verticals.
On May 11, 2020, the Fund made the contingent payment of $64.3 million, recorded in Deferred acquisition consideration in the Consolidated Balance Sheet as of December 31, 2019, to SKDK as required under its Asset Purchase Agreement.
Beginning in December 2019, an outbreak of coronavirus (“COVID-19”) emerged in China and has spread to other parts of the world, including locations where the Company conducts business. On March 11, 2020, the World Health Organization announced COVID-19 had been declared a pandemic, and on March 13, 2020 the U.S. President announced a National Emergency relating to the disease. The spread of COVID-19 has caused significant volatility in the United States and international markets and, in many industries, business activity has virtually shut down entirely. While it is difficult to predict the full scale of the impact, including whether any such impact could materially impact our operations and cash flows, some of our Brands have experienced a negative impact to their operating results, primarily due to a downturn in the industries their customers operate in. The Company has taken actions to address the impact of the pandemic, such as working closely with our clients, reducing our expenses and monitoring liquidity. The full extent to which COVID-19 impacts the Company’s business will depend on future developments, which are highly uncertain and cannot be predicted, including additional actions taken to contain COVID-19 or treat its impact, among others. The Company’s business and financial results could be materially and adversely impacted.
The Company also adopted a remote-work policy and other physical distancing policies for its offices. The Company does not anticipate these policies to have any adverse impact on its ability to continue to operate its business.
Events Subsequent to Original Issuance of Financial Statements (Unaudited)
In connection with the reissuance of the financial statements, the Company has evaluated subsequent events through January 18, 2021, the date the financial statements were available to be reissued.
Proposed Transaction with MDC
On December 21, 2020, the Fund reached a definitive agreement with MDC for a potential merger between the Company and MDC (the “Proposed MDC Transaction”). If completed, the transaction will be treated as a reverse-merger, with the Company being deemed to be the accounting acquirer for GAAP

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
purposes. The definitive agreement is subject to customary closing procedures for transactions of this nature and subject to several conditions, including obtaining relevant third-party consents. The definitive agreement allows for certain conditions under which the agreement can be terminated, including in instances where the required regulatory approvals are not obtained. No assurances can be given regarding the likelihood of obtaining such consents, obtaining such regulatory approvals, or ultimately completing the Proposed MDC Transaction.
Long-Term Debt
On November 13, 2020, we entered into a Second Amendment to our New JPM Syndicated Facility (“Second Amendment”) in contemplation of the Proposed MDC Transaction, where we amended the following terms: (i) the definition of Adjusted LIBOR is the mathematical calculation of LIBOR for a period equal to 1 month, 3 month or 6 months, multiplied by a fraction of the federal funds effective rate, (ii) the definition of ABR is the greatest of (a) the prime rate of interest announced from time to time by the Wall Street Journal, (b) the federal funds effective rate plus half of 0.5% and (c) Adjusted LIBOR for a one-month period plus 1.0%, and in the event (a), (b) or (c) result in an interest rate of less than 1.5%, the interest rate for the period is set to 1.5%, and (iii) the maturity date of the JPM Revolver is November 18, 2024, subject to the refinancing or termination of debt facilities held by MDC ninety-one days prior to their respective maturity dates. The Second Amendment also included a waiver for certain clauses related to legal entity restructuring activities that did not have any bearing on our covenant ratios, nor our ability to make further draws on our New JPM Revolver in 2020.
On November 13, 2020, the Company, JPM as administrative agent, and a group of lenders entered into a term loan agreement (“JPM Credit Agreement”) that provided the Company with a Delayed Draw Term Loan A in an aggregate principal amount of $90.0 million (“DD Term Loan A”). The DD Term Loan A will mature on November 13, 2023, provided that if the proposed transaction with MDC is not consummated within thirty days of the draw of the DD Term Loan A, the maturity date will be thirty-one days after the draw. Proceeds of the borrowing under the DD Term Loan A may be used for working capital and general corporate purposes of the Company and its subsidiaries, subject to certain restrictions. The Company may elect that borrowings in respect of the DD Term Loan A bear interest at an annual rate equal to either ABR or Adjusted LIBOR, as defined in the JPM Credit Agreement, plus a margin of 2% or 3%, respectively. The DD Term Loan A is payable in quarterly installments of principal and interest. Interest is calculated on the first Business Day after a draw on the DD Term Loan A, with principal payments due at a rate of 0.625% per quarter until November 13, 2021, at a rate of 1.25% thereafter, with the remaining balance due upon maturity. We currently have not made any draws on our DD Term Loan A.
2020 Acquisitions
On August 14, 2020, Code and Theory acquired Kettle Solutions, LLC (“Kettle”) for $5.6 million plus up to an additional $11.9 million, dependent on Kettle reaching contractually defined operating goals in 2020, 2021, 2022 and 2023. Kettle is an industry recognized web design and content creation firm that assists its customers in developing and executing marketing campaigns, based out of New York.
On October 30, 2020, Code & Theory acquired Truelogic Software, LLC (“Truelogic”) for $10.0 million plus up to an additional $15.0 million, dependent on Truelogic reaching contractually defined operating goals in 2020, 2021, 2022 and 2023. Truelogic is a Buenos Aires-based software development firm that assists customers in sourcing top South American engineering talent and developing small-scale software projects.

ANNEX C
Dear Former Shareholder of MDC Partners Inc.,
The merger (the “merger”) of MDC Merger Sub 1 with and into MDC Partners Inc. (“MDC Delaware”) became effective on        , 2021. As a result of the merger:
each outstanding share of Class A Common Stock of MDC Delaware held by you (if any) has been converted into the right to receive one (1) validly issued, fully paid and non-assessable share of Class A Common Stock of [New MDC Inc.] (“New MDC”);
each outstanding share of Class B Common Stock of MDC Delaware held by you (if any) has been converted into the right to receive one (1) validly issued, fully paid and non-assessable share of Class B Common Stock of New MDC;
each outstanding share of Series 4 Preferred Stock of MDC Delaware held by you (if any) has been converted into the right to receive one (1) validly issued, fully paid and non-assessable share of Series 4 Preferred Stock of New MDC; and
each outstanding share of Series 6 Preferred Stock of MDC Delaware Series held by you (if any) has been converted into the right to receive one (1) validly issued, fully paid and non-assessable share of Series 6 Preferred Stock of New MDC.
Whether your shares of MDC Delaware stock are certificated or held in book-entry form, please complete the enclosed Letter of Transmittal and return your completed Letter of Transmittal to American Stock Transfer & Trust Company, LLC (“AST”), the exchange agent for the transaction, as soon as possible, and, if your shares of MDC Delaware stock are certificated, include your stock certificate(s), in accordance with the instructions in the enclosed Letter of Transmittal.
Please ensure that you read the Letter of Transmittal carefully, follow all instructions therein, and fully and accurately complete and execute the Letter of Transmittal. When you return the completed Letter of Transmittal (along with your MDC Delaware stock certificates, if any), we recommend that you send it by certified or registered mail, properly insured, with return receipt requested.
If you have any questions regarding the exchange, please feel free to contact AST US at 877-248- 6417 (toll-free in the United States) or 718-921-8317.
We thank you for your cooperation in facilitating this transaction.
Sincerely,
[New MDC Inc.]

C-1

C-2

Annex E
April 21, 2021
Broad Street Principal Investments, L.L.C.
Stonebridge 2017, L.P.
Stonebridge 2017 Offshore, L.P.
200 West Street
New York, New York 10282
Re:
MDC Partners Inc. (the “Company”) — Series 4 Convertible Preferred Shares

This letter agreement (this “Letter Agreement”) is made in reference to: (a) the articles of amendment designating the Series 4 convertible preference shares (the “Preferred Shares”) in the capital of the Company (the “Articles of Amendment”) filed by MDC Partners Inc. (the “Company”) on March 7, 2017 under the Canada Business Corporations Act (the “CBCA”), (b) the securities purchase agreement between the Company and Broad Street Principal Investments, L.L.C. (the “BSPI”) dated February 14, 2017 (the “SPA”) and (c) the letter agreement between the Company and BSPI dated as of December 21, 2020 (the “Transaction Consent”). Capitalized terms used and not defined in this Letter Agreement shall have the meanings given to them in the Articles of Amendment.
1)
Consent Ratification. Provided that both (i) the transaction agreement, dated December 21, 2020 (the “Transaction Agreement”), by and among Stagwell Media LP, a Delaware limited partnership (“Stagwell”), the Company, New MDC LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company (“New MDC”) and Midas Merger Sub 1 LLC, a Delaware limited liability company and wholly-owned subsidiary of New MDC, and (ii) the Ancillary Agreements (as defined in the Transaction Agreement) remain in substantially the same form as of the date hereof, without waiver, modification or amendment of any term, condition or agreement that has a material and adverse impact on BSPI, BSPI, Stonebridge 2017, L.P. (“Stonebridge LP”) and Stonebridge 2017 Offshore , L.P. (“Stonebridge Offshore”, and, together with BSPI and Stonebridge LP, the “Holders”), in their capacity as the holders of all of the issued and outstanding Preferred Shares, hereby: (A) ratify in all respects BSPI’s consent pursuant to the Transaction Consent to the Company’s entry into the Transaction Agreement, and the consummation of the transactions contemplated by the Transaction Agreement (collectively, the “Contemplated Stagwell Transaction”) for all purposes pursuant to the Articles of Amendment and the SPA; (B) agree to execute and deliver to the Company the formal shareholder consent in the form attached hereto as Exhibit A in connection with entry into this Letter Agreement; (C) agree that they shall, at any meeting of the shareholders of the Company, duly called for purposes of approving the Contemplated Stagwell Transaction, appear at such meeting in person or by proxy or otherwise cause the Preferred Shares to be counted as present thereat for purpose of establishing a quorum and vote, or cause to be voted at such meeting, all of the Preferred Shares in favor of the Contemplated Stagwell Transaction, and (D) waive and release any and all rights of dissent or appraisal under the Delaware General Corporation Law in connection with the MDC Merger (as defined in the Transaction Agreement) (the foregoing (A)  — (D), the “Consent and Waiver”).

2)
Issuance of Series 8 Convertible Preferred Stock and Related Amendments. In connection with the Consent and Waiver, on the second business day following the Closing (the “Preferred Closing Date”):

a.
the Company shall, and shall cause New MDC to, as applicable, (A) execute and deliver to the Holders the amendment to the SPA in the form attached hereto as Exhibit B (the “SPA Amendment”), (B) file with the Delaware Secretary of State the certificate of designation for the Series 8 Convertible Preferred Stock of New MDC in the form attached hereto as Exhibit C and (C) accept from the Holders such number of shares of Series 4 Convertible Preferred Stock of New MDC (the “New MDC Series 4 Preferred”) equal to 95,000 minus the number of Redemption Securities (as defined below), and issue to the Holders in exchange therefor such number of shares of Series 8 Convertible Preferred Stock of New MDC (the “New MDC Series 8 Preferred”) equal to 95,000 minus the number of Redemption Securities (as defined below); and

b.
the Holders shall (A) execute and deliver to New MDC the SPA Amendment and (B) deliver to New MDC such number of shares of New MDC Series 4 Preferred equal to 95,000 minus the number of Redemption Securities (as defined below) (free and clear of any adverse interests or liens) in exchange for such number of shares of New MDC Series 8 Preferred equal to 95,000 minus the number of Redemption Securities (as defined below).

3)
Redemption of New MDC Series 4 Preferred.

a.
On the Preferred Closing Date, the Holders will transfer, convey, assign, and deliver to New MDC all right, title, and interest in the number of shares of New MDC Series 4 Preferred equal to the quotient of (x) 30,000,000 divided by (y) the amount of the Base Liquidation Preference of the New MDC Series 4 Preferred as of the most recent Quarterly Compounding Date and as further increased by the Accretion Rate from the most recent Quarterly Compounding Date to the date of such redemption plus any accrued but unpaid Dividends with respect thereto (such shares, the “Redemption Securities”), free and clear of all liens other than any restrictions under the Securities Act of 1933, as amended, and applicable state securities Laws, in exchange for the Redemption Purchase Price (such transactions, the “Redemption”). The “Redemption Purchase Price” shall be an amount equal to $25,000,000. For the avoidance of doubt, the Base Liquidation Preference of the Preferred Shares as of the most recent Quarterly Compounding Date is equal to the Base Liquidation Preference of the Preferred Shares as of the most recent Quarterly Compounding Date under the Articles of Amendment.

b.
In connection with the consummation of the Redemption, and in full satisfaction of its obligation to pay the Redemption Purchase Price pursuant to section 3(a) hereof, New MDC shall either, at its option, (A) pay to the Holders an amount in cash equal to the Redemption Purchase Price or (B) deliver to the Holders a duly executed counterpart of the Credit Agreement (the “Loan Option”); provided, that the Holders acknowledge and agree that New MDC may withhold the Withholding Amount. In the event that New MDC elects to exercise the Loan Option, New MDC shall provide notice of such election to the Holders seven calendar days prior to the Preferred Closing Date.

c.
The Holders hereby acknowledge and agree that New MDC shall be entitled to withhold a portion of the Redemption Purchase Price in respect of U.S. federal withholding tax in an amount equal to (x) 30% or such lower rates as set forth on one or more IRS Form W-8BENs or withholding statements provided by Stonebridge Offshore to New MDC prior to the Preferred Closing Date, multiplied by (y) the lesser of (i) the aggregate principal amount of the Loan Commitment (as defined in the Credit Agreement set forth as Exhibit D (the “Credit Agreement”)) committed by Stonebridge Offshore, as an Initial Lender, pursuant to the Credit Agreement and (ii) the estimated 2021 earnings and profits of New MDC (as calculated for U.S. federal income tax purposes in good faith by the MDC) (the “Withholding Amount”), which New MDC shall remit to the U.S. Treasury in satisfaction of such U.S. federal withholding tax.

d.
In connection with the consummation of the Redemption, the Holders shall deliver, or cause to be delivered, to New MDC: (A) (i) original certificates representing the Redemption Securities to the extent they are certificated, and stock powers or assignments evidencing the conveyance of the Redemption Securities duly executed in blank and (ii) any such other documents as New MDC may reasonably request to vest title to the Redemption Securities in New MDC and (B) in the event New MDC elects the Loan Option, a duly executed counterpart of the Credit Agreement.

4)
Midas OpCo Letter Agreement. In connection with the Consent and Waiver, on the Preferred Closing Date:

a.
New MDC shall, and shall cause [Midas OpCo Holdings LLC] to (A) execute and deliver to the Holders the letter agreement in the form attached hereto as Exhibit E (the “OpCo Letter Agreement”); and

b.
the Holders shall execute and deliver to OpCo the OpCo Letter Agreement.

5)
The obligations set forth in sections 2, 3 and 4 of this Letter Agreement are subject to the satisfaction or waiver of the conditions to the consummation of the Contemplated Stagwell Transaction (such consummation, the “Closing”).
6)
Further Assurances. Each of the Company and the Holders shall and shall cause its respective Affiliates to, from time to time at the request of the other party hereto, furnish such other party such further information or assurances, execute and deliver such additional documents, instruments and conveyances, and take such other actions and do such other things, as may be reasonably necessary or desirable to carry out the provisions of this Letter Agreement and give effect to the transactions contemplated hereby (the “Transactions”).

7)
Miscellaneous.

a.
THIS LETTER AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE, EXCEPT TO THE EXTENT THE LAWS OF THE PROVINCE OF ONTARIO ARE MANDATORILY APPLICABLE. All actions arising out of, relating to or in connection with this this Letter Agreement or any of the Transactions shall be heard and determined exclusively in the Court of Chancery of the State of Delaware (the “Chancery Court”) and any state appellate court therefrom within the State of Delaware (or if, but only if, the Chancery Court lacks subject matter jurisdiction, any other state or federal court located in the State of Delaware and any appellate court therefrom). Each of the Company and the Holders (i) irrevocably submits itself to the personal jurisdiction of the Chancery Court or, if, but only if, the Chancery Court lacks subject matter jurisdiction, any other state or federal court located in the State of Delaware and any appellate court therefrom with respect to any dispute arising out of, relating to or in connection with this Letter Agreement or any of the Transactions, (ii) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any action or proceeding arising out of, relating to or in connection with this Letter Agreement or any of the Transactions, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action or proceeding arising out of, relating to or in connection with this Letter Agreement or any of the Transactions is brought in an inconvenient forum, that the venue of the action or proceeding arising out of, relating to or in connection with this Letter Agreement or any of the Transactions is improper, or that this Letter Agreement or any of the Transactions may not be enforced in or by the above-named courts, (iii) agrees that it will not bring any action arising out of, relating to or in connection with this Letter Agreement or any of the Transactions in any court other than the courts of the State of Delaware, as described above, and (iv) agrees to service of process in the manner set forth in Section 6.02 of the SPA. Nothing in this paragraph shall prevent any party from bringing an action or proceeding in any jurisdiction to enforce any judgment of the Chancery Court or any other state or federal court located in the State of Delaware or any appellate court therefrom, as applicable.

b.
Each of the Company and the Holders agree that irreparable damage would occur in the event that any of the provisions of this Letter Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages, even if available, would be not be an adequate remedy therefor. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Letter Agreement, the non-breaching party shall be entitled, prior to the valid termination of this Letter Agreement (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages), to (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (ii) an injunction restraining such breach or threatened breach, in each case, without the posting of any bond or other security

c.
This Letter Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, and delivered by means of electronic mail transmission or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement. This Letter Agreement shall inure to the benefit of, and be binding upon, the Company’s successors and assigns and the Holders’ successor and assigns and no other person; provided that neither party may assign its respective rights or delegate its respective obligations under this Letter Agreement, whether by operation of law or otherwise and any assignment by the Company or the Holders in contravention hereof shall be null and void; provided further that no transaction contemplated by the Transaction Agreement shall be deemed to be an assignment of the Company of its rights hereunder.
d.
If any provision of this Letter Agreement shall be held to be illegal, invalid or unenforceable under any applicable Law, then such contravention or invalidity shall not invalidate the entire Letter Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Letter Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties hereto shall be construed and enforced accordingly.

e.
This Letter Agreement (including the exhibits hereto) constitutes the entire agreement, and supersede all other prior agreements and understandings (both written and oral), between the Company and the Holders with respect to the subject matter hereof.

[The remainder of this page is intentionally left blank.]

Very truly yours,
MDC Partners Inc.
By:

Name:
Title:
Acknowledged and agreed.
BROAD STREET PRINCIPAL INVESTMENTS, L.L.C.
By:
Name:
Title:
STONEBRIDGE 2017, L.P.
By:
Name:
Title:
STONEBRIDGE 2017 OFFSHORE, L.P.
By:
Name: Title:

Exhibit A: Consent Letter

ACTION BY WRITTEN CONSENT
[•], 2021
The undersigned shareholder (the “Shareholder”) of Series 4 convertible preference shares (“Series 4 Shares”) of MDC Partners, Inc., a corporation organized under the laws of Canada (the “Corporation”), hereby consents to and adopts the following resolutions by written consent (this “Consent”). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in that certain Series 4 Articles of Amendment (as defined below).
WHEREAS, on December 21, 2020, the Corporation entered into a Transaction Agreement, attached hereto as Exhibit A (including the exhibits and schedules thereto, the “Transaction Agreement”), by and among Stagwell Media LP, a Delaware limited partnership (“Stagwell”), the Corporation, New MDC LLC, a Delaware limited liability company and wholly-owned subsidiary of the Corporation (“New MDC”) and Midas Merger Sub 1 LLC, a Delaware limited liability company and wholly-owned subsidiary of New MDC;
WHEREAS, on the date hereof, the Corporation and the Shareholder entered into a letter agreement (the “Side Letter”);
WHEREAS, pursuant to the Transaction Agreement, among other things, the Corporation shall change its jurisdiction of organization from the federal jurisdiction of Canada to the State of Delaware, and, subsequently, will effect a business combination with the subsidiaries of Stagwell that own and operate a portfolio of marketing services companies;
Consent
WHEREAS, the Corporation and the Shareholder are party to that certain Securities Purchase Agreement (the “SPA”), dated as of February 14, 2017;
WHEREAS, pursuant to the SPA, the Shareholder purchased 95,000 Series 4 Shares having the terms set forth in the articles of amendment designating the Series 4 Shares (the “Series 4 Articles of Amendment”), dated as of March 7, 2017;
WHEREAS, the Transactions constitute a Fundamental Change pursuant to the SPA and the Series 4 Articles of Amendment;
WHEREAS, pursuant to Section 4.12 of the SPA, the Corporation has agreed that it shall not become party to a transaction that constitutes a Fundamental Change other than a Qualifying Transaction;
WHEREAS, pursuant to the terms of the SPA and the Series 4 Articles of Amendment, a Qualifying Transaction is a Fundamental Change that (i) with regard to which the holder of Series 4 Shares is entitled to receive, directly or indirectly, in respect of its Series 4 Shares, in connection with the consummation of such transaction (including pursuant to the conversion of the Series 4 Shares (without regard to limitations or restrictions on conversion) or the purchase or exchange of such Series 4 Shares in a tender or exchange offer), consideration consisting solely of cash, equity securities that are immediately tradable on a national securities exchange and that have (or the equity securities of the predecessor of the issuer of such equity securities have) an average trading volume per trading day over the thirty (30) trading days preceding public announcement of such transaction at least equal to that of the Class A Shares over the thirty (30) trading days preceding public announcement of such transaction, or a combination of cash and such equity consideration (collectively, “qualifying consideration”), which qualifying consideration is in an amount per outstanding Series 4 Share that is at least equal to the Base Liquidation Preference of such Series 4 Share plus all accrued but unpaid dividends thereon (with the value of any non-cash consideration being the Fair Market Value of such non-cash consideration at the time of signing of the definitive transaction agreement for the applicable transaction) or (ii) that is otherwise consented to by the holders of two-thirds of the outstanding Series 4 Shares; and
WHEREAS, the Transactions do not constitute a Qualifying Transaction under clause (i) of the definition thereof under the terms of the SPA or the Series 4 Articles of Amendment.

NOW, THEREFORE, BE IT RESOLVED, that the Shareholder hereby consents to Corporation’s entry into the Transaction Agreement and the Transactions for all purposes pursuant to the Series 4 Articles of Amendment and the SPA and that the Transactions shall be a “Fundamental Change” as defined in the SPA but shall not be a “Specified Event” or a “Qualifying Transaction” for purposes of the SPA or the Series 4 Articles of Amendment.
Conversion Price Adjustment
WHEREAS, pursuant to Section 5(f)(v) of the SPA and the Series 4 Articles of Amendment, in the event the Corporation at any time after the Series 4 Original Issuance Date, while the Series 4 Shares are outstanding, issues Additional Class A Shares, without consideration or for a consideration per share less than the applicable Conversion Price such Conversion Price shall be subject to the adjustment as set forth in the SPA and the Series 4 Articles of Amendment.
WHEREAS, pursuant to Section 5(ix) of the SPA and the Series 4 Articles of Amendment, the Shareholder may agree that no adjustment is to be made to the Conversion Price as a result of a particular issuance of Class A Shares or other dividend or other distribution on Class A Shares;
WHEREAS, the Shareholder desires this Consent to constitute such a waiver pursuant to the SPA and Series 4 Articles of Amendment with respect to the Transactions.
NOW, THEREFORE, BE IT RESOLVED, that, pursuant to Section 5(ix) of the SPA and the Series 4 Articles of Amendment, the Shareholder hereby agrees that no adjustment (other than as set forth in this Consent) is to be made to the Conversion Price as a result of the Transactions other than as contemplated by the Side Letter and that this Consent constitutes a waiver as contemplated by Section 5(ix) of the SPA and Series 4 Articles of Amendment.
Base Liquidation Preference
WHEREAS, the Corporation and the Shareholder agree that there shall be no adjustment to the Base Liquidation Preference in connection with the Transactions.
NOW, THEREFORE, BE IT RESOLVED, that, notwithstanding any provisions in the SPA and the Series 4 Articles of Amendment to the contrary, Shareholder hereby agrees that the Base Liquidation Preference shall not be amended other than as expressly contemplated by the Side Letter.
Disposition Event
WHEREAS, pursuant to Section 5(f)(iv) of the SPA and the Series 4 Articles of Amendment, the Transactions would constitute a Disposition Event, and as a result the Series 4 Shares would thus be entitled to Reference Property received upon the occurrence of such Disposition Event by a holder of Class A Shares holding, immediately prior to the Transactions, a number of Class A Shares equal to the Conversion Amount.
NOW, THEREFORE, BE IT RESOLVED, that, notwithstanding any provisions to the contrary in the SPA or the Series 4 Articles of Amendment, the Shareholder hereby agrees that the Transactions shall not constitute a Disposition Event.
General
RESOLVED, that the Shareholder hereby waives any rights to receive notice and other procedural requirements the undersigned might be entitled to in connection with the SPA or the Series 4 Articles of Amendment, including as set forth in Section 5(g)(v) of the SPA and Series 4 Articles of Amendment.
RESOLVED, that the Shareholder hereby waives any right to appraisal or dissent rights in connection with the Transactions under any applicable law, including the Canada Business Corporations Act and the Delaware General Corporation Law or any similar rights that the Shareholder may have in connection with the Transactions.

RESOLVED, that the officers of the Corporation be, and each of them hereby is, authorized, empowered and directed to take such further action and to execute, make oath to, acknowledge and deliver, from time to time in the name and on behalf of the Corporation, such other agreements, instruments, certificates or documents and to do or cause to be done any and all such other acts and things as such officers may, in their sole discretion, deem necessary, appropriate or advisable in order to carry out the intent of the foregoing resolutions, the take of such actions to be conclusive evidence that the same have been authorized and approved by the shareholders of the Corporation; and
RESOLVED FURTHER, that all acts and things previously done and performed (or caused to be done and performed) in the name and on behalf of the Corporation prior to the date hereof in furtherance of any of the foregoing resolutions and the transactions contemplated therein be, and the same hereby are, ratified, confirmed and approved.
[Remainder of Page Intentionally Left Blank]

This action by written consent may be executed in counterparts, either via written signature or consent via electronic mail, and signature pages may be delivered by facsimile, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument. This action by written consent shall apply to all shares of the Corporation held by the undersigned.
STOCKHOLDER:
[•]

Print or Type Name of Stockholder

Signature of Stockholder

Title of Signatory
Date:

Exhibit B: Amendment to the SPA

AMENDMENT TO SECURITIES PURCHASE AGREEMENT
This Amendment to the Purchase Agreement (as defined below), dated as of [•], 2021 (this “Amendment”), is by and between [New MDC], a Delaware corporation (together with any successor or assign pursuant to Section 6.07 of the Purchase Agreement (as defined below), “New MDC”), as successor to and assignee of MDC Partners Inc., a Canadian corporation which, prior to the date hereof, domesticated as a Delaware corporation and then converted into a Delaware limited liability company (the “Company”), and Broad Street Principal Investments, L.L.C. (together with its successors and any Purchaser Affiliate or Purchaser Related Fund that becomes a party to the Purchase Agreement in accordance with Section 4.02 and Section 6.07 thereof, the “Purchaser”). Capitalized terms not otherwise defined where used shall have the meanings ascribed thereto in the Purchase Agreement.
WHEREAS, the Company and the Purchaser are parties to the Securities Purchase Agreement, dated as of February 14, 2017 (as in effect immediately prior to the effectiveness of this Amendment, the “Purchase Agreement”) by means of which, subject to the terms and conditions set forth therein, the Purchaser purchased from the Company, and the Company issued and sold to the Purchaser, 95,000 Series 4 convertible preference shares in the capital of the Company (the “Preferred Shares”);
WHEREAS, on December 21, 2020, the Company entered into a Transaction Agreement (the “Transaction Agreement”), by and among Stagwell Media LP, a Delaware limited partnership (“Stagwell”), the Company, New MDC and Midas Merger Sub 1 LLC, a Delaware limited liability company;
WHEREAS, in connection with the consummation of the transactions contemplated by the Transaction Agreement (the “Transactions”), among other things, (i) each holder of Class A common shares, Class B common shares, Series 4 convertible preference shares and Series 6 convertible preference shares of the Company received an equivalent number of shares of Class A common stock, Class B common stock, Series 4 convertible preferred stock, or Series 6 convertible preferred stock, respectively, of New MDC, (ii) New MDC issued a number of shares of Class C common stock to Stagwell and (iii) as a result of the actions in the foregoing clauses (i) and (ii), Stagwell holds a majority of the total voting power of New MDC;
WHEREAS, concurrently with the entry into this Amendment and following (i) the consummation of the Transactions and (ii) the redemption of certain of its Series 4 convertible preferred stock of New MDC, the Purchaser exchanged its remaining Series 4 convertible preferred stock of New MDC for Series 8 convertible preference stock of New MDC (the “Preferred Shares”) having the terms set forth in the Series 8 Certificate of Designation; and
WHEREAS, the parties desire to effect the assignment of the Purchase Agreement from the Company to New MDC and to amend the Purchase Agreement as set forth herein.
NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, New MDC, the Company and the Purchaser, intending to be legally bound, hereby agree as follows:
a.
Section 6.07 shall be amended to add the following sentence at the end of such Section:

“Notwithstanding anything to the contrary set forth herein, the Company may assign this Agreement with the prior written consent of Purchaser.”
b.
Pursuant to Section 6.07 of the Purchase Agreement, as amended hereby and with the consent of Purchaser, the Company hereby assigns, and New MDC hereby accepts, the Purchase Agreement (as amended by this Amendment) to New MDC and from and after the date hereof the provisions of the Purchase Agreement, as may be amended from time to time, shall inure to the benefit of and be binding upon New MDC, as assignee of the Company, and New MDC shall assume all of the Company’s rights and obligations under the Purchase Agreement.

c.
The following definition of “Certificate of Designation” is hereby added after the definition of “CBCA” and before the definition of “Change in Control”:

“Certificate of Designation” means both (a) the certificate of designation designating the Series 8 Preferred Shares (the “Series 8 Certificate of Designation”), and (b) the certificate of designation designating the Series 9 Alternative Preference Shares (the “Series 9 Certificate of Designation”) in substantially the form attached [as Exhibit A to the Amendment].
d.
With the exception of the references in the definition of “Articles of Amendment,” the definition of “Alternative Preference Shares,” Section 3.01(e), Section 3.01(f), Section 4.03 and Section 4.09, each reference to “Series 4 Articles of Amendment” shall be replaced with “Series 8 Certificate of Designation” in each instance where it appears in the Purchase Agreement.

e.
The reference to “Series 5 Articles of Amendment” in Section 4.15(f) shall be replaced with “Series 9 Certificate of Designation.”

f.
The reference to “Articles of Amendment” in Section 4.06(f) shall be replaced with “Certificate of Designation.”

g.
The following definition of “Series 8 Preferred Stock” is hereby added after the definition of “Selling Holders” and before the definition of “Significant Subsidiary”:

“Series 8 Preferred Shares” means the shares of series 8 convertible preferred stock in New MDC having the terms set forth in the Series 8 Certificate of Designation.
h.
With the exception of the references in the definition of “Articles of Amendment,” the definition of “Preferred Shares,” Article II, Article III, the first sentence of Section 4.04 and Section 4.09, all references to “Preferred Shares” shall be replaced with “Series 8 Preferred Shares” in each instance where they appear in the Purchase Agreement.

i.
The sentence “The Purchaser is not resident in any jurisdiction of Canada, and is a non-resident of Canada for purposes of the Income Tax Act (Canada)” in Section 3.02(d)(i) is removed and replaced with the following:

“The Purchaser is a United States Person as defined in section 7701(a)(30) of the Internal Revenue Code of 1986.”
j.
The penultimate sentence in Section 4.07 shall be deleted.

k.
Sections 4.15 and 4.16 shall be deleted.

l.
The following definition of “Series 9 Alternative Preferred Shares” is hereby added after the new definition of “Series 8 Preferred Shares” and before the definition of “Significant Subsidiary”:

“Series 9 Alternative Preference Shares” has the meaning set forth in the Series 8 Certificate of Designation.
m.
With the exception of the references in the definition of “Alternative Preference Shares,” the definition of “Articles of Amendment,” Article II, Article III and the first sentence of Section 4.04, all references to “Alternative Preference Shares” shall be replaced with “Series 9 Alternative Preference Shares” in each instance where they appear in the Purchase Agreement.

n.
The following definition of “[New MDC]” is hereby added after the definition of “NASDAQ” and before the definition of “Offer Notice”:

“[New MDC]” means [New MDC], a Delaware corporation (together with any successor or assign pursuant to Section 6.07 of this Agreement).
o.
The following definition of “New MDC Class A Shares” is hereby added after the new definition of “New MDC” and before the definition of “Offer Notice”:

“New MDC Class A Shares” means the shares of Class A common stock of New MDC.
p.
With the exception of the references in the definition of “Class A Shares,” the definition of “Material Adverse Effect,” Article II, Article III and the first sentence of Section 4.04, all references to “Class A Shares” shall be replaced with “New MDC Class A Shares” in each instance where they appear in the Purchase Agreement.

q.
The following definition of “New MDC Class B Shares” is hereby added after the new definition of “New MDC Class A Shares” and before the definition of “Offer Notice”:

“New MDC Class B Shares” means the shares of Class B common stock of New MDC.
r.
With the exception of the references in the definition of “Class B Shares” and Article III, all references to “Class B Shares” shall be replaced with “New MDC Class B Shares” in each instance where they appear in the Purchase Agreement.

s.
The following definition of “New MDC Class C Shares” is hereby added after the new definition of “New MDC Class B Shares” and before the definition of “Offer Notice”:

“New MDC Class C Shares” means the shares of Class C common stock of New MDC.
t.
The following definition of “New MDC Common Shares” is hereby added after the new definition of “New MDC Class C Shares” and before the definition of “Offer Notice”:

“New MDC Common Shares” means the shares of common stock of New MDC outstanding from time to time, including the New MDC Class A Shares, the New MDC Class B Shares and the New MDC Class C Shares.
u.
With the exception of the references in Article III, all references to “Company Common Shares” shall be replaced with “New MDC Common Shares” in each instance where they appear in the Purchase Agreement.

v.
Section 4.06(a) of the Purchase Agreement is hereby deleted in its entirety and replaced by the following:

“The Company agrees that, subject to Section 4.06(c), the Purchaser shall have the right to nominate at each meeting of shareholders at which individuals will be elected members of the Board of Directors one nominee of the Purchaser (for the avoidance of doubt, the Purchaser shall have a right to nominate a member to the Board of Directors if and only so long as the Purchaser does not fall below the Minimum Ownership Threshold (as defined below) at any point in time). Notwithstanding the foregoing, the Purchaser shall not have a right to nominate any member to the Board of Directors from and after such time as the Purchaser ceases to meet the Minimum Ownership Threshold. The Purchaser ceases to meet the “Minimum Ownership Threshold” when the Purchaser ceases to Beneficially Own at least 50% of the Series 8 Preferred Shares held by the Purchaser as of [the date of this Amendment], excluding, for the avoidance of doubt, any Preferred Shares subject to redemption pursuant to the side letter entered into between the Purchaser and [the Company] on [•], 2020.”
w.
Section 4.11 is hereby amended by adding the following at the end of the section:

Until the Purchaser ceases to meet the Minimum Ownership Threshold, the foregoing participation right shall apply, mutatis mutandis, with respect to a proposed issuance of common units or preference units of [MIDAS OPCO HOLDINGS LLC], in which case, if Purchaser elects to participate in such proposed issuance, the Company shall cause [MIDAS OPCO HOLDINGS LLC] to issue to the Company such number of common or preference units of [MIDAS OPCO HOLDINGS LLC], as applicable, in accordance with Purchaser’s Participation Notice, and the Company shall issue to the Purchaser a corresponding number of common shares or preference shares of the Company, as applicable.
x.
Section 4.12 is hereby deleted in its entirety and replaced by the following:

“Consent Rights.
(a) Until the Purchaser ceases to hold Series 8 Preferred Shares representing at least 2% of the aggregate voting power of the outstanding New MDC Class A Shares, assuming exercise, conversion or exchange of all outstanding securities (including the Series 8 Preferred Shares, the Alternative Preference Shares and the New MDC Class B Shares) that are exercisable, convertible or exchangeable for or into New MDC Class A Shares, without regard to any limitation or restriction on exercise, conversion or exchange or any issuance of additional securities of the Company after the Closing (other than securities issued or granted under the Company’s employee or director employment, compensation, incentive and/or benefit plans, programs, policies, agreements or other similar arrangements), the Company shall not become party to a transaction that constitutes a Fundamental Change (other than (A) a Fundamental Change not approved by the Board of Directors prior to the consummation thereof or (B) a Qualifying Transaction). A “Qualifying Transaction” has the meaning assigned to it in the Series 8 Certificate of Designation.”
(b)
y.
Section 6.02(b) is hereby deleted in its entirety and replaced by the following:

“(b)
If to [New MDC], to:

[New MDC Inc.]
One World Trade Center, Floor 65
New York, NY 10007
Attention: David Ross
Email: DRoss@mdc-partners.com
and:
With a copy (which shall not constitute actual or constructive notice) to:
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Attention: Kimberly Spoerri
Email: kspoerri@cgsh.com”
z.
Ratification of Agreement. Except as expressly provided in this Amendment, all of the terms, covenants, and other provisions of the Purchase Agreement are hereby ratified and confirmed and shall continue to be in full force and effect in accordance with their respective terms. From and after the date hereof, all references to the Purchase Agreement shall refer to the Purchase Agreement as amended by this Amendment and each reference in the Purchase Agreement to the “date hereof” or the “date of this Agreement” shall be deemed to refer to February 14, 2017.

aa.
Miscellaneous. The provisions of Article VI (Miscellaneous) (other than Section 6.01) of the Purchase Agreement, as amended pursuant to this Amendment, shall apply mutatis mutandis to this Amendment.

[Signature page follows]

IN WITNESS WHEREOF, this Amendment has been executed by the parties hereto or by their respective duly authorized officers, all as of the date first above written.
[MIDAS OPCO HOLDINGS LLC]
By:

Name:
Title:
[NEW MDC INC.]
By:

Name:
Title:
BROAD STREET PRINCIPAL INVESTMENTS, L.L.C.
By:

Name:
Title:

Exhibit C: Certificate of Designation

CERTIFICATE OF DESIGNATION
SERIES 8 CONVERTIBLE PREFERRED SHARES
OF
[NEW MDC INC.]
[New MDC Inc.], a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:
WHEREAS, the Certificate of Incorporation of the Corporation (as may be amended, restated, supplemented or otherwise modified from time to time, the “Certificate of Incorporation”) authorizes the issuance of up to Five Hundred Million (500,000,000) shares of preferred stock, par value $0.001 per share, of the Corporation (“Preferred Stock”) in one or more series, and expressly authorizes the Board of Directors of the Corporation (the “Board”), subject to limitations prescribed by applicable law, to authorize, out of the unissued shares of Preferred Stock, a series of Preferred Stock, and, with respect to each such series, to fix the voting powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of the shares of such series of Preferred Stock; and
WHEREAS, pursuant to authority conferred by the Certificate of Incorporation and by the provision of Section 151 of the General Corporation Law of the State of Delaware, the Board duly adopted the following resolutions on [                 ], 2021, which resolutions remain in effect on the date hereof, creating a series of [                  (•)] shares of Preferred Stock designated as Series 8 Convertible Preferred Stock of the Corporation, and establishing the voting powers, designations, preferences and relative, participating, optional and other rights, and the qualifications, limitations or restrictions thereof:
RESOLVED, that pursuant to the authority conferred upon the Board by the Certificate of Incorporation and by the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Board does hereby create, authorize and provide for the issuance of a series of preferred stock of the Corporation, designated as Series 8 Convertible Preferred Stock in the number and having the designations, preferences, qualifications, limitations, restrictions and relative and other rights, including voting rights, set forth below:
SECTION 1.   Designation and Amount. The shares of such series shall be designated as “Series 8 Convertible Preferred Stock” (the “Series 8 Convertible Preferred Stock”) and the number of shares constituting such series shall be [                  (•)].
SECTION 2.   Dividends.
(a)   Participating Dividends.
(i) Each holder of issued and outstanding shares of Series 8 Convertible Preferred Stock (the “Series 8 Convertible Preferred Shares”) will be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available for the payment of dividends for each Series 8 Convertible Preferred Share, dividends of the same type as any dividends or other distribution, whether in cash, in kind or in other property, payable or to be made on outstanding shares of Class A Common Stock of the Corporation (the “Class A Shares”), in an amount equal to the amount of such dividends or other distribution as would be made on the number of Class A Shares into which such Series 8 Convertible Preferred Shares could be converted on the applicable record date for such dividends or other distribution on the Class A Shares, without giving effect to the limitations set forth in SECTION 6(b) after aggregating all shares held by the same holder (the “Participating Dividends”) and disregarding any rounding for fractional amounts; provided, however, that notwithstanding the above, the holders of Series 8 Convertible Preferred Shares shall not be entitled to receive any dividends or distributions for which an adjustment to the Conversion Price (as defined below) shall be made pursuant to SECTION 6(f)(i)(A) or SECTION 6(f)(ii) (and such dividends or distributions that are not payable to the holders of Series 8 Convertible Preferred Shares as a result of this proviso shall not be deemed to be Participating Dividends).
(ii) Participating Dividends are payable at the same time as and when such dividends or other distributions on the Class A Shares are paid to the holders of Class A Shares and are payable to holders of record of Series 8 Convertible Preferred Shares on the record date for the corresponding dividend or distribution on the Class A Shares.
(b)   Additional Dividends.
(i) Following the occurrence of a Specified Event, each holder of issued and outstanding Series 8 Convertible Preferred Shares will be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available for the payment of dividends for each Series 8 Convertible Preferred Share, with respect to each Dividend Period, dividends at a rate per annum equal to the Additional Rate multiplied by the Base Liquidation Preference per Series 8 Convertible Preferred Share (the “Additional Dividends” and, together with Participating Dividends, the “Dividends”). Any Additional Dividends payable pursuant to this SECTION 2(b) shall be in addition to any Participating Dividends, as applicable, payable pursuant to SECTION 2(a) hereof.
(ii) Additional Dividends will accrue on a daily basis and be cumulative from the date on which a Specified Event occurs and are payable in arrears on each Dividend Payment Date.
(iii) Additional Dividends in respect of any Dividend Period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of Additional Dividends payable for any Dividend Period shorter or longer than a full quarterly Dividend Period will be computed on the basis of a 360-day year consisting of twelve 30-day months.
(iv) Additional Dividends that are declared and payable on a Dividend Payment Date will be paid to the holders of record of Series 8 Convertible Preferred Shares as they appear in the records of the Corporation at the close of business on the 15th day of the calendar month prior to the month in which the applicable Dividend Payment Date falls, provided that Additional Dividends payable upon redemption or conversion of Series 8 Convertible Preferred Shares will be payable to the holder of record on the Redemption Date or the Conversion Date, as applicable. Any payment of an Additional Dividend will first be credited against the earliest accumulated but unpaid Additional Dividend due with respect to each share that remains payable.
(v) Additional Dividends are payable only in cash. Additional Dividends will accrue and cumulate whether or not the Corporation has earnings or profits, whether or not there are funds legally available for the payment of Additional Dividends and whether or not Additional Dividends are declared.
(vi) After a Specified Event has occurred and while any Series 8 Convertible Preferred Shares remain outstanding, unless all Additional Dividends accrued to the end of all completed Dividend Periods have been paid in full, neither the Corporation nor any of its subsidiaries may (A) declare, pay or set aside for payment any dividends or distributions on any Junior Securities or (B) repurchase, redeem or otherwise acquire any Junior Securities.
(vii) The provisions of SECTION 2(b)(vi) shall not prohibit:
(A) the repurchase, redemption, retirement or other acquisition of vested or unvested Common Shares held by any future, present or former officer, director, employee, manager or consultant (or their respective permitted transferees) of the Corporation or any subsidiary of the Corporation pursuant to any equity incentive grant, plan, program or arrangement, any severance agreement or any stock subscription or equityholder agreement, in each case solely to the extent required by the terms thereof;
(B) payments made or expected to be made by the Corporation in respect of withholding or similar taxes payable in connection with the exercise or vesting of Common Shares or Class A Equivalents (as defined below) by any future, present or former officer, director, employee, manager or consultant (or their respective permitted transferees) of the Corporation or any subsidiary of the Corporation and repurchases or withholdings of Common Shares or Class A Equivalents in connection with any exercise or vesting of Common Shares or Class A Equivalents if such Common Shares or Class A Equivalents represent all or a portion of the exercise price of, or withholding obligation with respect to, such Common Shares or Class A Equivalents;

(C) cash payments made in lieu of issuing fractional Common Shares in connection with the exercise or vesting of Common Shares or Class A Equivalents;
(D) payments arising from agreements of the Corporation or a subsidiary of the Corporation providing for adjustment of purchase price, deferred consideration, earn outs or similar obligations, in each case incurred in connection with the purchase or investment by the Corporation or a subsidiary of the Corporation of or in assets or capital stock of a third party; or
(E) payments or distributions made pursuant to any plan or proposal for the liquidation or dissolution of the Corporation or pursuant to any decree or order for relief or made by any custodian of the Corporation in connection with any voluntary case or proceeding under Title 11 of the U.S. Code or any similar federal, state, or non-U.S. law for the relief of debtors.
(c) The Corporation shall pay Dividends (less any tax required to be deducted and withheld by the Corporation), except in case of redemption or conversion in which case payment of Dividends shall be made on surrender of the certificate, if any, representing the Series 8 Convertible Preferred Shares to be redeemed or converted, by electronic funds transfer or by sending to each holder of Series 8 Convertible Preferred Shares a check for such Dividends payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary or in such other manner, not contrary to applicable law, as the Corporation shall reasonably determine. The making of such payment or the posting or delivery of such check on or before the date on which such Dividend is to be paid to a holder shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such Dividends to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Corporation from the related Dividends as aforesaid and remitted to the proper taxing authority) unless such check is not honored when presented for payment. Subject to applicable law, Dividends which are represented by a check which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.
(d) Holders of the Series 8 Convertible Preferred Shares are not entitled to any dividend, whether payable in cash, in kind or other property, in excess of the Participating Dividends and, if applicable, the Additional Dividends, as provided in this SECTION 2.
SECTION 3.   Liquidation Preference.
(a) Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, each Series 8 Convertible Preferred Share entitles the holder thereof to receive and to be paid out of the assets of the Corporation available for distribution, before any distribution or payment may be made to a holder of any Class A Shares, any shares of Class B Common Stock of the Corporation (the “Class B Shares”) or any shares of Class C Common Stock of the Corporation (the “Class C Shares”) or any other shares ranking junior as to capital to the Series 8 Convertible Preferred Shares, an amount per Series 8 Convertible Preferred Share equal to the greater of (i) the Base Liquidation Preference (as defined below), as increased by the Accretion Rate (as defined below) from the most recent Quarterly Compounding Date to the date of such liquidation, dissolution or winding up (without duplication of changes to the Base Liquidation Preference as provided for in SECTION 2(b)) plus any accrued but unpaid Dividends with respect thereto, and (ii) an amount equal to the amount the holders of the Series 8 Convertible Preferred Shares would have received per Series 8 Convertible Preferred Share upon liquidation, dissolution or winding up of the Corporation had such holders converted their Series 8 Convertible Preferred Shares into Class A Shares immediately prior thereto, without giving effect to the limitations set forth in SECTION 6(b) and disregarding any rounding for fractional amounts (the greater of the amount in clause (i) and clause (ii), the “Liquidation Preference”). Notwithstanding the foregoing or anything in this Certificate of Designation to the contrary, immediately prior to and conditioned upon the consummation of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, if the amount set forth in clause (i) above is greater than the amount set forth in clause (ii) above, any holder of outstanding Series 8 Convertible Preferred Shares shall have the right to convert its Series 8 Convertible Preferred Shares into Class A Shares by substituting the Fair Market Value of a Class A Share for the then-applicable Conversion Price (as defined below) and without giving effect to the limitations set forth in SECTION 6(b) and disregarding any rounding for fractional amounts.

(b) The “Base Liquidation Preference” per Series 8 Convertible Preferred Share shall initially be equal to the Original Purchase Price. From and after the Series 8 Original Issuance Date, the Base Liquidation Preference of each Series 8 Convertible Preferred Share shall increase on a daily basis, on the basis of a 360-day year consisting of twelve 30-day months, at a rate of 8.0% per annum (the “Accretion Rate”) of the then-applicable Base Liquidation Preference, the amount of which increase shall compound quarterly each March 31, June 30, September 30 and December 31 (each, a “Quarterly Compounding Date”) from the Series 8 Original Issuance Date through March 6, 2022, following which the Accretion Rate will decrease to 6.00% from and after March 7, 2022 through March 14, 2024, and following which the Accretion Rate will decrease to 0% per annum and the Base Liquidation Preference per Series 8 Convertible Preferred Share will not increase during any period subsequent to March 14, 2024. The Base Liquidation Preference shall be proportionally adjusted for any stock dividends, splits, combinations and similar events on the Series 8 Convertible Preferred Shares.
(c) After payment to the holders of the Series 8 Convertible Preferred Shares of the full Liquidation Preference to which they are entitled, the Series 8 Convertible Preferred Shares as such will have no right or claim to any of the assets of the Corporation.
(d) The value of any property not consisting of cash that is distributed by the Corporation to the holders of the Series 8 Convertible Preferred Shares will equal the Fair Market Value thereof on the date of distribution.
(e) For the purposes of this SECTION 3, a Fundamental Change (in and of itself) shall not be deemed to be a liquidation, dissolution or winding up of the Corporation subject to this SECTION 3 (it being understood that an actual liquidation, dissolution or winding up of the Corporation in connection with a Fundamental Change will be subject to this SECTION 3).
SECTION 4.   Voting Rights.
(a) Holders of the Series 8 Convertible Preferred Shares shall not be entitled as such, except as required by law or as expressly set forth in this Certificate of Designation, to receive notice of or to attend any meeting of the stockholders of the Corporation or to vote at any such meeting but shall be entitled to receive notice of meetings of stockholders of the Corporation called for the purpose of authorizing the dissolution of the Corporation or the sale of all or substantially all of its assets.
(b) For so long as any Series 8 Convertible Preferred Shares are outstanding, in addition to any vote or consent of stockholders required by applicable law or by the Certificate of Incorporation, the Corporation shall not, and shall cause its subsidiaries not to, without the affirmative approval of the holders of a majority of the Series 8 Convertible Preferred Shares (by vote or consent):
(i) effect, permit, approve, ratify or validate (including, but not limited to, by merger or consolidation or otherwise by operation of law):
(A) an increase or decrease of the maximum number of authorized Series 8 Convertible Preferred Shares, or an increase of the maximum number of authorized shares of a class or series having rights or privileges equal or superior to the Series 8 Convertible Preferred Shares;
(B) an exchange, replacement, reclassification or cancellation of all or part of the Series 8 Convertible Preferred Shares;
(C) an amendment, alteration, change or repeal of any of the rights, privileges, preferences, powers, restrictions or conditions of the Series 8 Convertible Preferred Stock and, without limiting the generality of the foregoing, (i) a repeal or change of the rights to accrued dividends or the rights to cumulative dividends of the Series 8 Convertible Preferred Stock that is adverse, (ii) an amendment, alteration, repeal or change of redemption rights of the Series 8 Convertible Preferred Stock that is adverse, (iii) a reduction or repeal of a dividend preference or a liquidation preference of the Series 8 Convertible Preferred Stock, or (iv) an amendment, alteration, repeal or change of conversion privileges, options, voting, transfer or pre-emptive rights, or rights to acquire securities of a corporation, or sinking fund provisions of the Series 8 Convertible Preferred Stock that is adverse;

(D) an amendment, alteration or change of the rights or privileges of any class or series of shares having rights or privileges equal or superior to the Series 8 Convertible Preferred Shares;
(E) the creation or authorization of a new class or series of shares having rights or privileges equal or superior to the Series 8 Convertible Preferred Shares;
(F) an exchange or the creation of a right of exchange of all or part of the shares of another class or series into the Series 8 Convertible Preferred Shares;
(G) any constraint on the issuance, transferability or ownership of the Series 8 Convertible Preferred Shares or the change or removal of such constraint; or
(ii) effect, permit, approve, ratify or validate any of the foregoing with respect to the Series 8 Preferred Units (as defined in the A&R OpCo LLC Agreement) (including, but not limited to by merger or consolidation or otherwise by operation of law) by voting any of the limited liability company interests of [MIDAS OPCO HOLDINGS LLC] issued to the Corporation or otherwise.
(c) The approval of the holders of the Series 8 Convertible Preferred Shares with respect to any and all matters referred to in this Certificate of Designation may be given by the affirmative vote, given in person or by proxy at any meeting called for such purpose, or by written consent, of the holders of at least a majority of the Series 8 Convertible Preferred Shares issued and outstanding, voting as a separate class.
SECTION 5.   Purchase for Cancellation. Subject the approval of the holders of the Series 8 Convertible Preferred Shares and applicable law, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Series 8 Convertible Preferred Shares outstanding from time to time: (a) through the facilities of any Exchange or market on which the Series 8 Convertible Preferred Shares are listed, (b) by invitation for tenders addressed to all the holders of record of the Series 8 Convertible Preferred Shares outstanding, or (c) in any other manner, in each case at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.
SECTION 6.   Conversion.
Each Series 8 Convertible Preferred Share is convertible into Class A Shares as provided in this SECTION 5.
(a) Conversion at the Option of Holders of Series 8 Convertible Preferred Shares. Subject to SECTION 6(b), each holder of Series 8 Convertible Preferred Shares is entitled to convert, in whole at any time and from time to time, or in part at any time and from time to time after the date hereof, at the option and election of such holder upon receipt of all antitrust approvals required in connection with such conversion (or the lapse of any applicable waiting period relating to such required antitrust approvals), any or all outstanding Series 8 Convertible Preferred Shares held by such holder into a number of duly authorized, validly issued, fully paid and nonassessable Class A Shares equal to the number (the “Conversion Amount”) determined by dividing (i) the Base Liquidation Preference (as adjusted pursuant to SECTION 3(b) to the date immediately preceding the Conversion Date (as defined below)) for each Series 8 Convertible Preferred Share to be converted by (ii) the Conversion Price in effect at the time of conversion. The “Conversion Price” initially is $5.00 per share, as adjusted from time to time as provided in SECTION 6(f). In order to convert the Series 8 Convertible Preferred Shares into Class A Shares, the holder must surrender the certificates representing such Series 8 Convertible Preferred Shares, accompanied by transfer instruments satisfactory to the Corporation, free of any adverse interest or liens at the office of the Corporation’s transfer agent for the Series 8 Convertible Preferred Shares, together with written notice that such holder elects to convert all or such number of shares represented by such certificates as specified therein. With respect to a conversion pursuant to this SECTION 6(a), the date of receipt of such certificates, together with such notice and such other information or documents as may be required by the Corporation (including, but not limited to, any certificates delivered pursuant to SECTION 6(b)), by the transfer agent or the Corporation will be the date of conversion (the “Conversion Date”) and the Conversion Date with respect to a conversion pursuant to SECTION 6(c) will be as provided in such section.
(b) Limitations on Conversion. Notwithstanding SECTION 6(a) or SECTION 6(c) but subject to SECTION 8, the Corporation shall not effect any conversion of the Series 8 Convertible Preferred Shares or otherwise issue Class A Shares pursuant to SECTION 6(a) or SECTION 6(c), and no holder of Series 8 Convertible Preferred Shares will be permitted to convert Series 8 Convertible Preferred Shares into Class A Shares if, and to the extent that, following such conversion, either (i) such holder’s aggregate voting power on a matter being voted on by holders of Class A Shares would exceed 19.9% of the Maximum Voting Power (as defined below) or (ii) such holder would Beneficially Own more than 19.9% of the then outstanding Common Shares; provided, however, that such conversion restriction shall not apply to any conversion in connection with and subject to completion of (A) a public sale of the Class A Shares to be issued upon such conversion, if following consummation of such public sale such holder will not Beneficially Own in excess of 19.9% of the then outstanding Class A Shares or (B) a bona fide third party tender offer for the Class A Shares issuable thereupon. For purposes of the foregoing sentence, the number of Class A Shares Beneficially Owned by a holder shall include the number of Class A Shares issuable upon conversion of the Series 8 Convertible Preferred Shares with respect to which a conversion notice has been given, but shall exclude the number of Class A Shares which would be issuable upon conversion or exercise of the remaining, unconverted portion of the Series 8 Convertible Preferred Shares and any Series 9 Alternative Preference Shares Beneficially Owned by such holder. Upon the written request of the holder, the Corporation shall within two (2) Business Days confirm in writing (which may be by email) to any holder the number of Class A Shares, Class B Shares and Class C Shares then outstanding. In connection with any conversion and as a condition to the Corporation effecting such conversion, upon request of the Corporation, a holder of Series 8 Convertible Preferred Shares shall deliver to the Corporation a certificate, signed by a duly authorized officer of such holder, no less than twelve (12) Business Days prior to the applicable conversion, certifying that, after giving effect to such conversion, (i) such holder’s aggregate voting power on a matter being voted on by holders of Class A Shares will not exceed 19.9% of the Maximum Voting Power or (ii) such holder will not Beneficially Own more than 19.9% of the then outstanding Common Shares. For purposes hereof, “Maximum Voting Power” means, at the time of determination of the Maximum Voting Power, the total number of votes which may be cast by all shares of the Corporation’s capital on a matter subject to the vote of the Common Shares and any other securities that constitute Voting Stock voting together as a single class and after giving effect to any limitation on voting power set forth herein and the certificate of incorporation or other similar document governing other Voting Stock.
(c) Conversion at the Option of the Corporation. Subject to SECTION 6(b) and SECTION 8, at the Corporation’s option and election and upon its compliance with this SECTION 6(c), and in the case of the Investor and any Permitted Transferee upon receipt of all antitrust approvals required in connection with such conversion (or the lapse of any applicable waiting period relating to such required antitrust approvals), all outstanding Series 8 Convertible Preferred Shares shall be converted automatically into a number of duly authorized, validly issued, fully paid and nonassessable Class A Shares equal to the Conversion Amount following written notice by the Corporation to the holders of Series 8 Convertible Preferred Shares notifying such holders of the conversion contemplated by this SECTION 6(c), which conversion shall occur on the date specified in such notice, which shall not be less than ten (10) Business Days following the date of such notice (or in the case of the Investor and any Permitted Transferee the later of (A) the date of receipt of all antitrust approvals required in connection with such conversion (or the lapse of any applicable waiting period relating to such required antitrust approvals)) and (B) ten (10) Business Days following the date of such notice), provided, that (i) prior to March 7, 2022, such notice may be delivered by the Corporation (and such Series 8 Convertible Preferred Shares may be converted into Class A Shares pursuant to this SECTION 6(c)) only if the Closing Price per Class A Share for the thirty (30) consecutive Trading Day period ending on the Trading Day immediately prior to delivery of a notice of conversion pursuant to this SECTION 6(c) was at or above 125% of the then-applicable Conversion Price and (ii) following March 7, 2022, such notice may be delivered by the Corporation (and such Series 8 Convertible Preferred Shares may be converted into Class A Shares pursuant to this SECTION 6(c)) only if the Closing Price per Class A Share for the thirty (30) consecutive Trading Day period ending on the Trading Day immediately prior to delivery of a notice of conversion pursuant to this SECTION 6(c) was at or above 100% of the then-applicable Conversion Price; provided further, that following a Specified Event, the Corporation shall not be entitled to convert the Series 8 Convertible Preferred Shares.
Notwithstanding the foregoing, the holders of Series 8 Convertible Preferred Shares shall continue to have the right to convert their Series 8 Convertible Preferred Shares pursuant to SECTION 6(a) until and through the Conversion Date contemplated in this SECTION 6(c) and if such Series 8 Convertible Preferred Shares are converted pursuant to SECTION 6(a) such shares shall no longer be converted pursuant to this SECTION 6(c) and the Corporation’s notice delivered to the holders pursuant to this SECTION 6(c) shall be of no effect with respect to such shares converted pursuant to SECTION 6(a).
(d) Fractional Shares. No fractional Class A Shares will be issued upon conversion of the Series 8 Convertible Preferred Shares. In lieu of fractional shares, the Corporation shall round, to the nearest whole number, the number of Class A Shares to be issued upon conversion of the Series 8 Convertible Preferred Shares. If more than one Series 8 Convertible Preferred Share is being converted at one time by or for the benefit of the same holder, then the number of full shares issuable upon conversion will be calculated on the basis of the aggregate number of Series 8 Convertible Preferred Shares converted by or for the benefit of such holder at such time.
(e) Mechanics of Conversion.
(i) Promptly after the Conversion Date (and in any event within three (3) Business Days), the Corporation shall (A) issue and deliver to such holder the number of Class A Shares to which such holder is entitled in exchange for the certificates formerly representing Series 8 Convertible Preferred Shares and (B) pay to such holder, to the extent of funds legally available therefor, all declared and unpaid Dividends on the Series 8 Convertible Preferred Shares that are being converted into Class A Shares; provided, that any accrued and unpaid Dividends not paid to such holder pursuant to the foregoing clause (B) shall, subject to SECTION 6(b), be converted into a number of duly authorized, validly issued, fully paid and nonassessable Class A Shares equal to the number determined by dividing (x) the aggregate amount of such accrued and unpaid Dividends on the Series 8 Convertible Preferred Shares that are being converted by (y) the then current Conversion Price. Such conversion will be deemed to have been made on the Conversion Date, and the person entitled to receive the Class A Shares issuable upon such conversion shall be treated for all purposes as the record holder of such Class A Shares on such Conversion Date. In case fewer than all the shares represented by any such certificate are to be converted, a new certificate shall be issued representing the unconverted shares without cost to the holder thereof, except for any documentary, stamp or similar issue or transfer tax due because any certificates for Class A Shares or Series 8 Convertible Preferred Shares are issued in a name other than the name of the converting holder. The Corporation shall pay any documentary, stamp or similar issue or transfer tax due on the issue of Class A Shares upon conversion or due upon the issuance of a new certificate for any Series 8 Convertible Preferred Shares not converted other than any such tax due because Class A Shares or a certificate for Series 8 Convertible Preferred Shares are issued in a name other than the name of the converting holder.
(ii) From and after the Conversion Date, the Series 8 Convertible Preferred Shares to be converted on such Conversion Date will no longer be deemed to be outstanding, and all rights of the holder thereof as a holder of Series 8 Convertible Preferred Shares (except the right to receive from the Corporation the Class A Shares upon conversion, together with the right to receive any accrued and unpaid Dividends thereon) shall cease and terminate with respect to such shares; provided, that in the event that a Convertible Preferred Share is not converted, such Series 8 Convertible Preferred Share will remain outstanding and will be entitled to all of the rights as provided herein.
(iii) If the conversion is in connection with any sale, transfer or other disposition of the Class A Shares issuable upon conversion of the Series 8 Convertible Preferred Shares, the conversion may, at the option of any holder tendering any Series 8 Convertible Preferred Share for conversion, be conditioned upon the closing of the sale, transfer or the disposition of Class A Shares issuable upon conversion of Series 8 Convertible Preferred Shares with the underwriter, transferee or other acquirer in such sale, transfer or disposition, in which event such conversion of such Series 8 Convertible Preferred Shares shall not be deemed to have occurred until immediately prior to the closing of such sale, transfer or other disposition.
(iv) All Class A Shares issued upon conversion of the Series 8 Convertible Preferred Shares will, upon issuance by the Corporation, be duly and validly issued, fully paid and nonassessable.

(f) Adjustments to Conversion Price.
(i) Adjustment for Change In Share Capital.
(A) If the Corporation shall, at any time and from time to time while any Series 8 Convertible Preferred Shares are outstanding, issue a dividend or make a distribution on its Class A Shares payable in its Class A Shares to all or substantially all holders of its Class A Shares, then the Conversion Price at the opening of business on the Ex-Dividend Date for such dividend or distribution will be adjusted by multiplying such Conversion Price by a fraction:
(1) the numerator of which shall be the number of Class A Shares outstanding at the close of business on the Business Day immediately preceding such Ex-Dividend Date; and
(2) the denominator of which shall be the sum of the number of Class A Shares outstanding at the close of business on the Business Day immediately preceding the Ex-Dividend Date for such dividend or distribution, plus the total number of Class A Shares constituting such dividend or other distribution.
If any dividend or distribution of the type described in this SECTION 6(f)(i)(A) is declared but not so paid or made, the Conversion Price shall again be adjusted to the Conversion Price which would then be in effect if such dividend or distribution had not been declared. Except as set forth in the preceding sentence, in no event shall the Conversion Price be increased pursuant to this SECTION 6(f)(i)(A).
(B) If the Corporation shall, at any time or from time to time while any of the Series 8 Convertible Preferred Shares are outstanding, subdivide or reclassify its outstanding Class A Shares into a greater number of Class A Shares, then the Conversion Price in effect at the opening of business on the day upon which such subdivision becomes effective shall be proportionately decreased, and conversely, if the Corporation shall, at any time or from time to time while any of the Series 8 Convertible Preferred Shares are outstanding, combine or reclassify its outstanding Class A Shares into a smaller number of Class A Shares, then the Conversion Price in effect at the opening of business on the day upon which such combination or reclassification becomes effective shall be proportionately increased. In each such case, the Conversion Price shall be adjusted by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of Class A Shares outstanding immediately prior to such subdivision or combination and the denominator of which shall be the number of Class A Shares outstanding immediately after giving effect to such subdivision, combination or reclassification. Such increase or reduction, as the case may be, shall become effective immediately after the opening of business on the day upon which such subdivision, combination or reclassification becomes effective.
(ii) Adjustment for Rights Issue. If the Corporation shall, at any time or from time to time, while any Series 8 Convertible Preferred Shares are outstanding, distribute rights, options or warrants to all or substantially all holders of its Class A Shares entitling them, for a period expiring within sixty (60) days after the record date for such distribution, to purchase Class A Shares, or securities convertible into, or exchangeable or exercisable for, Class A Shares, in either case, at less than the average of the Closing Prices for the five (5) consecutive Trading Days immediately preceding the first public announcement of the distribution, then the Conversion Price shall be adjusted so that the same shall equal the rate determined by multiplying the Conversion Price in effect at the opening of business on the Ex-Dividend Date for such distribution by a fraction:
(A) the numerator of which shall be the sum of (1) the number of Class A Shares Outstanding on the close of business on the Business Day immediately preceding the Ex-Dividend Date for such distribution, plus (2) the number of Class A Shares that the aggregate offering price of the total number of Class A Shares issuable pursuant to such rights, options or warrants would purchase at the Current Market Price of the Class A Shares on the declaration date for such distribution (determined by multiplying such total number of Class A Shares so offered by the exercise price of such rights, options or warrants and dividing the product so obtained by such Current Market Price); and

(B) the denominator of which shall be the number of Class A Shares Outstanding at the close of business on the Business Day immediately preceding the Ex-Dividend Date for such distribution, plus the total number of additional Class A Shares issuable pursuant to such rights, options or warrants.
The term “Class A Shares Outstanding” shall mean, without duplication, and include the following, and the following shall be included whether vested or unvested, whether contingent or non-contingent and whether exercisable or not yet exercisable, and without regard to any other limitations or restrictions on conversion or exercise:
(1) the number of Class A Shares, Class B Shares and Class C Shares then outstanding;
(2) all Class A Shares issuable upon conversion of outstanding Series 8 Convertible Preferred Shares; and
(3) all Class A Shares issuable upon exercise of outstanding options and any other Convertible Security.
Such adjustment shall become effective immediately after the opening of business on the Ex-Dividend Date for such distribution.
To the extent that Class A Shares are not delivered pursuant to such rights, options or warrants or upon the expiration or termination of such rights, options or warrants, the Conversion Price shall be readjusted to the Conversion Price that would then be in effect had the adjustments made upon the issuance of such rights, options or warrants been made on the basis of the delivery of only the number of Class A Shares actually delivered. In the event that such rights, options or warrants are not so distributed, the Conversion Price shall again be adjusted to be the Conversion Price which would then be in effect if the Ex-Dividend Date for such distribution had not occurred. In determining whether any rights, options or warrants entitle the holders to purchase Class A Shares at less than the average of the Closing Prices for the five (5) consecutive Trading Days immediately preceding the first public announcement of the relevant distribution, and in determining the aggregate offering price of such Class A Shares, there shall be taken into account any consideration received for such rights, options or warrants and the value of such consideration if other than cash, to be determined in good faith by the Board of Directors. Except as set forth in this paragraph, in no event shall the Conversion Price be increased pursuant to this SECTION 6(f)(ii).
(iii) Adjustment for Certain Tender Offers or Exchange Offers. In case the Corporation or any of its Subsidiaries shall, at any time or from time to time, while any Series 8 Convertible Preferred Shares are outstanding, distribute cash or other consideration in respect of a tender offer or an exchange offer (that is treated as a “tender offer” under U.S. federal securities laws) made by the Corporation or any Subsidiary for all or any portion of the Class A Shares, where the sum of the aggregate amount of such cash distributed and the aggregate Fair Market Value, as of the Expiration Date (as defined below), of such other consideration distributed (such sum, the “Aggregate Amount”) expressed as an amount per Class A Share validly tendered or exchanged, and not withdrawn, pursuant to such tender offer or exchange offer as of the Expiration Time (as defined below) (such tendered or exchanged Class A Shares, the “Purchased Shares”) exceeds the Closing Price per share of the Class A Shares on the Trading Day immediately following the last date (such last date, the “Expiration Date”) on which tenders or exchanges could have been made pursuant to such tender offer or exchange offer (as the same may be amended through the Expiration Date), then, and in each case, immediately after the close of business on such date, the Conversion Price shall be decreased so that the same shall equal the rate determined by multiplying the Conversion Price in effect immediately prior to the close of business on the Trading Day immediately following the Expiration Date by a fraction:
(A) the numerator of which shall be equal to the product of (1) the number of Class A Shares outstanding as of the last time (the “Expiration Time”) at which tenders or exchanges could have been made pursuant to such tender offer or exchange offer (including, but not limited to, all Purchased Shares) and (2) the Closing Price per share of the Class A Shares on the Trading Day immediately following the Expiration Date; and

(B) the denominator of which is equal to the sum of (x) the Aggregate Amount and (y) the product of (I) an amount equal to (1) the number of Class A Shares outstanding as of the Expiration Time, less (2) the Purchased Shares and (II) the Closing Price per share of the Class A Shares on the Trading Day immediately following the Expiration Date.
An adjustment, if any, to the Conversion Price pursuant to this SECTION 6(f)(iii) shall become effective immediately prior to the opening of business on the second Trading Day immediately following the Expiration Date. In the event that the Corporation or a Subsidiary is obligated to purchase Class A Shares pursuant to any such tender offer or exchange offer, but the Corporation or such Subsidiary is permanently prevented by applicable law from effecting any such purchases, or all such purchases are rescinded, then the Conversion Price shall again be adjusted to be the Conversion Price which would then be in effect if such tender offer or exchange offer had not been made. Except as set forth in the preceding sentence, if the application of this SECTION 6(f)(iii) to any tender offer or exchange offer would result in an increase in the Conversion Price, no adjustment shall be made for such tender offer or exchange offer under this SECTION 6(f)(iii).
(iv) Disposition Events.
(A) If any of the following events (any such event, a “Disposition Event”) occurs:
(1) any reclassification or exchange of the Class A Shares (other than as a result of a subdivision or combination);
(2) any merger, amalgamation, consolidation or other combination to which the Corporation is a constituent party; or
(3) any sale, conveyance, lease, or other disposal of all or substantially all the properties and assets of the Corporation to any other person;
in each case, as a result of which all of the holders of Class A Shares shall be entitled to receive cash, securities or other property for their Class A Shares, the Series 8 Convertible Preferred Shares converted following the effective date of any Disposition Event shall be converted, in lieu of the Class A Shares otherwise deliverable, into the same amount and type (in the same proportion) of cash, securities or other property received by holders of Class A Shares in the relevant event (collectively, “Reference Property”) received upon the occurrence of such Disposition Event by a holder of Class A Shares holding, immediately prior to the transaction, a number of Class A Shares equal to the Conversion Amount (without giving effect to any limitations on conversion set forth in SECTION 6(b)) immediately prior to such Disposition Event; provided that if the Disposition Event provides the holders of Class A Shares with the right to receive more than a single type of consideration determined based in part upon any form of stockholder election, the Reference Property shall be comprised of the weighted average of the types and amounts of consideration received by the holders of the Class A Shares.
(B) The above provisions of this SECTION 6(f)(iv) shall similarly apply to successive Disposition Events. If this SECTION 6(f)(iv) applies to any event or occurrence, neither SECTION 6(f)(i) nor SECTION 6(f)(iii) shall apply; provided, however, that this SECTION 6(f)(iv) shall not apply to any share split or combination to which SECTION 6(f)(i) is applicable or to a liquidation, dissolution or winding up to which SECTION 3 applies. To the extent that equity securities of a company are received by the holders of Class A Shares in connection with a Disposition Event, the portion of the Series 8 Convertible Preferred Shares which will be convertible into such equity securities will continue to be subject to the anti-dilution adjustments set forth in this SECTION 6(f).
(v) Adjustment for Certain Issuances of Additional Class A Shares.
(A) Other than in respect of an issuance or distribution in respect of which SECTION 6(f)(ii) applies, in the event the Corporation shall at any time after the Series 8 Original Issuance Date while the Series 8 Convertible Preferred Shares are outstanding issue Additional Class A Shares, without consideration or for a consideration per share less than the applicable Conversion Price immediately prior to such issuance in effect on the date of and immediately prior to such issue, then and in such event, such Conversion Price shall be reduced, concurrently with such issuance, to a price determined by multiplying such Conversion Price by a fraction:
(1) the numerator of which shall be (a) the number of Class A Shares Outstanding (as defined below) immediately prior to such issuance plus (b) the number of Class A Shares which the aggregate consideration received or to be received by the Corporation for the total number of Class A Shares so issued would purchase at such Conversion Price; and
(2) the denominator of which shall be (a) the number of Class A Shares Outstanding immediately prior to such issue plus (b) the number of such Additional Class A Shares so issued.
(B) For purposes of this SECTION 6(f)(v), the term “Additional Class A Shares” means any Class A Shares or Convertible Security (collectively, “Class A Equivalents”) issued by the Corporation after the Series 8 Original Issuance Date, provided that Additional Class A Shares will not include any of the following:
(1) Class A Equivalents issued in a transaction for which an adjustment to the Conversion Price is made pursuant to SECTION 6(f)(i), SECTION 6(f)(iii) or SECTION 6(f)(iv);
(2) Class A Equivalents issued or issuable upon conversion of Series 8 Convertible Preferred Shares or Series 9 Alternative Preference Shares or pursuant to the terms of any other Convertible Security issued and outstanding on the Series 8 Original Issuance Date;
(3) All Class A Shares, as adjusted for share dividends, splits, combinations and similar events, validly reserved on the Series 8 Original Issuance Date and issued or issuable upon the exercise of options or rights issued to employees, officers or directors of, or consultants, advisors or service providers to, the Corporation or any of its majority- or wholly-owned subsidiaries pursuant to any current equity incentive plans, programs or arrangements of or adopted by the Corporation, [including, but not limited to, the Corporation’s 2005 Stock Incentive Plan, the Corporation’s 2011 Stock Incentive Plan, the Corporation’s 2016 Stock Incentive Plan and the Corporation’s Amended and Restated Stock Appreciation Rights Plan];
(4) An unlimited number of Class A Equivalents issued pursuant to future equity incentive grants, plans, programs or arrangements adopted by the Corporation to the extent that any Class A Equivalents issued pursuant to this clause (4) shall not exceed three percent (3%) of the Corporation’s diluted weighted average number of common shares outstanding (as calculated for the Corporation’s financial reporting purposes) in any fiscal year, with any unused amounts in any fiscal year being carried over to succeeding fiscal years;
(5) Class A Equivalents issued in connection with bona fide acquisitions of any entities, businesses and/or related assets or other business combinations by the Corporation, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise, or settlement of deferred liabilities in connection therewith; or
(6) Class A Equivalents issued in a transaction with respect to which holders of a majority of the Series 8 Convertible Preferred Shares purchased securities pursuant to Section 4.11 of the Securities Purchase Agreement or otherwise.
In the case of the issuance of Additional Class A Shares for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof. In the case of the issuance of Additional Class A Shares for consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the Fair Market Value thereof. In the case of the issuance of Convertible Securities, the aggregate maximum number of Class A Shares deliverable upon exercise, conversion or exchange of such Convertible Securities shall be deemed to have been issued at the time such Convertible Securities were issued and for a consideration equal to the consideration (determined in the manner provided in this paragraph) if any, received by the Corporation upon the issuance of such Convertible Securities plus the minimum additional consideration payable pursuant to the terms of such Convertible Securities for the Class A Shares covered thereby, but no further adjustment shall be made for the actual issuance of Class A Shares upon the exercise, conversion or exchange of any such Convertible Securities. In the event of any change in the number of Class A Shares deliverable upon exercise, conversion or exchange of Convertible Securities subject to this SECTION 6(f)(v), including, but not limited to, a change resulting from the anti-dilution provisions thereof, the Conversion Price shall forthwith be readjusted to such Conversion Price as would have been obtained had the adjustment that was made upon the issuance of such Convertible Securities not exercised, converted or exchanged prior to such change been made upon the basis of such change. Upon the expiration or forfeiture of any Additional Class A Shares consisting of options, warrants or other rights to acquire Class A Shares or Convertible Securities, the termination of any such rights to convert or exchange or the expiration or forfeiture of any options or rights related to such convertible or exchangeable securities, the Conversion Price, to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities, shall be recomputed to reflect the issuance of only the number of Class A Shares (and Convertible Securities that remain in effect) actually issued upon the exercise of such options, warrants or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities.
(vi) Minimum Adjustment. Notwithstanding the foregoing, the Conversion Price will not be reduced if the amount of such reduction would be an amount less than $0.01, but any such amount will be carried forward and reduction with respect thereto will be made at the time that such amount, together with any subsequent amounts so carried forward, aggregates to $0.01 or more.
(vii) When No Adjustment Required. Notwithstanding anything herein to the contrary, no adjustment to the Conversion Price need be made:
(A) for a transaction referred to in SECTION 6(f)(i) or SECTION 6(f)(ii) if the Series 8 Convertible Preferred Shares participate, without conversion, in the transaction or event that would otherwise give rise to an adjustment pursuant to such Section at the same time as holders of the Class A Shares participate with respect to such transaction or event and on the same terms as holders of the Class A Shares participate with respect to such transaction or event as if the holders of Series 8 Convertible Preferred Shares, at such time, held a number of Class A Shares equal to the Conversion Amount at such time;
(B) for rights to purchase Class A Shares pursuant to any present or future plan by the Corporation for reinvestment of dividends or interest payable on the Corporation’s securities and the investment of additional optional amounts in Class A Shares under any plan; or
(C) for any event otherwise requiring an adjustment under this SECTION 6 if such event is not consummated.
(viii) Rules of Calculation; Treasury Shares. All calculations will be made to the nearest one-hundredth of a cent or to the nearest one-ten thousandth of a share. Except as explicitly provided herein, the number of Class A Shares outstanding will be calculated on the basis of the number of issued and outstanding Class A Shares.
(ix) Waiver. Notwithstanding the foregoing, the Conversion Price will not be reduced if the Corporation receives, prior to the effective time of the adjustment to the Conversion Price, written notice from the holders representing at least a majority of the then outstanding Series 8 Convertible Preferred Shares, voting together as a separate class, that no adjustment is to be made as the result of a particular issuance of Class A Shares or other dividend or other distribution on Class A Shares. This waiver will be limited in scope and will not be valid for any issuance of Class A Shares or other dividend or other distribution on Class A Shares not specifically provided for in such notice.
(x) Tax Adjustment. Anything in this SECTION 6 notwithstanding, the Corporation shall be entitled to make such downward adjustments in the Conversion Price, in addition to those required by this SECTION 6, as the Board of Directors in its sole discretion shall determine to be advisable in order that any event treated for U.S. federal income tax purposes as a dividend or share split will not be taxable to the holders of Class A Shares.
(xi) No Duplication. If any action would require adjustment of the Conversion Price pursuant to more than one of the provisions described in this SECTION 6 in a manner such that such adjustments are duplicative, only one adjustment shall be made.
(xii) Provisions Governing Adjustment to Conversion Price. Rights, options or warrants distributed by the Corporation to all or substantially all holders of Class A Shares entitling the holders thereof to subscribe for or purchase shares of the Corporation’s capital (either initially or under certain circumstances), which rights, options or warrants, until the occurrence of a specified event or events (“Rights Trigger”): (A) are deemed to be transferred with such Class A Shares; (B) are not exercisable; and (C) are also issued in respect of future issuances of Class A Shares, shall be deemed not to have been distributed for purposes of SECTION 6(f)(i), (ii), (iii), (iv) or (v) (and no adjustment to the Conversion Price under SECTION 6(f)(i), (ii), (iii), (iv) or (v) will be required) until the occurrence of the earliest Rights Trigger, whereupon such rights, options and warrants shall be deemed to have been distributed, and (x) if and to the extent such rights, options and warrants are exercisable for Class A Shares or the equivalents thereof, an appropriate adjustment (if any is required) to the Conversion Price shall be made under SECTION 6(f)(ii) (without giving effect to the sixty (60) day limit on the exercisability of rights, options and warrants ordinarily subject to such SECTION 6(f)(ii)), and/or (y) if and to the extent such rights, options and warrants are exercisable for cash and/or any shares of the Corporation’s capital other than Class A Shares or Class A Share equivalents, shall be subject to the provisions of SECTION 2(a) applicable to Participating Dividends and shall be distributed to the holders of Series 8 Convertible Preferred Shares. If any such right, option or warrant, including, but not limited to, any such existing rights, options or warrants distributed prior to the Series 8 Original Issuance Date, are subject to events, upon the occurrence of which such rights, options or warrants become exercisable to purchase different securities, evidences of indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and Ex-Dividend Date with respect to new rights, options or warrants with such rights (and a termination or expiration of the existing rights, options or warrants without exercise by any of the holders thereof). In addition, in the event of any distribution (or deemed distribution) of rights, options or warrants, or any Rights Trigger or other event (of the type described in the preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Conversion Price under SECTION 6(f)(i), (ii), (iii), (iv) or (v) was made, (1) in the case of any such rights, options or warrants that shall all have been redeemed or repurchased without exercise by any holders thereof, the Conversion Price shall be readjusted at the opening of business of the Corporation immediately following such final redemption or repurchase by multiplying such Conversion Price by a fraction (x) the numerator of which shall be the Current Market Price per Class A Share on such date, less the amount equal to the per share redemption or repurchase price received by a holder or holders of Class A Shares with respect to such rights, options or warrants (assuming such holder had retained such rights, options or warrants), made to all or substantially all holders of Class A Shares as of the date of such redemption or repurchase and (y) the denominator of which shall be the Current Market Price, and (2) in the case of such rights, options or warrants that shall have expired or been terminated without exercise by any holders thereof, the Conversion Price shall be readjusted as if such rights, options and warrants had not been issued. Notwithstanding the foregoing, (A) to the extent any such rights, options or warrants are redeemed by the Corporation prior to a Rights Trigger or are exchanged by the Corporation, in either case for Class A Shares, the Conversion Price shall be appropriately readjusted (if and to the extent previously adjusted pursuant to this SECTION 6(f)(xii)) as if such rights, options or warrants had not been issued, and instead the Conversion Price will be adjusted as if the Corporation had issued the Class A Shares issued upon such redemption or exchange as a dividend or distribution of Class A Shares subject to SECTION 6(f)(i)(A) and (B) to the extent any such rights, options or warrants are redeemed by the Corporation prior to a Rights Trigger or are exchanged by the Corporation, in either case for any shares of the Corporation’s capital (other than Class A Shares) or any other assets of the Corporation, such redemption or exchange shall be deemed to be a distribution and shall be subject to, and paid to the holders of Series 8 Convertible Preferred Shares pursuant to, the provisions of SECTION 2(a) applicable to Participating Dividends.

(xiii) Notwithstanding anything herein to the contrary, any adjustment of the Conversion Price or entitlement to acquire Class A Shares pursuant to this Certificate of Designation shall be subject to the rules of the Exchange to the extent required to comply with such rules. If after the Series 8 Original Issuance Date there is a change in the applicable rules of the Exchange on which the Class A Shares are listed at the time such change becomes effective or in the interpretation of such applicable rules that would cause the Class A Shares to be delisted by such Exchange as a result of the terms of this Certificate of Designation, the rights of the holders of the Series 8 Convertible Preferred Shares set forth in this Certificate of Designation shall thereafter be limited to the extent required by such changed rules in order for the Class A Shares to continue to be listed on such Exchange.
(xiv) Notwithstanding anything to the contrary in this Certificate of Designation, if an adjustment to the Conversion Price becomes effective on any Ex-Dividend Date as described herein, and a holder of Series 8 Convertible Preferred Shares that have been converted on or after such Ex-Dividend Date and on or prior to the related record date would be treated as the record holder of Class A Shares as of the related Conversion Date based on an adjusted Conversion Price for such Ex-Dividend Date, then, notwithstanding such Conversion Price adjustment provisions, the Conversion Price adjustment relating to such Ex-Dividend Date will not be made for such converted Series 8 Convertible Preferred Shares. Instead, the holder of such converted Series 8 Convertible Preferred Shares will be treated as if such holder were the record owner of the Class A Shares on an unadjusted basis and participate in the related dividend, distribution or other event giving rise to such adjustment.
(g) Notice of Record Date. In the event of:
(i) any share split or combination of the outstanding Class A Shares;
(ii) any declaration or making of a dividend or other distribution to holders of Class A Shares in additional Class A Shares, any other share capital, other securities or other property (including, but not limited to, cash and evidences of indebtedness);
(iii) any reclassification or change to which SECTION 6(f)(i)(B) applies;
(iv) the dissolution, liquidation or winding up of the Corporation; or
(v) any other event constituting a Disposition Event;
then the Corporation shall file with its corporate records and mail to the holders of the Series 8 Convertible Preferred Shares at their last addresses as shown on the records of the Corporation, at least ten (10) days prior to the record date specified in (A) below or ten (10) days prior to the date specified in (B) below, a notice stating:
(A) the record date of such share split, combination, dividend or other distribution, or, if a record is not to be taken, the date as of which the holders of Class A Shares of record to be entitled to such share split, combination, dividend or other distribution are to be determined, or
(B) the date on which such reclassification, change, dissolution, liquidation, winding up or other event constituting a Disposition Event, is estimated to become effective, and the date as of which it is expected that holders of Class A Shares of record will be entitled to exchange their Class A Shares for the share capital, other securities or other property (including, but not limited to, cash and evidences of indebtedness) deliverable upon such reclassification, change, liquidation, dissolution, winding up or other Disposition Event.
Disclosures made by the Corporation in any public filings made under the Exchange Act shall be deemed to satisfy the notice requirements set forth in this SECTION 6(g).
(h) Certificate of Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this SECTION 6, the Corporation shall compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series 8 Convertible Preferred Shares a certificate, signed by an officer of the Corporation, setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the reasonable written request of any holder of Series 8 Convertible Preferred Shares, furnish to such holder a similar certificate setting forth (i) the calculation of such adjustments and readjustments in reasonable detail, (ii) the Conversion Price then in effect, and (iii) the number of Class A Shares and the amount, if any, of share capital, other securities or other property (including, but not limited to, cash and evidences of indebtedness) which then would be received upon the conversion of Series 8 Convertible Preferred Shares.
SECTION 7.   Redemption.
(a) Redemption at the Option of the Corporation.
(i) In connection with or following any Specified Event, the Corporation, at its option and (if applicable) subject to consummation of such Specified Event, may redeem (out of funds legally available therefor) for cash all of the Series 8 Convertible Preferred Shares then outstanding at a price (the “Redemption Price”) per Series 8 Convertible Preferred Share equal to the greater of (i) the Base Liquidation Preference per such Series 8 Convertible Preferred Share plus all accrued and unpaid dividends thereon and (ii) an amount equal to the amount the holder of such Series 8 Convertible Preferred Shares would have received in respect of such Series 8 Convertible Preferred Share had such holder converted such Series 8 Convertible Preferred Share into Class A Shares immediately prior to such redemption based on the Current Market Price, in each case on the date of redemption (the “Redemption Date”).
(ii) If the Corporation elects to redeem the Series 8 Convertible Preferred Shares pursuant to this SECTION 7, on or prior to the fifteenth (15th) Business Day prior to the applicable Redemption Date, the Corporation shall mail a written notice of redemption (the “Redemption Notice”) by first-class mail addressed to the holders of record of the Series 8 Convertible Preferred Shares as they appear in the records of the Corporation; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. The Redemption Notice must state: (A) the expected Redemption Price as of the expected Redemption Date, and specify the individual components thereof (it being understood that the actual Redemption Price will be determined as of the actual Redemption Date); (B) the name of the redemption agent to whom, and the address of the place to where, the Series 8 Convertible Preferred Shares are to be surrendered for payment of the Redemption Price; (C) if applicable, that the consummation of the Redemption and the payment of the Redemption Price shall be subject to the consummation of the Specified Event, and (D) the anticipated Redemption Date.
(b) Mechanics of Redemption.
(i) On the Redemption Date, the Corporation shall pay the applicable Redemption Price, upon surrender of the certificates representing the Series 8 Convertible Preferred Shares to be redeemed (properly endorsed or assigned for transfer, if the Corporation shall so require, and letters of transmittal and instructions therefor on reasonable terms are included in the notice sent by the Corporation); provided that payment of the Redemption Price for certificates (and accompanying documentation, if required) surrendered to the Corporation after 2:00 p.m. (New York City time) on the Redemption Date may, at the Corporation’s option, be made on the Business Day immediately following the Redemption Date.
(ii) Series 8 Convertible Preferred Shares to be redeemed on the Redemption Date will from and after such date, no longer be deemed to be outstanding; and all powers, designations, preferences and other rights of the holder thereof as a holder of Series 8 Convertible Preferred Shares (except the right to receive from the Corporation the applicable Redemption Price) shall cease and terminate with respect to such shares; provided, that in the event that a Series 8 Convertible Preferred Share is not redeemed due to a default in payment by the Corporation or because the Corporation is otherwise unable to pay the applicable Redemption Price in cash in full, such Series 8 Convertible Preferred Share will remain outstanding and will be entitled to all of the powers, designations, preferences and other rights as provided herein.
(iii) Notwithstanding anything in this SECTION 7 to the contrary, each holder shall retain the right to convert Series 8 Convertible Preferred Shares to be redeemed at any time on or prior to the

Redemption Date; provided, however, that any Series 8 Convertible Preferred Shares for which a holder delivers a conversion notice to the Corporation prior to the Redemption Date shall not be redeemed pursuant to this SECTION 7.
SECTION 8.   Antitrust and Conversion Into Series 9 Alternative Preference Shares.
(a) If (i) the Corporation validly delivers a notice of conversion pursuant to SECTION 6(c) to the Investor or any Permitted Transferee at any time on and after the date hereof and (ii) the Investor or such Permitted Transferee would not be permitted to convert one or more of its Beneficially Owned Series 8 Convertible Preferred Shares into Class A Shares because any applicable waiting period has not lapsed, or approval has not been obtained, under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, or other applicable law, the Accretion Rate will decrease to 0% per annum following, and the Base Liquidation Preference per Series 8 Convertible Preferred Share will not increase during any period subsequent to, ten (10) Business Days following the date of such validly delivered notice.
(b) With respect to any holder of Series 8 Convertible Preferred Shares other than the Investor or any Permitted Transferee, after receiving a notice of conversion pursuant to SECTION 6(c), any such holder of Series 8 Convertible Preferred Shares as to whom the relevant provisions of the following sentence are applicable may, at such holder’s option, convert Series 8 Convertible Preferred Shares subject to such conversion at any time on or prior to the close of business on the Business Day immediately preceding the Conversion Date, as the case may be, specified in such notice into Series 9 Alternative Preference Shares to the extent necessary to address the conditions described in SECTION 8(c).
(c) (i) If any holder of Series 8 Convertible Preferred Shares would not be permitted to convert one or more of its Beneficially Owned Series 8 Convertible Preferred Shares into Class A Shares due to the restrictions contained in SECTION 6(b) or (ii) if any holder of Series 8 Convertible Preferred Shares other than the Investor or any Permitted Transferee would not be permitted to convert one more of its Beneficially Owned Series 8 Convertible Preferred Shares into Class A Shares (the shares described in clause (i) and (ii), the “Special Conversion Shares”) because any applicable waiting period has not lapsed, or approval has not been obtained, under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, or other applicable law, then in each case each Special Conversion Share of such holder shall be converted into a number of Series 9 Alternative Preference Shares equal to the number of Class A Shares such holder would have received if such holder would have been permitted to convert such Special Conversion Shares into Class A Shares on the Conversion Date.
(d) As soon as practicable (and in any event within three (3) Business Days) after receipt of notice of either of the events described in SECTION 8(c), which notice shall include the amount of Series 9 Alternative Preference Shares to which such holder is entitled and the basis for such conversion into Series 9 Alternative Preference Shares, the Corporation shall (i) issue and deliver to such holder a certificate for the number of Series 9 Alternative Preference Shares, if any, to which such holder is entitled in exchange for the certificates formerly representing the Series 8 Convertible Preferred Shares and (ii) pay to such holder, to the extent of funds legally available therefor, all declared and unpaid Dividends on the Series 8 Convertible Preferred Shares that are being converted into Series 9 Alternative Preference Shares. Such conversion will be deemed to have been made on the Conversion Date, and the person entitled to receive the Series 9 Alternative Preference Shares issuable upon such conversion shall be treated for all purposes as the record holder of such Series 9 Alternative Preference Shares on such Conversion Date. In case fewer than all of the Series 8 Convertible Preferred Shares represented by any such certificate are to be converted into Series 9 Alternative Preference Shares, a new certificate shall be issued representing the unconverted shares without cost to the holder thereof, except for any documentary, stamp or similar issue or transfer tax due because any certificates for Series 9 Alternative Preference Shares or Series 8 Convertible Preferred Shares are issued in a name other than the name of the converting holder. The Corporation shall pay any documentary, stamp or similar issue or transfer tax due on the issue of Series 9 Alternative Preference Shares upon conversion or due upon the issuance of a new certificate for any Series 8 Convertible Preferred Shares not converted other than any such tax due because Series 9 Alternative Preference Shares or a certificate for Series 8 Convertible Preferred Shares are issued in a name other than the name of the converting holder.
SECTION 9.   Additional Definitions. For purposes of this Certificate of Designation, the following terms shall have the following meanings:

“A&R OpCo LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of [MDC OpCo], dated as of [•], by and among [MDC OpCo] (“OpCo”) and its Members (as defined therein), as such agreement may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time.
“Additional Rate” means an annual rate initially equal to 7.0% per annum, increasing by 1.0% on every anniversary of the occurrence of the Specified Event.
“Affiliate” means, with respect to any person, any other person that directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified person. Notwithstanding the foregoing, the Corporation, its subsidiaries and its other controlled Affiliates shall not be considered Affiliates of the Investor.
“Beneficially Own,” “Beneficially Owned” or “Beneficial Ownership” has the meaning set forth in Rule 13d-3 of the rules and regulations promulgated under the Exchange Act, except that for purposes hereof the words “within sixty days” in Rule 13d-3(d)(1)(i) shall not apply, to the effect that a person shall be deemed to be the Beneficial Owner of a security if that person has the right to acquire beneficial ownership of such security at any time. For the avoidance of doubt, for purposes hereof, except where otherwise expressly provided herein, the Investor (or any other person) shall at all times be deemed to have Beneficial Ownership of Class A Shares issuable upon conversion of the Series 8 Convertible Preferred Shares directly or indirectly held by them, irrespective of any applicable restrictions on transfer, conversion or voting.
“Board of Directors” means the board of directors of the Corporation.
“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banking institutions are authorized or required by law, regulation or executive order to close in New York City, New York.
“Certificate of Designation” means the Certificate of Designation creating the Series 8 Convertible Preferred Stock.
“Closing Price” of the Class A Shares on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the Exchange or, if the Class A Shares are not listed or admitted for trading on an Exchange, as reported on the quotation system on which such security is quoted. If the Class A Shares are not listed or admitted for trading on an Exchange and not reported on a quotation system on the relevant date, the “closing price” will be the last quoted bid price for the Class A Shares in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If the Class A Shares are not so quoted, the last reported sale price will be the average of the mid-point of the last bid and ask prices for the Class A Shares on the relevant date from each of at least three (3) nationally recognized investment banking firms selected by the Corporation for this purpose.
“Common Shares” means the Class A Shares, the Class B Shares and the Class C Shares of the Corporation.
“Common Unit” means a unit representing limited liability company interests in [MDC OpCo] and constituting a “Common Unit” as defined in the A&R OpCo Operating Agreement.
“control,” “controlling,” “controlled by” and “under common control with,” with respect to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of Voting Stock, by contract or otherwise.
“Convertible Security” means any debt or other evidences of indebtedness, shares of capital or other securities directly or indirectly convertible into or exercisable or exchangeable for Class A Shares, including for the avoidance of doubt, but not limited to, the Common Units and the Class C Shares which are exchangeable for Class A Shares subject to the terms and conditions of the A&R OpCo LLC Agreement.
“Corporation” means [New MDC Inc.], a Delaware corporation.

“Current Market Price” of Class A Shares on any day means the average of the Closing Prices per Class A Share for each of the five (5) consecutive Trading Days ending on the earlier of the day in question and the day before the Ex-Dividend Date with respect to the issuance or distribution requiring such computation.
“Dividend Payment Date” means (i) each January 1, April 1, July 1 and October 1 of each year, or (ii) with respect to any Series 8 Convertible Preferred Share that is to be converted or redeemed, the Conversion Date or the Redemption Date, as applicable; provided that if any such Dividend Payment Date would otherwise occur on a day that is not a Business Day, such Dividend Payment Date shall instead be (and any dividend payable on Series 8 Convertible Preferred Shares on such Dividend Date shall instead be payable on) the immediately succeeding Business Day.
“Dividend Period” means the period which commences on and includes a Dividend Payment Date (other than the initial Dividend Period which shall commence on and include the date on which the Specified Event occurs) pursuant to clauses (i) and (ii) of the definition of “Dividend Payment Date” and ends on and includes the calendar day next preceding the next Dividend Payment Date.
“Ex-Dividend Date” means, with respect to any issuance or distribution, the first date on which the Class A Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance or distribution.
“Exchange” means Nasdaq and, if the Class A Shares are not then listed on Nasdaq, the principal other U.S. national or regional securities exchange or market on which the Class A Shares are then listed.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Fair Market Value” of the Class A Shares or any other security or property means the fair market value thereof as determined in good faith by the Board of Directors, which determination must be set forth in a written resolution of the Board of Directors, in accordance with the following rules:
(i) for Class A Shares or other security traded or quoted on an Exchange, the Fair Market Value will be the average of the Closing Prices of such security on such Exchange over a ten (10) consecutive Trading Day period, ending on the Trading Day immediately prior to the date of determination; and
(ii) for any other property, the Fair Market Value shall be determined by the Board of Directors assuming a willing buyer and a willing seller in an arm’s-length transaction.
“Fundamental Change” shall be deemed to have occurred at such time as any of the following events shall occur:
(i) any “person” or “group”, other than the Corporation, its Subsidiaries, any employee benefits plan of the Corporation or its Subsidiaries or Stagwell and its Permitted Transferees (as such term is defined in the A&R OpCo LLC Agreement), files, or is required by applicable law to file, a Schedule 13D or Schedule TO (or any successor schedule, form or report) pursuant to the Exchange Act, disclosing that such person has become the direct or indirect beneficial owner of shares with a majority of the total voting power of the Corporation’s outstanding Voting Stock; unless such beneficial ownership arises solely as a result of a revocable proxy delivered in response to a proxy or consent solicitation made pursuant to the applicable rules and regulations under the Exchange Act;
(ii) the Corporation or OpCo amalgamates, consolidates with or merges with or into another person (other than through a Permitted Transaction), or sells, conveys, transfers, leases or otherwise disposes of all or substantially all of the consolidated properties and assets of the Corporation and its Subsidiaries (excluding for purposes of the calculation non-controlling interests and third party minority interests) to any person (other than a Subsidiary of the Corporation or, with respect to OpCo, the Corporation) or any person amalgamates, consolidates with or merges with or into the Corporation or OpCo (other than through a Permitted Transaction);

(iii) any transaction consummated by Stagwell which would qualify the Corporation for being deregistered under Section 12(b) and Section 15(d) of the Exchange Act, or which would result in Stagwell owning, directly or indirectly, 100% of the outstanding common equity interests of the Corporation; and
(iv) any transactions similar to those described in clause (iii) that materially and adversely impacts the liquidity of the Class A Shares as compared to the liquidity of the Class A Shares as of the date hereof.
“group” has the meaning assigned to such term in Section 13(d)(3) of the Exchange Act.
“hereof,” “herein” and “hereunder” and words of similar import refer to this Certificate of Designation as a whole and not merely to any particular clause, provision, section or subsection.
“Investor” means Broad Street Principal Investments, L.L.C.
“Junior Securities” means the Common Shares and each other class or series of shares in the capital of the Corporation the terms of which do not expressly provide that they rank senior in preference or priority to or on parity, without preference or priority, with the Series 8 Convertible Preferred Shares with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Corporation.
“Market Disruption Event” means, with respect to the Class A Shares, (i) a failure by the Exchange to open for trading during its regular trading session or (ii) the occurrence or existence for more than one half hour period in the aggregate on any scheduled Trading Day for the Class A Shares of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the Exchange, or otherwise) in the Class A Shares or in any options, contracts or future contracts relating to the Class A Shares, and such suspension or limitation occurs or exists at any time before 1:00 p.m. (New York City time) on such day.
“Nasdaq” means The NASDAQ Global Market.
“Original Purchase Price” means $[      ] per Convertible Preferred Share.1
“Parity Securities” means any shares in the capital of the Corporation the terms of which expressly provide that they will rank on parity, without preference or priority, with the Series 8 Convertible Preferred Shares with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Corporation.
“Permitted Transactions” means an amalgamation, consolidation or merger (1) of the Corporation with or into a Subsidiary of the Corporation (including OpCo), (2) of a Subsidiary of the Corporation (including OpCo) with or into the Corporation, (3) of the Corporation with or into a person of which the Corporation is a Subsidiary, or of such person with or into the Corporation, or (4) in which (A) all of the persons that beneficially own the Voting Stock of the Corporation immediately prior to the transaction and Permitted Transferees (as such term is defined in the A&R OpCo LLC Agreement) own, directly or indirectly, shares with a majority of the total voting power of all outstanding Voting Stock of the surviving or transferee person immediately after the transaction in substantially the same proportion as their ownership of the Corporation’s Voting Stock immediately prior to the transaction or (B) with respect to OpCo, if persons that beneficially own the equity interests of OpCo immediately prior to the transaction and Permitted Transferees (as defined in the A&R OpCo LLC Agreement) own, directly or indirectly, a majority of the equity interests of OpCo immediately after the transaction in substantially the same proportion as their

1
Note to Draft: Original Purchase Price of the Series 8 to take into account the increase in the Base Liquidation Preference since the Series 4 issuance date through the last Quarterly Compounding Date prior to closing, as increased by the Accretion Rate from the most recent Quarterly Compounding Date to the date of the Series 8 Original Issuance Date, as increased by the Accretion Rate from the most recent Quarterly Compounding Date to the date of the Series 8 Original Issuance Date plus any accrued but unpaid Dividends with respect thereto, of the New MDC Series 4 Preferred as of the most recent Quarterly Compounding Date.

ownership of OpCo’s equity interests immediately prior to the transaction, in each case of the foregoing items (1) through (4) which does not result in any of the following:
(i) any of the items set forth in Section 4(b) with respect to which the approval of the holders of Series 8 Convertible Preferred Shares is required;
(ii) the conversion of the Series 8 Convertible Preferred Shares into cash, stock or other property, or the right to receive cash, stock or property, or some combination thereof; other than conversion, in a transaction as described in clause (dd)(4) above, of the Series 8 Convertible Preferred Shares into a series of preferred shares having the same rights, preferences and privileges as the Series 8 Convertible Preferred Shares; or
(iii) the cancellation of such Series 8 Convertible Preferred Shares.
“Permitted Transferee” means any holder of Series 8 Convertible Preferred Shares who received such Series 8 Convertible Preferred Shares in a Permitted Transfer (as defined in the Securities Purchase Agreement), provided that such holder agrees, for the benefit of the Corporation, to comply with Section 4.05 of the Securities Purchase Agreement.
“person” means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government, any agency or political subdivisions thereof or other “person” as contemplated by Section 13(d) of the Exchange Act.
“Qualifying Transaction” means a Fundamental Change
(i) with regard to which the holder of Series 8 Convertible Preferred Shares is entitled to receive, directly or indirectly, in respect of its Series 8 Convertible Preferred Shares, in connection with the consummation of such transaction (including, but not limited to, pursuant to the conversion of the Series 8 Convertible Preferred Shares (without regard to limitations or restrictions on conversion) or the purchase or exchange of such Series 8 Convertible Preferred Shares in a tender or exchange offer), consideration consisting solely of cash, equity securities that are immediately tradable on a national securities exchange and that have (or the equity securities of the predecessor of the issuer of such equity securities have) an average trading volume per trading day over the thirty (30) trading days preceding public announcement of such transaction at least equal to that of the Class A Shares over the thirty (30) trading days preceding public announcement of such transaction, or a combination of cash and such equity consideration (collectively, “qualifying consideration”), which qualifying consideration is in an amount per outstanding Series 8 Convertible Preferred Share that is at least equal to the Base Liquidation Preference of such Series 8 Convertible Preferred Share plus all accrued but unpaid dividends thereon (with the value of any non-cash consideration being the Fair Market Value of such non-cash consideration at the time of signing of the definitive transaction agreement for the applicable transaction) or
(ii) that is otherwise consented to by the holders of two-thirds of the outstanding Series 8 Convertible Preferred Shares.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Securities Purchase Agreement” means that certain Securities Purchase Agreement, dated as of February 14, 2017, between the MDC Partners Inc. and the Investor.
“Senior Securities” means any shares in the capital of the Corporation the terms of which expressly provide that they will rank senior in preference or priority to the Series 8 Convertible Preferred Shares with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Corporation.
“Series 8 Original Issuance Date” means [ ]2.

2
Note to Draft: To be two business days after the Stagwell Contribution, and concurrently with the redemption of the Series 4.

“Series 9 Alternative Preference Shares” means the Series 9 Series 8 Convertible Preferred Shares authorized by the Corporation concurrently with the Series 8 Convertible Preferred Shares.
“share capital” means any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of capital, partnership interests (whether general or limited) or equivalent ownership interests in or issued by such person, and with respect to the Corporation includes, without limitation, any and all Common Shares and the Preference Shares.
“Specified Event” means the tenth (10th) Business Day after the consummation of a Fundamental Change that does not constitute a Qualifying Transaction.
“Stagwell” means Stagwell Media LP, a Delaware limited partnership.
“Subsidiary” means with respect to any person, any corporation, association or other business entity of which more than 50% of the outstanding Voting Stock is owned, directly or indirectly, by, or, in the case of a partnership, the sole general partner or the managing partner or the only general partners of which are, such person and one or more Subsidiaries of such person (or a combination thereof). Unless otherwise specified, “Subsidiary” means a Subsidiary of the Corporation.
“Trading Day” means any day on which (i) there is no Market Disruption Event and (ii) the Exchange is open for trading or, if the Class A Shares are not so listed, admitted for trading or quoted, any Business Day. A Trading Day only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time) or the then standard closing time for regular trading on the relevant Exchange.
“Voting Stock” means the Class A Shares, the Class B Shares, the Class C Shares and securities of any class or kind ordinarily having the power to vote generally for the election of directors of the Board of Directors of the Corporation or its successor.
Each of the following terms is defined in the Section set forth opposite such term:
Term	Section
Accretion Rate	SECTION 3(b)
Additional Class A Shares	SECTION 6(f)(v)(B)
Additional Dividends	SECTION 2(b)(i)
Aggregate Amount	SECTION 6(f)(iii)
Base Liquidation Preference	SECTION 3(b)
Class A Equivalents	SECTION 6(f)(v)(B)
Class A Shares	SECTION 3(a)
Class A Shares Outstanding	SECTION 6(f)(ii)
Class B Shares	SECTION 3(a)
Class C Shares	SECTION 3(a)
Conversion Amount	SECTION 6(a)
Conversion Date	SECTION 6(a)
Conversion Price	SECTION 6(a)
Series 8 Convertible Preferred Shares	Preamble
Disposition Event	SECTION 6(f)(iv)
Dividends	SECTION 2(b)(i)
Expiration Date	SECTION 6(f)(iii)
Expiration Time	SECTION 6(f)(iii)(A)
Liquidation Preference	SECTION 3(a)
Maximum Voting Power	SECTION 3(b)
Participating Dividends	SECTION 2(a)

Term	Section
Preference Shares	Preamble
Purchased Shares	SECTION 6(f)(iii)
qualifying consideration	SECTION 9(gg)
Quarterly Compounding Date	SECTION 3(b)
Redemption Date	SECTION 7(a)(i)
Redemption Notice	SECTION 7(a)(ii)
Redemption Price	SECTION 7(a)(i)
Reference Property	SECTION 6(f)(iv)
Rights Trigger	SECTION 6(f)(xii)
Special Conversion Shares	SECTION 8(c)
SECTION 10.   Miscellaneous. For purposes of this Certificate of Designation, the following provisions shall apply:
(a) Withholding Tax.   Notwithstanding any other provision of this Certificate of Designation, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to this Certificate of Designation any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to this Certificate of Designation is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any noncash payment, distribution, issuance or delivery to be made pursuant to this Certificate of Designation any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of Series 8 Convertible Preferred Shares pursuant to this Certificate of Designation shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this SECTION 10. In the absence of any such deduction or withholding by the Corporation, and unless agreed otherwise by the Corporation in writing, holders of Series 8 Convertible Preferred Shares shall be responsible for all withholding taxes under the Internal Revenue Code of 1986 (the “Tax Code”) in respect of any payment, distribution, issuance or delivery made or credited to them pursuant to this Certificate of Designation and shall indemnify and hold harmless the Corporation on an after-tax basis (for this purpose, having regard only to taxes for which the Corporation is liable under the Tax Code for any such taxes imposed on any payment, distribution, issuance or delivery made or credited to them pursuant to this Certificate of Designation.
(b) Wire or Electronic Transfer of Funds.   Notwithstanding any other right, privilege, restriction or condition attaching to the Series 8 Convertible Preferred Shares, the Corporation may, at its option, make any payment due to registered holders of Series 8 Convertible Preferred Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Corporation shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation shall provide a notice to the applicable registered holders of Series 8 Convertible Preferred Shares at their respective addresses appearing on the books of the Corporation. Such notice shall request that each applicable registered holder of Series 8 Convertible Preferred Shares provide the particulars of an account of such holder with a chartered bank in the United States to which the wire or electronic transfer of funds shall be directed. If the Corporation does not receive account particulars from a registered holder of Series 8 Convertible Preferred Shares prior to the date such payment is to be made, the Corporation shall deposit the funds otherwise payable to such holder in a special account or accounts in trust for such holder. The making of a payment by way of a wire or electronic transfer of funds or the deposit by the Corporation of funds otherwise payable to a holder in a special account or accounts in trust for such holder shall be deemed to constitute payment by the

Corporation on the date thereof and shall satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer or deposit.
(c) Amendments.   The terms of the Series 8 Convertible Preferred Shares may be altered, modified, amended, supplemented or repealed with such approval as may then be required by this Certificate of Designation and the General Corporation Law of the State of Delaware.
(d) U.S. Currency. Unless otherwise stated, all references herein to sums of money are expressed in lawful money of the United States.
[Rest of page intentionally left blank.]

IN WITNESS WHEREOF, the undersigned, a duly authorized officer of the Corporation, has executed this Certificate of Designation this [      ] day of [                 ,] 2021.
[NEW MDC INC.]
By:

Name:
Title:

Exhibit D: Credit Agreement

SUBORDINATED UNSECURED LOAN AGREEMENT
by and among
[NEW MDC INC.]3,
as Borrower,
and
THE LENDERS PARTIES HERETO,
as Lenders
Dated as of [•], 2021

3
Note to draft: Day one borrower subject to continued structuring discussion.

LOAN AGREEMENT
This Loan Agreement (“Agreement”) is entered into as of [•], 2021 between [New MDC Inc.], a Delaware corporation (the “Borrower”) and the lenders identified on the signature pages hereof (such lenders, the “Initial Lenders,” and together with any other lenders that subsequently become a party to this Agreement, the “Lenders”).
The Borrower has requested that the Initial Lenders make Loans (as defined below) on the terms and conditions set forth herein. The Initial Lenders are willing to make the requested Loans on the terms and conditions set forth herein, with repayment of such Loan on the Maturity Date (as defined below).
Accordingly, in consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:
DEFINITIONS AND ACCOUNTING TERMS
Defined Terms.
As used in this Agreement, the following terms have the meanings set forth below:
“Acceptable Commitment” has the meaning specified in Section 7.04(b).
“Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or at the time it merges or consolidates with the Borrower or any of its Restricted Subsidiaries or is assumed in connection with the acquisition of assets from such Person. Such Indebtedness will be deemed to have been incurred at the time such Person becomes a Restricted Subsidiary or at the time it merges or consolidates with the Borrower or a Restricted Subsidiary or at the time such Indebtedness is assumed in connection with the acquisition of assets from such Person.
“Additional Notes” has the meaning specified in the Indenture.
“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.
“Affiliate Transaction” has the meaning specified in Section 7.05.
“Agreement” has the meaning specified in the preamble hereto.
“Anti-Corruption Laws” means the FCPA and all other applicable laws and regulations or ordinances concerning or relating to bribery or corruption in any jurisdiction in which the Borrower or any of its Subsidiaries or Affiliates is located or is doing business.
“Anti-Money Laundering Laws” means the applicable laws or regulations in any jurisdiction in which the Borrower or any of its Subsidiaries or Affiliates is located or is doing business that relates to money laundering, any predicate crime to money laundering, or any financial record keeping and reporting requirements related thereto.
“Asset Acquisition” means:
(1)   (a) an Investment by the Borrower or any Restricted Subsidiary in any other Person pursuant to which such Person will become a Restricted Subsidiary, or will be merged with or into the Borrower or any Restricted Subsidiary and (b) an acquisition by the Borrower or any Restricted Subsidiary of Capital Stock held by any Person other than the Borrower or a Restricted Subsidiary;
(2)   the acquisition by the Borrower or any Restricted Subsidiary of the assets of any Person (other than a Subsidiary of the Borrower) which constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business; or
(3)   any Revocation with respect to an Unrestricted Subsidiary.

“Asset Sale” means any sale, disposition, issuance, conveyance, transfer, lease, assignment or other transfer (each, a “disposition”) by the Borrower or any Restricted Subsidiary of:
(a)   any Capital Stock other than Capital Stock of the Borrower; or
(b)   any property or assets (other than cash, Cash Equivalents or Capital Stock) of the Borrower or any Restricted Subsidiary;
Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:
(1)   the disposition of all or substantially all of the assets of the Borrower and its Restricted Subsidiaries as permitted under Section 7.04;
(2)   a disposition of inventory, obsolete or worn-out equipment, accounts receivable or intellectual property in the ordinary course of business;
(3)   dispositions of assets or Capital Stock (excluding the issuance of minority interests to management of any Restricted Subsidiary (including any Person controlled by one or more members of such management)) in any transaction or series of related transactions with an aggregate Fair Market Value not to exceed $15.0 million;
(4)   for purposes of Section 7.04 only, the making of Restricted Payments or Permitted Investments permitted under Section 7.02;
(5)   a disposition to the Borrower or a Restricted Subsidiary, including a Person that is or will become a Restricted Subsidiary immediately after the disposition; provided that this clause (5) applies only to (i) a disposition to the Borrower or a Wholly Owned Subsidiary, (ii) a disposition between Restricted Subsidiaries that are not Wholly Owned Subsidiaries so long as the Borrower or a Restricted Subsidiary owns, directly or indirectly, an equal or greater percentage of the economic and voting interests in the Capital Stock of the transferee as it does in respect of the transferor or (iii) a merger or consolidation between one or more Restricted Subsidiaries that are not Wholly Owned Subsidiaries;
(6)   the lease, assignment or sub-lease of any real or personal property in the ordinary course of business; provided that, such lease constitutes an operating lease;
(7)   foreclosures, condemnation or any similar action on assets;
(8)   any involuntary loss, damage or destruction of property;
(9)   the licensing or sub-licensing of intellectual property or other general intangibles in the ordinary course of business, other than the licensing of intellectual property on a long-term basis;
(10)   any surrender or waiver of contract rights or the settlement, release or surrender of contract rights or other litigation claims in the ordinary course of business;
(11)   the creation of a lien permitted under the Indenture; and
(12)   any issuance of Management Appreciation Interests in one or more transactions so long as such issuance or issuances do not cause the applicable Restricted Subsidiary to cease to be a Subsidiary of the Borrower.
“Asset Sale Transaction” means any Asset Sale and, whether or not constituting an Asset Sale, (1) any sale or other disposition of Capital Stock of a Restricted Subsidiary and (2) any Designation with respect to an Unrestricted Subsidiary.
“Bank Credit Facility” means the amended and restated credit agreement dated as of March 20, 2013 among MDC, Maxxcom Inc., as borrower, the guarantors and lenders from time to time party thereto, and Wells Fargo Capital Finance, LLC, as agent, and all amendments thereto, together with the related documents thereto (including, without limitation, any Guarantee agreements and security documents), as such agreement may be amended (including any amendment and restatement thereof), supplemented or otherwise modified or replaced from time to time by one or more credit agreements, including the Stagwell

Facilities, or any indentures or commercial paper facilities, including any agreement or indenture adding Subsidiaries of MDC as additional borrowers or guarantors thereunder or extending the maturity of, refinancing, replacing, increasing the amount outstanding or otherwise restructuring all or any portion of the Indebtedness under such agreement(s) or any successor or replacement agreement(s) and whether by the same or any other agent, trustee, lender or group of lenders or investors, including the Stagwell Facilities.
“Bankruptcy Event of Default” means:
(1)   the entry by a court of competent jurisdiction of: (i) a decree or order for relief in respect of any Bankruptcy Party in an involuntary case or proceeding under any Debtor Relief Law or (ii) a decree or order (A) adjudging any Bankruptcy Party a bankrupt or insolvent, (B) approving as properly filed a petition seeking reorganization, examinership, arrangement, adjustment or composition of, or in respect of, any Bankruptcy Party under any Debtor Relief Law, (C) appointing a Custodian of any Bankruptcy Party or of any substantial part of the property of any Bankruptcy Party, or (D) ordering the winding-up or liquidation of the affairs of any Bankruptcy Party, and in each case, the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive calendar days; or
(2)   (i) the commencement by any Bankruptcy Party of a voluntary case or proceeding under any Debtor Relief Law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, (ii) the consent by any Bankruptcy Party to the entry of a decree or order for relief in respect of any Bankruptcy Party in an involuntary case or proceeding under any Debtor Relief Law or to the commencement of any bankruptcy or insolvency case or proceeding against any Bankruptcy Party, (iii) the filing by any Bankruptcy Party of a petition or answer or consent seeking reorganization, examinership or relief under any Debtor Relief Law, (iv) the consent by any Bankruptcy Party to the filing of such petition or to the appointment of or taking possession by a Custodian of any Bankruptcy Party or of any substantial part of the property of any Bankruptcy Party, (v) the making by any Bankruptcy Party of an assignment for the benefit of creditors, (vi) the admission by any Bankruptcy Party in writing of its inability to pay its debts generally as they become due, or (vii) the approval by stockholders of the Borrower of any plan or proposal for the liquidation or dissolution of the Borrower in furtherance of any action referred to in clauses (i) through (vi) above, or (viii) the taking of corporate action by any Bankruptcy Party in furtherance of any action referred to in clauses (i) through (vii) above.
“Bankruptcy Party” means the Borrower, MDC and any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.
“Beneficial Ownership Certification” means a certification regarding beneficial owner-ship required by the Beneficial Ownership Regulation.
“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.
“Board” shall mean the Board of Governors of the Federal Reserve System of the United States (or any successor).
“Borrower” has the meaning specified in the preamble hereto.
“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the Laws of, or are in fact closed in, the State of New York.
“Capital Stock” means:
(1)   with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person and stock appreciation rights;
(2)   with respect to any Person that is not a corporation, any and all partnership or other equity or ownership interests of such Person; and
(3)   any warrants, rights or options to purchase any of the instruments or interests referred to in clause (1) or (2) above.

For the avoidance of doubt, Management Appreciation Interests shall constitute Capital Stock of the applicable Restricted Subsidiary that issued such Management Appreciation Interests.
“Capitalized Lease Obligations” means, with respect to any Person, the Obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP. For purposes of this definition, the amount of such Obligations at any date will be the capitalized amount of such Obligations at such date, determined in accordance with GAAP; provided that any such obligations of the Borrower or its Subsidiaries that are not required to be reflected on the consolidated balance sheet of the Borrower in accordance with GAAP, but are subsequently recharacterized as capital lease obligations due to a change in accounting treatment, shall for all purposes under this Agreement not be treated as capital lease obligations, Capitalized Lease Obligations or Indebtedness.
“Cash Equivalents” means:
(1)   marketable direct obligations issued by, or unconditionally guaranteed by, the U.S. government or issued by any agency thereof and backed by the full faith and credit of the United States, Canada, the United Kingdom or any European Union central bank, in each case maturing within one year from the date of acquisition thereof;
(2)   marketable direct obligations issued by any state of the United States or province of Canada or any political subdivision of any such state or province or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Moody’s or S&P (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency (as defined in the Existing Indenture));
(3)   commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s;
(4)   demand deposits, certificates of deposit, time deposits or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States or Canada or any state or province thereof or the District of Columbia, the United Kingdom or any country of the European Union or any U.S. or Canadian branch of a non-U.S. or Canadian bank having at the date of acquisition thereof combined capital and surplus of not less than $500.0 million (or the equivalent thereof);
(5)   repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clauses (2) and (4) above; and
(6)   investments in money market funds which invest substantially all of their assets in securities of the types described in clauses (1) through (5) above.
“Cash Management Arrangements” means (a) the advance of cash on hand by Restricted Subsidiaries of the Borrower on a regular basis to one or more pooled deposit or sweep accounts maintained by the Borrower or MDC with one or more financial institutions (“Cash Management Financial Institutions”) for the purpose of funding the operations of the Borrower and its Restricted Subsidiaries and other corporate purposes, (b) the advance of cash on hand or borrowed by the Borrower from one or more of the pooled deposit or sweep accounts maintained by the Borrower or MDC with one or more financial institutions to one or more of the Restricted Subsidiaries of the Borrower for the purpose of funding the operations of the Restricted Subsidiaries and (c) one or more overdraft facilities between the Borrower or MDC and one or more Cash Management Financial Institutions based on cash deposited with them.
“Cash Management Financial Institution” has the meaning assigned to it in the definition of “Cash Management Arrangements.”
“Change of Control” means the occurrence of any of the following:
i.   any “person” or “group” of related persons other than one or more of the Permitted Holders is or becomes the “beneficial owner” directly or indirectly, in the aggregate of more than

50% of the total voting power of the voting stock of the Borrower (including a successor, if applicable) provided that the formation of a holding company to hold Capital Stock of the Borrower which does not change the beneficial ownership of such Capital Stock (except as a result of the exercise of dissenters’ rights) will not constitute a Change of Control under this clause (1);
ii.   during any period of two consecutive years, individuals who at the beginning of such period constituted the board of directors of the Borrower, together with any new directors whose election by such board of directors or whose nomination for election by the stockholders of the Borrower was approved by a vote of a majority of the directors of the Borrower then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the board of directors of the Borrower then in office;
iii.   the approval by the holders of Capital Stock of the Borrower of any plan or proposal for the liquidation or dissolution of the Borrower, whether or not otherwise in compliance with the provisions of this Agreement; or
iv.   the Borrower consolidates with, or merges with or into, another Person, or the Borrower sells, conveys, assigns, transfers, leases or otherwise disposes of all or substantially all of the assets of the Borrower, determined on a consolidated basis, to any Person, other than a transaction where the Person or Persons that, immediately prior to such transaction, beneficially owned the outstanding voting stock of the Borrower are, by virtue of such prior ownership, the beneficial owners in the aggregate of a majority of the total voting power of the then outstanding voting stock of the surviving or transferee Person (or if such surviving or transferee Person is a direct or indirect wholly-owned subsidiary of another Person, such Person who is the ultimate parent entity), in each case whether or not such transaction is otherwise in compliance with this Agreement.
For purposes of this definition:
(a) “beneficial owner” has the meaning specified in Rules 13d-3 and 13d-5 under the Exchange Act, except that any person or group will be deemed to have beneficial ownership of all securities that such person or group or has the right to acquire by conversion or exercise of other securities, whether such right is exercisable immediately or only after the passage of time (“beneficially own” and “beneficially owned” have corresponding meanings); and
(b) “person” and “group” have the meanings as used in Sections 13(d) and 14(d) of the Exchange Act.
“Closing Date” means the date on which this Agreement becomes effective following satisfaction of the conditions set forth in Section 4.01, which shall be [•], 2021.
“Closing Date Transactions” means (i) the Redemption, (ii) the Series 8 Preferred Shares Issuance, and (iii) the consummation of the Stagwell Transaction.
“Code” means the Internal Revenue Code of 1986, as amended.
“Commission” means the Securities and Exchange Commission, or any successor agency thereto with respect to the regulation or registration of securities in the United States.
“Common Stock” means, with respect to any Person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common equity interests, and includes, without limitation, all series and classes of such common equity interests.
“Consolidated EBITDA” has the meaning specified in the Existing Indenture.
“Consolidated Leverage Ratio” has the meaning specified in the Existing Indenture.
“Consolidated Net Interest Expense” has the meaning specified in the Existing Indenture.
“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Custodian” means any receiver, trustee, examiner, assignee, liquidator, sequestrator or similar official under any Debtor Relief Law.
“Debtor Relief Laws” means Title 11 of the Bankruptcy Code of the United States or any similar federal, state, Canadian, provincial or other non-U.S. law for the relief of debtors.
“Default” means any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would be an Event of Default.
“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Borrower or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an officers’ certificate, setting forth the basis of such valuation, executed by the principal financial officer of the Borrower, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.
“Designation” has the meaning specified in Section 7.07(a).
“Disqualified Capital Stock” means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof, in any case, on or prior to the date that is one year after the final maturity date of the Notes. For the avoidance of doubt, “Disqualified Capital Stock” shall not include the Series 8 Preferred Shares or equity interests of minority holders of Capital Stock of Restricted Subsidiaries of the Borrower by virtue of put and call arrangements and Management Appreciation Interests.
“Dollars” and “$” means lawful money of the United States of America.
“Event of Default” has the meaning specified in Section 8.01.
“Excluded Affiliates” means any employees of any Affiliate of any Lender that are engaged as principals primarily in private equity or venture capital transactions.
“Excluded Taxes” means, with respect to any Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder or under any other Loan Document, (a) Taxes imposed on (or measured by) such recipient’s net income (however denominated), franchise Taxes (imposed on it in lieu of net income Taxes) and branch profits Taxes, in each case, imposed by a jurisdiction (i) as a result of such recipient being organized or having its principal office or, in the case of any Lender, its applicable lending office in such jurisdiction, or (ii) that are Other Connection Taxes, (b) any Tax imposed pursuant to FATCA, (c) any Tax that is attributable to a Lender’s failure to comply with Section 3.01(e), and (d) any U.S. federal withholding Taxes imposed on amounts payable to a Lender pursuant to a Requirement of Law in effect at the time such Lender becomes a party hereto or designates a new lending office, except to the extent that such Lender was entitled, at the time of designation of a new lending office, to receive payment of additional amounts with respect to such withholding Taxes under Section 3.01.
“Existing Indenture” means the Indenture dated as of March 23, 2016, among MDC, as the issuer, the note guarantors party thereto, and The Bank of New York Mellon, as trustee, relating to the issuance of MDC’s 7.500% Senior Notes due 2024, as amended or supplemented by or pursuant to the First Supplemental Indenture dated as of September 16, 2020, the Second Supplemental Indenture dated as of January 13, 2021, and the Third Supplemental Indenture dated as of February 8, 2021, but without giving effect to any other amendments, supplements, waivers or modifications.
“FATCA” means Sections 1471 through 1474 of the Code as of the date of this Agreement (or any amended or successor version that is substantively comparable thereto and not materially more onerous to comply with), any current or future United States Treasury regulations thereunder or other official interpretations thereof, any agreements entered into pursuant to current Section 1471(b)(1) of the Code as of the date of this Agreement (or any amended or successor version described above) and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities and implementing such Sections of the Code.

“Fair Market Value” means, with respect to any asset, the price (after taking into account any liabilities relating to such assets) which could be negotiated in an arm’s-length free market transaction, for cash, between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction.
“Foreign Lender” means a Lender that is not a “United States person” as defined in Section 7701(a)(30) of the Code.
“Four Quarter Period” means for any Person, as of any date, the four most recent full fiscal quarters of such Person for which financial statements of such Person are available as of such date; it being understood that calculations for any Four Quarter Period will be calculated by giving pro forma effect to the events or initiatives specified in the definition of Pro Forma Adjustment Items that occurred or commenced during such Four Quarter Period or at any time subsequent to the last day of such Four Quarter Period and on or prior to such date as if any such event had occurred or such initiative had commenced on the first day of such Four Quarter Period.
“GAAP” has the meaning specified in the Existing Indenture.
“Governmental Authority” means the government of the United States, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.
“Guarantee” means any Obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person:
(1)   to purchase or pay, or advance or supply funds for the purchase or payment of, such Indebtedness of such other Person, whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise, or
(2)   entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof, in whole or in part;
provided that “Guarantee” will not include endorsements for collection or deposit in the ordinary course of business. “Guarantee” used as a verb has a corresponding meaning.
“Hedging Obligations” means the Obligations of any Person pursuant to any interest rate agreement, currency agreement or commodity agreement.
“Indebtedness” means, with respect to any Person, without duplication:
(1)   all Obligations of such Person for borrowed money;
(2)   all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;
(3)   all Capitalized Lease Obligations of such Person;
(4)   all Obligations of such Person issued or assumed as the deferred purchase price of property (including, without limitation, deferred acquisition consideration in respect of any Capital Stock or business), all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable, including corporate credit card charges in respect thereof, and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted);
(5)   all letters of credit, banker’s acceptances or similar credit transactions, including reimbursement Obligations in respect thereof;
(6)   Guarantees and other contingent Obligations of such Person in respect of Indebtedness referred to in clauses (1) through (4) above and clauses (7), (8) and (9) below;

(7)   all Indebtedness of any other Person of the type referred to in clauses (1) through (6) which is secured by any lien on any property or asset of such Person, the amount of such Indebtedness being deemed to be the lesser of the Fair Market Value of such property or asset or the amount of the Indebtedness so secured;
(8)   Obligations under Hedging Obligations of such Person;
(9)   all liabilities recorded on the balance sheet of such Person in connection with a sale or other disposition of accounts receivables and related assets; and
(10)   all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any; provided that:
(a)   if the Disqualified Capital Stock does not have a fixed repurchase price, such maximum fixed repurchase price will be calculated in accordance with the terms of the Disqualified Capital Stock as if the Disqualified Capital Stock were purchased on any date on which Indebtedness will be required to be determined pursuant to this Agreement; and
(b)   if the maximum fixed repurchase price is based upon, or measured by, the Fair Market Value of the Disqualified Capital Stock, the fair market value will be the Fair Market Value thereof, provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include obligations under or in respect of the Tax Receivables Agreement.
The amount of the Indebtedness in respect of any Hedging Obligations at any time shall be equal to the amount payable as a result of the termination of such Hedging Obligations at such time. The amount of any Indebtedness outstanding as of any date shall be the outstanding balance at such date of all unconditional Obligations as described above and, with respect to contingent Obligations, the maximum liability upon the occurrence of the contingency giving rise to the Obligation, and shall be:
(1)   the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and
(2)   the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.
“Indemnified Taxes” means (a) all Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of the Borrower under any Loan Document and (b) to the extent not otherwise described in (a), Other Taxes.
“Indemnitee” has the meaning specified in Section 9.03(b).
“Indenture” means the Existing Indenture, as amended, supplemented, waived or modified from time to time.
“Initial Lenders” has the meaning specified in the preamble hereto.
“Investment” means, with respect to any Person, any:
(1)   direct or indirect loan, advance or other extension of credit (including, without limitation, a Guarantee) to any other Person,
(2)   capital contribution (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others) to any other Person, or
(3)   any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by any other Person.
and excluding accounts receivable, deposits, advances to customers, commission, travel and similar advances to officers and employees, in each case made in the ordinary course of business.

“Issue Date” means the first date of issuance of Notes under the Indenture.
“Laws” means, collectively, all international, foreign, federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directives, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of Law.
“Lenders” has the meaning specified in the preamble hereto.
“Loan Commitment” means, (i) as to each Initial Lender, its obligation to make the Loan to the Borrower pursuant to Section 2.01 in the aggregate principal amount as set forth opposite its name on Schedule I hereto and (ii) as to any other Lender that acquires a portion of the Loan in accordance with Section 9.05, such Lender’s obligation to make a portion of the Loan to the Borrower. The aggregate Loan Commitments of all Lenders shall be $25,000,000 on the Closing Date.
“Loan Documents” means, collectively, this Agreement and any amendments, supplements, or modifications thereto.
“Loan” has the meaning specified in Section 2.01.
“Management Appreciation Interests” means interests issued by a Restricted Subsidiary (including such interests in existence as of the Closing Date) to one or more members of its management solely for compensatory purposes (whether directly or to any Person in which one or more such members have an interest) which entitle the holders thereof to the future appreciation in value of any Restricted Subsidiary above the value of such Restricted Subsidiary as of the date of issuance which, in the case of Management Appreciation Interests amended or issued on or after the Closing Date, in the aggregate, do not result in the Borrower and its Restricted Subsidiaries being entitled to less than 50.1% of such future appreciation in value of such Restricted Subsidiary.
“Material Adverse Effect” means a material adverse effect on (a) the business, operations, assets, liabilities (actual or contingent) or financial condition of the Borrower and its subsidiaries, taken as a whole, or (b) the rights and/or remedies of the Lenders under this Agreement.
“Maturity Date” means the earliest to occur of: (A) [•], 20244 and (B) the date that all Loans shall become due and payable in full hereunder, whether by acceleration or otherwise; provided, however, that, in each case, if such date is not a Business Day, the Maturity Date shall be the next succeeding Business Day.
“Maximum Rate” has the meaning specified in Section 9.06.
“MDC” means [Midas Opco Holdings LLC], a Delaware limited liability company (as successor to MDC Partners Inc.).
“Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents, excluding the release of any Indebtedness or other liabilities, but including any cash received upon the sale or other disposition of any Designated Non-cash Consideration or payments in respect of deferred payment Obligations when received in the form of cash or Cash Equivalents received by the Borrower or any of its Restricted Subsidiaries from such Asset Sale, net of:
(1)   reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions);
(2)   taxes paid or payable in respect of such Asset Sale after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements;
(3)   repayment of Indebtedness secured by a lien permitted under the Existing Indenture that is required to be repaid in connection with such Asset Sale; and

4
NTD: 3 years from the Closing Date.

(4)   appropriate amounts to be provided by the Borrower or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Borrower or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification Obligations associated with such Asset Sale, but excluding any reserves with respect to Indebtedness.
“Note Guarantor” has the meaning specified in the Indenture and shall include MDC as issuer of the Notes.
“Notes” has the meaning specified in the Indenture.
“Obligations” means, with respect to any Indebtedness, any principal, interest (including, without limitation, post-petition interest), penalties, fees, indemnifications, reimbursements, damages, and other liabilities payable under the documentation governing such Indebtedness, including the Loans.
“OFAC” means The Office of Foreign Assets Control of the U.S. Department of the Treasury.
“Organization Documents” means the Borrower’s certificate or articles of incorporation and bylaws.
“Other Connection Taxes” means, with respect to any recipient, Taxes imposed as a result of a present or former connection between such recipient and the jurisdiction imposing such Tax (other than connections arising from such recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).
“Other Taxes” means all present or future stamp, documentary, intangible, recording, filing, transfer or similar Taxes or any other excise or property Taxes, charges or similar levies, and any penalties, additions to tax or interest due with respect thereto, that arise from any payment made under any Loan Document or in connection with the execution, delivery, registration of, performance, enforcement, or otherwise with respect to any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment.
“Participant” has the meaning specified in Section 9.05(d).
“Participant Register” has the meaning specified in Section 9.05(d).
“Patriot Act” has the meaning specified in Section 5.10.
“Payment Default” has the meaning specified in Section 10.01(c).
“Permitted Business” means the business or businesses conducted by the Borrower and its Restricted Subsidiaries as of the Closing Date and any reasonable extension thereof or any business ancillary or complementary thereto.
“Permitted Holders” means (1) Stagwell Media LP, Stagwell Blocker LLC, Omnicom Group Inc., The Interpublic Group of Companies, Inc., WPP plc, Publicis Groupe S.A., Havas S.A. and Dentsu Inc., (2) with respect to Stagwell Media LP only, an Affiliate, general partner or limited partner of Stagwell Media LP as of immediately following the Stagwell Transaction and (3) any Person at least 80% of the outstanding Capital Stock of which is owned by one or more Persons described in clause (1) above.
“Permitted Indebtedness” has the meaning specified in Section 7.01(b).
“Permitted Investing Subsidiary” has the meaning specified in Section 7.04(b).
“Permitted Investments” means:
(1)   Investments by the Borrower or any Restricted Subsidiary in any Person that is, or that result in any Person becoming, immediately after such Investment, a Restricted Subsidiary or constituting a merger or consolidation of such Person into the Borrower or with or into a Restricted Subsidiary but excluding purchasing, redeeming or otherwise acquiring or retiring for value any Management Appreciation Interests other than as permitted under Section 7.02(b)(xi);
(2)   Investments in the Borrower;
(3)   Investments in cash and Cash Equivalents;
(4)   any extension, modification or renewal of any Investments existing as of the Closing Date (but not Investments involving additional advances, contributions or other investments of cash or property or other increases thereof, other than as a result of the accrual or accretion of interest or original issue discount or payment-in-kind pursuant to the terms of such Investment as of the Closing Date);
(5)   Investments permitted pursuant to clause (ii) or (viii) of Section 7.05(b);
(6)   Investments received as a result of the bankruptcy or reorganization of any Person or taken in settlement of or other resolution of claims or disputes, and, in each case, extensions, modifications and renewals thereof or as a result of a foreclosure by the Borrower or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;
(7)   Investments made by the Borrower or its Restricted Subsidiaries as a result of non-cash consideration permitted to be received in connection with an Asset Sale made in compliance with Section 7.04;
(8)   Investments in the form of Hedging Obligations permitted under clause (v) of Section 7.01(b);
(9)   Investments made solely in exchange for common equity of the Borrower constituting Qualified Capital Stock;
(10)   Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment;
(11)   (A)   loans and advances to, or Guarantees of Indebtedness of, employees of the Borrower and its Restricted Subsidiaries (excluding any “executive officers” (as defined in Rule 3b-7 under the Exchange Act) of the Borrower) not to exceed $5.0 million at any one time outstanding in the aggregate; or
   (B)   loans and advances to current or former employees, officers, and directors of the Borrower or any of its Restricted Subsidiaries, their respective estates, spouses or former spouses, in each case for the purpose of purchasing Capital Stock of the Borrower or such Restricted Subsidiary, as the case may be, so long as the proceeds of such loans or advances are received by the Borrower or the relevant Restricted Subsidiary;
(12)   loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, including credit card borrowings in respect thereof, in each case incurred in the ordinary course of business or to fund such Person’s purchase of Capital Stock of the Borrower from the Borrower;
(13)   Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (13) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or Cash Equivalents, not to exceed $15.0 million at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);
(14)   Investments existing on the Closing Date;
(15)   (x) Prepayments of the Loan and (y) repurchases of Notes; or

(16)   Investments in a Person engaged in a Permitted Business not to exceed $40.0 million at any one time outstanding (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value).
“Permitted Junior Securities” means:
(1)   Capital Stock of the Borrower, any guarantor or any direct or indirect parent of the Borrower; or
(2)   unsecured indebtedness that is subordinated to all Senior Indebtedness to substantially the same extent as, or to a greater extent than, the Loans under this Agreement.
“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.
“Preferred Stock” means, with respect to any Person, any Capital Stock of such Person that has preferential rights over any other Capital Stock of such Person with respect to dividends, distributions or redemptions or upon liquidation. For the avoidance of doubt, “Preferred Stock” shall not include equity interests of minority holders of Capital Stock of Restricted Subsidiaries of the Borrower by virtue of put and call arrangements or Management Appreciation Interests.
“Pro Forma Adjustment Items” means, in respect of any Person:
(1)   (A) the incurrence, repayment or redemption of any Indebtedness (including Acquired Indebtedness) of such Person or any of its Subsidiaries (Restricted Subsidiaries, in the case of the Borrower), and the application of the net proceeds thereof, including the incurrence of any Indebtedness (including Acquired Indebtedness), and the application of the net proceeds thereof, giving rise to the need to make such determination, and (B) the issuance or repurchase of Preferred Stock of a Subsidiary of such Person (a Restricted Subsidiary, in the case of the Borrower) and the application of the net proceeds thereof;
(2)   any Asset Sale Transaction, Asset Acquisition, Investment, merger, consolidation or discontinued operation by or involving such Person or any of its Subsidiaries (Restricted Subsidiaries, in the case of the Borrower), including any Asset Sale Transaction, Asset Acquisition, Investment, merger or consolidation giving rise to the need to make such determination, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to such date of determination, as if such Asset Sale Transaction, Asset Acquisition, Investment, merger, consolidation or discontinued operation occurred on the first day of the Four Quarter Period; provided that whenever pro forma effect is to be given to any Asset Sale Transaction, Asset Acquisition, Investment, merger, consolidation or discontinued operation, the pro forma calculations shall be made or approved in good faith by the principal financial or accounting officer of such Person and, in the case of the Borrower, may include adjustments appropriate, in the reasonable determination of the Borrower, to reflect, without duplication, operating expense reductions and other operating improvements or synergies reasonably expected to result from any such Asset Sale Transaction, Asset Acquisition, Investment, merger, consolidation or discontinued operation within 12 months of the date of any such transaction, or which have resulted therefrom as of the date of determination; and
(3)   in the case of the Borrower, without duplication, operating expense reductions reasonably expected to result from any restructuring or other similar cost-savings program adopted by the Board of Directors or senior management of the Borrower within 12 months of the date of adoption of such program, or which have resulted therefrom as of the date of determination, including, without limitation, one-time expenses and operational cost reductions pursuant to an initiated or planned restructuring or similar plan and severance and related cost-savings for eliminated positions, as approved in good faith by the principal financial or accounting officer of the Borrower; provided that notwithstanding anything herein to the contrary, the amount of such operating expense reductions included in any such pro forma calculation under this clause (3) shall not increase the Consolidated EBITDA of the Borrower by more than 10% in the aggregate for any Four Quarter Period.
“Purchase Money Indebtedness” means Indebtedness incurred for the purpose of financing all or any part of the purchase price or cost of construction of any property other than Capital Stock; provided that the aggregate principal amount of such Indebtedness does not exceed the lesser of the Fair Market Value of such property or such purchase price or cost, including any Refinancing of such Indebtedness that does not increase the aggregate principal amount (or accreted amount, if less) thereof as of the date of Refinancing.
“Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock and any warrants, rights or options to purchase or acquire Capital Stock that is not Disqualified Capital Stock that are not convertible into or exchangeable into Disqualified Capital Stock.
“Redeemed Preferred Shares” shall mean the portion of the Series 4 Preferred Shares to the value of up to $30.0 million redeemed by the Initial Lenders, in each case, in its capacity as a holder of the Series 4 Preferred Shares.
“Redemption” shall mean the redemption of the Initial Lenders of the Redeemed Preferred Shares.
“Refinance” means, in respect of any Indebtedness, to issue any Indebtedness in exchange for or to refinance, repay, redeem, replace, defease or refund such Indebtedness in whole or in part. “Refinanced” and “Refinancing” have corresponding meanings.
“Refinancing Indebtedness” means Indebtedness of the Borrower or any Restricted Subsidiary issued to Refinance, any other Indebtedness of the Borrower or a Restricted Subsidiary so long as the aggregate principal amount (or initial accreted value, if applicable) of such new Indebtedness as of the date of such proposed Refinancing does not exceed: (a) the aggregate principal amount (or accreted value as of such date, if applicable) of the Indebtedness being Refinanced, or (b) in the case of a Refinancing of the Indebtedness incurred under Section 7.01(b)(ii) or (iii), $1.0 billion, (plus, in each case, the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and the amount of reasonable expenses incurred by the Borrower or a Restricted Subsidiary in connection with such Refinancing).
“Register” has the meaning specified is Section 9.05(c).
“Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents, members, attorneys, controlling persons, administrators, trustees, managers, advisors and representatives of such Person and of each of such Person’s Affiliates and permitted successors and assigns of each of the foregoing.
“Required Lenders” means, at any time, Lenders holding more than 50% of the principal amount of all outstanding Loans on such date.
“Requirements of Law” means, with respect to any Person, any statutes, laws, treaties, rules, regulations, statutory instruments, orders, decrees, writs, injunctions or determinations of any arbitrator or court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.
“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any Capital Stock or other equity interest of any Person, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, defeasance, acquisition, cancellation or termination of any such Capital Stock or other equity interest, or on account of any return of capital to such Person’s stockholders, partners or members (or the equivalent Persons thereof).
“Restricted Subsidiary” means any Subsidiary of the Borrower which at the time of determination is not an Unrestricted Subsidiary.
“Revocation” has the meaning specified in Section 7.07(d).
“Sanctioned Entity” means (a) a country or a government of a country, (b) an agency of the government of a country, (c) an organization directly or indirectly controlled by a country or its government, or (d) a Person resident in or determined to be resident in a country, in each case of clauses (a) through (d) that is a target of Sanctions, including a target of any country sanctions program administered and enforced by OFAC.

“Sanctioned Person” means, at any time (a) any Person named on the list of Specially Designated Nationals and Blocked Persons maintained by OFAC, OFAC’s consolidated Non-SDN List or any other Sanctions-related list maintained by any Governmental Authority, (b) a Person or legal entity that is a target of Sanctions, (c) any Person operating, organized or resident in a Sanctioned Entity, or (d) any Person directly or indirectly owned or controlled (individually or in the aggregate) by or acting on behalf of any such Person or Persons described in clauses (a) through (c) above.
“Sanctions” means individually and collectively, respectively, any and all economic sanctions, trade sanctions, financial sanctions, sectoral sanctions, secondary sanctions, trade embargoes anti-terrorism laws and other sanctions laws, regulations or embargoes, including those imposed, administered or enforced from time to time by (a) the United States of America, including those administered by OFAC, the U.S. Department of State, the U.S. Department of Commerce, or through any existing or future executive order, (b) the United Nations Security Council, (c) the European Union or any European Union member state, (d) Her Majesty’s Treasury of the United Kingdom, or (d) any other Governmental Authority with jurisdiction over the Lenders or the Borrower or any of their respective Subsidiaries or Affiliates.
“Senior Indebtedness” means the principal, interest, premium, fees, costs and all other amounts accrued or due on or in connection with any Indebtedness permitted pursuant to Section 7.01, other than the Loans, Subordinated Indebtedness, and Indebtedness incurred pursuant to Section 7.01(b)(vi).
“Series 4 Preferred Shares” means the series 4 convertible preferred stock in the Borrower.
“Series 8 Preferred Shares” means the shares of series 8 convertible preferred stock in the Borrower having the terms set forth in the Series 8 Certificate of Designation.
“Series 8 Preferred Shares Issuance” means the issuance by MDC of the Series 8 Preferred Shares to the Initial Lenders.
“Significant Subsidiary” means a Restricted Subsidiary of the Borrower, which together with its Subsidiaries, constitutes a “Significant Subsidiary” of the Borrower in accordance with Rule 1-02(w) of Regulation S-X under the Securities Act in effect on the date hereof.
“Solvent” and “Solvency” mean, with respect to any Person on any date of determination, that on such date (i) the fair value of the property of such Person is greater than the total amount of liabilities, including contingent liabilities, of such Person, (ii) the present fair saleable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (iii) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay such debts and liabilities as they mature, (iv) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would constitute an unreasonably small capital and (v) such Person is able to pay its debts and liabilities, contingent obligations and other commitments as they mature in the ordinary course of business. The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.
“Stagwell Credit Facility” means the amended and restated credit agreement among the Stagwell Marketing Group LLC as borrower, the guarantors and lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as agent dated November 13, 2020, and all amendments thereto, together with the related documents thereto (including, without limitation, any Guarantee agreements and security documents), as such agreement may be amended (including any amendment and restatement thereof), supplemented or otherwise modified or replaced from time to time.
“Stagwell Facilities” means each of the Stagwell Credit Facility and the Stagwell Term Facility.
“Stagwell Term Facility” means the credit agreement among the Stagwell Marketing Group LLC as borrower, the guarantors and lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as agent JPMorgan Chase Bank, N.A. and Citizens Bank, N.A. as joint bookrunners and joint lead arrangers dated November 13, 2020, and all amendments thereto, together with the related documents thereto (including, without limitation, any Guarantee agreements and security documents), as such agreement may be amended (including any amendment and restatement thereof), supplemented or otherwise modified or replaced from time to time.
“Stagwell Transaction” means the business combination transaction with Stagwell Media LP pursuant to the terms of a definitive transaction agreement entered into on December 21, 2020.
“Subordinated Indebtedness” means, with respect to the Borrower, any Indebtedness of the Borrower which is expressly subordinated in right of payment to the Loans.
“Subsidiary” means, with respect to any Person, another Person consolidated as a subsidiary on the consolidated financial statements of such Person in accordance with GAAP (it being understood that making a Person part of a discontinued operation does not cause it to cease to be consolidated as a subsidiary for purposes of this definition); provided that, in the case of MDC, Hello Design LLC shall constitute a Subsidiary so long as MDC owns directly or indirectly at least 40% of the total economic and voting power of its Capital Stock.
“Successor Company” has the meaning specified in Section 7.08(a).
“Suspended Covenants” has the meaning specified in Section 7.09(a).
“Suspension Period” has the meaning specified in Section 7.09(a).
“Tax Distributions” has the meaning specified in the Existing Indenture.
“Tax Receivables Agreement” has the meaning specified in the Existing Indenture.
“Taxes” means any and all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.
“Term Percentage” means, as to any Lender at any time, the percentage which such Lender’s Loan Commitment then constitutes of the aggregate Loan Commitments (or, at any time after the Closing Date, the percentage which the aggregate principal amount of such Lender’s Loans then outstanding constitutes of the aggregate principal amount of the Loans then outstanding).
“Threshold Amount” means $20,000,000.
“United States Tax Compliance Certificate” has the meaning specified in Section 3.01.
“Unrestricted Subsidiary” means (a) KBS+P Ventures LLC and Walker Brook Capital LLC and (b) any other Subsidiary of the Borrower Designated as such pursuant to Section 7.07.
“U.S. Person” means any Person that is a “United States person” as defined in Section 7701(a)(30) of Code.
“Wholly Owned Subsidiary” means, with respect to any Person, any Subsidiary (Restricted Subsidiary, in the case of the Borrower) of such Person of which all of the outstanding Capital Stock (other than in the case of a Subsidiary not organized in the United States, directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any other Person that satisfies this definition in respect of such Person.
Other Interpretative Provisions.
With reference to this Agreement, unless otherwise specified herein:
The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.
The words “herein,” “hereto,” “hereof” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision thereof.

The term “including” is by way of example and not limitation.
The term “documents” includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form.
In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”; and the word “through” means “to and including”.
Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.
THE LOAN
The Loan.
Subject to Section 4.01 and upon the terms and conditions set forth herein, the Initial Lenders agree to make subordinated unsecured term loans (such loans shall be referred to herein as the “Loan” or the “Loans”) to the Borrower, in the aggregate principal amount equal to $25,000,000. The aggregate principal amount of the Loan provided by the Initial Lenders to the Borrower on the Closing Date shall be equal to $25,000,000. The Loan shall (i) be incurred on a cashless basis on the Closing Date and (ii) be denominated in Dollars. Once repaid, prepaid, repurchased, refinanced or replaced, the Loan incurred hereunder may not be reborrowed.
Voluntary Prepayments.
The Borrower may at any time voluntarily prepay the Loan in whole or in part without premium or penalty upon irrevocable notice delivered to the Initial Lenders by the Borrower no later than 10:00 AM, New York City time, three (3) Business Days prior thereto. Any prepayment hereunder shall be made with accrued interest on the amount prepaid.
Repayment of Loan.
The Borrower shall repay for the rateable account of the Lenders the aggregate principal amount of the Loan on the Maturity Date.
Interest.
Interest Rate.   The Loan shall bear interest on the outstanding principal amount thereof at a rate per annum equal to eight percent (8.00%). Such interest shall begin to accrue as of the first day immediately following the Closing Date and shall be calculated on the basis of a 360-day year consisting of twelve thirty-day months.
Payments of Interest.   Accrued interest on the Loan shall compound quarterly on each March 31, June 30, September 30 and December 31 and shall be payable on the Maturity Date (or at such time as the Loan is prepaid prior to the Maturity Date in accordance with Section 2.02).
Pro Rata Treatment and Payments.
Each borrowing by the Borrower from the Lenders hereunder shall be made pro rata according to the respective Term Percentages of the Lenders.
Except as otherwise provided herein, each payment (including each prepayment) by the Borrower on account of principal of and interest on the Loans shall be made pro rata according to the respective outstanding principal amounts of the Loans then held by the Lenders. Amounts prepaid on account of the Loans may not be re-borrowed.
The obligations of the Lenders hereunder to make Loans are several and not joint. The failure of any Lender to make any such Loan on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan or to purchase its participation.
If at any time insufficient funds are received by and available to the Lenders to pay fully all amounts of principal, interest and any fees then due hereunder, such funds shall be applied (i) first, toward payment of interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, toward payment of principal then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal then due to such parties.
If any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) on account of the principal of or interest on any Loan made by it (other than pursuant to a provision hereof providing for non-pro rata treatment), in excess of its Term Percentage of such payment on account of the Loans or participations obtained by all of the Lenders, such Lender shall forthwith advise the other Lenders of the receipt of such payment, and within five (5) Business Days of such receipt purchase (for cash at face value) from the other Lenders, without recourse, such participations in the Loans made by them, or make such other adjustments as shall be equitable, as shall be necessary to cause such purchasing Lender to share the excess payment ratably with each of the other Lenders in accordance with their respective Term Percentages; provided, however, that if all or any portion of such excess payment is thereafter recovered by or on behalf of the Borrower from such purchasing Lender, the purchase shall be rescinded and the purchase price restored to the extent of such recovery, but without interest. The Borrower agrees that any Lender so purchasing a participation from another Lender pursuant to this Section 2.05(e) may exercise all its rights of payment (including the right of set-off) with respect to such participation as fully as if such Lender were the direct creditor of the Borrower in the amount of such participation. No documentation other than notices and the like referred to in this Section 2.05(e) shall be required to implement the terms of this Section 2.05(e). The provisions of this Section 2.05(e) shall not be construed to apply to (i) any payment made by or on behalf of the Borrower pursuant to and in accordance with the express terms of this Agreement, or (ii) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans to any assignee or participant. The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise its rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.
TAXES
Taxes.
(a)   Any and all payments by or on account of any obligation of the Borrower under any Loan Document shall be made free and clear of and without deduction for any Taxes, except as required by applicable Requirements of Law. If the applicable withholding agent (including, for the avoidance of doubt, any Lender or the Borrower) shall be required by applicable Requirements of Law (as determined in the good faith discretion of the applicable withholding agent) to deduct any Tax from such payments, then the applicable withholding agent shall make such deductions and shall timely pay the full amount deducted to the relevant Governmental Authority in accordance with applicable Requirements of Law, and if such Tax is an Indemnified Tax, then the amount payable by the Borrower shall be increased as necessary so that after all such required deductions have been made (including such deductions and withholdings applicable to additional amounts payable under this Section 3.01), each Lender receives an amount equal to the sum it would have received had no such deductions been made.
(b)   Without limiting the provisions of paragraph (a) above, the Borrower shall timely pay, or, at the option of the applicable Lender, timely reimburse it for the payment of, any Other Taxes to the relevant Governmental Authority in accordance with Requirements of Law.
(c)   The Borrower shall indemnify each Lender within 10 days after written demand therefor, for the full amount of any Indemnified Taxes payable or paid by such Lender, on or with respect to any payment by or on account of any obligation of the Borrower under any Loan Document (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 3.01) and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender shall be conclusive absent manifest error.
(d)   As soon as practicable after any payment of any Taxes by the Borrower to a Governmental Authority pursuant to this Section, the Borrower shall deliver to the applicable Lender the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to such Lender.
(e)   (i)   Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrower, at the time or times reasonably requested by the Borrower, such properly completed and executed documentation reasonably requested by the Borrower as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower, shall deliver such other documentation prescribed by applicable Requirements of Law or reasonably requested by the Borrower as will enable the Borrower to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, no Lender shall be required to disclose any information that it deems to be confidential (including, without limitation, its tax returns).
(ii)   Without limiting the generality of the foregoing:
(A)   Each Lender that is a U.S. Person shall deliver to the Borrower on or before the date on which it becomes a party to this Agreement (and from time to time thereafter upon the reasonable request of the Borrower) executed copies of Internal Revenue Service Form W-9 (or any successor form) certifying that such Lender is exempt from U.S. federal backup withholding.
(B)   Each Lender that is a Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower on or before the date on which it becomes a party to this Agreement (and from time to time thereafter upon the reasonable request of the Borrower) whichever of the following is applicable:
(1)   executed copies of Internal Revenue Service Form W-8BEN or W-8BEN-E (or any successor forms) claiming eligibility for benefits of an income tax treaty to which the United States of America is a party,
(2)   executed copies of Internal Revenue Service Form W-8ECI (or any successor forms),
(3)   in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate, to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of the Borrower within the meaning of Section 871(h)(3)(B) of the Code, or a “controlled foreign corporation” related to the Borrower as described in Section 881(c)(3)(C) of the Code (any such certificate a “United States Tax Compliance Certificate”), and (y) executed copies of Internal Revenue Service Form W-8BEN or W-8BEN-E, as applicable (or any successor forms), or
(4)   to the extent a Foreign Lender is not the beneficial owner, executed copies of Internal Revenue Service Form W-8IMY (or any successor forms) of the Foreign Lender, accompanied by a Form W-8ECI, W-8BEN or W-8BEN-E, as applicable, a United States Tax Compliance Certificate with respect to any applicable Participants of such Foreign Lender, Form W-9, Form W-8IMY (or other successor forms) and/or other certification documents from each beneficial owner, as applicable (provided that, if the Foreign Lender is a partnership (and not a participating Lender) and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, a United States Tax Compliance Certificate may be provided by such Foreign Lender on behalf of each such direct or indirect partner).
(C)   Each Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower (in such number of copies as shall be requested by the Borrower) on or about the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower), executed copies of any other form prescribed by applicable

Requirements of Law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable Requirements of Law to permit the Borrower to determine the withholding or deduction required to be made.
(D)   If a payment made to any Lender under any Loan Document would be subject to withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower at the time or times prescribed by law and at such time or times reasonably requested by the Borrower such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower as may be necessary for the Borrower to comply with its obligations under FATCA and to determine whether such Lender has or has not complied with such Lender’s obligations under FATCA and, if necessary, to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.
(iii)   Notwithstanding any other provision of this clause (e), a Lender shall not be required to deliver any form that such Lender is not legally eligible to deliver.
(f)   If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 3.01 (including by the payment of additional amounts pursuant to this Section 3.01), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section 3.01 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this paragraph (f) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (f), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (f) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.
(g)   If any Lender requests compensation under Section 3.01, or requires the Borrower to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01, then such Lender shall (at the request of the Borrower) use reasonable efforts (including reasonable efforts to designate a new lending office) to avoid the imposition of such Indemnified Taxes: provided, however, that such efforts shall not require the Lender, in the judgment of such Lender, to incur any unreimbursed costs or otherwise be disadvantageous to such Lender. The Borrower agrees to pay all reasonable costs and expenses incurred by any Lender in connection with the foregoing.
(h)   The agreements in this Section 3.01 shall survive any assignment of rights by, or the replacement of, any Lender, the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.
(i)   For purposes of this Section 3.01, the term “applicable Requirements of Law” includes FATCA.

CONDITIONS PRECEDENT TO LOANS
Conditions to Loans.
The obligation of the Initial Lenders to make the Loan hereunder is subject to satisfaction of the following conditions precedent:
The Initial Lenders’ receipt of the following, each dated no later than the Closing Date:
a copy of this Agreement, executed and delivered by the Borrower and the Initial Lenders;
a copy of the Organization Documents of the Borrower, certified as of a recent date by the Secretary of State of Delaware, along with (A) good standing certificates of the Borrower for each jurisdiction where the conduct of its business requires such qualification, except to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect and (B) a certificate of the Secretary or Assistant Secretary of the Borrower dated the Closing Date attaching (1) a true and complete copy of the by-laws of the Borrower, (2) a true and complete copy of resolutions duly adopted by the board of directors of the Borrower authorizing the execution, delivery and performance of this Agreement and the borrowings hereunder, and that such resolutions have not been modified, rescinded or amended and are in full force and effect and (3) as to the incumbency and specimen signature of the officer executing this Agreement;
a customary legal opinion of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Borrower, which opinion shall be in form and substance reasonably satisfactory to the Initial Lenders; and
a solvency certificate from the chief financial officer of the Borrower which demonstrates that the Borrower and its Subsidiaries on a consolidated basis, are, and after giving effect to the transactions contemplated hereby, will be, Solvent.
The Closing Date Transactions shall have occurred.
All fees and expenses required to be paid on the Closing Date shall have been paid in full in cash (including without limitation legal fees and expenses).
The Initial Lenders shall have received copies of the Stagwell Facilities.
The Initial Lenders shall have received a structure chart showing the Borrower and its subsidiaries.
The Initial Lenders shall have received, at least three (3) Business Days prior to the Closing Date, all documentation and information as is reasonably requested in writing by the Initial Lenders at least seven calendar days prior to the Closing Date, in form and substance acceptable to the Initial Lenders, a Beneficial Ownership Certification duly authorized, executed and delivered by the Borrower, and about the Borrower and its Subsidiaries that is required by U.S. Governmental Authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation, the Patriot Act and the Beneficial Ownership Regulation.
Each of the representations and warranties made by the Borrower in Article V shall be true and correct in all material respects on and as of such date as if made on and as of such date (except to the extent already qualified by materiality, in which case, such representations and warranties shall be true and correct in all respects), except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects as of such earlier date (except to the extent already qualified by materiality, in which case, such representations and warranties shall be true and correct in all respects).
No Default shall exist, or would result from the Loans as of the Closing Date.
The Initial Lenders shall be reasonably satisfied that the Borrower and its Subsidiaries are in compliance with all Anti-Corruption Laws and Anti-Money Laundering Laws.

REPRESENTATIONS AND WARRANTIES
The Borrower represents and warrants to the Lenders that:
Existence, Qualification and Power.
The Borrower (i)is duly organized or formed, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, (ii) has all requisite power and authority and all requisite governmental licenses, authorizations, consents and approvals (A) to own or lease its assets and carry on its business and (B) to execute, deliver and perform its obligations under this Agreement, and (iii) is duly qualified and is licensed and, as applicable, in good standing under the Laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification or license; except in each case referred to in clause (ii)(A) or (iii), to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect.
Authorization; No Contravention.
The execution, delivery and performance by the Borrower of this Agreement have been duly authorized by all necessary corporate action, and do not and will not (i) contravene the terms of any of its Organization Documents; (ii) conflict with or result in any breach or contravention of, or the creation of any lien under (A) any material contractual obligation to which the Borrower is a party or (B) any material order, injunction, writ or decree of any Governmental Authority or any arbitral award to which the Borrower or its property is subject; or (iii) violate any material Law.
Governmental Authorization; Other Consents.
No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person is necessary or required in connection with the execution, delivery or performance by, or enforcement against, the Borrower of this Agreement.
Binding Effect.
This Agreement has been duly executed and delivered by the Borrower. This Agreement constitutes a legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally.
Federal Regulations.
The Borrower is not engaged principally, or as one of its important activities, in the business of extending credit for the purpose, whether immediate, incidental or ultimate, of buying or carrying margin stock, and no part of the proceeds of the Loan, and no other extensions of credit hereunder, will be used for any purpose that violates the provisions of the Regulation U or X of the Board.
Investment Company Act.
The Borrower is not required to be registered under the Investment Company Act of 1940, as amended.
Compliance with Law.
The Borrower is in compliance in all material respects with the requirements of all Laws and all orders, writs, injunctions and decrees applicable to it or to its properties, except in such instances in which (i) such requirement of Law or order, writ, injunction or decree is being contested in good faith by appropriate proceedings diligently conducted or (ii) the failure to comply therewith, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.
Solvency.
The Borrower is, individually and together with its Subsidiaries on a consolidated basis, Solvent.

OFAC; Sanctions; Anti-Corruption Laws; Anti-Money Laundering Laws.
The Borrower is not directly, or to its knowledge after reasonable inquiry, indirectly, in violation of any Sanctions. Neither the Borrower nor, to its knowledge any director, officer, employee, or agent of the Borrower (a) is a Sanctioned Person or a Sanctioned Entity, (b) has any assets located in Sanctioned Entities, or (c) derives revenues from investments in, or transactions with Sanctioned Persons or Sanctioned Entities, in each case in violation of applicable Sanctions. The Borrower has implemented and maintains in effect policies and procedures reasonably designed to ensure compliance with all applicable Sanctions, Anti-Corruption Laws and Anti-Money Laundering Laws. The Borrower and to its knowledge each director, officer, employee, agent and Affiliate of the Borrower, is in compliance (i) with all applicable Sanctions, and (ii) in all material respects, with all applicable Anti-Corruption Laws and Anti-Money Laundering Laws. No proceeds of any Loan made will be used directly, or to the knowledge of the Borrower after reasonable inquiry, indirectly, to fund any operations in, finance any investments or activities in, or make any payments to, a Sanctioned Person or a Sanctioned Entity in violation of applicable Sanctions, or otherwise used in any manner that would result in a violation of any applicable Sanction, Anti-Corruption Law or Anti-Money Laundering Law by any Person (including any Lender or other individual or entity participating in any transaction).
Patriot Act.
To the extent applicable, the Borrower is in compliance, in all material respects, with the (a) Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, and (b) Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot Act of 2001, as amended) (the “Patriot Act”).
AFFIRMATIVE COVENANTS
So long as any Loans shall remain unpaid or unsatisfied:
Financial Reporting.
Notwithstanding that the Borrower may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, so long as the Loan remains outstanding, the Borrower will provide to the Lenders and post on its website (if not filed with the Commission), the annual, quarterly and other periodic reports and information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, within 15 days after the times specified for the filing of the information, documents and reports under such Sections for “non-accelerated filers.” Notwithstanding the foregoing, this Section 6.01 will not require any financial statements or other information or disclosure required pursuant to Rule 3-10 of Regulation S-X under the Securities Act (or any successor provision).
Delivery of such reports, information and documents to the Lenders and any other material to the Lenders hereunder is for informational purposes only and the Lenders’ receipt of such shall not constitute actual or constructive knowledge or notice of any information contained therein or determinable from information contained therein, including the Borrower’s compliance with any of its covenants hereunder (as to which the Lenders are entitled to rely exclusively on an officers’ certificates).
The Borrower will be deemed to be in compliance with this Section 6.01 with respect to the Loans if the Borrower, or a direct or indirect parent of the Borrower, delivers to the Lenders within the time periods specified in Section 6.01 copies of its annual reports and the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may by rules and regulations prescribe) which such direct or indirect parent is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act or which such direct or indirect parent would be required to file with the Commission if it were subject to Section 13 or 15(d) of the Exchange Act, provided that, where the annual or quarterly financial statements of such direct or indirect parent, on a consolidated basis, do not, in the reasonable judgment of the Borrower, in all material respects reflect the financial position of the Borrower, on a consolidated basis, for such relevant period, the Borrower shall further and within the time periods specified in Section 6.01(c) deliver to the Lenders reconciliations, whether in narrative format or otherwise, between the financial statements of such parent and the financial position of the Borrower, on a consolidated basis, for such relevant period.
The Borrower will be deemed to be in compliance with this Section 6.01 with respect to the Loan if the Borrower, or a direct or indirect parent of the Borrower, shall have filed such annual reports and the information, documents and other reports with the Commission using its Electronic Data Gathering, Analysis and Retrieval System or any successor system, and, where the Borrower is required to deliver the reconciliations referred to in Section 6.01(c), the Borrower will be deemed to be in compliance with such requirement where such reconciliations are included in the annual reports or information, documents or other reports filed with the Commission in accordance with the preceding provisions of this Section 6.01(e) or posted on its website (if not filed with the Commission).
Preservation of Existence Etc.
The Borrower will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence or existence as a limited liability company or partnership.
Payment of Taxes.
The Borrower will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all material taxes, assessments and governmental charges levied or imposed upon the Borrower or any Restricted Subsidiary or for which it or any of them are otherwise liable, or upon the income, profits or property of the Borrower or any Restricted Subsidiary and (ii) all lawful claims for labor, materials and supplies, which, if unpaid, might by law become a liability or lien upon the property of the Borrower or any Restricted Subsidiary; provided, that the Borrower shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings and for which appropriate reserves, if necessary (in the good faith judgment of management of the Borrower), is being maintained in accordance with GAAP or where the failure to effect such payment will not be disadvantageous to the Lenders.
Further Acts.
The Borrower will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purpose of this Agreement.
Use of Proceeds.
The Obligations of the Borrower under the Loan and this Agreement shall constitute consideration to the Initial Lenders for the redemption purchase price of the Redeemed Preferred Shares. For the avoidance of doubt, such redemption shall be undertaken on a cashless basis on the Closing Date.
NEGATIVE COVENANTS
So long as any Loans shall remain unpaid or unsatisfied:
Incurrence of Additional Indebtedness.
The Borrower will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, incur any Indebtedness, including Acquired Indebtedness, nor cause or permit any Restricted Subsidiary to issue Preferred Stock, except that:
the Borrower and any Restricted Subsidiary may incur Indebtedness, including Acquired Indebtedness, and any Restricted Subsidiary may issue Preferred Stock; and
any Restricted Subsidiary may incur Acquired Indebtedness not incurred in connection with, or in anticipation or contemplation of, the relevant acquisition, merger or consolidation, if, at the time of and immediately after giving pro forma effect to the incurrence thereof and the application of the net proceeds therefrom, the Consolidated Leverage Ratio of the Borrower is not greater than 4.25 to 1.0.

Notwithstanding paragraph (a) above, the Borrower and its Restricted Subsidiaries, as applicable, at any time, may incur the following Indebtedness (“Permitted Indebtedness”):
Indebtedness (i) in respect of the Loans, (ii) in respect of the Notes issued under the Indenture, and any Additional Notes in an aggregate principal amount of up to $130.0 million, , and (iii) any Indebtedness incurred to refinance the Notes in an aggregate principal amount not exceeding $1.0 billion;
Guarantees by the Borrower or any Restricted Subsidiary of Indebtedness of the Borrower or any Restricted Subsidiary permitted under this Agreement;
Indebtedness incurred (1) by MDC or any Note Guarantor (or, in the case of the Stagwell Facilities, any Restricted Subsidiary pending its addition as a Note Guarantor in accordance with the terms of the Existing Indenture) pursuant to the Bank Credit Facility (including any Guarantees in respect thereof) and the issuance and creation of letters of credit and bankers’ acceptances thereunder and (2) by MDC or any other Restricted Subsidiary pursuant to one or more additional revolving credit facilities (including any Guarantees in respect thereof) permitted under the Bank Credit Facility, in an aggregate principal amount at any time outstanding not to exceed the greater of (x) 1.75 times the Consolidated EBITDA of MDC for the applicable Four Quarter Period as of the date of determination and (y) $325.0 million, less the amount of any permanent repayments or reductions of commitments in respect of such Indebtedness made with the Net Cash Proceeds of an Asset Sale in order to comply with the provisions of Section 7.04; provided that the aggregate principal amount of Indebtedness incurred under clause (2) by Restricted Subsidiaries that are not Note Guarantors shall not exceed $25.0 million;
other Indebtedness of the Borrower and its Restricted Subsidiaries outstanding on the Issue Date other than Indebtedness under the Bank Credit Facility or otherwise specified under any of the other clauses of this Section 7.01(b);
Indebtedness (A) in respect of performance, bid, completion, surety or appeal bonds provided by the Borrower or any Restricted Subsidiary in the ordinary course of business or (B) under Hedging Obligations entered into by the Borrower and its Restricted Subsidiaries in the ordinary course of business for bona fide hedging purposes;
(A)   intercompany Indebtedness between the Borrower and any Restricted Subsidiary or between any Restricted Subsidiaries; provided that:
(2)   if the Borrower is the obligor on any such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full of all Obligations under this Agreement, and
(3)   in the event that at any time any such Indebtedness ceases to be held by the Borrower or a Restricted Subsidiary, such Indebtedness will be deemed to be incurred and not permitted by this clause (vi) at the time such event occurs; or
(B)   issuance of Preferred Stock (i) by a Note Guarantor to MDC or another Note Guarantor or (ii) by a Restricted Subsidiary of the Borrower that is not a Note Guarantor to the Borrower or a Restricted Subsidiary; provided that, in the event such Preferred Stock is no longer held by MDC or a Note Guarantor, in the case of subclause (i), or by the Borrower or a Restricted Subsidiary, in the case of subclause (ii), such Preferred Stock will be deemed to be not permitted by this clause (vi)(B) at the time such Preferred Stock is no longer held as provided in this clause (vi)(B);
Indebtedness of the Borrower or any of its Restricted Subsidiaries arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (including daylight overdrafts paid in full by the close of business on the day such overdraft was incurred) drawn against insufficient funds in the ordinary course of business;
Refinancing Indebtedness in respect of:
(A)   Indebtedness (other than Indebtedness owed to the Borrower or any Subsidiary of the Borrower) incurred pursuant to Section 7.01(a) (it being understood that no Indebtedness outstanding on the Closing Date is incurred pursuant to Section 7.01(a)); or

(B)   Indebtedness incurred pursuant to clause (i) or (iv) above (excluding Indebtedness outstanding on the Closing Date deemed to be incurred under clause (iii) above or Indebtedness owed to the Borrower or a Subsidiary of the Borrower) or this clause (viii);
Indebtedness constituting reimbursement obligations with respect to letters of credit, bankers’ acceptances or other similar instruments or Obligations issued in the ordinary course of business and not under a Bank Credit Facility, including letters of credit in respect of workers’ compensation claims or other Indebtedness incurred with respect to reimbursement-type Obligations regarding workers’ compensation claims and other similar legislation;
Capitalized Lease Obligations and Purchase Money Indebtedness of the Borrower or any Restricted Subsidiary incurred after the Closing Date in an aggregate principal amount at any one time outstanding, including all Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (x), not to exceed $25.0 million;
Indebtedness arising from agreements of the Borrower or a Restricted Subsidiary providing for indemnification, adjustment of purchase price, earn outs or similar Obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided that the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Borrower and its Restricted Subsidiaries in connection with such disposition;
Indebtedness of the Borrower or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to the Bank Credit Facility, in a principal amount not in excess of the stated amount of such letter of credit;
customer deposits and advance payments received in the ordinary course of business from customers for goods and services purchased in the ordinary course of business;
any performance-based forgivable loans granted to the Borrower or any Restricted Subsidiary for any current or new facility established by the Borrower or any Restricted Subsidiary, in each case, incurred after the Closing Date for the purpose of providing customer care services, including, but not limited to, in-bound and outbound customer care service, database marketing, analytical services related to customer relationship management and other related activities, in an aggregate principal amount at any one time outstanding not to exceed $10.0 million;
Indebtedness incurred by the Borrower or MDC in the ordinary course of business owed to a Cash Management Financial Institution in respect of overdraft facilities incurred in accordance with clause (c) of the definition of “Cash Management Arrangements”;
(A) Indebtedness of the Borrower or any Restricted Subsidiary, for which no cash or non-cash interest is payable or accrues (in which case only such portion constituting interest shall be excluded from this clause (xvi), constituting deferred consideration payable to the Person(s) selling the relevant business incurred pursuant to an agreement for an Asset Acquisition included in clause (i) or (ii) of the definition thereof: (i) that occurred prior to the Closing Date or (ii) if occurring on or after the Closing Date, for which the deferred consideration is or became payable based on an earn-out or similar formula tied to the profitability or other future performance of such business and (B) any indemnification obligation, adjustment of purchase price, non-compete or similar obligation incurred pursuant to an agreement for an Asset Acquisition included in clause (i) or (ii) of the definition thereof;
(A) Indebtedness of the Borrower or any Restricted Subsidiary of the Borrower incurred after the Issue Date, including all Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (xvii) and (B) the issuance of Preferred Stock by any Restricted Subsidiary, in an aggregate principal amount of such Indebtedness described in clause (A) and an amount equal to the aggregate liquidation preference or aggregate maximum fixed repurchase price, whichever is greater, of such Preferred Stock described in clause (B), collectively, not to exceed $40.0 million in the aggregate at any one time outstanding (which amount, in the case of clause (A), may, but need not, be incurred in whole or in part under the Bank Credit Facility);

Subordinated Indebtedness of the Borrower, MDC or any Note Guarantor with a maturity date at least one year later, and a weighted average life to maturity at least one year longer, than the Notes, including all Refinancing Indebtedness incurred to refund, refinance or replace any Subordinated Indebtedness incurred pursuant to this clause (xviii), in an aggregate principal amount at any one time outstanding not to exceed $200.0 million; and
Indebtedness owed to any Person providing property, casualty, liability, or other insurance to the Borrower or any of its Subsidiaries, so long as the amount of such Indebtedness is not in excess of the amount of the unpaid cost of, and shall be incurred only to defer the cost of, such insurance for the year in which such Indebtedness is incurred and such Indebtedness is outstanding only during such year.
For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness incurred pursuant to and in compliance with, this Section 7.01:
The amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP;
The accrual of interest, the accretion or amortization of original issue discount, the payment of regularly scheduled interest or dividends in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Disqualified Capital Stock or Preferred Stock in the form of additional Disqualified Capital Stock or Preferred Stock, as the case may be, with the same terms will not be deemed to be an incurrence of Indebtedness or Preferred Stock for purposes of this Section 7.01; provided that any such outstanding additional Indebtedness or Disqualified Capital Stock or Preferred Stock paid in respect of Indebtedness incurred pursuant to any provision of Section 7.01(b) will be counted as Indebtedness outstanding thereunder for purposes of any future incurrence under such provision;
Indebtedness or Preferred Stock permitted under this Section 7.01 need not be permitted solely by reference to one provision permitting such Indebtedness or Preferred Stock but may be permitted in part by one such provision and in part by one or more other provisions of this Section 7.01 permitting such Indebtedness or Preferred Stock;
In the event that Indebtedness or Preferred Stock meets the criteria of more than one of the clauses of Section 7.01(b), or is entitled to be incurred pursuant to Section 7.01(a), the Borrower, in its sole discretion, will be permitted to classify such Indebtedness or Preferred Stock (or portion thereof) at the time of its incurrence in any manner that complies with this Section 7.01. In addition, any Indebtedness or Preferred Stock (or portion thereof) originally classified as incurred pursuant to Section 7.01(a) or any clause of Section 7.01(b) may later be reclassified by the Borrower, in its sole discretion, such that it will be deemed to be incurred pursuant to Section 7.01(a) or another of such clauses of Section 7.01(b) to the extent that such reclassified Indebtedness or Preferred Stock could be incurred pursuant to such Section 7.01(a) or other clause of Section 7.01(b) at the time of such reclassification. Notwithstanding the foregoing, Indebtedness under the Bank Credit Facility outstanding on the Closing Date will be deemed to have been incurred on such date in reliance on the exception provided in clause (iii) of Section 7.01(b) and may not be reclassified; and
For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to Refinance other Indebtedness denominated in a foreign currency, and such Refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being Refinanced.
Restricted Payments.
The Borrower will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, take any of the following actions (each, a “Restricted Payment”):

declare or pay any dividend or return of capital or make any distribution on or in respect of shares of Capital Stock of the Borrower or any Restricted Subsidiary to holders of such Capital Stock, other than:
(A)   dividends or distributions payable in Qualified Capital Stock of the Borrower,
(B)   dividends or distributions payable to the Borrower or a Restricted Subsidiary, or
(C)   dividends, distributions or returns of capital made on a pro rata basis to the Borrower and its Restricted Subsidiaries, on the one hand, and minority holders of Capital Stock of a Restricted Subsidiary, on the other hand (or on less than a pro rata basis to any minority holder or on greater than a pro rata basis to any minority holder to cure (and solely to the extent of) any shortfall distribution amount in pro rata distributions payable to such minority holder arising as a result of priority distributions payable to the Borrower or a Restricted Subsidiary from the prior years pursuant to such Restricted Subsidiary’s limited liability company or similar agreement);
purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Borrower or MDC or any Management Appreciation Interests;
make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, as the case may be, any Subordinated Indebtedness (other than Subordinated Indebtedness of the Borrower or any Restricted Subsidiary of the Borrower to the extent permitted under clause (vi) of Section 7.01(b)); or
make any Investment (other than Permitted Investments);
if at the time of the Restricted Payment immediately after giving effect thereto:
(A)   a Default or an Event of Default shall have occurred and be continuing;
(B)   the Borrower is not able to incur at least $1.00 of additional Indebtedness pursuant to Section 7.01(a); or
(C)   the aggregate amount (the amount expended for these purposes, if other than in cash, being the Fair Market Value of the relevant property) of the proposed Restricted Payment and all other Restricted Payments made subsequent to the Closing Date up to the date thereof, less any investment return calculated as of the date thereof, shall exceed the sum of:
(i)
the excess (or deficit) of:

(x)   the cumulative Consolidated EBITDA of the Borrower over (or under),
(y)   1.4 times the cumulative Consolidated Net Interest Expense of the Borrower,
accrued during the period, treated as one accounting period, beginning on January 1, 2016 to the end of the most recent fiscal quarter for which consolidated financial information of the Borrower is available; plus
(ii)
$90.0 million; plus

(iii)
100% of the aggregate net cash proceeds received by the Borrower from any Person from any:

(x)   contribution to the equity capital of the Borrower not representing an interest in Disqualified Capital Stock or issuance and sale of Qualified Capital Stock of the Borrower, in each case, subsequent to the Issue Date, or
(y)   issuance and sale subsequent to the Issue Date (and, in the case of Indebtedness of a Restricted Subsidiary, at such time as it was a Restricted Subsidiary) of any Indebtedness for borrowed money of the Borrower or any Restricted Subsidiary that has been converted into or exchanged for Qualified Capital Stock of the Borrower, excluding, in each case, any net cash proceeds:
(x)
received from a Subsidiary of the Borrower,

(y)
received from employees, former employees, directors or consultants of the Borrower or any of its Subsidiaries to the extent applied pursuant to clause (iv) of Section 7.02(b) or funded by advances pursuant to clause (11)(B) or (12) of the definition of “Permitted Investments”, or

(z)
applied in accordance with clause (ii) or (iii) of Section 7.02(b).

Notwithstanding the provisions of Section 7.02(a), this Section 7.02 does not prohibit:
the payment of any dividend (including any dividend on Disqualified Capital Stock) within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration pursuant to the preceding paragraph;
the acquisition or retirement for value of any shares of Capital Stock of the Borrower or MDC:
(A)   in exchange for Qualified Capital Stock of the Borrower or MDC, as applicable, or
(B)   through the application of the net cash proceeds received by the Borrower or MDC from a substantially concurrent sale of Qualified Capital Stock of the Borrower or MDC, as applicable, or a contribution to the equity capital of the Borrower or MDC, as applicable, not representing an interest in Disqualified Capital Stock, in each case not received from a Subsidiary of the Borrower or MDC;
provided that the value of any such Qualified Capital Stock issued in exchange for such acquired Capital Stock and any such net cash proceeds will be excluded from clause (iv)(C) of Section 7.02(a) (and were not included therein at any time);
the voluntary prepayment, purchase, defeasance, redemption or other acquisition or retirement for value of any Subordinated Indebtedness solely in exchange for, or through the application of net cash proceeds of a substantially concurrent sale, other than to a Subsidiary of the Borrower, of:
(A)   Qualified Capital Stock of the Borrower or MDC, or
(B)   Refinancing Indebtedness for such Subordinated Indebtedness; provided that the value of any Qualified Capital Stock issued in exchange for Subordinated Indebtedness and any net cash proceeds referred to above will be excluded from clause (iv)(C) of Section 7.02(a) (and were not included therein at any time);
if no Default or Event of Default shall have occurred and be continuing, any (i) purchase, repurchase, redemption, retirement or other acquisition for value of Capital Stock (including Management Appreciation Interests) from employees, former employees, directors or consultants of the Borrower or its Subsidiaries (or permitted transferees of such employees, former employees, directors or consultants) or (ii) distributions on or in respect of Management Appreciation Interests, in an aggregate amount (i) not to exceed $17.5 million in any calendar year plus (ii) the amount in any calendar year equal to the net cash proceeds from the sale of Qualified Capital Stock of the Borrower or MDC to employees, members of management, directors or consultants of the Borrower or any of its Subsidiaries that occurs after the Closing Date, to the extent net cash proceeds from the sale of such Qualified Capital Stock have not otherwise been applied to the payment of Restricted Payments; provided that (x) unused amounts in any calendar year may be carried over to succeeding calendar years and (y) cancellation of Indebtedness borrowed from the Borrower or MDC by employees, members of management, directors or consultants of the Borrower, or any of its Restricted Subsidiaries, in lieu of cash payment for Qualified Capital Stock of the Borrower or MDC, to effect a repurchase of Qualified Capital Stock of the Borrower or MDC, will not be deemed to constitute a Restricted Payment for purposes of this Section 7.02 or any other provision of this Agreement;
the declaration and payment of dividends to holders of any class of Disqualified Capital Stock of the Borrower or any of its Restricted Subsidiaries issued in accordance with the provisions of Section 7.01 to the extent such dividends are included in the definition of “Consolidated Net Interest Expense”;

any non-cash purchase, repurchase, redemption, retirement or other acquisition for value of Capital Stock of the Borrower deemed to occur upon exercise of options, warrants or other securities, if such Capital Stock represents a portion of the exercise price of such options, warrants or other securities;
cash payments in lieu of the issuance of fractional shares in an aggregate amount not to exceed $1.0 million since the Closing Date;
the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to the provisions similar to those described in Section 7.05;
any purchase, repurchase, redemption, retirement or other acquisition for value of Capital Stock from employees, former employees, directors or consultants of the Borrower or its Subsidiaries (or permitted transferees of such employees, former employees, directors or consultants) to satisfy any applicable tax withholding obligations of employees, former employees, directors or consultants of the Borrower or its Subsidiaries; provided that any such purchase, repurchase, redemption, retirement or other acquisition for value is permitted pursuant to the underlying equity incentive plan or restricted stock or restricted stock unit grant;
if no Default or Event of Default shall have occurred and be continuing, the declaration and payment of dividends on the Borrower’s Common Stock (other than Disqualified Capital Stock) in an amount for any fiscal year up to the product of: (i) $0.84 and (ii) the number of outstanding shares of such Common Stock;
any repurchase of Management Appreciation Interests for fair value to the extent such Management Appreciation Interests represent economic interests in a Restricted Subsidiary retained by its owners at the time such Restricted Subsidiary became a Restricted Subsidiary of the Borrower;
other Restricted Payments taken together with all other Restricted Payments made pursuant to this clause (xii) not to exceed $40.0 million in the aggregate; and
the payment by MDC, directly or indirectly, to or on behalf of the Borrower (or such other direct or indirect parent of MDC), of (i) solely with respect to taxable periods after MDC becomes an entity that is disregarded as separate from the Borrower (or such other direct or indirect parent of MDC), payments or disbursements to or on behalf of the Borrower or such other parent in satisfaction of obligations due from such parent under the Tax Receivables Agreement to the extent such payments relate to tax savings actually realized by such parent in such taxable period (without duplication of any items taken into account under clause (ii)); (ii) Tax Distributions; and (iii) management fees in connection with the Borrower’s (or such other parent’s) activities and services as a holding company of MDC and its Subsidiaries or other amounts the proceeds of which are used to pay taxes and other fees required to maintain the corporate existence of the Borrower or such other parent company, and general corporate and overhead expenses (including salaries and other compensation of employees) incurred in the ordinary course of the business of the Borrower or such other parent; provided, that payments under clause (iii) shall only be permitted to the extent amounts described in clause (iii) exceed the lesser of (x) amount of tax benefits subject to the Tax Receivables Agreement that the direct or indirect parent of MDC is permitted to retain pursuant to the terms of the Tax Receivables Agreement and (y) the excess of the amount distributed to such direct or indirect parent in respect of clause (i) and (ii) hereof minus such direct or indirect parent’s Assumed Tax Liability (as defined in the Existing Indenture) (for this purpose calculated taking into account basis adjustments under Section 743 or 734 of the Code).
In determining the aggregate amount of Restricted Payments made subsequent to the Closing Date, amounts expended pursuant to clauses (i) (without duplication for the declaration of the relevant dividend), (vii) and (x) above will be included in such calculation and amounts expended pursuant to clauses (ii) through (vi), (viii), (ix), (xi), (xii) and (xiii) will not be included in such calculation.
For purposes of determining compliance with this Section 7.02, in the event that a Restricted Payment or Permitted Investment meets the criteria for more than one of the types of Restricted Payments or Permitted Investments described in this Section 7.02 or the definitions related thereto, the Borrower, in its sole discretion, will be permitted to classify such items (or portion thereof) in any matter that complies with this Section 7.02. In addition, the Borrower will, in its sole discretion, be permitted from time to time to reclassify (based on circumstances existing at the time of such reclassification) such Restricted Payment or Permitted Investment (or portion thereof) such that it will be deemed to apply pursuant to any of such other clauses or definitions of this Section 7.02 to the extent it could be made pursuant to such other clause or definition at the time of such reclassification.
The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the assets or securities proposed to be transferred or issued by the Borrower or any Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.
Dividends and Other Payment Restrictions.
Except as provided in Section 7.03(b) below, the Borrower will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:
pay dividends or make any other distributions on or in respect of its Capital Stock to the Borrower or any Restricted Subsidiary of which it is a Subsidiary or pay any Indebtedness owed to the Borrower or any other Restricted Subsidiary of which it is a Subsidiary;
make loans or advances to, or Guarantee any Indebtedness or other obligations of, or make any Investment in, the Borrower or any other Restricted Subsidiary of which it is a Subsidiary (it being understood that the subordination of loans or advances made to the Borrower or any Restricted Subsidiary to other Indebtedness incurred by the Borrower or any Restricted Subsidiary shall not be deemed to be a restriction on the ability to make loans or advances); or
transfer any of its property or assets to the Borrower or any other Restricted Subsidiary of which it is a Subsidiary.
The provisions of Section 7.03(a) above will not apply to encumbrances or restrictions existing under or by reason of:
applicable law, rule, regulation, order or governmental license, permit or concession;
this Agreement or the Indenture;
any agreement as in effect on the Closing Date, including pursuant to the Bank Credit Facility and the related documentation and Hedging Obligations;
customary non-assignment provisions of any contract and customary provisions restricting assignment or subletting in any lease governing a leasehold interest of any Restricted Subsidiary, or any customary restriction on the ability of a Restricted Subsidiary to dividend, distribute or otherwise transfer any asset which secures Indebtedness secured by a lien, in each case permitted to be incurred under this Agreement;
in respect of a Restricted Subsidiary acquired by the Borrower or any Restricted Subsidiary after the Closing Date (other than an encumbrance related to Indebtedness incurred in connection with, or in anticipation or contemplation of, such acquisition), which encumbrance or restriction is outstanding on the date of such acquisition and is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;
restrictions with respect to a Restricted Subsidiary of the Borrower imposed pursuant to a binding agreement which has been entered into for the sale or disposition of Capital Stock or assets of such Restricted Subsidiary; provided that such restrictions apply solely to the Capital Stock or assets of such Restricted Subsidiary being sold;
customary restrictions imposed on the transfer of copyrighted or patented materials;
restrictions on cash or other deposits or net worth imposed by clients under contracts entered into in the ordinary course of business, including cash paid to any Subsidiary as an advance for media or production expenses;

customary provisions in joint venture agreements and other similar agreements or arrangements relating solely to such joint venture; or
an agreement governing Indebtedness incurred to Refinance Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (ii), (iii) or (v) of this Section 7.03(b); provided that such Refinancing agreement is not materially more restrictive with respect to such encumbrances or restrictions than those contained in the agreement referred to in such clause (ii), (iii) or (v).
Asset Sales.
The Borrower will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:
the Borrower or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of as determined in good faith by the board of directors of the Borrower (including the value of all non-cash consideration); and
at least 75% of the consideration received for the assets sold by the Borrower or the Restricted Subsidiary, as the case may be, in the Asset Sale will be in the form of cash, Cash Equivalents or assets or Capital Stock which the Borrower or a Permitted Investing Subsidiary would be permitted to use the Net Cash Proceeds from such Asset Sale to purchase or invest in, if any, pursuant to clause (ii) of Section 7.04(b).
For the purposes of this clause (ii), the following are deemed to be cash:
(A)   Indebtedness and other liabilities shown on the most recent consolidated balance sheet of the Borrower prior to the date of such Asset Sale (other than Subordinated Indebtedness) (i) that are assumed or repaid or otherwise extinguished by the transferee of any such assets and (ii) for which the Borrower and its Restricted Subsidiaries are released from all liability at the time of such Asset Sale;
(B)   any securities, notes or other Obligations received by the Borrower or any such Restricted Subsidiary from such transferee that are converted, sold or exchanged by the Borrower or such Restricted Subsidiary into cash or Cash Equivalents within 90 days, to the extent of the cash or Cash Equivalents received in that conversion, sale or exchange; and
(C)   any Designated Non-cash Consideration received by the Borrower or such Restricted Subsidiary in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (iii) that is at that time outstanding, not to exceed $15.0 million, with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value.
(b)   The Borrower or a Restricted Subsidiary, as the case may be, may (subject to the provisos below) apply the Net Cash Proceeds of any such Asset Sale within 360 days thereof to:
(i)   prepay, repay, purchase, repurchase, redeem, retire, defease or otherwise retire for value (collectively, “repay”) any:
(A)   secured Indebtedness of the Borrower or a Restricted Subsidiary;
(B)   Indebtedness of any Restricted Subsidiary that is not a Note Guarantor; or
(C)   any Senior Indebtedness (including the Notes) or Loans;
in the case of each of clauses (A) through (C) above, constituting Indebtedness for borrowed money or Capitalized Lease Obligations, and permanently reduce the commitments with respect thereto without Refinancing; or
(ii)   purchase or otherwise invest in:

(A)   assets (other than current assets as determined in accordance with GAAP or Capital Stock) to be used by the Borrower or a Permitted Investing Subsidiary in a Permitted Business or capital expenditures;
(B)   all or substantially all of the assets of a Permitted Business or properties; or
(C)   Capital Stock of: (A) a Restricted Subsidiary held by a Person other than the Borrower or any of its Subsidiaries or (B) a Person engaged in a Permitted Business that becomes, upon the purchase or investment, a Restricted Subsidiary or, in the case of an Asset Sale in respect of assets or Capital Stock of a Restricted Subsidiary, a Restricted Subsidiary of which the Borrower owns, directly or indirectly, an equal or greater percentage of the economic and voting interests of its Capital Stock as it does (immediately prior to such Asset Sale) in respect of the Restricted Subsidiary whose assets or Capital Stock are included in such Asset Sale; or
(iii)   repay Indebtedness arising from agreements of the Borrower or a Restricted Subsidiary providing for adjustment of purchase price, deferred consideration, earn outs or similar obligations, in each case incurred in connection with the purchase or investment by the Borrower or a Restricted Subsidiary of or in assets or Capital Stock that occurred prior to such Asset Sale, and solely to the extent such repayment would be permitted under Section 7.04(b)(ii) herein if such purchase or investment had occurred immediately following the consummation of such Asset Sale; provided that such purchase or investment shall have occurred not more than 365 days prior to such Asset Sale;
provided that in the case of Section 7.04(b)(ii) above, (A) the following Persons may make a purchase or investment in accordance with the foregoing: (x) the Borrower, (y) a wholly owned Subsidiary of the Borrower or MDC, or (z) in the case of an Asset Sale in respect of assets or Capital Stock held by a Restricted Subsidiary only, a Restricted Subsidiary of which the Borrower, owns directly or indirectly, an equal or greater percentage of the economic and voting interests of its Capital Stock as it does of the Restricted Subsidiary that made such Asset Sale and (B) no purchase from the Borrower or any Subsidiary of the Borrower will satisfy the provisions of Section 7.04(b)(ii) above (each, other than the Borrower, a “Permitted Investing Subsidiary”);
provided that (x) in the case of Section 7.04(b)(ii) above, a binding commitment shall be treated as a permitted application of the Net Cash Proceeds from the date of such commitment so long as the Borrower, or such Restricted Subsidiary or Permitted Investing Subsidiary enters into such commitment with the good faith expectation that such Net Cash Proceeds will be applied to satisfy such commitment within 90 days of such commitment (an “Acceptable Commitment”) and such Net Cash Proceeds are actually applied to satisfy such commitment within the later of (i) 360 days after receipt of the Net Cash Proceeds from the related Asset Sale and (ii) 90 days after the date of such binding commitment.
Transactions with Affiliates.
(a)   The Borrower will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an “Affiliate Transaction”), unless:
(i)   the terms of such Affiliate Transaction are no less favorable to the Borrower or such Restricted Subsidiary, as the case may be, than those that could reasonably be expected to be obtained in a comparable transaction at such time on an arms’-length basis from a Person that is not an Affiliate of the Borrower; and
(ii)   in the event that such Affiliate Transaction involves aggregate payments, or transfers of property or services with a Fair Market Value, in excess of $5.0 million, the terms of such Affiliate Transaction will be approved by a majority of the members of the board of directors of the Borrower or, in the case of an Affiliate Transaction entered into by MDC or any Restricted Subsidiary of MDC, a majority of the members of the board of directors of MDC (including in either case a majority of the disinterested members thereof), the approval to be evidenced by a board resolution stating that the board of directors has determined that such transaction complies with the preceding provisions.

(b)   The provisions of Section 7.05 will not apply to:
(i)   Affiliate Transactions with or among the Borrower and any Restricted Subsidiary or between or among Restricted Subsidiaries;
(ii)   the entering into, maintaining or performing of any collective bargaining agreement; benefit plan; stock option, share ownership, phantom stock or similar plan; program, contract or other similar arrangement for or with any employee, officer, director or consultant of the Borrower or its Subsidiaries entered into in the ordinary course of business in good faith by the Borrower, including vacation, health, insurance, deferred compensation, severance, retirement, savings or other similar plans, programs or arrangements;
(iii)   the payment of customary fees and indemnities (including under customary insurance) to current and former directors, officers and consultants of the Borrower and its Subsidiaries;
(iv)   Affiliate Transactions undertaken pursuant to any contractual obligations or rights in existence on the Closing Date (as in effect on the Closing Date with modifications and extensions thereof not materially adverse to the Borrower and its Restricted Subsidiaries);
(v)   any Restricted Payments made in compliance with Section 7.02 or Permitted Investments;
(vi)   transactions with customers, clients, suppliers, or purchasers or sellers of goods or services that are Affiliates of the Borrower solely because the Borrower, directly or indirectly, owns Capital Stock in, or controls any such Person, in each case in the ordinary course of business and otherwise in compliance with the terms of this Agreement which are, in the reasonable determination of the board of directors or senior management of the Borrower, on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party; provided that this clause (vi) will not apply to Unrestricted Subsidiaries;
(vii)   the issuance of Qualified Capital Stock of the Borrower to any Permitted Holder or to any director, officer, employee or consultant of the Borrower, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;
(viii)   loans and advances to officers, directors and employees of the Borrower or any Restricted Subsidiary for travel, entertainment, moving and other relocation expenses, in each case made in the ordinary course of business in accordance with past practices of the Borrower or any Restricted Subsidiary, as applicable; or
(ix)   transactions in which the Borrower or any of its Restricted Subsidiaries, as the case may be, delivers to the Lenders a letter from an Independent Financial Advisor stating that such transaction is fair to the Borrower or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable, when taken as a whole, to the Borrower or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Borrower or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis.
Business Activities.
The Borrower and its Restricted Subsidiaries will not engage in any business other than a Permitted Business, except for any businesses that are not material to the Borrower and its Restricted Subsidiaries taken as a whole.
Designation of Unrestricted Subsidiaries.
(a)   The Borrower or MDC may designate after the Closing Date any Subsidiary of the Borrower as an Unrestricted Subsidiary (a “Designation”) only if:
(i)   no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Designation;

(ii)   such Subsidiary and any of its Subsidiaries do not own any Capital Stock or Indebtedness of, or own or hold any lien on any property of, the Borrower or any Restricted Subsidiary other than a Subsidiary of such Subsidiary to be Designated;
(iii)   either (i) such Subsidiary to be so Designated has consolidated assets of $1,000 or less or (ii) the Borrower would be permitted to make an Investment at the time of Designation (assuming the effectiveness of such Designation and treating such Designation as an Investment at the time of Designation) under Section 7.02 in the amount specified in the definition of Investment; and
(iv)   the terms of any Affiliate Transaction between the Subsidiary being Designated (and its Subsidiaries) would be permitted under Section 7.05 if entered into immediately following such Designation.
(b)   The Borrower will cause each Subsidiary of the Borrower to be either (i) an Unrestricted Subsidiary in accordance with this Section or (ii) party to and participant in the Cash Management Arrangements.
(c)   Neither the Borrower nor any Restricted Subsidiary will at any time:
(i)   provide credit support for, subject any of its property or assets (other than the Capital Stock of any Unrestricted Subsidiary) to the satisfaction of, or Guarantee, any Indebtedness of any Unrestricted Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness);
(ii)   be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary;
(iii)   be directly or indirectly liable for any Indebtedness (other than a Bank Credit Facility) which provides that the holder thereof may (upon notice, lapse of time or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity upon the occurrence of a default with respect to any Indebtedness of any Unrestricted Subsidiary; or
(iv)   have any direct or indirect obligation to subscribe for additional Capital Stock of such Person or maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results.
(d)   The Borrower or MDC may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a “Revocation”) only if:
(i)   no Default or Event of Default shall have occurred and be continuing at the time of and after giving effect to such Revocation;
(ii)   all Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if incurred at such time, have been permitted to be incurred for all purposes of this Agreement; and
(iii)   such Subsidiary becomes on or before the date of Revocation a party to the Cash Management Arrangements.
(e)   The Designation of a Subsidiary of the Borrower as an Unrestricted Subsidiary will be deemed to include the Designation of all of the Subsidiaries of such Subsidiary. Any such Designation or Revocation shall be evidenced to the Lenders by delivery to the Lenders of a certified copy of the resolution of the Board of Directors of the Borrower or MDC giving effect to such Designation or Revocation, as the case may be, and an officers’ certificate certifying that such Designation or Revocation complied with the foregoing conditions.
Mergers.
(a)   The Borrower will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person (whether or not the Borrower is the surviving or continuing Person), or sell, assign, transfer, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary to sell, assign, transfer, convey or otherwise dispose of) all or substantially all of the properties and assets of the Borrower, or the Borrower and its Restricted Subsidiaries taken as a whole (determined on a consolidated basis for the Borrower and its Restricted Subsidiaries), to any Person, unless:

(i)   either:
(A)   the Borrower shall be the surviving or continuing corporation; or
(B)   the Person (if other than the Borrower) formed by such consolidation or into which the Borrower is merged or the Person which acquires by sale, assignment, transfer, conveyance or other disposition the properties and assets of the Borrower and of the Borrower’s Restricted Subsidiaries substantially as an entirety (the “Successor Company”):
(1)
will be an entity organized and validly existing under the laws of the United States or any State thereof or the District of Columbia; provided that if the Successor Company is not a corporation, then a corporation wholly owned by such Person organized and validly existing under the laws of the United States or any State thereof or the District of Columbia that does not and will not have any material assets or operations shall become a co-Borrower; and

(2)
will expressly assume, pursuant to documentation reasonably acceptable to the Lenders, the due and punctual payment of the principal of and interest in respect of the Loans and the performance and observance of each covenant hereunder on the part of the Borrower to be performed or observed;

(ii)   immediately after giving effect to such transaction and the assumption contemplated by clause (i)(B)(2) above (including giving effect on a pro forma basis to any Indebtedness, including any Acquired Indebtedness, incurred or anticipated to be incurred in connection with or in respect of such transaction), (A) the Borrower or such Successor Company, as the case may be, is able to incur at least $1.00 of additional Indebtedness pursuant to Section 7.01(a) or (B) the Consolidated Leverage Ratio of the Successor Company and its Restricted Subsidiaries would be less than such ratio for the Borrower and its Restricted Subsidiaries immediately prior to such transaction;
(iii)   immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (i)(B)(2) above (including, without limitation, giving effect on a pro forma basis to any Indebtedness, including any Acquired Indebtedness, incurred or anticipated to be incurred), no Default or Event of Default shall have occurred or be continuing; and
(iv)   the Borrower or the Successor Company has delivered to the Borrower an officers’ certificate and an opinion of counsel, each stating that the consolidation, merger, sale, assignment, transfer, conveyance or other disposition comply with the terms of this Agreement and that all conditions precedent in this Agreement relating to the transaction have been complied with.
For purposes of this Section 7.08, the transfer (by assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Borrower, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Borrower (determined on a consolidated basis for the Borrower and its Restricted Subsidiaries), will be deemed to be the transfer of all or substantially all of the properties and assets of the Borrower.
(b)   The provisions of Sections 7.08(a)(ii) and 7.08(a)(iv) above will not apply to:
(i)   any transfer of the properties or assets of a Restricted Subsidiary to the Borrower or to another Restricted Subsidiary;
(ii)   any merger of a Restricted Subsidiary into the Borrower or another Restricted Subsidiary;
(iii)   any merger of the Borrower into a wholly owned Subsidiary of the Borrower created for the purpose of holding the Capital Stock of the Borrower; or
(iv)   a merger between the Borrower and a newly-created Affiliate incorporated solely for the purpose of reincorporating the Borrower in another State of the United States, so long as, in each case, the Indebtedness of the Borrower and its Restricted Subsidiaries taken as a whole is not increased thereby.

(c)   Upon any consolidation, combination or merger or any transfer of all or substantially all of the properties and assets of the Borrower and its Restricted Subsidiaries in accordance with this Section 7.08, in which the Borrower is not the continuing corporation, the Successor Company formed by such consolidation or into which the Borrower is merged or to which such conveyance, lease or transfer is made will succeed to, and be substituted for, and may exercise every right and power of, the Borrower under this Agreement with the same effect as if such Successor Company had been named as such.
(d)   Notwithstanding anything to the contrary herein, neither the Borrower nor the Borrower and its Restricted Subsidiaries taken as a whole may, directly or indirectly, lease all or substantially all of its or their respective properties or assets considered as one enterprise, in one or more related transactions, to any other Person.
Suspension of Covenants.
(a)   Beginning on a Covenant Suspension Date (as defined in the Existing Indenture) and ending on the next Reversion Date (as defined in the Existing Indenture) (such period, a “Suspension Period”) in connection with the Notes, the Borrower and the Restricted Subsidiaries will not be subject to the covenants provided in Section 7.01, Section 7.02, Section 7.03, Section 7.04, Section 7.05, Section 7.06, Section 7.07 and clause (ii) of Section 7.08(a) herein (collectively, the “Suspended Covenants”).
(b)   On each Reversion Date, all Indebtedness incurred during the Suspension Period will be classified as having been outstanding on the Closing Date, so that it is classified as permitted under clause (iv) of Section 7.01(b). Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under Section 7.02 will be made as though the provisions of Section 7.02 had been in effect prior to, but not during, the Suspension Period (and, for the avoidance of doubt, all Consolidated EBITDA and other amounts attributable to the Suspension Period that would otherwise increase the amount of Restricted Payments available to be made pursuant to any clause of Section 7.02 (including clause (iii) of Section 7.02(a)) shall be excluded in determining the amount of Restricted Payments available to be made following the Reversion Date). In addition, no Default or Event of Default will be deemed to have occurred on the relevant Reversion Date as a result of any actions taken by the Borrower or its Restricted Subsidiaries during the Suspension Period with respect to the Suspended Covenants.
(c)   Notwithstanding anything in this Section 7.09 to the contrary, the board of directors of the Borrower or MDC shall not be entitled to Designate any Subsidiary as an Unrestricted Subsidiary during a Suspension Period and all references to Restricted Subsidiaries herein during a Suspension Period shall be deemed to refer to Subsidiaries.
(d)   .
(e)   The Borrower will deliver to the Lenders written notice of the occurrence of each Covenant Suspension Date and each Reversion Date promptly upon the occurrence thereof, but in any event, within five Business Days after the occurrence thereof. The Lenders shall have no duty to monitor any of the events described under this Section 7.09.
DEFAULTS
Events of Default.
An Event of Default shall exist upon the occurrence of any of the following specified events or conditions (each an “Event of Default”):
Non-Payment.   The Borrower fails to pay when and as required to be paid herein any amount payable hereunder.
Covenants.   The Borrower shall default in any material respect in the due performance or observance of any other term, covenant or agreement contained in this Agreement and such default shall continue for a period of one hundred and twenty (120) days from the date that the Borrower receives written notice thereof from any Lender.

Cross-Default.   The Borrower or any Restricted Subsidiary shall default under any Indebtedness with an aggregate principal amount in excess of the Threshold Amount where such default:
is caused by a failure to pay the principal, premium or interest that is due and payable in respect of such Indebtedness (following the expiration of any applicable grace period); or
results in the acceleration of such Indebtedness prior to its stated maturity.
Judgments.   The Borrower, MDC or any of their respective Significant Subsidiaries (or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary) fails to pay one or more final non-appealable judgments against any of them equal to or in excess of the Threshold Amount (to the extent not covered by adequate insurance by a solvent insurer of national or international reputation which has acknowledged its obligations in writing), and there is a period of sixty (60) consecutive days during which a stay of enforcement of such judgment, by reason of a pending appeal, payment and discharge or otherwise, is not in effect.
Insolvency Proceedings.   A Bankruptcy Event of Default shall have occurred and is continuing.
Indenture Default.   Any “Event of Default” (as defined in the Indenture) shall have occurred and be continuing (unless waived, cured, rescinded, discharged or amended in accordance with the terms thereof).
Change of Control.   A Change of Control has occurred.
Remedies upon Event of Default.
If any Event of Default occurs and is continuing, the Required Lenders may take any or all of the following actions and shall be entitled to seek all remedies and all relief, including, but not limited to:
declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrower; and
exercise all rights and remedies available to the Lenders hereunder and under applicable Law;
provided, however, that upon the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower under the Bankruptcy Code of the United States, the unpaid principal amount of all outstanding Loans and all interest and other amounts as aforesaid shall automatically become due and payable, in each case without further act of the Lenders.
All remedies hereunder shall be cumulative, and Lenders’ relief and recoveries shall include unpaid principal, interest (pre-judgment and post-judgment), and all reasonable out-of-pocket costs, expenses, filing fees and attorneys’ fees.
MISCELLANEOUS
Amendments, Etc.
Except as otherwise set forth in this Agreement, no amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent to any departure by the Borrower therefrom, shall be effective unless in writing signed by the Required Lenders and the Borrower, and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.
Notwithstanding the foregoing, no such waiver, amendment, or consent shall, unless in writing and signed by all of the Lenders, do any of the following:
postpone or delay the Maturity Date;
reduce the principal of, or the rate of interest on, any Loan or reduce any other amounts payable hereunder;

increase the amount of any Lender’s Loan Commitment;
amend, modify or waive the pro rata requirements of Section 2.05;
eliminate or reduce the voting rights of any Lender under this Section 9.01; or
amend the definition of Required Lenders, consent to the assignment or transfer by the Borrower of any of their respective rights and obligations under this Agreement and any other Loan Documents.
Notices.
All notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by electronic mail to the applicable address specified on the signature pages hereof. Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by electronic mail shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient).
Expenses; Indemnity; Damage Waiver.
The Borrower shall pay (i) all reasonable and documented out-of-pocket costs and expenses incurred by the Lenders and their respective Affiliates (without duplication), (but limited, (A) in the case of legal fees and expenses, to the reasonable fees, disbursements and other charges of one counsel to the Lenders, taken as a whole, plus, if reasonably necessary, one regulatory counsel and one local counsel to the Lenders, taken as a whole, in any relevant material jurisdiction (and in the case of an actual or reasonably perceived potential conflict of interest, one additional counsel and local counsel to the affected Lenders, taken as a whole) in connection with the preparation, execution, delivery and administration of the Loan Documents or any amendments, modifications or waivers of the provisions thereof) and (ii) all reasonable and documented and invoiced out-of-pocket expenses incurred by any Lender and the fees, charges and disbursements of counsel to the Lenders, taken as a whole, in any relevant material jurisdiction (and in the case of an actual or reasonably perceived potential conflict of interest, one additional counsel to the affected Lenders, taken as a whole) (but limited, in the case of legal fees and expenses, to the fees, disbursements and other charges of one counsel to the Lenders, taken as a whole, and, if reasonably necessary, one local counsel and one regulatory counsel to the Lenders, taken as a whole, in each relevant material jurisdiction (and in the case of an actual or reasonably perceived potential conflict of interest, one additional counsel to the affected Lenders, taken as a whole)) in connection with the enforcement or protection of any rights or remedies in connection with the Loan Documents (including all such costs and expenses incurred during any legal proceeding, including any proceeding under any Debtor Relief Laws or during any workout, restructuring or negotiations in respect of such Loans).
Without duplication of the expense reimbursement obligations pursuant to clause (a) above, the Borrower shall indemnify each Lender and each Related Party (excluding Excluded Affiliates in their capacity as such) of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and reasonable and documented expenses, joint or several, of any kind or nature whatsoever (and limited, in the case of legal expenses, to the reasonable and documented and invoiced out-of-pocket fees and expenses of one counsel for all Indemnitees and to the extent reasonably determined by the Lenders to be necessary, one regulatory counsel and one local counsel in each relevant jurisdiction (and, in the case of an actual or potential conflict of interest, where the Indemnitee affected by such conflict notifies the Borrower of the existence of such conflict and thereafter retains its own counsel, one additional counsel) for all Indemnitees (which may include a single special counsel acting in multiple jurisdictions)), incurred by or asserted against any Indemnitee by any third party or by the Borrower or any Subsidiary arising out of, in connection with, or as a result of (i) the execution or delivery of any Loan Document, the performance by the parties to the Loan Documents of their respective obligations thereunder or the consummation of the transactions contemplated thereby, (ii) any Loan or the use of the proceeds therefrom, (iii) any actual or alleged presence or release or threat of release of hazardous materials on, at, to or from any real property currently owned or operated by the Borrower or any Subsidiary, or any other environmental liability related in any way to the Borrower or any

Subsidiary, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Borrower and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities, costs or related expenses (w) resulted from the gross negligence, bad faith or willful misconduct of such Indemnitee or its Related Parties (as determined by a court of competent jurisdiction in a final and non-appealable judgment), (x) resulted from a material or bad faith breach of the Loan Documents by such Indemnitee or its Related Parties (as determined by a court of competent jurisdiction in a final and non-appealable judgment), (y) arise from disputes between or among Indemnitees that do not arise out of any act or omission of the Borrower (other than disputes involving claims against the Lenders, in each case, in their capacity as such) that do not involve an act or omission by the Borrower or any Restricted Subsidiary or (z) resulted from any settlement effected without the Borrower’s prior written consent (which consent shall not be unreasonably withheld or delayed); provided that, to the extent any amounts paid to an Indemnitee in respect of this Section 9.03, such Indemnitee, by its acceptance of the benefits hereof, agrees to refund and return any and all amounts paid by the Borrower to it if, pursuant to the operation of the foregoing clauses (w) through (z), such Indemnitee was not entitled to receipt of such amount. This Section 9.03(b) shall not apply with respect to Taxes other than any Taxes that represent losses, claims, damages, etc. arising from any non-Tax claim.
To the extent permitted by applicable law, none of the Borrower, any other party hereto or any Indemnitee shall assert, and each hereby waives, any claim against any other such Person on any theory of liability for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) (whether or not the claim therefor is based on contract, tort or duty imposed by any applicable legal requirement) arising out of, in connection with, arising out of, as a result of, or in any way related to, this Agreement or any agreement or instrument contemplated hereby or referred to herein, the transactions contemplated hereby or thereby, or any act or omission or event occurring in connection therewith and each such Person further agrees not to sue upon any such claim or any such damages, whether or not accrued and whether or not known or suspected to exist in its favor; provided that the foregoing shall in no event limit the Borrower’s indemnification obligations to the extent such special, indirect, consequential or punitive damages are included in any claim by an unaffiliated third party with respect to which the applicable Indemnitee is entitled to indemnification under this Section 9.03.
In case any proceeding is instituted involving any Indemnitee for which indemnification is to be sought hereunder by such Indemnitee, then such Indemnitee will promptly notify the Borrower of the commencement of any proceeding; provided, however, that the failure to do so will not relieve the Borrower from any liability that it may have to such Indemnitee hereunder, except to the extent that the Borrower is materially prejudiced by such failure. Notwithstanding the above, following such notification, the Borrower may elect in writing to assume the defense of such proceeding, and, upon such election, the Borrower will not be liable for any legal costs subsequently incurred by such Indemnitee (other than reasonable costs of investigation and providing evidence) in connection therewith, unless (i) the Borrower has failed to provide counsel reasonably satisfactory to such Indemnitee in a timely manner, (ii) counsel provided by the Borrower reasonably determines its representation of such Indemnitee would present it with a conflict of interest or (iii) the Indemnitee reasonably determines that there are actual conflicts of interest between the Borrower and the Indemnitee, including situations in which there may be legal defenses available to the Indemnitee which are different from or in addition to those available to the Borrower.
Notwithstanding anything to the contrary in this Agreement, the extent permitted by applicable law, the Borrower shall not assert, and hereby waives, any claim against any Indemnitee for any direct or actual damages arising from the use by unintended recipients of information or other materials distributed to such unintended recipients by such Indemnitee through telecommunications, electronic or other information transmission systems (including the Internet) in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby; except to the extent that such direct or actual damages are determined by a court of competent jurisdiction by final, non-appealable judgment to have resulted from the gross negligence, bad faith or willful misconduct of, or a material breach of the Loan Documents by, such Indemnitee or its Related Parties.
All amounts due under this Section 9.03 shall be payable not later than fifteen (15) Business Days after written demand therefor; provided, however, that any Indemnitee shall promptly refund an indemnification payment received hereunder to the extent that there is a final judicial determination that such Indemnitee was not entitled to indemnification with respect to such payment pursuant to this Section 9.03.
No Waiver; Cumulative Remedies.
No failure by the Lenders to exercise, and no delay by the Lenders in exercising, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by Law.
Successors and Assigns; Register.
Assignments: Generally.   The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that (i) the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of all of the Lenders and subject to all conditions they may impose, and (ii) the consent of the Borrower shall not be required for any assignment, transfer or voting sub-participation by the Initial Lenders of the entire Loan (though the Lender so assigning, transferring or providing the voting sub-participation shall be required promptly to notify the Borrower and provide such details as the Borrower may reasonably request in respect of the same).
Assignments by Lenders.   Any Lender may at any time assign to one or more assignees a portion of its rights and Obligations under this Agreement (including a portion of Loan Commitments and the Loan at the time owing to it); provided that any such assignment shall be subject to the following conditions:
Minimum Amounts.   The aggregate amount of the Loan Commitment (which for this purpose includes the Loan outstanding thereunder) shall not be less than $2.0 million unless the Lenders and the Borrower otherwise consent.
Proportionate Amounts.   Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loan and/or the Loan Commitment assigned.
Consents. The consent of the Borrower shall not be required.
Assignment and Assumption.   The parties to each assignment shall execute and deliver to the Lenders and the Borrower an assignment and assumption.
No Assignment to Certain Persons.   No such assignment shall be made to the Borrower or any of its Affiliates or Subsidiaries.
No Assignment to Natural Persons.   No such assignment shall be made to a natural Person.
Article IISubject to acceptance by the Lenders pursuant to paragraph (c) of this Section 9.05, from and after the effective date specified in each assignment and assumption, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such assignment and assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such assignment and assumption, be released from its obligations under this Agreement (and, in the case of an assignment and assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Article III with respect to facts and circumstances occurring prior to the effective date of such assignment. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (d) of this Section 9.05. No Assignee shall be entitled to receive any greater payment under Section 3.01 hereof than the assignor would have been entitled to receive with respect to the rights assigned unless such assignment shall have been made at a time when the circumstances giving rise to such greater payment did not exist.

Register.   The Borrower shall maintain at one of its offices in the United States, a register for the recordation of the names and addresses of the Lenders, and principal amounts (and stated interest) of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error. Any assignment or transfer made pursuant to this Section 9.05 shall be notified to the Borrower, made pursuant to an assignment and assumption agreement and shall be recorded in the Register. The Register shall be available for inspection by any Lender at any reasonable time and from time to time upon reasonable prior notice.
Participations.   Any Lender may at any time, without the consent of, or notice to, the Borrower or the Lenders, sell participations to any Person (other than a natural Person, a holding company, investment vehicle or trust established for, or owned and operated for the primary benefit of, a natural Person, or the Borrower or any of the Borrower’s Affiliates or Subsidiaries) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Loan Commitment and/or the Loans owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, and (iii) the Borrower and the Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement.
Article IIIAny agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver which affects such Participant and for which the consent of such Lender is required. The Borrower agrees that each Participant shall be entitled to the benefits of Article III (subject to the requirement and limitations therein, including the requirements under Section 3.01(e) (it being understood that the documentation required under Section 3.01(e) shall be delivered to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to the provisions hereof; provided that such Participant (A) agrees to be subject to the provisions hereunder as if it were an assignee hereunder; and (B) shall not be entitled to receive any greater payment under Article III, with respect to any participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a change in any requirement of law that occurs after the Participant acquired the applicable participation. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Lenders shall have no responsibility for maintaining a Participant Register.
Certain Pledges.   Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.
Notes.   The Borrower, upon receipt by the Borrower of written notice from the relevant Lender, agrees to issue Notes to any Lender requiring Notes to facilitate transactions of the type described in this Section 9.05.
Interest Rate Limitation.
Notwithstanding anything to the contrary contained herein, the interest paid or agreed to be paid under this Agreement shall not exceed the maximum rate of non-usurious interest permitted by applicable

Law (the “Maximum Rate”). If the Lenders shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Loans or, if it exceeds such unpaid principal, refunded to the Borrower. In determining whether the interest contracted for, charged, or received by the Lenders exceeds the Maximum Rate, such Person may, to the extent permitted by applicable Law, (i) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (ii) exclude voluntary prepayments and the effects thereof and (iii) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Loans hereunder.
Counterparts; Integration.
This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement constitutes the entire contract among the parties relating to the subject matter hereof and supersedes any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. This Agreement shall become effective when it shall have been executed (countersigned) by all of the Lenders following their receipt of the Borrower’s executed signatures. Any executed signature page delivered to any party via email or facsimile shall have the same effect as an original.
Survival of Representations and Warranties.
All representations and warranties made hereunder or other document delivered pursuant hereto or in connection herewith shall survive the execution and delivery hereof. Such representations and warranties have been or will be relied upon by the Lenders without any exception whatsoever and regardless of any investigation made by the Lenders and regardless of information, notice or knowledge the Lenders had or are purported to have had at any time including prior to entering this Agreement. The Borrower’s representations and warranties shall continue in full force and effect as long as any Loan shall remain unpaid or unsatisfied.
Severability.
If any provision of this Agreement is held by a court of competent jurisdiction to be illegal, invalid or unenforceable, (i) the legality, validity and enforceability of the remaining provisions of this Agreement shall not be affected or impaired thereby and (ii) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. Should the parties be unable or unwilling to negotiate a replacement, then the court will strike the offending provision(s) to the minimal extent it deems necessary. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. The parties to this Agreement had a full and fair opportunity to negotiate and draft this Agreement. No party and no attorney shall be the primary drafter of this Agreement.
Governing Law; Jurisdiction Etc.
Governing Law.   THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.
Submission to Exclusive Jurisdiction.   EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK CITY AND OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES

THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT OR IN ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT ANY LENDER OR ANY L/C ISSUER MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST THE BORROWER OR ANY OTHER LOAN PARTY OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.
Waiver of Venue.   EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT IN ANY COURT REFERRED TO IN PARAGRAPH (B) OF THIS SECTION 9.10. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.
Service of Process.   EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 8.02. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.
Waiver of Jury Trial.
EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.
Entire Agreement.
THIS AGREEMENT REPRESENTS THE FINAL AGREEMENT AMONG THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES.
SUBORDINATION
Agreement to Subordinate.
The Borrower and the Lenders agree that the payment of all Obligations owing in respect of the Loans is subordinated in right of payment, to the extent and in the manner provided in this Section 10.01, to the prior payment in full of all existing and future Senior Indebtedness of the Borrower and that subordination is for the benefit of and enforceable by the lenders of such Senior Indebtedness as third party beneficiaries of this Section 10.01. The Loans shall in all respects rank pari passu in right of payment with all existing and future Indebtedness (other than Senior Indebtedness and Subordinated Indebtedness) of the Borrower and will be senior in right of payment to all existing and future Subordinated Indebtedness of the Borrower; and only Indebtedness of the Borrower that is Senior Indebtedness shall rank senior to the Loans in accordance with the provisions set forth herein.

Upon any payment or distribution of the assets of the Borrower to creditors upon a bankruptcy, total or partial liquidation or a total or partial dissolution of the Borrower or in a reorganization of or similar proceeding relating to the Borrower or its property:
the lenders of Senior Indebtedness of the Borrower shall be entitled to receive payment in full of such Senior Indebtedness before the Lenders shall be entitled to receive any payment or distribution of any kind or character with respect to any Obligations on, or relating to, the Loans; and
until the Senior Indebtedness of the Borrower is paid in full, any payment or distribution to which Lenders would be entitled but for the subordination provisions of this Agreement shall be made to lenders of such Senior Indebtedness as their interests may appear, except that the Lenders may receive Permitted Junior Securities.
The Borrower shall not be required to and shall not pay principal of, premium, if any, or interest on the Loans (or pay any other Obligations relating to the Loans, including fees, costs, expenses, indemnities and rescission or damage claims) (collectively, “pay the Loans”) (except by way, by agreement of the Borrower and the Lenders, the issuance of Permitted Junior Securities) if either of the following occurs (a “Payment Default”):
any Obligation on any Senior Indebtedness of the Borrower is not paid when due; or
any other default on Senior Indebtedness of the Borrower occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms;
unless, in either case, the Payment Default has been cured or waived and any such acceleration has been rescinded or such Senior Indebtedness has been paid in full; provided, however, that the Borrower shall be required to pay the Loans when, without regard to the foregoing, the Borrower or the Lenders receive written notice approving such payment from the representatives in respect of all of the Senior Indebtedness with respect to which the Payment Default has occurred and is continuing.
The Borrower shall pay the Loans when due, except as otherwise provided in Section 10.01(b) or (c).
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.
BORROWER:
[NEW MDC INC.]
By:

Name:
Title:
[Signature Page to Credit Agreement]

LENDERS:
BROAD STREET PRINCIPAL INVESTMENTS, L.L.C.
By:

Name:
Title:
STONEBRIDGE 2017, L.P.
By: Bridge Street Opportunity Advisors, L.L.C., as general partner
By:

Name:
Title:
STONEBRIDGE 2017 OFFSHORE, L.P.
By: Bridge Street Opportunity Advisors, L.L.C., as general partner
By:

Name:
Title:
[Signature Page to Credit Agreement]

SCHEDULE I
Loan Commitments
Lender	Commitment
Broad Street Principal Investments, L.L.C.	$20,789,473.68
StoneBridge 2017, L.P.	$3,108,684.21
StoneBridge 2017 Offshore, L.P.	$1,101,842.11
Total	$25,000,000

Exhibit E: OpCo Letter Agreement

[•], 2021
Broad Street Principal Investments, L.L.C.
Stonebridge 2017, L.P.
Stonebridge 2017 Offshore, L.P.
200 West Street
New York, New York 10282
Re:   Rights of the Preferred Units; Amendments; Waivers
Ladies and Gentleman:
This letter agreement (this “Letter Agreement”) is made in reference to that certain Amended and Restated Limited Liability Company Agreement of [Midas Opco Holdings LLC] (as amended, supplemented or restated from time to time, the “OpCo LLC Agreement”), dated as of [•], by and among [Midas Opco Holdings LLC] a Delaware limited liability company (the “Company”), [NEW MDC INC.], a Delaware corporation (“PubCo”), as a member and in its capacity as the initial Manager, Stagwell Media LP, a Delaware limited partnership (“Stagwell”), [STAGWELL FAF] and each Person who is or at any time becomes a Member in accordance with the terms of the Operating Agreement. Capitalized terms that are used but not defined herein have the respective meanings specified in the Operating Agreement.
PubCo hereby agrees that it will comply with the provisions set forth in Section 3.7 (Rights of the Preferred Units) of the OpCo LLC Agreement and, upon any breach or threatened breach thereof by the Company, shall enforce its rights against the Company.
PubCo further agrees that it shall not permit Section 3.7 of the OpCo LLC Agreement to be waived, modified or amended in any manner which, directly or indirectly, adversely affects the rights, preferences and privileges of any of Broad Street Principal Investments, L.L.C., Stonebridge 2017, L.P. or Stonebridge 2017 Offshore, L.P. (each, a “Holder” and collectively, the “Holders”), without the prior written consent of such Holder (such consent, not to be unreasonably withheld, conditioned or delayed). PubCo agrees to notify the Holders of any contemplated waiver, modification or amendment to Section 3.7 of the OpCo LLC Agreement related to the rights, preferences and privileges of the Preferred Units.
In the event that PubCo: (i) withdraws as a Member of the Company pursuant to Section 7.4 of the Operating Agreement or (ii) a new Manager is duly appointed pursuant to Section 6.6 of the Operating Agreement, PubCo shall cause the new Manager to execute and deliver this Letter Agreement to the Holders as a condition to such withdrawal or appointment.
This Letter Agreement constitutes the entire agreement among the parties hereto with respect to the matters described herein. This Letter Agreement may be executed in counterparts, each of which will be deemed to be an original, but all of which, when taken together, will constitute one and the same instrument.
This Letter Agreement may not be modified or amended, nor will any consent, waiver or approval contemplated hereunder be effective unless agreed to in writing by the parties hereto.
This Letter Agreement shall be construed in accordance with and governed by the internal substantive and procedural laws of the State of Delaware, without regard to the conflicts of law rules of such state or any other jurisdiction.
[Signature Pages Follow]

Very truly yours,
BROAD STREET PRINCIPAL INVESTMENTS, L.L.C.
By:

Name:
Title:
STONEBRIDGE 2017, L.P.
By:

Name:
Title:
STONEBRIDGE 2017 OFFSHORE, L.P.
By:

Name:
Title:
Acknowledged and agreed as of
the date first written above by:
[PUBCO (in its capacity as the Manager of Midas Opco Holdings LLC)]
By:

Name:
Title:
[Signature Page to OpCo LLC Letter Agreement]

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.    Indemnification of Directors and Officers.
Under Section 124 of the CBCA, the Registrant may indemnify a present or former director or officer of the Registrant or another individual who acts or acted at the Registrant’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Registrant or other entity. The Registrant may not indemnify an individual unless the individual (i) acted honestly and in good faith with a view to the best interests of the Registrant, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Registrant’s request, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the conduct was lawful. The aforementioned individuals are entitled to the indemnification described above from the Registrant as a matter of right if they were not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and if the individual fulfills conditions (i) and (ii) above. The Registrant may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding; however, the individual shall repay the moneys if the individual does not fulfill the conditions set out in (i) and (ii) above. The indemnification or the advance of any moneys may be made in connection with a derivative action only with court approval and only if the conditions in (i) and (ii) above are met. Under the CBCA, the Registrant may purchase and maintain insurance for the benefit of any of the aforementioned individuals against any liability incurred by the individual in their capacity as a director or officer of the Registrant, or in their capacity as a director or officer, or similar capacity, of another entity, if the individual acted in such capacity at the Registrant’s request.
The by-laws of the Registrant provide that, subject to the limitations contained in the CBCA but without limit to the right of the Registrant to indemnify any person under the CBCA or otherwise, the Registrant shall indemnify every director and officer of the Company and his or her heirs, executors, administrators and other legal personal representatives, against any liability and all costs, charges and expenses that he or she sustains or incurs in respect of any action, suit or proceeding that is proposed or commenced against him or her for or in respect of anything done or permitted by him or her in respect of the execution of the duties of his or her office; and all other costs, charges and expenses that he or she sustains or incurs in respect of the affairs of the Company.
See above under the heading “Description of MDC Delaware and the Combined Company Capital Stock — Limitations of Liability and Indemnification Matters” for a description of indemnification provisions and arrangements that will be applicable following the completion of the Redomiciliation and the Business Combination.
Item 21.    Exhibits and Financial Statement Schedules.
(a) See Exhibit Index.
Item 22.    Undertakings.
The undersigned Registrant hereby undertakes:
(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6)
That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)
To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one (1) Business Day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(9)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX
Exhibit No.	Description
2.1	Transaction Agreement, dated as of December 21, 2020, by and among Stagwell Media LP and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed on December 22, 2020)
3.1	Articles of Amalgamation, dated January 1, 2004 (incorporated by reference to Exhibit 3.1 to the Company’s Form 10-Q filed on May 10, 2004)
3.1.1	Articles of Continuance, dated June 28, 2004 (incorporated by reference to Exhibit 3.3 to the Company’s Form 10-Q filed on August 4, 2004)
3.1.2	Articles of Amalgamation, dated July 1, 2010 (incorporated by reference to Exhibit 3.1 to the Company’s Form 10-Q filed on July 30, 2010)
3.1.3	Articles of Amalgamation, dated May 1, 2011 (incorporated by reference to Exhibit 3.1 to the Company’s Form 10-Q filed on May 2, 2011)
3.1.4	Articles of Amalgamation, dated January 1, 2013 (incorporated by reference to Exhibit 3.1.4 to the Company’s Form 10-K filed on March 10, 2014)
3.1.5	Articles of Amalgamation, dated April 1, 2013 (incorporated by reference to Exhibit 3.1.5 to the Company’s Form 10-K filed on March 10, 2014)
3.1.6	Articles of Amalgamation, dated July 1, 2013 (incorporated by reference to Exhibit 3.1.6 to the Company’s Form 10-K filed on March 10, 2014)
3.1.7	Articles of Amendment, dated March 7, 2017 (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K filed on March 7, 2016)
3.1.8	Articles of Amendment, dated March 14, 2019 (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K filed on March 15, 2019)
3.2	General By-law No. 1, as amended on April 29, 2005 (incorporated by reference to Exhibit 3.2 to the Company’s Form 10-K filed on March 16, 2007)
3.3	Form of Certificate of Domestication*
3.4	Form of Certificate of Incorporation of MDC Partners Inc. (MDC Delaware) (included as Annex P to the Company’s Amendment No. 1 to Registration Statement on Form S-4 filed on March 29, 2021)*
3.5	Form of Certificate of Incorporation of MDC Partners Inc. (Combined Company) (included as Annex A to the Company’s Amendment No. 1 to Registration Statement on Form S-4 filed on March 29, 2021)*
3.6	Form of Bylaws of MDC Partners Inc. (MDC Delaware) (included as Annex Q to the Company’s Amendment No. 1 to Registration Statement on Form S-4 filed on March 29, 2021)*
3.7	Form of Bylaws of MDC Partners Inc. (Combined Company) (included as Annex B to the Company’s Amendment No. 1 to Registration Statement on Form S-4 filed on March 29, 2021)*
4.1	Indenture, dated as of March 23, 2016, among the Company, the Guarantors and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed on March 23, 2016)
4.1.1	7.50% Senior Notes due 2024 (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K filed on March 23, 2016)
4.1.2	First Supplemental Indenture, dated as of September 16, 2020, among the Additional Note Guarantors and the Bank of New York Mellon, as trustee, to Indenture, dated as of March 23, 2016, among the Company, the Guarantors, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Form 10-Q filed on October 29, 2020)

Exhibit No.	Description
4.1.3	Second Supplemental Indenture, dated as of January 13, 2021, among the Company, the Note Guarantors party thereto and the Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed on January 13, 2021)
5.1	Form of Opinion of Cleary Gottlieb Steen & Hamilton LLP regarding validity of the securities being registered (incorporated by reference to Exhibit 5.1 to the Company’s Amendment No. 1 to Registration Statement on Form S-4 filed on March 29, 2021)*
8.1	Form of Opinion of Fasken Martineau DuMoulin LLP***
8.2	Form of Opinion of Cleary Gottlieb Steen & Hamilton LLP***
10.1	Second Goldman Letter Agreement, dated as of April 21, 2021, by and among the Company, Broad Street Principal Investments, L.L.C., Stonebridge 2017, L.P.,and Stonebridge 2017 Offshore, L.P. (attached as Annex E to this Proxy Statement/Prospectus)**
10.2	Form of Consent and Support Agreement entered into by and between MDC Partners Inc. and the holders of more than 50% of the aggregate principal amount of the 6.50% Senior Notes due 2024 of the Company (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on December 22, 2020)*
16.1	Letter of PricewaterhouseCoopers LLP dated February 8, 2021 to the Securities and Exchange Commission regarding statements included in this Registration Statement*
21	Subsidiaries of Registrant (incorporated by reference to Exhibit 21 to the Company’s Form 10-K filed on March 5, 2020)
23.1	Consent of Independent Registered Public Accounting Firm BDO USA, LLP**
23.2	Consent of PricewaterhouseCoopers LLP, independent accountants**
23.3	Consent of Deloitte & Touche LLP**
23.4	Consent of Fasken Martineau DuMoulin LLP (contained in Exhibit 8.1)***
23.5	Consent of Cleary Gottlieb Steen & Hamilton LLP (contained in Exhibit 5.1 to the Company’s Amendment No. 1 to Registration Statement on Form S-4 filed on March 29, 2021)*
23.6	Consent of Cleary Gottlieb Steen & Hamilton LLP (contained in Exhibit 8.2)***
24.1	Power of Attorney (included in Exhibit 24.1)*
99.1	Form of Letter of Transmittal (included as Annex C to this Proxy Statement/Prospectus)**
99.2	Form of Proxy (Transaction Proposals and Compensation Proposal) (included as Annex F to the Company's Amendment No. 1 to Registration Statement on Form S-4 filed on March 29, 2021)*
99.3	Form of MDC Delaware Proxy (included as Annex C to the Company's Amendment No. 1 to Registration Statement on Form S-4 filed on March 29, 2021)*
99.4	Opinion of Moelis & Company LLC (included as Annex I to the Company’s Amendment No. 1 to Registration Statement on Form S-4 filed on March 29, 2021)*
99.5	Consent of Moelis & Company LLC**
99.6	Opinion of Canaccord Genuity Corp. and the Formal Valuation (included as Annex J to the Company’s Amendment No. 1 to Registration Statement on Form S-4 filed on March 29, 2021)*
99.7	Consent of Canaccord Genuity Corp.**

*
Previously filed.

**
Filed electronically herewith.

***
To be filed by amendment.

†
Indicates management contract or compensatory plan.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Proxy Statement/Prospectus to be signed on its behalf by the undersigned thereunto duly authorized.
MDC PARTNERS INC.
/s/ Frank Lanuto Chief Financial Officer (Principal Financial Officer) Date: April 21, 2021
/s/ Vincenzo DiMaggio Chief Accounting Officer (Principal Accounting Officer) Date: April 21, 2021
/s/ Mark Penn Chief Executive Officer (Principal Executive Officer) and Chairman of the Board Date: April 21, 2021
* Ambassador Charlene Barshefsky Director Date: April 21, 2021
* Asha Daniere Director Date: April 21, 2021
* Bradley Gross Director Date: April 21, 2021
* Wade Oosterman Director Date: April 21, 2021
* Desirée Rogers Director Date: April 21, 2021
* Irwin D. Simon Lead Independent Director Date: April 21, 2021
* By: /s/ Frank Lanuto Frank Lanuto Attorney-in-fact

AUTHORIZED REPRESENTATIVE
Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the Authorized Representative has duly caused this registration statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of MDC Partners Inc. in the United States, on April 21, 2021.
MDC PARTNERS INC.
By:	/s/ Frank Lanuto
	Name:	Frank Lanuto
	Title:	Chief Financial Officer